As filed with the United States Securities and Exchange Commission on January 21, 2026

Registration No. 333-290742

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________________________

Pre-Effective Amendment No. 1
to
FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

_________________________________

Aptorum Group Limited
(Exact name of registrant as specified in its charter)

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Cayman Islands*	2834	Not Applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

17 Hanover Square
London W1S 1BN, United Kingdom
+44 20 80929299
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
_________________________________

Copies of all communications, including communications sent to agent for service, should be sent to:

Louis Taubman, Esq. Hunter Taubman Fischer & Li LLC 950 Third Avenue, 19th Floor New York, NY 10022 Tel: (917) 512-0827	Jonathan Deblinger, Esq. John J. Hart, Esq. Ellenoff Grossman & Schole LLP 1345 Avenue of the Americas New York, NY 10105-0302 Tel: (212) 370-1300

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Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effective date of this registration statement and the satisfaction or waiver of all other conditions under the Merger Agreement described herein.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

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*         Prior to the consummation of the Merger described herein, the Registrant intends to effect a deregistration under Article 206 of the Cayman Islands Companies Act (as amended) and a domestication under Section 388 of the Delaware General Corporation Law, pursuant to which the Registrant’s jurisdiction of incorporation will be changed from the Cayman Islands to the State of Delaware. All securities being registered will be issued by the continuing entity following the Domestication, which continuing entity will be renamed following the effectiveness of the Closing (as defined in the accompanying proxy statement/prospectus).

The information in this preliminary proxy statement/prospectus is not complete and may be changed. We may not sell the securities described in this preliminary proxy statement/prospectus until the registration statement filed with the Securities and Exchange Commission, of which this preliminary statement/prospectus is a part, is effective. This preliminary proxy statement/prospectus is not an offer to sell and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROXY STATEMENT/PROSPECTUS

SUBJECT TO COMPLETION, DATED JANUARY 21, 2026

PROXY STATEMENT FOR EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF
APTORUM GROUP LIMITED
(A CAYMAN ISLANDS EXEMPTED COMPANY)

PROSPECTUS FOR
SHARES OF COMMON STOCK APTORUM GROUP LIMITED
(AFTER ITS DOMESTICATION AS A CORPORATION INCORPORATED IN THE STATE OF DELAWARE AND RENAMING AS TO BE DETERMINED IN CONNECTION WITH THE DOMESTICATION AS DESCRIBED HEREIN)

To the Stockholders of Aptorum Group Limited and DiamiR Biosciences Corp.,

Aptorum Group Limited, a Cayman Islands exempted company with limited liability (“Aptorum”, “APM,” “Aptorum Group” or the “Company”) and DiamiR Biosciences Corp., a Delaware corporation (“DiamiR”), entered into an Agreement and Plan of Merger on July 14, 2025, (the “Merger Agreement”), pursuant to which, among other matters, Aptorum will form a direct, wholly owned subsidiary in the state of Delaware (“Merger Sub”), which will merge with and into DiamR, with DiamiR surviving as a wholly owned subsidiary of Aptorum, and the surviving corporation of the merger (the “Merger”). Aptorum following the Merger is referred to herein as the “Combined Company.” Aptorum is not a Chinese operating company, but a Cayman Islands holding company with operations conducted by its subsidiaries in Hong Kong — see “Risk Factors — Risks Related to Our Corporate Structure” and “Risk Factors — Risks Relating to Doing Business in Hong Kong”.

Concurrently with the execution of the Merger Agreement, DiamiR and Aptorum Therapeutics Limited, a wholly owned subsidiary of the Company (“Aptorum Therapeutics”), entered into a management services agreement, pursuant to which, Aptorum Therapeutics shall pay a monthly service fee equal to $87,500 and reimburse expenses to DiamiR in exchange for the officers and employees of DiamiR providing services to Aptorum Therapeutics to develop a diagnostic test for early detection and monitoring of progression of glioblastoma until the earlier of the closing of the Merger or December 31, 2025. In addition, concurrently with the execution of the Merger Agreement, DiamiR, DiamiR LLC, a wholly owned subsidiary of DiamiR, and Aptorum Therapeutics entered into that certain Limited Interim Patent and Know-How License Agreement (the “Intellectual Property License Agreement”), pursuant to which DiamiR and DiamiR LLC shall license on a non-exclusive basis their respective intellectual properties to the Company in exchange for an upfront payment equal to $5,000, and monthly payments in the amount of $1,200 until the earlier of the closing of the Merger or December 31, 2025. As the parties continue to work towards satisfying the closing conditions for the Merger, they agreed to extend the original December 31, 2025 termination date of the Merger Agreement and other related agreements to March 31, 2026. The parties signed an amendment to the Management Services Agreement reflecting the extended term (the “Amendment”); the Amendment also increased the monthly Management Service Fee to $105,000 per month.

Immediately prior to the closing of Merger, Aptorum will transfer by way of continuation to and domesticate as a Delaware corporation (the “Domestication”; the Company immediately following the Domestication and prior to the closing of Merger, “Aptorum Delaware”). In connection with the Domestication, each then issued and outstanding Class A ordinary share of Aptorum will convert automatically, on a one-for-one basis, into a share of common stock of Aptorum Delaware, each then issued and outstanding Class B ordinary share of Aptorum will convert automatically into a share of common stock of Aptorum Delaware and a share of non-voting and non-convertible Series A preferred stock of Aptorum Delaware. If the issuance were to occur on January 21, 2026, a total of 9,536,034 shares of Aptorum Delaware’s common stock and 1,796,934 shares of non-convertible Series A preferred stock, respectively, would be issued to Aptorum’s existing shareholders.

At the effective time of the Merger (the “Effective Time” or the “Closing”), each then-outstanding share of DiamiR’s common stock, other than dissenting shares, will be converted into a number of shares of Aptorum Delaware common stock equal to the Conversion Ratio, which is the number resulting from dividing (i) the quotient of dividing the total number of Aptorum ordinary shares on a fully diluted basis by the total number of shares of DiamiR common stock on a fully diluted basis, by (ii) three-seventh (3/7), as described in more detail in the section titled “The Merger

Agreement-Conversion Ratio” (the “Conversion Ratio”). If the issuance were to occur on January 21, 2026, a total of 19,917,413 shares of Aptorum Delaware’s common stock would be issued to current stockholders of DiamiR and no shares of Series A preferred stock will be issued to any current DiamiR stockholders.

Immediately following the closing of the Merger, stockholders of DiamiR and existing Aptorum shareholders will own approximately 70% and 30%, respectively, of the outstanding shares of common stock of the Combined Company. Jurchen Investment Corporation, a company wholly owned by Mr. Huen (“Jurchen”), Aptorum’s current Chairman and Chief Executive Officer, will be the beneficial owner of 1,606,147 shares of Series A preferred stock.

Aptorum’s Class A ordinary shares are currently listed on Nasdaq under the symbol “APM.” After completion of the Merger, the Company will be renamed “Niki BioSolutions, Inc.” and it is expected that the common stock of the Combined Company will trade on Nasdaq under the symbol “NIKI”. On January 8, 2026, the closing sale price of Aptorum’s Class A ordinary shares was $1.08 per share.

Aptorum’s shareholders are cordially invited to attend the special meeting (the “Special Meeting”), on [    ] 2025, at 9:30 a.m. Eastern Time, unless postponed or adjourned to a later date, in order to obtain the shareholder approvals necessary to complete the Merger and related matters. The Special Meeting will be held at 17/F., Guangdong Investment Tower, 148 Connaught Road Central, Hong Kong. At the Special Meeting, Aptorum will ask its stockholders to (collectively, the “Proposals”):

1.      Approve, by an ordinary resolution a share consolidation of the Company’s Class A Ordinary Shares and Class B Ordinary Shares, par value US$0.00001 per share, each in the authorized share capital of the Company (including issued and unissued share capital) at a ratio of [2-1] or [3-1] or [4-1] or [5-1] or [6-1] or [7-1] or [8-1] or [9-1] or [10-1], with the exact ratio to be selected at the sole discretion of the Company’s Board by the day immediately prior to the effective date of the Domestication (as hereinafter defined) (the “Share Consolidation Proposal” or “Proposal No. 1”);

2.      Approve, by special resolution, Aptorum be de-registered in the Cayman Islands pursuant to the Companies Act (as revised) of the Cayman Islands and the Company’s Memorandum and Articles of Association and be registered by way of continuation as a corporation under the laws of the State of Delaware (the “Domestication”) and that the directors of Aptorum be authorized and directed to cause an application to be made to the Registrar of Companies of the Cayman Islands to deregister the Company in the Cayman Islands. The Domestication will be effected at least one day prior to closing the Merger, by Aptorum filing a certificate of corporate domestication and the proposed new certificate of incorporation (the “Proposed Charter”) with the Secretary of State of the State of Delaware and filing an application to deregister with the Registrar of Companies of the Cayman Islands. Upon the effectiveness of the Domestication, Aptorum will continue as a Delaware corporation. All outstanding securities of Aptorum will convert into outstanding securities of Aptorum Delaware, as described in more detail in the accompanying proxy statement/prospectus (the “Domestication Proposal” or “Proposal No. 2”);

3.      Approve, by ordinary resolution, (i) the issuance of shares of Aptorum Delaware common stock, which will represent more than 20% of the shares of Aptorum Delaware common stock outstanding immediately prior to such issuance, to DiamiR stockholders, pursuant to the terms of the Merger Agreement, a copy of which is attached as Annex A to the accompanying proxy statement/prospectus (the “Nasdaq Stock Issuance Proposal” or “Proposal No. 3”);

4.      Approve, by ordinary resolution, the implementation of a new stock incentive plan with [    ] shares of Common Stock (the “2025 Incentive Plan”), attached as Annex H hereto (the “SIP Proposal” or “Proposal No. 4”);

5.      Approve, by ordinary resolution, a proposal to approve the appointment of five (5) directors to the Board of Directors of the Combined Company, namely Kira Sheinerman, Ian Huen, Justin Wu, Dougals Arner and Laura A. Philips, assuming the Merger closes, to be effective upon the Closing (the “Director Appointment Proposal” or Proposal No. 5”);

6.      Approve, by ordinary resolution, an adjournment of the Special Meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Proposal Nos. 1 through 4 (the “Adjournment Proposal” or “Proposal No. 6”); and

7.      Transact such other business as may properly come before the stockholders at the Special Meeting or any adjournment or postponement thereof.

As described in the accompanying proxy statement/prospectus, Ian Huen, Aptorum’s Chairman and Chief Executive Officer, who beneficially owns 87.05% of Aptorum’s total voting power as of January 21, 2026, signed a voting agreement simultaneously with the execution of the Merger Agreement, pursuant to which he agreed to vote in favor of the Proposals. Therefore, Mr. Huen’s vote represents sufficient voting power to approve the proposals without the vote of any other shareholder of Aptorum. Accordingly, all of the proposals will be approved after Mr. Huen submits his vote; no public shareholder votes will be required for the proposals to pass, but you still have the opportunity to vote if you would like to.

Aptorum has a dual-class voting structure consisting of Aptorum Class A ordinary shares and Aptorum Class B ordinary shares. Under this structure, holders of Aptorum Class A ordinary shares are entitled to one vote per share, and holders of Aptorum Class B ordinary shares are entitled to one hundred votes per share, which can cause the holders of Aptorum Class B ordinary shares to have an unbalanced, higher concentration of voting power. Ian Huen, Aptorum’s current Chairman and Chief Executive Officer, through his ownership of Jurchen, beneficially owning over 1.6 million Aptorum Class B ordinary shares, which represents approximately 86.8% voting power in Aptorum.

After careful consideration, each of the Aptorum and DiamiR boards of directors has approved the Merger Agreement and the transactions contemplated by the Merger Agreement and have determined that it is advisable to consummate the Merger. The Aptorum board of directors has approved the Proposals and recommends that its shareholders vote “FOR” the proposals described in the accompanying proxy statement/prospectus.

Aptorum requests that you sign and return the enclosed proxy or vote by mail or online to ensure that your shares will be represented at the Special Meeting if you are unable to attend. You may change or revoke your proxy at any time before it is voted at the Special Meeting.

More information about Aptorum, DiamiR, the Merger Agreement and transactions contemplated thereby and the foregoing proposals is contained in the accompanying proxy statement/prospectus. Aptorum urges you to read the accompanying proxy statement/prospectus carefully and in its entirety. IN PARTICULAR, YOU SHOULD CAREFULLY CONSIDER THE MATTERS DISCUSSED UNDER “RISK FACTORS”.

Aptorum and DiamiR are excited about the opportunities the Merger brings to Aptorum and DiamiR stockholders and thank you for your consideration and continued support.

Sincerely,

Ian Huen	Alidad Mireskandari
Chief Executive Officer	Chief Executive Officer
Aptorum Group Limited	DiamiR Biosciences Corp.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Merger, the issuance of Aptorum securities in connection with the Merger or the other transactions described in the accompanying proxy statement/prospectus or passed upon the adequacy or accuracy of the accompanying proxy statement/prospectus. Any representation to the contrary is a criminal offense.

The accompanying proxy statement/prospectus is dated           , 2026, and is first being mailed to Aptorum stockholders on or about           , 2026.

APTORUM GROUP LIMITED
SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON [    ] 2025
NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

To the shareholders of Aptorum:

NOTICE IS HEREBY GIVEN that an in-person special meeting of shareholders of Aptorum Group Limited (the “Special Meeting”), will be held on [    ], 2026, at [9:30 a.m. Eastern Time], unless postponed or adjourned to a later date. The Special Meeting will be held at 17/F., Guangdong Investment Tower,148 Connaught Road Central, Hong Kong.

You are cordially invited to attend the Special Meeting to be held for the following purposes:

1.      Approve, by an ordinary resolution a share consolidation of the Company’s Class A Ordinary Shares and Class B Ordinary Shares, par value US$0.00001 per share, each in the authorized share capital of the Company (including issued and unissued share capital) at a ratio of [2-1] or [3-1] or [4-1] or [5-1] or [6-1] or [7-1] or [8-1] or [9-1] or [10-1], with the exact ratio to be selected at the sole discretion of the Company’s Board by the day immediately prior to the effective date of the Domestication (the “Share Consolidation Proposal,” “Reverse Stock Proposal” or “Proposal No. 1”);

2.      Approve, by special resolution, Aptorum be de-registered in the Cayman Islands pursuant to the Companies Act (as revised) of the Cayman Islands and the Company’s Memorandum and Articles of Association and be registered by way of continuation as a corporation under the laws of the State of Delaware (the “Domestication”) and that the directors of Aptorum be authorized and directed to cause an application to be made to the Registrar of Companies of the Cayman Islands to deregister the Company in the Cayman Islands. The Domestication will be effected at least one day prior to closing the Merger, by Aptorum filing a certificate of corporate domestication and the proposed new certificate of incorporation (the “Proposed Certificate of Incorporation”) with the Secretary of State of the State of Delaware and filing an application to deregister with the Registrar of Companies of the Cayman Islands. Upon the effectiveness of the Domestication, Aptorum will continue as a Delaware corporation. All outstanding securities of Aptorum will convert into outstanding securities of Aptorum Delaware, as described in more detail in the accompanying proxy statement/prospectus (the “Domestication Proposal” or “Proposal No. 2”);

3.      Approve, by ordinary resolution, (i) the issuance of shares of Aptorum Delaware common stock, which will represent more than 20% of the shares of Aptorum Delaware common stock outstanding immediately prior to such issuance, to DiamiR stockholders, pursuant to the terms of the Merger Agreement, a copy of which is attached as Annex A to the accompanying proxy statement/prospectus (the “Nasdaq Stock Issuance Proposal” or “Proposal No.3);

4.      To approve, by ordinary resolution, the implementation of a new stock incentive plan with [    ] shares of Common Stock (the “2025 Incentive Plan”), attached as Annex H hereto (the “SIP Proposal” or “Proposal No. 4”)

5.      Approve, by ordinary resolution, a proposal to approve the appointment of five (5) directors of the Combined Company, namely Kira Sheinerman, Ian Huen, Justin Wu, Dougals Arner and Laura A. Philips, assuming the Merger closes, to be effective upon the Closing (the “Director Appointment Proposal” or Proposal No. 5”)

6.      To approve, by ordinary resolution, an adjournment of the Special Meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Proposal Nos. 1 through 5 (the “Adjournment Proposal” or “Proposal No. 6”); and

7.      To transact such other business as may properly come before the stockholders at the Special Meeting or any adjournment or postponement thereof.

Your proxy is being solicited by the Aptorum board of directors (our “Board”). On October 31, 2025, our Board held a meeting at which the directors present at such meeting unanimously adopted resolutions (i) determining that the Merger Agreement and the transactions contemplated thereby, including the Domestication and the Merger, are fair and in the best interests of Aptorum and its shareholders; (ii) approving, adopting and declaring advisable the Merger

Agreement and transactions contemplated thereby, including the Domestication and the Merger; (iii) directing that the Merger Agreement be submitted to a vote at a meeting of Aptorum’s shareholders; (iv) recommending the approval of the Merger Agreement and the transactions contemplated thereby, including the Merger, by Aptorum’s shareholders; (v) approving the Nasdaq Stock Issuance Proposal; (vi) approving effecting the Share Consolidation Proposal; and (vii) approving the 2025 Incentive Plan. All directors were present at such board meeting. ACCORDINGLY, OUR BOARD UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” THE PROPOSALS NO. 1 TO NO. 6.

Our Board has fixed the close of business on [    ], 2026 as the record date (the “Record Date”) for the determination of Aptorum shareholders entitled to receive notice of, and to vote at, the Special Meeting and any adjournments or postponements thereof. Only shareholders of record of Aptorum as of the close of business on the Record Date are entitled to receive notice of, and to vote at, the Special Meeting and any adjournments or postponements thereof.

The above matters are more fully described in this proxy statement/prospectus, which also includes, as Annex A, a copy of the Merger Agreement. You are urged to read carefully this proxy statement/prospectus in its entirety, including each of the Annexes hereto and the accompanying financial statements provided herein.

The affirmative vote of a simple majority of the votes cast by the holders of Aptorum Class A ordinary shares and Aptorum Class B ordinary shares, voting as a class, present in person or represented by proxy at the Special Meeting and entitled to vote, assuming a quorum is present, is required for approval of Proposal Nos. 1, 3, 4 and 5. The affirmative vote of a majority of at least two-thirds of the votes cast by the holders of Aptorum Class A ordinary shares and Aptorum Class B ordinary shares, voting as a class, present in person or represented by proxy at the Special Meeting and entitled to vote on such election is required for approval of Proposal Nos. 2. Approval of each of Proposal Nos. 2 and 3 is a condition to the completion of the Merger. Therefore, the Merger cannot be consummated without the approval of Proposal Nos. 2 and 3. Based on Mr. Huen’s ownership, which is equal to 87.05%, and due to the Voting and Support Agreement he signed, which is discussed in more detail elsewhere in this prospectus/proxy statement, all of the proposals will be approved with his vote; we will not need any shareholders to approve the Proposals for them to pass.

Important Notice Regarding the Availability of Proxy Materials for the Special Meeting to Be Held on [    ], 2026 at 9:30 a.m. Eastern Time at 17/F., Guangdong Investment Tower, 148 Connaught Road Central, Hong Kong.

By Order of the Aptorum Board of Directors,

Ian Huen
Chairman and Chief Executive Officer
              , 2025

REFERENCES TO ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates important business, financial and other information about Aptorum from other documents that Aptorum has filed with the SEC and that are incorporated by reference into this proxy statement/prospectus. For a list of documents incorporated by reference into this proxy statement/prospectus, please see the section of this proxy statement/prospectus entitled “Where You Can Find More Information.” This information is available for you to review at the SEC’s public reference room located at 100 F Street, N.E., Room 1580, Washington, DC 20549, and through the SEC’s website at www.sec.gov.

Any person may request copies of this proxy statement/prospectus and any of the documents incorporated by reference into this proxy statement/prospectus or other information concerning Aptorum, without charge, by written or telephonic request directed to Aptorum at 17 Hanover Square, London W1S 1BN, United Kingdom, Attn: Ian Huen telephone: +44 20 80929299.

ABOUT THIS PROXY STATEMENT/PROSPECTUS

This document, which forms part of a registration statement on Form S-4 filed with the SEC by Aptorum, constitutes a prospectus of Aptorum under Section 5 of the Securities Act of 1933, as amended (the “Securities Act”), with respect to the shares of Aptorum Delaware common stock to be issued to DiamiR stockholders pursuant to the Merger Agreement. This document also constitutes a proxy statement of Aptorum under Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). It also constitutes a notice of special meeting of stockholders in lieu of annual meeting of shareholders of Aptorum.

Aptorum has supplied all information contained in this proxy statement/prospectus relating to Aptorum, and DiamiR has supplied all such information relating to DiamiR. Aptorum and DiamiR have both contributed to the information related to the Merger contained in this proxy statement/prospectus.

You should rely only on the information contained in this proxy statement/prospectus. Aptorum and DiamiR have not authorized anyone to provide you with information that is different from that contained in this proxy statement/prospectus. This proxy statement/prospectus is dated January 21, 2026, and you should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than such date unless otherwise specifically provided herein.

Further, you should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than the stated date. Neither the mailing of this proxy statement/prospectus to Aptorum shareholders nor the issuance by Aptorum Delaware of shares of its common stock pursuant to the Merger Agreement will create any implication to the contrary.

This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction.

Aptorum is a Cayman Islands exempted company with limited liability, with its principal business operations and the majority of its employees located in Hong Kong. Furthermore, Aptorum does not own substantial assets or conduct substantial operations in the People’s Republic of China (the “PRC”). Accordingly, Aptorum is not considered a China-based company. Nevertheless, it conducts certain operations in Hong Kong. The governing laws and regulations of the PRC are still rapidly evolving and subject to changes. Further, the Chinese government may be authorized by PRC laws to regulate PRC and Hong Kong operating entities at any time and may regulate the offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in the operations of PRC operating entities and/or the value of their securities. In addition, any actions by the Chinese government to regulate the offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. If Aptorum were to be deemed to be a China-based issuer and become subject to PRC regulation and oversight, it could have a material adverse effect on its business operations and the value of its securities.

Through its 97.27% economic interest and 31.51% voting power, Aptorum maintains a variable interest in Libra Sciences Limited, which is incorporated under the laws of the Cayman Islands (“Libra”). Aptorum is not however, the primary beneficiary over Libra because Aptorum does not have the power to direct Libra’s activities that most significantly impact its economic performance, as explained elsewhere in this proxy statement/prospectus. Although one of Aptorum’s subsidiaries previously entered into an administrative management services agreement with Libra, it was terminated as of March 31, 2023.

For risks applicable to Aptorum regarding operations in the PRC and the VIE structure, see “Risk Factors” beginning on page 18 of this proxy statement/prospectus.

We are aware that in recent years, the Chinese government initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a more typical variable interest entity (“VIE”) VIE structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Since these regulatory actions and statements are new, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on our business operations in Hong Kong, the ability to accept foreign investments and list on a U.S. or other foreign exchange. If the legislative or administrative regulation making bodies change their focus to the sector which we operate in, it may impact our ability to conduct our business, accept foreign investments, or list on a U.S. or other foreign exchange.

As of the date of this proxy statement/prospectus, we are also aware that the China Security Regulatory Commission, or CSRC, promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and five supporting guidelines thereto, which came into effect on March 31, 2023 and request that the domestic companies that seek to offer or list securities overseas, both directly and indirectly, shall complete filing procedures with the CSRC within three working days following its submission of confidential or public registration statement for initial public offerings or listing. Our corporate structure is based on the equity ownership and control we have over our subsidiaries. Our corporate structure was not set up to be used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies. Foreign investment can be made directly into Libra, however, your investments into Aptorum are made into the Cayman Islands holding company, not Libra, and you may never own any equity in Libra or any other subsidiary. Therefore, we do not believe that we are required to obtain approval or clearance from the CSRC as the listing of our ordinary shares on Nasdaq does not constitute an “indirect overseas offering and listing by PRC domestic companies” nor that we are required to complete the filing procedures as stipulated by the Trial Measures because the Company’s majority business activities are neither carried out in Mainland China, nor is its main place of business located in Mainland China. However, if our assessment that we are not required to complete the filing procedures as stipulated by the Trial Measures is incorrect, and if the Trial Measures do eventually apply to us, we cannot assure you that we will be able to receive the clearance of filing procedures under the Trial Measures on a timely basis, or at all. Any failure by us to fully comply with new regulatory requirements, including but limited to the failure to complete the filing procedures with the CSRC if required, may significantly limit or completely hinder our ability to offer or continue to offer our ordinary shares, cause significant disruption to our business operations, and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our ordinary shares to significantly decline in value or become worthless. For a detailed description of the risks related to doing business in the PRC, and the offering, see “Risk Factors — Risks Related to Our Corporate Structure” and “Risk Factors — Risks Relating to Doing Business in Hong Kong”.

Regarding the cash transfer throughout our organization, our management is directly supervising cash management. Our finance department is responsible for establishing the cash management policies and procedures among our departments and the operating entities. Majority of the cash are managed by Aptorum. Each department or operating entity initiates a cash request by putting forward a payment requisition form, which explains the specific amount and timing of cash requested, and submitting it to designated management members of our Company, based on the amount and the nature of payment. The designated management member examines and approves the cash transfer based on the sources of cash and the priorities of the needs, and submit it to the cashier specialists of our finance department for a second review. Other than the above, we currently do not have other cash management policies or procedures that dictate how funds are transferred. As of the date of this proxy statement/prospectus, none of our subsidiaries have ever faced difficulties or limitations on the ability to transfer cash to another subsidiary. We have implemented cash management policies for all of our subsidiaries, which require the relevant financial staff to verify that the relevant documents issued by the requesting staff with the approval of the competent supervisor are qualified, and then transfer the payment to the cashier upon competent supervisor of the relevant financial staff.

Any voucher will be stamped after payment and the payee will sign the request for payment as receipt. In addition, all payments shall be made by remittance, crossed and stamped non-endorsed transfer cheques except for certain specified cash payables. When transferring any inter-group funds, the cash management procedures are the same as the cash management policies for external payment as set out above. For a detailed description on the transfer of cash through our organization, see “Cash Transfers and Dividend Distribution” in the Prospectus Summary section.

Our group intends to retain all available funds and future earnings, if any, for the operation and expansion of our business and does not anticipate declaring or paying any dividends in the foreseeable future. We also intend to settle amounts owned under our operating structure through bank loans and loans from related parties. We currently do not have any dividend policy, and any future determination will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments. As of the date of this proxy statement/prospectus, neither we nor any of our subsidiaries have ever paid dividends or made distributions to U.S. investors. Save as disclosed, there were no other transfers, dividends or distributions which have been made between our holding company, our subsidiaries or to our investors. If we determine to pay dividends on any of our ordinary shares in the future, as a holding company, we will be dependent on receipt of funds from our operating subsidiaries in Hong Kong. If Libra or subsidiaries incur debt on their own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends to us. To date, there have not been any such dividends or other distributions from Libra or subsidiaries to our subsidiaries located outside of China. In addition, as of the date of this proxy statement/prospectus, neither Libra nor any of our subsidiaries nor investments have ever issued any dividends or distributions to us or their respective shareholders outside of China.

Pursuant to the Holding Foreign Companies Accountable Act (the “HFCAA”), the Public Company Accounting Oversight Board (the “PCAOB”) issued a Determination Report on December 16, 2021 which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in:

(1) mainland China of the PRC, and (2) Hong Kong, because of positions taken by the PRC authorities in those jurisdictions. In addition, the PCAOB’s report identified the specific registered public accounting firms which are subject to these determinations. Our current independent accounting firm, Marcum Asia CPAs LLP, whose audit report is included herein, is headquartered in Manhattan, New York, with an address of 7 Penn Plaza, Suite 830, New York, New York 10001. Our auditors have been inspected by the PCAOB on a regular basis. Therefore, our auditors were not identified in this report as a firm subject to the PCAOB’s determination. On August 26, 2022, the CSRC, the Ministry of Finance of the PRC, and the PCAOB signed a Statement of Protocol, or the Protocol, governing inspections and investigations of audit firms based in China and Hong Kong. Pursuant to the Protocol, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our control. On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022, and the PCAOB Board vacated its previous determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our control. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and has resumed regular inspections since March 2023. The PCAOB is continuing pursuing ongoing investigations and may initiate new investigations as needed. The PCAOB has indicated that it will act immediately to consider the need to issue new determinations with the HFCAA if needed. As such, trading in our securities may be prohibited under the HFCAA if we appoint an auditor that the PCAOB determines that it cannot inspect or investigate completely, and as a result our securities may be delisted. On December 23, 2022, the Accelerating Holding Foreign Companies Accountable Act (“AHFCAA”) was enacted, which amended the HFCAA by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. On December 29, 2022, a legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) was signed into law by President Biden, which contained, among other things, an identical provision to AHFCAA and amended the HFCAA by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time before a Company’s securities may be prohibited from trading or delisted. See “Risk Factors — If the U.S. Public Company Accounting

Oversight Board, or the PCAOB, is unable to inspect our auditors as required under the Holding Foreign Companies Accountable Act, the SEC will prohibit the trading of our Class A Ordinary Shares. A trading prohibition for our Class A Ordinary Shares, or the threat of a trading prohibition, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections of our auditors would deprive our investors of the benefits of such inspections.” and “The recent joint statement by the SEC, proposed rule changes submitted by Nasdaq, and an act passed by the U.S. Senate and the U.S. House of Representatives, all call for additional and more stringent criteria to be applied to emerging market companies. These developments could add uncertainties to our offering, business operations, share price and reputation.” for more information.

The interpretation and enforcement of PRC laws and regulations could limit the legal protection available to you and us, hinder our ability to offer or continue to offer the Class A Ordinary Shares, result in a material adverse effect on our business operations, and damage our reputation, which might further cause the Class A Ordinary Shares to significantly decline in value or become worthless. See “Risk Factors — Risks Related to Doing Business in Hong Kong,” the section “Our Company” in the Prospectus Summary and “Permission Required from the PRC Authorities” in the Regulation section.

COMMONLY USED DEFINED TERMS

Unless the context otherwise requires, in this proxy statement/prospectus references to:

•        “505(b)(2) Application” refers to an application for which one or more of the investigations relied upon by the applicant for approval “were not conducted by or for the applicant and for which the applicant has not obtained a right of reference or use from the person by or for whom the investigations were conducted” (21 U.S.C. 355(b)(2)).

•        “A*STAR” refers to Agency for Science, Technology and Research.

•        “Acticule” refers to Acticule Life Sciences Limited, an 80% owned subsidiary of Aptorum Group.

•        “AD” refers to Alzheimer’s disease.

•        “Aeneas Group” refers to Aeneas Limited and its subsidiaries. Aeneas Limited is 76.8% owned by Jurchen Investment Corporation. Because Mr. Huen, a director, holds 100% equity interest in Jurchen Investment Corporation, we refer Aeneas Group as a subsidiary of Aptorum Group.

•        “AML” refers to Aptorum Medical Limited, a 90% owned subsidiary of Aptorum Group, as of the date of this proxy statement/prospectus.

•        “Aptorum Class A ordinary shares” refers to Aptorum’s Class A ordinary shares, par value $0.00001 per share.

•        “Aptorum Class B ordinary shares” refers to Aptorum’s Class B ordinary shares, par value $0.00001 per share.

•        “Aptorum Delaware common stock” refers to common stock of Aptorum Delaware, par value $0.000 per share.

•        “Aptorum ordinary shares” refers to Aptorum Class A ordinary shares and Aptorum Class B ordinary shares

•        “CAP” refers to College of Clinical Pathology (CAP) accredited laboratory

•        “cGCP” refers to Current Good Clinical Practice as adopted by the applicable regulatory authority.

•        “cGLP” refers to Current Good Laboratory Practice as adopted by the applicable regulatory authority.

•        “cGMP” refers to Current Good Manufacturing Practice as adopted by the applicable regulatory authority.

•        “Combined Company” refers to the Company immediately following the consummation of the Merger.

•        “CLIA” refers to Clinical Laboratory Improvement Amendments.

•        “Company,” “we” and “us” and “our” refer to Aptorum Group Limited, currently a Cayman Islands exempted company with limited liability whose principal place of business is in Hong Kong, but which will be a company incorporated in Delaware after the Domestication.

•        “CMC” refers to chemical, manufacturing and control.

•        “Covar” refers to Covar Pharmaceuticals Incorporated, a contract research organization engaged by the Company.

•        “CROs” refers to contract research organizations.

•        “CTA” refers to Clinical Trial Application.

•        “DiamiR” refers to DiamiR Biosciences Corp., a Delaware corporation and its wholly-owned subsidiary DiamiR, LLC a private Delaware limited liability company.

•        “Merger” means the merger contemplated by that certain merger agreement (“Merger Agreement”) by and among the Company and DiamiR dated July 14, 2025, pursuant to which the Company shall acquire 100% of DiamiR outstanding shares of common stock in exchange for shares consideration after which, DiamiR will become the Company’s wholly-owned subsidiary, and the existing DiamiR stockholders and existing Company shareholders will own approximately 70% and 30%, respectively, of the outstanding shares of the post-closing Company.

•        “EEA” refers to the European Economic Area.

•        “EMA” refers to the European Medicines Agency.

•        “EMEA” refers to Europe, the Middle East and Africa.

•        “EPO” refers to the European Patent Organization or the European Patent Office operated by it.

•        “European Patent” refers to patents issuable by the EPO.

•        “EU” refers to the European Union.

•        “Exchange Act” refers to the U.S. Securities Exchange Act of 1934, as amended.

•        “FDA” refers to U.S. Food and Drug Administration.

•        “FDCA” refers to the U.S. Federal Food, Drug and Cosmetic Act.

•        “Fiscal year” refers to the period from January 1 of each calendar year to December 31 of the same calendar year.

•        “HKD” refers to Hong Kong Dollars.

•        “Hong Kong” or “H.K.” refers to Hong Kong Special Administrative Region of the People’s Republic of China.

•        “IND” refers to Investigational New Drugs.

•        “IP” refers to intellectual property.

•        “IPO” or “Offering” means the initial public offering by the Company of 76,142 Class A ordinary shares consummated on December 17, 2018.

•        “IVD” refers to an in vitro diagnostic.

•        “Jurchen” refers to Jurchen Investment Corporation, a company wholly-owned by our Chief Executive Officer and director, Ian Huen, and a holding company of Aptorum Group.

•        “Laboratory” refers to DiamiR’s laboratory in New Haven, CT, unless otherwise noted.

•        “LDT” refers to lab-developed test. An LDT is an in vitro diagnostic (IVD) test that is designed, manufactured, and performed within a single laboratory. The development of the lab-developed test includes custom assay design and validation of the test system, including accuracy and replicability of the test.

•        “Lead Projects” refers to ALS-4 and SACT-1.

•        “Libra” refers to Libra Sciences Limited, a VIE in which we hold 97.27% economic interest and 31.51% voting power. Libra is incorporated under the laws of the Cayman Islands. We are not deemed as the primary beneficiary of Libra for accounting purposes.

•        “LIMS” refers to Laboratory Information Management System.

•        “Major Patent Jurisdictions” refers to the United States, member states of the European Patent Organization and the People’s Republic of China.

•        “MCI” refers to Mild Cognitive Impairment.

•        “microRNA” (miRNA) refers to non-coding small nucleic acid molecules.

•        “Nativus” refers to Nativus Life Sciences Limited, a wholly-owned subsidiary of Aptorum Group.

•        “NMPA” refers to China’s National Medical Products Administration and its predecessor, the China Food and Drug Administration.

•        “ND” refers to neurodegenerative diseases.

•        “NDA” refers to a New Drug Application issued by the FDA.

•        “NIH” refers to National Institute of Health.

•        “PD” refers to Parkinson’s disease.

•        “PRC” and “China” refer to the People’s Republic of China.

•        “Restructure” refers to the Company’s change from an investment fund with management shares and non-voting participating redeemable preference shares to a holding company with operating subsidiaries, effective as of March 1, 2017.

•        “R&D” refers to research and development.

•        “R&D Center” refers to an in-house pharmaceutical development center located in Hong Kong Science and Technology Park.

•        “Risk Stratification” in the context of clinical tests refers to the process of categorizing individuals or patients into different risk groups based on certain factors or parameters measured through diagnostic tests. The goal is to identify individuals who are at higher risk of developing a particular condition or experiencing certain outcomes, such as disease progression based on their testing results. Risk stratification typically involves assessing various clinical variables, biomarkers, demographic information, medical history, and other relevant factors to determine an individual’s level of risk for a certain condition. This information helps healthcare professionals tailor their management strategies, interventions, and follow-up plans according to the specific needs of each risk group. For example, in brain health, risk stratification may involve assessing factors such as miRNA profile, protein biomarker status, APOE genotype, and family history of AD to categorize patients into low, moderate, or high-risk groups. This information guides decisions regarding treatment options, lifestyle modifications, and preventive measures for each risk category.

•        “SBIR” refers to Small Business Innovation Research, a funding program administered by the National Institutes of Health.

•        “Securities Exchange Commission,” “SEC,” “Commission” or similar terms refer to the Securities Exchange Commission.

•        “Sarbanes-Oxley Act” refers to the Sarbanes-Oxley Act of 2002.

•        “Scipio” refers to Scipio Life Sciences Limited, originally a consolidated VIE in which we indirectly hold 97.93% economic interest and 35.06% voting power, and Aptorum was regarded as the primary beneficiary of Scipio for accounting purposes. In November 2024, the Group acquired 10,000 Class A ordinary shares and 5,850,000 Class B ordinary shares of Scipio, achieving control over the entity. As a result of this acquisition, Scipio is no longer classified as a VIE under the Group and it became a subsidiary under the Group.

•        “Securities Act” refers to the Securities Act of 1933.

•        “UK” refers to the United Kingdom.

•        “United States,” “U.S.” and “US” refer to the United States of America.

•        “Videns” refers to Videns Incorporation Limited, a wholly-owned subsidiary of Aptorum Group.

•        “VIE” refers to a variable interest entity.

Explanatory Note

Aptorum Group Limited is filing this Pre-Effective Amendment No. 1 to the Registration Statement on Form S-4 (Registration No. 333-290742) (the “Registration Statement”) to update disclosure in response to comments received from the U.S. Securities and Exchange Commission.

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TRADEMARKS, SERVICE MARKS AND TRADENAMES

This proxy statement/prospectus contains trademarks, service marks and trade names of others, which are the property of their respective owners. Solely for convenience, the trademarks, service marks, logos and trade names referred to in this proxy statement/prospectus are included without the ® and ™ symbols. All trademarks, service marks and trade names appearing in this proxy statement/prospectus are, to our knowledge, the property of their respective owners. We do not intend our use or display of other companies’ trademarks, service marks, copyrights or trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies or unrelated parties.

QUESTIONS AND ANSWERS ABOUT THE MERGER

Except where specifically noted, the following information and all other information contained in this proxy statement/prospectus does not give effect to the proposed share consolidation described in Proposal No. 1 of this proxy statement/prospectus.

The following section provides answers to frequently asked questions about the Merger and the Special Meeting. This section, however, provides only summary information. For a more complete response to these questions and for additional information, please refer to the cross-referenced sections.

Q:     Why am I receiving this proxy statement/prospectus?

A:     You are receiving this proxy statement/prospectus because you have been identified as a Aptorum shareholder as of the Record Date (as defined below), and you are entitled to vote to approve the matters set forth herein. This document serves as:

•        a proxy statement of Aptorum used to solicit proxies by the Aptorum Board for the Special Meeting to vote on the matters set forth herein; and

•        a prospectus of Aptorum used to offer shares of Aptorum Delaware common stock to be issued in exchange for shares of DiamiR common stock in the Merger (other than dissenting shares).

Q:     What is a proxy?

A:     A proxy is another person that you legally designate to vote your stock. If you designate someone as your proxy in a written document, that document is also called a “proxy” or a “proxy card.” If you are a “street name” holder, you must obtain a proxy from your broker or nominee in order to vote your shares during the Special Meeting.

Q:     What is a proxy statement?

A:     A proxy statement is a document that regulations of the SEC require that we give to you when we ask you to sign a proxy card to vote your stock at the Special Meeting.

Q:     What is the Merger?

A:     Aptorum and DiamiR entered into the Merger Agreement on July 14, 2025, a copy of which is attached to this proxy statement/prospectus as Annex A. The Merger Agreement contains the terms and conditions of the proposed Merger. Pursuant to the Merger Agreement, Merger Sub will merge with and into DiamiR, with DiamiR continuing as a wholly owned subsidiary of Aptorum and the surviving corporation of the Merger. This transaction is referred to in this proxy statement/prospectus as the “Merger.” In connection with the Merger, Aptorum will change its corporate name to “Niki BioSolutions, Inc.”

Q:     What will DiamiR securityholders receive in the Merger?

A:     At the Effective Time, upon the terms and subject to the conditions set forth in the Merger Agreement, each then-outstanding share of DiamiR common stock will be converted into a number of shares of Aptorum Delaware common stock equal to the Conversion Ratio (described in more detail in the section titled “The Merger Agreement — Conversion Ratio”). For a more complete description of the treatment of DiamiR securities in the Merger, please see the sections titled “The Merger Agreement — Merger Consideration,” and “The Merger Agreement — Conversion Ratio”.

Q:     What will Aptorum securityholders receive in the Merger?

A:     Immediately prior to the closing of Merger, Aptorum will complete the Domestication as a Delaware corporation. In connection with the Domestication, each then issued and outstanding Class A ordinary share of Aptorum will convert automatically, on a one-for-one basis, into a share of common stock of Aptorum Delaware, and each then issued and outstanding Class B ordinary share of Aptorum will convert automatically into a share of common stock of Aptorum Delaware and a share of non-voting and non-convertible Series A preferred stock of Aptorum Delaware. Each share of Aptorum Delaware common stock that is issued and outstanding at the Effective Time will remain issued and outstanding and such shares, subject to the proposed share consolidation, will be unaffected by the Merger. For a more complete description of the treatment of Aptorum securities in the Merger, please see the sections titled “The Merger Agreement — Treatment of Aptorum Ordinary Shares”. Immediately after the Merger, Aptorum shareholders as of immediately prior to the Merger are expected to own approximately 30% of the outstanding shares of Aptorum following the Merger (the “Combined Company”), while DiamiR stockholders are expected to own approximately 70% of the outstanding shares of the Combined Company.

Q:     Why are the two companies proposing to merge?

A:     Aptorum and DiamiR believe that combining the two companies will create synergies, innovation and operational efficiencies that can create long term value for stockholders. Following the Merger, the Combined Company will utilize DiamiR’s biomarker panels in various clinical studies, including through collaborations with academic institutions and clinical centers in the US and other countries through its Chief Executive Officer’s extensive global medical network, expanding therapeutic focus and geographical outreach for the Combined Company. For a more complete description of the reasons for the Merger, please see the sections titled “The Merger — Aptorum’s Reasons for the Merger” and “— DiamiR’s Reasons for the Merger”.

Q:     What will happen to Aptorum if, for any reason, the Merger with DiamiR does not close?

A:     Aptorum has invested significant time and incurred, and expects to continue to incur, significant expenses related to the proposed Merger with DiamiR. In the event the Merger does not close, Aptorum will have a limited ability to continue its current operations indefinitely. Although the Aptorum board of directors may elect, among other things, to attempt to complete another strategic transaction if the Merger with DiamiR does not close, it may not be able to find a third party willing to provide equivalent or more attractive consideration than the consideration to be provided by each party in the Merger. In such circumstances, Aptorum’s board of directors may elect to, among other things, divest all or a portion of Aptorum’s business, and in such case, the consideration that Aptorum shareholders receive may be less attractive than the consideration to be received by Aptorum pursuant to the Merger Agreement.

Q:     Why is Aptorum proposing the Domestication?

A:     The Aptorum Board believes that there are significant advantages to the Combined Company that will arise as a result of a change of Aptorum’s domicile to the State of Delaware, including: (i) the prominence, predictability and flexibility of the DGCL; (ii) Delaware’s well-established principles of corporate governance; and (iii) the increased ability for Delaware corporations to attract and retain qualified directors. Further, the Aptorum Board believes that any direct benefit that the DGCL provides to a corporation also indirectly benefits its stockholders, who are the owners of the corporation. Each of the foregoing are discussed in greater detail in the section of this proxy statement/prospectus entitled “The Domestication Proposal — Reasons for the Domestication.”

To effect the Domestication, Aptorum will file an application to deregister with the Cayman Islands Registrar of Companies, together with the necessary accompanying documents and fees, and file the Certificate of Incorporation and a certificate of corporate domestication with the Secretary of State of the State of Delaware, under which Aptorum will be domesticated and continue as a Delaware corporation.

The approval of the Domestication Proposal is a condition to closing the Merger under the Merger Agreement. The approval of the Domestication Proposal requires a special resolution, being the affirmative vote of holders of at least two-thirds of the votes cast by the holders of Aptorum Class A ordinary shares and Aptorum Class B ordinary shares, voting as a class, being present in person or by proxy and entitled to vote at the Special Meeting, vote at the Special Meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the Special Meeting.

Q:     What proposals will be voted on at the Special Meeting?

A:

•        Proposal No. 1 — Approve, by an ordinary resolution a share consolidation of the Company’s Class A Ordinary Shares and Class B Ordinary Shares, par value US$0.00001 per share, each in the authorized share capital of the Company (including issued and unissued share capital) at a ratio of [2-1] or [3-1] or

[4-1] or [5-1] or [6-1] or [7-1] or [8-1] or [9-1] or [10-1], with the exact ratio to be selected at the sole discretion of the Company’s Board by the day immediately prior to the effective date of the Domestication (as hereinafter defined) (the “Share Consolidation Proposal,” “Reverse Stock Proposal” or “Proposal No. 1”);

•        Proposal No. 2 — Approve, by special resolution, Aptorum be de-registered in the Cayman Islands pursuant to the Companies Act (as revised) of the Cayman Islands and the Company’s Memorandum and Articles of Association and be registered by way of continuation as a corporation under the laws of the State of Delaware (the “Domestication”) and that the directors of Aptorum be authorized and directed to cause an application to be made to the Registrar of Companies of the Cayman Islands to deregister the Company in the Cayman Islands. The Domestication will be effected at least one day prior to closing the Merger, by Aptorum filing a certificate of corporate domestication and the proposed new certificate of incorporation (the “Proposed Certificate of Incorporation”) with the Secretary of State of the State of Delaware and filing an application to deregister with the Registrar of Companies of the Cayman Islands. Upon the effectiveness of the Domestication, Aptorum will continue as a Delaware corporation. All outstanding securities of Aptorum will convert into outstanding securities of Aptorum Delaware, as described in more detail in the accompanying proxy statement/prospectus (the “Domestication Proposal” or “Proposal No. 2”); and

•        Proposal No. 3 — Approve, by ordinary resolution, (i) the issuance of shares of Aptorum Delaware common stock, which will represent more than 20% of the shares of Aptorum Delaware common stock outstanding immediately prior to such issuance, to DiamiR stockholders, pursuant to the terms of the Merger Agreement, a copy of which is attached as Annex A to the accompanying proxy statement/prospectus (the “Nasdaq Stock Issuance Proposal” or “Proposal No.3);

•        Proposal No. 4 — The SIP Proposal to approve, by ordinary resolution, the implementation of a new stock incentive plan with [    ] shares of Common Stock (the “2025 Incentive Plan”), attached as Annex H hereto (the “SIP Proposal” or “Proposal No. 4”); and

•        Proposal No. 5 — The Director Appointment Proposal Approve, by ordinary resolution, a proposal to approve the appointment of five (5) directors of the Combined Company, namely Kira Sheinerman, Ian Huen, Justin Wu, Dougals Arner and Laura A. Philips, assuming the Merger closes, to be effective upon the Closing (the “Director Appointment Proposal” or Proposal No. 5”)

•        Proposal No. 6 — The Adjournment Proposal to approve, by ordinary resolution, an adjournment of the Special Meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Proposal Nos. 1 through 4 (the “Adjournment Proposal” or “Proposal No. 6”).

Approval of each of Proposal Nos. 2 and 3 is a condition to completion of the Merger. In addition to the requirement of obtaining Aptorum shareholder approval, the Closing is subject to the satisfaction or waiver of each of the other closing conditions set forth in the Merger Agreement. For a more complete description of the closing conditions under the Merger Agreement, please see the section titled “The Merger Agreement — Conditions to the Completion of the Merger”. The approvals of Proposal Nos. 1, 4 and 5 are not conditions to the Merger.

Q:     What is the quorum requirement?

A:     Two shareholders entitled to vote and be present in person or by proxy or in the case of a shareholder being a corporation, by its duly authorized representative one of whom must be the holder representing a majority of shares in the Company throughout the Special Meeting shall form a quorum. Your shares will be counted toward the quorum only if you submit a valid proxy (or a valid proxy is submitted on your behalf by your broker, bank or other agent) or if you attend the Special Meeting and vote. Abstentions and broker non-votes, if any, will be counted toward the quorum requirement. If there is no quorum, the Special Meeting may be adjourned to such time and place determined by the Directors.

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Q:     What stockholder votes are required to approve the proposals at the Special Meeting?

A:     Proposal No. 1 — The Share Consolidation/Reverse Split Proposal

The affirmative vote of a simple majority of the votes cast by the holders of Aptorum Class A ordinary shares and Aptorum Class B ordinary shares, voting as a class, present in person or represented by proxy at the Special Meeting and entitled to vote, is required to approve the Proposal No. 1. Abstentions and broker non-votes, if any, will have no effect on the outcome of Proposal No. 1.

Proposal No. 2 — The Domestication Proposal

The affirmative vote of a majority of at least two-thirds of the votes cast by the holders of Aptorum Class A ordinary shares and Aptorum Class B ordinary shares, voting as a class, present in person or represented by proxy at the Special Meeting and entitled to vote, is required to approve the Proposal No. 2. Abstentions and broker-non votes, if any, will have no effect on the outcome of Proposal No. 2.

Proposal No. 3 — The Nasdaq Stock Issuance Proposal

The affirmative vote of a simple majority of the votes cast by the holders of Aptorum Class A ordinary shares and Aptorum Class B ordinary shares, voting as a class, present in person or represented by proxy at the Special Meeting and entitled to vote, is required to approve the Proposal No. 3. Abstentions and broker-non votes, if any, will have no effect on the outcome of Proposal No. 3.

Proposal No. 4 — The SIP Proposal

The affirmative vote of a simple majority of the votes cast by the holders of Aptorum Class A ordinary shares and Aptorum Class B ordinary shares, voting as a class, present in person or represented by proxy at the Special Meeting and entitled to vote, is required to approve the Proposal No. 4. Abstentions and broker-non votes, if any, will have no effect on the outcome of Proposal No. 4.

Proposal No. 5 — The Director Appointment Proposal

The affirmative vote of a simple majority of the votes cast by the holders of Aptorum Class A ordinary shares and Aptorum Class B ordinary shares, voting as a class, present in person or represented by proxy at the Special Meeting and entitled to vote, is required to approve the Proposal No. 5. Abstentions and broker-non votes, if any, will have no effect on the outcome of Proposal No. 5.

Proposal No. 6 — The Adjournment Proposal

The affirmative vote of a simple majority of the votes cast by the holders of Aptorum Class A ordinary shares and Aptorum Class B ordinary shares, voting as a class, present in person or represented by proxy at the Special Meeting and entitled to vote, is required to approve the Proposal No. 6. Abstentions and broker-non votes, if any, will have no effect on the outcome of Proposal No. 6.

Mr. Huen, our Chief Executive Officer, who currently holds 507,967 shares of Aptorum’s Class A ordinary shares, indirectly and directly, and 1,606,147 shares of Class B ordinary shares, signed a voting and support agreement simultaneously with the execution of the Merger Agreement, pursuant to which he agreed to vote in favor of the transactions contemplated in the Merger Agreement and to be voted on at the Special Meeting. These shares represent 87.05% of the Company’s outstanding voting securities and represent sufficient voting power to approve the Proposals at the Special Meeting without the vote of any other Aptorum shareholder. Therefore, we do not need any other shareholder to vote in favor of the proposals for them to be approved.

Q:     Who counts the votes?

A:     Votes will be counted by the inspector of election appointed for the Special Meeting. Ian Huen, Aptorum’s Chief Executive Officer will serve as Aptorum’s inspector of election.

Q:     Why is Aptorum seeking shareholder approval to issue shares of Aptorum Delaware common stock to existing DiamiR stockholders in the Merger?

A:     Because Nasdaq Listing Rule 5635(a) requires shareholder approval with respect to the issuance of Aptorum securities when, among other instances, the shares to be issued are being issued in connection with the acquisition of the stock or assets of another company and are equal to 20% or more of the outstanding shares of Aptorum common stock before the issuance. In the case of the Merger, Aptorum expects to issue approximately [    ] million shares of Aptorum Delaware common stock, which will represent greater than 20% of its voting stock outstanding before the issuance. Accordingly, Aptorum is seeking shareholder approval of the issuance pursuant to the Merger under the Nasdaq rules.

Q:     Will the common stock of the Combined Company trade on an exchange?

A:     Aptorum Class A ordinary shares are currently listed on Nasdaq under the symbol “APM.” After completion of the Merger, it is expected that the common stock of the Combined Company will trade on Nasdaq under the symbol “NIKI.” It is a condition to the consummation of the Merger that the common stock of the Combined Company remains trading on the Nasdaq Capital Market. If such listing condition is not met, the Merger will not be consummated unless the condition is waived. The Nasdaq condition set forth in the Merger Agreement is not expected to be waived by the applicable parties. On January 8, 2026, the closing sale price of Aptorum Class A ordinary shares was $1.08 per share.

Q:     Who will be the directors of the Combined Company following the Merger?

A:     Immediately following the Merger, the Combined Company board of directors (the “Combined Company Board”) will be composed of five (5) members, two (2) of whom have been designated by DiamiR Primary Stockholder Parties (as defined below) and three (3) of whom has been designated by Aptorum. Effective as of the Effective Time, assuming the Director Election Proposal passes, the following DiamiR designees: Kira Sheinerman, Ph.D., MBA., and Laura A. Philips, Ph.D., MBA., and the following Aptorum designees: Ian Huen, Justin Wu, and Douglas Arner will be appointed to the Combined Company’s board of directors. Ian Huen is expected to be appointed as Chair of the board of directors of the Combined Company. Alidad Mireskandari, Ph.D., MBA will be appointed as a non-voting observer to the Board of the Combined Company. The current staggered structure of the Aptorum Board will adjust to a single class of directors for the Combined Company following the completion of the Merger. For additional information, please see the section titled “Board of directors and management of the combined company after consummation of the Merger.”

Q:     Who will be the executive officers of the Combined Company immediately following the Merger?

A:     Immediately following the Merger, the executive management team of the Combined Company is expected to consist of members of the Aptorum and DiamiR executive management team prior to the Merger, including:

Name	Title
Ian Huen	Chief Executive Officer
Gary Anthony	Chief Financial Officer
Alidad Mireskandari	President, Chief Operating Officer

Q:     As an Aptorum shareholder, how does the Aptorum Board recommend that I vote?

A:     The Aptorum Board, in consultation with legal advisors and management, evaluated the terms of the Merger Agreement and the related transactions contemplated thereby and: (i) determined that the Merger and the related transactions contemplated by the Merger Agreement are fair to, advisable and in the best interests of Aptorum and its stockholders; (ii) approved and declared advisable the Merger Agreement and the related transactions contemplated by the Merger Agreement, including the issuance of shares of Aptorum common stock, in connection with the Merger, respectively; and (iii) recommends that Aptorum shareholders vote “FOR” each of Proposal Nos. 2 and 3. The Aptorum board of directors also recommends that Aptorum shareholders vote “FOR” Proposal Nos. 1, 4 and 5.

Q:     What if another matter is properly brought before the Special Meeting?

A:     As of the date of filing this proxy statement/prospectus, the Aptorum Board knows of no other matters that will be presented for consideration at the Special Meeting. If any other matters requiring the vote of the stockholders are properly brought before the Special Meeting, it is the intention of the persons named as proxies in the proxy card to vote on such matters in accordance with their best judgment.

Q:     What risks should I consider in deciding whether to vote in favor of the Merger?

A:     You should carefully review the section titled “Risk Factors” of this proxy statement/prospectus and the documents incorporated by reference herein, which set forth certain risks and uncertainties related to the Merger, risks and uncertainties to which the Combined Company’s business will be subject, and risks and uncertainties to which each of Aptorum and DiamiR, as independent companies, are subject.

Q:     When do you expect the Merger to be consummated?

A:     The Merger is anticipated to close before 2027, but the exact timing cannot be predicted. For more information, please see the section titled “The Merger Agreement — Conditions to the Completion of the Merger”.

Q:     What do I need to do now? How do I vote?

A:     Aptorum urges you to read this proxy statement/prospectus carefully and in its entirety, including the annexes and the documents incorporated by reference, and to consider how the Merger affects you.

Shareholder of Record: Shares Registered in Your Name

If you are a stockholder of record, you may vote at the Special Meeting, vote by proxy over the telephone, vote by proxy through the Internet or vote by proxy using a proxy card, the form of which is attached as Annex B. Whether or not you plan to attend the meeting, Aptorum urges you to vote by proxy if you want your vote is counted. You may still attend the meeting and vote even if you have already voted by proxy.

•        To vote at the Special Meeting, attend the Special Meeting in person at 17/F., Guangdong Investment Tower,148 Connaught Road Central, Hong Kong, and follow the instructions to cast your vote.

•        To vote using the proxy card, simply complete, sign and date the proxy card and return it promptly in the envelope provided. If you return your signed proxy card before the Special Meeting, Aptorum will vote your shares in accordance with the proxy card.

•        To vote over the telephone, call the toll-free found on the proxy card and follow the recorded instructions. You will be asked to provide the company number and control number found on the proxy card.

•        To vote through the Internet, follow the instructions provided on the proxy card. You will be asked to provide the company number and control number from the proxy card.

Your signed proxy card, telephonic proxy instructions or internet proxy instructions must be received by 11:59 p.m. Eastern Time on [    ], 2026 to be counted.

Beneficial Owner: Shares Registered in the Name of Broker, Bank or Other Agent

If you are a beneficial owner of shares registered in the name of your broker, bank, or other agent, you should have received voting instructions from that organization rather than from Aptorum. Simply follow the voting instructions provided to ensure that your vote is counted. You may vote by telephone or over the Internet as instructed by your broker, bank or other agent. To vote at the Special Meeting, you must contact your broker, bank, or other agent and obtain a valid legal proxy in order to attend, participate in and vote at the Special Meeting. Follow the voting instructions from your broker, bank or other agent, or contact your broker, bank or other agent for instructions.

Q:     What is a Record Date?

A:     Only Aptorum shareholders of record as of the close of business on [    ], 2026 (the “Record Date” of the Special Meeting) will be able to attend and participate in the Special Meeting. At the close of business on the Record Date, [    ] Aptorum Class A ordinary shares and [    ] Aptorum Class B ordinary shares were issued and outstanding. To join the Special Meeting, you will need to have your control number which is included on your proxy card. If your shares are held in “street name,” you should contact your broker, bank or other agent if you did not receive a control number.

Q:     What is the difference between holding shares as a registered stockholder and as a beneficial owner?

A:     Stockholder of Record: Shares Registered in Your Name

If your shares are registered directly in your name with Aptorum’s transfer agent, Continental Stock Transfer & Trust Company, you are considered to be, with respect to those shares, the registered shareholder, and these proxy materials are being sent directly to you by Aptorum.

Beneficial Owner: Shares Registered in the Name of Broker, Bank or Other Agent

If your shares are held by a broker, bank or other agent, you are considered the beneficial owner of shares held in street name, and these proxy materials are being forwarded to you from that broker, bank or other agent.

Q:     What happens if I do not vote?

A:     Shareholder of Record: Shares Registered in Your Name

If you are the registered shareholder and do not vote in one of the ways described above, your shares will not be voted at the Special Meeting and will not be counted toward the quorum requirement.

Beneficial Owner: Shares Registered in the Name of Broker, Bank or Other Agent

If you are the beneficial owner and do not direct your broker, bank or other agent how to vote your shares, your broker, bank or other agent will only be able to vote your shares with respect to proposals considered to be “routine.” Your broker, bank or other agent is not entitled to vote your shares with respect to “non-routine” proposals, which Aptorum refers to as a “broker non-vote.” Whether a proposal is considered routine or non-routine is subject to stock exchange rules and final determination by the stock exchange. Even with respect to routine matters, some brokers are choosing not to exercise discretionary voting authority. As a result, Aptorum urges you to direct your broker, bank or other agent how to vote your shares on all proposals to ensure that your vote is counted.

Q:     What if I sign and return a proxy card or otherwise vote but do not indicate specific choices?

A:     Shareholder of Record: Shares Registered in Your Name

The shares represented by each signed and returned proxy will be voted at the Special Meeting by the persons named as proxies in the proxy card in accordance with the instructions indicated on the proxy card.

However, if you are the registered shareholder and sign and return your proxy card without giving specific instructions, the persons named as proxies in the proxy card will vote your shares in accordance with the recommendations of the Aptorum board of directors. Your shares will be counted toward the quorum requirement.

Beneficial Owner: Shares Registered in the Name of Broker, Bank or Other Agent

If you are the beneficial owner and do not direct your broker, bank or other agent how to vote your shares, your broker, bank or other agent will only be able to vote your shares with respect to proposals considered to be “routine.” Your broker, bank or other agent is not entitled to vote your shares with respect to “non-routine” proposals, resulting in a broker non-vote with respect to such proposals. Accordingly, if you hold your shares beneficially in street name please be sure to instruct your broker, bank or other agent how to vote to ensure that your vote is counted on each of the proposals, following the procedures provided by your broker, bank or other agent.

Q:     May I revoke and/or change my vote after I have submitted a proxy or provided proxy instructions?

A:     Stockholder of Record: Shares Registered in Your Name

Aptorum shareholders of record may revoke and/or change their vote at any time before their proxy is voted at the Special Meeting in one of four ways:

•        You may submit another properly completed proxy with a later date by mail or via the internet.

•        You can provide your proxy instructions via telephone at a later date.

•        You may send an instrument in writing revoking the proxy or another duly executed proxy bearing a later date to Aptorum’s corporate secretary. Any written notice of revocation or subsequent proxy card must be received by Aptorum before [    ] p.m. Eastern Time, on [    ], 2026. Such written notice of revocation or subsequent proxy card should be sent to Aptorum’s principal executive offices at Aptorum Group Limited, 17 Hanover Square, London W1S 1BN, United Kingdom Attention: Ian Huen.

•        You may attend the Special Meeting and vote during the meeting.

Your signed proxy card, telephonic proxy instructions, internet proxy instructions, or written notice must be received by [    ], 2026, 11:59 p.m. Eastern Time to be counted.

Beneficial Owner: Shares Registered in the Name of Broker, Bank or Other Agent

If an Aptorum shareholder who beneficially owns Aptorum shares in street name has instructed a broker, bank or other agent to vote its shares of Aptorum common stock, the stockholder must follow directions received from its broker, bank or other agent to change and/or revoke those instructions.

Q:     Do I have any dissenters’ or appraisal rights with respect to any of the matters to be voted on at the Special Meeting?

A:     No. Aptorum shareholders do not have any dissenters’ or appraisal rights under Cayman Islands law in connection with the Merger or with respect to any of the matters to be voted on at the Special Meeting.

Q:     How many votes do I have?

A:     Each Aptorum Class A ordinary share is entitled to one (1) vote on each proposal to be considered at the Special Meeting. Each Aptorum Class B ordinary share is entitled to one hundred (100) votes on each proposal to be considered at the Special Meeting.

Q:     What does it mean if I receive more than one set of proxy materials?

A:     If you receive more than one set of proxy materials, your shares may be registered in more than one name or held in different accounts. Please cast your vote with respect to each set of proxy materials that you receive to ensure that all of your shares are voted.

Q:     How can I find out the voting results?

A:     Final voting results will be published in a Current Report on Form 6-K to be filed with the SEC within four business days after the Special Meeting.

Q:     What are the U.S. federal income tax considerations of the Merger to a U.S. Holder of Aptorum capital stock?

A:     Subject to the limitations and qualifications described in the section titled “The Merger — U.S. Federal Income Tax Considerations — The Merger”, each of DiamiR and Aptorum intend that the Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Assuming the Merger so qualifies, a U.S. Holder of Aptorum stock (as defined therein) will not recognize gain or loss upon the exchange of its stock. For a more detailed discussion of the U.S. federal income tax considerations of the Merger, please see the section titled “The Merger — U.S. Federal Income Tax Consequences of the Domestication & Merger”.

x

Q:     What are the U.S. federal income tax considerations of the Domestication Merger to a U.S. Holder of Aptorum capital stock?

A:     Subject to the limitations and qualifications described in the section titled “U.S. Federal Income Tax Consequences Of The Domestication & Merger” the Domestication Merger is intended to qualify as a F reorganization within the meaning of Section 368(a)(1)(F) of the Code. Assuming the Domestication Merger so qualifies as a F reorganization, a U.S. Holder of Aptorum capital stock will not recognize gain or loss upon such merger. For more detailed discussion of U.S. federal income tax considerations of the Domestication Merger, please see the section tilted “U.S. Federal Income Tax Consequences of the Domestication & Merger.

Q:     What are the U.S. federal income tax considerations of the Merger to a U.S. Holder of DiamiR capital stock?

A:     Subject to the limitations and qualifications described in the section titled “The Merger — U.S. Federal Income Tax Considerations — The Merger”, each of DiamiR and Aptorum intend that the Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Assuming the Merger so qualifies, a U.S. Holder of DiamiR stock (as defined therein) will not recognize gain or loss upon the exchange of its DiamiR stock for Aptorum share. For a more detailed discussion of the U.S. federal income tax considerations of the Merger, please see the section titled “The Merger — U.S. Federal Income Tax Consequences of the Domestication & Merger”.

Q:     What are the U.S. federal income tax considerations of the reverse split to a U.S. Holder of Aptorum ordinary shares?

A:     Subject to the limitations and qualifications described in the section titled “U.S. Federal Income Tax Considerations Reverse Split,” a U.S. Holder of Aptorum ordinary shares should not recognize gain or loss upon the reverse split. Please review the information in the section titled “Certain Material U.S. Federal Income Tax Consequences of the Reverse Stock Split” within Proposal No. 1 for a more complete description of the U.S. federal income tax considerations of the reverse split to a U.S. Holder of Aptorum ordinary shares.

Q:     What is “householding” and how does it affect me?

A:     We and some U.S. brokers have adopted “householding,” a procedure under which stockholders who have the same address will receive a single set of proxy materials, unless one or more of these stockholders provides notice that they wish to continue receiving individual copies. If you participate in householding and wish to receive a separate set of proxy materials, or if you wish to receive separate copies of future notices, annual reports, and proxy statements, please contact your broker directly or us at 17 Hanover Square, London W1S 1BN, United Kingdom, Attn: Ian Huen telephone: +44 20 80929299.

PROSPECTUS SUMMARY

This summary highlights selected information from this proxy statement/prospectus and may not contain all of the information that is important to you. To better understand the Merger and the proposals being considered at the Special Meeting, you should read this entire proxy statement/prospectus carefully, including the Merger Agreement and the other annexes to which you are referred in this proxy statement/prospectus, and the documents incorporated by reference therein. For more information, please see the section titled “Where You Can Find More Information”. Except where specifically noted, the following information and all other information contained in this proxy statement/prospectus does not give effect to the proposed reverse split described in Proposal No. 1 of this proxy statement/prospectus.

The Parties

Aptorum

Aptorum is a clinical stage biopharmaceutical company dedicated to the discovery, development and commercialization of therapeutic assets to treat diseases with unmet medical needs, particularly in oncology (including orphan oncology indications) and infectious diseases.

Aptorum now focuses all of its efforts on R&D; it no longer provides any clinical services. As of December 31, 2024 and the date hereof, it only operates in one segment.

Aptorum’s goal is to develop a broad range of novel and repurposed therapeutics and diagnostics technology across a wide range of disease/therapeutic areas. Key components of its strategy for achieving this goal include: (for details of Aptorum’s strategy, See “Information about Aptorum — Aptorum’s Strategy”)

•        Developing therapeutic and diagnostic innovations across a wide range of disease/therapeutic areas;

•        Selectively expanding Aptorum’s portfolio with potential products that may be able to attain orphan drug designation and/or satisfy current unmet medical needs;

•        Collaborating with leading academic institutions and CROs;

•        Expanding Aptorum’s in-house pharmaceutical development center;

•        Leveraging Aptorum’s management’s expertise, experience and commercial networks;

•        Obtaining and leveraging government grants to fund project development.

Aptorum’s Lead Projects are ALS-4 and SACT-1. ALS-4 is a small drug molecule which appears to target the products produced by bacterial genes that facilitate the successful colonization and survival of the bacterium in the body or that cause damage to the body’s systems. These products of bacterial genes are referred to as “virulence expression.” Targeting bacterial virulence is an alternative approach to antimicrobial therapy that offers promising opportunities to overcome the emergence and increasing prevalence of antibiotic-resistant bacteria. SACT-1 is the first repurposed drug candidate to be developed under the Smart-ACT® drug discovery platform. SCAT-1 is one of the Company’s proprietary technologies. Our first targeted indication is neuroblastoma. Neuroblastoma is a rare form of cancer, and classified as an orphan disease, that forms in certain types of nerve tissue and most frequently in the adrenal glands as well as spine, chest, abdomen or neck, predominantly in children, especially for those aged 5 years and below.

In March 2023, Aptorum announced that it completed the Pre-IND discussions with the US FDA on ALS-4. With the positive feedback on the overall development strategy from the US FDA, it is proceeding towards the IND submission of ALS-4. In March 2023, Aptorum also announced the completion of the End of Phase 1 (EOP1) meeting of SACT-1 with the US FDA. The FDA generally agreed with the chemistry-manufacturing-control (CMC) strategy and Aptorum’s proposed clinical development plan for SACT-1 Phase 1/2 trials. The timing and scope of advancing both ALS-4 Phase 2 clinical trials and SACT-1 Phase 1/2 trials will be contingent upon securing appropriate collaborative partnerships and adequate funding resources. The Company is actively seeking strategic collaborators who can provide both financial support and clinical expertise to advance these therapeutic programs.

During the second quarter of 2023, Aptorum decided to streamline its operations by terminating clinic services and suspending non-lead R&D projects. This was done to optimize the allocation of Aptorum’s resources and focusing efforts on advancing Aptorum’s lead projects, which hold the most promise for commercial success and beneficial impact. This decision aligns with its commitment to enhance shareholder value and effectively drive its core objectives forward in the competitive landscape.

Risks Associated with being based in Hong Kong

We are subject to certain legal and operational risks associated with having our principal business operations and the majority of our employees located in Hong Kong. Hong Kong was established as a special administrative region of the PRC in accordance with Article 31 of the Constitution of the PRC. The Basic Law of the Hong Kong Special Administrative Region of the PRC (the “Basic Law”) was adopted and promulgated on April 4, 1990 and became effective on July 1, 1997, when the PRC resumed the exercise of sovereignty over Hong Kong. Pursuant to the Basic Law, Hong Kong is authorized by the National People’s Congress of the PRC to exercise a high degree of autonomy and enjoy executive, legislative, and independent judicial power, under the principle of “one country, two systems,” and the PRC laws and regulations shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which is confined to laws relating to national defense, foreign affairs, and other matters that are not within the scope of autonomy). However, there is no assurance that there will not be any changes in the economic, political, and legal environment in Hong Kong. Due to the uncertainty of the PRC legal system and changes in laws, regulations, or policies, the Basic Law may be revised, and thus, we may face the same legal and operational risks associated with operating in the PRC. If there is a significant change to current political arrangements between mainland China and Hong Kong, or if the applicable laws, regulations, or interpretations change, the Hong Kong subsidiaries may become subject to PRC laws or authorities. As a result, our operations in Hong Kong could incur material costs to ensure compliance, be subject to fines, experience devaluation of securities or delisting, no longer conduct offerings to foreign investors, and no longer be permitted to continue their current business operations. See “Risk Factors — Risks Related to Doing Business in the Jurisdictions in which Our Operating Subsidiaries Operate — Our subsidiaries’ business, our financial condition and results of operations, and/or the value of our Ordinary Shares or our ability to offer or continue to offer securities to investors may be materially and adversely affected by existing or future PRC laws and regulations which may become applicable to our subsidiaries.” on page 72.

On February 17, 2023, the China Securities Regulatory Commission (the “CSRC”) promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”) and five supporting guidelines, which took effect on March 31, 2023. The Trial Measures requires companies in mainland China that seek to offer and list securities overseas, both directly and indirectly, to fulfill the filing procedures with the CSRC. According to the Trial Measures, the determination of the “indirect overseas offering and listing by companies in mainland China” shall comply with the principle of “substance over form” and particularly, an issuer will be required to go through the filing procedures under the Trial Measures if the following criteria are met at the same time: (i) 50% or more of the issuer’s operating revenue, total profits, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year are accounted for by companies in mainland China; and (ii) the main parts of the issuer’s business activities are conducted in mainland China, or its main places of business are located in mainland China, or the senior managers in charge of its business operation and management are mostly Chinese citizens or domiciled in mainland China. On the same day, the CSRC held a press conference for the release of the Trial Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which clarifies that (i) on or prior to the effective date of the Trial Measures, companies in mainland China that have already submitted valid applications for overseas offering and listing but have not obtained approval from overseas regulatory authorities or stock exchanges shall complete the filing before the completion of their overseas offering and listing; and (ii) companies in mainland China which, prior to the effective date of the Trial Measures, have already obtained the approval from overseas regulatory authorities or stock exchanges and are not required to re-perform the regulatory procedures with the relevant overseas regulatory authority or stock exchange, but have not completed the indirect overseas listing, shall complete the overseas offering and listing before September 30,2023, and failure to complete the overseas listing within such six-month period will subject such companies to the filing requirements with the CSRC. Based on the assessment conducted by the management, we are not subject to the Trial Measures, because we are incorporated in the Cayman Islands and our subsidiaries are incorporated in Hong Kong, the British Virgin Islands and other regions outside of mainland China and operate in Hong Kong without any subsidiary, and we do not have any business operations or maintain any office or personnel in mainland China. However, as the Trial Measures and the supporting guidelines are newly published, there exists uncertainty with respect to the implementation and interpretation of the principle of “substance over form”. As of the date of this prospectus, there was no material change to these regulations and policies since the Business Combination. If our future securities offerings, and our listing on Nasdaq were later deemed as “indirect overseas offering and listing by companies in mainland China” under the Trial Measures, we may need to complete the filing procedures for our Business Combination and future secondary offerings, and listing. If we are subject to the filing requirements, we cannot assure you that we will be able to complete such filings in a timely manner or even at all. See “Risk Factors — Risks Related to Doing Business in the Jurisdictions in which Our Operating Subsidiaries Operate — If we and/or our subsidiaries were to be required to obtain any permission or approval from or complete any filing procedure with the China Securities Regulatory Commission (the “CSRC”), the CAC, or other PRC governmental authorities in connection with the Business Combination or future offerings under PRC laws, we and/or our subsidiaries may be fined or subject to other sanctions, and our subsidiaries’ business and our reputation, financial condition, and results of operations may be materially and adversely affected.” on page 67.

Additionally, the PRC laws and regulations and the enforcement of such that apply or are to be applied to Hong Kong can change quickly with little or no advance notice. As a result, the Hong Kong legal system embodies uncertainties which could limit the availability of legal protections, which could result in a material change in our Hong Kong subsidiaries’ operations and/or the value of the securities we are registering for sale. The Competition Ordinance (Cap. 619 of the Laws of Hong Kong) prohibits and deters undertakings in all sectors from adopting anti-competitive conduct which has the object or effect of preventing, restricting, or distorting competition in Hong Kong. It provides for general prohibitions in three major areas of anti-competitive conduct described as the first conduct rule, the second conduct rule, and the merger rule. As of the date of this prospectus, we and the Hong Kong subsidiaries have complied with all three areas of anti-competition laws and requirements in Hong Kong. The antimonopoly laws and regulations in Hong Kong do not restrict our ability to accept foreign investment or impose limitations on our ability to list on any U.S. stock exchange. See “Risk Factors — Risks Related to Doing Business in the Jurisdictions in which Our Operating Subsidiaries Operate — If we and/or our subsidiaries were to be required to comply with cybersecurity, data privacy, data protection, or any other PRC laws and regulations related to data and we and/or our subsidiaries cannot comply with such PRC laws and regulations, our subsidiaries’ business, financial condition, and results of operations may be materially and adversely affected.” on page 69.

In addition, our Ordinary Shares may be prohibited from trading on a national exchange or over-the-counter under the Holding Foreign Companies Accountable Act (the “HFCA Act”) if the Public Company Accounting Oversight Board (United States) (the “PCAOB”) is unable to inspect our auditors for three consecutive years beginning in 2021. Our current independent accounting firm, Marcum Asia CPAs LLP, whose audit report is included herein, is headquartered in Manhattan, New York, with an address of 7 Penn Plaza, Suite 830, New York, New York 10001, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards, announced by the PCAOB on December 16, 2021. If trading in our Ordinary Shares is prohibited under the HFCA Act because the PCAOB determines that it cannot inspect or fully investigate our auditor at such future time, Nasdaq may determine to delist our Ordinary Shares and trading in our Ordinary Shares could be prohibited. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, and on December 29, 2022, legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) was signed into law by President Biden, which contained, among other things, an identical provision to the Accelerating Holding Foreign Companies Accountable Act and amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading. On August 26, 2022, the CSRC, the Ministry of Finance of the PRC (the “MOF”), and the PCAOB signed a Statement of Protocol (the “Protocol”), governing inspections and investigations of audit firms based in mainland China and Hong Kong, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the U.S. Securities and Exchange Commission (the “SEC”), the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB will consider the need to issue a new determination. See “Risk Factors — If the U.S. Public Company Accounting

Oversight Board, or the PCAOB, is unable to inspect our auditors as required under the Holding Foreign Companies Accountable Act, the SEC will prohibit the trading of Aptorum Class A ordinary shares. A trading prohibition for Aptorum Class A ordinary shares, or the threat of a trading prohibition, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections of our auditors would deprive our investors of the benefits of such inspections.” on page 55.

DiamiR

DiamiR Biosciences Corp. (“DiamiR”) is a molecular diagnostic company focused on developing minimally invasive tests for early detection and monitoring of Mild Cognitive Impairment, Alzheimer’s, Parkinson’s, other neurodegenerative diseases, and cancer. The proprietary technology developed at DiamiR is based on quantitative analysis of circulating organ-enriched microRNAs in plasma. Long term objectives of DiamiR include the development and commercialization of Lab-Developed tests (LDTs) from its CLIA certified lab based on the identified miRNA expression signatures. In parallel, DiamiR is also expanding its menu to offer Pharma testing services to companies involved in developing therapeutic and treatment products. These Pharma services biomarker tests could be used for screening and patient stratification, or as disease and treatment monitoring, or to better select and characterize patients in clinical trials.

DiamiR was incorporated in Delaware on June 16, 2014, and primarily operates through its wholly-owned subsidiary, DiamiR, LLC, which was incorporated as a limited liability company in Delaware on September 17, 2009. In October 2014, DiamiR entered into a Share Exchange Agreement with DiamiR, LLC, pursuant to which DiamiR acquired 100% of the issued and outstanding units of DiamiR, LLC in exchange for 4,282,000 shares (100%) of DiamiR’s common stock (the “Share Exchange”), and DiamiR, LLC became a wholly-owned subsidiary of DiamiR. The Share Exchange was recognized as a combination of entities under common control as both DiamiR, LLC and DiamiR have been controlled before and after the transaction by the same shareholders.

DiamiR has incurred net losses in each year since its inception, including net losses of $743,235 and $614,405 for the years ended May 31, 2025 and 2024, respectively, and $409,955 in the six months ended November 30, 2025. At November 30, 2025, DiamiR had an accumulated deficit of $6,232,526, primarily due to operating expenses. DiamiR has devoted most of its financial resources to conducting studies on analysis of circulating organ-enriched miRNA biomarkers and building its patent portfolio. To date, DiamiR has not generated any revenues from product sales. Because of the numerous risks and uncertainties associated with the development of DiamiR’s LDTs, DiamiR is unable to accurately predict the timing or amount of increased expenses or when, or if, DiamiR will be able to achieve or maintain profitability. DiamiR expects to incur increased expenses as it conducts its clinical studies. DiamiR also expects an increase in its expenses associated with creating additional infrastructure (including hiring additional personnel) to develop and launch CogniMIR® and support operations. As a result, DiamiR expects to continue to incur net losses and negative cash flows for the foreseeable future. These net losses and negative cash flows have had, and will continue to have, an adverse effect on DiamiR’s stockholders’ equity and working capital.

To date, DiamiR has financed its operations through grant funding, including SBIR grants of approximately $9.7 million, an Alzheimer’s Drug Discovery Foundation (ADDF) Award of $492,000, the sale of DiamiR equity securities to its founders in the total aggregate amount of $350,000 and borrowings from its founders in the total aggregate amount of $1,075,000. In addition, while DiamiR has not earned revenue from its planned primary operations, DiamiR has received fees for performing specified clinical and other testing services from commercial entities from time to time. DiamiR has not, however, received such fees since March 2022. The amount of DiamiR’s future net losses will depend, in part, on the rate of future growth of its expenses and DiamiR’s ability to generate revenues. If DiamiR is unable to develop and commercialize CogniMIR® or any other product candidates that it may seek to develop, either alone or with collaborators, or if revenues from any product candidate that receives marketing approval are insufficient, DiamiR will not achieve profitability. Even if DiamiR does achieve profitability, DiamiR may not be able to sustain or increase profitability.

Since inception, DiamiR has raised over $9.7 million in grant funding from government agencies and disease foundations. On October 1, 2020, DiamiR announced that it received two grants from the National Institutes of Health (NIH) in the total amount of approximately $3.86 million. The National Institute on Aging (NIA) awarded DiamiR approximately $3.36 million in a Commercialization Readiness Pilot (CRP) grant as part of its Small Business Innovation Research (SBIR) program. The award builds upon earlier studies conducted by DiamiR in collaboration with leading academic centers and continues to support development of CogniMIR®, DiamiR’s lead diagnostic product candidate for early detection and monitoring of mild cognitive impairment and AD. The second award of $498,572 was granted to DiamiR by the National Institute for Neurological Disorders and Stroke (NINDS) for a project entitled “Circulating Organ-enriched microRNAs as biomarkers of Rett Syndrome.”

The Merger

Pursuant to the Merger Agreement, subject to the satisfaction or waiver of the conditions to closing set forth in the Merger Agreement, Merger Sub will merge with and into DiamiR, with DiamiR continuing as a wholly owned subsidiary of Aptorum and the surviving corporation of the Merger.

Merger Consideration

At the Effective Time, each then-outstanding share of DiamiR’s common stock, other than dissenting shares, will be converted into a number of shares of Aptorum Delaware common stock equal to the Conversion Ratio. Immediately following the closing of the Merger, stockholders of DiamiR and existing Aptorum’s shareholders will own approximately 70% and 30%, respectively, of the outstanding shares of the Combined Company.

Each of Aptorum and DiamiR agree to cooperate to raise additional capital of Aptorum, if needed, through the sale and issuance of equity securities of Aptorum, and the parties agree that any such sale of equity securities of Aptorum following the date of the merger agreement will dilute each of Aptorum and the DiamiR by 30% and 70%, respectively, so that the Conversion Ratio shall be adjusted to reflect such issuances and dilutions. As of the date hereof, the only agreement in place regarding the possible sale and issuance of any other equity securities is that certain At the Market Offering Agreement dated as of March 26, 2021, between Aptorum and H.C. Wainwright & Co., LLC (the “ATM Agreement). Pursuant to the ATM Agreement, Aptorum may offer and sell its Class A ordinary shares having an aggregate offering price of up to $15,000,000 from time to time through H.C. Wainwright & Co., LLC under the prospectus supplement to the registration statement on Form F-3 (File No. 333-268873). As of January 21, 2026, Aptorum has issued 215,959 Class A ordinary shares pursuant to the ATM Offering.

At the Effective Time, so long as he is employed by the Combined Company, Mr. Mireskandari shall receive an option to purchase an amount of shares of Aptorum’s Common Stock equal to 400,000 multiplied by the Conversion Ratio, at an exercise price equal to the closing price of Aptorum’s Common Stock on the day of Closing. Such options shall vest as set forth in the Merger Agreement. If Aptorum sells any equity securities between the signing of the Merger Agreement and the Closing, it shall also pay Mr. Mireskandari a certain amount of cash, ranging from $0 to $60,000, depending on the amount of proceeds Aptorum receives in such equity sale.

Related Agreements

In connection with the Merger, the parties entered into several agreements, namely, a Management Services Agreement, an Intellectual Property License Agreement, a Voting & Support Agreement and a Stockholders Agreement, each of which are included as an Annex to this proxy statement/prospectus. While the entities themselves are parties to the agreements, certain individuals at DiamiR may have additional interests. Dr. Sheinerman is a managing director at H.C. Wainwright & Co., LLC (“Wainwright”), with which DiamiR has a financial advisory agreement pursuant to which Wainwright acts as exclusive financial advisor to DiamiR in connection with the Merger. Additionally, Dr. Kira Sheinerman owns less than one percent (1%) of Aptorum’s Class A ordinary shares and will be appointed to the Combined Company’s board of directors. Dr. Mireskandari and Mr. Anthony, DiamiR’s current Chief Executive Officer and Chief Financial Officer, will also be appointed the Combined Company’s executive management, as Chief Operation Officer and Chief Financial Officer, respectively. As the parties continue to work towards satisfying the closing conditions for the Merger, they agreed to extend the December 31, 2025 termination date of the Merger Agreement and other related agreements to March 31, 2026. The parties signed an amendment to the Management Services Agreement reflecting the extended term (the “Amendment”); the Amendment also increased the monthly Management Service Fee to $105,000 per month.

Management Services Agreement

At the time of the execution of the Merger Agreement, Aptorum Therapeutics and DiamiR entered into a management services agreement pursuant to which Aptorum Therapeutics shall pay a monthly service fee of $87,500 to DiamiR and reimburse expenses to DiamiR in exchange for the officers and employees of DiamiR providing services to Aptorum Therapeutics to develop a diagnostic test for early detection and monitoring of progression of glioblastoma until the earlier of the closing of the Merger or March 31, 2026 in the following positions, subject to change as set forth in the agreement: Alidad Mireskandari, President or Chief Executive Officer; Gary Anthony, Comptroller or Chief Financial Officer; Gyanendra Kumar, V.P. of Assay Development; Kenny Ablordeppey, Director of Assay Development; Jacob Goldman, Data Scientist; and Sydney Finkelstein, Medical Director.

Intellectual Property License Agreement

At the time of the execution of the Merger Agreement, DiamiR, DiamiR LLC and Aptorum Therapeutics Limited entered into that certain Limited Interim Patent and Know-How License Agreement (the “Intellectual Property License Agreement”) pursuant to which DiamiR and DiamiR LLC shall license on a non-exclusive basis their respective intellectual properties to the Company in exchange for upfront and periodic payments until the earlier of the closing of the Merger or March 31, 2026. The upfront payment is equal to $5,000 and is not refundable, provided that Aptorum Therapeutics Limited complied with all its obligations under the Intellectual Property License Agreement. Aptorum Therapeutics Limited shall also pay DiamiR a monthly fee of $1,200 until the earlier of the closing of the Merger March 31, 2026. This agreement is effective until the earliest of (i) March 31, 2026, (ii) the closing of the Merger or (iii) the termination of the Merger by either party.

Voting and Support Agreement

Ian Huen, our Chairman and Chief Executive Officer, who beneficially owns 87.05% of the Company’s total voting power, signed a voting and support agreement simultaneously with the execution of the Merger Agreement, pursuant to which he agreed to vote in favor of the transactions contemplated in the Merger Agreement. Mr. Huen did not receive any compensation for entering into this agreement.

Stockholders Agreement

Upon closing of the Merger, Aptorum and stockholders of DiamiR will sign a stockholders agreement (“Stockholders Agreement”), which will be effective until the earlier of (i) twelve (12) months following the date thereof and (ii) the date on which the stockholders of DiamiR beneficially own, in the aggregate, a number of shares of common stock of the Combined Company equal to at least 25% of the then outstanding shares of the Combined Company (such beneficial ownership, the “DiamiR Stockholders Beneficial Ownership”; such period, the “Appointment Period”). The parties agree that, during the Appointment Period, they will take all necessary actions to cause the number of directors at the Board of the Combined Company to be fixed at five (5). In addition, Kira S. Sheinerman, the co-founder and a stockholder of DiamiR, and her affiliates (“DiamiR Primary Stockholder Parties”) will have the right to appoint two (2) designees (each designee, the “Primary Stockholder Designee”, collectively, the “Primary Stockholder Designees”) for nomination and election to the Board of Combined Company, and at least one (1) designee shall satisfy the independence requirements of Rule 5605(c)(2)(A) of the Nasdaq listing rules, provided that the DiamiR Stockholders Beneficial Ownership is not less than 36%, and the DiamiR Primary Stockholder Parties will have the right to appoint one (1) director nominee to the Board of Combined Company, provided that the DiamiR Stockholders Beneficial Ownership is no less than 25%.

For the election of directors of the Combined Company: (1) each stockholder of DiamiR, who is a party to the Stockholders Agreement, will agree to vote all of its shares of the Combined Company in favor of each Primary Stockholder Designee; (2) with respect to the election of nominees who are not Primary Stockholder Designees, (a) until Aptorum’s 2027 annual stockholders meeting (the “2027 Meeting”), each stockholder of DiamiR, who is a party to the Stockholders Agreement, will agree to vote all of its shares of the Combined Company in accordance with the recommendations of the nominating and governance committee of the Board of the Combined Company; and (b) beginning at the 2027 Meeting and at each annual meeting thereafter: (i) each stockholder of DiamiR, who is a party to the Stockholders Agreement, may vote, in its sole discretion, all of its shares of the Combined Company in favor of one additional nominee who is not an Primary Stockholder Designee; provided that if the number of directors constituting the Board of the Combined Company is increased above five (5), then the number of additional nominees (i) shall automatically increase by such number of additional directors (each such additional nominee or nominees, as applicable, an “Primary Stockholder Nominee”); and (ii) with respect to any uncontested election of a nominee who is not a Primary Stockholder Designee or a Primary Stockholder Nominee, each stockholder of DiamiR, who is a party to the Stockholders Agreement, shall vote its shares of the Combined Company in the same manner as, and in the same proportion to, all shares voted by stockholders of the Combined Company, excluding the votes or actions of the stockholders of DiamiR with respect to its shares of the Combined Company. For all other proposals or resolutions to be voted on by the stockholders of the Combined Company, each stockholder of DiamiR, who is a party to the Stockholders Agreement, may vote all of its shares of the Combined Company in its sole discretion.

In addition, DiamiR will appoint Alidad Mireskandari as a non-voting observer (the “Observer”) to the Board of Combined Company upon closing of the Merger until the earliest of (i) two (2) years from the date thereof, (ii) the Observer’s death, disability, retirement or resignation or (iii) such time as may be determined by a majority of the directors of Combined Company who are Primary Stockholder Designees.

Furthermore, so long as the DiamiR Stockholder Beneficial Ownership is no less than 25%, the Combined Company should obtain prior written approval from the DiamiR Primary Stockholder Parties for certain significant corporate actions, including but not limited to (i) voluntary dissolution, winding up or bankruptcy of the Combined Company or any significant subsidiary of it; (ii) issuance of common stock or securities convertible into the shares of common stock representing more than 10% of the outstanding shares of the Combined Company in a six-month period; (iii) any amendment to the governing documents of the Combined Company that will adversely affect the Primary Stockholder Designee, or the Combined Company’s ability to fulfill its obligations under the Stockholders Agreement; (iv) any acquisition, sale of assets, merger, amalgamation nor consolidation transactions; and (v) replacement of the Chief Executive Officer or Chief Financial Officer of the Combined Company.

If, at any time that the DiamiR Stockholder Beneficial Ownership is less than 25%, the Primary Stockholder Parties shall no longer have any right to designate any nominee for election to the Board of the Combined Company, or have the right to veto on the significant corporate actions as set forth in the Stockholders Agreement.

Wainwright Financial Advisory Agreement

On July 7, 2025, after the consideration, review, and approval of DiamiR’s Chief Executive Officer, DiamiR entered into a financial advisory agreement with H.C. Wainwright & Co., LLC (“Wainwright”), with Wainwright to act as exclusive financial advisor to DiamiR in connection with the merger with Aptorum. As compensation for its services, upon the consummation of the Merger, Wainwright will receive common stock purchase warrants to purchase up to a number of shares of common stock of the Combined Company equal to $500,000 divided by the closing price of the Combined Company’s common stock on the date of consummation of the Merger, which warrants shall have an exercise price of $0.01 per share and a term of exercise of five years. For illustrative purposes only, since the ultimate warrant will be based on the Combined Company’s closing price and will provide the right to receive shares of the Combined Company’s common stock, based on the closing price of Aptorum’s Class A ordinary shares on September 30, 2025, Wainwright would receive warrants to purchase up to 247,525 shares of the Combined Company’s common stock. In the event that DiamiR (or the Combined Company) consummates one or more financing transactions, with gross proceeds of at least $4,000,000 following the execution of the Merger Agreement through and including the consummation of the Merger and within 90 days thereafter, Wainwright shall receive a cash fee of $250,000, which cash fee shall be paid in lieu of a number of warrants equal to $250,000 as described in the immediately preceding sentence (and, if previously issued, a number of warrants equal to $250,000 shall be cancelled). In addition, Wainwright shall receive reimbursement of reasonable out-of-pocket expenses, including legal fees and expenses, incurred by Wainwright in connection with financial advisory agreement. As of January 21, 2026, Wainwright has incurred $0 in out-of-pocket expenses. Dr. Kira Sheinerman, the co-founder of DiamiR, is currently a managing director of Wainwright and shall be appointed to the Combined Company’s board of directors.

Aptorum’s Reasons for the Merger

Since inception, the Company has sought to maximize shareholder value by licensing and acquiring technologies that have scientific merit and ultimately, meaningful market value after commercialization. We believe great opportunity exists for therapeutic agents developed for CNS indications, including neurodegenerative diseases such as Alzheimer’s and Parkinson’s, as well as certain cancers like glioblastoma and neuroblastoma. Due to the heterogeneity of these diseases, there is a wide spectrum of clinical manifestations and outcomes in patients with these conditions. Therefore, there is a strong need for accurate, minimally invasive biomarkers reflective of pathophysiological processes underlying these diseases that can be used for disease progression and treatment response monitoring. As such, the Company’s management finds great value in DiamiR’s innovation and proprietary technology.

DiamiR’s platform technology, which is based on targeted selection and quantitative analysis of organ-enriched, including brain-enriched, microRNA (miRNAs) detectable in blood plasma, has a strong potential to provide molecular diagnostic solutions for risk assessment and monitoring of neuro and other indications in clinical trials, which we believe will enable more effective drug development for these indications. DiamiR’s CLIA/CAP-certified lab offers and is planning to offer additional genetic and protein markers used in clinical trials for. For example, DiamiR’s validated APOE genotyping test (APOE e4 allele is an established risk factor of AD, while APOE e2 is considered to be neuroprotective) can be used as a screening tool for enrollment into clinical trials targeting APOE e4 carriers or non-carriers. The Company is aware of a need in such test first-hand as it holds a position in a private life sciences company Alzheon that is developing a therapeutic agent for AD patients who are APOE e4 carriers. The Company’s private investment position in Alzheon, which consists of 622,600 shares of Alzheon’s preferred stock, may create synergies for the post-merger Combined Company to potentially provide a diagnostic tool consisting of APOE genotype and miRNA panel testing for their therapeutic offering. Further, DiamiR’s technology and biomarker panels can facilitate identification of new indications for repurposed drugs, such as SACT-1 in our pipeline, an agent with previously unrecognized kinase inhibitory activity against MEK5/ERK5 signaling pathway that has shown promise in neuroblastoma.

As described below, while building Aptorum’s pipeline via acquisitions and internal efforts, the Company’s executives have accumulated expertise in clinical studies and services. We recognize the importance of effective biomarkers for drug development, and therefore, deem DiamiR’s programs as highly synergistic with ours. As a post-merger Combined Company, the Company plans to utilize DiamiR’s biomarker panels in various clinical studies, including through collaborations with academic institutions and clinical centers in the US and other countries through Company Chief Executive Officer’s extensive global medical network, expanding therapeutic focus and geographical outreach for the Combined Company.

In approving the Letter of Intent and the Merger, Company’s board of directors considered the pros and cons of the Merger versus other alternatives, which is likely a delisting of Company’s Class A ordinary shares from Nasdaq if the Merger is not completed, and the opportunities and risks presented with the Merger.

In particular, Company’s board of directors took into account the following reasons, facts and circumstances in approving the Merger:

•        the potential for DiamiR’s product candidates in brain health, cancer and inflammatory diseases to create long term value for Company’s stockholders;

•        the potential synergies available when combining Company’s existing SACT-1 therapeutic program for neuroblastoma and potentially other indications with DiamiR’s technology;

•        the potential enhanced ability to raise capital utilizing a broader potential product portfolio;

•        Company’s projected cash position and the difficulties the Company has encountered in raising sufficient capital on a stand-alone basis;

•        the risks of continuing to operate Company on a stand-alone basis, including uncertainty regarding Company’s product development and the need to raise significant additional financing for future clinical and commercial development;

•        the low valuation of the Company on a stand-alone basis currently evidenced by the trading price of Company’s Class A ordinary shares;

•        the strategic alternatives to the Merger, including the discussions that Company’s management and advisors previously conducted with other potential partners, and the lack of any viable alternatives; and

•        the view of Company that the consideration is fair, from a financial point of view, to the holders of Company’s Class A ordinary shares.

Below are the material issues discussed and key negotiated terms of the Letter of Intent (LOI) and the final Merger Agreement.

•       Material Terms of the LOI:    The LOI outlined the preliminary terms of the proposed merger, including the structure of the transaction, the estimated valuation of DiamiR, the preliminary conversion ratio, and the general framework for the governance of the combined entity. The LOI also included non-binding provisions regarding exclusivity, confidentiality, and the timeline for completing due diligence and entering into a definitive agreement.

•       Key Negotiated Terms and Evolution of the Transaction:    During negotiations leading to the final Merger Agreement, several material terms were refined, including:

i.      Valuation and Conversion Ratio:    The initial LOI included a preliminary valuation of DiamiR and a proposed conversion ratio for the transaction. Following further due diligence and discussions, the parties refined these terms to reflect updated financial and operational data, including DiamiR’s intellectual property portfolio, development pipeline, and market potential. The final conversion ratio was adjusted to align with the agreed valuation.

ii.    Governance of the Combined Entity:    The LOI included a preliminary framework for the governance structure of the combined company, including board composition. These terms were further negotiated to ensure balanced representation from both parties and alignment with the strategic goals of the combined entity.

iii.    Conditions to Closing:    The conditions to closing, such as regulatory approvals, shareholder approvals, and minimum cash requirements, were refined during the negotiation process to address any risks and requirements identified during due diligence.

iv.    Ancillary Agreements:    The parties negotiated additional agreements to support the merger, including employment agreements for key DiamiR personnel, intellectual property rights agreements, and transitional services agreements, ensuring a smooth integration of operations post-merger.

•        Changes from the LOI to the Final Merger Agreement:    While the LOI provided the initial framework for the transaction, certain terms evolved during the negotiation process. For example, the final Merger Agreement included updates to the consideration structure and the conditions to closing, reflecting the outcomes of due diligence and discussions between the parties. Additionally, the exclusivity period initially outlined in the LOI was extended to facilitate the completion of negotiations.

The Company’s board of directors believed that, as a result of arm’s length negotiations with DiamiR, Company and its management team negotiated the most favorable implied value and equity split for its stockholders that DiamiR was willing to agree to, and that the terms of the Merger Agreement include the most favorable terms to Company in the aggregate to which DiamiR was willing to agree. Immediately prior to signing the Merger Agreement, Company’s stock price was $0.94 per share, as quoted on Nasdaq on July 11, 2025. Aptorum and DiamiR agreed that DiamiR would have a valuation of $18.7 million at the time of closing of the Merger.

The Company board of directors also believed, after a thorough review of strategic alternatives and discussions with Company’s senior management and legal counsel, that the Merger is more favorable to its stockholders than the potential value that might have resulted from other strategic options available to Company, which would likely be a delisting of the Company’s Class A ordinary shares from Nasdaq if the Merger is not consummated.

On March 27, 2023, Aptorum entered into a non-binding Letter of Intent and Term Sheet to acquire (“2023 LOI”) 100% of URF Holding Group Limited and its underlying businesses (collectively “U Group”). However, the potential acquisition of the U Group did not occur. Aptorum entered an Agreement and Plan of Merger with YOOV Group Holding Limited, a company organized under the laws of British Virgin Islands (“YOOV”), as further described herein, but it was terminated on October 25, 2024. The primary reason these transactions were terminated was due to changing market conditions. Specifically, during the negotiation and due diligence phases, the market environment shifted significantly, impacting the strategic outlook for both parties, and ultimately, the parties were unable to agree on the consideration payable.

Other than the potential transaction with the U Group and YOOV, Aptorum did not engage with any other potential merger targets before entering into the Letter of Intent with DiamiR.

After giving consideration to these and other factors, the Company board of directors approved the Merger, which the Company board of directors believes better positions Company for long-term success.

DiamiR’s Reasons for the Merger

DiamiR’s decision to proceed with the strategic combination with Aptorum Group, is based on the following considerations:

•        DiamiR Biosciences has experience in microRNA (miRNA) biomarker discovery and validation and experience in miRNA testing, characterization and quantification; DiamiR’s prospective biopharma services partners and customers are life sciences companies developing therapeutic treatments; Aptorum has accumulated significant knowledgebase in drug development processes and appreciates the importance of biomarkers as tools to quantify drug response, progression and target engagement;

•        Aptorum’s and DiamiR’s visions are aligned regarding combining therapeutic programs with accurate and minimally invasive biomarker panels for better patient outcomes; success in drug development is partly dependent on having the tools and technologies to recruit the “right” patient into clinical studies and to monitor drug response in study participants; DiamiR can help Aptorum develop and use a number of different diagnostic platforms to achieve this goal; DiamiR’s robust IP portfolio will allow this work to remain proprietary and gives the Combined Company an edge in the market place for such services;

•        DiamiR’s patent-protected platform technology has shown to be effective in detecting and differentiating neurodegenerative diseases, cancer, and inflammatory diseases; we believe there are synergies with Aptorum’s programs, in particular SACT-1 drug repurposing program;

•        Aptorum and its executives have strong background in clinical services; DiamiR pursues dual business model of clinical testing and biopharma services;

•        DiamiR’s CLIA-certified, CAP-accredited laboratory is staffed with experienced assay development executives and staff with years of experience in developing molecular and biomarker testing solutions who will apply their know-how to help Aptorum in its clinical development programs;

•        The combination with Aptorum Group will allow DiamiR to grow as part of a global company with broader network of experts and key opinion leaders;

•        Business combination with a publicly listed company is expected to provide DiamiR with access to additional resources, including capital, to advance its product candidates for brain health, cancer and inflammatory diseases and to create value to shareholders;

•        DiamiR’s lead program is focused on detecting, monitoring, and predicting risk of progression of brain health indications, such as mild cognitive impairment and Alzheimer’s disease; there is a huge need in these testing solutions and a public company platform is better suited for this objective.

After giving consideration to these and other factors (including such factors as mentioned above for Aptorum’s reasoning for entering the merger), DiamiR’s board of directors approved the Merger, which the DiamiR board of directors believes better positions DiamiR for long-term success.

Interests of Aptorum Directors and Officers in the Merger

In considering the recommendation of the Aptorum Board with respect to issuing shares of Aptorum Delaware common stock in the Merger and the other matters to be acted upon by the Aptorum shareholders at the Special Meeting, the Aptorum shareholders should be aware that Aptorum directors and executive officers have interests in the Merger that are different from, or in addition to, the interests of Aptorum shareholders generally. These interests may present Aptorum directors and executive officers with actual or potential conflicts of interest. For example, Aptorum’s directors and officers will be eligible for continued indemnification and continued coverage under directors’ and officers’ liability insurance after the Closing and pursuant to the terms of the Merger Agreement.

As of September 30, 2025, Aptorum’s directors and executive officers owned, in the aggregate, 10.28% of the outstanding shares of Aptorum’s Class A ordinary shares.

The Aptorum Board was aware of these potential conflicts of interest and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the Merger, and to recommend that the Aptorum shareholders approve the proposals to be presented to the Aptorum shareholders for consideration at the Special Meeting as contemplated by this proxy statement/prospectus.

Interests of DiamiR Directors and Officers in the Merger

In considering the recommendation of the DiamiR Board with respect to approving the Merger, stockholders should be aware that DiamiR directors and executive officers have interests in the Merger that are different from, or in addition to, the interests of DiamiR stockholders generally. These interests may present them with actual or potential conflicts of interest, and these interests, to the extent material, are described below.

From June 2020 through April 2023, Kira Sheinerman, one of the founders and the Executive Director of DiamiR, served as senior strategic consultant to Aptorum, which role included reviewing therapeutic and diagnostic opportunities, and making industry and academia introductions for Aptorum. Dr. Sheinerman currently holds 2,772 shares of Aptorum’s Class A ordinary shares.

Dr. Sheinerman is also a managing director of Wainwright and shall be appointed to the Combined Company’s board of directors. Dr. Mireskandari who currently serve as DiamiR’s Chief Executive Officer and one of its directors, shall serve as the Combined Company’s Chief Operating Officer. Mr. Gary Anthony, who has been serving DiamiR as a financial consultant since November 2022 and Chief Financial Officer since August 2025, will be the Combined Company’s Chief Financial Officer.

As stated elsewhere, DiamiR will enter into the Management Services Agreement, Intellectual Property License Agreement and Stockholders Agreement in connection with the Merger, as each such agreement is futher detailed herein, pursuant to which DiamiR will receive certain benefits.

The DiamiR Board was aware of these potential conflicts of interest and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the Merger, and to recommend that the DiamiR stockholders approve the Merger as contemplated by this proxy statement/prospectus.

Governance of the Combined Company Following the Merger

Headquarters

Aptorum and DiamiR have agreed that the Combined Company will be headquartered at DiamiR’s current corporate office in Princeton, New Jersey.

Charters and Bylaws Amendment

Subject to approval of the Charter Proposal, prior to the Closing, the Aptorum Delaware Charter will be amended and restated to be in the form of the Proposed Charter and Aptorum Delaware will cause the Proposed Charter to be filed with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL and other applicable law of the State of Delaware. For more information on the Proposed Charter and the Charter Proposal, see the sections of this proxy statement/prospectus titled “The Domestication Proposal (Proposal 2),” and “Description Of Share Capital — Aptorum Delaware.”

In addition, prior to the Closing, Aptorum Delaware will amend and restate its Bylaws to be in the form attached to the Merger Agreement as Exhibit B and attached as Annex A this proxy statement/prospectus (the “Proposed Bylaws”), to be effective as of the date of the Closing.

Board of Directors

Immediately following the Merger, the Combined Company Board will be composed of five (5) members, two (2) of whom have been designated by DiamiR and three (3) of whom has been designated by Aptorum.

Effective as of the Effective Time, the Aptorum board of directors will appoint the following DiamiR designees: Kira Sheinerman, Ph.D., MBA. and Laura A. Philips, Ph.D., MBA, and the following Aptorum designee: Ian Huen, Justin Wu, and Douglas Arner to the board of directors of the Combined Company. Ian Huen is expected to be appointed as Chair of the Board of the Combined Company. Alidad Mireskandari, Ph.D., MBA will be appointed as a non-voting observer to the Board of the Combined Company. The current staggered structure of the Aptorum Board will adjust to a single class of directors for the Combined Company following the completion of the Merger.

Executive Management

Immediately following the Merger, the executive management team of the Combined Company is expected to consist of members of the Aptorum and DiamiR executive management team prior to the Merger, including:

Name	Title
Ian Huen	Chief Executive Officer
Gary Anthony	Chief Financial Officer
Alidad Mireskandari	President, Chief Operating Officer

Dr. Sheinerman is a managing director at Wainwright, with which DiamiR has a financial advisory agreement pursuant to which Wainwright acts as exclusive financial advisor to DiamiR in connection with the Merger. Additionally, Dr. Kira Sheinerman owns less than one percent (1%) of Aptorum’s Class A ordinary shares and will be appointed to the Combined Company’s board of directors. Dr. Mireskandari and Mr. Anthony, DiamiR’s current Chief Executive Officer and Chief Financial Officer will also be appointed the Combined Company’s executive management, as Chief Operation Officer and Chief Financial Officer, respectively.

Regulatory Approvals

SEC and Other Filings

In connection with the Merger, the parties intend to make all required filings with the SEC, the Delaware Secretary of State and Nasdaq, as well as any required filings with foreign, state, or local governmental authorities, as applicable.

Pursuant to the terms of the Merger Agreement, each of the parties agree to use its respective reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary, proper, or advisable under any applicable laws to consummate and make effective the Merger, including, but not limited to, the preparation and filings of all forms, registrations, notifications and notices required to be filed to consummate the Transaction, taking all actions reasonably necessary to obtain any consent, clearance, expiration or termination of a waiting period, authorization, order, non-objection or approval of, or any exemption by, any governmental authority required or advisable to be obtained or made by Aptorum, DiamiaR or any of their respective affiliates, and the execution and delivery of any additional instruments.

Conditions to Completion of the Merger

The obligations of the parties to consummate the Merger are subject to the satisfaction or (to the extent permitted by applicable law) waiver by each of the parties to the Merger Agreement of the following conditions at or prior to the Closing:

•        the approval of the Domestication Proposal and the completion of the Domestication;

•        the approval of the Nasdaq Stock Issuance Proposal;

•        the conversion of all outstanding convertible debt of Aptorum and of DiamiR;

•        the completion of review by Nasdaq of Aptorum’s listing of additional securities application for the shares to be issued in connection with the Merger, and the continuous listing of Aptorum’s shares on Nasdaq;

•        the declaration by the SEC of the effectiveness of a registration statement on Form S-4 registering the shares of Aptorum Delaware common stock issuable pursuant to the Merger Agreement;

•        the composition of the board of directors of the Combined Company is as agreed between DiamiR and Aptorum, and the post-merger officers and directors shall have entered into employment agreements with Aptorum;

•        the execution and delivery by each counterparty to the Stockholders Agreement;

•        Aptorum maintaining a cash balance of no less than $2,260,000 and working capital of no less than $1,644,000 at closing (the “Closing Amounts”). As of September 30, 2025, Aptorum has approximately $2.3 million in cash and current assets of approximately $2.5 million. Therefore, to ensure we have sufficient capital to close the Merger, Jurchen has indicated its intent to convert the Sep 2023 Note (as hereinafter defined). The Company intends to address any shortfall through the execution of public and/or private financings.

•        the lack of any order issued by any governmental authority of competent jurisdiction preventing the consummation of the Merger being in effect, and no applicable law having been enacted, entered, promulgated or enforced by any governmental authority or otherwise being in effect that prohibits or makes illegal the consummation of the Merger.

In addition, Aptorum’s obligation to complete the Merger is subject to the satisfaction or (to the extent permitted by applicable law) waiver by Aptorum at or prior to the closing of the following conditions:

•        the truth and accuracy of certain representations and warranties of DiamiR set forth in the Merger Agreement as of the date of the Merger Agreement and as of the closing (unless any such representation or warranty is made only as of a specific date, in which event such representation or warranty will be true, complete and correct as of such specific date), in each case, subject to certain specified materiality standards;

•        the performance in all material respects of all obligations required to be performed by DiamiR, and the compliance in all material respects of all agreements and covenants required to be complied with by DiamiR, in each case, under the Merger Agreement at or prior to the closing;

•        the receipt by Aptorum of a certificate signed on behalf of DiamiR by an executive officer of DiamiR to the effect that the conditions set forth in the two immediately preceding items have been satisfied; and

•        the absence of any event, circumstance, development, occurrence, change or effect since the date of the Merger Agreement that has had, or would, individually or in the aggregate, reasonably be expected to have, a material adverse effect on DiamiR.

In addition, DiamiR’s obligation to complete the Merger is subject to the satisfaction or (to the extent permitted by applicable law) waiver by DiamiR at or prior to the closing of the following conditions:

•        the truth and accuracy of certain representations and warranties of Aptorum set forth in the Merger Agreement as of the date of the Merger Agreement and as of the closing (unless any such representation or warranty is made only as of a specific date, in which event such representation or warranty will be true, complete and correct as of such specific date), in each case, subject to certain specified materiality standards;

•        the performance in all material respects of all obligations required to be performed by Aptorum, and the compliance in all material respects of all agreements and covenants required to be complied with by Aptorum under the Merger Agreement at or prior to the closing;

•        the receipt by DiamiR of a certificate signed on behalf of Aptorum by an executive officer of Aptorum to the effect that the conditions set forth in the two immediately preceding items have been satisfied; and

•        the absence of any event, circumstance, development, occurrence, change or effect since the date of the Merger Agreement that has had, or would, individually or in the aggregate, reasonably be expected to have, a material adverse effect on Aptorum.

For a more complete summary of the conditions that must be satisfied or waived prior to completion of the Merger, please see the section of this proxy statement/prospectus entitled “The Merger Agreement — Conditions to Completion of the Merger.”

Appraisal or Dissenters’ Rights

Holders of DiamiR common stock, excluding the DiamiR stockholders who voted in favor of the Merger, are entitled to appraisal rights under Delaware law. See the section entitled “Appraisal or Dissenters’ Rights” for a further discussion of the appraisal rights of the holders of DiamiR common stock under the DGCL in connection with the Merger.

Holders of Aptorum Class A Ordinary Shares and Class B Ordinary Shares do not have any appraisal or dissenters’ rights under Cayman law in connection with the actions being voted on at the Special Meeting.

No Solicitation

During the Interim Period, DiamiR has agreed not to, and has agreed to cause its subsidiaries and its and their respective officers and directors not to, directly or indirectly, (i) initiate, solicit or encourage (including by way of providing confidential or non-public information) any inquiries, proposals or offers that constitute or would lead to any merger, business combination or other similar transaction involving DiamiR or its subsidiaries that precludes or is mutually exclusive with the Merger (an “Alternative Transaction Proposal”), (ii) engage or participate in any discussions, negotiations or transactions with any third party regarding any Alternative Transaction Proposal or that would lead to any such Alternative Transaction Proposal, or (iii) enter into any agreement or deliver any agreement or instrument (including a confidentiality agreement, letter of intent, term sheet, indication of interest, indicative proposal or other agreement or instrument) reflecting any Alternative Transaction Proposal. The Company agrees to promptly notify Aptorum if DiamiR or any of its subsidiaries and its and their respective officers and directors receives any offer or communication in respect of an Alternative Transaction Proposal, and will promptly communicate to Aptorum in reasonable detail the terms and substance thereof, and DiamiR shall, and shall cause its subsidiaries and its and their respective officers and directors to, cease any and all existing negotiations or discussions with any person or group of persons (other than Aptorum and its subsidiaries and its and their respective officers and directors) regarding an Alternative Transaction Proposal.

During the Interim Period, Aptorum has agreed not to, and has agreed to cause its subsidiaries and its and their respective officers and directors not to, and has agreed to use reasonable best efforts to cause its and its subsidiaries’ respective other representatives not to, directly or indirectly: (i) initiate, solicit or encourage (including by way of providing confidential or non-public information) any inquiries, proposals or offers that constitute or would lead to any merger, business combination or other similar transaction involving any Aptorum and its subsidiaries that precludes or is mutually exclusive with the Merger (an “Alternative ListCo Transaction Proposal”), (ii) engage or participate in any discussions, negotiations or transactions with any third party regarding any Alternative ListCo Transaction Proposal or that would lead to any such Alternative ListCo Transaction Proposal, or (iii) enter into any agreement or deliver any agreement or instrument (including a confidentiality agreement, letter of intent, term sheet, indication of interest, indicative proposal or other agreement or instrument) related to any Alternative ListCo Transaction Proposal. Aptorum agreed to promptly notify DiamiR if Aptorum or any of its subsidiaries and its and their respective officers and directors receives any offer or communication in respect of an Alternative ListCo Transaction Proposal, and will promptly communicate to DiamiR in reasonable detail the terms and substance thereof, and Aptorum shall, and shall cause its subsidiaries and its and their respective officers and directors to, cease any and all existing negotiations or discussions with any person or group of persons (other than DiamiR and its subsidiaries and its and their respective officers and directors) regarding an Alternative ListCo Transaction Proposal.

Termination of the Merger Agreement

The Merger Agreement may be terminated at any time prior to the closing, whether before or after receipt of the requisite shareholder approvals, under the following circumstances:

•        by mutual written agreement of Aptorum and DiamiR;

•        by written notice from DiamiR or Aptorum to the other, if there shall be in effect any (i) applicable laws or (ii) governmental order (other than, for the avoidance of doubt, a temporary restraining order), that (x) in the case of each of clauses (i) and (ii), permanently restrains, enjoins, makes illegal or otherwise prohibits the consummation of the Merger, and (y) in the case of clause (ii) such governmental order shall have become final and non-appealable;

•        by written notice from Aptorum to DiamiR, if DiamiR has breached or failed to perform any of its representations, warranties, or covenants or other agreements, which breach or failure to perform (i) would result in the failure of any of the closing conditions to be satisfied and (ii) is not capable of being cured by the Termination Date or, if capable of being cured by the Termination Date, is not cured by DiamiR before the 30th day following receipt of written notice from Aptorum of such breach or failure to perform, provided that Aptorum shall not have the right to terminate if it is then in material breach of any of its representations, warranties, covenants or other agreements;

•        by written notice from DiamiR, if Aptorum or Merger Sub has breached or failed to perform any of its representations, warranties, covenants or other agreements, which breach or failure to perform (i) would result in the failure of any closing conditions to be satisfied and (ii) is not capable of being cured by the Termination Date or, if capable of being cured by the Termination Date, is not cured by Aptorum or Merger Sub before the 30th day following receipt of written notice from DiamiR of such breach or failure to perform; provided that DiamiR shall not have the right to terminate if it is then in material breach of any of its representations, warranties, covenants or other agreements;

•        by written notice from Aptorum to DiamiR, if DiamiR fails to obtain its stockholders approval;

•        by written notice from DiamiR to Aptorum, if Aptorum fails to obtain the its shareholders approval upon vote taken thereon at a duly convened Special Meeting (or at a meeting of its shareholders following any adjournment or postponement thereof);

•        by written notice from Aptorum or DiamiR to the other, if the closing shall not have been consummated on or prior to the Termination Date;

For purposes of the Merger Agreement, “Termination Date” means March 31, 2026; provided that the Termination Date may be extended if expressly so agreed in writing by Aptorum and DiamiR.

In the event that, the Merger Agreement is terminated for reasons other than DiamiR’s breach or failure to perform, and that Aptorum has raised capital by issuance of its equity securities during the Interim Period, Aptorum agrees to pay in cash to DiamiR, a fee in the amount equal to the higher of (i) 70% of cash that Aptorum has as of the date of Termination, and (ii) $2,000,000 (the “Termination Fee”). In the event that the Merger Agreement is terminated and that Aptorum has not raised capital by issuance of its equity securities during the Interim Period, each party agrees to bear its own expenses incurred with the Merger and the related transactions.

Accounting Treatment of the Transaction

Aptorum now prepares its financial statements in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The Merger will be accounted for in accordance with Accounting Standards Codification Topic 805: Business Combination (“Topic 805”), with Aptorum considered as the accounting acquirer and DiamiR as the accounting acquiree. Accordingly, Aptorum will measure the assets acquired and liabilities assumed at their fair values, including tangible and identifiable intangible assets acquired and liabilities assumed as of the closing date, with limited exceptions to fair value measurement for certain assets acquired and liabilities assumed as specified in Topic 805. Any excess purchase price over the value of assets acquired and liabilities assumed will be recorded as goodwill.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus and documents incorporated by reference into this proxy statement/prospectus contain certain “forward-looking statements” intended to qualify for the safe harbor from liability established by the Exchange Act with respect to the businesses, strategies and plans of Aptorum and DiamiR and the Combined Company following the Merger, their expectations relating to the Merger and the future financial condition and performance of the Combined Company following the Merger. Statements included in or incorporated by reference into this proxy statement/prospectus that are not historical facts, including statements about the beliefs and expectations of the management of each of Aptorum and DiamiR, are forward-looking statements.

Whenever used, words such as “will likely result,” “is confident that,” “expect,” “expects,” “should,” “could,” “may,” “will continue to,” “believe,” “believes,” “anticipates,” “predicts,” “forecasts,” “estimates,” “projects,” “potential,” “intends” or similar expressions identifying “forward-looking statements,” including the negative of those words and phrases, are forward-looking statements. Such forward-looking statements are based on management’s current views and assumptions regarding future events, future business conditions and the outlook for Aptorum, DiamiR and the Combined Company based on currently available information.

These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the control of Aptorum’s management team, that could cause actual results to differ materially from the results discussed in the forward-looking statements. Actual results may differ materially from the current expectations of Aptorum and DiamiR, depending upon a number of factors affecting their businesses and risks associated with the successful execution of the Merger and the integration and performance of their businesses following the Merger. These factors include, but are not limited to, risks and uncertainties detailed in Aptorum’s periodic public filings with the SEC, including those discussed in the section of this proxy statement/prospectus entitled “Risk Factors” and in the section entitled “Risk Factors” in Aptorum’s 2024 Form 20-F and in subsequent filings by Aptorum with the SEC, and the following factors:

•        regulatory and other required approvals in connection with the Merger may prevent or substantially delay the consummation of the Merger;

•        the Merger is subject to many conditions, and if these conditions are not satisfied or waived, the Merger may not be completed;

•        the termination of the Merger Agreement could have substantial negative impacts for Aptorum;

•        Aptorum and DiamiR will be subject to certain operating restrictions until consummation of the Merger and business uncertainties until and following the consummation of the Merger;

•        completion of the Merger may require consents or trigger change in control or other provisions in certain agreements to which Aptorum is a party;

•        uncertainty during pendency of the Merger may cause suppliers, customers or other business partners to delay or defer decisions concerning Aptorum or re-negotiate agreements with us, and consummation of the Merger could cause suppliers, customers and other business partners to terminate or re-negotiate their relationships with the Combined Company;

•        litigation that may be filed against Aptorum, DiamiR, Merger Sub and/or the members of Aptorum’s Board could prevent or delay the consummation of the Merger or result in the payment of damages following completion of the Merger;

•        the unaudited pro forma condensed combined financial information and prospective financial information included in this proxy statement/prospectus are presented for illustrative purposes only and the actual financial condition and results of operations of the Combined Company following the Merger may differ materially;

•        Aptorum may waive one or more of the conditions to the Merger without resoliciting shareholder approval;

•        the Merger cannot be completed without the approval of the Domestication Proposal and the Nasdaq Stock Issuance Proposal;

•        Aptorum’s executive officers and directors have interests in the Merger that may be different from, or in addition to, the interests of Aptorum shareholders;

•        if Aptorum’s due diligence investigation of DiamiR was inadequate or if unexpected risks related to DiamiR’s business materialize, it could have a material adverse effect on the investment of Aptorum’s shareholders;

•        after the completion of the Merger, the Combined Company may fail to realize the anticipated benefits and cost savings of the Merger, which could adversely affect the value of the shares of Combined Company common stock following the Merger;

•        upon the completion of the Merger, Aptorum shareholders will have different rights under the Combined Company’s governing documents from those they currently have under Aptorum’s governing documents;

•        current Aptorum shareholders will have a reduced ownership and voting interest after the Merger and will exercise less influence over the management of the Combined Company;

•        the future results of the Combined Company may be adversely impacted if the Combined Company does not effectively manage its expanded operations following completion of the Merger;

•        each of Aptorum and DiamiR expects to incur substantial expenses related to the completion of the Merger and the integration of the businesses of Aptorum and DiamiR; and

•        the market price of shares of Combined Company common stock after the Merger may be affected by factors different from those that are currently affecting or historically have affected the market price of shares of Aptorum Class A ordinary shares.

Consequently, all of the forward-looking statements Aptorum or DiamiR made in this document are qualified by the information contained in or incorporated by reference into this proxy statement/prospectus, including, but not limited to, (i) the information contained under this heading, (ii) the information discussed in the section of this proxy statement/prospectus entitled “Risk Factors” and (iii) the information discussed under the section entitled “Risk Factors” in Aptorum’s 2024 Form 20-F and subsequent filings by Aptorum with the SEC. For more information, please see the section of this proxy statement/prospectus entitled “Where You Can Find More Information.”

Neither Aptorum nor DiamiR is under any obligation, and each expressly disclaims any obligation, to update, alter or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise, except as required by law. Persons reading this proxy statement/prospectus are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

RISK FACTORS

Before you vote, you should carefully consider the risks described below, and the risk factors described in the section entitled “Risk Factors” in Aptorum’s Annual Report on Form 20-F for the year ended December 31, 2024, which is incorporated by reference into this proxy statement/prospectus. See the sections of this proxy statement/prospectus entitled “Where You Can Find More Information” and “Cautionary Statement Regarding Forward-Looking Statements,” and the other information contained in this proxy statement/prospectus or in the documents of Aptorum incorporated by reference into this proxy statement/prospectus. In addition to those risks, new risks may emerge from time to time and it is not possible to predict all risk factors, nor can Aptorum or DiamiR assess the impact of all factors on the Merger and the Combined Company following the Merger or the extent to which any factor or combination of factors may cause actual results to differ materially from those contained in or implied by any forward-looking statements.

Risks Related to the Merger

If the Merger Agreement with DiamiR is not consummated, Aptorum’s share price could decline.

The consummation of the Merger with DiamiR is subject to a number of closing conditions, including the completion of the Domestication, conversion of all outstanding convertible debt of ours and DiamiR’s, approval by our shareholders, completion of review by Nasdaq of Aptorum’s listing of additional securities application of the shares of common stock of the Combined Company to be issued in connection with the closing of the Merger, and other customary closing conditions. In addition, at the closing date of the Merger, Aptorum should maintain an aggregate amount of unrestricted cash and cash equivalents of not less than $2,260,000, and an amount of Working Capital (as defined in the Merger Agreement) of not less than $1,644,000. As of September 30, 2025, Aptorum has approximately $2.3 million in cash and current assets of approximately $2.5 million. We intend to address any shortfall through the execution of a public or private financing. The Company is targeting a closing of the transaction before 2027.

If the DiamiR Merger is not consummated, Aptorum may be subject to a number of material risks, and its share price could be adversely affected, as follows:

•        Aptorum has incurred and expects to continue to incur significant expenses related to the Merger with DiamiR, even if the DiamiR Merger is not consummated.

•        The Merger Agreement contains covenants restricting Aptorum’s solicitation of competing acquisition proposals and the conduct of Aptorum’s business between the date of signing the Merger Agreement and the closing of the Merger. As a result, significant business decisions and transactions before the closing of the Merger require the consent of DiamiR. Accordingly, Aptorum may be unable to pursue business opportunities that would otherwise be in its best interest as a standalone company. Aptorum has invested significant time and resources in the transaction process and if the Merger Agreement is terminated Aptorum will have a limited ability to continue its current operations without obtaining additional financing.

•        Aptorum’s collaborators and other business partners and investors in general may view the failure to consummate the DiamiR Merger as a poor reflection on its business or prospects.

•        Some of Aptorum’s collaborators and other business partners may seek to change or terminate their relationships with Aptorum as a result of the Merger or the failure thereof.

•        As a result of the Merger, current and prospective employees could experience uncertainty about their future roles within the Combined Company. This uncertainty may adversely affect Aptorum’s ability to retain its key employees, who may seek other employment opportunities.

•        Aptorum’s management team may be distracted from day-to-day operations as a result of the Merger.

•        Nasdaq could determine to delist Aptorum’s Class A ordinary shares which could have an adverse effect on the value of Aptorum’s ordinary shares and any future ability to raise capital.

•        Subject to the terms and conditions in the Merger Agreement, Aptorum may have to pay DiamiR a termination fee in the amount equal to the higher of (i) 70% of cash that Aptorum has as of the date of termination and (ii) $2,000,000.

In addition, if the Merger Agreement is terminated and Aptorum’s board of directors determines to seek another business combination, it may not be able to find a third party willing to provide equivalent or more attractive consideration than the consideration to be provided by each party in the Merger. In such circumstances, Aptorum’s board of directors may elect to, among other things, divest all or a portion of Aptorum’s business, and in such case, the consideration that Aptorum receives may be less attractive than the consideration to be received by Aptorum pursuant to the Merger Agreement.

If the conditions to the Merger Agreement are not met, the Merger will not occur.

Even if the Merger is approved by the shareholders of Aptorum and DiamiR, specified conditions must be satisfied or waived to complete the Merger. These conditions are set forth in the Merger Agreement. Aptorum and DiamiR cannot assure you that all of the conditions will be satisfied. If the conditions are not satisfied or waived, the Merger will not occur or will be delayed, and Aptorum and DiamiR each may lose some or all of the intended benefits of the Merger.

Some Aptorum and DiamiR officers and directors have interests in the Merger that are different from yours and that may influence them to support or approve the Merger without regard to your interests.

Certain officers and directors of Aptorum and DiamiR participate in arrangements that provide them with interests in the Merger that are different from yours, including, among others, the continued service as an officer or director of the Combined Company, continued indemnification and the potential ability to sell an increased number of shares of the Combined Company in accordance with Rule 144 under the Securities Act. These interests, among others, may influence the officers and directors of Aptorum and DiamiR to support or approve the Merger.

No fairness opinion was obtained in connection with the Merger.

In connection with determination of consideration of the Merger, Aptorum did not request any independent investment banker or other professional to provide a fairness opinion. The consideration to be received by the holders of DiamiR securities in the Merger was reached through negotiation by Aptorum and DiamiR, and was found to be fair to the stockholders of Aptorum by Aptorum’s board of directors. In determining whether to obtain a fairness opinion in connection with consideration of the merger, Aptorum’s board considered the cost of such an opinion as well as, among other factors, the extensive negotiations with DiamiR by Aptorum and DiamiR, the board’s assessment of the prospects for DiamiR based on its evaluation of its intellectual property and the valuation of DiamiR implicit in its prior financings, when compared to and in light of Aptorum’s current market value and its financial position.

The market price of the Combined Company’s shares may decline as a result of the Merger.

The market price of the Combined Company’s shares may decline as a result of the Merger for a number of reasons, including if:

•        the Combined Company does not achieve the perceived benefits of the Merger as rapidly or to the extent anticipated by financial or industry analysts;

•        the effect of the Merger on the Combined Company’s business and prospects is not consistent with the expectations of financial or industry analysts; or

•        investors react negatively to the effect on the Combined Company’s business and prospects from the Merger.

Aptorum and DiamiR shareholders may not realize a benefit from the Merger commensurate with the ownership dilution they will experience in connection with the Merger.

If the Combined Company is unable to realize the strategic and financial benefits currently anticipated from the Merger, Aptorum shareholders will have experienced substantial dilution of their ownership interest without receiving any commensurate benefit. Significant management attention and resources will be required to operate the two companies. Delays in this process could adversely affect the Combined Company’s business, financial results, financial condition and share price following the Merger. Even if the Combined Company were able to operate the two businesses successfully, there can be no assurance that this operation will result in the realization of the full benefits of synergies, innovation and operational efficiencies that may be possible from this integration and that these benefits will be achieved within a reasonable period of time.

During the pendency of the Merger, Aptorum and DiamiR will be subject to contractual limitations set forth in the Merger Agreement that restrict the parties’ ability to enter into business combination transactions with another party.

Covenants in the Merger Agreement impede the ability of Aptorum or DiamiR to make acquisitions or complete other transactions that are not in the ordinary course of business pending completion of the Merger. As a result, if the Merger is not completed, the parties may be at a disadvantage to their competitors. In addition, while the Merger Agreement is in effect and subject to limited exceptions, each party is prohibited from soliciting, initiating, encouraging or taking actions designed to facilitate any inquiries or the making of any proposal or offer that could lead to the entering into certain extraordinary transactions with any third party, such as a sale of assets, an acquisition of Aptorum’s securities, a tender offer for Aptorum’s securities, a Merger or other business combination outside the ordinary course of business. Any such transactions could be favorable to such party’s shareholders.

Certain provisions of the Merger Agreement may discourage third parties from submitting alternative takeover proposals, including proposals that may be superior to the arrangements contemplated by the Merger Agreement.

The terms of the Merger Agreement prohibit each of Aptorum and DiamiR from soliciting alternative takeover proposals or cooperating with persons making unsolicited takeover proposals. Because the lack of a public market for DiamiR shares makes it difficult to evaluate the fairness of the Merger, the shareholders of DiamiR may receive consideration in the Merger that is less than the fair market value of the DiamiR shares.

Aptorum and DiamiR may become involved in securities litigation or shareholder derivative litigation in connection with the Merger, and this could divert the attention of Aptorum and DiamiR management and harm the Combined Company’s business, and insurance coverage may not be sufficient to cover all related costs and damages.

Securities litigation or shareholder derivative litigation frequently follows the announcement of certain significant business transactions, such as the sale of a business division or announcement of a business combination transaction. Aptorum and DiamiR may become involved in this type of litigation in connection with the Merger, and the Combined Company may become involved in this type of litigation in the future. Litigation often is expensive and diverts management’s attention and resources, which could adversely affect the business of Aptorum, DiamiR and the Combined Company.

If any of the events described in “Risks Related to DiamiR’s Business and Operations” occur, those events could cause the potential benefits of the Merger not to be realized.

DiamiR’s business is expected to constitute a significant portion of the business of the Combined Company following the Merger. As a result, the risks described below in the section entitled “Risks Related to DiamiR’s Business and Operations” beginning on page 78 are among the most significant risks to the Combined Company if the Merger is completed. To the extent any of the events in the risks described in the sections referenced in the previous sentence occur, those events could cause the potential benefits of the Merger not to be realized and the market price of the Combined Company’s shares to decline.

The pro forma financial statements are presented for illustrative purposes only and may not be an indication of the Company’s financial condition or results of operations following the completion of the Merger.

The pro forma financial statements contained in this proxy statement/prospectus are presented for illustrative purposes only and may not be an indication of the Company’s financial condition or results of operations following the completion of the Merger for several reasons. The pro forma financial statements have been derived from the historical financial statements of Aptorum and DiamiR and adjustments and assumptions have been made regarding the Combined Company after giving effect to the Merger. The information upon which these adjustments and assumptions have been made is preliminary, and these kinds of adjustments and assumptions are difficult to make with accuracy. As a result, the actual financial condition and results of operations of the Combined Company following the completion of the Merger may not be consistent with, or evident from, these pro forma financial statements. The assumptions used in preparing the pro forma financial information may not prove to be accurate, and other factors may affect the Combined Company’s financial condition or results of operations following the Merger. Any decline or potential decline in the Combined Company’s financial condition or results of operations may cause significant variations in the market price of the Combined Company’s securities.

DiamiR has never generated revenue from product sales and all of DiamiR’s product candidates are currently in the pre-commercial stage, and DiamiR may continue to incur significant losses for the foreseeable future and never generate revenue from product sales.

DiamiR is a molecular diagnostic company focused on developing minimally invasive tests for early detection and monitoring of Mild Cognitive Impairment, Alzheimer’s, Parkinson’s, other neurodegenerative diseases, and cancer. The proprietary technology they developed is based on quantitative analysis of circulating organ-enriched microRNAs in plasma. Short-term objectives of the Company include the development of Lab-Developed tests (LDTs) in its CLIA licensed lab based on the identified miRNA expression signatures. The tests could also be used for patient screening and stratification, as well as disease and treatment monitoring. DiamiR has devoted most of its financial resources to conducting studies on analysis of circulating organ-enriched miRNA biomarkers and building its patent portfolio. DiamiR has not generated any revenues from product sales. DiamiR’s ability to fully develop its products and market them successfully is depending on may factors, some of which are out of their control and many of which are described elsewhere in this proxy statement/prospectus. Although DiamiR has received revenue in the past from providing testing services to life sciences companies, and may again in the future, they cannot be certain that such services will bring sufficient revenue to support its operation and R&D. Thus, DiamiR may not be able to generate a profit until its product candidates become profitable, which may never occur.

The Combined Company will need to raise additional capital by issuing securities or debt or through licensing or other strategic arrangements, which may cause dilution to the Combined Company’s stockholders or restrict the Combined Company’s operations or impact its proprietary rights.

The Combined Company may be required to raise additional funds sooner than currently planned. If either or both of Aptorum or DiamiR hold less cash at the time of the Merger Closing than the parties currently expect, the Combined Company will need to raise additional capital sooner than expected. Additional financing may not be available to the Combined Company when it needs it or may not be available on favorable terms. To the extent that the Combined Company raises additional capital by issuing equity securities, such an issuance may cause significant dilution to the Combined Company’s stockholders’ ownership and the terms of any new equity securities may have preferences over the Combined Company’s common stock. Any debt financing the Combined Company enters into may involve covenants that restrict its operations. These restrictive covenants may include limitations on additional borrowing and specific restrictions on the use of the Combined Company’s assets, as well as prohibitions on its ability to create liens, pay dividends, redeem its stock or make investments. In addition, if the Combined Company raises additional funds through licensing, partnering or other strategic arrangements, it may be necessary to relinquish rights to some of the Combined Company’s technologies or product candidates and proprietary rights, or grant licenses on terms that are not favorable to the Combined Company.

The Combined Company’s failure to raise capital as and when needed would have a negative effect on its financial condition and its ability to develop and commercialize its pipeline and otherwise pursue the Combined Company’s business strategy and the Combined Company may be unable to continue as a going concern.

Anti-takeover provisions in the Proposed Charter and the Proposed Bylaws and under Delaware law could make an acquisition of the Combined Company, which may be beneficial to its stockholders, more difficult and may prevent attempts by its stockholders to replace or remove the Combined Company’s management.

The Proposed Charter and the Proposed Bylaws, each of which will be in effect upon completion of the Merger, and the DGCL contains provisions that could make it more difficult for a third party to acquire the Combined Company, even if doing so might be beneficial to the Combined Company’s stockholders. Among other things, these provisions include:

•        allow the Combined Company Board to authorize the issuance of undesignated preferred stock, the terms of which may be established and the shares of which may be issued without stockholder approval, and which may include supermajority voting, special approval, dividend, or other rights or preferences superior to the rights of other stockholders;

•        provide that, at any time, directors may only be removed for cause, and only by the affirmative vote of holders of at least 66 2/3% in voting power of all the then-outstanding shares of Combined Company Common Stock entitled to vote thereon, voting together as a single class;

•        prohibit stockholder action by written consent;

•        provide that special meetings may only be called by or at the direction of the Chairman of the Combined Company Board, the Combined Company Board or the Chief Executive Officer;

•        provide that any alteration, amendment or repeal, in whole or in part, of any provision of the Proposed Bylaws by Combined Company’s stockholders will require the affirmative vote of the holders of at least 66⅔% in voting power of all the then-outstanding shares of the Combined Company Common Stock entitled to vote thereon, voting together as a single class; and

•        establish advance notice requirements for nominations for elections to the Combined Company Board and for proposing matters that can be acted upon by stockholders at stockholder meetings.

Section 203 of the DGCL generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any interested stockholder for a period of three years following the date on which the stockholder became an interested stockholder. Combined Company has expressly elected not to be governed by Section 203 of the DGCL. At that time, such election shall be automatically withdrawn and Combined Company will thereafter be governed by Section 203 of the DGCL. These provisions could discourage, delay or prevent a transaction involving a change in control of Combined Company. These provisions could also discourage proxy contests and make it more difficult for Combined Company’s stockholders to elect directors of their choosing and cause Combined Company to take other corporate actions they desire, including actions that Combined Company’s stockholders may deem advantageous. In addition, because the Combined Company Board is responsible for appointing the members of Combined Company’s management team, these provisions could in turn affect any attempt by Combined Company’s stockholders to replace current members of Combined Company’s management team.

These anti-takeover provisions and other provisions in the Proposed Charter, the Proposed Bylaws and Delaware law could make it more difficult for stockholders or potential acquirors to obtain control of the Combined Company Board or initiate actions that are opposed by Combined Company’s then-current board of directors and could also delay or impede a merger, tender offer or proxy contest involving Combined Company. The existence of these provisions could negatively affect the price of Combined Company Common Stock and limit opportunities for a stockholder to realize value in a corporate transaction. In addition, if prospective takeovers are not consummated for any reason, Combined Company may experience negative reactions from the financial markets, including negative impacts on the price of Combined Company Common Stock.

The Proposed Charter that will be in effect upon the Closing of the Merger will designate the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation that may be initiated by Combined Company’s stockholders and the federal district courts of the United States as the exclusive forum for litigation arising under the Securities Act, which could limit Combined Company’s stockholders’ ability to obtain a favorable judicial forum for disputes with Combined Company.

Pursuant to the Proposed Charter, which the Combined Company will adopt upon the completion of the Merger, unless it consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) and any appellate court therefrom, will, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on Combined Company’s behalf; (ii) any action asserting a claim of breach of a fiduciary duty owed by any of Combined Company’s current or former directors, officers, employees or stockholders to Combined Company or its stockholders; (iii) any action asserting a claim against Combined Company or any of its current or former directors, officers, employees or stockholders arising pursuant to any provision of the DGCL, the Proposed Charter or the Proposed Bylaws; (iv) any claim or cause of action seeking to interpret, apply, enforce or determine the validity of the Proposed Charter or the Proposed Bylaws; (v) any action or proceeding asserting a claim against Combined Company or any of its current or former directors, officers, employees or stockholders as to which the DGCL confers jurisdiction to the Court of Chancery of the State of Delaware and (vi) any action asserting an “internal corporate claim,” as that term is defined in Section 115 of the DGCL; provided that, for the avoidance of doubt, the foregoing forum selection provision will not apply to claims arising under the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.

The Proposed Charter will also provide that, unless Combined Company consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. The Proposed Charter will further provide that any person or entity purchasing or otherwise acquiring any interest in shares of Combined Company Common Stock is deemed to have notice of and consented to the provisions of the Proposed Charter described above.

The forum selection provisions in the Proposed Charter may have the effect of discouraging lawsuits against the Combined Company’s directors and officers. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings and there is uncertainty as to whether a court would enforce such provisions. In addition, investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If the enforceability of the Combined Company’s forum selection provisions were to be challenged, it may incur additional costs associated with resolving such challenge. While the Combined Company currently has no basis to expect any such challenge would be successful, if a court were to find its forum selection provisions to be inapplicable or unenforceable with respect to one or more of these specified types of actions or proceedings, the Combined Company may incur additional costs associated with having to litigate in other jurisdictions, which could result in a diversion of the time and resources of the Combined Company’s employees, management and board of directors, and could have an adverse effect on its business, financial condition and results of operations.

Risk related to Aptorum’s Preclinical and Clinical Development of Its Drug Candidates

We currently do not generate revenue from product sales and may never become profitable; unless we can raise more capital through additional financings, of which there can be no guarantee.

Our ability to generate revenue and become profitable depends upon our ability to successfully complete the development of, and obtain the necessary regulatory approvals for, the drug candidates in our Lead Projects and any future drug candidates we may develop, as we do not currently have any drugs that are available for commercial sale. We expect to continue to incur losses before commercialization of our drug candidates and any future drug candidates. None of our drug candidates has been approved for marketing in the U.S., Europe, the PRC or any other jurisdictions and may never receive such approval. Our ability to generate revenue and achieve profitability is dependent on our ability to complete the development of our drug candidates and any future drug candidates we develop in our portfolio, obtain necessary regulatory approvals, and have our drugs products under development manufactured and successfully marketed, of which there can be no guarantee. We may not be able to generate a profit until our drug candidates become profitable.

Even if we receive regulatory approval and marketing authorization for one or more of our drug candidates or one or more of any future drug candidates for commercial sale, a potential product may not generate revenue at all unless we are successful in:

•        developing a sustainable and scalable manufacturing process for our drug candidates and any approved products, including establishing and maintaining commercially viable supply relationships with third parties;

•        launching and commercializing drug candidates following regulatory approvals and marketing authorizations, either directly or with a collaborator or distributor;

•        obtaining market acceptance of our drug candidates as viable treatment options;

•        addressing any competing technological and market developments;

•        negotiating and maintaining favorable terms in any collaboration, licensing or other arrangement into which we may enter to commercialize drug candidates for which we have obtained required approvals and marketing authorizations; and

•        maintaining, protecting and expanding our portfolio of IP rights, including patents, trade secrets and know-how.

In addition, our ability to achieve and maintain profitability depends on timing and the amount of expenses we will incur. Our expenses could increase materially if we are required by the FDA, NMPA, EMA, Health Canada or other comparable regulatory authorities to perform studies in addition to those that we currently have anticipated. Even if our drug candidates are approved for commercial sale, we anticipate incurring significant costs associated with the commercial launch of these products.

Our ability to become and remain profitable depends on our ability to generate revenue. Even if we are able to generate revenues from the sale or sublicense of any products we may develop or license, we may not become profitable on a sustainable basis or at all. Our failure to become and remain profitable would decrease the value of our Company and adversely affect the market price of Aptorum Class A ordinary shares, which could impair our ability to raise capital, expand Aptorum’s business or continue our operations.

Preclinical development is a long, expensive and uncertain process, and we may terminate one or more of our current preclinical development programs.

Traditionally, drug discovery and development is a time-consuming, costly and high-risk business. On average, the cost of launching a new drug is estimated to approach US$2.6 billion and can take around 12 years to make it to the market (4 key benefits of drug repositioning. (n.d.). Retrieved from http://www.totalbiopharma.com/2012/07/04/4-key-benefits-drug-repositioning/). Despite the huge expenditures, only approximately 1 in 1,000 potential drugs is graduated to human clinical trials after pre-clinical testing in the United States, (Norman, G. A. Drugs, Devices, and the FDA: Part 1. JACC: Basic to Translational Science, 1(3), 170-179, 2016) and nearly 86.2% of drug candidates entering phase 1 trials fails to achieve drug approval. (Wong C. H., Siah K. W. & Lo A. W. (2019, April), “Estimation of clinical trial success rates and related parameters,” retrieved from https://academic.oup.com/biostatistics/article/20/2/273/4817524). Even after a drug is commercialized, there are just too many factors affecting the sales of pharmaceutical products, including unmet need/burden of disease (68.2%), clinical efficacy (47.3%), comparator choice (36.4%), and price (35.5%) (Sendyona, S., Odeyemi, I., & Maman, K. “Perceptions and factors affecting pharmaceutical market access: Results from a literature review and survey of stakeholders in different settings” Journal of Market Access & Health Policy, 4(1), 31660, 2016). In the end, on average, only 20% of approved new drugs generate revenues that exceed the average R&D investment. (Rosenblatt, M. (2014, December 19) “The Real Cost of “High-Priced” Drugs,” retrieved from https://hbr.org/2014/11/the-real-cost-of-high-priced-drugs). We may determine that certain preclinical product candidates or programs do not have sufficient potential to warrant the allocation of resources toward them. Accordingly, we may elect to terminate our programs for and, in certain cases, our licenses to, such product candidates or programs. If we terminate a preclinical program in which we have invested significant resources, we will have expended resources on a program that will not provide a full return on our investment and missed the opportunity to have allocated those resources to potentially more productive uses.

Management has discretion to terminate the development of any of our projects at any time.

In light of the costs, both in time and expense, as well as the preclinical results and general business considerations, management may decide not to continue developing a particular preclinical program without announcement. Management will always base its decision on what it believes to be the most efficient use of the Company’s resources to provide the most value to its shareholders. As a result, investors may not always be aware of the termination of a previously announced study or trial. The Company will continue to provide update on its active preclinical projects in its SEC filings and/or press releases, as appropriate.

We may not be successful in our efforts to identify or discover additional drug candidates. Due to our limited resources and access to capital, we must continue to prioritize development of certain drug candidates; such decisions may prove to be wrong and may adversely affect Aptorum’s business.

Although we intend to explore other therapeutic opportunities in addition to the drug candidates that we are currently developing, we may fail to identify other drug candidates for a number of reasons. For example, our research methodology may be unsuccessful in identifying potential drug candidates or those we identify may be shown to have harmful side effects or other undesirable characteristics that make them unmarketable or unlikely to receive regulatory approval.

Research programs to pursue the development of our drug candidates for additional indications and to identify new drug candidates and disease targets require substantial technical, financial and human resources whether or not we ultimately are successful. Our research programs may initially show promise in identifying potential indications and/or drug candidates, yet fail to yield results for clinical development for a number of reasons, including but not limited to:

•        the research methodology used may not be successful in identifying potential indications and/or drug candidates;

•        potential drug candidates may, after further study, be shown to have harmful adverse effects or other characteristics that indicate they are unlikely to be effective drugs; or

•        it may take greater human and financial resources to identify additional therapeutic opportunities for our drug candidates or to develop suitable potential drug candidates through internal research programs than we will possess, thereby limiting our ability to diversify and expand our drug portfolio.

Because we have limited financial and managerial resources, we have chosen to focus at present on our three Lead Projects, which may ultimately prove to be unsuccessful. As a result of this focus, we may forego or delay pursuit of opportunities with other drug candidates, or for other indications that later prove to have greater commercial potential or a greater likelihood of success. Even if we determine to pursue alternative therapeutic or diagnostic drug candidates, these other drug candidates or other potential programs may ultimately prove to be unsuccessful. In short, our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities.

Accordingly, there can be no assurance that we will ever be able to develop suitable potential drug candidates through internal research programs. This could materially adversely affect our future growth and prospects.

If we encounter difficulties enrolling patients in our clinical trials, our clinical development activities could be delayed or otherwise adversely affected.

Although we obtained CTA/FDA approval to initiate clinical trials for our Lead Projects, there can be no assurance, timely completion of clinical trials in accordance with their protocols depends, among other things, on our ability to enroll a sufficient number of patients who meet the trial criteria and remain in the trial until its conclusion. We may experience difficulties enrolling and retaining appropriate patients in our clinical trials for a variety of reasons, including but not limited to:

•        the size and nature of the patient population;

•        patient eligibility criteria defined in the clinical protocol;

•        the size of study population required for statistical analysis of the trial’s primary endpoints;

•        the proximity of patients to trial sites;

•        the design of the trial and changes to the design of the trial;

•        our ability to recruit clinical trial investigators with the appropriate competencies and experience;

•        competing clinical trials for similar therapies or other new therapeutics exist and will reduce the number and types of patients available to us;

•        clinicians’ and patients’ perceptions as to the potential advantages and side effects of the drug candidate being studied in relation to other available therapies, including any new drugs or treatments that may be approved for the indications we are investigating;

•        our ability to obtain and maintain patient consents;

•        patients enrolled in clinical trials may not complete a clinical trial; and

•        the availability of approved therapies that are similar to our drug candidates.

Even if we are able to enroll a sufficient number of patients in our clinical trials, delays in patient enrollment may result in increased costs or may affect the timing or outcome of the planned clinical trials, which could prevent completion of these trials and adversely affect our ability to advance the development of our drug candidates.

Clinical drug development involves a lengthy and expensive process and could fail at any stage of the process. We have limited experience in conducting clinical trials and results of earlier studies and trials may not be reproduced in future clinical trials.

For our drug candidates, clinical testing is expensive and can take many years to complete, while failure can occur at any time during the clinical trial process. The results of studies in animals and early clinical trials of our drug candidates may not predict the results of later-stage clinical trials. Drug candidates in later stages of clinical trials may fail to show the desired safety and efficacy traits despite having progressed through studies in animals and initial clinical trials. In some instances, there can be significant variability in safety and/or efficacy results between different trials of the same drug candidate due to numerous factors, including changes in trial procedures set forth in protocols, differences in the size and type of the patient populations (including genetic differences), patient adherence to the dosing regimen and the patient dropout rate. Results in later trials may also differ from earlier trials due to a larger number of clinical trial sites and additional countries and languages involved in such trials. In addition, the design of a clinical trial can determine whether its results will support approval of a drug candidate, and flaws in the design of a clinical trial may not become apparent until the clinical trial is well advanced and significant expense has been incurred.

A number of companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in advanced clinical trials due to lack of demonstrated efficacy or adverse safety profiles, notwithstanding promising results in earlier trials. Clinical trials of potential products often reveal that it is not practical or feasible to continue development efforts. Furthermore, if the trials we conduct fail to meet their primary statistical and clinical endpoints, they will not support the approval from the FDA, NMPA, EMA, Health Canada or other comparable regulatory authorities for our drug candidates. If this occurs, we would need to replace the failed study with new trials, which would require significant additional expense, cause substantial delays in commercialization and materially adversely affect Aptorum’s business, financial condition, cash flows and results of operations.

If clinical trials of our drug candidates fail to demonstrate safety and efficacy to the satisfaction of the FDA, NMPA, EMA, Health Canada or other comparable regulatory authorities, or do not otherwise produce positive results, we may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of our drug candidates.

Before applying for and obtaining regulatory approval for the sale of any of our drug candidates, we must conduct extensive clinical trials to demonstrate the safety and efficacy of our drug candidates in humans. Clinical testing is expensive, difficult to design and implement, can take many years to complete and may fail. A failure of one or more of our clinical trials can occur at any stage of testing and successful interim results of a clinical trial do not necessarily predict successful final results.

We and our CROs are required to comply with current Good Clinical Practices (“cGCP”) requirements, which are regulations and guidelines enforced by the FDA, NMPA, EMA, Health Canada and other comparable regulatory authorities for all drugs in clinical development. Regulatory authorities enforce these cGCP through periodic inspections of trial sponsors, principal investigators and trial sites. Compliance with cGCP can be costly and if we or any of our CROs fail to comply with applicable cGCP, the clinical data generated in our clinical trials may be deemed unreliable and the FDA, NMPA, EMA, Health Canada or comparable regulatory authorities may require us to perform additional clinical trials before approving our marketing applications.

We may experience numerous unexpected events during, or as a result of, clinical trials that could delay or prevent our ability to receive regulatory approval or commercialize our drug candidates, including but not limited to:

•        regulators, institutional review boards (“IRBs”) or ethics committees may not authorize us or our investigators to commence a clinical trial or conduct a clinical trial at a prospective trial site;

•        clinical trials of our drug candidates may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional clinical trials or abandon drug development programs;

•        the number of patients required for clinical trials of our drug candidates may be larger than we anticipate, enrollment may be insufficient or slower than we anticipate or patients may drop out at a higher rate than we anticipate;

•        our contractors and investigators may fail to comply with regulatory requirements or meet their contractual obligations to us in a timely manner, or at all;

•        we might have to suspend or terminate clinical trials of our drug candidates for various reasons, including a lack of clinical response or a determination that participants are being exposed to unacceptable health risks;

•        regulators, IRBs or ethics committees may require that we or our investigators suspend or terminate clinical research for various reasons, including non-compliance with regulatory requirements;

•        the cost of clinical trials of our drug candidates may be greater than we anticipate;

•        the supply or quality of our drug candidates or other materials necessary to conduct clinical trials of our drug candidates may be insufficient or inadequate; and

•        our drug candidates may cause adverse events, have undesirable side effects or other unexpected characteristics, causing us, our investigators, or regulators to suspend or terminate the trials.

If we are required to conduct additional clinical trials or other testing of our drug candidates beyond those that we currently contemplate, if we are unable to successfully complete clinical trials of our drug candidates or other testing, if the results of these trials or tests are not positive or are only modestly positive or if they raise safety concerns, we may:

•        be delayed in obtaining regulatory approval for our drug candidates;

•        not obtain regulatory approval at all;

•        obtain approval for indications that are not as broad as intended;

•        have a drug removed from the market after obtaining regulatory approval;

•        be subject to additional post-marketing testing requirements;

•        be subject to restrictions on how a drug is distributed or used; or

•        be unable to obtain reimbursement for use of a drug.

Delays in testing or approvals may result in increases in our drug development costs. We do not know whether any clinical trials will begin as planned, will need to be restructured, or will be completed on schedule, or at all.

Clinical trials may produce negative or inconclusive results. Moreover, these trials may be delayed or proceed less quickly than intended. Delays in completing our clinical trials will increase our costs, slow down our drug candidate development and approval process, and jeopardize our ability to commence product sales and generate revenues and we may not have sufficient funding to complete the testing and approval process. Any of these events may significantly harm Aptorum’s business, financial condition and prospects, lead to the denial of regulatory approval of our drug candidates or allow our competitors to bring drugs to market before we do, impairing our ability to commercialize our drugs if and when approved.

Significant clinical trial delays also could shorten any periods during which we have the exclusive right to commercialize our drug candidates or allow our competitors to bring products to market before we do, impair our ability to commercialize our drug candidates and may harm Aptorum’s business and results of operation

Risks Related to Aptorum’s Obtaining Regulatory Approval for Its Drug Candidates

The regulatory approval processes of the FDA, NMPA, EMA, Health Canada and other comparable regulatory authorities are lengthy, time-consuming and inherently unpredictable, and if we are ultimately unable to obtain regulatory approval for our current drug candidates or any future drug candidates we may develop, Aptorum’s business will be substantially harmed.

We cannot commercialize drug candidates without first obtaining regulatory approval to market each drug from the FDA, NMPA, EMA, Health Canada or comparable regulatory authorities. Before obtaining regulatory approvals for the commercial sale of any drug candidate for a target indication, we must demonstrate in studies in animals and well-controlled clinical trials, and, with respect to approval in the United States and other regulatory agencies, to the satisfaction of the FDA, NMPA, EMA, Health Canada or comparable regulatory authorities, that the drug candidate is safe and effective for use for that target indication and that the manufacturing facilities, processes and controls are adequate.

The time required to obtain approval from the FDA, NMPA, EMA, Health Canada and other comparable regulatory authorities is unpredictable but typically takes many years following the commencement of studies in animals and clinical trials and depends upon numerous factors, including the substantial discretion of the regulatory authorities.

In addition, approval policies, regulations or the type and amount of clinical data necessary to gain approval can differ among regulatory authorities and may change during the course of the development of a drug candidate. We have not obtained regulatory approval for any drug candidate. It is possible that neither our existing drug candidates nor any drug candidates we may discover or acquire for development in the future will ever obtain regulatory approval. Even if we obtain regulatory approval in one jurisdiction, we may not obtain it in other jurisdictions.

Aptorum’s drug candidates could fail to receive regulatory approval from any of the FDA, NMPA, EMA, Health Canada or other comparable regulatory authorities for many reasons, including but not limited to:

•        disagreement with regulators regarding the design or implementation of our clinical trials;

•        failure to demonstrate that a drug candidate is safe and effective or safe, pure and potent for its proposed indication;

•        failure of clinical trial results to meet the level of statistical significance required for approval;

•        failure to demonstrate that a drug candidate’s clinical and other benefits outweigh its safety risks;

•        disagreement with regulators regarding our interpretation of data from studies in animals or clinical trials;

•        insufficiency of data collected from clinical trials of Aptorum’s drug candidates to support the submission and filing of a New Drug Application (“NDA”), or other submission or to obtain marketing approval;

•        the FDA, NMPA, EMA, Health Canada or a comparable regulatory authority’s finding of deficiencies related to the manufacturing processes or facilities of third-party manufacturers with whom we contract for clinical and commercial supplies; and

•        changes in approval policies or regulations that render our preclinical studies and clinical data insufficient for approval.

Any of the FDA, NMPA, EMA, Health Canada or other comparable regulatory authorities may require more information, including additional preclinical studies or clinical data, to support approval, which may delay or prevent approval and our commercialization plans, or we may decide to abandon the development program. If we were to obtain approval, regulatory authorities may approve any of Aptorum’s drug candidates for fewer or more limited indications than we request. Regulatory authorities also may grant approval contingent on the performance of costly post-marketing clinical trials, or may approve a drug candidate with a label that is not desirable for the successful commercialization of that drug candidate. In addition, if Aptorum’s drug candidate produces undesirable side effects or involves other safety issues, the FDA may require the establishment of a Risk Evaluation Mitigation Strategy (“REMS”), or NMPA, EMA, Health Canada or other comparable regulatory authorities may require the establishment of a similar strategy. Such a strategy may, for instance, restrict distribution of Aptorum’s drug candidates, require patient or physician education, or impose other burdensome implementation requirements on us.

Regulatory approval may be substantially delayed or may not be obtained for one or all of Aptorum’s drug candidates if regulatory authorities require additional time or studies to assess the safety or efficacy of Aptorum’s drug candidates.

Aptorum currently does not have any drug candidates that have gained approval for sale by the FDA, NMPA or EMA, Health Canada or other regulatory authorities in any other country, and it cannot guarantee that it will ever have marketable drugs. Despite SACT-1 having been granted orphan drug status, this is not an approval for sale by the FDA. Aptorum’s business is substantially dependent on its ability to complete the development of, obtain marketing approval for and successfully commercialize drug candidates in a timely manner. Aptorum cannot commercialize drug candidates without first obtaining marketing approval from the FDA, NMPA, EMA, Health Canada and comparable regulatory authorities. In the U.S., it hopes to file INDs for the drug candidates from our Lead Projects and, subject to the approval of IND, Phase 1 clinical trials in humans. The timing and scope of advancing both ALS-4 Phase 2 clinical trials and SACT-1 Phase 1/2 trials are contingent upon securing appropriate collaborative partnerships and adequate funding resources. The Company is actively seeking strategic collaborators who can provide both financial support and clinical expertise to advance these therapeutic programs. Even if Aptorum is permitted to commence such clinical trials, they may not be successful and regulators may not agree with our conclusions regarding the data generated by our clinical trials.

It may be unable to complete development of Aptorum’s drug candidates or initiate or complete development of any future drug candidates we may develop on our projected schedule. While we believe that our existing cash will likely enable us to complete the preclinical development of at least one of our current Lead Projects, the full clinical development, manufacturing and launch of that drug candidate, will take significant additional time and likely require funding beyond the existing cash. In addition, if regulatory authorities require additional time or studies to assess the safety or efficacy of Aptorum’s drug candidates, we may not have or be able to obtain adequate funding to complete the necessary steps for approval for Aptorum’s drug candidates or any future drug candidates.

Preclinical studies in animals and clinical trials in humans to demonstrate the safety and efficacy of Aptorum’s drug candidates are time-consuming, expensive and take several years or more to complete. Delays in preclinical or clinical trials, regulatory approvals or rejections of applications for regulatory approval in the U.S., Europe, the PRC or other markets may result from many factors, including but not limited to:

•        our inability to obtain sufficient funds required to conduct or continue a trial, including lack of funding due to unforeseen costs or other business decisions;

•        regulatory reports for additional analysts, reports, data, preclinical studies and clinical trials;

•        failure to reach agreement with, or inability to comply with conditions imposed by the FDA, NMPA, EMA, Health Canada or other regulators regarding the scope or design of our clinical trials;

•        regulatory questions regarding interpretations of data and results and the emergence of new information regarding Aptorum’s drug candidates or other products;

•        delay or failure in obtaining authorization to commence a clinical trial or inability to comply with conditions imposed by a regulatory authority regarding the scope or design of a clinical trial;

•        withdrawal of clinical trial sites from our clinical trials as a result of changing standards of care or the ineligibility of a site to participate in our clinical trials;

•        unfavorable or inconclusive results of clinical trials and supportive non-clinical studies, including unfavorable results regarding effectiveness of drug candidates during clinical trials;

•        difficulty in maintaining contact with patients during or after treatment, resulting in incomplete data;

•        our inability to obtain approval from IRBs or ethics committees to conduct clinical trials at their respective sites;

•        our inability to enroll and retain a sufficient number of patients who meet the inclusion and exclusion criteria in a clinical trial;

•        our inability to conduct a clinical trial in accordance with regulatory requirements or our clinical protocols;

•        clinical sites and investigators deviating from trial protocol, failing to conduct the trial in accordance with regulatory requirements, withdrawing from or dropping out of a trial, or becoming ineligible to participate in a trial;

•        failure of our clinical trial managers to satisfy their contractual duties or meet expected deadlines;

•        manufacturing issues, including problems with manufacturing or timely obtaining from third parties sufficient quantities of a drug candidate for use in a clinical trial;

•        ambiguous or negative interim results, or results that are inconsistent with earlier results;

•        feedback from the FDA, NMPA, EMA, Health Canada, an IRB, data safety monitoring boards, or comparable entities, or results from earlier stage or concurrent studies in animals and clinical trials, regarding Aptorum’s drug candidates, including which might require modification of a trial protocol;

•        unacceptable risk-benefit profile or unforeseen safety issues or adverse side effects; and

•        a decision by the FDA, NMPA, EMA, Health Canada, an IRB, comparable entities, or the Company, or recommendation by a data safety monitoring board or comparable regulatory entity, to suspend or terminate clinical trials at any time for safety issues or for any other reason.

Changes in regulatory requirements and guidance may also occur, and we may need to amend clinical trial protocols submitted to applicable regulatory authorities to reflect these changes. Amendments may require us to resubmit clinical trial protocols to IRBs or ethics committees for re-examination, which may increase the costs or time required to complete a clinical trial.

If we experience delays in the completion of, or the termination of, a clinical trial, of any of Aptorum’s drug candidates, the commercial prospects of Aptorum’s drug candidates will be harmed, and our ability to generate product sales revenues from any of those drug candidates will be delayed. In addition, any delay in completing our clinical trials will increase our costs, slow down Aptorum’s drug candidate development and approval process, and jeopardize our ability to commence product sales and generate revenues. Any of these occurrences may harm Aptorum’s business, financial condition and prospects significantly. In addition, many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of Aptorum’s drug candidates.

If we are required to conduct additional clinical trials or other studies with respect to any of Aptorum’s drug candidates beyond those that we initially contemplated, if we are unable to successfully complete our clinical trials or other studies or if the results of these studies are not positive or are only modestly positive, we may be delayed in obtaining regulatory approval for that drug candidate, we may not be able to obtain regulatory approval at all or we may obtain approval for indications that are not as broad as intended. Our product development costs will also increase if we experience delays in testing or approvals, and we may not have sufficient funding to complete the testing and approval process. Significant clinical trial delays could allow our competitors to bring their products to market before we do and impair our ability to commercialize Aptorum’s drugs, if and when approved. If any of this occurs, Aptorum’s business will be materially harmed.

Aptorum’s drug candidates may cause undesirable adverse events or have other properties that could delay or prevent their regulatory approval, limit the commercial profile of an approved label, or result in significant negative consequences following any regulatory approval.

Undesirable adverse events caused by Aptorum’s drug candidates or any future drug candidates we may develop could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA, NMPA, EMA, Health Canada or other comparable regulatory authorities. Results of our potential clinical trials could reveal a high and unacceptable severity or prevalence of adverse effects. In such event, our trials could be suspended or terminated and the FDA, NMPA, EMA, Health Canada or other comparable regulatory authorities could order us to cease further development of, or deny approval of, Aptorum’s drug candidates for any or all target indications. Drug-related adverse events could also affect patient recruitment or the ability of enrolled subjects to complete the trial, could result in potential product liability claims and may harm our reputation, business, financial condition and business prospects significantly.

Additionally, if any of our current or future drug candidates receives regulatory approval, and we or others later identify undesirable side effects caused by such drugs, a number of potentially significant negative consequences could result, including but not limited to:

•        suspending the marketing of the drug;

•        having regulatory authorities withdraw approvals of the drug;

•        adding warnings on the label;

•        developing a REMS for the drug or, if a REMS is already in place, incorporating additional requirements under the REMS, or to develop a similar strategy as required by a comparable regulatory authority;

•        conducting post-market studies;

•        being sued and held liable for harm caused to subjects or patients; and

•        damage to our reputation.

Any of these events could prevent us from achieving or maintaining market acceptance of the particular drug candidate, if approved, and could significantly harm Aptorum’s business, results of operations and prospects.

Even if we receive regulatory approval for Aptorum’s drug candidates, we will be subject to ongoing regulatory obligations and continued regulatory review, which may result in significant additional expense and we may be subject to penalties if we fail to comply with regulatory requirements or experience unanticipated problems with Aptorum’s drug candidates.

If Aptorum’s drug candidates or any future drug candidates we develop are approved, they will be subject to ongoing regulatory requirements for manufacturing, labeling, packaging, storage, advertising, promotion, sampling, record-keeping, conduct of post-marketing studies, and submission of safety, efficacy, and other post-market information, including both federal and state requirements in the United States and requirements of comparable regulatory authorities outside of the United States.

Manufacturers and manufacturers’ facilities are required to comply with extensive requirements from the FDA, NMPA, EMA, Health Canada and comparable regulatory authorities, including, in the United States, ensuring that quality control and manufacturing procedures conform to cGMP regulations. As such, our contract manufacturers will be subject to continual review and inspections to assess compliance with cGMP and adherence to commitments made in any NDA, other marketing application, and previous responses to inspection observations. Accordingly, we and others with whom we work must continue to expend time, money and effort in all areas of regulatory compliance, including manufacturing, production and quality control.

Any regulatory approvals that we receive for Aptorum’s drug candidates may be subject to limitations on the approved indicated uses for which the drug may be marketed or to the conditions of approval, or contain requirements for potentially costly post-marketing testing, including Phase 4 clinical trials and surveillance to monitor the safety and efficacy of the drug candidate. The regulatory authorities may also require risk management plans or programs as a condition of approval of Aptorum’s drug candidates (such as REMS of the FDA and risk-management plan of the EMA), which could entail requirements for long-term patient follow-up, a medication guide, physician communication plans or additional elements to ensure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. In addition, if the FDA, NMPA, EMA, Health Canada or a comparable regulatory authority approves Aptorum’s drug candidates, we will have to comply with requirements including, for example, submissions of safety and other post-marketing information and reports, registration, as well as continued compliance with cGCP and cGMP, for any clinical trials that we conduct post-approval.

The FDA may impose consent decrees or withdraw approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the drug reaches the market. Later discovery of previously unknown problems with Aptorum’s drug candidates, including adverse events of unanticipated severity or frequency, or with our third-party manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical studies to assess new safety risks; or imposition of distribution restrictions or other restrictions under a REMS program. Other potential consequences include, among other things:

•        restrictions on the marketing or manufacturing of Aptorum’s drug candidates, withdrawal of the product from the market, or voluntary or mandatory product recalls;

•        fines, untitled or warning letters, or holds on clinical trials;

•        refusal by the FDA to approve pending applications or supplements to approved applications filed by us or suspension or revocation of license approvals;

•        product seizure or detention, or refusal to permit the import or export of Aptorum’s drug candidates; and

•        injunctions or the imposition of civil or criminal penalties.

The FDA strictly regulates marketing, labeling, advertising and promotion of products that are placed on the market. Companies may promote drugs only for the approved indications and in accordance with the provisions of the approved label and may not promote drugs for any off-label use, such as uses that are not described in the product’s labeling and that differ from those approved by the regulatory authorities. However, physicians may prescribe drug products for off-label uses and such off-label uses are common across some medical specialties. Thus, they may, unbeknownst to us, use our product for an “off label” indication for a specific treatment recipient. The FDA, NMPA, EMA, Health Canada and other regulatory authorities actively enforce the laws and regulations prohibiting the promotion of off-label uses, and if we are found to be out of compliance with the requirements and restrictions imposed on us under those laws and restrictions, we may be subject to significant liability, including civil and administrative remedies as well as criminal sanctions, and the off-label use of our products may increase the risk of product liability claims. In addition, management’s attention could be diverted from Aptorum’s business operations and our reputation could be damaged.

The policies of the FDA, NMPA, EMA, Health Canada and other regulatory authorities may change and we cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any regulatory approval that we may have obtained and we may not achieve or sustain profitability.

Despite FDA’s consent for us to pursue the 505(b)(2) development pathway for SACT-1, we may be unable to successfully complete the 505(b)(2) pathway for the pediatric formulation of SACT-1 to treat neuroblastoma as planned, which would materially impact our likelihood of obtaining FDA approval.

Even though the FDA is allowing us to pursue the 505(b)(2) regulatory pathway for our product candidates, we will need to conduct additional clinical trials, provide additional data and information and meet additional standards for regulatory approval. If this were to occur, the time and financial resources required to obtain FDA approval for our product candidates would likely substantially increase. We cannot assure you that we will receive the requisite or timely approvals for commercialization of such product candidate. Any failure to obtain regulatory approval of our product candidates would significantly limit our ability to generate revenues, and any failure to obtain such approval for all of the indications and labeling claims we deem desirable could reduce our potential revenues.

If we or our third-party suppliers fail to comply with the FDA’s good manufacturing practice regulations or fail to adequately, timely, or sufficiently respond to an FDA Form 483 or subsequent Warning Letter, this could impair our ability to market our products in a cost-effective and timely manner and could result in FDA enforcement action.

We and our third-party suppliers are required to comply with the FDA’s Current Good Manufacturing Practices (cGMP) which covers the methods and documentation of the design, testing, production, control, quality assurance, labeling, packaging, sterilization, storage and shipping of our products. The FDA audits compliance with the cGMP and related regulations through periodic announced and unannounced inspections of manufacturing and other facilities. The FDA may conduct these inspections or audits at any time. If, during the inspection, FDA identifies issues which, in FDA’s judgment, may constitute violations of the Federal Food, Drug, and Cosmetic Act or FDA’s regulations, the FDA inspector may issue an FDA Form 483 listing these observations.

Note that if an entity does not address observations found in an FDA Form 483 to FDA’s satisfaction, the FDA could take enforcement action, including any of the following sanctions:

•        untitled letters, warning letters, fines, injunctions, consent decrees and civil penalties;

•        customer notifications or recall, detention or seizure of our product;

•        operating restrictions or partial suspension or total shutdown of production;

•        refusing or delaying our requests for pre-market approval of new products;

•        withdrawing pre-market approvals that have already been granted;

•        refusal to grant export approval for our product; or

•        criminal prosecution.

Any of the foregoing actions could have a material adverse effect on our reputation, business, financial condition and operating results.

Risks Related to Commercialization of Aptorum’s Drug Candidates

Even if any of our drug candidates receive regulatory approval, it may fail to achieve the degree of market acceptance by physicians, patients, third-party payors and others in the medical community necessary for commercial success.

After we complete clinical trials and receive regulatory approval for any of our drug candidates, which may not happen for some time, we recognize that such candidate(s) may ultimately fail to gain sufficient market acceptance by physicians, patients, third-party payors and others in the medical community. We may not be able to achieve or maintain market acceptance of our products over time if new products or technology are introduced that are more favorably received than our products, are more cost effective or render our drug obsolete. We will face competition with respect to our drug candidates from other pharmaceutical companies developing products in the same disease/therapeutic area and specialty pharmaceutical and biotechnology companies worldwide. Many of the companies against which we may be competing have significantly greater financial resources and expertise in research and development, manufacturing, animal testing, conducting clinical trials, obtaining regulatory approvals and marketing approval for drugs than we do. Physicians, patients and third-party payors may prefer other novel products to ours, which means that we may not generate significant sales revenues for that product and that product may not become profitable. The degree of market acceptance of our drug candidates, if approved for commercial sale, will depend on a number of factors, including but not limited to:

•        clinical indications for which our drug candidates are approved;

•        physicians, hospitals, and patients considering our drug candidates as a safe and effective treatment;

•        the potential and perceived advantages of our drug candidates over alternative treatments;

•        the prevalence and severity of any side effects;

•        product labeling or product insert requirements of the FDA, NMPA, EMA, Health Canada or other comparable regulatory authorities;

•        limitations or warnings contained in the labeling approved by the FDA, NMPA, EMA, Health Canada or other comparable regulatory authorities;

•        the timing of market introduction of our drug candidates as well as competitive drugs;

•        the cost of treatment in relation to alternative treatments and their relative benefits;

•        the availability of adequate coverage, reimbursement and pricing by third-party payors and government authorities;

•        lack of experience and financial and other limitations on our ability to create and sustain effective sales and marketing efforts or ineffectiveness of our sales and marketing partners; and

•        changes in legislative and regulatory requirements that could prevent or delay regulatory approval of our drug candidates, restrict or regulate post-approval activities and affect our ability to profitably sell any drug candidates for which we obtain regulatory approval.

We depend substantially on the success of the drug candidates being researched as our current Lead Projects. If we are unable to license or sublicense, sell or otherwise commercialize our drug candidates, or experience significant delays in doing so, our business will be materially harmed.

Our business and the ability to generate revenue related to product sales, if ever achieved, will depend on the successful development, regulatory approval and licensing or sublicensing or other commercialization of our drug candidates or any other drug candidates we may develop. We have invested a significant amount of financial resources in the development of our drug candidates and we may invest in other drug candidates. The success of our drug candidates and any other potential drug candidates will depend on many factors, including but not limited to:

•        successful enrollment in, and completion of, studies in animals and clinical trials;

•        other parties’ ability in conducting our clinical trials safely, efficiently and according to the agreed protocol;

•        receipt of regulatory approvals from the FDA, NMPA, EMA, Health Canada and other comparable regulatory authorities for our drug candidates;

•        our ability to establish commercial manufacturing capabilities by making arrangements with third-party manufacturers;

•        reliance on other parties to conduct our clinical trials swiftly and effectively;

•        launch of commercial sales of our drug candidates, if and when approved;

•        obtaining and maintaining patents, trade secrets and other IP protection and regulatory exclusivity, as well as protecting our rights in our own IP;

•        ensuring that we do not infringe, misappropriate or otherwise violate patents, trade secrets or other IP rights of other parties;

•        obtaining acceptance of our drug candidates by doctors and patients;

•        obtaining reimbursement from third-party payors for our drug candidates, if and when approved;

•        our ability to compete with other drug candidates and drugs; and

•        maintenance of an acceptable safety profile for our drug candidates following regulatory approval, if and when received.

We may not achieve regulatory approval and commercialization in a timely manner or at all. Significant delays in obtaining approval for and/or to successfully commercialize our drug candidates would materially harm our business and we may not be able to generate sufficient revenues and cash flows to continue our operations.

Risks Related to Aptorum’s Intellectual Properties

A significant portion of our IP portfolio currently includes pending patent applications that have not yet been issued as granted patents and if the pending patent applications covering our product candidates fail to be issued, our business will be adversely affected. If we or our licensors are unable to obtain and maintain patent protection for our technology and drugs, our competitors could develop and commercialize technology and drugs similar or identical to ours, and our ability to successfully commercialize our technology and drugs may be adversely affected.

Our success depends largely on our ability to obtain and maintain patent protection and other forms of IP rights for the composition of matter, method of use and/or method of manufacture for each of our drug candidates. Failure to obtain, maintain protection, enforce or extend adequate patent and other IP rights could materially adversely affect our ability to develop and market one or more of our drug candidates. We also rely on trade secrets and know-how to develop and maintain our proprietary and IP position for each of our drug candidates. Any failure to protect our trade secrets and know-how with respect to any specific drug and diagnostics technology candidate could adversely affect the market potential of that potential product.

As of the date of this proxy statement/prospectus, the Company has, through its licenses, obtained rights to patents and patent applications covering some or all its drug and diagnostics technology candidates that have been filed in major jurisdictions such as the United States, member states of the European Patent Organization (the “EPO”) and the PRC (collectively, “Major Patent Jurisdictions”), as well as in other countries. We have also filed a number of provisional applications to establish earlier filing dates for certain of our other ongoing research, the specifics of which are currently proprietary and confidential. To the extent we do not seek or obtain patent protection in a particular jurisdiction, we may not have commercial incentive to seek marketing authorization in such jurisdiction. Nonetheless, other parties might enter those markets with generic versions or copies of our products and received regulatory approval without having significantly invested in their own research and development costs compared to the Company’s investment. For more information about our IP portfolio, please refer to the Intellectual Property section below.

With respect to issued patents in certain jurisdictions, for example in the U.S. and under the EPO, we may be entitled to obtain a patent term extension to extend the patent expiration date provided we meet the applicable requirements for obtaining such patent term extensions. We have sought to support our proprietary position by working with our licensors in filing patent applications in the names of the licensors in the United States and through the PCT, related to the Lead Projects and certain other drug candidates. In the future, we intend to file patent applications on supplemental or improvement IP derived from the licensed technologies, where those IP would be solely or jointly owned by the Company pursuant to the terms of respective license agreements. Filing patents covering multiple technologies in multiple countries is time-consuming and expensive, and we may not have the resources file and prosecute all necessary or desirable patent applications in a timely manner. It is also possible that we will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection.

We cannot be certain that patents will be issued or granted with respect to patent applications that are currently pending, or that issued or granted patents will not later be found to be invalid or unenforceable.

The patent position of biotechnology and pharmaceutical companies is generally uncertain because it involves complex legal and factual considerations. The standards applied by the EPO, the U.S. Patent and Trademark Office, or USPTO, and foreign patent offices in granting patents are not always applied uniformly or predictably. For example, there is no uniform worldwide policy regarding patentable subject matter or the scope of claims allowable in biotechnology and pharmaceutical patents. Consequently, patents may not issue from our pending patent applications and even if they do issue, such patents may not issue in a form that effectively prevents others from commercializing competing products. As such, we do not know the degree of future protection that we will have on our proprietary products and technology.

Additionally, the issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, and our patents may be challenged in the courts or patent offices in the United States and abroad. Even if patents do successfully issue and even if such patents cover our drug candidates, other parties may initiate, for patents filed before March 16, 2013 (i.e., the enactment of the America Invents Act), interference or re-examination proceedings, for patents filed on or after March 16, 2013, post-grant review, inter partes review, nullification or derivation proceedings, in court or before patent offices, or similar proceedings challenging the validity, enforceability or scope of such patents, which may result in the patent claims being narrowed or invalidated. Successful defense of its patents can constitute a material factor in a company’s expenses. According to an article published by BlueIron (https://finance.yahoo.com/news/current-patent-litigation-costs-between-120200165.html), depending on the value at stake, the American Intellectual Property Law Association’s “2019 Report of the Economic Survey” reported the average costs of a patent litigation are between $2.3 million to $4.0 million.

In addition, the fact that the Company has exclusive rights to prevent others from using a patented invention does not necessarily mean that the Company itself will have the unrestricted right to use that invention. Other parties may obtain ownership or licenses to patents or other IP rights that cover the manufacture, use or sale of our current or future products (or elements thereof). This may enable such other parties to enforce their patents or IP rights against us, and may, as a result, affect the commercialization of our products or exploitation of our own technology. We endeavor to identify early patents and patent applications which may block development of a product or technology and minimize this risk by conducting prior art searches before and during the projects. However, relevant documents may be overlooked, yet-to-be published or missed, which may in turn impact on the freedom to commercialize the relevant asset. In such cases, we may not be in a position to develop or commercialize products or drug candidates unless we successfully pursue litigation to nullify or invalidate the other IP rights concerned, or enter into a license agreement with the IP right holder, if available on commercially reasonable terms.

If we are unable to obtain and maintain the appropriate scope for our patents, our competitors could develop and commercialize technology and drugs similar or identical to ours, and our ability to successfully commercialize our technology and drugs may be adversely affected.

We may not obtain sufficient claim scope in those patents to prevent another party from competing successfully with our drug and diagnostics technology candidates. Even if our patent applications issue as patents, they may not issue in a form that will provide us with any meaningful protection, prevent competitors from competing with us or otherwise provide us with any competitive advantage. Our competitors may be able to circumvent our patents by developing similar or alternative technology or drug and diagnostics technology candidates in a non-infringing manner. The issuance of a patent is not conclusive as to its scope, validity or enforceability, and our patents may be challenged in the courts or patent offices in the United States and abroad. Such challenges may result in patent claims being narrowed, invalidated or held unenforceable, which could limit our ability to stop or prevent us from stopping others from using or commercializing similar or identical technology and drug and diagnostics technology candidates, or limit the duration of the patent protection of our technology and drug and diagnostics technology candidates. Given the amount of time required for the development, testing and regulatory review of new drug and diagnostics technology candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, our patent portfolio may not provide us with sufficient rights to exclude others from commercializing drug and diagnostics technology candidates similar or identical to ours.

Further, the issuance, scope, validity, enforceability and commercial value of our and our current or future licensors’ or collaboration partners’ patent rights are highly uncertain. Our and our licensors’ pending and future patent applications may not result in patents being issued which protect our technology or products, in whole or in part, or which effectively prevent others from commercializing competitive technologies and products.

We may not be able to protect and enforce our IP rights throughout the world.

Our commercial success will depend, in part, on our ability to maintain IP protection for our drug candidates in which we seek to develop and commercialize. While we rely primarily upon a combination of patents, trademarks, trade secrets and other contractual obligations to protect the IP related to our brands, products and other proprietary technologies, these legal means may afford only limited protection.

Filing and prosecuting patents on drug candidates and defending the validity of the same (if challenged) in all countries throughout the world could be prohibitively expensive for us, and our IP rights in countries outside the Major Patent Jurisdictions can be less extensive than those in the Major Patent Jurisdictions. In addition, the laws of some countries in the rest of the world such as India do not protect IP rights to the same extent as laws in the Major

Patent Jurisdictions. Consequently, we may not be able to prevent other parties from practicing our inventions in the rest of the world, despite our continued efforts in enforcing our IP rights through legal means. Competitors may use our technology in jurisdictions where we have not or not yet obtained patent protection to develop their own drugs and further, may export otherwise infringing drugs to non-U.S. jurisdictions where we have patent protection.

Our, our licensors’ or collaboration partners’ patent applications cannot be enforced against other parties practicing the technology claimed in such applications unless and until a patent issues from such applications, and then only to the extent the issued claims cover the technology. In addition, patents and other IP rights also will not protect our technology, drug candidates if another party, including our competitors, design around our protected technology, drug candidates without infringing, misappropriating or otherwise violating our patents or other IP rights.

Moreover, currently and as our R&D continues to progress, some of our patents and patent applications are or may be co-owned with another party. Some of our licenses already provide that future-developed technologies (and any resulting patents) will be co-owned with the licensors and other patents for technologies we may acquire or develop with other parties may also be jointly owned. If we are unable to obtain an exclusive license to any such co-owners’ interest in such patents or patent applications, such co-owners may be able to license their rights to other persons, including our competitors, and our competitors could market competing products and technology, and we will be unable to transfer or grant exclusive rights to potential purchasers or development partners of such co-owned technologies. In addition, we may need the cooperation of any such co-owners of our patents in order to enforce such patents against other parties, and such cooperation may not be provided to us. Any of the foregoing could limit the revenue we might generate from our patents or patent applications and thus have a material adverse effect on our competitive position, business, financial conditions, results of operations, and prospects.

Because patent applications are confidential for a period of time after filing, and some remain so until issued, we cannot be certain that we or our licensors or collaborators were or will be the first to file any patent application related to a drug and diagnostics technology candidate. Furthermore, in the United States, if patent applications of other parties have an effective filing date before March 16, 2013, an interference proceeding can be initiated by such other party to determine who was the first to invent any of the subject matter covered by the patent claims of our applications. If patent applications of other parties have an effective filing date on or after March 16, 2013, in the United States a derivation proceeding can be initiated by such other parties to determine whether our invention was derived from theirs.

Even where we have a valid and enforceable patent, we may not be able to exclude others from practicing our invention where the other party can show that they used the invention in commerce before our filing date or the other party benefits from a compulsory license. In addition, we may be subject to other challenges regarding our exclusive ownership of our IP. If another party were successful in challenging our exclusive ownership of any of our IP, we may lose our right to use such IP, such other party may be able to license such IP to other parties, including our competitors, and our competitors could market competing products and technology. Any of the foregoing could have a material adverse effect on our competitive position, business, financial conditions, results of operations, and prospects.

Many companies have encountered significant problems in protecting and defending IP rights in jurisdictions outside Major Patent Jurisdictions. The legal systems of some countries do not favor the enforcement of patents, trade secrets and other IP, which could make it difficult in those jurisdictions for us to stop the infringement or misappropriation of our patents or other IP rights, or the marketing of competing drugs in violation of our proprietary rights generally.

To date, we have not sought to enforce any issued patents in any jurisdictions. Proceedings to enforce our patent and other IP rights in any jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business.

Furthermore, such proceedings could put our patents at risk of being invalidated, held unenforceable, or interpreted narrowly, could put our patent applications at risk of not issuing, and could provoke other parties to assert claims of infringement or misappropriation against us. We may not prevail in any lawsuits that we initiate in jurisdictions where opposition proceedings are available and the damages or other remedies awarded, if any, may not be commercially meaningful. The requirements for patentability may differ in certain countries, particularly developing countries. Certain countries in Europe, the PRC, and developing countries including India, have compulsory licensing laws under which a patent owner may be compelled to grant licenses to other parties. In those countries, we and our licensors may have limited remedies if patents are infringed or if we or our licensors are compelled to grant a license to another party, which could materially diminish the value of those patents. This could limit our potential revenue opportunities. Accordingly, our efforts to enforce our IP rights around the world may be inadequate to obtain a significant commercial advantage from the IP that we develop.

We may become involved in lawsuits to protect or enforce our IP, which could be expensive, time-consuming and unsuccessful. Our patent rights relating to our drug and diagnostics technology candidates could be found invalid or unenforceable if challenged in court or before the USPTO or comparable non-U.S. authority.

Competitors may infringe our patent rights or misappropriate or otherwise violate our IP rights. To counter infringement or unauthorized use, litigation may be necessary in the future to enforce or defend our IP rights, to protect our trade secrets or determine the validity and scope of our own IP rights or the proprietary rights of others. This can be expensive and time-consuming. Any claim that we assert against perceived infringers could also provoke these parties to assert counterclaims against us alleging that we infringe their IP rights. Many of our current and potential competitors have the ability to dedicate substantially greater resources to enforce and/or defend their IP rights than we can. Accordingly, despite our efforts, we may not be able to prevent other parties from infringing upon or misappropriating our IP. Litigation could result in substantial costs and diversion of management resources, which could harm our business and financial results. In addition, in an infringement proceeding, a court may decide that patent rights or other IP rights owned by us are invalid or unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that our patent rights or other IP rights do not cover the technology in question. An adverse result in any litigation proceeding could put our patent, as well as any patents that may issue in the future from our pending patent applications, at risk of being invalidated, held unenforceable or interpreted narrowly. Furthermore, because of the substantial amount of discovery required in connection with IP litigation, there is risk that some of our confidential information could be compromised by disclosure during this type of litigation.

If we initiate legal proceedings against another party to enforce our patent, or any patents that may be issued in the future from our patent applications, that relates to one of our drug and diagnostics technology candidates, the defendant could counterclaim that such patent rights are invalid or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity or unenforceability are commonplace, and there are numerous grounds upon which another party can assert invalidity or unenforceability of a patent. Parties may also raise similar claims before administrative bodies in the United States or abroad, even outside the context of litigation. Such mechanisms include ex parte re-examination, inter partes review, post-grant review, derivation and equivalent proceedings in non-U.S. jurisdictions, such as opposition proceedings. Such proceedings could result in revocation or amendment to our patents in such a way that they no longer cover and protect our drug and diagnostics technology candidates. With respect to the validity of our patents, for example, there may be invalidating prior art of which we, our patent counsel, and the patent examiner were unaware during prosecution. If a defendant were to prevail on a legal assertion of invalidity and/or unenforceability, we would lose at least part, and perhaps all, of the patent protection on our drug and diagnostics technology candidates. Such a loss of patent protection could have a material adverse impact on our business.

We may not be able to prevent misappropriation of our trade secrets or confidential information, particularly in countries where the laws may not protect those rights as fully as in the United States. Furthermore, because of the substantial amount of discovery required in connection with IP litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation.

We may be subject to claims challenging the inventorship of our patents and other IP.

Although we are not currently experiencing any claims challenging the inventorship of our patents or ownership of our IP, we may in the future be subject to claims that former employees, collaborators or other parties have an interest in our patents or other IP as inventors or co-inventors. For example, we may have inventorship disputes arise from conflicting obligations of consultants or others who are involved in developing our drug and diagnostics technology candidates and who have not clearly contracted to transfer or assign any rights they may have to the Company. In addition, for our licensed patents, although a majority of our licensors have procured assignment forms and records from inventors to affirm their ownership in the licensed IP, another party or former employee or collaborator of our licensors not named in the patents may challenge the inventorship of claim an ownership interest in one or more of our or our licensors’ patents. Litigation may be necessary to defend against these and other claims challenging inventorship. If we fail in defending any such claims, in addition to paying monetary damages, we may lose rights such as exclusive ownership of, or right to use, our patent rights or other IP. Such an outcome could have a material adverse effect on our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

If we are sued for infringing IP rights of other parties, such litigation could be costly and time-consuming and could prevent or delay us from developing or commercializing our drug candidates, the outcome of which would be uncertain and could have a material adverse effect on the success of our business.

Our commercial success depends in part on our avoiding infringement of the patents and other IP rights of other parties. There is a substantial amount of litigation involving patent and other IP rights in the biotechnology and pharmaceutical industries. Numerous issued patents, provisional patents and pending patent applications, which are owned by other parties, exist in the fields in which we are developing drug candidates. As the biotechnology and pharmaceutical industries expand and more patents are issued, the risk increases that our drug candidates may give rise to claims of infringement of the patent rights of others.

Other parties may assert that we are employing their proprietary technology without authorization. There may be other patents of which we are currently unaware with claims to materials, formulations, methods of manufacture or methods for treatment related to the use or manufacture of our drug candidates. Because patent applications can take many years to issue, there may be currently pending patent applications or provisional patents which may later result in issued patents that our drug candidates may infringe. In addition, other parties may obtain patents in the future and claim that use of our technology infringes upon these patents. If any other patents were held by a court of competent jurisdiction to cover the manufacturing process of any of our drug candidates, any molecules formed during the manufacturing process or any final drug itself, the holders of any such patents may be able to prevent us from commercializing such drug candidate unless we obtain a license under the applicable patents, or until such patents expire or they are finally determined to be held invalid or unenforceable. Similarly, if any other patent were held by a court of competent jurisdiction to cover aspects of our formulations, processes for manufacture or methods of use, including combination therapy or patient selection methods, the holders of any such patent may be able to block our ability to develop and commercialize the applicable drug candidate unless we obtain a license, limit our uses, or until such patent expires, or is finally determined to be held invalid or unenforceable. In either case, such a license may not be available on commercially reasonable terms or at all.

Other parties who bring successful claims against us for infringement of their IP rights may obtain injunctive or other equitable relief, which could prevent us from developing and commercializing one or more of our drug candidates. Defense of these claims, regardless of their merits, would involve substantial litigation expense and be a substantial diversion of employee resources from our business. In the event of a successful claim of infringement or misappropriation against us, we may have to pay substantial damages, including treble damages and attorneys’ fees in the case of willful infringement, obtain one or more licenses from other parties, pay royalties or redesign our infringing drug candidates, which may be impossible or require substantial time and monetary expenditure. In the event of an adverse result in any such litigation, or even in the absence of litigation, we may need to obtain licenses from other parties to advance our research or allow commercialization of our drug candidates. Any required license may not be available at all, or may not be available on commercially reasonable terms. In the event that we are unable to obtain such a license, we would be unable to further develop and commercialize one or more of our drug candidates, which could harm our business significantly. We may also elect to enter into license agreements in order to settle patent infringement claims or resolve disputes prior to litigation, and any such license agreements may require us to pay royalties and other fees that could significantly reduce our profitability for any product related to that patent and thus harm our business.

Even if resolved in our favor, litigation or other legal proceedings relating to IP claims may cause us to incur significant expenses, and could distract our technical personnel, management personnel, or both from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the market price of Aptorum Class A ordinary shares. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing or distribution activities. We may not have sufficient financial or other resources to adequately conduct such litigation or proceedings. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace.

There may be patent applications pending of which we are not aware, but which cover similar products to the ones we are attempting to license or develop, which may result in lost time and money, as well as litigation.

It is possible that we have failed to identify relevant outstanding patents or applications. For example, U.S. applications filed before November 29, 2000 and certain U.S. applications filed after that date that will not be filed outside the United States remain confidential until patents are issued. Patent applications filed in the United States after November 29, 2000 and generally filed elsewhere are published approximately 18 months after the earliest filing for which priority is claimed, with such earliest filing date being commonly referred to as the priority date. Therefore, patent applications covering our products could have been filed by others without our knowledge. Additionally, pending patent applications which have been published can, subject to certain limitations, be later amended in a manner that could cover our products or the use of our products. Holders of any such unanticipated patents or patent applications may actively bring infringement claims against us, with the same potential litigation consequences as alluded to elsewhere in this proxy statement/prospectus. Any of these events could require us to divert substantial financial and management resources that we would otherwise be able to devote to our business.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment, and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees on any issued patent are due to be paid to the USPTO and other patent agencies in several stages over the lifetime of the patent. The USPTO and various non-U.S. governmental patent agencies require compliance with a number of procedural, documentary, fee payment, and other similar provisions during the patent application process. Although an inadvertent lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which non-compliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of a patent or patent application include failure to respond to official actions within prescribed time limits, non-payment of fees, and failure to properly submit documents requesting an extension of time. In any such event, our competitors might be able to enter the market, which would have a material adverse effect on our business.

The terms of our patents may not be sufficient to effectively protect our drug and diagnostics technology candidates and business.

In most countries in which we file, including the United States, the term of an issued patent is generally 20 years from the earliest claimed filing date of a non-provisional patent application in the applicable country. Although various extensions may be available, the life of a patent and the protection it affords is limited. For example, depending upon the timing, duration and specifics of the FDA regulatory approval for our drug candidates, one or more of our U.S. patents, if issued, might be eligible for limited patent term restoration under the Drug Price Competition and Patent Term Restoration Act of 1984, referred to as the Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit a patent term extension of up to five years as compensation for patent term lost during drug development and the FDA regulatory review process. Patent term extensions, however, cannot extend the remaining term of a patent beyond a total of 14 years from the date of drug approval by the FDA, and only one patent can be extended for a particular drug. The application for patent term extension is subject to approval by the USPTO, in conjunction with the FDA. We may not be granted an extension because of, for example, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents or otherwise failing to satisfy applicable requirements. Moreover, the applicable time period or the scope of patent protection afforded could be less than we request. If we are unable to obtain a patent term extension for a given patent or the term of any such extension is less than we request, the period during which we will have the right to exclusively market our drug will be that of the originally issued patents themselves.

Even if patents covering one of our drug candidates are obtained, thereby giving us a period of exclusivity for manufacturing and marketing that drug, we will not be able to assert such patent rights upon the expiration of the issued patents against potential competitors who may begin marketing generic copies of our medications, and our business and results of operations may be adversely affected.

Changes in patent law in the United States could diminish the value of patents in general, thereby impairing our ability to protect our drug and diagnostics technology candidates.

The United States has recently enacted and is currently implementing wide-ranging patent reform legislation. Recent U.S. Supreme Court rulings have narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents once obtained, if any. Depending on decisions by the U.S. Congress, the federal courts and the USPTO, the laws and regulations governing patents in the United States could change in unpredictable ways that would weaken our ability to obtain new patents, or to enforce our existing patents and patents that we might obtain in the future. For example, in a recent case, Assoc. for Molecular Pathology v. Myriad Genetics, Inc., the U.S. Supreme Court held that certain claims to naturally-occurring substances are not patentable. Although we do not believe that any of the patents owned or licensed by us will be found invalid based on this decision, future decisions by the courts, the U.S. Congress or the USPTO may impact the value of our patent rights. There could be similar changes in the laws of foreign jurisdictions that may impact the value of our patent rights or our other IP rights.

In addition, recent patent reform legislation in the U.S., including the Leahy-Smith America Invents Act, or the America Invents Act, could increase those uncertainties and costs. The America Invents Act was signed into law on September 16, 2011, and many of the substantive changes became effective on March 16, 2013. The America Invents Act reforms U.S. patent law in part by changing the U.S. patent system from a “first to invent” system to a “first inventor to file” system, expanding the definition of prior art, and developing a post-grant review system, thus changing the U.S. patent law in a way that may weaken our ability to obtain patent protection in the U.S. for those applications filed after March 16, 2013. Further, the America Invents Act created new procedures to challenge the validity of issued patents in the U.S., including post-grant review and inter partes review proceedings, which some other parties have been using to cause the cancellation of selected or all claims of issued patents of competitors. For a patent with an effective filing date of March 16, 2013 or later, a petition for post-grant review can be filed by another party in a nine-month window from issuance of the patent. A petition for inter partes review can be filed immediately following the issuance of a patent if the patent has an effective filing date prior to March 16, 2013. A petition for inter partes review can be filed after the nine-month-period for filing a post-grant review petition has expired for a patent with an effective filing date of March 16, 2013 or later. Post-grant review proceedings can be brought on any ground of invalidity, whereas inter partes review proceedings can only raise an invalidity challenge based on published prior art and patents. These adversarial actions at the USPTO review patent claims without the presumption of validity afforded to U.S. patents in lawsuits in U.S. federal courts, and use a lower burden of proof than used in litigation in U.S. federal courts. Therefore, it is generally considered easier for a competitor or other party to have a U.S. patent invalidated in a USPTO post-grant review or inter partes review proceeding than invalidated in a litigation in a U.S. federal court. If any of our patents are challenged by another party in such a USPTO proceeding, there is no guarantee that we or our licensors or collaborators will be successful in defending the patent, which would result in our loss of the challenged patent right.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

In addition to our issued patents, provisional patent, and pending patent applications, we expect to rely on trade secrets, including unpatented know-how, technology and other proprietary information, to maintain our competitive position and protect our drug and diagnostics technology candidates. We seek to protect these trade secrets, in part, by entering into non-disclosure and confidentiality agreements with parties that have access to them, such as our employees, corporate collaborators, outside scientific collaborators, sponsored researchers, contract manufacturers, consultants, advisors and other parties. We also enter into confidentiality and invention or patent assignment agreements with our employees and consultants. However, any of these parties may breach such agreements and disclose our proprietary information, and we may not be able to obtain adequate remedies for such breaches. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret can be difficult, expensive and time-consuming, and the outcome is unpredictable. If trade secrets which are material to our business were to be obtained by a competitor, our competitive position would be harmed.

We may be subject to claims that our employees have wrongfully used or disclosed alleged trade secrets of their former employers.

Although we try to ensure that our employees do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or these employees have used or disclosed IP, including trade secrets or other proprietary information, of any such employee’s former employer. In addition, while we typically require our employees, consultants and contractors who may be involved in the development of IP to execute agreements assigning such IP to us, we may be unsuccessful in executing such an agreement with each party who in fact develops IP that we regard as our own, which may result in claims by or against us related to the ownership of such IP. We are not aware of any threatened or pending claims that any of our projects involve misappropriated IP or other proprietary information, but in the future litigation may be necessary to defend against such claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable IP rights. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management.

We may be unable to execute on the optimal development plan for one or more of our existing product candidates if we are unable to obtain or maintain necessary rights for some aspect of the developing technology through acquisitions or licenses.

Our existing programs currently use or may in the future use additional technologies subject to proprietary rights held by others, such as particular compositions or methods of manufacture, treatment, or use. The licensing and acquisition of IP rights is a competitive area, and more established companies may pursue strategies to license or acquire such IP rights that we may consider necessary or useful. These established companies may have a competitive advantage over us due to their size, cash resources and greater capabilities in clinical development and commercialization.

In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. We also may be unable to license or acquire IP rights on terms that would allow us to make an appropriate return on our investment. If we are unable to successfully obtain or maintain licenses or other rights from other parties to use IP of those parties, our business, financial condition, and prospects for growth could suffer.

If we fail to comply with our obligations in the agreements under which we license IP rights from other parties or otherwise experience disruptions to our business relationships with our licensors, we could be required to pay monetary damages or could lose license rights that are important to our business.

Many of our projects (including our Lead Projects) are based on IP which we have licensed from other parties. (See “Intellectual Property”) Certain of these license agreements impose diligence, development or commercialization obligations on us, such as obligations to pay royalties on net product sales of our drug candidates once commercialized by us, to pay a percentage of sublicensing revenues if the licensed product is sublicensed, to make other specified milestone and/or annual payments relating to our drug candidates or to pay license maintenance and other fees, as well as obligations to pursue commercialization with due diligence. Specifically, a number of our license agreements also require us to meet development timelines in order to maintain the related license(s). In spite of our efforts, our licensors might conclude that we have materially breached our obligations under such license agreements and might therefore seek to terminate the license agreements. If one of our licensors, despite our efforts, were to be successful in terminating its agreement with us, we would not be able to continue to develop, manufacture or market any drug candidate under that license agreements, and we could face claims for monetary damages or other penalties under that agreement. Such an occurrence would diminish or eliminate the value of that project to our Company, even if we are able to negotiate new or reinstated agreements, which may have less favorable terms. Depending on the importance of the IP and the related project, any such development could have a material adverse effect on our competitive position, business, financial conditions, results of operations, and prospects.

Moreover, disputes may arise regarding intellectual property subject to a licensing agreement, including:

•        the scope of rights granted under the license agreement and other interpretation-related issues;

•        the extent to which our technology and processes infringe on intellectual property of the licensor that is not subject to the licensing agreement;

•        the sublicensing of patent and other rights under our collaborative development relationships;

•        our diligence obligations under the license agreement and what activities satisfy those diligence obligations;

•        the inventorship and ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our licensors and us and our partners; and

•        the priority of invention of patented technology.

In addition, the agreements under which we currently license intellectual property or technology from other parties are complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology, or increase what we believe to be our financial or other obligations under the relevant agreement, either of which (depending on the importance of the IP and the related project) could have a material adverse effect on our business, financial condition, results of operations, and prospects. Moreover, if disputes over intellectual property that we have licensed prevent or impair our ability to maintain our current licensing arrangement for a project on commercially acceptable terms, we may be unable to successfully develop and commercialize the affected drug and diagnostics technology candidates, which could have a material adverse effect on our business, financial conditions, results of operations, and prospects.

We may not have complete control of the preparation, filing and prosecution of patent applications, or to maintain patents, licensed by us from other parties.

The Company has in-licensed, and may in the future in-license patents owned or controlled by others for our use as part of our development plans. We also may out-license or sublicense patents which we own or control in collaborations with others for development and commercialization of our products. In either case, the continuing right to control the preparation, filing and prosecution of patent applications, or to maintain the patents, covering technology under development is a matter for negotiation and we may not always be the party that obtains such control, in which case we will be reliant on our licensors, collaboration partners or sublicensees for determining strategies with respect to those patents. For our existing licenses, while we have an understanding with most of the licensors who maintain control over patent prosecution and we have jointly appointed and engaged patent agents nominated by us under one or more of our licenses, we cannot guarantee that such licensors or collaborators will always accept prosecution strategies proposed by us and/or our patent agents. Therefore, these patents and applications may not be prosecuted and enforced in a manner consistent with the best interests of our business. If our current or future licensors or collaboration partners fail to establish, maintain or protect such patents and other IP rights, such rights may be reduced or eliminated. If our licensors or joint development partners are not fully cooperative or disagree with us as to the prosecution, maintenance or enforcement of any patent rights, such patent rights could be compromised.

Risks Related to Aptorum’s Reliance on Unrelated Parties

We rely on unrelated parties to conduct discovery and further improvement of our innovations and licensed technologies, as well as our preclinical studies and clinical trials. If these unrelated parties do not successfully carry out their contractual duties or meet expected deadlines, we may not be able to obtain regulatory approval for or commercialize our drug candidates, and our business could be substantially harmed.

We have relied upon and plan to continue to rely upon CROs and collaborating institutions to monitor and manage data for our ongoing preclinical studies and programs. We rely on these parties for execution of preclinical studies and clinical trials, and control only certain aspects of their activities. Nevertheless, we are responsible for ensuring that each of our studies is conducted in accordance with the applicable protocol, legal, and regulatory requirements and scientific standards, and our reliance on the CROs and collaborating institutions does not relieve us of our regulatory responsibilities. If CROs, collaborating institutions or clinical investigators do not successfully carry out their contractual duties or obligations or meet expected deadlines, development of our product candidates could be delayed and our business could be adversely affected.

In addition, our CROs and collaborating institutions, are subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and waste. In the event of contamination or injury resulting from our use of hazardous materials, we might be held liable for any resulting damages, and any liability could exceed our resources. We could also be subject to civil or criminal fines and penalties, and significant associated costs.

If an IND for one of our drug candidates requires significantly larger quantities of the candidate to be tested, we expect to rely on unrelated parties to manufacture supplies of that candidate. If those unrelated parties fail to provide us with sufficient quantities of clinical supply on that candidate or fail to do so at acceptable quality levels or prices, or fail to maintain required cGMP licenses, we may not be able to manufacture that candidate in sufficient quantities to conduct the necessary human trials. Should the failure by the CRO occur in anticipation of or after marketing approval of that candidate, we may be unable to generate as much revenue as rapidly (and such revenue may not be as profitable) as we had anticipated.

The manufacture of many drug products, particularly in commercial quantities, can be complex and may require significant expertise and capital investment, particularly if the development of advanced manufacturing techniques and process controls are required. We intend to contract with outside contractors to manufacture clinical supplies and process our drug candidates. We have not yet had our drug candidates to be manufactured or processed on a commercial scale and may not be able to do so for any of our drug candidates.

As we expect to engage contract manufacturers, the Company will be exposed to the following risks:

•        we might be unable to identify manufacturers on acceptable terms or at all because the FDA, NMPA, EMA, Health Canada or other comparable regulatory authorities must approve any manufacturers we determine to use and any potential manufacturer may be unable to satisfy federal, state or international regulatory standards;

•        although we would be choosing manufacturers with the type of experience most suitable for our drug candidates, it is possible that our contract manufacturers may not be able to execute unique manufacturing procedures and other logistical support requirements we have developed and they might require a significant amount of support from us to implement and maintain the infrastructure and processes required to manufacture our particular drug candidates;

•        our contract manufacturers might be unable to reproduce the quantity and quality of the drugs we need to meet our clinical and commercial needs within the time frames when we require those drugs;

•        our contract manufacturers may breach their contracts with us, including by not performing as agreed or not devoting sufficient resources to our drug candidates, or they may not remain in the contract manufacturing business for the time required to supply our clinical trials or to successfully produce, store and distribute our products;

•        even if initially accepted by regulatory authorities, a manufacturer remains subject to ongoing periodic unannounced inspection by regulatory authorities to ensure strict compliance with cGMP and other government regulations, and our contract manufacturers may fail to comply with these regulations and requirements, resulting in rescission of cGMP licenses and our inability to continue using their services, requiring us to find a replacement manufacturer;

•        depending on the terms of our agreement with a manufacturer, we may not own, or may have to share, the IP rights to any improvements made by the manufacturer in the manufacturing process for our drug candidates; and

•        our contract manufacturers may have unacceptable or inconsistent product quality success rates and yields.

Each of these risks could delay or prevent the completion of our clinical trials or the approval of any of our drug candidates by the FDA, NMPA, EMA, Health Canada or other comparable regulatory authorities, result in higher costs or adversely impact commercialization of our drug candidates.

We are also responsible for quality control by our manufacturers. We intend to rely on those unrelated-party manufactures to perform certain quality assurance tests on our drug candidates prior to delivery to patients. If these tests are not appropriately done and test data are not reliable, patients could be put at risk of serious harm and the FDA, NMPA, EMA, Health Canada or other comparable regulatory authorities could place significant restrictions on our Company until deficiencies are remedied.

Manufacturers of drug products often encounter difficulties in production, particularly in scaling up or out, validating the production process, and assuring high reliability of the manufacturing process (including the absence of contamination). These problems include logistics and shipping, difficulties with production costs and yields, quality control, including stability of the product, product testing, operator error, availability of qualified personnel, as well as compliance with strictly enforced federal, state and non-U.S. regulations. Furthermore, if contaminants are discovered in our supply of our drug candidates or in the manufacturing facilities, such manufacturing facilities may need to be closed for an extended period of time to investigate and remedy the contamination. It is possible that stability failures or other issues relating to the manufacture of our drug candidates may occur in the future. Additionally, our manufacturers may experience manufacturing difficulties due to resource constraints, or as a result of labor disputes or unstable political environments. If our manufacturers were to encounter any of these difficulties, or otherwise fail to comply with their contractual obligations, our ability to provide our drug candidate to patients in clinical trials would be jeopardized. Any delay or interruption in the manufacturing of clinical trial supplies could delay the completion of clinical trials, increase the costs associated with maintaining clinical trial programs and, depending upon the period of delay, require us to begin new clinical trials with additional costs or terminate clinical trials completely.

Review of changes in the manufacturing process of our drug candidates could cause delays resulting from the need for additional regulatory approvals.

Changes in a process or procedure for manufacturing one of our drug candidates, including a change in the location where the drug candidate is manufactured or a change of a contract manufacturer, could require prior review by the FDA, NMPA, EMA, Health Canada or other comparable regulatory authorities and approval of the manufacturing process and procedures in accordance with the FDA, NMPA, EMA, or Health Canada’s regulations, or comparable requirements. This review may be costly and time-consuming and could delay or prevent the launch of a product. The new facility will also be subject to pre-approval inspection. In addition, we would have to demonstrate that the product made at the new facility is equivalent to the product made at the former facility by physical and chemical methods, which are costly and time-consuming. It is also possible that the FDA, NMPA, EMA, Health Canada or other comparable regulatory authorities may require clinical testing as a way to prove equivalency, which would result in additional costs and delay.

Risks Related to Aptorum’s Industry, Business and Operation

If we do not comply with laws regulating the protection of the environment and health and human safety, our business could be adversely affected.

Our research and development operations involve the use of hazardous materials, chemicals and various radioactive compounds/radiation. Our R&D Center may maintain quantities of various flammable and toxic chemicals in our facilities that are required for our research, development and manufacturing activities. We are subject to local laws and regulations governing the use, manufacture, storage, handling and disposal of these hazardous materials and of medical waste at the jurisdictions where we operate our research facilities, which are currently limited to Hong Kong. We believe our procedures for storing, handling and disposing of these materials comply with the relevant guidelines and laws of the jurisdictions in which our facilities are located. Although we believe that our safety procedures for handling and disposing of these materials comply with the standards mandated by applicable regulations, the risk of accidental contamination or injury from these materials cannot be eliminated. If an accident occurs, we could be held liable for resulting damages, which could be substantial. We are also subject to numerous environmental, health and workplace safety laws and regulations, including those governing laboratory procedures, exposure to blood-borne pathogens and the handling of biohazardous materials and medical waste.

We do not maintain workers’ compensation insurance or insurance for environmental liability or toxic tort claims that may be asserted against us in connection with our storage or disposal of biological, hazardous or radioactive materials. Additional federal, state and local laws and regulations affecting our operations may be adopted in the future. We may incur substantial costs to comply with, and substantial fines or penalties, if we violate any of these laws or regulations.

Our future success depends on our ability to retain our Chief Executive Officer, our scientific and clinical advisors, and other key executives and to attract, retain and motivate qualified personnel.

We are highly dependent on Ian Huen, our Chief Executive Officer, as well as, other principal members of our management teams, scientific teams as well as scientific and clinical advisors. Although we have formal employment agreements, which we refer to as appointment letters, with all of our executive officers, these agreements do not prevent our executives from terminating their employment with us at any time, subject to applicable notice periods. Nevertheless, the loss of the services of any of these persons could impede the achievement of our research, development and commercialization objectives.

To induce valuable employees to remain at our Company, in addition to salary and cash incentives, we provide share incentive grants that vest over time. The value to employees of these equity grants that vest over time may be significantly affected by movements in the price of Aptorum Class A ordinary shares that are beyond our control, and may at any time be insufficient to counteract more lucrative offers from other companies. Although we have appointment letters with our key employees, any of our employees could resign at any time, with 1-month to 3-months prior written notice or with payment in lieu of notice.

Recruiting and retaining qualified officers, scientific, clinical, sales and marketing personnel or consultants will also be critical to our success. In addition, we rely on consultants and advisors, including scientific and clinical advisors, to assist us in formulating our discovery and preclinical studies development and commercialization strategy. The loss of the services of our executive officers or other key employees and consultants could impede the achievement of our research, development and commercialization objectives and seriously harm our ability to successfully implement our business strategy.

Furthermore, replacing executive officers and key employees or consultants may be difficult and may take an extended period of time, because of the limited number of individuals in our industry with the breadth of skills and experience required to successfully develop, gain regulatory approval of and commercialize drug and diagnostics technology candidates. Competition to hire from this limited pool is intense, and we may be unable to hire, train, retain or motivate these key personnel or consultants on acceptable terms given the competition among numerous pharmaceutical and biotechnology companies for similar personnel.

We also experience competition for the hiring of scientific and clinical personnel from universities and research institutions. Our consultants and advisors may be employed by employers other than us and may have commitments under consulting or advisory contracts with other entities that may limit their availability to us. If we are unable to continue to attract and retain high quality personnel, our ability to pursue our growth strategy will be limited.

We will need to increase the size and capabilities of our organization, and we may experience difficulties in managing our growth.

As of the date hereof, we have 2 full-time employees, one of whom is the Chief Executive Officer and the other who is engaged in general and administrative functions and who is located in Asia. In addition, we have engaged and may continue to engage independent contracted consultants and advisors to assist us with our operations. As our development and commercialization plans and strategies develop, we will need to establish and maintain effective disclosure and financial controls and make changes in our corporate governance practices. We will need to add a significant number of additional managerial, operational, sales, marketing, financial and other personnel with the appropriate public company experience and technical knowledge and we may not successfully recruit and maintain such personnel. Future growth will impose significant added responsibilities on members of management, including:

•        identifying, recruiting, integrating, maintaining and motivating additional employees;

•        managing our internal development efforts effectively, including clinical, the FDA or other comparable regulatory authority review process for our drug and diagnostics technology candidates, while complying with our contractual obligations to contractors and others; and

•        improving our operational, financial and management controls, reporting systems and procedures.

As we refine our operational strategy to streamline operations, we have adjusted our employment model. The company has shifted from a direct employment approach to outsourcing key functions, including research and development and back-office operations. While this allows for greater focus and flexibility, it also introduces dependencies on third-party vendors, which may present new risks related to quality control, data security, and operational continuity that we are actively managing.

Our future financial performance and our ability to commercialize our drug candidates will depend, in part, on our ability to effectively manage our future growth, and our management may also have to divert a disproportionate amount of its attention away from day-to-day activities in order to devote a substantial amount of time to managing these growth activities.

We currently rely, and for the foreseeable future will continue to rely, in substantial part on certain independent organizations, advisors and consultants for significant input in selecting and evaluating new products to pursue. These independent organizations, advisors and consultants may not continue to be available to us on a timely basis when needed, and in such case, we may not have the ability to find qualified replacements. In addition, if we are unable to effectively manage our outsourced activities, or if the quality or accuracy of the services provided by consultants is compromised for any reason, our clinical trials may be extended, delayed or terminated, and we may not be able to obtain regulatory approval of our drug candidates or otherwise advance our business. Furthermore, we may not be able to manage our existing consultants or find other competent outside contractors and consultants on economically reasonable terms, if at all.

If we are not able to effectively expand our organization by hiring new employees, outsourcing works or expanding our groups of consultants and contractors, we may not be able to successfully implement the tasks necessary to further develop and commercialize our drug and diagnostics technology candidates and, accordingly, may not achieve our research, development and commercialization goals.

We intend to seek additional collaborations, strategic alliances or acquisitions or enter into royalty-seeking or sublicensing arrangements in the future, but we may not realize the benefits of these arrangements.

We intend to form or seek strategic alliances, create joint ventures or collaborations, acquire complimentary products, IP rights, technology or businesses or enter into additional licensing arrangements with unrelated parties that we determine may complement or augment our development and commercialization efforts with respect to our drug and diagnostics technology candidates. Any of these relationships may require us to incur non-recurring and other charges, increase our near and long-term expenditures, issue securities that dilute our existing shareholders, or disrupt our management and business.

We will face significant competition in seeking appropriate strategic partners and the negotiation process is likely to be time-consuming, costly and complex. Moreover, we may not be successful in our efforts to establish a strategic partnership or another alternative arrangement for any of our drug and diagnostics technology candidates because their state of development may be deemed to be too early for collaborative effort and others may not view our drug candidates as having the requisite potential to demonstrate safety and efficacy. If and when we enter into an agreement with a collaboration partner or sublicensee for development and commercialization of a drug or diagnostics technology candidate, we can expect to relinquish some or all of the control over the future success of that drug candidate to the unrelated-party.

Further, even if we enter into a collaboration involving any of our drug and diagnostics technology candidates, the arrangement will be subject to numerous risks, which may include the following:

•        the collaborators will likely have significant discretion in determining the efforts and resources that they will apply to a collaboration;

•        the collaborator may ultimately choose not pursue development and commercialization of our drug or diagnostics technology candidates or may elect not to continue or renew development or commercialization programs, based on clinical trial results, changes in their strategic focus due to the acquisition of competitive drugs, availability of funding, or other external factors, such as a business combination that diverts resources or creates competing priorities;

•        the collaborator may delay clinical trials, provide insufficient funding for a clinical trial, stop a clinical trial, abandon a drug or diagnostics technology candidate, repeat or conduct new clinical trials, or require a new formulation of a drug or diagnostics technology candidate for clinical testing;

•        the collaborator could independently develop, or develop with unrelated parties, drugs that compete directly or indirectly with our drugs or drug candidates;

•        the collaborator with marketing and distribution rights to one or more drugs may not commit sufficient resources to their marketing and distribution;

•        the collaborator may not properly maintain or defend our IP rights or may use our IP or proprietary information in a way that gives rise to actual or threatened litigation that could jeopardize or invalidate our IP or proprietary information or expose us to potential liability;

•        disputes may arise between us and the collaborator that cause the delay or termination of the research, development or commercialization of our drug and diagnostics technology candidates, or that result in costly litigation or arbitration that diverts management attention and resources;

•        the collaboration may be terminated and, if terminated, may result the Company needing additional capital to pursue further development or commercialization of the applicable drug and diagnostics technology candidates;

•        the collaborator may own or co-own IP covering our drugs that results from our collaborating with them, and in such cases, we would not have the exclusive right to commercialize such IP;

•        the collaboration may result in increased operating expenses or the assumption of indebtedness or contingent liabilities; and

•        the collaboration arrangement may result in the loss of key personnel and uncertainties in our ability to maintain key business relationships.

As a result, if we enter into collaboration agreements and strategic partnerships or license our drugs, we may not be able to realize the benefit of such transactions, which could delay our timelines or otherwise adversely affect our business. Following a strategic transaction or license, we may not achieve the revenue or specific net income that justifies such transaction. If we are unable to reach agreements with a suitable collaborator on a timely basis, on acceptable terms, or at all, we may have to curtail the development of a drug or diagnostics technology candidate, reduce or delay its development program or one or more of our other development programs, delay its potential commercialization or reduce the scope of any sales or marketing activities, or increase our expenditures and undertake development or commercialization activities at our own expense.

If we fail to enter into collaborations, we may seek to fund and undertake development or commercialization activities on our own, but we may not have sufficient funds or expertise to undertake the necessary development and commercialization activities. In such a case, we may not be able to further develop our drug and diagnostics technology candidates or bring them to market and generate product sales revenue, which would harm our business prospects, financial condition and results of operations.

Our employees, independent contractors, consultants, commercial partners and vendors may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements.

We are exposed to the risk of fraud, misconduct or other illegal activity by our employees, independent contractors, consultants, commercial partners and vendors. Misconduct by these parties could include intentional, reckless and negligent conduct that fails to: comply with the laws of the FDA and other similar non-U.S. regulatory authorities; provide true, complete and accurate information to the FDA and other similar non-U.S. regulatory authorities; comply with manufacturing standards we have established; comply with healthcare fraud and abuse laws in the United States and similar non-U.S. fraudulent misconduct laws; or report financial information or data accurately or to disclose unauthorized activities to us. If we obtain the FDA approval for any of our drug and diagnostics technology candidates and begin commercializing those drugs in the United States, our potential exposure under U.S. laws will increase significantly and our costs associated with compliance with such laws are also likely to increase. These laws may impact, among other things, our current activities with principal investigators of our sponsored researches and research patients and our use of information obtained in the course of patient recruitment for clinical trials, as well as proposed and future sales, marketing and education programs. In particular, the promotion, sales and marketing of healthcare items and services, as well as certain business arrangements in the healthcare industry, are subject to extensive laws designed to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, structuring and commission(s), certain customer incentive programs and other business arrangements generally.

It is not always possible to identify and deter misconduct by employees and other parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses, or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant fines or other sanctions.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

Our disclosure controls and procedures are designed to reasonably assure that information required to be disclosed by us in reports we file or submit under the Exchange Act is accumulated and communicated to management, and recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.

We believe that any disclosure controls and procedures, or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of Aptorum Class A ordinary shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

If we fail to establish and maintain proper internal financial reporting controls, our ability to produce accurate financial statements or comply with applicable regulations could be impaired.

Pursuant to Section 404 of the Sarbanes-Oxley Act, we are required to file a report by our management on our internal control over financial reporting, including an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. However, while we remain a non-accelerated filer, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. The presence of material weaknesses in internal control over financial reporting could result in financial statement errors which, in turn, could lead to errors in our financial reports and/or delays in our financial reporting, which could require us to restate our operating results. In connection with the audit of our financial statements for the year ended December 31, 2024, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States. The material weakness identified was the lack of dedicated resources to take responsibility for the finance and accounting functions and the preparation of financial statements in compliance with generally accepted accounting principles in the United States, or U.S. GAAP.

We have taken actions to remediate the abovementioned material weakness:

•        provide trainings to staff regarding to the preparation of financial statements in compliance with generally accepted accounting principles in the United States;

•        change to a new and well-established accounting system to enhance effectiveness and financial and system control;

•        establish clear roles and responsibilities for accounting and financial reporting staff to address finance and accounting issues; and

•        continue to monitor the improvement on internal control over financial reporting.

However, since we are still in the process of replenishing and building up a qualified finance and accounting team with sufficient dedicated resources, our management assessed that the deficiency related to the lack of dedicated resources to take responsibility for the finance and accounting functions and the preparation of financial statements in compliance with generally accepted accounting principles in the United States, or U.S. GAAP, still existed as of December 31, 2024. We cannot assure you that we will not identify additional material weaknesses or significant deficiencies in the future.

Our management concluded that our internal controls over financial reporting were not effective as of December 31, 2024. Investors may lose confidence in our operating results, the price of the Aptorum Class A ordinary shares could decline and we may be subject to litigation or regulatory enforcement actions. In addition, if we are unable to meet the requirements of Section 404 of the Sarbanes-Oxley Act, the Aptorum Class A ordinary shares may not be able to remain listed on the Nasdaq Capital Market.

We may market our products, if approved, globally; if we do, we will be subject to the risk of doing business internationally.

We operate and expect to operate in various countries, and we may not be able to market our products in, or develop new products successfully for, these markets. We may also encounter other risks of doing business internationally including but not limited to:

•        unexpected changes in, or impositions of, legislative or regulatory requirements;

•        efforts to develop an international sales, marketing and distribution organization may increase our expenses, divert our management’s attention from the acquisition or development of drug candidates or cause us to forgo profitable licensing opportunities in these geographies;

•        the occurrence of economic weakness, including inflation or political instability;

•        the effects of applicable non-U.S. tax structures and potentially adverse tax consequences;

•        differences in protection of our IP rights including patent rights of other parties;

•        the burden of complying with a variety of foreign laws including difficulties in effective enforcement of contractual provisions;

•        delays resulting from difficulty in obtaining export licenses, tariffs and other barriers and restrictions, potentially longer payment cycles, greater difficulty in accounts receivable collection and potentially adverse tax treatment; and

•        production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad.

In addition, we are subject to general geopolitical risks in foreign countries where we operate, such as political and economic instability and changes in diplomatic and trade relationships, which could affect, among other things, customers’ inventory levels and consumer purchasing, which could cause our results to fluctuate and our net sales to decline. The occurrence of any one or more of these risks of doing business internationally, individually or in the aggregate, could materially and adversely affect our business and results of operations.

If we engage in future acquisitions or strategic partnerships, this may increase our capital requirements, dilute our shareholders, cause us to incur debt or assume contingent liabilities, and subject us to other risks.

We may evaluate various acquisitions and strategic partnerships, including licensing or acquiring complementary products, IP rights, technology or businesses. Any potential acquisition or strategic partnership may entail numerous risks, including, but not limited to:

•        increase in operating expenses and cash requirements;

•        the assumption of additional indebtedness or contingent liabilities;

•        the issuance of our equity securities;

•        assimilation of operations, IP and products of an acquired company, including difficulties associated with integrating new personnel;

•        the diversion of our management’s attention from our existing product programs and initiatives in pursuing such a strategic merger or acquisition;

•        retention of key employees, the loss of key personnel, and uncertainties in our ability to maintain key business relationships;

•        risks and uncertainties associated with the other party to such a transaction, including the prospects of that party and their existing drugs or drug and diagnostics technology candidates and regulatory approvals; and

•        our inability to generate revenue from acquired technology and/or products sufficient to meet our objectives in undertaking the acquisition or even to offset the associated acquisition and maintenance costs.

In addition, if we undertake acquisitions, we may issue dilutive securities, assume or incur debt obligations, incur large one-time expenses and acquire intangible assets that could result in significant future amortization expense. Moreover, we may not be able to locate suitable acquisition opportunities and this inability could impair our ability to grow or obtain access to technology or products that may be important to the development of our business.

If we fail to comply with the U.S. Foreign Corrupt Practices Act (“FCPA”), or other anti-bribery laws, including the Bribery Act 2010 of the United Kingdom (UK Bribery Act”), our reputation may be harmed and we could be subject to penalties and significant expenses that have a material adverse effect on our business, financial condition and results of operations.

We are subject to the FCPA. The FCPA and UK Bribery Act generally prohibits us from making improper payments to non-U.S. officials for the purpose of obtaining or retaining business or other benefits. We are also subject to the anti-bribery laws of other jurisdictions, particularly the PRC. As our business expands, the applicability of the FCPA and other anti-bribery laws to our operations will increase. Our procedures and controls to monitor anti-bribery compliance may fail to protect us from reckless or criminal acts committed by our employees or agents. If we, due to either our own deliberate or inadvertent acts or those of others, fail to comply with applicable anti-bribery laws, our reputation could be harmed and we could incur criminal or civil penalties, other sanctions and/or significant expenses, which could have a material adverse effect on our business, including our financial condition, results of operations, cash flows and prospects.

Our business and results of operations may be negatively impacted by the UK’s withdrawal from the EU.

On June 23, 2016, the UK held a referendum in which a majority of voters approved an exit from the EU, or Brexit, and the UK formally left the EU on January 31, 2020. There was a transition period during which EU pharmaceutical laws continued to apply to the UK, which expired on December 31, 2020. However, the EU and the UK have concluded a trade and cooperation agreement, or TCA, which was provisionally applicable since January 1, 2021 and has been formally applicable since May 1, 2021. The TCA includes specific provisions concerning pharmaceuticals, which include the mutual recognition of GMP, inspections of manufacturing facilities for medicinal products and GMP documents issued, but does not foresee wholesale mutual recognition of UK and EU pharmaceutical regulations. At present, Great Britain has implemented EU legislation on the marketing, promotion and sale of medicinal products through the Human Medicines Regulations 2012 (as amended) (under the Northern Ireland Protocol, the EU regulatory framework will continue to apply in Northern Ireland). The regulatory regime in Great Britain therefore currently aligns in the most part with EU regulations, however it is possible that these regimes will diverge in the future now that Great Britain’s regulatory system is independent from the EU and the TCA does not provide for mutual recognition of UK and EU pharmaceutical legislation. For example, the new Clinical Trials Regulation which became effective in the EU on January 31, 2022 and provides for a streamlined clinical trial application and assessment procedure covering multiple EU Member States has not been implemented into UK law, and a separate application will need to be submitted for clinical trial authorization in the UK. In addition, as we are headquartered in the UK, it is possible that Brexit may impact some or all of our current operations. For example, Brexit will impact our ability to freely move employees from our headquarters in the UK to other locations in the EU. Furthermore, if other EU Member States pursue withdrawal, barrier-free access among the EEA overall could be diminished or eliminated.

The long-term effects of Brexit will depend in part on how the terms of the TCA continue to take effect in practice and the terms of any further agreements the UK makes with the EU. Such a withdrawal from the EU is unprecedented, and it is unclear how the restrictions on the UK’s access to the European single market for goods, capital, services and labor, or single market, and the wider commercial, legal and regulatory environment, will impact our future operations (including business activities conducted by third parties and contract manufacturers on our behalf) and clinical activities in the UK in the long term.

If we commence clinical trials of one of our drug or diagnostics technology candidates, and product liability lawsuits are brought against us, we may incur substantial liabilities and the commercialization of such drug or diagnostics technology candidates may be affected.

If any of our drug or diagnostics technology candidates enter clinical trials, we will face an inherent risk of product liability suits and will face an even greater risk if we obtain approval to commercialize any drugs. For example, we may be sued if our drug candidates cause or are perceived to cause injury or are found to be otherwise unsuitable during clinical testing, manufacturing, marketing or sale. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the drug, negligence, strict liability or a breach of warranties. Claims could also be asserted under state consumer protection acts. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit commercialization of our drug candidates. Even successful defense would require significant financial and management resources. Regardless of the merits or eventual outcome, liability claims may result in:

•        decreased demand for our drugs;

•        injury to our reputation;

•        withdrawal of clinical trial participants and inability to continue clinical trials;

•        initiation of investigations by regulators;

•        costs to defend the related litigation;

•        a diversion of management’s time and our resources;

•        substantial monetary awards to trial participants or patients;

•        product recalls, withdrawals or labeling, marketing or promotional restrictions;

•        loss of revenue;

•        exhaustion of any available insurance and our capital resources;

•        the inability to commercialize any drug candidate; and

•        a decline in the price of Aptorum Class A ordinary shares.

We shall seek to obtain the appropriate insurance once our candidates are ready for clinical trial. However, our inability to obtain sufficient product liability insurance at an acceptable cost to protect against potential product liability claims could prevent or inhibit the commercialization of drugs we develop, alone or with collaborators. We currently do not have in place product liability insurance and although we plan to have in place such insurance as and when the products are ready for commercialization, as well as insurance covering clinical trials, the amount of such insurance coverage may not be adequate, we may be unable to maintain such insurance, or we may not be able to obtain additional or replacement insurance at a reasonable cost, if at all. Our insurance policies may also have various exclusions, and we may be subject to a product liability claim for which we have no coverage. We may have to pay any amounts awarded by a court or negotiated in a settlement that exceed our coverage limitations or that are not covered by our insurance, and we may not have, or be able to obtain, sufficient capital to pay such amounts. Even if our agreements with any future corporate collaborators entitle us to indemnification against losses, such indemnification may not be available or adequate should any claim arise.

Additionally, we may be sued if the products that we commercialize, market or sell cause or are perceived to cause injury or are found to be otherwise unsuitable, and may result in:

•        decreased demand for those products;

•        damage to our reputation;

•        costs incurred related to product recalls;

•        limiting our opportunities to enter into future commercial partnership; and

•        a decline in the price of Aptorum Class A ordinary shares.

Our insurance coverage may be inadequate to protect us against losses.

We currently maintain property insurance for our office premises. We hold employer’s liability insurance generally covering death or work-related injury of employees; we maintain company insurance for those persons working in our offices and medical insurance for our employees. We hold public liability insurance covering certain incidents involving unrelated parties that occur on or in the premises of the Company. We have directors and officers liability insurance. We do not have key-man life insurance on any of our senior management or key personnel, or business interruption insurance. Our insurance coverage may be insufficient to cover any claim for product liability, damage to our fixed assets or employee injuries. If any claims for damage are brought against us, or if we experience any business disruption, litigation or natural disaster, we might incur substantial costs and diversion of resources.

Fluctuations in exchange rates could result in foreign currency exchange losses

Our operations and equity are funded in U.S. dollars and we currently incur the majority of our expenses in U.S. dollars or in H.K. dollars. H.K. dollar is currently pegged to the U.S. dollar; however, we cannot guarantee that such peg will continue to be in place in the future. Our exposure to foreign exchange risk primarily relates to the limited cash denominated in currencies other than the functional currencies of each entity and limited revenue contracts dominated in H.K. dollars in certain Hong Kong operating entities. We do not believe that we currently have any significant direct foreign exchange risk and have not hedged exposures denominated in foreign currencies or any other derivative financial instruments.

If we are exposed to foreign currency exchange risk as our results of operations, cash flows maybe subject to fluctuations in foreign currency exchange rates. For example, if a significant portion of our clinical trial activities may be conducted outside of the United States, and associated costs may be incurred in the local currency of the country in which the trial is being conducted, which costs could be subject to fluctuations in currency exchange rates. We currently do not engage in hedging transactions to protect against uncertainty in future exchange rates between particular foreign currencies and the U.S. dollar. A decline in the value of the U.S. dollar against currencies in countries in which we conduct clinical trials could have a negative impact on our research and development costs. Foreign currency fluctuations are unpredictable and may adversely affect our financial condition, results of operations and cash flows.

Our investments are subject to risks that could result in losses.

We had cash and cash equivalents of $0.88 million, $2.01 million, and $1.88 million as of December 31, 2024, 2023, and 2022, respectively. We may invest our cash in a variety of financial instruments. All of these investments are subject to credit, liquidity, market and interest rate risk. Such risks, including the failure or severe financial distress of the financial institutions that hold our cash, cash equivalents and investments, may result in a loss of liquidity, impairment to our investments, realization of substantial future losses, or a complete loss of the investments in the long-term, which may have a material adverse effect on our business, results of operations, liquidity and financial condition. While we believe our cash position does not expose us to excessive risk, future investments may be subject to adverse changes in market value.

We are exposed to risks associated with our computer hardware, network security and data storage.

Similar to all other computer network users, our computer network system is vulnerable to attack of computer virus, worms, trojan horses, hackers or other similar computer network disruptive problems. Any failure in safeguarding our computer network system from these disruptive problems may cause breakdown of our computer network system and leakage of confidential information of the Company. Any failure in the protection of our computer network system from external threat may disrupt our operation and may damage our reputation for any breach of confidentiality to our customers, which in turn may adversely affect our business operation and performance. In the event that our confidential information is stolen and misused, we may become exposed to potential risks of losses from litigation and possible liability.

In addition, we are highly dependent on our IT infrastructure to store research data and information and manage our business operations. We do not backup all data on a real-time basis and the effectiveness of our business operations may be materially affected by any failure in our IT infrastructure. If our communications and IT systems do not function properly, or if there is any partial or complete failure of our systems, we could suffer financial losses, business disruption or damage to our reputation.

Business disruptions could seriously harm our future revenue and financial condition and increase our costs and expenses.

Our operations, and those of our research institution collaborators, CROs, suppliers and other contractors and consultants, could be subject to supply chain disruptions, earthquakes, power shortages, telecommunications failures, damage from computer viruses, material computer system failures, water shortages, floods, hurricanes, typhoons, fires, extreme weather conditions, medical epidemics and other natural or man-made disasters or business interruptions. In addition, we partially rely on our research institution collaborators for conducting research and development of our drug candidates, and they may be affected by government shutdowns or withdrawn funding. The occurrence of any of these business disruptions could seriously harm our operations and financial condition and increase our costs and expenses. We rely on contract manufacturers to produce and process our drug candidates. Our ability to obtain clinical supplies of our drug candidates could be disrupted if the operations of these suppliers are affected by a man-made or natural disaster or other business interruption. A large portion of our contract manufacturer’s operations is in a single facility. Damage or extended periods of interruption to our corporate or our contract manufacturer’s development or research facilities due to fire, natural disaster, power loss, communications failure, unauthorized entry or other events could cause us to cease or delay development of some or all of our drug candidates.

We may be exposed to various risks related to the regulatory environment of the pharmaceutical industry in the PRC.

We are the exclusive licensee to certain PRC patents directed to our drug candidates; and we also intend to file application for certain products in the PRC. The pharmaceutical industry in the PRC is subject to comprehensive government regulation and supervision, encompassing the approval, registration, manufacturing, packaging, licensing and marketing of new drugs. (See “Regulations”). In recent years, the regulatory framework in the PRC regarding the pharmaceutical industry has undergone significant changes, and we expect that it will continue to undergo significant changes. Any such changes or amendments may result in increased compliance costs on our business or cause delays in or prevent the successful development or commercialization of our drug candidates in the PRC and reduce the current benefits that we believe are available to us from developing and manufacturing drugs in the PRC. Chinese authorities have become increasingly vigilant in enforcing laws in the pharmaceutical industry and any failure by us or our partners to maintain compliance with applicable laws and regulations or obtain and maintain required licenses and permits may result in the suspension or termination of our business activities in the PRC. We believe our strategy and approach is aligned with the PRC government’s policies, but we cannot ensure that our strategy and approach will continue to be aligned.

Changes in the political and economic policies of the PRC government may materially and adversely affect our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies. Our financial condition and results of operation in the PRC could be materially and adversely affected by government control over capital investments or changes in tax regulations that are applicable to us, and consequently have a material adverse effect on our businesses, financial condition, and results of operations.

If the U.S. Public Company Accounting Oversight Board, or the PCAOB, is unable to inspect our auditors as required under the Holding Foreign Companies Accountable Act, the SEC will prohibit the trading of Aptorum Class A ordinary shares. A trading prohibition for Aptorum Class A ordinary shares, or the threat of a trading prohibition, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections of our auditors would deprive our investors of the benefits of such inspections.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCAA. An identified issuer will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, and on December 29, 2022, legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) was signed into law by President Biden, which contained, among other things, an identical provision to the Accelerating Holding Foreign Companies Accountable Act and amended the HFCAA by requiring the SEC to prohibit an issuer’s securities from trading on any U.S stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading. If our auditor cannot be inspected by the Public Company Accounting Oversight Board, or the PCAOB, for two consecutive years, the trading of our securities on any U.S. national securities exchanges, as well as any over-the-counter trading in the U.S., will be prohibited. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCAA. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions. On December 16, 2021, the PCAOB issued a report on its determinations that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions, which determinations were vacated on December 15, 2022.

On August 26, 2022, the PCAOB announced that it had signed a Statement of Protocol (the “SOP”) with the China Securities Regulatory Commission and the Ministry of Finance of China. The SOP, together with two protocol agreements governing inspections and investigations (together, the “SOP Agreement”), establishes a specific, accountable framework to make possible complete inspections and investigations by the PCAOB of audit firms based in mainland China and Hong Kong, as required under U.S. law.

On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong completely in 2022. The PCAOB Board vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainties and depends on a number of factors out of our and our auditor’s control. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and is making plans to resume regular inspections in early 2023 and beyond, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has also indicated that it will act immediately to consider the need to issue new determinations with the HFCAA if needed.

Our current independent accounting firm, Marcum Asia CPAs LLP, whose audit report is included herein, is headquartered in Manhattan, New York, with an address of 7 Penn Plaza, Suite 830, New York, New York 10001, and was not included in the list of PCAOB Identified Firms in the PCAOB December 2021 Release. It has been inspected by the PCAOB on a regular basis. Our ability to retain an auditor subject to PCAOB inspection and investigation, including but not limited to inspection of the audit working papers related to us, may depend on the relevant positions of U.S. and Chinese regulators. Our auditor’s audit working papers are not located in China. If in the future Marcum Asia CPAs LLP is included in the list of PCAOB Identified Firms and we are unable to retain a PCAOB-registered auditor subject to PCAOB inspection and investigation, a trading prohibition for Aptorum Class A ordinary shares could be issued shortly after our filing of the second consecutive annual report on Form 20-F for which we have retained a PCAOB Identified Firm.

If Aptorum Class A ordinary shares are subject to a trading prohibition under the HFCA Act, the price of Aptorum Class A ordinary shares may be adversely affected, and the threat of such a trading prohibition would also adversely affect their price. If we are unable to be listed on another securities exchange that provides sufficient liquidity, such a trading prohibition may substantially impair your ability to sell or purchase Aptorum Class A ordinary shares when you wish to do so. Furthermore, if we are able to maintain a listing of Aptorum Class A ordinary shares on a non-U.S. exchange, investors owning Aptorum Class A ordinary shares may have to take additional steps to engage in transactions on that exchange, including establishing non-U.S. brokerage accounts.

The HFCA Act also imposes additional certification and disclosure requirements for Commission Identified Issuers, and these requirements apply to issuers in the year following their listing as Commission Identified Issuers. The additional requirements include a certification that the issuer is not owned or controlled by a governmental entity in the Relevant Jurisdiction, and the additional requirements for annual reports include disclosure that the issuer’s financials were audited by a firm not subject to PCAOB inspection, disclosure on governmental entities in the Relevant Jurisdiction’s ownership in and controlling financial interest in the issuer, the names of Chinese Communist Party, or CCP, members on the board of the issuer or its operating entities, and whether the issuer’s article’s include a charter of the CCP, including the text of such charter.

The SEC could take the position that we are an “investment company” subject to the extensive requirements of the Investment Company Act of 1940. Such a characterization and the associated compliance requirements could have a material adverse effect on our business, financial condition, and results of operations.

Our business had historically included passive healthcare related investments in early stage companies primarily in the United States. Although we are in the process of liquidating those securities that remain in our portfolio, we still hold some such investments and these are included as assets of our Company on a consolidated basis. As part of the Restructure, we resolved to exit such portfolio investments over an appropriate timeframe and focus our resources on our current business. Since the date of the Restructure, we have not held ourselves out as an investment company and we do not believe we are an “investment company” under the Investment Company Act of 1940. If the SEC or a court, however, were to disagree with us, we could be required to register as an investment company. This would subject us to disclosure and accounting rules geared toward investment companies, rather than operating companies, which may limit our ability to borrow money, issue options, issue multiple classes of stock and debt, and engage in transactions with affiliates, and may require us to undertake significant costs and expenses to meet the disclosure and regulatory requirements to which we would be subject as a registered investment company.

If we are classified as a passive foreign investment company for U.S. federal income tax purposes, United States holders of Aptorum Class A ordinary shares may be subject to adverse United States federal income tax consequences.

A non-U.S. corporation will be a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes, for such year, if either

•        At least 75% of its gross income for such year is passive income; or

•        The average percentage of our assets (determined at the end of each quarter) during such year which produce passive income or which are held for the production of passive income is at least 50%.

Passive income generally includes dividends, interests, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

A separate determination must be made after the close of each taxable year as to whether a non-U.S. corporation is a PFIC for that year. For purposes of the PFIC analysis, in general, a non-U.S. corporation is deemed to own its pro rata share of the gross income and assets of any entity in which it is considered to own at least 25% of the equity by value. Based on the current and anticipated value of our assets, we believe we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2024, and we may be a PFIC for U.S. federal income tax purposes for our current taxable year ending December 31, 2025.

In determining whether we are a PFIC, cash and cash equivalents and investments are considered by the U.S. Internal Revenue Service (“IRS”) to be a passive asset. During our taxable year ended December 31, 2024, we believe that the amount of cash we had on hand and investments were greater than 50% of our total assets. The composition of our assets during the current taxable year may cause us to continue to be classified as a PFIC. The determination of whether we will be a PFIC for our current taxable year or a future year may depend in part upon how quickly we spend our liquid assets, and on the value of our goodwill and other unbooked intangibles not reflected on our balance sheet, which may depend upon the market value of Aptorum Class A ordinary shares from time to time. Further, while we will endeavor to use a classification methodology and valuation approach that is reasonable, the IRS may challenge our classification or valuation of our goodwill and other unbooked intangibles for purposes of determining whether we are a PFIC in the current or one or more future taxable years.

If we are a PFIC for any taxable year during which a U.S. Holder owns Aptorum Class A ordinary shares or warrants, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. As discussed under “Taxation — Material U.S. Federal Income Tax Considerations for U.S. Holders — Passive Foreign Investment Company Rules”, a U.S. Holder may be able to make certain tax elections that would lessen the adverse impact of PFIC status; however, in order to make such elections the U.S. holder will usually have to have been provided information about the company by us, and there is no assurance that the company will provide such information.

For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. holders if we were determined to be a PFIC. (See “Taxation — Material U.S. Federal Income Tax Considerations for U.S. Holders — Passive Foreign Investment Company Rules”)

Risks Related to Aptorum’s Corporate Structure

One of our directors controls a majority of our voting shares.

One of our Executive Directors and Chief Executive Officer, Mr. Ian Huen, and his affiliates, over which he is deemed to have control and/or have substantial influence, has voting rights with respect to an aggregate of 2,114,114 Ordinary Shares, (507,967 Aptorum Class A ordinary shares, indirectly and directly, and 1,606,147 Aptorum Class B ordinary shares), representing approximately 87% of the voting power of our outstanding ordinary shares as of the date hereof. As a result, Mr. Huen has the ability to control the outcome of matters submitted to our shareholders for approval, including the election of directors and any merger, consolidation, or sale of all or substantially all of our assets. Additionally, in the event that Mr. Huen controls our company at the time of his death, control may be transferred to a person or entity that he designates as his successor. As a board member, Mr. Huen owes a fiduciary duty to our shareholders and must act in good faith in a manner he reasonably believes to be in the best interests of our shareholders. As a shareholder, even a controlling shareholder, Mr. Huen is entitled to vote his shares, and shares over which he has voting control as a result of voting agreements, in his own interests, which may not always be in the interests of our shareholders generally.

As a “controlled company” under the rules of the Nasdaq Capital Market, we may choose to exempt our company from certain corporate governance requirements that could have an adverse effect on our public shareholders.

Our directors and officers beneficially own a majority of the voting power of our outstanding Ordinary Shares. Under the Rule 4350(c) of the Nasdaq Capital Market, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including the requirement that a majority of our directors be independent, as defined in the Nasdaq Capital Market Rules, and the requirement that our compensation and nominating and corporate governance committees consist entirely of independent directors. Although we do not intend to rely on the “controlled company” exemption under the Nasdaq listing rules, we could elect to rely on this exemption in the future. If we elect to rely on the “controlled company” exemption, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors. Accordingly, during any time while we remain a controlled company relying on the exemption and during any transition period following a time when we are no longer a controlled company, you would not have the same protections afforded to shareholders of companies that are subject to all of the Nasdaq Capital Market corporate governance requirements. Our status as a controlled company could cause Aptorum Class A ordinary share to look less attractive to certain investors or otherwise harm our trading price.

We may not be able to consolidate the financial results of some of our affiliated companies or such consolidation could materially adversely affect our operating results and financial condition.

The Company has one VIE which is incorporated under the laws of Cayman Islands; however, the VIE has not conducted operations, nor has the Company had any transactions with it during 2024 or 2025. The Company does not currently consolidate this VIE since the Group is not determined to be the primary beneficiary of it at this time under U.S. GAAP. This determination is based on whether the Group has a variable interest (or combination of variable interests) that provides the Company with (a) the power to direct the activities that most significantly impact the VIE’s economic performance and (b) the obligation to absorb losses or right to receive benefits that could be potentially significant to the VIE. The Group continually reassesses whether it is the primary beneficiary of a VIE throughout the entire period the Group is involved with the VIE. According to those standards, we determined that we do not have the power to manage and make decisions that affect Libra’s research and development activities, which activities most significantly impact Libra’s economic performance. Accordingly, we determined that we are not the primary beneficiary of Libra. As a result, Libra’s financial results are not consolidated in our consolidated financial statements. If, in the future an affiliate company becomes a VIE and we become the primary beneficiary of it for accounting purposes, we would be required to consolidate that entity’s financial results in our consolidated financial statements. If we become the primary beneficiary of Libra and have to consolidate them into our consolidated financial statements, Libra and such entity’s financial results were negative, this could have a corresponding negative impact on our operating results. This could be because Libra is indebted to us and its operational performance or inability to generate sufficient cash flows. The Company’s maximum exposure to loss resulting from its involvement with Libra is nil for the nine months ended September 30, 2025 and the year ended December 31, 2024 and $961 for the year ended December 31, 2023 which was the amount due from Libra.

The economic substance legislation of the Cayman Islands may adversely impact us or our operations.

The Company is subject to Cayman Islands economic substance legislation (“ESA”) requiring that where the Company carries on a relevant activity (as defined in the ESA) it must maintain economic substance within the Cayman Islands, including adequate premises and employees within the Cayman Islands. As an entity subject to the ESA, the Company is required to assess its operations to determine the required compliance (if any) with the ESA, to file an annual notification with the Cayman Islands Registrar of Companies disclosing whether the Company is carrying out any relevant activities within the meaning of the ESA and an annual return with the Department of International Tax Co-Operation. Where applicable, the Company must establish that its operations satisfy the economic substance requirements of the ESA. The Company is required to monitor its operations to ensure it remains in compliance with all requirements under the ESA. Failure to satisfy these requirements may subject the Company to penalties under the ESA.

Risks Related to Aptorum’s Securities

If we fail to comply with the continued listing requirements of Nasdaq Capital Market, we would face possible delisting, which would result in a limited public market for our shares and make obtaining future debt or equity financing more difficult for us.

On July 31, 2023, the Company requested to transfer its Aptorum Class A ordinary shares from the Nasdaq Global Market to the Nasdaq Capital Market. On August 8, 2023, the Company received an approval letter (the “Nasdaq Approval Letter”) from the Nasdaq Listing Qualifications Department indicating that the staff has approved the Company’s application to transfer its Aptorum Class A ordinary shares to the Nasdaq Capital Market. The Company’s securities have been transferred to the Nasdaq Capital Market at the opening of business on August 10, 2023, and the trading activities of its Aptorum Class A ordinary shares have not been affected. The transfer became effective on August 10, 2023, thereby closing the prior deficiencies on the Nasdaq Global Market.

On April 15, 2025, the Company received a notification from the Staff advising the Company that it did not comply with the minimum bid price requirement of $1 per share, as per Nasdaq Listing Rule 5550(a)(2). The notification does not immediately affect the listing or trading of the Company’s shares on Nasdaq. The Company has been granted a 180-calendar-day grace period, until October 14, 2025, to regain compliance with the continued listing requirements. The Company was notified that it regained compliance on August 4, 2025.

If the Company fails to comply with any listing rules when required in the future, we could be subject to suspension and delisting proceedings. If our securities lose their status on the Nasdaq Capital Market, our securities would likely trade in the over-the-counter market. If our securities were to trade on the over-the-counter market, selling our securities could be more difficult because smaller quantities of securities would likely be bought and sold, transactions could be delayed, and security analysts’ coverage of us may be reduced. In addition, in the event our securities are delisted, broker-dealers have certain regulatory burdens imposed upon them, which may discourage broker-dealers from effecting transactions in our securities, further limiting the liquidity of our securities. These factors could result in lower prices and larger spreads in the bid and ask prices for our securities. Such delisting from the Nasdaq Capital Market and continued or further declines in our share price could also greatly impair our ability to raise additional necessary capital through equity or debt financing, and could significantly increase the ownership dilution to shareholders caused by our issuing equity in financing or other transactions.

Aptorum Class A ordinary shares eligible for future sale may adversely affect the market price of Aptorum Class A ordinary shares if the shares are successfully listed on the Nasdaq Capital Market or other stock markets, as the future sale of a substantial amount of outstanding Aptorum Class A ordinary shares in the public marketplace could reduce the price of Aptorum Class A ordinary shares.

The market price of Aptorum Class A ordinary shares could decline as a result of sales of substantial amounts of Aptorum Class A ordinary shares in the public market, or the perception that these sales could occur. In addition, these factors could make it more difficult for us to raise funds through future offerings of Aptorum Class A ordinary shares. An aggregate of 5,346,823 Aptorum Class A ordinary shares are outstanding as of the date hereof. 4,950,322 of the Aptorum Class A ordinary shares are freely transferable without restriction or further registration under the Securities Act. The remaining Aptorum Class A ordinary shares will be “restricted securities” as defined in Rule 144. These Aptorum Class A ordinary shares may be sold without registration under the Securities Act to the extent permitted by Rule 144 or other exemptions under the Securities Act.

A sale or perceived sale of a substantial number of Aptorum Class A ordinary shares may cause the price of Aptorum Class A ordinary shares to decline.

If our shareholders sell substantial amounts of Aptorum Class A ordinary shares in the public market, the market price of Aptorum Class A ordinary shares could fall. Moreover, the perceived risk of this potential dilution could cause shareholders to attempt to sell their shares and investors to short Aptorum Class A ordinary shares. These sales also may make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem reasonable or appropriate.

Issuances by us of additional securities could affect ownership and voting rights over us. In addition, the issuance of preferred shares, or options or warrants to purchase such preferred shares, could negatively impact the value of the Aptorum Class A ordinary shares as the result of preferential dividend rights, conversion rights, redemption rights and liquidation provisions granted to the stockholders of such preferred shares.

From time to time, we may issue in public or private sales additional securities to third party investors. Such securities may provide holders with ownership and voting rights that could provide the holders thereof with substantial influence over our business. Any preferred shares that may be issued shall have such rights, preferences, privileges and restrictions as may be designated from time-to-time by our board, including preferential dividend rights, voting rights, conversion rights, redemption rights and liquidation provisions. There cannot be any assurance that we will not issue preferred securities with rights and preferences that are more beneficial than those provided to Aptorum’s ordinary shares.

We have not paid dividends in the past and do not expect to pay dividends in the future, and any return on investment may be limited to the value of our shares.

We have never paid any cash dividends on Aptorum Class A ordinary shares and do not anticipate paying any cash dividends on Aptorum Class A ordinary shares in the foreseeable future, and any return on investment may be limited to the value of Aptorum Class A ordinary shares. We plan to retain any future earnings to finance growth.

Our dividend policy is subject to the discretion of our Board of Directors and will depend on, among other things, our earnings, financial condition, capital requirements and other factors. There is no assurance that our Board of Directors will declare dividends even if we are profitable. Under Cayman Islands law, dividends may be declared and paid only out of funds legally available therefor, namely out of either profit or our share premium account, and provided further that a dividend may not be paid if this would result in our Company being unable to pay its debts as they fall due in the ordinary course of business and the realizable value of assets of our Company will not be less than the sum of our total liabilities, other than deferred taxes as shown on our books of account, and our capital.

Aptorum Class B ordinary shares have greater voting power than Aptorum Class A ordinary shares and certain existing shareholders have substantial influence over our Company and their interests may not be aligned with the interests of our other shareholders.

We have a dual-class voting structure consisting of Aptorum Class A ordinary shares and Aptorum Class B ordinary shares. Under this structure, holders of Aptorum Class A ordinary shares are entitled to one vote per share, and holders of Aptorum Class B ordinary shares are entitled to one hundred votes per share, which can cause the holders of Aptorum Class B ordinary shares to have an unbalanced, higher concentration of voting power. Ian Huen, Aptorum’s current Chairman and Chief Executive Officer, through his ownership of Jurchen, beneficially owning over 1.6 million Aptorum Class B ordinary shares, which represents approximately 86.8% voting power in Aptorum. As a result, until such time as his voting power is below 50%, he has substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. He may take actions that are not in the best interests of us or our other shareholders. These corporate actions may be taken even if they are opposed by our other shareholders. Further, concentration of ownership of our Aptorum Class B ordinary shares may discourage, prevent or delay the consummation of change of control transactions that shareholders may consider favorable, including transactions in which shareholders might otherwise receive a premium for their shares. Future issuances of Aptorum Class B ordinary shares may also be dilutive to the holders of Aptorum Class A ordinary shares. As a result, the market price of Aptorum Class A ordinary shares could be adversely affected.

Shareholders who hold shares of Aptorum Class B ordinary shares, including our executive officers and their affiliates, hold approximately 97% of the voting power of our outstanding ordinary shares. Because of the one hundred-to-one voting ratio between our Class B and Aptorum Class A ordinary shares, the holders of our Aptorum Class B ordinary shares will collectively continue to control a majority of the combined voting power of Aptorum’s ordinary shares and therefore be able to control all matters submitted to our shareholders for approval, so long as the Aptorum Class B ordinary shares represent at least 1.0% of all outstanding shares of Aptorum’s ordinary shares.

Raising additional capital may cause dilution to our shareholders, restrict our operations or require us to relinquish rights to our technology or drug and diagnostics technology candidates.

We may seek additional funding through a combination of equity offerings, debt financings, collaborations, licensing arrangements, strategic alliances and marketing or distribution arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect your rights as a holder of Aptorum Class A ordinary shares. The incurrence of additional indebtedness or the issuance of certain equity securities could result in increased fixed payment obligations, and could also result in certain additional restrictive covenants, such as limitations on our ability to incur additional debt or issue additional equity, limitations on our ability to acquire or license IP rights and other operating restrictions that could adversely impact our ability to conduct our business. In addition, issuance of additional equity securities, or the possibility of such issuance, may cause the market price of Aptorum Class A ordinary shares to decline. In the event that we enter into collaborations or licensing arrangements to raise capital, we may be required to accept unfavorable terms, including relinquishing or licensing to another party on unfavorable terms our rights to technology or drug and diagnostics technology candidates that we otherwise would seek to develop or commercialize ourselves or potentially reserve for future potential arrangements when we might be able to achieve more favorable terms.

Since we are a Cayman Islands exempted company, the rights of our shareholders may be more limited than those of shareholders of a company organized in the United States.

Our corporate affairs are governed by our Third Amended and Restated Memorandum and Articles of Association (as may be amended from time to time) (“Memorandum and Articles”), the Companies Act (As Revised) of the Cayman Islands (the “Companies Act”) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors are to a large extent governed by the common law of the Cayman Islands. This common law is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. Under the laws of some jurisdictions in the United States, majority and controlling shareholders generally have certain fiduciary responsibilities to the minority shareholders. Shareholder action must be taken in good faith, and actions by controlling shareholders which are obviously unreasonable may be declared null and void. Cayman Islands law protecting the interests of minority shareholders may not be as protective in all circumstances as the law protecting minority shareholders in some U.S. jurisdictions. In addition, the circumstances in which a shareholder of a Cayman Islands company may sue the company derivatively, and the procedures and defenses that may be available to the company, may result in the rights of shareholders of a Cayman Islands company being more limited than those of shareholders of a company organized in the United States. Accordingly, shareholders may have fewer alternatives available to them if they believe that corporate wrongdoing has occurred. The Cayman Islands courts are also unlikely to recognize or enforce judgments from U.S. courts based on certain liability provisions of U.S. securities laws that are penal in nature. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize and enforce non-penal judgment of a foreign court of competent jurisdiction for a liquidated sum without retrial on its merits which is not obtained in a manner contrary to public policy in the Cayman Islands and in respect of which there are no concurrent proceedings in the Cayman Islands. This means, even if shareholders were to sue us successfully, they may not be able to recover anything to make up for the losses suffered.

Furthermore, our directors have the power to take certain actions without shareholder approval which would require shareholder approval under the laws of most U.S. jurisdictions. For example, the directors of a Cayman Islands company, without shareholder approval, may implement a sale of any assets, property, part of the business, or securities of the Company.

While Cayman Islands law allows a dissenting shareholder to express the shareholder’s view that a court sanctioned reorganization of a Cayman Islands company would not provide fair value for the shareholder’s shares, Cayman Islands statutory law does not specifically provide for shareholder appraisal rights on a merger or consolidation of a company. This may make it more difficult for you to assess the value of any consideration you may receive in a merger or consolidation or to require that the acquirer gives you additional consideration if you believe the consideration offered is insufficient. However, Cayman Islands’ statutory law does provide a mechanism for a dissenting shareholder in a merger or consolidation to apply to the Grand Court for a determination of the fair value of the dissenter’s shares, if it is not possible for the Company and the dissenter to agree a fair price within the time limits prescribed.

Shareholders of Cayman Islands exempted companies, such as our Company, have no general rights under Cayman Islands’ law to inspect corporate records and accounts or to obtain copies of lists of shareholders. Our directors have discretion under our Memorandum and Articles to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Lastly, under the law of the Cayman Islands, there is little statutory law for the protection of minority shareholders. The principal protection under statutory law is that shareholders may bring an action to enforce the constituent documents of the corporation, our Memorandum and Articles. Shareholders are entitled to have the affairs of the company conducted in accordance with the general law and the memorandum and articles of association.

There are common law rights for the protection of shareholders that may be invoked, largely dependent on English company law, since the common law of the Cayman Islands for business companies is limited. Under the general rule pursuant to English company law known as the rule in Foss v. Harbottle, a court will generally refuse to interfere with the management of a company at the insistence of a minority of its shareholders who express dissatisfaction with the conduct of the company’s affairs by the majority or the board of directors. However, every shareholder is entitled to have the affairs of the company conducted properly according to law and the constituent documents of the company. As such, if those who control the company have persistently disregarded the requirements of company law or the provisions of the company’s memorandum and articles of association, then the courts will grant relief. Generally, the areas in which the courts will intervene are the following: (1) an act complained of which is outside the scope of the authorized business or is illegal or not capable of ratification by the majority; (2) acts that constitute fraud on the minority where the wrongdoers control the company; (3) acts that infringe on the personal rights of the shareholders, such as the right to vote; and (4) where the company has not complied with provisions requiring approval of a special or extraordinary majority of shareholders, which are more limited than the rights afforded minority shareholders under the laws of many states in the United States subject to limited exceptions, under Cayman Islands Law a minority shareholder may not bring a derivative action against directors. Our Cayman Islands’ counsel has advised us that they are aware of one recent as yet unreported derivative action having been brought in a Cayman Islands’ court. Class actions are not recognized in the Cayman Islands, but groups of shareholders with identical interests may bring representative proceedings, which are similar.

As a result, you may be limited in your ability to protect your interests if you are harmed in a manner that would otherwise enable you to sue in a United States federal court. In addition, shareholders of Cayman Islands companies may not have standing to initiate a shareholder derivative action in U.S. federal courts.

As a result of all of the above, shareholders of our Company may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would have as shareholders of a public U.S. company.

You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited because we are incorporated under Cayman Islands law, we currently conduct substantially all of our operations outside the United States and some of our directors and executive officers reside outside the United States.

We are incorporated in the Cayman Islands and currently conduct substantially all of our operations outside the United States through our subsidiaries. Some of our directors and executive officers reside outside the United States and a substantial portion of their assets are located outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the Cayman Islands, the United Kingdom or in Hong Kong, in the event that you believe that your rights have been infringed under the securities laws of the United States or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands, the United Kingdom and Hong Kong may render you unable to enforce a judgment against our assets or the assets of our directors and officers. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, the United Kingdom or Hong Kong, although the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits if such judgment is final, for a liquidated sum, not in the nature of taxes, a fine or penalty, is not inconsistent with a Cayman Islands’ judgment in respect of the same matters, and was not obtained in a manner which is contrary to public policy. In addition, a Cayman Islands court may stay proceedings if concurrent proceedings are being brought elsewhere.

As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq Capital Market corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with corporate governance listing standards.

As a foreign private issuer, we are permitted to take advantage of certain provisions in the Nasdaq Capital Market listing rules that allow us to follow Cayman Islands law for certain governance matters. Certain corporate governance practices in the Cayman Islands may differ significantly from corporate governance listing standards as, except for general fiduciary duties and duties of care, Cayman Islands law has no corporate governance regime which prescribes specific corporate governance standards. We may follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of the Nasdaq Capital Market in respect of the following. For instance, Cayman law does not require that we obtain shareholder approval to issue 20% or more of our outstanding Ordinary Shares in a private offering nor we make our interim results available to shareholders, although as a NASDAQ listed company we are required to publicly file interim results for the first six months of our fiscal year. Therefore, our shareholders may be afforded less protection than they otherwise would have under corporate governance listing standards applicable to U.S. domestic issuers.

Our auditor has expressed substantial doubt about our ability to continue as a going concern. We may be unable to obtain additional capital on favorable terms.

As a result of recurring net losses and limited cash reserves, our independent auditor has included a going concern paragraph to its report on our financial statements as of and for the fiscal years ended December 31, 2024, due to the substantial doubt that exists in our ability to continue as a going concern. Our ability to continue as a going concern is dependent upon our ability to raise additional capital and to achieve sustainable revenues and profitable operations. Since inception, we have raised funds primarily through the sale of equity securities and the issuance of debt. We will need and are currently seeking additional funds to operate our business and the recent volatility of global capital markets has made the raising of capital by equity and debt financing more difficult. No assurance can be given that any future financing will be available or, if available, that it will be on terms that are satisfactory to us. Even if we are able to obtain additional financing, it may contain undue restrictions on our operations or cause substantial dilution for our stockholders. If we are unable to obtain additional funds, our ability to carry out and implement our planned business objectives and strategies will be significantly delayed, limited, or may not occur. We cannot guarantee that we will become profitable. Even if we achieve profitability, given the competitive and evolving nature of the industry in which we operate, we may not be able to sustain or increase profitability and our failure to do so would adversely affect our business, including our ability to raise additional funds.

We may not be able to maintain an active, liquid and orderly trading market for Aptorum Class A ordinary shares and our stock price may be volatile.

Active, liquid and orderly trading markets usually result in less price volatility and more efficiency in carrying out investors’ purchase and sale orders. The market price of Aptorum Class A ordinary shares could vary significantly as a result of a number of factors, some of which are beyond our control. In the event of a drop in the market price of Aptorum Class A ordinary shares, you could lose a substantial part or all of your investment in our shares.

The following factors could affect our share price:

•        our operating and financial performance;

•        quarterly variations in the rate of growth of our financial indicators, such as net income per share, net income and revenues;

•        the public reaction to our press releases, our other public announcements and our filings with the SEC;

•        strategic actions by our competitors;

•        changes in revenue or earnings estimates, or changes in recommendations or withdrawal of research coverage, by equity research analysts;

•        speculation in the press or investment community;

•        the failure of research analysts to cover our securities;

•        sales of Aptorum Class A ordinary shares by us or other shareholders, or the perception that such sales may occur;

•        changes in accounting principles, policies, guidance, interpretations or standards;

•        additions or departures of key management personnel;

•        actions by our shareholders;

•        domestic and international economic, legal and regulatory factors unrelated to our performance; and

•        the realization of any risks describes under this “Risk Factors” section.

The stock markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of Aptorum Class A ordinary shares. Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company’s securities. Such litigation, if instituted against us, could result in very substantial costs, divert our management’s attention and resources and harm our business, operating results and financial condition.

Risks Related to Aptorum’s Doing Business in Hong Kong

Our company currently does not have operations in mainland China. PRC laws and regulations may be applicable to a company such as us, the application of such laws and regulations may have a material adverse impact on our business, financial condition and results of operations and our ability to offer or continue to offer securities to investors, any of which may cause the value of Aptorum Class A ordinary shares, to significantly decline or become worthless. See the following risk factors of “Our business, financial condition and results of operations, and/or the value of Aptorum Class A ordinary shares or our ability to offer or continue to offer securities to investors may be materially and adversely affected to the extent the laws and regulations of the PRC become applicable to a company such as us” and “The PRC government exerts substantial influence and discretion over the manner in which companies incorporated under the laws of PRC must conduct their business activities. If we were to become subject to such direct influence or discretion, it may result in a material change in our operations and/or the value of Aptorum Class A ordinary shares, which would materially affect the interests of investors.”

Political risks associated with conducting business in Hong Kong.

Most of our operations are based in Hong Kong. Accordingly, our business operations and financial conditions will be affected by the political and legal developments in Hong Kong. During the period covered by the financial information incorporated by reference into and included in this proxy statement/prospectus, we maintain substantially all of our operations in Hong Kong. Any adverse economic, social and/or political conditions, material social unrest, strike, riot, civil disturbance or disobedience, as well as significant natural disasters, may affect the market may adversely affect the business operations of our operations. Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law (the “Hong Kong Basic Law” or the “Basic Law”), namely, Hong Kong’s constitutional document, which provides Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”. However, there is no assurance that there will not be any changes in the economic, political and legal environment in Hong Kong in the future. Since our operation is based in Hong Kong, any change of such political arrangements may pose immediate threat to the stability of the economy in Hong Kong, thereby directly and adversely affecting our results of operations and financial positions.

Under the Basic Law of the Hong Kong Special Administrative Region of the People’s Republic of China, Hong Kong is exclusively in charge of its internal affairs and external relations, while the government of the PRC is responsible for its foreign affairs and defense. As a separate customs territory, Hong Kong maintains and develops relations with foreign states and regions. Based on certain recent development including the Law of the People’s Republic of China on Safeguarding National Security in the Hong Kong Special Administrative Region issued by the Standing Committee of the PRC National People’s Congress in June 2020, the U.S. State Department has indicated that the United States no longer considers Hong Kong to have significant autonomy from China and Former President Trump signed an executive order and Hong Kong Autonomy Act (“HKAA”) to remove Hong Kong’s preferential trade status and to authorize the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. The United States may impose the same tariffs and other trade restrictions on exports from Hong Kong that it places on goods from mainland China. These and other recent actions may represent an escalation in political and trade tensions involving the U.S., China and Hong Kong, which could potentially harm our business.

Given the relatively small geographical size of Hong Kong, any of such incidents may have a widespread effect on our business operations, which could in turn adversely and materially affect our business, results of operations and financial condition. It is difficult to predict the full impact of the HKAA on Hong Kong and companies with operations in Hong Kong like us. Furthermore, legislative or administrative actions in respect of China-U.S. relations could cause investor uncertainty for affected issuers, including us, and the market price of Aptorum’s ordinary shares could be adversely affected.

If we become directly subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations, stock price and reputation and could result in a loss of your investment in our stock, especially if such matter cannot be addressed and resolved favorably.

Recently, U.S. public companies that have substantially all of their operations in China, including Hong Kong, have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centered around financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result of the scrutiny, criticism and negative publicity, the publicly traded stock of many U.S. listed Chinese companies has sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on our company, our business and our stock price. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our company. This situation will be costly and time consuming and distract our management from growing our company.

The recent joint statement by the SEC, proposed rule changes submitted by Nasdaq, and an act passed by the U.S. Senate and the U.S. House of Representatives, all call for additional and more stringent criteria to be applied to emerging market companies. These developments could add uncertainties to our offering, business operations, share price and reputation.

U.S. public companies that have substantially all of their operations in China and Hong Kong have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centered on financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud.

On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China, including Hong Kong, reiterating past SEC and PCAOB statements on matters including the difficulty associated with inspecting accounting firms and audit work papers in China and Hong Kong and higher risks of fraud in emerging markets and the difficulty of bringing and enforcing SEC, Department of Justice and other U.S. regulatory actions, including in instances of fraud, in emerging markets generally.

On May 20, 2020, the U.S. Senate passed the HFCA Act requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a national exchange. On December 2, 2020, the U.S. House of Representatives approved the HFCA Act.

On May 21, 2021, Nasdaq filed three proposals with the SEC to (i) apply minimum offering size requirement for companies primarily operating in a “Restrictive Market”, (ii) prohibit Restrictive Market companies from directly listing on Nasdaq Capital Market, and only permit them to list on Nasdaq Global Select or Nasdaq Global Market in connection with a direct listing and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditors.

On March 24, 2021, the SEC announced the adoption of interim final amendments to implement the submission and disclosure requirements of the HFCA Act. In the announcement, the SEC clarifies that before any issuer will have to comply with the interim final amendments, the SEC must implement a process for identifying covered issuers. The announcement also states that the SEC staff is actively assessing how best to implement the other requirements of the HFCA Act, including the identification process and the trading prohibition requirements.

On June 22, 2021, the U.S. Senate passed the AHFCAA, which, if signed into law, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to the PCAOB inspections for two consecutive years instead of three consecutive years.

On September 22, 2021, the PCAOB adopted a final rule implementing the HFCA Act, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether the board of directors of a company is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On December 2, 2021, the SEC adopted amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act.

On December 16, 2021, the PCAOB issued a report on its determinations that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong because of positions taken by PRC and Hong Kong authorities in those jurisdictions.

On December 29, 2022, the Consolidated Appropriations Act was signed into law by President Biden. The Consolidated Appropriations Act contained, among other things, an identical provision to AHFCAA, which reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two.

The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and has resumed regular inspections since March 2023. The PCAOB is continuing pursuing ongoing investigations and may initiate new investigations as needed. The PCAOB has also indicated that it will act immediately to consider the need to issue new determinations with the HFCAA if needed. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in Mainland China and Hong Kong is subject to uncertainties and depends on a number of factors out of our and our auditor’s control.

If the PCAOB is unable to inspect and investigate completely registered public accounting firms located in China in 2023 and beyond, or if we fail to, among others, meet the PCAOB’s requirements, including retaining a registered public accounting firm that the PCAOB determines it is able to inspect and investigate completely, we will be identified as a “Commission-identified Issuer,” and upon the expiration of the applicable years of non-inspection under the HFCAA and relevant regulations, our shares will be delisted and will not be permitted for trading over the counter. Such a delisting or prohibition would substantially impair your ability to sell or purchase our shares, and the risk and uncertainty associated with delisting would have a negative impact on the price of our share. Moreover, the HFCAA or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of our shares could be adversely affected. Such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

The SEC is assessing how to implement other requirements of the HFCAA, including the listing and trading prohibition requirements described above. Future developments in respect of increasing U.S. regulatory access to audit information are uncertain, as the legislative developments are subject to the legislative process and the regulatory developments are subject to the rule-making process and other administrative procedures.

While the CSRC, the SEC and the PCAOB have entered into the SOP Agreements regarding the inspection of PCAOB-registered accounting firms in Mainland China, there can be no assurance that we will be able to comply with requirements imposed by U.S. regulators if there is significant change to current political arrangements between Mainland China and Hong Kong, or if any component of our auditor’s work papers become located in Mainland China in the future. Delisting of our shares would force holders of our shares to sell their shares. The market price of our shares could be adversely affected as a result of anticipated negative impacts of these executive or legislative actions upon, regardless of whether these executive or legislative actions are implemented and regardless of our actual operating performance.

If we and/or our subsidiaries were to be required to obtain any permission or approval from or complete any filing procedure with the China Securities Regulatory Commission (the “CSRC”), the CAC, or other PRC governmental authorities in connection with the Business Combination or future offerings under PRC laws, we and/or our subsidiaries may be fined or subject to other sanctions, and our subsidiaries’ business and our reputation, financial condition, and results of operations may be materially and adversely affected.

The Cybersecurity Review Measures jointly promulgated by the CAC and other relevant PRC governmental authorities on December 28, 2021 required that, among others, “critical information infrastructure” or network platform operators holding over one million users’ personal information to apply for a cybersecurity review before any public offering on a foreign stock exchange. However, this regulation is recently issued and there remain substantial uncertainties about its interpretation and implementation.

As of the date of this proxy statement/prospectus, we and our subsidiaries do not have any business operation or maintain any office or personnel in mainland China. We and our subsidiaries have not collected, stored, or managed any personal information in mainland China. Based on the assessment conducted by the management, we believe that we and our subsidiaries are not currently required to proactively apply to a cybersecurity review for the Business Combination or future offerings overseas, on the basis that (i) our subsidiaries are incorporated in Hong Kong, the Cayman Islands, and other jurisdictions outside of mainland China and operate in Hong Kong without any subsidiary or variable interest entities (“VIE”) structure in mainland China, and we do not maintain any office or personnel in mainland China; (ii) except for the Basic Law, the National Laws do not apply in Hong Kong unless they are listed in Annex III of the Basic Law and applied locally by promulgation or local legislation, and National Laws that may be listed in Annex III are currently limited under the Basic Law to those which fall within the scope of defense and foreign affairs as well as other matters outside the limits of the autonomy of Hong Kong, and PRC laws and regulations relating to data protection and cyber security have not been listed in Annex III as the date of this proxy are solely carried out by our overseas entities outside of mainland China for the purpose of offering services in Hong Kong and other jurisdictions outside of mainland China; (iv) we and our subsidiaries do not control more than one millions users’ personal information as of the date of this prospectus; (v) as of the date of this proxy statement/prospectus, we and our subsidiaries have not received any notice of identifying us as critical information infrastructure from any relevant PRC governmental authorities; and (vi) as of the date of this proxy statement/prospectus, none of us or our subsidiaries have been informed by any PRC governmental authority of any requirement for a cybersecurity review.

Additionally, we believe that we and our subsidiaries are compliant with the regulations and policies that have been issued by the CAC to date and there was no material change to these regulations and policies since the Business Combination. However, regulatory requirements on cybersecurity and data security in the mainland China are constantly evolving and can be subject to varying interpretations or significant changes, which may result in uncertainties about the scope of our responsibilities in that regard, and there can be no assurance that the relevant PRC governmental authorities, including the CAC, would reach the same conclusion as us. We will closely monitor and assess the implementation and enforcement of the Cybersecurity Review Measures. If the Cybersecurity Review Measures mandates clearance of cybersecurity and/or data security regulators and other specific actions to be completed by companies like us, we may face uncertainties as to whether we can meet such requirements timely, or at all.

On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”) and five supporting guidelines, which took effect on March 31, 2023. The Trial Measures requires companies in mainland China that seek to offer and list securities overseas, both directly and indirectly, to fulfill the filing procedures with the CSRC. According to the Trial Measures, the determination of the “indirect overseas offering and listing by companies in mainland China” shall comply with the principle of “substance over form” and particularly, an issuer will be required to go through the filing procedures under the Trial Measures if the following criteria are met at the same time: (i) 50% or more of the issuer’s operating revenue, total profits, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year are accounted for by companies in mainland China; and (ii) the main parts of the issuer’s business activities are conducted in mainland China, or its main places of business are located in mainland China, or the senior managers in charge of its business operation and management are mostly Chinese citizens or domiciled in mainland China. On the same day, the CSRC held a press conference for the release of the Trial Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which clarifies that (i) on or prior to the effective date of the Trial Measures, companies in mainland China that have already submitted valid applications for overseas offering and listing but have not obtained approval from overseas regulatory authorities or stock exchanges shall complete the filing before the completion of their overseas offering and listing; and (ii) companies in mainland China which, prior to the effective date of the Trial Measures, have already obtained the approval from overseas regulatory authorities or stock exchanges and are not required to re-perform the regulatory procedures with the relevant overseas regulatory authority or stock exchange, but have not completed the indirect overseas listing, shall complete the overseas offering and listing before September 30,2023, and failure to complete the overseas listing within such six-month period will subject such companies to the filing requirements with the CSRC.

Based on the assessment conducted by the management, we are not subject to the Trial Measures, because we are incorporated in the Cayman Islands and our subsidiaries are incorporated in Hong Kong, the Cyman Islands and other regions outside of mainland China and operate in Hong Kong without any subsidiary or VIE structure in mainland China, and we do not have any business operations or maintain any office or personnel in mainland China. However, as the Trial Measures and the supporting guidelines are newly published, there exists uncertainty with respect to the implementation and interpretation of the principle of “substance over form”. As of the date of this proxy statement/prospectus, there was no material change to these regulations and policies since the Business Combination. If our future securities offerings, and our listing on Nasdaq were later deemed as “indirect overseas offering and listing by companies in mainland China” under the Trial Measures, we may need to complete the filing procedures for our Business Combination and future secondary offerings, and listing. If we are subject to the filing requirements, we cannot assure you that we will be able to complete such filings in a timely manner or even at all.

Since these statements and regulatory actions are new, it is also highly uncertain in the interpretation and the enforcement of the above cybersecurity and overseas listing laws and regulation. There is no assurance that the relevant PRC governmental authorities would reach the same conclusion as us. If we and/or our subsidiaries are required to obtain approval or fillings from any governmental authorities, including the CAC and/or the CSRC, in connection with the listing or continued listing of our securities on a stock exchange outside of Hong Kong or mainland China, it is uncertain how long it will take for us and/or our subsidiaries to obtain such approval or complete such filing, and, even if we and our subsidiaries obtain such approval or complete such filing, the approval or filing could be rescinded. Any failure to obtain or a delay in obtaining the necessary permissions from or complete the necessary filing procedure with the PRC governmental authorities to conduct offerings or list outside of Hong Kong or mainland China may subject us and/or our subsidiaries to sanctions imposed by the PRC governmental authorities, which could include fines and penalties, suspension of business, proceedings against us and/or our subsidiaries, and even fines on the controlling shareholder and other responsible persons, and our subsidiaries’ ability to conduct our business, our ability to invest into mainland China as foreign investments or accept foreign investments, or our ability to list on a U.S. or other overseas exchange may be restricted, and our subsidiaries’ business, and our reputation, financial condition, and results of operations may be materially and adversely affected.

If we and/or our subsidiaries were to be required to comply with cybersecurity, data privacy, data protection, or any other PRC laws and regulations related to data and we and/or our subsidiaries cannot comply with such PRC laws and regulations, our subsidiaries’ business, financial condition, and results of operations may be materially and adversely affected.

We may be subject to a variety of cybersecurity, data privacy, data protection, and other PRC laws and regulations related to data, including those relating to the collection, use, sharing, retention, security, disclosure, and transfer of confidential and private information, such as personal information and other data. These laws and regulations apply not only to third-party transactions, but also to transfers of information within our organization. These laws and regulations may restrict our subsidiaries’ business activities and require us and/or our subsidiaries to incur increased costs and efforts to comply, and any breach or noncompliance may subject us and/or our subsidiaries to proceedings against such entity(ies), damage our reputation, or result in penalties and other significant legal liabilities, and thus may materially and adversely affect our subsidiaries’ business and our financial condition and results of operations.

As the laws and regulations related to cybersecurity, data privacy, and data protection in mainland China where our subsidiaries do not have operations are relatively new and evolving, and their interpretation and application may be uncertain, it is still unclear if we and/or our subsidiaries may become subject to such new laws and regulations.

The PRC Data Security Law, or the Data Security Law, which was promulgated by the Standing Committee of the National People’s Congress on June 10, 2021 and took effect on September 1, 2021, requires data collection to be conducted in a legitimate and proper manner, and stipulates that, for the purpose of data protection, data processing activities must be conducted based on data classification and hierarchical protection system for data security. According to Article 2 of the Data Security Law, it applies to data processing activities within the territory of mainland China as well as data processing activities conducted outside the territory of mainland China which jeopardize the national interest or the public interest of China or the rights and interest of any PRC organization and citizens. Any entity failing to perform the obligations provided in the Data Security Law may be subject to orders to correct, warnings and penalties including ban or suspension of business, revocation of business licenses or other penalties. As of the date of this proxy statement/prospectus, we do not have any operation or maintain any office or personnel in mainland China, and we have not conducted any data processing activities which may endanger the national interest or the public interest of China or the rights and interest of any Chinese organization and citizens. Therefore, we do not believe that the Data Security Law is applicable to us.

On August 20, 2021, the Standing Committee of the National People’s Congress of China promulgated the Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect on November 1, 2021. According to Article 3 of the Personal Information Protection Law, it is applied not only to personal information processing activities carried out in the territory of mainland China but also to personal information processing activities outside the mainland China for the purpose of offering products or services to domestic natural persons in the territory of mainland China. The offending entities could be ordered to correct, or to suspend or terminate the provision of services, and face confiscation of illegal income, fines or other penalties. As our subsidiaries’ services are provided in Hong Kong rather than in the mainland China to clients worldwide, including but not limited to clients of mainland China who visit our offices in these locations, we take the view that we and our subsidiaries are not subject to the Personal Information Protection Law.

On July 7, 2022, the Cyberspace Administration of China (the “CAC”) issued the Measures for Security Assessment of Outbound Data Transfer, or the Measures, which took effect on September 1, 2022. According to the Measures, in addition to the self-risk assessment requirement for provision of any data outside mainland China, a data processor shall apply to the competent cyberspace department for data security assessment and clearance of outbound data transfer in any of the following events: (i) outbound transfer of important data by a data processor; (ii) outbound transfer of personal information by an operator of critical information infrastructure or a data processor which has processed more than one million users’ personal data; (iii) outbound transfer of personal information by a data processor which has made outbound transfers of more than one hundred thousand users’ personal information or more than ten thousand users’ sensitive personal information cumulatively since January 1 of the previous year; (iv) such other circumstances where ex-ante security assessment and evaluation of cross-border data transfer is required by the CAC. As of the date of this proxy statement/prospectus, we and our subsidiaries have not collected, stored, or managed any personal information in mainland China. Therefore, we believe that the Measures is not applicable to us.

However, given the recency of the issuance of the above PRC laws and regulations related to cybersecurity and data privacy, we and our subsidiaries still face uncertainties regarding the interpretation and implementation of these laws and regulations and we could not rule out the possibility that any PRC governmental authorities may subject us and/or our subsidiaries to such laws and regulations in the future. If they are deemed to be applicable to us and/or our subsidiaries, we cannot assure you that we and our subsidiaries will be compliant with such new regulations in all respects, and we and/or our subsidiaries may be ordered to rectify and terminate any actions that are deemed illegal by the PRC governmental authorities and become subject to fines and other government sanctions, which may materially and adversely affect our subsidiaries’ business and our financial condition and results of operations.

If the Chinese government chooses to extend the oversight and control over offerings that are conducted overseas and/or foreign investment in mainland China-based issuers to Hong Kong-based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless.

Recent statements, laws and regulations by the Chinese government, including the Measures for Cybersecurity Review (2021), the PRC Personal Information Protection Law and the Trial Measures, have indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in China-based issuers. It is uncertain whether the Chinese government will adopt additional requirements or extend the existing requirements to apply to our Operating Subsidiaries located in Hong Kong. We could be subject to approval or review of Chinese regulatory authorities to pursue future offerings. Any future action by the PRC government expanding the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or CAC or filing with the CSRC could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless.

The enforcement of laws and rules and regulations in the PRC can change quickly with little advance notice. Additionally, the PRC laws and regulations and the enforcement of such that apply or are to be applied to Hong Kong can change quickly with little or no advance notice. As a result, the Hong Kong legal system embodies uncertainties which could limit the availability of legal protections, which could result in a material change in our operating Subsidiaries’ operations and/or the value of the securities we are offering.

As one of the conditions for the handover of the sovereignty of Hong Kong to China, China accepted conditions such as Hong Kong’s Basic Law. The Basic Law ensured Hong Kong will retain its currency (the Hong Kong Dollar), legal system, parliamentary system, and people’s rights and freedom for fifty years from 1997. This agreement has given Hong Kong the freedom to function with a high degree of autonomy. The Special Administrative Region of Hong Kong is responsible for its domestic affairs, including, but not limited to, the judiciary and courts of last resort, immigration, and customs, public finance, currencies, and extradition. Hong Kong continues using the English common law system. However, if the PRC government attempts to alter its agreement to allow Hong Kong to function autonomously, this could potentially impact Hong Kong’s common law legal system and may in turn bring about uncertainty in, for example, the enforcement of our contractual rights. This could, in turn, materially and adversely affect our operating Subsidiaries’ business and operations. Accordingly, we cannot predict the effect of future developments in the Hong Kong legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the pre-emption of local regulations by national laws.

There are political risks associated with conducting business in Hong Kong.

Substantially all of Aptorum’s operations are in Hong Kong. Accordingly, the business operations and financial conditions of our operating Subsidiaries will be affected by the political and legal developments in Hong Kong. Any adverse economic, social and/or political conditions, material social unrest, strike, riot, civil disturbance or disobedience, as well as significant natural disasters, may affect the market and may adversely affect our operations. Given the relatively small geographical size of Hong Kong, any of such incidents may have a widespread effect on our business operations, which could in turn adversely and materially affect our business, results of operations and financial condition.

Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, namely, Hong Kong’s constitutional document, which provides Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”. However, there is no assurance that there will not be any changes in the political arrangement between PRC and Hong Kong and the economic, political and legal environment in Hong Kong in the future. Since substantially all of Aptorum’s operations are based in Hong Kong, any change of such political arrangements may pose an immediate threat to the stability of the economy in Hong Kong, thereby directly and adversely affecting our results of operations and financial positions.

Based on certain recent development including the Law of the People’s Republic of China on Safeguarding National Security in the Hong Kong Special Administrative Region issued by the Standing Committee of the PRC National People’s Congress in June 2020, the U.S. State Department has indicated that the United States no longer considers Hong Kong to have significant autonomy from China and the United States signed an executive order and the Hong Kong Autonomy Act and an executive order to remove the preferential trade status of Hong Kong, pursuant to § 202 of the United States-Hong Kong Policy Act of 1992. The U.S. government has determined that Hong Kong is no longer sufficiently autonomous to justify preferential treatment in relation to the PRC, especially with the issuance of the Law of the People’s Republic of China on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) on July 1, 2020. Hong Kong will now be treated as Mainland China, in terms of visa application, academic exchange, tariffs and trading, etc. According to § 3(c) of the executive order issued on July 14, 2020, the license exception for exports and reexports to Hong Kong and transfer within the PRC is revoked, while exports of defense items are banned. On the other hand, the existing tariffs the U.S. imposed on Mainland China will also be applied to Hong Kong exports. Losing its special status, Hong Kong’s competitiveness as the logistic hub may deteriorate in the future as its tax benefits as a result of preferential situation no longer exists and companies might prefer exporting through other cities. The level of activities of domestic exports and re-exports and other trading activities in Hong Kong may decline owing to the tariff being imposed on Hong Kong exports and the export restriction. Legislative or administrative actions in respect of China-U.S. relations could cause investor uncertainty for affected issuers, including us, and the market price of our Ordinary Shares could be adversely affected.

Nasdaq may apply additional and more stringent criteria for our continued listing because our insiders hold a large portion of our listed securities.

Nasdaq Listing Rule 5101 provides Nasdaq with broad discretionary authority over the initial and continued listing of securities in Nasdaq and Nasdaq may use such discretion to deny initial listing, apply additional or more stringent criteria for the initial or continued listing of particular securities, or suspend or delist particular securities based on any event, condition, or circumstance that exists or occurs that makes initial or continued listing of the securities on Nasdaq inadvisable or unwarranted in the opinion of Nasdaq, even though the securities meet all enumerated criteria for initial or continued listing on Nasdaq. In addition, Nasdaq has used its discretion to deny initial or continued listing or to apply additional and more stringent criteria in the instances, including but not limited to: (i) where the company engaged an auditor that has not been subject to an inspection by PCAOB, an auditor that PCAOB cannot inspect, or an auditor that has not demonstrated sufficient resources, geographic reach, or experience to adequately perform the company’s audit; (ii) where the company planned a small public offering, which would result in insiders holding a large portion of the company’s listed securities; and (iii) where the company did not demonstrate sufficient nexus to the U.S. capital market, including having no U.S. shareholders, operations, or members of the board of directors or management. The insiders of our Company hold a large portion of the company’s listed securities. Therefore, we may be subject to the additional and more stringent criteria of Nasdaq for our continued listing, which might result in deficiency letters or inquiries that will take management’s time away from focusing on our operations.

Our and our subsidiaries’ business, our financial condition and results of operations, and/or the value of our Ordinary Shares or our ability to offer or continue to offer securities to investors may be materially and adversely affected by existing or future PRC laws and regulations which may become applicable to us or our subsidiaries.

We currently do not have or intend to have any subsidiary or any contractual arrangement to establish a variable interest entity structure with any entity in mainland China. All of our operating entities are in jurisdictions outside of mainland China. However, as our principal place of business is in Hong Kong, a special administrative region of China, there is no guarantee that if certain existing or future laws of the PRC become applicable to a company such as us, it will not have a material adverse impact on our business, financial condition and results of operations and/or our ability to offer or continue to offer securities to investors, any of which may cause the value of such securities to significantly decline or be worthless.

Except for the Basic Law, the national laws of the PRC do not apply in Hong Kong unless they are listed in Annex III of the Basic Law and applied locally by promulgation or local legislation. National laws that may be listed in Annex III are currently limited under the Basic Law to those which fall within the scope of defense and foreign affairs as well as other matters outside the limits of the autonomy of Hong Kong. National laws and regulations relating to data protection, cybersecurity and anti-monopoly have not been listed in Annex III and so do not apply directly to Hong Kong.

The laws and regulations in the PRC are evolving, and their enactment timetable, interpretation and implementation involve significant uncertainties. To the extent any PRC laws and regulations become applicable to us, we may be subject to the risks and uncertainties associated with the legal system in the PRC, including with respect to the enforcement of laws and the possibility of changes of rules and regulations with little or no advance notice. We currently do not have plan to expand our operation or acquire any operation in the mainland China. However, we may also become subject to the laws and regulations of the PRC to the extent we commence business and customer facing operations in mainland China as a result of any future acquisition, expansion or organic growth. There is no guarantee that this will continue to be the case in the future in relation to the continued listing of our securities on a securities exchange outside of the PRC, or even when such permission is obtained, it will not be subsequently denied or rescinded. It remains uncertain as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offering and other capital markets activities and due to the possibility that laws, regulations, or policies in the PRC could change rapidly in the future, it remains uncertain whether the PRC government will adopt additional requirements or extend the existing requirements to apply to our operating subsidiaries located in Hong Kong. It is also uncertain whether the Hong Kong government will be mandated by the PRC government, despite the constitutional constraints of the Basic Law, to control over offerings conducted overseas and/or foreign investment of entities in Hong Kong, including our operating subsidiaries. Any actions by the PRC government to exert more oversight and control over offerings (including businesses whose primary operations are in Hong Kong) that are conducted overseas and/or foreign investments in Hong Kong-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.

The PRC government exerts substantial influence and discretion over the manner in which companies incorporated under the laws of PRC must conduct their business activities. If we were to become subject to such direct influence or discretion, it may result in a material change in our operations and/or the value of Aptorum Class A ordinary shares, which would materially affect the interest of the investors.

The PRC legal system is evolving rapidly and the PRC laws, regulations, and rules may change quickly with little advance notice. In particular, because these laws, rules and regulations are relatively new, and because of the limited number of published decisions and the non-precedential nature of these decisions, the interpretation of these laws, rules and regulations may contain inconsistences, the enforcement of which involves uncertainties. The PRC government has exercised and continues to exercise substantial control over many sectors of the PRC economy through regulation and/or state ownership. Government actions have had, and may continue to have, a significant effect on economic conditions in the PRC and businesses which are subject to such government actions.

We have business operations in Hong Kong, but not in mainland China, and we directly, or indirectly via our subsidiaries, own equity interests in our operating entities, none of which are located in mainland China; we also maintain economic control over one VIE (Libra Sciences Limited), which is incorporated under the laws of Cayman Islands and conducted operations in Hong Kong. Our principal executive offices are located in Europe, but our principal place of business is in Hong Kong, a special administrative region of China. The PRC government does not exert direct influence and discretion over the manner in which we conduct our business activities outside of mainland China, however, there is no guarantee that we will not be subject to such direct influence or discretion in the future due to changes in laws or other unforeseeable reasons or as a result of our future expansion or acquisition of operations in mainland China. See “— Our business, financial condition and results of operations, and/or the value of Aptorum Class A ordinary shares or our ability to offer or continue to offer securities to investors may be materially and adversely affected to the extent the laws and regulations of the PRC become applicable to a company such as us.”

We currently do not have plans to expand our operation or acquire any operation in the mainland China. However, if we were to become subject to the direct intervention or influence of the PRC government at any time due to changes in laws or other unforeseeable reasons or as a result of our future development, expansion or acquisition of operations in the PRC, it may require a material change in our operations and/or result in increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply. In addition, the market prices of Aptorum Class A ordinary shares could be adversely affected as a result of anticipated negative impacts of any such government actions, as well as negative investor sentiment towards Hong Kong-based companies subject to direct PRC government oversight and regulation, regardless of our actual operating performance. There can be no assurance that the Chinese government would not intervene in or influence our operations at any time.

We were not required to obtain permission from the PRC government to list on a U.S. securities exchange, however there is no guarantee that this will continue to be the case in the future in relation to the continued listing of our securities on a securities exchange outside of the PRC, or even when such permission is obtained, it will not be subsequently denied or rescinded. Any actions by the PRC government to exert more oversight and control over offerings (including of businesses whose primary operations are in Hong Kong) that are conducted overseas and/or foreign investments in Hong Kong-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities, including Aptorum Class A ordinary shares, to significantly decline or be worthless.

The enactment of Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) could impact our Hong Kong holding subsidiary.

On June 30, 2020, the Standing Committee of the PRC National People’s Congress adopted the Hong Kong National Security Law. This law defines the duties and government bodies of the Hong Kong National Security Law for safeguarding national security and four categories of offences — secession, subversion, terrorist activities, and collusion with a foreign country or external elements to endanger national security — and their corresponding penalties. On July 14, 2020, the former U.S. President Donald Trump signed the Hong Kong Autonomy Act, or HKAA, into law, authorizing the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. On August 7, 2020 the U.S. government imposed HKAA-authorized sanctions on eleven individuals, including former HKSAR chief executive Carrie Lam. On October 14, 2020, the U.S. State Department submitted to relevant committees of Congress the report required under HKAA, identifying persons materially contributing to “the failure of the Government of China to meet its obligations under the Joint Declaration or the Basic Law.” The HKAA further authorizes secondary sanctions, including the imposition of blocking sanctions, against foreign financial institutions that knowingly conduct a significant transaction with foreign persons sanctioned under this authority. The imposition of sanctions may directly affect the foreign financial institutions as well as any third parties or customers dealing with any foreign financial institution that is targeted. It is difficult to predict the full impact of the Hong Kong National Security Law and HKAA on Hong Kong and companies located in Hong Kong. If our Hong Kong subsidiaries are determined to be in violation of the Hong Kong National Security Law or the HKAA by competent authorities, our business operations, financial position and results of operations could be materially and adversely affected.

The Hong Kong legal system embodies uncertainties which could limit the availability of legal protections.

As one of the conditions for the handover of the sovereignty of Hong Kong to China, China accepted conditions such as Hong Kong’s Basic Law. The Basic Law ensured Hong Kong will retain its own currency (Hong Kong Dollar), legal system, parliamentary system and people’s rights and freedom for fifty years from 1997. This agreement has given Hong Kong the freedom to function with a high degree of autonomy. The Special Administrative Region of Hong Kong is responsible for its own domestic affairs including, but not limited to, the judiciary and courts of last resort, immigration and customs, public finance, currencies and extradition. Hong Kong continues using the English common law system.

However, if the PRC attempts to alter its agreement to allow Hong Kong to function autonomously, this could potentially impact Hong Kong’s common law legal system and may in turn bring about uncertainty in, for example, the enforcement of our contractual rights. This could, in turn, materially and adversely affect our business and operations. Additionally, intellectual property rights and confidentiality protections in Hong Kong may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the Hong Kong legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us, including our ability to enforce our agreements with our customers.

There remain some uncertainties as to whether we will be required to obtain approvals from Chinese authorities to list on the U.S. exchanges and offer or continue to offer securities in the future, and if required, we cannot assure you that we will be able to obtain such approval.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors (the “M&A Rules”), adopted by six PRC regulatory agencies in 2006 and amended in 2009, requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals to obtain the approval of the China Securities Regulatory Commission (“CSRC”) prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange.

We are also aware that recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in mainland China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over mainland-China-based companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. For example, on July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over mainland-China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws.

On December 28, 2021, the Cyberspace Administration of China (“CAC”), and other PRC authorities promulgated the Cybersecurity Review Measures, which took effect on February 15, 2022. In addition, the Cybersecurity Law, which was adopted by the Standing Committee of the National People’s Congress on November 7, 2016 and came into force on June 1, 2017, and the Cybersecurity Review Measures, or the “Review Measures”, provide that personal information and important data collected and generated by a critical information infrastructure operator in the course of its operations in mainland China must be stored in mainland China, and if a critical information infrastructure operator purchases internet products and services that affect or may affect national security, it should be subject to national security review by the CAC together with competent departments of the State Council. In addition, for critical information infrastructure operators, or the “CIIOs”, that purchase network-related products and services, the CIIOs shall declare any network-related product or service that affects or may affect national security to the Office of Cybersecurity Review of the CAC for cybersecurity review. Due to the lack of further interpretations, the exact scope of what constitutes a “CIIO” remains unclear. Further, the PRC government authorities may have wide discretion in the interpretation and enforcement of these laws. In addition, the Review Measures stipulates that any online platform operators holding more than one million users/users’ individual information shall be subject to cybersecurity review before listing abroad. As of the date hereof, neither we nor our subsidiaries have received any notice from any authorities identifying us or our subsidiaries as a CIIO or requiring us or our subsidiaries to undertake a cybersecurity review by the CAC. Further, as of the date hereof, neither we nor our subsidiaries have been subject to any penalties, fines, suspensions, or investigations from any competent authorities for violation of the regulations or policies that the CAC has issued.

On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the Data Security Law, which took effect on September 1, 2021. The Data Security Law requires that data shall not be collected by theft or other illegal means, and it also provides for a data classification and hierarchical protection system. The data classification and hierarchical protection system protects data according to its importance in economic and social development, and the damages it may cause to national security, public interests, or the legitimate rights and interests of individuals and organizations if the data is falsified, damaged, disclosed, illegally obtained or illegally used, which protection system is expected to be built by the state for data security in the near future. On November 14, 2021, CAC published the Regulations on the Data Security Administration Draft, or the “Data Security Regulations Draft”, to solicit public opinion and comments. Under the Data Security Regulations Draft, an overseas initial public offering to be conducted by a data processor processing the personal information of more than one million individuals shall apply for a cybersecurity review. Data processor means an individual or organization that independently makes decisions on the purpose and manner of processing in data processing activities, and data processing activities refers to activities such as the collection, retention, use, processing, transmission, provision, disclosure, or deletion of data. Currently we do not expect the Review Measures to have an impact on the business and operations of our Hong Kong subsidiaries, because (i) our Hong Kong subsidiaries are incorporated and operating in Hong Kong without any subsidiary or variety interest entity (“VIE”) structure in mainland China, and it is unclear whether the Review Measures shall be applied to a Hong Kong company; (ii) as of the date of hereof, our Hong Kong subsidiaries have not collected or stored personal information of any individual clients of mainland China; and (iii) as of the date hereof, our Hong Kong subsidiaries have not been informed by any PRC governmental authority of any requirement that it file for a cybersecurity review for the offering. Based on laws and regulations currently in effect in the PRC as of the date hereof, we believe our Hong Kong subsidiaries are not required to pass the cybersecurity review of the CAC in order to list Aptorum Class A ordinary shares in the U.S.

In addition, on February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and five supporting guidelines, which came into effect on March 31, 2023. Pursuant to the Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following its submission of initial public offerings or listing application. If a PRC company fails to complete required filing procedures or conceals any material fact or falsifies any major content in its filing documents, such PRC company may be subject to administrative penalties, such as order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines. In addition, on February 24, 2023, the CSRC, together with Ministry of Finance of the PRC, National Administration of State Secrets Protection and National Archives Administration of China, revised the Provisions on Strengthening Confidentiality and Archives Administration for Overseas Securities Offering and Listing which was issued by the CSRC, National Administration of State Secrets Protection and National Archives Administration of China in 2009, or the Provisions. The revised Provisions is issued under the title the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, and came into effect on March 31, 2023 together with the Trial Measures. One of the major revisions to the revised Provisions is expanding its application to cover indirect overseas offering and listing, as is consistent with the Trial Measures. The revised Provisions require that, including but not limited to (a) a domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals or entities including securities companies, securities service providers and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level; and (b) domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals and entities including securities companies, securities service providers and overseas regulators, any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall strictly fulfill relevant procedures stipulated by applicable national regulations. As of the date hereof, we have not received any formal inquiry, notice, warning, sanction, or objection from the CSRC with respect to the listing of Aptorum Class A ordinary shares. However, there remains significant uncertainty as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offerings and other capital markets activities. If it is determined that we are subject to the Trial Measures for the listing of the Ordinary Shares on the Nasdaq, we may fail to obtain required approval, complete required filing or meet such requirements in a timely manner or at all, or completion could be rescinded. Any failure or perceived failure of us to fully comply with such new regulatory requirements could significantly limit or completely hinder our ability to offer or continue to offer securities to investors, cause significant disruption to our business operations, and severely damage our reputation, which could materially and adversely affect our financial condition and results of operations and could cause the value of our securities to significantly decline or be worthless.

If we are determined to be subject to the Draft Rules Regarding Overseas Listings, we cannot assure you that we will be able to receive clearance of such filing requirements in a timely manner, or at all, even though we believe that none of the situations that would clearly prohibit overseas listing and offering applies to us. Based on laws and regulations currently in effect in the PRC as of the date hereof, we believe our Hong Kong subsidiaries are not required to obtain regulatory approval from the CSRC in order to list Aptorum Class A ordinary shares in the U.S.

Since these proposed rules, statements and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. Any failure of us to full comply with new regulatory requirements may significantly limit or completely hinder our ability to offer or continue to offer the Aptorum Class A ordinary shares, cause significant disruption to our business operations, severely damage our reputation, materially and adversely affect our financial condition and results of operations, and cause the Aptorum Class A ordinary shares to significantly decline in value or become worthless.

As of the date hereof, we believe are not required to obtain approvals from the PRC authorities to operate our business or list on the U.S. exchanges and offer or continue to offer securities; specifically, we are currently not required to obtain any permission or approval from the CSRC, the CAC or any other PRC governmental authority to operate our business or to list our securities on a U.S. securities exchange or issue securities to foreign investors. However, if we and our Hong Kong subsidiaries (i) do not receive or maintain such approval, should the approval be required in the future by the PRC government, (ii) inadvertently conclude that such approval is not required, or (iii) applicable laws, regulations, or interpretations change and we are required to obtain such approval in the future, our operations and financial condition could be materially adversely affected, and our ability to offer or continue to offer securities to investors could be significantly limited or completely hindered and the securities currently being offered may substantially decline in value and become worthless.

Nevertheless, since these statements and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain what potential impact such modified or new laws and regulations will have on Aptorum Group’s daily business operations, our ability to accept foreign investments and the listing of Aptorum Class A ordinary shares on a U.S. or other foreign exchanges. If there is significant change to current political arrangements between mainland China and Hong Kong, the PRC government intervenes or influences operations of companies operated in Hong Kong like us, or exerts more control through change of laws and regulations over offerings conducted overseas and/or foreign investment in issuers like us, it may result in a material change in our operations and/or the value of the securities we are registering for sale or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of Aptorum Class A ordinary shares to significantly decline or become worthless.

Operations in Hong Kong may be subject to risks associated with the broader PRC that could adversely affect our business.

There are several risks associated with our operations in Hong Kong, including but not limited to:

•        Regulatory Changes and Governmental Control: The PRC government has significant authority to intervene in the operations of businesses, and any changes in laws, regulations, or enforcement policies could adversely impact our operations in Hong Kong and any future opportunities in the region.

•        Geopolitical and Economic Instability: Ongoing tensions between the PRC and other countries, particularly the U.S., may affect trade policies, tariffs, and overall market conditions, which could disrupt our supply chain or future business in Hong Kong.

•        Currency and Capital Flow Restrictions: The PRC government imposes controls on the movement of funds into and out of the country, which could limit our ability to repatriate funds or invest in remaining operations.

•        Hong Kong’s Evolving Legal Environment: The integration of certain aspects of Hong Kong’s governance with the PRC’s legal framework has created uncertainties regarding autonomy, regulatory consistency, and legal protections.

Any adverse developments related to our operations in Hong Kong could have a material adverse effect on our business, financial condition, and results of operations.

Uncertainties with respect to the legal system of the People’s Republic of China (the “PRC”) and tax regime, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in policies, laws, and regulations in the PRC could adversely affect us.

We are subject to certain legal and operational risks associated with having operations in Hong Kong. The PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis, or at all, and may have retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. Such unpredictability towards our contractual, property and procedural rights and any failure to quickly respond to changes in the regulatory environment in the PRC could adversely affect our business, financial condition, and results of operations, and impede our ability to continue our operations in Hong Kong.

The PRC government may intervene or influence our operations at any time, with little advance notice, as the PRC government deems appropriate to further regulatory, political and societal goals, which may potentially result in a material adverse effect on our operations. The enforcement of laws and rules and regulations in China can change quickly with little advance notice. Additionally, the PRC laws and regulations and the enforcement of such that apply or are to be applied to Hong Kong can change quickly with little or no advance notice. We cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could adversely affect our business, financial condition, and results of operations, as well as cause a material change in the value of our securities. Further, currently under the Basic Law of the Hong Kong Special Administrative Region of the PRC (the “Basic Law”), Hong Kong is self-governed by its own government under the PRC framework of “one country two systems” with a high degree of autonomy under its local constitution. We cannot assure you, however, that the PRC will maintain the “one country two systems” framework, and the PRC government may seek to further influence the business conduct of entities organized under the laws of Hong Kong, including our Hong Kong operations. If the PRC government were to enact laws and regulations in the future that resulted in significant oversight or other restrictions on the conduct of the business of our Hong Kong operations, it could materially and adversely affect our business, financial condition, and results of operations.

It may be difficult for overseas shareholders and/or regulators to conduct investigations or collect evidence within China.

Shareholder claims or regulatory investigations that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanisms. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests.

We have ceased to qualify as an “emerging growth company” and will incur increased costs as a result.

We ceased to be an “emerging growth company” on December 31, 2023. Accordingly, we are no longer eligible for reduced disclosure requirements and exemptions available to EGCs and, among other things, will formally become subject to new accounting pronouncement effective dates for non-EGCs. While we have determined that we are neither an accelerated filer nor a large accelerated filer (as such terms are defined under U.S. federal securities laws) and therefore not required to obtain an attestation report from our independent registered public accounting firm on the effectiveness of our internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act, we nevertheless expect to incur additional legal, accounting, financial and other costs associated with being a public company that is not an EGC, including mandatory adoption of new accounting pronouncements. We may also incur costs associated with compliance with the requirements of additional disclosure requirements, including Section 404(b) of the Sarbanes-Oxley Act in the event that we determine that we have become an accelerated filer or large accelerated filer.

Further, investors may find our securities less attractive because of our reliance on the foregoing exemption from Section 404(b) of the Sarbanes-Oxley Act, as well as any other exemptions available to us under U.S. federal securities laws. This could contribute to a less active trading market for our securities and prices of the securities may be more volatile or decline.

Risks Related to DiamiR’s Business and Operations

DiamiR may not complete the Merger or may be delayed in completing the Merger.

The DiamiR Merger is at the very early stages and will be subject to the completion of satisfactory due diligence, negotiation of definitive agreements, obtaining applicable corporate, regulatory and other third-party approvals and the fulfillment of customary closing conditions. There is no certainty and DiamiR can provide no assurances that the parties will successfully negotiate and enter into a definitive agreement, or that the DiamiR merger will be consummated on the terms or timeframe currently contemplated, or at all. If the DiamiR merger is not completed as contemplated, DiamiR could suffer adverse consequences, including the loss of investor confidence, volatility and a significant decrease in the market prices of its securities and reputational harm. In addition, any delay in completing the merger could cause DiamiR not to realize some or all of the benefits that it expects to achieve if the merger is successfully completed within the expected timeframe. There is no guarantee that DiamiR will find an alternative entity with which to merge.

If researchers, clinicians and healthcare administrators do not adopt DiamiR’s screening and diagnostic products, DiamiR will not achieve future sales growth.

DiamiR’s business model is heavily reliant on the adoption of its products by researchers, clinicians, and healthcare administrators (“Industry Advocates”). These professionals play a critical role in the healthcare ecosystem, influencing both the acceptance and the utilization of new medical technologies. A failure to secure and maintain adoption among these groups poses a significant risk to DiamiR’s operations. New products frequently are subject of slow adoption by healthcare specialists partly due to perceived liability risks and the uncertainty of third-party reimbursement. It is critical to the success of DiamiR’s future sales growth that it continues to work with key opinions leaders in the field, educate healthcare specialists about CogniMIR® and other assays in development, and demonstrate the clinical utility of its technology. If Industry Advocates do not believe in DiamiR’s products, market acceptance of its products could fail to increase or could decrease, and its business could be harmed. Additionally, a lack of support from Industry Advocates could reduce the rate of coverage and reimbursement by both public and private third-party payors for DiamiR’s products and services, which may further slow the market adoption of its product by physicians, significantly reduce its ability to achieve expected revenues and prevent DiamiR from becoming profitable. Slow adoption of DiamiR’s product by Industry Advocates would significantly reduce its ability to achieve expected sales and could prevent DiamiR from achieving and maintaining profitability.

New product development and clinical validation involves a lengthy and complex process, and DiamiR may be unable to commercialize CogniMIR® or any other products it may develop on a timely basis, or at all.

It takes significant time to fully develop and commercialize CogniMIR® for risk of early neurodegeneration, and therefore its launch may be delayed or may not be successful. There can be no assurance that CogniMIR® will be successful in the risk assessment of Mild Cognitive Impairment and early Alzheimer’s disease for a variety of technical and market reasons. DiamiR’s other molecular diagnostic products, which are currently in various stages of early development, will take time to develop and commercialize, if DiamiR is able to commercialize them at all. Prior to commercializing any new products, DiamiR will need to conduct substantial research and development, including validation studies. DiamiR’s product development efforts involve a high degree of risk and may fail for many reasons, including failure to demonstrate the clinical utility of the product. As DiamiR develops products, DiamiR will have to make significant investments in product development and marketing resources. In addition, competitors may develop and commercialize competing products faster than DiamiR is able to do so. If DiamiR is unable to commercialize CogniMIR®, DiamiR may not be able to carry out its business.

DiamiR relies on a sole supplier for some of the materials used in its tests and services, and DiamiR may not be able to find replacements or transition to alternative suppliers in a timely manner.

DiamiR relies on different sole suppliers for certain materials, kits and supplies that DiamiR uses to perform its tests and services for its diagnostic tests. For example, DiamiR relies on Qiagen Gmbh for its qPCR reagents and plates. DiamiR does not maintain an agreement with Qiagen Gmbh; their reagents are readily available for purchase, additionally, the volume of DiamiR’s business is not material to them. In addition to Qiagen, DiamiR works with other multinational stable corporations for its supplies. Although DiamiR does not currently have any agreements with other suppliers and technologies, DiamiR believes other providers, such as ThermoFisher, which offers the TaqMan qPCR kits are easily accessible and DiamiR can quickly begin working with them, if necessary. At the time of this filing all other reagents DiamiR uses are commonly available through multiple vendors on similar terms.

From time to time, DiamiR also may purchase other reagents used in its tests and services from sole-source suppliers. While DiamiR may develop alternate sourcing strategies for these materials and vendors, DiamiR cannot be certain whether these strategies will be effective, or the alternative sources will be available in a timely manner. If these suppliers can no longer provide DiamiR with the supplies DiamiR needs to perform its tests and services, if the materials do not meet DiamiR’s quality specifications, or if DiamiR cannot obtain acceptable substitute materials, an interruption in test processing and services could occur. Any such interruption may directly impact DiamiR’s revenue and cause DiamiR to incur higher costs.

If DiamiR cannot enter into and maintain new clinical collaborations, its efforts to commercialize CogniMIR® and its development of other products could be delayed.

DiamiR currently has several ongoing collaborations with highly regarded academic institutions in the NDs field. DiamiR’s success in the future may depend in part on its ability to enter into agreements with other leading institutions in the NDs field. In the process of seeking clinical collaborations in the future DiamiR expects to engage in discussions with third parties, which may or may not lead to collaborations.

If DiamiR’s clinical tests do not perform as expected in its validation studies, DiamiR may not be able to achieve widespread market adoption among physicians, which would cause its operating results, reputation, and business to suffer.

There is no guarantee that the accuracy and reproducibility DiamiR has demonstrated to date will continue in its planned clinical validation studies. As a result, the failure of DiamiR’s products to perform as expected would significantly impair its operating results and its reputation. DiamiR may be subject to legal claims arising from any defects or errors in its clinical services tests.

DiamiR’s ability to commercialize the diagnostic products that DiamiR develops is dependent on its relationships with laboratory services providers and support of its products.

DiamiR relies on third-party providers to draw the donor blood samples and prepare plasma in accordance with its protocol. DiamiR’s business will suffer if these service providers do not support CogniMIR® or the other products that DiamiR may develop. A lack of acceptance of DiamiR’s products by these service providers could result in lower test volume. DiamiR’s business may suffer from the repetition of the process and increased costs.

DiamiR intends to market some of its tests as LDTs, and future changes in FDA enforcement discretion for LDTs could subject its operations to much more significant regulatory requirements.

The FDA has historically operated under a policy of enforcement discretion with respect to LDTs whereby the FDA did not actively enforce its regulatory requirements for such tests. Changes to this policy could significantly increase the costs and expenses of conducting, or otherwise harm, DiamiR’s business, financial condition and results of operations. Even if such tests are authorized for marketing by the FDA, the agency could limit the test’s indications for use, which may significantly limit the market for that product and may adversely affect DiamiR’s business and financial condition.

DiamiR has a limited operating history, which makes it difficult to predict future prospects and financial performance.

Substantially all of DiamiR’s operations are conducted through its wholly-owned subsidiary, DiamiR LLC, which started operation in September 2009. DiamiR has been operating as a consolidated company since October 1, 2014. Due to this limited operating history, it may be difficult to evaluate DiamiR’s business prospects and future financial performance. As of the date of this filing, DiamiR has not yet generated revenues from its products. There is no guarantee that DiamiR will be able to generate any significant revenues. DiamiR faces numerous risks and uncertainties in the competitive markets. In particular, DiamiR has not proven that it can:

•        maintain relationships with key customers and strategic partners that will be necessary to optimize the market value of its products and services;

•        successfully identify and respond to emerging trends in DiamiR’s market areas;

•        raise sufficient capital in the public and/or private markets; or

•        respond effectively to competitive pressures.

DiamiR’s ability to generate revenue and achieve profitability is dependent on its ability to complete the development of its product candidates, obtain necessary regulatory approvals, and have its products under development manufactured and successfully marketed, of which there can be no guarantee. Although DiamiR has received revenue in the past from providing testing services to life sciences companies, and may again in the future, DiamiR cannot be certain that such services will bring sufficient revenue to support its operation and R&D. Thus, DiamiR may not be able to generate a profit until its product candidates become profitable.

There is substantial doubt about DiamiR’s ability to continue as a going concern.

DiamiR’s auditors have indicated in their audit opinion there is substantial doubt as to DiamiR’s ability to continue as a going concern in their audit report on its audited financial statements for the year ended May 31, 2025. Since its inception in December 2009, DiamiR’s operations have been funded through capital contributions of its founders as well as grant funding received through the government agencies and a private foundation. DiamiR’s management believes this capital is insufficient to fund its operations for the next twelve months and does not anticipate that DiamiR’s existing working capital alone will be sufficient to fund its operations through the successful development and commercialization of products. As a result, DiamiR will need additional capital to fund its operations and continue to conduct activities to support its product development and commercialization activities. DiamiR’s failure to raise additional funds may require DiamiR to suspend or cease its activities altogether which could result in the loss of your investment.

If DiamiR fails to raise additional capital, its ability to implement its business model and strategy could be compromised.

DiamiR has limited capital resources and operations. To date, DiamiR’s operations have been funded entirely from the proceeds from equity financings, loans from shareholders or grants. DiamiR expects to require substantial additional capital in the near future to develop and market new products, services and technologies.

DiamiR believes that it will require a substantial amount of capital to fund the expenses for research and development (“R&D), and compensation of its executive management and employees. These projected operating expenses are based solely on DiamiR’s rough estimates and do not include any extraordinary items or expenditures, which may be incurred from time to time during the course of its business.

Accordingly, if DiamiR does not receive additional financing in the future, DiamiR may be unable to carry out its full business plan. DiamiR currently does not have commitments for financing to meet its expected needs and DiamiR may not be able to obtain additional financing on terms acceptable to it, or at all. Even if DiamiR obtains financing for its near-term operations and product development, DiamiR expects that it will require additional capital beyond the near term. If DiamiR is unable to raise capital when needed, its business, financial condition and results of operations would be materially adversely affected, and it could be forced to reduce or discontinue its operations.

If DiamiR borrows money to expand its business, the likelihood that investors may lose some or all of their investment may increase.

DiamiR anticipates that it may incur debt for financing its growth. DiamiR’s ability to borrow funds will depend upon a number of factors, including the condition of the financial markets. If DiamiR receives debt financing, it will have priority in any liquidation over the claims of holders of its stockholders, which could increase the risk of loss of your investment. In addition, DiamiR’s payment obligations with respect to any indebtedness could divert funds away from its operations, marketing and product development efforts.

The ongoing uncertainty in global economic conditions may negatively impact DiamiR’s business, operating results or financial condition.

The continuing unfavorable global economic conditions and uncertainty have caused a general tightening in the credit markets, lower levels of liquidity, increases in the rates of default and bankruptcy and extreme volatility in credit, equity and fixed income markets. These macroeconomic conditions could negatively affect DiamiR’s business, operating results or financial condition in a number of ways. For example, potential future clients may be unable to fund purchases of products and services, which could cause them to delay, decrease or cancel purchases of DiamiR’s products and services or to not pay DiamiR or to delay paying DiamiR for previously purchased products and services. DiamiR’s clients may cease business operations or conduct business on a greatly reduced basis.

DiamiR faces significant, evolving competition which, if it fails to properly address, could adversely affect its business, results of operations, and financial condition.

The markets for molecular diagnostics are intensely competitive, and DiamiR faces significant competition from a number of different sources. Several of DiamiR’s competitors have substantially greater name recognition and financial, technical, product development and marketing resources than DiamiR does. There has been significant merger and acquisition activity among a number of its competitors in recent years. Transaction induced pressures, or other related factors may result in negative market dynamics that could adversely affect DiamiR’s business, results of operations and financial condition.

DiamiR competes in all of its markets with other major molecular diagnostics companies. Competitive pressures and other factors, such as new product introductions by DiamiR or its competitors, may result in price or market share erosion that could adversely affect its business, results of operations and financial condition. Also, there can be no assurance that DiamiR’s products will achieve broad market acceptance or will successfully compete with other similar products available in the market.

DiamiR may engage in future acquisitions, which may be expensive and time consuming and from which it may not realize anticipated benefits.

DiamiR may acquire additional businesses, technologies, and products if DiamiR determines that these additional businesses, technologies, and products are likely to serve its strategic goals. The specific risks DiamiR may encounter in these types of transactions include but are not limited to the following:

•        potentially dilutive issuances of its securities, the incurrence of debt and contingent liabilities and amortization expenses related to intangible assets with indefinite useful lives, which could adversely affect its results of operations and financial condition;

•        using cash as acquisition currency may adversely affect interest or investment income, which may in turn adversely affect its earnings and/or earnings per share;

•        difficulty in fully or effectively integrating any acquired technologies or software products into its current products and technologies, which would prevent DiamiR from realizing the intended benefits of the acquisition;

•        difficulty in predicting and responding to issues related to product transition such as development, distribution and client support;

•        the possible adverse effect of such acquisitions on existing relationships with third party partners and suppliers of technologies and services;

•        the possibility that staff or clients of the acquired company might not accept new ownership and may transition to different technologies or attempt to renegotiate contract terms or relationships, including maintenance or support agreements;

•        the possibility that the due diligence process in any such acquisition may not completely identify material issues associated with product quality, product architecture, product development, intellectual property issues, key personnel issues or legal and financial contingencies, including any deficiencies in internal controls and procedures and the costs associated with remedying such deficiencies;

•        difficulty in entering geographic and business markets in which DiamiR has no or limited prior experience;

•        difficulty in integrating acquired operations due to geographical distance and language and cultural differences; and

•        the possibility that acquired assets become impaired, requiring DiamiR to take a charge to earnings which could be significant.

A failure to successfully integrate acquired businesses or technology could, for any of these reasons, have an adverse effect on DiamiR’s financial condition and results of operations.

DiamiR’s operations are dependent upon its key personnel. If such personnel were to leave unexpectedly, DiamiR may not be able to execute its business plan.

DiamiR’s future performance depends in significant part upon the continued service of its key scientists and senior management personnel, many of whom have been with it for a significant period of time. These personnel have acquired specialized knowledge and skills with respect to DiamiR’s business. Because at the time of this filing DiamiR has have 4 full-time employees and 3 part-time employees, DiamiR believes that it has a relatively small number of employees when compared to other leading companies in its industry, its dependence on maintaining its relationships with key employees is particularly significant. DiamiR is also dependent on its ability to attract high quality personnel, particularly in the areas of sales and applications development.

The industry in which DiamiR operates is characterized by a high level of employee mobility and aggressive recruiting of skilled personnel. There can be no assurance that DiamiR’s current employees will continue to work for it. Loss of services of key employees could have an adverse effect on DiamiR’s business, results of operations and financial condition. Furthermore, DiamiR may need to grant additional equity incentives to key employees and provide other forms of incentive compensation to attract and retain such key personnel. Equity incentives may be dilutive to DiamiR’s per share financial performance. Failure to provide such types of incentive compensation could jeopardize DiamiR’s recruitment and retention capabilities.

DiamiR has identified material weaknesses in its internal control over financial reporting which, if not corrected, could affect the reliability of its financial statements, and have other adverse consequences.

DiamiR is a private company with limited accounting personnel and other resources with which to address its internal controls and procedures. It believes its current systems and internal controls are sufficient to ensure that its financial reporting is accurate at this stage of its operations.

In connection with the audits of DiamiR’s financial statements for the years ended May 31, 2025 and 2024, material weaknesses in its internal control over financial reporting were identified in relation to its lack of in-house expertise related to U.S. GAAP, as well as the absence of comprehensive written control policies, or an internal audit function to ensure its internal controls are properly designed and implemented. There is also a lack of segregation of duties in financial reporting, and DiamiR does not have an audit committee. These material weaknesses are due to DiamiR’s lack of working capital to hire additional staff. At its present state of development, DiamiR currently lacks the resources necessary to put in place such controls and procedures or to effectively monitor certain functions related to its controls and procedures. To date, DiamiR has relied on third-party consultants to supplement its financial reporting and controls and procedures.

Given that DiamiR has been operating as a private company, it did not have the necessary formalized processes to effectively implement review controls within its internal control over financial reporting.

If DiamiR fails to implement any required improvements to address any material weaknesses in its internal control over financial reporting, such material weaknesses could result in inaccuracies in its financial statements and could also impair its ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis.

The elimination of personal liability against DiamiR’s directors and officers under Delaware law and the existence of indemnification rights held by its directors, officers and employees may result in substantial expenses.

DiamiR’s bylaws (“Bylaws”) provides that it is obligated to indemnify each of its directors or officers to the fullest extent authorized by Delaware law. Those indemnification obligations could expose DiamiR to substantial expenditures to cover the cost of settlement or damage awards against its directors or officers, which it may be unable to afford. Further, those provisions and resulting costs may discourage DiamiR or its stockholders from bringing a lawsuit against any of its current or former directors or officers for breaches of their fiduciary duties, even if such actions might otherwise benefit its stockholders.

DiamiR’s principal stockholders and management own a significant percentage of its capital stock and are able to exert a controlling influence over its business affairs and matters submitted to stockholders for approval, including a change in its corporate control even if its other shareholders wanted it to occur.

Currently, DiamiR’s executive officers, directors, and principal shareholders beneficially own, in the aggregate, approximately 84.9% of its outstanding Common Stock. Specifically, its two co-founders, Kira Sheinerman and Samuil Umansky, who are daughter and father, own and control a combined 84.9% of DiamiR’s currently outstanding common stock, with Dr. Sheinerman, who is also its Executive Director, owning approximately 44.9% of outstanding common stock, and Dr. Umansky, who has retired as its Chief Scientific Officer, owning approximately 40.0% of outstanding common stock. Furthermore, DiamiR’s Bylaws provide that “any action which may be taken by the vote of the stockholders at an annual or special meeting may be taken without a meeting if authorized by the written consent of stockholders holding at least a majority of the voting power.” Accordingly, and as a result of their ownership, these two shareholders of DiamiR currently control substantially all matters requiring approval by DiamiR’s stockholders, including the election of all directors and approval of significant corporate transactions. This could make it impossible for other stockholders to influence the affairs of DiamiR and could delay or prevent an outside party from acquiring or merging with DiamiR even if its other shareholders wanted it to occur. This concentration of ownership may also have the effect of delaying or preventing a change of control of DiamiR or discouraging others from making tender offers for its shares, which could prevent its stockholders from receiving a premium for its shares. Some of these persons or entities who make up DiamiR’s principal stockholders may have interests different from other shareholders of DiamiR.

DiamiR’s information technology systems or data, or those of DiamiR’s service providers or customers or users could be subject to cyber-attacks or other security incidents, which could result in data breaches, intellectual property theft, claims, litigation, regulatory investigations, significant liability, reputational damage and other adverse consequences.

DiamiR continues to expand its information technology (or IT) systems as its operations grow, such as product data management, procurement, inventory management, production planning and execution, sales, service and logistics, dealer management, financial, tax and regulatory compliance systems. This includes the implementation of new internally developed systems and the deployment of such systems in the U.S. and abroad. While, DiamiR maintains information technology measures designed to protect it against intellectual property theft, data breaches, sabotage and other external or internal cyber-attacks or misappropriation, its systems and those of their service providers are potentially vulnerable to malware, ransomware, viruses, denial-of-service attacks, phishing attacks, social engineering, computer hacking, unauthorized access, exploitation of bugs, defects and vulnerabilities, breakdowns, damage, interruptions, system malfunctions, power outages, terrorism, acts of vandalism, security breaches, security incidents, inadvertent or intentional actions by employees or other third parties, and other cyber-attacks.

To the extent any security incident results in unauthorized access or damage to or acquisition, use, corruption, loss, destruction, alteration or dissemination of DiamiR’s data, including intellectual property and personal information, or DiamiR’s products, or for it to be believed or reported that any of these occurred, it could disrupt DiamiR’s business, harm its reputation, compel it to comply with applicable data breach notification laws, subject it to time consuming, distracting and expensive litigation, regulatory investigation and oversight, mandatory corrective action, require it to verify the correctness of database contents, or otherwise subject it to liability under laws, regulations and contractual obligations, including those that protect the privacy and security of personal information. This could result in increased costs to DiamiR and result in significant legal and financial exposure and/or reputational harm.

DiamiR also relies on service providers, and similar incidents relating to their information technology systems could also have a material adverse effect on DaimiR’s business. There have been and may continue to be significant supply chain attacks. DiamiR’s service providers, including its workforce management software provider, have been subject to ransomware and other security incidents, and DiamiR cannot guarantee that it or its service providers’ systems have not been breached or that they do not contain exploitable defects, bugs, or vulnerabilities that could result in a security incident, or other disruption to, it or its service providers’ systems. DiamiR’s ability to monitor its service providers’ security measures is limited, and, in any event, malicious third parties may be able to circumvent those security measures.

Further, the implementation, maintenance, segregation and improvement of these systems require significant management time, support and cost, and there are inherent risks associated with developing, improving and expanding its core systems as well as implementing new systems and updating current systems, including disruptions to the related areas of business operation. These risks may affect DaimiR’s ability to manage its data and inventory, procure parts or supplies or manufacture, sell, deliver and service products, adequately protect its intellectual property or achieve and maintain compliance with, or realize available benefits under, tax laws and other applicable regulations.

Moreover, if DiamiR does not successfully implement, maintain or expand these systems as planned, DiamiR’s operations may be disrupted, its ability to accurately and/or timely report its financial results could be impaired and deficiencies may arise in the Combined Company’s internal control over financial reporting, which may impact the Combined Company’s ability to certify its financial results. Moreover, DiamiR’s proprietary information, including intellectual property and personal information, could be compromised or misappropriated and its reputation may be adversely affected. If these systems or their functionality do not operate as DiamiR or the Combined Company expect them to, they may be required to expend significant resources to make corrections or find alternative sources for performing these functions.

A cyber security incident could cause a violation of the Health Insurance Portability and Accountability Act (HIPAA) and/or state consumer privacy laws, breach of customer and patient privacy, or other negative impacts.

DiamiR relies on its IT systems to manage scheduling and financial data, communicate with biopharma companies, including existing and prospective customers of DiamiR’s testing services, vendors, and other third parties, and summarize and analyze operating results. In addition, DiamiR has made investments in technology, including the engagement of a third-party IT provider. A cyber-attack that bypasses DiamiR’s IT security systems could cause an IT security breach, a loss of protected health information, or other data subject to privacy laws, a loss of proprietary business information, or a material disruption of DiamiR’s IT business systems. This in turn could have a material adverse impact on DiamiR’s business and result of operations. In addition, DiamiR’s future results of operations, as well as its reputation, could be adversely impacted by theft, destruction, loss, or misappropriation of public health information, other confidential data, or proprietary business information.

Computer malware, viruses, and hacking and phishing attacks by third parties have become more prevalent in our industry and may occur on DiamiR’s systems in the future. Because techniques used to obtain unauthorized access to or sabotage systems change frequently and generally are not recognized until successfully launched against a target, DiamiR or the Combined Company may be unable to anticipate these techniques or to implement adequate preventative measures. As cyber-security threats develop and grow, it may be necessary to make significant further investments to protect data and infrastructure. If an actual or perceived breach of security occurs, (i) DiamiR could suffer severe reputational damage adversely affecting customer or investor confidence, (ii) the market perception of the effectiveness of DiamiR’s security measures could be harmed, (iii) DiamiR could lose potential sales and existing customers, its ability to deliver its services or operate its business may be impaired, (iv) DiamiR may be subject to litigation or regulatory investigations or orders, and (v) DiamiR may incur significant liabilities. DiamiR’s insurance coverage may not be adequate to cover the potentially significant losses that may result from security breaches.

Risks Related to DiamiR’s Products and Service

If researchers, clinicians and healthcare administrators do not adopt DiamiR’s screening and diagnostic products, it will not achieve future sales growth.

DiamiR’s business model is heavily reliant on the adoption of its products by researchers, clinicians, and healthcare administrators (“Industry Advocates”). These professionals play a critical role in the healthcare ecosystem, influencing both the acceptance and the utilization of new medical technologies. A failure to secure and maintain adoption among these groups poses a significant risk to DiamiR’s operations. New products frequently are subject of slow adoption by healthcare specialists partly due to perceived liability risks and the uncertainty of third-party reimbursement. It is critical to the success of DiamiR’s future sales growth that it continues to work with key opinions leaders in the field, educate healthcare specialists about CogniMIR® and other assays in development, and demonstrate the clinical utility of its technology. If Industry Advocates do not believe in DiamiR’s products, market acceptance of its products could fail to increase or could decrease, and its business could be harmed. Additionally, a lack of support from Industry Advocates could reduce the rate of coverage and reimbursement by both public and private third-party payors for DiamiR’s products and services, which may further slow the market adoption of its product by physicians, significantly reduce its ability to achieve expected revenues and prevent it from becoming profitable. Slow adoption of DiamiR’s products by Industry Advocates would significantly reduce its ability to achieve expected sales and could prevent it from achieving and maintaining profitability.

New product development and clinical validation involves a lengthy and complex process, and DiamiR may be unable to commercialize CogniMIR® or any other products it may develop on a timely basis, or at all.

It takes significant time to fully develop and commercialize CogniMIR® for risk of early neurodegeneration, and therefore its launch may be delayed or may not be successful. There can be no assurance that CogniMIR® will be successful in the risk assessment of Mild Cognitive Impairment and early Alzheimer’s disease for a variety of technical and market reasons. DiamiR’s other molecular diagnostic products, which are currently in various stages of early development, will take time to develop and commercialize, if it is able to commercialize them at all. Prior to commercializing any new products, DiamiR’s will need to conduct substantial research and development, including validation studies. DiamiR’s product development efforts involve a high degree of risk and may fail for many reasons, including failure to demonstrate the clinical utility of the product. As DiamiR develops products, it will have to make significant investments in product development and marketing resources. In addition, competitors may develop and commercialize competing products faster than DiamiR are able to do so. If DiamiR is unable to commercialize CogniMIR®, it may not be able to carry out its business.

DiamiR’s research and development efforts will be hindered if it is not able to acquire or contract with third parties for access to additional plasma samples.

DiamiR’s test development relies on its ability to secure access to independent cohorts of plasma samples and related clinical data. Many academic/research centers collect these samples for research purposes. In the past, DiamiR has been able to access these samples and relevant clinical outcomes (when available) through research collaborations/agreements. Some of these samples have been stored in -80c freezers and will be available to DiamiR when its clinical validation work begins. One of the key drivers of risk for any clinical study is access to samples.

DiamiR’s studies focused on research, development and validation of its future products rely on access to single samples from multiple donors as well as multiple samples from the same donor over a period of time. Furthermore, DiamiR seeks access not only to archived samples but also to samples collected in prospective studies, which take a long time. Negotiating access to archived and prospectively collected donor samples and clinical data is typically a lengthy process involving several parties and approvals necessary to resolve complex issues such as research objectives and parameters, institutional review board approval, donor consent and privacy rights, publication rights, and intellectual property ownership. If DiamiR is not able to acquire or negotiate access to archived and prospectively collected donor plasma samples and related clinical data with source organizations, or if its competitors secure access to these samples before DiamiR, its ability to conduct studies to develop, validate and commercialize future tests will be limited or delayed. However, DiamiR believes that having frozen samples in its freezers reduces the risk of prolonged study timelines and allows DiamiR to more accurately estimate the number of samples in its study and to power the study accordingly.

DiamiR relies on a sole supplier for some of the materials used in its tests and services, and it may not be able to find replacements or transition to alternative suppliers in a timely manner.

DiamiR relies on different sole suppliers for certain materials, kits and supplies that it uses to perform its tests and services for its diagnostic tests. For example, DiamiR relies on Qiagen GmbH for its qPCR reagents and plates. DiamiR does not maintain an agreement with Qiagen GmbH; their reagents are readily available for purchase, additionally, the volume of DiamiR’s business is not material to them. In addition to Qiagen, DiamiR works with other multinational stable corporations for its supplies. Although DiamiR does not currently have any agreements with other suppliers and technologies, it believes other providers, such as ThermoFisher, which offers the TaqMan qPCR kits are easily accessible and it can quickly begin working with them, if necessary. At the time of this filing all other reagents DiamiR uses are commonly available through multiple vendors on similar terms.

From time to time, DiamiR also may purchase other reagents used in its tests and services from sole-source suppliers. While it may develop alternate sourcing strategies for these materials and vendors, DiamiR cannot be certain whether these strategies will be effective, or the alternative sources will be available in a timely manner. If these suppliers can no longer provide DiamiR with the supplies, DiamiR needs to perform its tests and services, if the materials do not meet its quality specifications, or if DiamiR cannot obtain acceptable substitute materials, an interruption in test processing and services could occur. Any such interruption may directly impact DiamiR’s revenue and cause it to incur higher costs.

If DiamiR cannot enter into and maintain new clinical collaborations, its efforts to commercialize CogniMIR® and its development of other products could be delayed.

DiamiR currently has several ongoing collaborations with highly regarded academic institutions in the NDs field. DiamiR’s success in the future may depend in part on its ability to enter into agreements with other leading institutions in the NDs field. In the process of seeking clinical collaborations in the future DiamiR expects to engage in discussions with third parties, which may or may not lead to collaborations.

If DiamiR’s clinical tests do not perform as expected in its validation studies, it may not be able to achieve widespread market adoption among physicians, which would cause its operating results, reputation, and business to suffer.

There is no guarantee that the accuracy and reproducibility DiamiR has demonstrated to date will continue in its planned clinical validation studies. As a result, the failure of its products to perform as expected would significantly impair its operating results and its reputation. DiamiR may be subject to legal claims arising from any defects or errors in its clinical services tests.

DiamiR’s ability to commercialize the diagnostic products that it develops is dependent on its relationships with laboratory services providers and support of its products.

DiamiR relies on third-party providers to draw the donor blood samples and prepare plasma in accordance with its protocol. The Company’s business will suffer if these service providers do not support CogniMIR® or the other products that it may develop. A lack of acceptance of its products by these service providers could result in lower test volume. DiamiR’s business may suffer from the repetition of the process and increased costs.

DiamiR may use third party collaborators to help us develop, validate, or commercialize any new products, and its ability to commercialize such products could be impaired or delayed if these collaborations are unsuccessful.

DiamiR may pursue strategic collaborations for the development, validation, and commercialization of any new diagnostic products it may develop. In any future third party collaboration, DiamiR may be dependent upon its collaborators performing their responsibilities and their cooperation. DiamiR cannot control the amount of time and effort its collaborators will devote to performing their responsibilities under DiamiR’s agreements with them. The development, validation and commercialization of its potential products may be delayed if collaborators fail to fulfill their responsibilities in a timely manner or in accordance with regulatory requirements or if they breach or terminate their collaboration agreements with DiamiR. In addition, a failure by third parties to perform their obligations in compliance with regulatory requirements may cause DiamiR’s development, validation, or commercialization of new products to fail to meet regulatory requirements, which may require it to repeat the process. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, DiamiR may be unable to obtain regulatory approval for or commercialize its future products. Furthermore, disputes with its collaborators could also impair DiamiR’s reputation or result in development delays, decreased revenues and litigation expenses.

If DiamiR cannot enter into new clinical study collaborations, its product development and subsequent commercialization could be delayed.

Historically, DiamiR has entered into clinical study collaborations with academic and medical institutions for access to clinical samples and expertise related to its tests and services, and its success in the future depends in part on its ability to enter into additional collaborations with highly regarded institutions. This can be difficult due to internal and external constraints placed on these organizations, and on occasion DiamiR key contact may leave the organization. Some organizations may limit the number of collaborations they have with any one company, so as to not be perceived as biased or conflicted. Organizations may also have insufficient administrative and related infrastructure to enable collaboration with many companies at once, which can extend the time it takes to develop, negotiate, and implement a collaboration. Moreover, it may take longer to obtain the samples DiamiR needs which could delay its trials, publications, and product launches and reimbursement. Additionally, organizations often insist on retaining the rights to publish the clinical data resulting from the collaboration. The publication of clinical data in peer-reviewed journals is a crucial step in commercializing and obtaining reimbursement for its diagnostic tests, and its inability to control when and if results are published may delay or limit its ability to derive sufficient revenue from them.

If DiamiR is unable to identify collaborators willing to work with us to conduct clinical utility studies, or the results of those studies do not demonstrate that a molecular diagnostic test do not impact patient treatment or physician behavior, commercial adoption of such test may be slow, which would negatively impact its business.

Clinical utility studies are designed to show the impact of the molecular diagnostic test results on patient care and management. Clinical utility studies are typically performed with collaborating physicians at medical centers and hospitals, and generally result in peer-reviewed publications. Sales and marketing representatives use these publications to demonstrate to customers how to use a molecular diagnostic clinical test, as well as why they should use it. These publications are also used with payers to obtain coverage for a molecular diagnostic test, helping to assure there is appropriate reimbursement. DiamiR will need to conduct additional studies for its molecular diagnostic tests and other diagnostic tests it plans to introduce, to increase the market adoption and obtain coverage and adequate reimbursement. Should DiamiR not be able to perform these studies, should the costs or length of time required for these studies exceed their value, or should their results not provide clinically meaningful data and value for oncologists and other physicians, adoption of its molecular diagnostic tests could be impaired, and DiamiR may not be able to obtain coverage and adequate reimbursement for them.

In the future, DiamiR may rely on third parties to process and transmit claims to payers for its clinical services, and any delay in processing or transmitting could have an adverse effect on its revenue and financial condition.

As part of its future commercialization efforts, DiamiR may hire third parties to provide overall processing of claims and to transmit actual claims to payers based on specific payer billing formats. If claims for its clinical services are not submitted to payers on a timely basis, or if DiamiR is again required to switch to a different third-party processor to handle claim submissions, DiamiR may experience delays in its ability to process claims and receive payment from payers, which could have a material adverse effect on its business, financial condition and results of operations.

DiamiR recognizes that there are inherent risks associated with third-party relationships, which may adversely affect its business.

DiamiR expects to continue to depend on third-party service providers for the foreseeable future, but DiamiR recognizes that there are inherent risks associated with these third-party relationships. For example, its reputation may be harmed by allegations of wrong-doings or violations of regulations by the third-party service providers. The security of its confidential and sensitive business information may be breached if the third-party service providers do not exercise high standard of care to guard and protect the information that comes to their possession because of the relationships with us. DiamiR does not have control over the amount of time and effort and level of care its third-party service providers will devote to performing their responsibilities under DiamiRs agreements with them.

If DiamiR is unable to use or maintain its trademarks and trade names or build brand recognition in its markets of interest, its business may be adversely affected.

DiamiR’s US Federal trademarks for the marks CogniMIR® and DiamiR® have been registered by the USPTO. If DiamiR does not maintain any registrations granted by the USPTO, DiamiR may encounter difficulty in continuing to use or enforce such trademarks. DiamiR’s trademarks or trade names may be challenged, infringed, circumvented, declared generic/descriptive or determined to be infringing on other marks. As a means to enforce its trademark rights and prevent infringement/dilution, DiamiR may be required to file trademark claims against third parties or initiate trademark opposition/cancellation proceedings. This can be expensive and time-consuming. In addition, a third party could file trademark claims against the Company leading a court to decide that one or more of the Company’s trademarks is not valid or unenforceable and enjoin the Company from further use of the same. If DiamiR is unable to use or maintain its company marks for purposes of building brand name recognition by potential partners or customers or DiamiR is unable to establish brand recognition based on those trademarks and trade names, then it may not be able to compete effectively, and DiamiR’s business may be adversely affected.

DiamiR may be unable to develop new products and services or acquire products and services on favorable terms.

The molecular diagnostics industry is characterized by ongoing technological developments and changing customer requirements. As such, DiamiR’s results of operations and continued growth depend, in part, on its ability in a timely manner to develop or acquire rights to, and successfully introduce into the marketplace, enhancements of existing products and services or new products and services that incorporate technological advances, meet customer requirements, and respond to products developed by DiamiR’s competition. DiamiR cannot provide any assurance that it will be successful in developing or acquiring such rights to products and services on a timely basis, or that such products and services will adequately address the changing needs of the marketplace, either of which could adversely affect DiamiR’s results of operations.

In addition, DiamiR must regularly allocate considerable resources to research and development of new products, services and technologies. The research and development process generally takes a significant amount of time from design stage to product launch. This process is conducted in various stages. During each stage, there is a risk that DiamiR will not achieve its goals on a timely basis, or at all, and DiamiR may have to abandon a product in which DiamiR has invested substantial resources.

If DiamiR’s laboratory becomes inoperable for any reason, DiamiR will be unable to perform its testing and its business will be harmed.

The laboratory and equipment DiamiR uses to perform its tests and services would be costly to replace and could require substantial lead time to replace and qualify for use if they became inoperable. DiamiR ‘s facilities may be harmed or rendered inoperable by natural or man-made disasters, including earthquakes, flooding, power outages, and health epidemics or pandemics, including the outbreak of Coronavirus (COVID-19), which may render it difficult or impossible for DiamiR to perform its testing or services for some period of time, or to receive and store samples. The inability to perform its tests or services for even a short period of time, including due to disruption in staffing, supplies, distribution, or transport or temporary closures related to an outbreak of disease such as COVID-19, may result in the loss of customers or harm its reputation, and DiamiR may be unable to regain those customers in the future.

If DiamiR’s landlord does not renew its lease, its clinical and testing operations will be halted until DiamiR locates and sets up a new laboratory.

DiamiR currently has a one year lease ending in December 2025, with an option to extend by an additional year, for its laboratory space. DiamiR cannot guarantee that in the future, its landlord will extend its lease. DiamiR cannot be confident that it will find appropriately sized space in and around New Haven, CT, nor can DiamiR be confident that any new Lab space will be cost effective. There is an inherit risk of losing key employees if DiamiR is forced to move its Laboratory operation into a new space.

If DiamiR‘s information technology or communications systems fail or DiamiR experiences a significant interruption in their operation, its reputation, business and results of operations could be materially and adversely affected.

The efficient operation of DiamiR’s business is dependent on its information technology and communications systems. The failure of these systems to operate as anticipated could disrupt its business and result in decreased revenue and increased overhead costs. In addition, DiamiR does not have complete redundancy for all of its systems and its disaster recovery planning cannot account for all eventualities. DiamiR’s information technology and communications systems, including the information technology systems and services that are maintained by third party vendors, are vulnerable to damage or interruption from natural disasters, fire, terrorist attacks, epidemics, pandemics including COVID-19, malicious attacks by computer viruses or hackers, power loss, failure of computer systems, Internet, telecommunications or data networks. Additionally, its future clinical services will be largely dependent on its internally developed Laboratory Information Management System or LIMS, which is its automated basis of managing operations and storing data and customer information. This LIMS was developed to meet its CLIA/CAP regulatory requirements and was reviewed as part of its most recent CLIA inspection in 2023, which DiamiR passed. Currently the LIM System is fully operational. If these systems or services become unavailable or suffer a security breach, or are uneconomical or impossible to update and modify, DiamiR may expend significant resources to address these problems, and its reputation, business and results of operations could be materially and adversely affected.

Risks Related to Regulation Affecting DiamiR

DiamiR may now or in the future be subject to laws and regulations relating to laboratory testing, which could materially adversely impact its ability to offer its products or services.

The clinical laboratory testing sector is highly regulated in the United States. DiamiR’s Laboratory is subject to and operated under CLIA regulation (CLIA ID number (07D1091103); DiamiR also has active accreditation from The College of American Pathologists (CAP Number 7215351) for the Laboratory. CLIA is a federal law (administered by the Centers for Medicare & Medicaid Services, or CMS) that, in partnership with the states, regulates clinical laboratories that perform testing on specimens derived from humans for the purpose of providing information for the diagnosis, prevention or treatment of disease or impairment of, or assessment of the health of, human beings. CLIA regulations require clinical laboratories to obtain a certificate commensurate with the type of testing being performed and mandate specific standards in areas including personnel qualifications, administration, participation in proficiency testing, patient test management and quality assurance. CLIA certificates must be renewed every two years, and renewal requires undergoing survey and inspection. CLIA and/or state inspectors may conduct random inspections or conduct inspections as a result of a complaint or reported incident.

miRNA profiling of biospecimens will be performed at its Laboratory. The failure of DiamiR to maintain it CLIA certification or accreditation appropriate to the type of testing DiamiR performs, or to comply with CLIA regulations or applicable state licensure requirements could result in adverse regulatory action that, if not timely corrected, could result in DiamiR being unable to continue offering its testing services, which could adversely affect its business. Similarly, if DiamiR does not hold state permits or licenses in those states that require them, it may limit its ability to offer its products and services on a national basis.

Maintaining adequate sales of DiamiR’s product, if any of its product candidates are approved, may depend on the availability of adequate reimbursement to its customers from third-party payers, including government programs such as Medicare and Medicaid, private insurance plans, and managed care programs.

Maintaining and growing sales of its approved products depends in part on the availability of adequate coverage and reimbursement of its products by third-party payers, including government programs such as Medicare and Medicaid, private insurance plans and managed care programs. Hospitals, clinical laboratories and other healthcare provider customers that may purchase its products generally bill various third-party payers to reimburse all or a portion of the costs and fees associated with diagnostic tests, including the cost of the purchase of its products. DiamiR’s customers’ access to adequate reimbursement by government and private insurance plans is central to the acceptance of its products. DiamiR may be unable to monetize its commercial products on a profitable basis if third-party payers refuse to cover its products or pay DiamiR low levels of reimbursement, or if its costs of production increases faster than increases in reimbursement levels.

Additionally, third-party payers are increasingly reducing reimbursement for medical products and services. In addition, the U.S. government, state legislatures, and foreign governments have and may continue to implement cost-containment measures and more restrictive policies, including price controls and restrictions on reimbursement. Government authorities and third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular products. Further, the Budget Control Act of 2011 (the “Budget Control Act”) established a process to reduce federal budget deficits through an automatic “sequestration” process if deficit reductions targets are not otherwise reached. Under the terms of the Budget Control Act, sequestration imposes cuts to a wide range of federal programs, including Medicare, which is subject to a two percent cut. The Bipartisan Budget Act of 2013 extended the two percent sequestration cut for Medicare through fiscal year 2023, and a bill signed by President Obama on February 15, 2014 further extended this cut for an additional year, through fiscal year 2024. The Coronavirus Aid, Relief, and Economic Security (CARES) Act, signed into law in March 2020, included critical relief from sequestration cuts as it applies to Medicare payments, exempting Medicare from the effects of sequestration from May 1, 2020, through March 31, 2022. Cuts of 1% were imposed from April 1 through June 30, 2022. As of July 1, 2022, cuts of two percent were reimposed and are set to remain in effect until 2031 unless additional Congressional action is taken. To offset the temporary suspension during the COVID-19 pandemic, in 2030, the sequestration will be 2.25% for the first half of the year, and 3% in the second half of the year.

While DiamiR cannot predict whether third-party reimbursement to its customers will be adequate, cost-containment measures and similar efforts by third-party payers, including government programs such as Medicare and Medicaid, could substantially impact the sales of its products and potentially limit its net revenue and results.

If any of its product candidates are approved, DiamiR may be adversely affected by healthcare policy changes, including additional healthcare reform and changes in managed healthcare.

Healthcare reform and the growth of managed care organizations have been considerable forces in the medical diagnostics industry and in recent political discussions. These forces have placed, and are expected to continue to place, constraints on the levels of overall pricing for healthcare products and services as well as the coverage available by public and private insurance and thus, could have a material adverse effect on the future profit margins of its products or the amounts that DiamiR are able to receive from third parties for the licensing of its products. Changes in the United States healthcare market could also force DiamiR to alter its approach to selling, marketing, distributing and servicing its products and customer base. In and outside the United States, changes to government reimbursement policies could reduce the funding that healthcare service providers have available for diagnostic product expenditures, which could have a material adverse impact on the use of the products DiamiR are developing and its future sales, license and royalty fees and profit margin.

For example, the ACA requires CMS to reduce payments to hospitals reimbursed under Medicare’s Inpatient Prospective Payment System (“IPPS”) that have higher than expected readmissions. This and other applicable requirements set forth under the ACA and its current and future implementing regulations may significantly increase its costs, and/or reduce its customer’s ability to obtain adequate reimbursement for tests performed with its products, which could adversely affect its business and financial condition. In addition to direct impacts from reimbursement cuts, revenue from its products could be negatively impacted if reimbursement cuts reduce microbiology budgets. While the ACA is intended to expand health insurance coverage to uninsured persons in the United States, other elements of the legislation, such as Medicare provisions aimed at improving quality and decreasing costs, comparative effectiveness research, and pilot programs to evaluate alternative payment methodologies, make it difficult to determine the overall impact on sales of its products. In addition to uncertainty regarding the impact of the implementation of the ACA, there have been a number of attempts to challenge the legality of the ACA. Most significantly, on June 17, 2021, the U.S. Supreme Court dismissed the most recent judicial challenge to the ACA brought by several states without specifically ruling on the constitutionality of the law.

In recent years, other legislative, regulatory, and political changes aimed at regulating healthcare delivery in general and clinical laboratory tests in particular have been proposed and adopted in the United States. Reimbursement for the laboratory industry is under significant pressure. In January 2015, HHS announced a plan to shift the Medicare program and the healthcare system at large, toward paying providers based on quality, rather than the quantity of care provided to patients. In 2017, Medicare’s clinical laboratory reimbursement system became tied to private market rates with the start of the effective period for the Protecting Access to Medicare Act of 2014 (“PAMA”), changing the payment environment for clinical laboratory tests. The measures implemented by PAMA and ACA regulations can result in reduced prices, added costs, and decreased test utilization for its customers, although the full impact on its business of the ACA, changes to the IPPS, PAMA, and other applicable laws, regulations, and policies is uncertain.

DiamiR cannot predict whether future healthcare initiatives will be implemented at the federal or state level or in countries outside of the United States in which DiamiR may do business, or the effect of any future legislation or regulation will have on its industry generally, its ability to successfully commercialize its products, and its overall business operations. Continued changes in healthcare policy could substantially impact the volume and revenue of its tests, increase costs and divert management’s attention from its business. For example, any expansion in the government’s regulation of the United States healthcare system could result in decreased profits to DiamiR, lower reimbursements to its customers for laboratory testing or reduced medical procedure volumes.

The regulatory processes applicable to its products and operations are expensive, time-consuming, and uncertain and may prevent DiamiR from obtaining required authorizations for the commercialization of its products.

Within the laboratory, most tests can be divided into two categories: in vitro diagnostics (IVDs) and laboratory developed tests (LDTs). IVDs are commercially manufactured assays and make up the majority of clinical laboratory tests, such as those in a comprehensive metabolic panel (CMP) and a complete blood count (CBC). LDTs, on the other hand, are developed by individual laboratories and overseen by highly trained and qualified laboratory directors. In 1979, Congress passed the Medical Device Amendments to the Federal Food, Drug, and Cosmetic Act (FD&C Act). These amendments gave FDA explicit authority to regulate medical devices. These included tests developed by manufacturers sold for commercial purposes to laboratories around the country. However, the amendments did not specifically include tests developed by laboratories for their own use. Then, in 1988, Congress passed the Clinical Laboratory Improvement Amendments (CLIA). These gave clinical laboratories the ability to develop and perform their own tests to fill gaps in available testing and provided the framework for LDT regulation. Today, all laboratories must have appropriate CLIA accreditation, overseen by the Centers for Medicare and Medicaid Services (CMS), to perform LDTs. The regulatory agency oversees around 320,000 entities.

Historically, the FDA has exercised enforcement discretion for LDTs, allowing labs to offer tests with little input from the agency. On May 6, 2024, FDA released its long-awaited update to its LDT policy in the Federal Register. Under these new guidelines, the FDA will phase out enforcement discretion in 5 stages over 4 years allowing labs to adjust to these new requirements in a timely and orderly manner. While grandfathering marketed LDTs and creating a few other exceptions, the FDA will require all new LDTs to be launched according to its new guidelines.

On March 31, 2025, a Federal Judge struck down FDA’s final rule that sought to regulate laboratory-developed tests (LDTs) as medical devices under the Federal Food, Drug, and Cosmetic Act (FDCA). The court ruled that the FDA lacked the statutory authority to classify LDTs — diagnostic tests developed and used within a single laboratory — as medical devices, emphasizing that LDTs are professional medical services, not tangible products subject to FDA regulation. This decision halts the FDA’s plan to phase out its general enforcement discretion over LDTs, which would have introduced new compliance obligations over a four-year period. The court’s ruling underscores that oversight of LDTs falls under the Clinical Laboratory Improvement Amendments (CLIA), administered by the Centers for Medicare & Medicaid Services (CMS), not the FDA.

The FDA announced in May 2025 that it will not appeal this decision. If the FDA changes its position on this appeal, and wins on appeal, risks associated with the new landscape of LDTs include but are not limited to:

•        DiamiR’s inability to implement quality standards included in the new guidelines

•        DiamiR’s inability to implement all FDA requirements for LDTs

•        Backlog at the FDA for review of submission

•        Additional regulations being adopted by the FDA

•        Increased timeline to product launch, delaying revenue for the company

•        Increased regulatory oversight resulting in delays for product launch

•        Increased costs of product development and regulatory compliance

•        Increase costs may arise from:

•        More expansive validation study design

•        Hiring additional regulatory compliance talent

•        Hiring additional statistical experts

•        Other unanticipated costs

Sales of its diagnostic product candidates outside the United States are subject to foreign regulatory requirements governing clinical studies, vigilance reporting, marketing approval, manufacturing, product licensing, pricing and reimbursement. These regulatory requirements vary greatly from country to country. DiamiR may not be able to obtain foreign regulatory approvals on a timely basis or at all. Marketing authorization from the FDA does not ensure approval by regulatory authorities in other countries, and approval by one foreign regulatory authority does not ensure clearance or approval by regulatory authorities in other countries or by the FDA. Foreign regulatory authorities could require additional testing. Failure to comply with foreign regulatory requirements, or to obtain required clearances or approvals, could impair its ability to commercialize its diagnostic product candidates outside of the United States.

Global health crises may divert regulatory resources and attention away from approval processes for its products. This could materially lengthen the regulatory approval process of new products, which would delay expected commercialization of such new products.

DiamiR and their suppliers, contract manufacturers and customers are subject to various governmental laws and regulations, and DiamiR may incur significant expenses to comply with, and experience delays in DiamiR’s product commercialization as a result of, these laws and regulations.

DiamiR’s operations are affected by various state, federal, and international healthcare, environmental, anti-corruption, fraud and abuse (including anti-kickback and false claims laws), privacy, and employment laws as well as international political sanctions. Violations of these laws and sanctions can result in criminal or civil penalties, including substantial fines and, in some cases, exclusion from participation in federal health care programs such as Medicare and Medicaid. In some cases, the violation of such laws could potentially lead to individual liability and imprisonment.

DiamiR is also subject to regulation by the FDA pursuant to the Federal Food, Drug, and Cosmetic Act (“FDCA”), by comparable agencies in foreign countries and by other regulatory agencies and governing bodies. Following the introduction of a product, these and other government agencies will periodically review DiamiR’s manufacturing processes, product performance and compliance with applicable requirements.

DiamiR is also subject to various U.S. healthcare related laws regulating sales, contracting, marketing, and other business arrangements and the use and disclosure of individually identifiable health information. These include but are not limited to:

•        The federal Anti-Kickback Statute, a criminal law, which prohibits persons and entities from knowingly and willfully offering, paying, providing, soliciting, or receiving any remuneration, directly or indirectly, in cash or in kind, in exchange for or to induce or reward the referral of an individual, or the purchasing, leasing, ordering, recommending, furnishing or arranging for a good or service, for which payment may be made under a federal health care program, such as Medicare or Medicaid. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. Violations of the federal Anti-Kickback Statute can result in significant civil monetary penalties and criminal fines, as well as imprisonment and exclusion from participation in federal healthcare programs.

•        The federal False Claims Act, which imposes significant civil penalties, treble damages and potential exclusion from participation in federal healthcare programs against any person or entity that, among other things, knowingly presents, or causes to be presented, to the federal government claims for payment that are false or fraudulent or for making a false record or statement material to an obligation to pay the federal government or for knowingly and improperly avoiding, decreasing or concealing an obligation to pay money to the federal government. Further, a violation of the federal Anti-Kickback Statute can serve as a basis for liability under the federal civil False Claims Act. The qui tam provisions of the False Claims Act allow private individuals to bring actions on behalf of the federal government and to share in any monetary recovery. There is also the federal Criminal False Claims Act, which is similar to the federal Civil False Claims Act and imposes criminal liability on those that make or present a false, fictitious or fraudulent claim to the federal government.

•        The federal Stark law, which prohibits physicians from referring patients to receive “designated health services” payable by Medicare or Medicaid from entities with which the physician or an immediate family member has a financial relationship, unless an exception applies. Financial relationships include both ownership/investment interests and compensation arrangements. Violation of the federal Stark law can result in significant civil monetary penalties and exclusion from participation in the federal healthcare programs.

•        The Eliminating Kickbacks in Recovery Act, which makes it a federal crime to knowingly and willfully solicit or receive any remuneration (including kickbacks, bribes, or rebates) in return for referring a patient to a recovery home, clinical treatment facility, or laboratory where the services are covered by a “health care benefit program,” which includes private payers, or pay or offer any remuneration to induce such a referral or in exchange for an individual using the services of a recovery home, clinical treatment facility, or laboratory. Violations of the law may result in penalties per occurrence and imprisonment.

•        Federal criminal statutes created by HIPAA impose criminal liability for, among other things, knowingly and willfully (i) executing (or attempting to execute) a scheme to defraud any health care benefit program, including private payers, or (ii) falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for items or services under a health care benefit program.

•        HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, which also restricts the use and disclosure of protected health information, mandates the adoption of standards relating to the privacy and security of protected health information, and requires us to report certain security breaches to health care provider customers with respect to such information where DiamiR is acting as a HIPAA business associate to that customer.

•        The federal Physician Payment Sunshine Act, which requires applicable manufacturers of certain medical devices that may be reimbursed by Medicare, Medicaid, or the Children’s Health Insurance Program, among others, to annually track and report payments or other transfers of value provided to U.S. licensed physicians, physician assistants, nurse practitioners, clinical nurse specialists, certified nurse anesthetists, anesthesiologist assistants and certified nurse-midwives, and U.S. teaching hospitals, as well as certain ownership and investment interest held in the manufacturer by physicians and their immediate family members.

Similar requirements have been adopted by many states and foreign countries. Violations of any of these laws can lead to additional legal risk such as risk of plaintiff class actions, state Attorney General actions, and investigations by the Federal Trade Commission, among others.

Failure to comply with applicable requirements, or later discovery of previously unknown problems with DiamiR’s products or manufacturing processes, including DiamiR’s failure or the failure of one of DiamiR’s contract manufacturers to take satisfactory corrective action in response to an adverse inspection, can result in, among other things:

•        administrative or judicially imposed sanctions;

•        injunctions or the imposition of civil penalties;

•        recall or seizure of DiamiR’s products;

•        corrective field actions for DiamiR’s products;

•        submission of reports to FDA or other regulatory authorities;

•        total or partial suspension of production or distribution;

•        withdrawal or suspension of marketing clearances or approvals;

•        clinical holds for investigations;

•        untitled letters or warning letters;

•        refusal to permit the import or export of DiamiR’s products;

•        criminal prosecution; and

•        exclusion or debarment from participation in federal health care programs such as Medicare and Medicaid.

Any of these actions, in combination or alone, could prevent DiamiR from marketing, distributing and selling DiamiR’s products.

In addition, a product defect or regulatory violation could lead to a government-mandated or voluntary recall by DiamiR. DiamiR believes that the FDA would request that DiamiR initiate a voluntary recall if a test was defective or presented a risk of injury or gross deception. Regulatory agencies in other countries have similar authority to recall devices because of material deficiencies or defects in design or manufacture that could endanger health. Any recall would divert management attention and financial resources, could expose DiamiR to product liability or other claims (including contractual claims from parties to whom it sells products) and harm DiamiR’s reputation with customers.

The use of DiamiR’s diagnostic products by DiamiR’s customers is also affected by the Clinical Laboratory Improvement Amendments of 1988 (“CLIA”) and related federal and state regulations that provide for regulation of laboratory testing. CLIA is intended to ensure the quality and reliability of clinical laboratories in the United States by mandating specific standards in the areas of personnel qualifications, administration, participation in proficiency testing, patient test management, quality assurance, quality control and inspections. Current or future CLIA requirements or the promulgation of additional regulations affecting laboratory testing may prevent some laboratories, hospitals, providers or other customers with laboratories from using some or all of DiamiR’s diagnostic products.

If DiamiR fails to comply with federal, state and foreign laboratory licensing requirements, DiamiR could lose the ability to perform its tests or experience disruptions to its business.

DiamiR is subject to CLIA regulations, a federal law that regulates commercial clinical laboratories that perform testing on specimens derived from humans for the purpose of providing information for the diagnosis, prevention or treatment of any disease, or impairment of, or the assessment of the health of, human beings. CLIA regulations mandate specific personnel qualifications, facilities layout, quality systems, inspections and proficiency testing. CLIA certification is also required in order for DiamiR to be eligible to bill federal and state healthcare programs (Medicare and Medicaid), as well as many private third-party payers, for its molecular diagnostic tests. To renew these certifications, DiamiR is subject to bi-annual inspections. Moreover, CLIA inspectors may make random inspections of its clinical laboratory. DiamiR is also required to maintain a CT State licenses to conduct testing in its New Haven, Connecticut laboratory. In addition, its laboratory is required to be licensed by certain states, including Pennsylvania, California, Maryland, New York and Rhode Island. New York law requires DiamiR to obtain test-specific approval before offering its tests as LDT. California, Maryland, New York and Rhode Island laws also mandate proficiency testing for laboratories licensed under the laws of each respective State regardless of whether such laboratories are located in California, Maryland, New York or Rhode Island. If DiamiR is unable to obtain or maintain its CLIA certificate for its laboratory, whether as a result of revocation, suspension or limitation, DiamiR would no longer be able to perform its current clinical services on samples from those States, which could have a material adverse effect on its business, financial condition and results of operations. If DiamiR were to lose its licenses issued by States where it is required to hold licenses, if such licenses expired or were not renewed, or if it failed to obtain and maintain a State license that it is required to hold, it may be subject to significant fines, penalties and liability, and may be forced to cease testing (if Connecticut) or cease testing specimens from those States (if California, New York, Maryland, or Rhode Island), which could have a material adverse effect on DiamiR’s business, financial condition and results of operations. New molecular diagnostic tests DiamiR may develop may be subject to new requirements by governmental bodies, including state governments, and DiamiR may not be able to offer its new molecular diagnostic tests in such jurisdictions until such requirements are met.

Risks Related to DiamiR’s Intellectual Property and Product Liability

DiamiR may be unable to protect or obtain proprietary rights.

In developing, manufacturing and using its products, DiamiR employs a variety of proprietary and patented technologies. DiamiR cannot provide any assurance that the patent and pending patent applications that it currently owns provide (or will provide when issued) protection from competitive threats or from patent challenges. In addition, DiamiR cannot provide any assurances that it will be successful in obtaining and maintaining its patents or in obtaining licenses to proprietary or patented technologies of others in the future.

Furthermore, effective intellectual property protection may not be available in every country in which DiamiR operates or intends to operate its business in. There can be no assurance that others will not offer technologies, functions, features, or concepts that are substantially similar to DiamiR’s and compete with DiamiR’s business, or copy or otherwise obtain, disclose and/or use DiamiR’s brand, platform features, design elements, DiamiR’s algorithms and capabilities or other information that DiamiR considers proprietary without authorization. DiamiR may be unable to prevent third parties from seeking to register, acquire, or otherwise obtain trademarks, copyrights or domain names that are similar to, infringe upon or diminish the value of its trademarks, copyrights, and its other proprietary rights. Third parties may obtain or misappropriate certain of its data through website scraping, robots, or other means to launch copycat sites, aggregate its data for their internal use, or to feature or provide its data through their respective websites, and/or launch businesses monetizing this data. While DiamiR routinely employs technological and legal measures in an attempt to divert, halt, or mitigate such operations, it may not always be able to detect or halt the underlying activities as technologies used to accomplish these operations continue to rapidly evolve.

If the protection of its proprietary rights and data is inadequate to prevent unauthorized use or misappropriation by third parties, the value of its brand and other intangible assets may be diminished and its competitors may be able to more effectively mimic its technologies, offerings, or features or methods of operations. Even if DiamiR does detect violations or misappropriations and decide to enforce its rights, litigation that may be necessary to enforce its rights may not be pursued by DiamiR, as it may be time-consuming and expensive, and divert its management’s attention. Additionally, a court of a competent jurisdiction may determine that certain of DiamiR’s intellectual property rights are unenforceable. If DiamiR fails to protect its intellectual property and data in a cost-effective and meaningful manner, its competitive standing could be harmed and the brand, reputation, business, results of operations, and financial condition could be materially adversely affected.

Intellectual Property infringement claims by other companies could result in costly disputes and could limit DiamiR’s ability to sell its products.

Litigation over intellectual property is prevalent in the molecular diagnostics industry. As the market for molecular diagnostics continues to grow and the number of participants in the market increases, DiamiR may increasingly be subject to patent infringement claims. While DiamiR may attempt to obtain licenses to such patents, DiamiR may be unable to do so on favorable terms, or at all. Additionally, if its products are found to infringe third-party patents, DiamiR may be required to pay damages and/or lose the ability to sell certain products, causing its revenues to decrease or causing damage to DiamiR’s reputation in the industry also leading to a material adverse effect on DiamiR’s business.

If product liability lawsuits are successfully brought against DiamiR, DiamiR may incur substantial liabilities and may have to limit or cease sales of its products.

The testing, manufacturing, and marketing of medical diagnostic products involves an inherent risk of product liability claims. If DiamiR cannot successfully defend itself against product liability claims, DiamiR may incur substantial liabilities or be required to limit or cease sales of its products. In addition, a defect in the design or manufacture of DiamiR’s products could have a material adverse effect on DiamiR’s reputation in the industry and subject DiamiR to claims of liability for injury and otherwise. Any substantial loss resulting from such a claim could have a material adverse effect on DiamiR’s profitability and the damage to DiamiR’s reputation in the industry could have a material adverse effect on DiamiR’s business.

PROPOSAL NO. 1 — THE SHARE CONSOLIDATION PROPOSAL

Overview

At the Special Meeting, Aptorum shareholders will be asked to approve by ordinary resolution the share consolidation of the issued and outstanding Aptorum ordinary shares at a ratio of [2-1] or [3-1] or [4-1] or [5-1] or [6-1] or [7-1] or [8-1] or [9-1] or [10-1] (each a “Ratio”), with the Ratio to be selected at the sole discretion of the Company’s Board on the effective date as determined by the Board, but must be on or before the day prior to the effective date of the Domestication. This is what U.S. companies typically refer to as a reverse stock split and the terms “share consolidation,” “reverse stock split” and “reverse split” are therefore used interchangeably herein.

The Aptorum Board may determine to effect a share consolidation, if it is approved by the Aptorum shareholders, even if the other proposals to be acted upon at the meeting are not approved, including the Domestication Proposal and the Nasdaq Stock Issuance Proposal.

As of the Record Date, the authorized share capital of Aptorum is $100,000,000.00, divided into 9,999,996,000,000 Class A ordinary shares with a par value of $0.00001 each and 4,000,000 Class B ordinary shares with a par value of $0.00001 each. As of the Record Date, [    ] Aptorum Class A ordinary shares and 1,796,934 Aptorum Class B ordinary shares were issued and outstanding.

The following table contains approximate number of issued and outstanding Aptorum ordinary shares immediately following a share consolidation at the Ratio of 10-1, 5-1 or 2-1, without giving effect to any adjustments for fractional shares.

	Shares Outstanding
	Record Date	Ratio of 2-1	Ratio of 5-1	Ratio of 10-1
Aptorum Class A ordinary shares	5,346,823	2,673,412	1,069,365	534,682
Aptorum Class B ordinary shares	1,796,934	898,467	359,387	179,693

All holders of Aptorum ordinary shares will be affected proportionately by the share consolidation. No fractional shares will be issued as a result of the share consolidation. Instead, the fractional shares will be rounded up to the nearest whole number as set forth below under the caption “No Fractional Shares.” Each Aptorum shareholder will hold the same percentage of the outstanding Aptorum ordinary shares immediately following the share consolidation that Aptorum shareholder did immediately prior to the share consolidation, except to the extent that the share consolidation results in Aptorum shareholders receiving an additional ordinary share in lieu of fractional shares.

Should Aptorum receive the required shareholder approval for this Proposal No. 1, and following such shareholder approval, the Aptorum Board determines that effecting the share consolidation is in the best interests of Aptorum shareholders, the share consolidation will become effective on the date as determined by the Board pursuant to the authority granted by the shareholders, but must be on or before the date of the Domestication, which shall be announced by the Company. No further action on the part of shareholders would be required to either effect or abandon the share consolidation.

Requirements for Listing on Nasdaq

Aptorum Class A ordinary shares is listed on The Nasdaq Capital Market under the symbol “APM.”

On April 15, 2025, Aptorum received a notification from the Nasdaq Capital Market advising Aptorum that it did not comply with the minimum bid price requirement of $1 per share, as per Nasdaq Listing Rule 5550(a)(2). The notification does not immediately affect the listing or trading of the Aptorum Class A ordinary shares on Nasdaq. Aptorum has been granted a 180-calendar-day grace period, until October 14, 2025, to regain compliance with the continued listing requirements. The Company was notified that it regained compliance on August 4, 2025.

Reasons for the Share Consolidation

The Aptorum Board approved the proposal approving the share consolidation for the following reasons:

•        the Aptorum Board believes effecting the share consolidation will result in an increase in the minimum bid price of Aptorum Class A ordinary shares and reduce the risk of a delisting of Aptorum Class A ordinary shares from Nasdaq in the future; and

•        the Aptorum Board believes a higher stock price may help generate investor interest in Aptorum and ultimately the Combined Company and help Aptorum attract and retain employees.

If the reverse split successfully increases the per share price of Aptorum Class A ordinary shares, the Aptorum Board also believes this increase may increase trading volume in Aptorum Class A ordinary shares and facilitate future financings by Aptorum.

Principal Effects of the Share Consolidation

The share consolidation will affect all holders of shares of Aptorum ordinary shares outstanding immediately prior to the effective time of the share consolidation uniformly and each such shareholder will hold the same percentage of Aptorum ordinary shares outstanding immediately following the reverse split as that shareholder held immediately prior to the reverse split, except for immaterial adjustments that may result from the treatment of fractional shares as described below.

Aptorum ordinary shares issued pursuant to the share consolidation will remain fully paid and nonassessable. Proportionate adjustments will be made to the per share exercise price, the number of shares issuable upon the exercise, vesting or settlement of all outstanding options to purchase shares of Aptorum ordinary shares, and the number of shares reserved for issuance pursuant to Aptorum’s existing equity incentive plans will be reduced proportionately based on the Ratio. The reverse split will not affect Aptorum continuing to be subject to the periodic reporting requirements of the Exchange Act.

Procedure for Effecting Share Consolidation and Exchange of Stock Certificates

Effect on Registered Certificated Shareholders

Some of our shareholders hold their Aptorum Class A ordinary shares in certificate form.

If the share consolidation is implemented, each certificate representing pre-reverse split shares will, until surrendered and exchanged as described below, for all corporate purposes, be deemed to represent, respectively, only the number of post- share consolidation shares.

Shortly after the share consolidation becomes effective, shareholders who hold shares in certificate form will be notified and offered the opportunity at their own expense to surrender their current certificates to our transfer agent in accordance with the procedures to be set forth in a letter of transmittal to be sent by us or our transfer agent. The letter of transmittal will contain instructions on how to surrender your certificate(s) representing your pre-reverse ordinary shares split shares to the transfer agent. Upon receipt of your pre-share consolidation certificate(s), you will be issued the appropriate number of shares electronically in book-entry form. No new shares in book-entry form will be issued until you surrender your outstanding pre-share consolidation certificate(s), together with the properly completed and executed letter of transmittal, to our transfer agent. At any time after receipt of your book-entry statement, you may request a stock certificate representing your ownership interest.

In connection with the share consolidation, the CUSIP number for the Ordinary Shares will change from its current CUSIP number. This new CUSIP number will appear on any new stock certificates issued representing post-share consolidation shares.

Shareholders will receive the same class(es) of shares as is owned prior to the share consolidation.

SHAREHOLDERS SHOULD NOT DESTROY ANY STOCK CERTIFICATE(S) AND SHOULD
NOT SUBMIT ANY STOCK CERTIFICATE(S) UNTIL REQUESTED TO DO SO.

Effect on Registered “Book-entry” Holders of Ordinary Shares

Holders of Aptorum ordinary shares may hold some or all of their shares electronically in book-entry form (“street name”). These shareholders do not have stock certificates evidencing their ownership. They are, however, provided with a statement reflecting the number of Aptorum ordinary shares registered in their accounts. If the share consolidation is implemented and you hold registered Aptorum ordinary shares in book-entry form, you do not need to take any action to receive your post-share consolidation. If you are entitled to post-share consolidation shares, a transaction statement will automatically be sent to your address of record indicating the number of shares you hold. If you are entitled to a payment in lieu of any fractional share interest, a check will be mailed to you at your registered address as soon as practicable after our transfer agent completes the aggregation and sale described below in “Fractional Shares.”

No Fractional Shares

We do not currently intend to issue fractional shares in connection with the share consolidation. Therefore, we will not issue certificates representing fractional shares. In lieu of issuing fractions of shares, we will round up to the next whole number.

Vote Required for Approval

The approval of the Share Consolidation Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a simple majority of the votes cast by the holders of Aptorum Class A ordinary shares and Aptorum Class B ordinary shares, voting as a class, present in person or represented by proxy at the Special Meeting and entitled to vote, is required to approve the Share Consolidation Proposal. Abstentions and broker-non votes, if any, will have no effect on the Share Consolidation Proposal. However, as described elsewhere, Ian Huen, Aptorum’s Chairman and Chief Executive Officer, who beneficially owns 87.05% of Aptorum’s total voting power as of January 21, 2026, signed a voting agreement simultaneously with the execution of the Merger Agreement, pursuant to which he agreed to vote in favor of the Proposals. Accordingly, the Share Consolidation Proposal will be approved after Mr. Huen casts his vote; no other vote will be needed to approve this proposal.

Resolution to be Voted Upon

The Board proposes to solicit shareholder approval to effect a share consolidation of the Company’s ordinary shares at one of the ratios as set out below in the form of shareholder resolutions, the shareholders to approve each ratio and to grant the Board a discretion to determine the most appropriate ratio and such consolidation to be effective on such date as is determined by the Board, which shall be on or before the effective date of the Domestication. The resolutions be put to the shareholders to consider and to vote upon at the Meeting in relation to share consolidation are:

“RESOLVED, the following resolutions shall be approved as ordinary resolutions of the Company, and subject to and conditional upon that the Board determining which of the below resolutions is to be effective:

(A)    Every 2 ordinary shares of par value of US$0.00001 each in the authorized share capital of the Company (including issued and unissued share capital) be consolidated into 1 ordinary share of par value of US$0.00002 each, and following such consolidation the authorized share capital of the Company is $100,000,000.00, divided into 4,999,998,000,000 Class A ordinary shares with a par value of $0.00002 each and 2,000,000 Class B ordinary shares with a par value of $0.00002 each, with such consolidation to be effective on such date as determined by the Directors which date must be on or before the day immediately preceding the effective date of the Domestication; or

(B)    Every 3 ordinary shares of par value of US$0.00001 each in the authorized share capital of the Company (including issued and unissued share capital) be consolidated into 1 ordinary share of par value of US$0.00003 each, and following such consolidation the authorized share capital of the Company is $100,000,000.00, divided into 3,333,332,000,000 Class A ordinary shares with a par value of $0.00003 each and 1,333,333.3333333333 Class B ordinary shares with a par value of $0.00003 each, with such consolidation to be effective on such date as determined by the Directors which date must be on or before the day immediately preceding the effective date of the Domestication; or

(C)    Every 4 ordinary shares of par value of US$0.00001 each in the authorized share capital of the Company (including issued and unissued share capital) be consolidated into 1 ordinary share of par value of US$0.00004 each, and following such consolidation the authorized share capital of the Company is

$100,000,000.00, divided into 2,499,999,000,000 Class A ordinary shares with a par value of $0.00004 each and 1,000,000 Class B ordinary shares with a par value of $0.00004 each, with such consolidation to be effective on such date as determined by the Directors which date must be on or before the day immediately preceding the effective date of the Domestication; or

(D)    Every 5 ordinary shares of par value of US$0.00001 each in the authorized share capital of the Company (including issued and unissued share capital) be consolidated into 1 ordinary share of par value of US$0.00005 each, and following such consolidation the authorized share capital of the Company is $100,000,000.00, divided into 1,999,999,200,000 Class A ordinary shares with a par value of $0.00005 each and 800,000 Class B ordinary shares with a par value of $0.00005 each, with such consolidation to be effective on such date as determined by the Directors which date must be on or before the day immediately preceding the effective date of the Domestication; or

(E)    Every 6 ordinary shares of par value of US$0.00001 each in the authorized share capital of the Company (including issued and unissued share capital) be consolidated into 1 ordinary share of par value of US$0.00006 each, and following such consolidation the authorized share capital of the Company is $100,000,000.00, divided into 1,666,666,000,000 Class A ordinary shares with a par value of $0.00006 each and 666,666.6666666667Class B ordinary shares with a par value of $0.00006 each, with such consolidation to be effective on such date as determined by the Directors which date must be on or before the day immediately preceding the effective date of the Domestication; or

(F)    Every 7 ordinary shares of par value of US$0.00001 each in the authorized share capital of the Company (including issued and unissued share capital) be consolidated into 1 ordinary share of par value of US$0.00007 each, and following such consolidation the authorized share capital of the Company is $100,000,000.00, divided into 1,428,570,857,142.8571428571 Class A ordinary shares with a par value of $0.00007 each and 571,428.5714285714 Class B ordinary shares with a par value of $0.00007 each, with such consolidation to be effective on such date as determined by the Directors which date must be on or before the day immediately preceding the effective date of the Domestication; or

(G)    Every 8 ordinary shares of par value of US$0.00001 each in the authorized share capital of the Company (including issued and unissued share capital) be consolidated into 1 ordinary share of par value of US$0.00008 each, and following such consolidation the authorized share capital of the Company is $100,000,000.00, divided into 1,249,999,500,000Class A ordinary shares with a par value of $0.00008 each and 500,000 Class B ordinary shares with a par value of $0.00008 each, with such consolidation to be effective on such date as determined by the Directors which date must be on or before the day immediately preceding the effective date of the Domestication; or

(H)    Every 9 ordinary shares of par value of US$0.00001 each in the authorized share capital of the Company (including issued and unissued share capital) be consolidated into 1 ordinary share of par value of US$0.00009 each, and following such consolidation the authorized share capital of the Company is $100,000,000.00, divided into 1,111,110,666,666.6666666667 Class A ordinary shares with a par value of $0.00009 each and 444,444.4444444444 Class B ordinary shares with a par value of $0.00009 each, with such consolidation to be effective on such date as determined by the Directors which date must be on or before the day immediately preceding the effective date of the Domestication; or

(I)     Every 10 ordinary shares of par value of US$0.00001 each in the authorized share capital of the Company (including issued and unissued share capital) be consolidated into 1 ordinary share of par value of US$0.0001 each, and following such consolidation the authorized share capital of the Company is $100,000,000.00, divided into 1999,999,600,000 Class A ordinary shares with a par value of $0.0001 each and 400,000 Class B ordinary shares with a par value of $0.0001 each, with such consolidation to be effective on such date as determined by the Directors which date must be on or before the day immediately preceding the effective date of the Domestication; or

(J)     The authorized share capital remain unchanged.

Recommendation of the Aptorum Board

THE APTORUM BOARD UNANIMOUSLY RECOMMENDS THAT APTORUM SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE SHARE CONSOLIDATION PROPOSAL.

PROPOSAL NO. 2 — THE DOMESTICATION PROPOSAL

Overview

Aptorum is seeking shareholder approval of the Domestication Proposal. The approval of the Domestication Proposal is a condition to the closing under the Merger Agreement. If the Domestication Proposal is approved, but the Nasdaq Stock Issuance Proposal is not approved, then neither the Domestication nor the Merger will be consummated.

As a condition to closing, the Aptorum Board has unanimously approved a change of Aptorum’s jurisdiction of incorporation by de-registering as an exempted company in the Cayman Islands and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware. To effect the Domestication, Aptorum will file an application to deregister with the Cayman Islands Registrar of Companies, together with the necessary accompanying documents, and file the Proposed Charter and a certificate of corporate domestication with the Secretary of State of the State of Delaware, under which Aptorum will be domesticated and continue as a Delaware corporation.

In connection with the Domestication: (i) each Aptorum Class A ordinary share, including the Converted Aptorum Class A ordinary shares, issued and outstanding immediately prior to the Domestication will automatically convert, on a one-for-one basis, into one share of Aptorum Delaware common stock; (ii) each then issued and outstanding Class B ordinary share of Aptorum will convert automatically into a share of common stock of Aptorum Delawar and a share of non-voting and non-convertible Series A preferred stock of Aptorum Delaware.

The Domestication Proposal, if approved, will authorize a change of Aptorum’s jurisdiction of incorporation from the Cayman Islands to the State of Delaware. Accordingly, while Aptorum is currently governed by the Companies Act, upon the Domestication, Aptorum Delaware will be governed by the DGCL. Aptorum encourages shareholders to carefully consult the information set out below under “— Comparison of Corporate Governance and Shareholder Rights.”

Reasons for the Domestication

The Aptorum Board believes that it would be in the best interests of Aptorum, in connection with the completion of the Merger, to effect the Domestication. Further, the Aptorum Board believes that any direct benefit that the DGCL provides to a corporation also indirectly benefits its stockholders, who are the owners of the corporation. Because Aptorum Delaware will operate within the United States following the Merger, it was the view of the Aptorum Board that Aptorum Delaware should be structured as a corporation organized in the United States.

The Aptorum Board believes that there are several reasons why a reincorporation in Delaware is in the best interests of Aptorum and its shareholders. These additional reasons can be summarized as follows:

•        Prominence, Predictability and Flexibility of Delaware Law.    For many years, Delaware has followed a policy of encouraging incorporation in its state and, in furtherance of that policy, has been a leader in adopting, construing, and implementing comprehensive, flexible corporate laws responsive to the legal and business needs of corporations organized under its laws. Many corporations have chosen Delaware initially as a state of incorporation or have subsequently changed corporate domicile to Delaware. Because of Delaware’s prominence as the state of incorporation for many major corporations, both the legislature and courts in Delaware have demonstrated the ability and a willingness to act quickly and effectively to meet changing business needs. The DGCL is frequently revised and updated to accommodate changing legal and business needs and is more comprehensive, widely used and interpreted than other state corporate laws. This favorable corporate and regulatory environment is attractive to businesses such as ours.

•        Well-Established Principles of Corporate Governance.    There is substantial judicial precedent in the Delaware courts as to the legal principles applicable to measures that may be taken by a corporation and to the conduct of a company’s board of directors, such as under the business judgment rule and other standards. Because the judicial system is based largely on legal precedents, the abundance of Delaware case law provides clarity and predictability to many areas of corporate law. We believe such clarity would be advantageous to Aptorum Delaware, the Aptorum Delaware Board and management to make corporate decisions and take corporate actions with greater assurance as to the validity and consequences of those decisions and actions. Further, investors and securities professionals are generally more familiar with Delaware corporations, and the laws governing such corporations, increasing their level of comfort with

Delaware corporations relative to other jurisdictions. The Delaware courts have developed considerable expertise in dealing with corporate issues, and a substantial body of case law has developed construing Delaware law and establishing public policies with respect to corporate legal affairs. Moreover, Delaware’s vast body of law on the fiduciary duties of directors and officers provides appropriate protection for Aptorum Delaware’s stockholders from possible abuses by directors and officers.

•        Increased Ability to Attract and Retain Qualified Directors.    Reregistration from the Cayman Islands to Delaware is attractive to directors, officers, and stockholders alike. Aptorum Delaware’s incorporation in Delaware may make Aptorum Delaware more attractive to future candidates for the Aptorum Delaware Board, because many such candidates are already familiar with Delaware corporate law from their past business experiences. To date, we have not experienced difficulty in retaining directors or officers, but directors of public companies are exposed to significant potential liability. Thus, candidates’ familiarity and comfort with Delaware laws — especially those relating to director indemnification (as discussed below) — draw such qualified candidates to Delaware corporations. The Aptorum Board therefore believes that providing the benefits afforded directors by Delaware law will enable Aptorum Delaware to compete more effectively with other public companies in the recruitment of talented and experienced directors and officers. The frequency of claims and litigation pursued against directors and officers has greatly expanded the risks facing directors and officers of corporations in carrying out their respective duties. The amount of time and money required to respond to such claims and to defend such litigation can be substantial. While both Cayman Islands and Delaware law permit a corporation to include a provision in its governing documents to reduce or eliminate the monetary liability of directors for breaches of fiduciary duty in certain circumstances, we believe that, in general, Delaware law is more developed and provides more guidance than Cayman Islands law on matters regarding a company’s ability to limit director liability. As a result, we believe that the corporate environment afforded by Delaware will enable Aptorum Delaware to compete more effectively with other public companies in attracting and retaining new directors.

Regulatory Approvals; Third-Party Consents

Aptorum is not required to make any filings or to obtain any approvals or clearances from any antitrust regulatory authorities in the United States or other countries in order to complete the Domestication. However, because the Domestication must occur in connection with the Merger, it will not occur unless the Merger can be completed, which will require the approvals as described under the section of this proxy statement/prospectus entitled “The Nasdaq Stock Issuance Proposal.” Aptorum must comply with applicable U.S. federal and state securities laws in connection with the Domestication.

The Domestication will not breach any covenants or agreements binding upon Aptorum and will not be subject to any additional federal or state regulatory requirements, except compliance with the laws of the Cayman Islands and Delaware necessary to effect the Domestication.

Proposed Charter and Proposed Bylaws

Commencing with the effective time of the Domestication, the DGCL, the Proposed Charter and the Proposed Bylaws will govern the rights of stockholders in Aptorum Delaware.

Vote Required for Approval

The approval of the Domestication Proposal requires a special resolution, being the affirmative vote of holders of at least two-thirds of the Aptorum Class A ordinary shares and Aptorum Class B ordinary shares, voting as a class, who, being present in person or by proxy and entitled to vote at the Special Meeting, vote at the Special Meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the Special Meeting. However, as described elsewhere, Ian Huen, Aptorum’s Chairman and Chief Executive Officer, who beneficially owns 87.05% of Aptorum’s total voting power as of January 21, 2026, signed a voting agreement simultaneously with the execution of the Merger Agreement, pursuant to which he agreed to vote in favor of the Proposals. Accordingly, the Domestication Proposal will be approved after Mr. Huen casts his vote; no other vote will be needed to approve this proposal.

Resolution to be Voted Upon

“RESOLVED, as a special resolution, that Aptorum be de-registered in the Cayman Islands pursuant to clause 7 of the third amended and restated memorandum of association of Aptorum and article 53 of the third amended and restated articles of association of Aptorum and Part XII of the Cayman Islands Companies Act (As Revised); and be registered and transferred by way of continuation to Delaware as a corporation under the laws of the state of Delaware; and that the directors of Aptorum be authorized and directed to cause an application to be made to the Registrar of Companies of the Cayman Islands to de-register the Company in the Cayman Islands and be registered by way of continuation as a corporation under the laws of the State of Delaware.”

Recommendation of Aptorum Board

THE APTORUM BOARD UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE DOMESTICATION PROPOSAL.

PROPOSAL NO. 3 — THE NASDAQ STOCK ISSUANCE PROPOSAL

Overview

Assuming the Domestication Proposal is approved, Aptorum’s shareholders are also being asked to approve, by ordinary resolution, the Nasdaq Stock Issuance Proposal.

Why Aptorum Needs Shareholder Approval

Under Nasdaq Listing Rule 5635(a), shareholder approval is required prior to the issuance of securities in connection with the acquisition of another company if, due to the present or potential issuance of common stock, including shares issued pursuant to an earn-out provision or similar type of provision, or securities convertible into or exercisable for common stock, such securities are not issued in a public offering for cash and (A) have, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding before the issuance of common stock (or securities convertible into or exercisable for common stock); or (B) the number of shares of common stock to be issued is or will be equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the stock or securities, in either case at a price less than the greater of book or market value of the common stock.

Upon the consummation of the Merger, Aptorum Delaware expects to issue, in exchange for DiamiR common stock, [    ] shares of Aptorum Delaware common stock, which will exceed 20% of the outstanding shares of Aptorum Delaware common stock prior to such issuance and may be at a price less than the greater of book or market value of Aptorum Delaware’s common stock at such time. Therefore, to ensure compliance with Nasdaq Rule 5635(d), Aptorum is seeking shareholder approval of the issuance.

Vote Required for Approval

The approval of the Nasdaq Stock Issuance Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a simple majority of the votes cast by the holders of Aptorum Class A ordinary shares and Aptorum Class B ordinary shares, voting as a class, present in person or represented by proxy at the Special Meeting and entitled to vote, is required to approve the Nasdaq Stock Issuance Proposal. Abstentions and broker-non votes, if any, will have no effect on the Nasdaq Stock Issuance Proposal. However, as described elsewhere, Ian Huen, Aptorum’s Chairman and Chief Executive Officer, who beneficially owns 87.05% of Aptorum’s total voting power as of January 21, 2026, signed a voting agreement simultaneously with the execution of the Merger Agreement, pursuant to which he agreed to vote in favor of the Proposals. Accordingly, the Nasdaq Stock Issuance Proposal will be approved after Mr. Huen casts his vote; no other vote will be needed to approve this proposal.

The approval of the Nasdaq Stock Issuance Proposal is a condition to the closing under the Merger Agreement. If the Nasdaq Stock Issuance Proposal is approved, but the Domestication Proposal is not approved, then neither the issuance, Domestication nor the Merger will be consummated.

Resolution to be Voted Upon

“RESOLVED, as an ordinary resolution, that, for the purposes of complying with the applicable provisions of Nasdaq Listing Rules 5635(a), the issuance or potential issuance of shares of Aptorum Delaware common stock to the stockholders of DiamiR in the Merger pursuant to the Merger Agreement, be approved in all respects.”

Recommendation of the Aptorum Board

THE APTORUM BOARD UNANIMOUSLY RECOMMENDS THAT APTORUM SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE NASDAQ STOCK ISSUANCE PROPOSAL.

PROPOSAL NO. 4 — THE SIP PROPOSAL

Background

The Aptorum Board adopted the 2025 Stock Incentive Plan (the “2025 Incentive Plan”), attached as Appendix H hereto, on [    ], 2026, subject to approval by the Aptorum shareholders. The Board believes that the 2025 Incentive Plan will advance the long-term success of the Combined Company by incentivizing those key employees, officers, advisors and members of the Combined Company Board who are not employees for adding value to the organization.

The 2025 Incentive Plan will be administered by the Compensation Committee of the Combined Company Board. The 2025 Incentive Plan provides the Compensation Committee with flexibility to design compensatory awards that are responsive to the Combined Company’s needs. Subject to the terms of the 2025 Incentive Plan, the Compensation Committee has the discretion to determine the terms of each award. The Compensation Committee may delegate to one or more of the Combined Company’s officers the authority to grant awards to participants who are not directors, executive officers or 5% stockholders of the Combined Company.

Awards under the 2025 Incentive Plan may be in the form of incentive stock options, nonqualified incentive stock options or Common Stock awards. All of the securities issuable under the 2025 Incentive Plan relate ultimately to the Combined Company’s Common Stock and not to its Preferred Stock.

2025 Incentive Plan

Any employee of, non-employee director of, or consultant to the Combined Company or its affiliates or subsidiaries, who, in the judgment of the Compensation Committee, has contributed or can be expected to contribute to the profits or growth of the Combined Company may all be selected by the Compensation Committee to receive awards under the 2025 Incentive Plan. The benefits or amounts that may be received by or allocated to participants under the 2025 Incentive Plan will be determined at the discretion of the Compensation Committee and are not presently determinable.

The maximum number of shares as to which awards may be granted under the 2025 Incentive Plan shall not exceed 15% of the issued and outstanding shares of common stock of the Combined Company.

Options may be either incentive stock options or nonqualified stock options, provided that only employees may be granted incentive stock options. All options must be evidenced by an award agreement approved by the Compensation Committee. The Compensation Committee shall determine the number of shares subject to the option, the per share exercise price under the option, the period during which the option may be exercised, and all other terms and conditions of the option, subject to certain restrictions enumerated in the 2025 Incentive Plan, attached as Appendix H hereto.

An award of shares involves the immediate transfer from the Combined Company to a participant of ownership of a specific number of common stock in return for the performance of services. The participant is entitled immediately to voting, dividend and other ownership rights in such shares, subject to the discretion of the Compensation Committee. The transfer may be made without additional consideration from the participant. The Compensation Committee shall determine the number of shares to be awarded. If the share award is being earned upon the satisfaction of performance goals pursuant to an award agreement, then the Compensation Committee shall: (a) determine the nature, length and starting date of any performance period for each share award; (b) select from among any performance factors to be used to measure the performance, if any; and (c) determine the number of shares that may be awarded. The Compensation Committee may also specify performance objectives that must be achieved for any restrictions on the shares to lapse.

Except as provided below, no award under the 2025 Incentive Plan may be transferred by a participant other than by will or the laws of descent and distribution, and options and stock appreciation rights may be exercised during the participant’s lifetime only by the participant or, in the event of the participant’s legal incapacity, the guardian or legal representative acting on behalf of the participant. The Compensation Committee may expressly provide in an award agreement (other than an incentive stock option) that the participant may transfer the award to a spouse or lineal descendant, a trust for the exclusive benefit of such family members, a partnership or other entity in which all the beneficial owners are such family members, or any other entity affiliated with the participant that the Compensation Committee may approve. Notwithstanding the foregoing, any shares awarded (subject to any vesting requirements in a given grant) may be transferred in accordance with applicable law.

Termination

The Compensation Committee may terminate the 2025 Incentive Plan at any time. If not sooner terminated by the Combined Company Board, the 2025 Incentive Plan will terminate on the tenth anniversary of its effective date.

The 2025 Incentive Plan may be amended by the Combined Company Board, but without further approval by the stockholders of the Combined Company, the Combined Company Board shall not amend the 2025 Incentive Plan in any manner that requires shareholder approval under the Internal Revenue Code of 1986, as amended. The Combined Company Board may condition any amendment on the approval of the stockholders if such approval is necessary or deemed advisable with respect to the applicable listing or other requirements of a national securities exchange or other applicable laws, policies or regulations.

Tax Consequences

The following is a summary of certain of the federal income tax consequences of certain transactions under the 2025 Incentive Plan. This summary is not intended to be exhaustive and does not describe state or local tax consequences.

In general, an optionee will not recognize income at the time a nonqualified stock option is granted. At the time of exercise, the optionee will recognize ordinary income in an amount equal to the difference between the option price paid for the shares and the fair market value of the shares on the date of exercise. At the time of sale of shares acquired pursuant to the exercise of a nonqualified stock option, any appreciation (or depreciation) in the value of the shares after the date of exercise generally will be treated as capital gain (or loss).

An optionee generally will not recognize income upon the grant or exercise of an incentive stock option. If shares issued to an optionee upon the exercise of an incentive stock option are not disposed of in a disqualifying disposition within two years after the date of grant or within one year after the transfer of the shares to the optionee, then upon the sale of the shares any amount realized in excess of the option price generally will be taxed to the optionee as long-term capital gain and any loss sustained will be a long-term capital loss. If shares acquired upon the exercise of an incentive stock option are disposed of prior to the expiration of either holding period described above, the optionee generally will recognize ordinary income in the year of disposition in an amount equal to any excess of the fair market value of the shares at the time of exercise (or, if less, the amount realized on the disposition of the shares) over the option price paid for the shares. Any further gain (or loss) realized by the optionee generally will be taxed as short-term or long-term capital gain (or loss) depending on the holding period.

Subject to certain exceptions for death or disability, if an optionee exercises an incentive stock option more than three months after termination of employment, the exercise of the option will be taxed as the exercise of a nonqualified stock option. In addition, if an optionee is subject to federal “alternative minimum tax,” the exercise of an incentive stock option will be treated essentially the same as a nonqualified stock option for purposes of the alternative minimum tax.

A recipient of plan stock grants generally will be subject to tax at ordinary income rates on the fair market value of the plan stock grant (reduced by any amount paid by the recipient) at such time as the shares are no longer subject to a risk of forfeiture or restrictions on transfer for purposes of Code Section 83. However, a recipient who so elects under Code Section 83(b) within 30 days of the date of transfer of the plan stock grant will recognize ordinary income on the date of transfer of the shares equal to the excess of the fair market value of the plan stock grant (determined without regard to the risk of forfeiture or restrictions on transfer) over any purchase price paid for the shares. If a Code Section 83(b) election has not been made, any dividends received with respect to plan stock grants that are subject at that time to a risk of forfeiture or restrictions on transfer generally will be treated as compensation that is taxable as ordinary income to the recipient.

To the extent that a participant recognizes ordinary income in the circumstances described above, the Combined Company or subsidiary for which the participant performs services will be entitled to a corresponding deduction, provided that, among other things, the income meets the test of reasonableness, is an ordinary and necessary business expense, is not an “excess parachute payment” within the meaning of Code Section 280G and is not disallowed by the $1,000,000 limitation on certain executive compensation under Section 162(m) of the Internal Revenue Code.

This summary is not a complete description of all provisions of the 2025 Incentive Plan. A copy of the 2025 Incentive Plan is attached hereto as Appendix H.

Vote Required for Approval

The approval of the SIP Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a simple majority of the votes cast by the holders of Aptorum Class A ordinary shares and Aptorum Class B ordinary shares, voting as a class, present in person or represented by proxy at the Special Meeting and entitled to vote, is required to approve the Nasdaq Stock Issuance Proposal. Abstentions and broker-non votes, if any, will have no effect on the Nasdaq Stock Issuance Proposal. However, as described elsewhere, Ian Huen, Aptorum’s Chairman and Chief Executive Officer, who beneficially owns 87.05% of Aptorum’s total voting power as of January 21, 2026, signed a voting agreement simultaneously with the execution of the Merger Agreement, pursuant to which he agreed to vote in favor of the Proposals. Accordingly, the SIP Proposal will be approved after Mr. Huen casts his vote; no other vote will be needed to approve this proposal.

The approval of the Nasdaq Stock Issuance Proposal is a condition to the closing under the Merger Agreement. If the Nasdaq Stock Issuance Proposal is approved, but the Domestication Proposal is not approved, then neither the issuance, Domestication nor the Merger will be consummated.

Resolution to be Voted Upon

“RESOLVED, as an ordinary resolution, that, for the purposes of complying with the applicable provisions of Nasdaq Listing Rules 5635(a), the 2025 Stock Incentive Plan, be approved in all respects.”

Recommendation of the Aptorum Board

THE APTORUM BOARD UNANIMOUSLY RECOMMENDS THAT APTORUM SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE SIP PROPOSAL.

PROPOSAL NO. 5 — THE DIRECTOR APPOINTMENT PROPOSAL

Overview

The Director Appointment Proposal assumes the Merger is closed and is to appoint five (5) directors who, upon consummation of the Merger, will be the directors of the Combined Company (“Director Appointment Proposal”). The appointed directors will serve as the Combined Company Board of Directors immediately after the Merger and until the first shareholder meeting of the Combined Company, unless earlier terminated or resigned, at which the shareholders of the Combined Company will elect the Board of Directors to serve thereafter.

Nominees

As contemplated by the Merger Agreement, the board of the Combined Company following consummation of the Merger will consist of five (5) directors, consisting of two (2) of whom have been designated by DiamiR Primary Stockholder Parties and three (3) of whom has been designated by Aptorum. Effective as of the Effective Time, the following persons will be appointed to the Combined Company board of directors: DiamiR designees: Kira Sheinerman, Ph.D., MBA., and Laura A. Philips, Ph.D., MBA., and the following Aptorum designees: Ian Huen, Justin Wu, and Douglas Arner; Ian Huen is expected to be appointed as Chair of the board of directors of the Combined Company. Alidad Mireskandari, Ph.D., MBA will be appointed as a non-voting observer to the Board of the Combined Company. At least three of the Combined Company directors shall be considered independent under Nasdaq requirements.

The right to designate directors by Aptorum and DiamiR’s primary stockholder parties is only in connection with the closing of the Merger. Following the Merger, pursuant to the Combined Company’s Certificate of Incorporation and By-laws, the full Board will be able to fill vacancies to the Board by either the resignation or removal of current directors or by increasing the size of the Board. Additionally, other than the Board exercising its power set forth above, all replacements, new nominees and re-elections of current Board members will be recommended by the Nominating Committee of the Board of Directors and approved by the current Board of Directors for submission to the Combined Company’s stockholders to be voted upon at the Combined Company’s Annual or Special Meetings. Following the Merger, neither Aptorum nor the DiamiR primary stockholder will have any rights to designate any directors, nominees or replacement directors.

The Combined Company’s board of directors will only consist of one class of directors.

For more information on the experience of each of the director nominees, please see the section titled “Management of PubCo Following the Business Combination” of this proxy statement/prospectus.

Vote Required for Approval

The approval of the Director Appointment Proposal will require an ordinary resolution under Cayman Islands law, being the affirmative vote of a simple majority of votes cast by the holders of the issued and outstanding Alpha Star Ordinary Shares present in person or represented by proxy and entitled to vote at the Extraordinary General Meeting at which a quorum is present. However, as described elsewhere, Ian Huen, Aptorum’s Chairman and Chief Executive Officer, who beneficially owns 87.05% of Aptorum’s total voting power as of January 21, 2026, signed a voting agreement simultaneously with the execution of the Merger Agreement, pursuant to which he agreed to vote in favor of the Proposals. Accordingly, the Director Appointment Proposal will be approved after Mr. Huen casts his vote; no other vote will be needed to approve this proposal and all directors listed will be appointed as of the Effective Time.

Aptorum Stockholders may vote “FOR ALL” or “WITHHOLD ALL” or may withhold their vote with respect to particular director nominee(s).

Resolution to be Voted Upon

“RESOLVED, as an ordinary resolution, that the appointment of five (5) directors of the Combined Company, namely Kira Sheinerman, Ian Huen, Justin Wu, Dougals Arner and Laura A. Philips, effective upon the Closing, be approved in all respects.”

Recommendation of the Aptorum Board

THE APTORUM BOARD UNANIMOUSLY RECOMMENDS THAT APTORUM SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE DIRECTOR APPOINTMENT PROPOSAL.

PROPOSAL NO. 6 — THE ADJOURNMENT PROPOSAL

Overview

If Aptorum fails to receive a sufficient number of votes to approve the Domestication Proposal, the Nasdaq Stock Issuance Proposal, and/or the Share Consolidation Proposal, Aptorum may propose to adjourn the Special Meeting, for a period of not more than 60 days, for the purpose of soliciting additional proxies to approve the Domestication Proposal, the Nasdaq Stock Issuance Proposal, and/or the Share Consolidation Proposal. Aptorum currently does not intend to propose adjournment at the Special Meeting if there are sufficient votes to approve the Domestication Proposal, the Nasdaq Stock Issuance Proposal, and/or the Share Consolidation Proposal.

If a quorum is not present at the Special Meeting, shareholders holding a majority of the shares present or by proxy and entitled to vote, or the chairman of the meeting, will have the power to adjourn the special meeting until a quorum is present or represented.

Vote Required for Approval

The approval of the Adjournment Proposal requires an ordinary resolution, being the affirmative vote of holders of a majority of the Aptorum ordinary shares, who, being present in person or by proxy and entitled to vote at the Special Meeting, vote at the Special Meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the Special Meeting. However, as described elsewhere, Ian Huen, Aptorum’s Chairman and Chief Executive Officer, who beneficially owns 87.05% of Aptorum’s total voting power as of January 21, 2026, signed a voting agreement simultaneously with the execution of the Merger Agreement, pursuant to which he agreed to vote in favor of the Proposals. Accordingly, the Adjournment Proposal will be approved after Mr. Huen casts his vote; no other vote will be needed to approve this proposal.

Resolution to be Voted Upon

“RESOLVED, as an ordinary resolution, that the adjournment of the Special Meeting to a later date or dates, if necessary: (1) to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of one or more proposals at the Special Meeting; (2) for the absence of a quorum; (3) to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosure that Aptorum has determined in good faith after consultation with outside legal counsel is required under applicable law and for such supplemental or amended disclosure to be disseminated and reviewed by its shareholders prior to the Special Meeting; or (4) in order to engage with investors, be approved.”

Recommendation of the Aptorum Board

THE APTORUM BOARD UNANIMOUSLY RECOMMENDS THAT APTORUM SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE ADJOURNMENT PROPOSAL.

THE MERGER

This section describes the Merger and the related transactions. The description in this section and elsewhere in this proxy statement/prospectus is qualified in its entirety by reference to the complete text of the Merger Agreement, a copy of which is attached as Annex A and is incorporated by reference into this proxy statement/prospectus. This summary does not purport to be complete and may not contain all of the information about the Merger and the related transactions that is important to you. You are encouraged to read the Merger Agreement carefully and in its entirety. This section is not intended to provide you with any factual information about Aptorum or DiamiR. Such information can be found elsewhere in this proxy statement/prospectus and in the public filings Aptorum makes with the SEC that are incorporated by reference herein, as described in the section of this proxy statement/prospectus entitled “Where You Can Find More Information.”

Background of the Merger

The following chronology is a summary description of the background of the negotiations and the proposed merger and does not purport to catalogue every conversation among representatives of Aptorum Group, DiamiR Biosciences and other parties. The terms of the Merger Agreement are the result of extensive arm’s-length negotiations among Aptorum’s and DiamiR’s management and members of the Aptorum board and the DiamiR board of directors, along with Aptorum’s and DiamiR’s respective financial advisors and legal counsel.

In the ordinary course of business, the Aptorum Group Board, with the assistance of senior management and advisors, regularly reviewed the near-term and long-term strategy, positioning, and operating prospects of Aptorum Group with a view toward maximizing stockholder value. These reviews included, from time to time, discussions about a possible business combination and whether such a complementary combination could offer the best opportunity to maximize stockholder value, as well as a review of the relative potential benefits and risks associated with such action.

On January 2, 2025, Aptorum Group announced that it entered into a securities purchase agreement with several institutional investors to purchase 1,535,000 Class A Ordinary Shares in a registered direct offering raising $3,000,000 at an offering price of $2.00 per share.

DiamiR Biosciences, who’s business objectives include the development of lab-developed tests (LDTs) under Clinical Laboratory Improvement Amendments (CLIA) and FDA guidelines primarily based on the identified microRNA signatures for brain health and other conditions, and potentially the development of blood protein biomarkers for risk stratification of cognitively unimpaired individuals vs MCI vs AD patients, and which requires funding through means of equity offerings, debt financings or grants, had previously determined it was in the best interests of DiamiR and its shareholders to pursue entry into the public market through means of an initial public offering in order to enable increased funding opportunities necessary for DiamiR’s business operations.

On April 2, 2025, Aptorum Group initially approached DiamiR Biosciences with the help of their legal counsel Hunter Taubman Fischer & Li.

On April 16, 2025, Aptorum Group announced the receipt of a notification from the Nasdaq Stock Market LLC dated 15 April 2025 regarding non-compliance with the minimum bid price requirement of $1 per share, as per Nasdaq Listing Rule 5550(a)(2).

As stated within its Annual Report on Form 20-F for the year ended December 31, 2024, Aptorum Group had cash and cash equivalents of $0.88 million at December 31, 2024. In addition, Aptorum Group continued to look at potential synergistic M&A opportunities.

On April 4, 2025, Mr. Huen, Aptorum’s Charirman and Chief Executive Officer, held a video conference call with Dr. Alidad Mireskandari, Chief Executive Officer of DiamiR and Dr. Kira Sheinerman, Executive Director of DiamiR for an introductory discussion. Other participants included representative of Hunter Taubman Fischer & Li. In connection with Aptorum’s review of the potential transaction with DiamiR, Aptorum and its advisors completed customary diligence, including, meetings with the management of DiamiR, customary legal review of DiamiR business and contracts, and customary financial diligence.

On April 14, 2025, Aptorum sent DiamiR an initial draft non-binding letter of intent (the “LOI”) and term sheet. Following further negotiations, including calls on April 22, 2025 and May 6, 2025 to discuss the contemplated business combination structure, and the respective approvals of each company’s board of directors, the LOI was signed on May 12,

2025, and further amended on June 2, 2025. The companies estimated their relative and combined values, subject to performance and market conditions, based on the factors described elsewhere in this prospectus/proxy statement. The estimated combined value of the companies, as indicated in the LOI, was $50 million, 70% of which was attributed to DiamiR and 30% was attributed to Aptorum. No quantitative valuation was performed. The LOI contemplated the acquisition of DiamiR by Aptorum, with DiamiR surviving as a wholly owned subsidiary of Aptorum, the entry into the Management Services Agreement and Intellectual Property Agreement (as further described in this proxy and prospectus) during the interim period between signing of the Merger Agreement and consummation of the Merger, the redomestication of Aptorum in Delaware, and other requirements that would be needed prior to the consummation of a merger.

Under the terms of the Merger Agreement, following the pre-closing transactions (conversion of Aptorum and DiamiR convertible debt into common stock and the exchange of each share of Aptorum Class B ordinary share into one share of Aptorum Delaware common stock and one share of Aptorum Delaware’s non-voting, non-convertible preferred stock), Aptorum will acquire all issued and outstanding capital stock of DiamiR in exchange for approximately 20.4 million shares of Aptorum’s common stock with an estimated fair value of $18.7 million (based on the closing price of Aptorum’s Class A Ordinary Shares on July 11, 2025, of $0.94 per share). Following the Merger, Aptorum’s existing shareholders will own 9,536,034 shares of the Combined Company’s common stock and Aptorum’s place of incorporation will be moved from the Cayman Islands to Delaware and it will have one class of common stock. The preferred stock to be issued in exchange for Aptorum’s Class B Ordinary shares will be non-voting and non-convertible but will entitle the holders to 70% of the net proceeds, if any, realized by the Combined Company following any sale of Alzheon common stock currently held by the Company.

The Company’s board of directors believed that, as a result of arm’s length negotiations with DiamiR, the Company and its management team negotiated the most favorable implied value and equity split for its stockholders that DiamiR was willing to agree to, and that the terms of the Merger Agreement include the most favorable terms to the Company in the aggregate to which DiamiR was willing to agree. Immediately prior to signing the Merger Agreement, the Company’s stock price was $0.94 per share, as quoted on Nasdaq on July 11, 2025. Aptorum and DiamiR agreed that at the time of closing of the Merger the relative valuation would be subject to adjustment to reflect the agreed upon 70/30 allocation.

The Company’s board of directors also believed, after a thorough review of strategic alternatives and discussions with the Company’s senior management and legal counsel, that the proposed Merger is more favorable to its stockholders than the potential value that might have resulted from other strategic options available to Company.

After considering these and other factors, the Company’s board of directors approved the Merger, which the Company board of directors believes better positions Company for long-term success.

Aptorum, in connection with the proposed merger with DiamiR, may raise additional capital through private or public offerings, which proceeds are intended for working capital, to support DiamiR’s biopharma services franchise, increase lab throughput, advance pipeline products, including CogniMIR®, test for glioblastoma and other LDTs under CLIA guidelines, and other general corporate purposes. Although no financing is required to close the Merger the parties are contemplating to complete one prior to the closing of the Merger to ensure they have sufficient funds for the Merger Consideration.

Between May 12, 2025 and July 13, 2025, Aptorum and DiamiR, and their respective legal counsels, prepared, reviewed, and negotiated the terms of the Merger Agreement, disclosure schedules, and other ancillary transaction agreements, and prepared the necessary disclosures as required on Forms S-4 and F-1 to be filed with the SEC.

On July 7, 2025, after the consideration, review, and approval of DiamiR’s Chief Executive Officer, DiamiR entered into a financial advisory agreement with H.C. Wainwright & Co., LLC (“Wainwright”), with Wainwright to act as exclusive financial advisor to DiamiR in connection with the merger with Aptorum. As compensation for its services, upon the consummation of the Merger, Wainwright will receive common stock purchase warrants to purchase up to a number of shares of common stock of the Combined Company equal to $500,000 divided by the closing price of the Combined Company’s common stock on the date of consummation of the Merger, which warrants shall have an exercise price of $0.01 per share and a term of exercise of five years. For illustrative purposes only, since the ultimate warrant will be based on the Combined Company’s closing price and will provide the right to receive shares of the Combined Company’s common stock, based on the closing price of Aptorum’s Class A ordinary shares on September 30, 2025, Wainwright would receive warrants to purchase up to 247,525 shares of the Combined Company’s common stock. In the event that DiamiR (or the Combined Company) consummates one or more financing transactions, with gross proceeds of at least $4,000,000 following the execution of the Merger Agreement through and including the consummation of the Merger and within 90 days thereafter, Wainwright shall receive a cash fee of $250,000, which cash fee shall be paid in lieu of a number of warrants equal to $250,000 as described in the immediately preceding sentence (and, if previously issued, a number of warrants equal to $250,000 shall be cancelled). In addition, Wainwright shall receive reimbursement of reasonable out-of-pocket expenses, including legal fees and expenses, incurred by Wainwright in connection with financial advisory agreement. As of January 21, 2026, Wainwright has incurred $0 in out-of-pocket expenses. Dr. Kira Sheinerman, the co-founder of DiamiR, is currently a managing director of Wainwright and shall be appointed to the Combined Company’s board of directors.

On July 14, 2025, following the review, approval, and consent obtained from each of the Aptorum and DiamiR Board of Directors, Aptorum, DiamiR, and the newly formed Merger Sub executed the Merger Agreement, in addition to the entry into the Voting Agreement with Ian Huen (as described in this proxy and prospectus), the Managed Services Agreement, and the Intellectual Property Agreement.

Aptorum’s Reasons for the Merger

Since inception, the Company has sought to maximize shareholder value by licensing and acquiring technologies that have scientific merit and ultimately, meaningful market value after commercialization. We believe great opportunity exists for therapeutic agents developed for CNS indications, including neurodegenerative diseases such as Alzheimer’s and Parkinson’s, as well as certain cancers like glioblastoma and neuroblastoma. Due to the heterogeneity of these diseases, there is a wide spectrum of clinical manifestations and outcomes in patients with these conditions. Therefore, there is a strong need for accurate, minimally invasive biomarkers reflective of pathophysiological processes underlying these diseases that can be used for disease progression and treatment response monitoring. As such, the Company’s management finds great value in DiamiR’s innovation and proprietary technology.

DiamiR’s platform technology, which is based on targeted selection and quantitative analysis of organ-enriched, including brain-enriched, microRNA (miRNAs) detectable in blood plasma, has a potential to provide molecular diagnostic solutions for risk assessment and monitoring of neuro and other indications in clinical trials, which we believe will enable more effective drug development for these indications. DiamiR’s CLIA/CAP-certified lab offers and is planning to offer additional genetic and protein biomarkers used in clinical trials for. For example, DiamiR’s APOE genotyping test (APOE e4 allele is an established risk factor of AD, while APOE e2 is considered to be neuroprotective), which has been approved by NY State and CAP, can be used as a screening tool for enrollment into clinical trials targeting APOE e4 carriers or non-carriers. The Company is aware of a need in such test first-hand as it holds a position in a private life sciences company Alzheon that is developing a therapeutic agent for AD patients who are APOE e4 carriers. The Company’s private investment position in Alzheon, which consists of 622,600 shares of Alzheon’s preferred stock, may create synergies for the post-merger Combined Company to potentially provide a diagnostic tool consisting of APOE genotype and miRNA panel testing for their therapeutic offering. Further, DiamiR’s technology and biomarker panels can facilitate identification of new indications for repurposed drugs, such as SACT-1 in our pipeline, an agent with previously unrecognized kinase inhibitory activity against MEK5/ERK5 signaling pathway that has shown promise in neuroblastoma.

As described below, while building Aptorum’s pipeline via acquisitions and internal efforts, the Company’s executives have accumulated expertise in clinical studies and services. We recognize the importance of effective biomarkers for drug development, and therefore, deem DiamiR’s programs as highly synergistic with ours. As a post-merger Combined Company, the Company plans to utilize DiamiR’s biomarker panels in various clinical studies, including through collaborations with academic institutions and clinical centers in the US and other countries through Company Chief Executive Officer’s extensive global medical network, expanding therapeutic focus and geographical outreach for the Combined Company.

In approving the Letter of Intent and the Merger, Company’s board of directors considered the pros and cons of the Merger versus other alternatives, which is likely a delisting of Company’s Class A ordinary shares from Nasdaq if the Merger is not completed, and the opportunities and risks presented with the Merger.

In particular, Company’s board of directors took into account the following reasons, facts and circumstances in approving the Merger:

•        the potential for DiamiR’s product candidates in brain health, cancer and inflammatory diseases to create long term value for Company’s stockholders;

•        the potential synergies available when combining Company’s existing SACT-1 therapeutic program for neuroblastoma and potentially other indications with DiamiR’s technology;

•        the ability of the business combination to facilitate re-commencing of clinic services by the Company including in the growing market of minimally invasive diagnostic solutions for clinical trial support;

•        the potential enhanced ability to raise capital utilizing a broader potential product portfolio;

•        Company’s projected cash position and the difficulties the Company has encountered in raising sufficient capital on a stand-alone basis;

•        the risks of continuing to operate Company on a stand-alone basis, including uncertainty regarding Company’s product development and the need to raise significant additional financing for future clinical and commercial development;

•        the low valuation of the Company on a stand-alone basis currently evidenced by the trading price of Company’s Class A ordinary shares;

•        the strategic alternatives to the Merger, including the discussions that Company’s management and advisors previously conducted with other potential partners, and the lack of any viable alternatives; and

•        the view of Company that the consideration is fair, from a financial point of view, to the holders of Company’s Class A ordinary shares.

The Company’s board of directors believed that, as a result of arm’s length negotiations with DiamiR, Company and its management team negotiated the most favorable implied value and equity split for its stockholders that DiamiR was willing to agree to, and that the terms of the Merger Agreement include the most favorable terms to Company in the aggregate to which DiamiR was willing to agree. Immediately prior to signing the Merger Agreement, Company’s stock price was $0.94 per share, as quoted on Nasdaq on July 11, 2025 and DiamiR’s valuation based on the agreed upon conversion ratio was calculated to be approximately $18.7 million.

The Company board of directors also believed, after a thorough review of strategic alternatives and discussions with Company’s senior management and legal counsel, that the Merger is more favorable to its stockholders than the potential value that might have resulted from other strategic options available to Company, which would likely be a delisting of the Company’s Class A ordinary shares from Nasdaq if the Merger is not consummated.

After giving consideration to these and other factors, the Company board of directors approved the Merger, which the Company board of directors believes better positions Company for long-term success.

DiamiR’s Reasons for the Merger

DiamiR’s decision to proceed with the strategic combination with Aptorum Group, is based on the following considerations:

•        DiamiR Biosciences has extensive experience in microRNA (miRNA) biomarkers discovery and validation and is expanding its area of exoertise to include well characterized blood protein biomarkers involved in AD; DiamiR’s prospective biopharma services partners and customers are life sciences companies developing therapeutic treatments; Aptorum has accumulated significant knowledgebase in drug development processes and appreciates the importance of biomarkers as tools to quantify drug response, progression and target engagement;

•        Aptorum’s and DiamiR’s visions are aligned regarding the synergies between our therapeutic programs with accurate and minimally invasive biomarker panels for better patient outcomes; success in drug development could partly dependent on having the tools and technologies to recruit the “right” patient into clinical studies and to monitor drug response in study participants; DiamiR could help Aptorum develop and use a number of different diagnostic platforms to achieve this goal; DiamiR’s robust IP portfolio could allow this work to remain proprietary and gives the Combined Company an edge in the market place for such services;

•        DiamiR’s patent-protected platform technology has shown to be effective in detecting and differentiating neurodegenerative diseases, cancer, and inflammatory diseases; we believe there may be synergies with Aptorum’s programs, in particular SACT-1 drug repurposing program;

•        Aptorum and its executives have strong background in clinical services; DiamiR pursues dual business model of clinical testing and biopharma services;

•        DiamiR’s CLIA-certified, CAP-accredited laboratory is staffed with experienced assay development executives and employees with years of experience in developing molecular and biomarker testing solutions; key members of the DiamiR team have experience in developing, validating, and launching microRNA tests for commercial use; prior to their employment with DiamiR and while still with Interpace Biosciences, they were part of the team that validated and launched the first commercially available miRNA clinical test in oncology (thyroid cancer) and could apply their know-how to help Aptorum in its clinical development programs;

•        The combination with Aptorum Group will allow DiamiR to grow as part of a global company with broader network of experts and key opinion leaders;

•        Business combination with a publicly listed company is expected to provide DiamiR with access to additional resources, including capital, to advance its product candidates for brain health, cancer and inflammatory diseases and to create value to shareholders;

•        DiamiR’s lead program is focused on detecting, monitoring, and predicting risk of progression of brain health indications, such as mild cognitive impairment and Alzheimer’s disease; there is a significant unmet need in actionable testing solutions and a public company platform is better suited for this objective.

After giving consideration to these and other factors (including such factors as mentioned above for Aptorum’s reasoning for entering the merger), DiamiR’s board of directors approved the Merger, which the DiamiR board of directors believes better positions DiamiR for long-term success.

Valuation of DiamiR and Merger Consideration

Between April and May 2025, an estimated preliminary conversion ratio of 70/30 was determined by senior management and the Board of Directors of Aptorum and DiamiR in direct discussions based on available quantitative and qualitative information regarding each of the companies, as well as the experience and judgement of management and the board of directors for each company. Management and the Board of Directors of Aptorum and DiamiR considered the following factors, among others:

•        The quoted market price of Aptorum Class A ordinary shares, including the quote market price on May 6, 2025 of $0.86 per share

•        The nature of and value ascribed to prior transactions involving the issuance by DiamiR of its common stock, including its 2021 laboratory acquisition and the 2023 conversion of an outstanding convertible note at a conversion price agreed upon by the parties based on estimated value of total DiamiR shares outstanding of approximately $30 million

•        Aptorum’s and DiamiR’s recent financing activities, including Aptorum’s January 2025 registered direct offering at a price of $2.00 per share, and placing of shares at price of $2.00 per share in October 2025.

•        Other publicly available information of Aptorum

•        The markets for DiamiR’s tests in development and their stage of development

•        The intellectual property and human and financial resources of each

•        Available information regarding Aptorum’s and DiamiR’s future plans

•        Observable valuations and transactions of similar companies, including selected companies valued between $11 million and $132 million

•        Anticipated risk factors

Management did not assign relative weights to the qualitative factors above, which are generally described elsewhere in this proxy statement/prospectus. Between May 12, 2025 and July 13, 2025, Aptorum and DiamiR, and their respective legal counsels, generally exchanged further internal information, including working capital needs, and conducted customary due diligence. The companies developed and reviewed further information regarding the valuation of comparable companies. On July 7, 2025, DiamiR entered into a financial advisory agreement with H.C. Wainwright & Co., LLC (“Wainwright”), with Wainwright to act as exclusive financial advisor to DiamiR in connection with the Merger. The companies did not exchange financial projections. Aptorum did not engage a financial advisor.

Based on these activities, in the absence of material business developments affecting either company in the period, each companies’ senior management concluded that no adjustment to the estimated preliminary conversion ratio was necessary during the finalization of terms for the Merger Agreement.

Interests of Aptorum Directors, Officers and Affiliates in the Merger

In considering the recommendation of the Aptorum Board with respect to issuing shares of Aptorum Delaware common stock in the Merger and the other matters to be acted upon by the Aptorum shareholders at the Special Meeting, the Aptorum shareholders should be aware that Aptorum directors and executive officers have interests in the Merger that are different from, or in addition to, the interests of Aptorum shareholders generally. These interests may present Aptorum directors and executive officers with actual or potential conflicts of interest. For example, Aptorum’s directors and officers will be eligible for continued indemnification and continued coverage under directors’ and officers’ liability insurance after the Closing and pursuant to the terms of the Merger Agreement.

As of September 30, 2025, Aptorum’s directors and executive officers owned, in the aggregate, 10.28% of the outstanding shares of Aptorum’s Class A ordinary shares.

These interests may have influenced the Aptorum Board in making their recommendation that you vote in favor of the approval of the Merger. The members of the Aptorum Board were aware of and considered these interests, among other matters, when they approved the Merger and recommended that Aptorum stockholders approve the proposals required to effect the Merger, as well as the other proposals contained herein. The Aptorum Board determined that the overall benefits expected to be received by Aptorum and its stockholders in the Merger outweighed any potential risk created by the conflicts stemming from these interests. In addition, the Aptorum Board determined that potentially disparate interests would be mitigated because (i) most of these disparate interests would exist with respect to a business combination by Aptorum with any other target business or businesses and (ii) these interests could be adequately disclosed to stockholders in this proxy statement/prospectus, and that stockholders could take them into consideration when deciding whether to vote in favor of the proposals set forth herein.

Interests of DiamiR Directors, Officers and Affiliates in the Merger

In considering the recommendation of the DiamiR Board with respect to approving the Merger, stockholders should be aware that DiamiR directors and executive officers have interests in the Merger that are different from, or in addition to, the interests of DiamiR stockholders generally. These interests may present them with actual or potential conflicts of interest, and these interests, to the extent material, are described below.

From June 2020 through April 2023, Kira Sheinerman, one of the founders and the Executive Director of DiamiR, served as senior strategic consultant to Aptorum, which role included reviewing therapeutic and diagnostic opportunities, and making industry and academia introductions for Aptorum. Kira Sheinerman currently hold 2,772 shares of Aptorum and is a managing director at Wainwright, with which DiamiR has a financial advisory agreement pursuant to which Wainwright acts as exclusive financial advisor to DiamiR in connection with the Merger. Additionally, Dr. Sheinerman owns less than one percent (1%) of Aptorum’s Class A ordinary shares and will be appointed to the Combined Company’s board of directors. Dr. Mireskandari and Mr. Anthony, DiamiR’s current Chief Executive Officer and Chief Financial Officer, will also be appointed the Combined Company’s executive management, as Chief Operating Officer and Chief Financial Officer, respectively.

The DiamiR Board was aware of these potential conflicts of interest and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the Merger, and to recommend that the DiamiR stockholders approve the Merger as contemplated by this proxy statement/prospectus.

Accounting Treatment of the Transaction

Aptorum now prepares its financial statements in accordance with GAAP. The Merger will be accounted for in accordance with Topic 805, with Aptorum considered as the accounting acquirer and DiamiR as the accounting acquiree. Accordingly, Aptorum will measure the assets acquired and liabilities assumed at their fair values, including tangible and identifiable intangible assets acquired and liabilities assumed as of the closing date, with limited exceptions to fair value measurement for certain assets acquired and liabilities assumed as specified in Topic 805. Any excess purchase price over the value of assets acquired and liabilities assumed will be recorded as goodwill.

THE MERGER AGREEMENT

This section describes the material terms of the Merger Agreement. The descriptions of the Merger Agreement in this section and elsewhere in this joint proxy statement/prospectus are qualified in their entirety by reference to the complete text of the merger agreement, a copy of which is attached as Annex A and is incorporated by reference into this joint proxy statement/prospectus. This summary does not purport to be complete and may not contain all of the information about the merger agreement that is important to you. You are encouraged to carefully read the entire Merger Agreement before making any decisions regarding the Merger Agreement or the Merger.

The Merger

Pursuant to the Merger Agreement, subject to the satisfaction or waiver of the conditions to closing set forth in the Merger Agreement, Merger Sub will merge with and into DiamiR, with DiamiR continuing as a wholly owned subsidiary of Aptorum and the surviving corporation of the Merger.

Merger Consideration

At the Effective Time, each then-outstanding share of DiamiR’s common stock, other than dissenting shares, will be converted into a number of shares of Aptorum Delaware common stock equal to the Conversion Ratio. Immediately following the closing of the Merger, stockholders of DiamiR and existing Aptorum’s shareholders will own approximately 70% and 30%, respectively, of the outstanding shares of the Combined Company.

For purpose of the Merger Agreement, the Conversion Ratio means the number resulting from dividing (i) the quotient of dividing the total number of Aptorum ordinary shares on a fully diluted basis by the total number of shares of DiamiR common stock on a fully diluted basis, by (ii) three-seventh (3/7).

Between April and May 2025, an estimated preliminary conversion ratio was determined by senior management and the Board of Directors of Aptorum and DiamiR in direct discussions based on available quantitative and qualitative information regarding each of the companies, as well as the experience and judgement of management and the board of directors for each company, which in the absence of material business developments affecting either company in the period, each companies’ senior management concluded that no adjustment to the estimated preliminary conversion ratio was necessary during the finalization of terms for the Merger Agreement. See the description of factors under the section “Valuation of DiamiR and Merger Consideration” that were considered by each of Aptorum and DiamiR management in their determination of the Conversion Ratio.

At the Effective Time, each share of DiamiR common stock that is issued and outstanding immediately prior to the Effective Time (other than any Dissenting Shares) shall be cancelled in exchange for such number of shares of validly issued, fully paid and non-assessable Aptorum Delaware common stock as is equal to one (1) multiplied by the Conversion Ratio.

No fractional shares of Aptorum Delaware common stock shall be issued in connection with the Merger, and no certificates or scrip for any such fractional shares shall be issued. Any holder of the shares of A DiamiR common stock who would otherwise be entitled to receive a fraction of a share of Aptorum Delaware common stock shall not receive such fraction, and shall instead receive such amount rounded up to the nearest whole number of shares of Aptorum Delaware common stock.

After the Effective Time, stockholders of Aptorum Delaware will continue to own their existing shares of Aptorum Delaware common stock, which will not be changed by the Merger.

At the Effective Time, so long as he is employed by the Combined Company, Mr. Mireskandari shall receive an option to purchase an amount of shares of Aptorum’s Common Stock equal to 400,000 multiplied by the Conversion Ratio, at an exercise price equal to the closing price of Aptorum’s Common Stock on the day of Closing. Such options shall vest as set forth in the Merger Agreement. If Aptorum sells any equity securities between the signing of the Merger Agreement and the Closing, it shall also pay Mr. Mireskandari a certain amount of cash, ranging from $0 to $60,000, depending on the amount of proceeds Aptorum receives in such equity sale.

Completion and Effectiveness of the Merger

The Merger Agreement requires the parties to consummate the Merger as promptly as practicable (and in any event within two business days) after all of the conditions to the consummation of the Merger contained in the Merger Agreement are satisfied or waived, including the adoption of the Merger Agreement by the DiamiR stockholders and the approval by the Aptorum shareholders of the issuance of Aptorum Delaware common stock and the other transactions proposed under the Merger Agreement, other than those conditions that by their nature are to be satisfied at the Closing. The Merger will become effective upon the filing of certificate of merger with the Secretary of State of the State of Delaware or at such later time as is agreed by Aptorum and DiamiR specified in the certificate of merger. The parties are aiming to close the Merger before 2027, however, neither Aptorum nor DiamiR can predict the exact timing of the consummation of the Merger.

Procedures for Exchanging Stock Certificates

On or prior to the closing of the Merger, Aptorum will select an exchange agent and, immediately prior to the Effective Time, Aptorum will deposit with the exchange agent evidence of book-entry shares representing the shares of Aptorum Delaware common stock issuable pursuant to the terms of the Merger Agreement in exchange for shares of DiamiR common stock (excluding shares to be cancelled pursuant to the Merger Agreement and excluding dissenting shares) calculated in accordance with the Merger Agreement.

As soon as reasonably practicable after the Effective Time, Aptorum and DiamiR shall cause the exchange agent to mail to each record holder of DiamiR capital stock (excluding shares to be cancelled pursuant to the Merger Agreement and excluding dissenting shares) (i) a letter of transmittal and (ii) instructions for surrendering the record holder’s stock certificates and identifying the record holder’s book-entry shares in exchange for the Merger consideration. Upon delivery to the exchange agent of a duly executed letter of transmittal in accordance with the exchange agent’s instructions, the surrender of the record holder’s stock certificates and identification of book-entry shares, if applicable, and delivery to the exchange agent of such other documents as may be reasonably required by the exchange agent, the record holder of such stock certificates or book-entry shares, as applicable, will be entitled to receive in exchange therefor book-entry shares representing the number of whole shares of Aptorum common stock issuable to such holder pursuant to the Merger Agreement and any dividends or other distributions payable pursuant to the Merger Agreement. The surrendered certificates representing shares of DiamiR common stock will be canceled.

After the Effective Time, each certificate or book-entry share representing DiamiR common stock that has not been surrendered will represent only the right to receive the Merger consideration payable in respect thereof pursuant to the Merger Agreement.

HOLDERS OF DIAMIR COMMON STOCK SHOULD NOT SEND IN THEIR DIAMIR STOCK CERTIFICATES UNTIL THEY RECEIVE A LETTER OF TRANSMITTAL FROM THE EXCHANGE AGENT WITH INSTRUCTIONS FOR THE SURRENDER OF DIAMIR STOCK CERTIFICATES.

Representations and Warranties

The Merger Agreement contains generally reciprocal representations and warranties, except as otherwise indicated below. Each of Aptorum, the Merger Sub, and DiamiR has made representations and warranties regarding, among other things:

•        organization, existence, standing, qualification to do business and corporate organizational power;

•        authority with respect to the execution and delivery of the Merger Agreement and the due and valid execution and delivery and enforceability of the Merger Agreement;

•        required regulatory filings and consents and approvals of governmental authorities;

•        absence of conflicts with or violations of organizational documents, other contracts and applicable laws;

•        capital structure;

•        ownership of subsidiaries and minority owned joint ventures;

•        accuracy of information supplied or to be supplied in connection with this proxy statement/prospectus;

•        conduct of their business in the ordinary course and the absence of a material adverse effect;

•        absence of undisclosed material liabilities;

•        absence of certain litigation;

•        possession of and compliance with, necessary permits;

•        compliance with applicable laws;

•        certain material contracts;

•        taxes;

•        employee matters and employee benefit plans;

•        labor matters;

•        intellectual property and information technology (including data protection);

•        environmental matters;

•        compliance with certain domestic and foreign anti-corruption laws;

•        compliance with customs and international trade laws and sanctions;

•        insurance coverage;

•        real property and personal property;

•        transactions with affiliates; and broker’s fees payable in connection with the Mergers and the other transactions contemplated by the Merger Agreement;

The Merger Agreement contains additional representations and warranties of Aptorum and the Merger Sub, including the following:

•        timely filing of and accuracy of, SEC reports and compliance with applicable securities laws;

•        compliance with employee benefit plans;

•        determination that Aptorum is not an “Investment Company”; and

•        the continued listing of Aptorum’s ordinary shares on Nasdaq

Many of the representations and warranties in the Merger Agreement are qualified by a “materiality” or “material adverse effect” standard (that is, they will not be deemed to be untrue, inaccurate or incorrect unless their failure to be true or correct would, individually or in the aggregate, be material or have a material adverse effect, as the case may be). In addition, certain of the representations and warranties in the Merger Agreement are subject to “knowledge” qualifications (that is, those representations and warranties would not be deemed untrue, inaccurate or incorrect as a result of matters of which certain officers of the party making the representation or warranty did not have knowledge that such representation or warranty was untrue, inaccurate or incorrect). Furthermore, each of the representations and warranties is subject to the qualifications set forth in the parties’ disclosure schedules and, for Aptorum, Aptorum’s SEC filings.

For purposes of the Merger Agreement, a “material adverse effect” means, with respect to a Aptorum or DiamiR, an effect, development, circumstance, fact, change or event that has a material adverse effect on (x) such party and its subsidiaries, or the results of operations or financial condition of such party and its subsidiaries in each case, taken as a whole, or (y) the ability of such party and its subsidiaries to consummate the Merger transactions.

Clause (x) of the definition of “material adverse effect” generally excludes any of the following and any effect that results or arises therefrom (however these may be taken into account in determining if a Material Adverse Effect has occurred to the extent it has a disproportionate and adverse effect on such party and its subsidiaries or the results of operations or financial condition of such party and its subsidiaries, in each case, taken as a whole, relative to other similarly situated businesses in the industries in which such party and its subsidiaries operate):

•        any change in Law, regulatory policies, accounting standards or principles (including GAAP and IFRS) or any guidance relating thereto or interpretation thereof, in each case after the date hereof;

•        any change in interest rates or economic, political, business or financial market conditions generally (including any changes in credit, financial, commodities, securities or banking markets);

•        any change affecting any of the industries in which such Party and its Subsidiaries operate or the economy as a whole;

•        any epidemic, pandemic or disease outbreak (including COVID-19 and any COVID-19 Measures);

•        the announcement or the execution of this Agreement, the pendency of the Transactions, or the performance of this Agreement, including losses or threatened losses of employees, customers, suppliers, vendors, distributors or others having relationships with the Party and its Subsidiaries;

•        any weather conditions, earthquake, hurricane, tsunami, tornado, flood, mudslide, wild fire or other natural disaster, act of God or other Force Majeure event;

•        any acts of terrorism, sabotage, war, riot, the outbreak or escalation of hostilities, or change in geopolitical conditions;

•        any failure of the Party and its Subsidiaries to meet, with respect to any period or periods, any internal or industry analyst projections, forecasts, estimates or business plans (provided, however, that this clause shall not prevent a determination that any change or effect underlying such failure to meet projections or forecasts has resulted in a Material Adverse Effect (to the extent such change or effect is not otherwise excluded from this definition of Material Adverse Effect)).

Covenants; Conduct of Business Pending the Merger

Each of Aptorum and DiamiR has agreed to certain covenants in the Merger Agreement governing the conduct of its respective business between the date of the Merger Agreement and the Closing or the earlier termination of the Merger Agreement. In general, from the date of the Merger Agreement until the earlier of the Closing and the termination of the Merger Agreement, except as required by applicable law, as set forth in the Merger Agreement or other transaction documents, each party must and must cause each of its subsidiaries to conduct its business in the ordinary course of business in all material respects.

In addition, except as otherwise specifically contemplated by the Merger Agreement, disclosure schedules, or other transaction documents, as may be required by law, or unless the otherwise consented by Aptorum in writing, DiamiR must not and must cause each of its subsidiaries not to:

•        amend its Certificate of Incorporation or other Organizational Documents, except in the case of any of DiamiR‘s Subsidiaries only (excluding DiamiR itself), any such amendment which is not material to the business of DiamiR and its Subsidiaries, taken as a whole;

•        liquidate, dissolve, reorganize or otherwise wind-up its business and operations, or propose or adopt a plan of complete or partial liquidation or dissolution, restructuring, recapitalization, reclassification or similar change in capitalization or other reorganization;

•        issue or grant any options, warrants or other rights to purchase or obtain any equity securities of DiamiR or any of its Subsidiaries;

•        sell, assign, transfer, convey, lease, license, grant other rights under, abandon, allow to lapse or expire, fail to maintain, subject to or grant any Lien (other than Permitted Liens) on, or otherwise dispose of, any material assets, rights or properties (including material Intellectual Property), in each case in an amount exceeding US$3,000,000 and other than (i) the sale or license of goods and services to customers in the ordinary course of business, (ii) the sale or other disposition of inventory, tangible assets or equipment deemed by DiamiR in its reasonable business judgment to be obsolete or otherwise warranted in the ordinary course of business, (iii) grants of licenses of Intellectual Property in the ordinary course of business, (iv) as already contracted by DiamiR or any of its Subsidiaries, (v) disclosure of any confidential information of DiamiR and its Subsidiaries to any Person pursuant to valid and enforceable agreements to protect confidentiality, or (vi) transactions among DiamiR and its Subsidiaries or among its Subsidiaries;

•        except for entries, modifications, amendments, waivers or terminations in the ordinary course of business, enter into, materially modify, materially amend, waive any material right under or terminate, any Specified Contract;

•        directly or indirectly, acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by purchasing all of or a substantial equity interest in, or by any other manner, any business or any corporation, partnership, limited liability company, joint venture, association or other entity or Person or division thereof, in each case in an amount exceeding US$3,000,000;

•        settle any Action if such settlement would require payment by DiamiR in an amount greater than US$5,000,000;

•        other than in the ordinary course of business, (i) incur, create or assume any Indebtedness in an amount exceeding US$3,000,000, other than (x) ordinary course trade payables, (y) between DiamiR and any of its wholly owned Subsidiaries or between any of such wholly owned Subsidiaries or (z) in connection with borrowings, extensions of credit and other financial accommodations under DiamiR’s and its Subsidiaries’ existing credit facilities, notes and other existing Indebtedness as of the date of this Agreement and, in each case, any refinancings thereof, (ii) modify, in any material respect, the terms of any Indebtedness in an amount exceeding US$3,000,000, or (iii) guarantee the obligations of any Person for indebtedness for borrowed money in an amount exceeding US$3,000,000;

•        make any loans or advance any money to any Person in an amount exceeding US$3,000,000, except for (i) advances in the ordinary course of business to employees, officers or directors of DiamiR or any of its Subsidiaries for expenses, (ii) prepayments and deposits paid to suppliers, consultants and contractors of DiamiR or any of its Subsidiaries in the ordinary course of business, (iii) trade credit extended to customers of DiamiR or any of its Subsidiaries in the ordinary course of business and (iv) advances or other payments among DiamiR and its Subsidiaries;

•        make any capital expenditures that in the aggregate exceed US$3,000,000, other than any capital expenditure (or series of related capital expenditures) in the ordinary course of business;

•        make any material change in accounting principles or methods of financial accounting materially affecting the reported consolidated assets, liabilities or results of operations of DiamiR and its Subsidiaries, other than as may be required by applicable accounting standards or applicable Law;

•        make, change or revoke any material Tax election in a manner inconsistent with past practice; change or revoke any material accounting method with respect to Taxes resulting in a material amount of additional Tax or filing of any amended Tax Return which will result in a material amount of additional Tax; file any material Tax Return in a manner inconsistent with past practice which will result in a material amount of additional Tax; settle or compromise any material Tax claim or Tax liability; enter into any material closing agreement with respect to any Tax; or surrender any right to claim a material refund of Taxes; or knowingly take any action or knowingly fail to take any action, which action or failure to act would reasonably be expected to prevent, impair, or impede the Merger from qualifying for the Intended Tax Treatment, in each case except in the ordinary course of business consistent with its past practice; or

•        enter into any Contract that would conflict with the requirement to continue to operate its business in the ordinary course.

In addition, except as otherwise specifically contemplated by the Merger Agreement, disclosure schedules, or other transaction documents, as may be required by law, or unless the otherwise consented by DiamiR in writing, Aptorum must not and must cause each of its subsidiaries not to:

•        change or amend its Organizational Documents except as expressly contemplated by the Transaction Agreements;

•        (A) declare, set aside, establish a record date for, make or pay any dividend or other distribution, payable in cash, shares, property or otherwise in respect of any outstanding equity securities; (B) except for the conversion of Aptorum Class B Ordinary Shares into Aptorum Class A ordinary Shares that is initiated by shareholder(s) of Aptorum, issue, sell, grant, or offer to issue, sell, grant any equity securities and (ii) the issuance of shares of Aptorum Common Stock following the Domestication issue, sell, grant, or offer to issue, sell, grant any equity securities, provided, however, each of Aptorum and the DiamiR agree to cooperate to raise additional capital of Aptorum through the sale and issuance of equity securities of Aptorum, provided, further however, the parties agree that any such sale of equity securities of Aptorum following the date of the merger agreement shall dilute each of Aptorum and the DiamiR by 30% and 70%, respectively, so that the Conversion Ratio shall be adjusted to reflect such issuances and dilutions as set forth in this provision. Additionally, any issuances of equity securities under this provision requires the affirmative approval in writing by each of DiamiR and Aptorum. For the sake of clarity, although Aptorum is a party to a Sales Agreement with H.C. Wainwright, no sales under such Sales Agreement have occurred since 2023 and Aptorum is not currently contemplating making sales under the Sales Agreement, additionally, while Aptorum and Diamir have discussed potential public and private sales of securities, there is no currently contemplated financing and no financing is required to close the Merger; (C) split, subdivide, combine or reclassify any equity securities, or amend any terms of any equity securities; or (D) repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any equity securities;

•        (A) other than the Domestication, fail to maintain its existence or merge, consolidate, combine or amalgamate with any Person, (B) purchase or otherwise acquire (whether by merging or consolidating with, purchasing any equity security in or a substantial portion of the assets of, or by any other manner) any business or any corporation, partnership, limited liability company, joint venture, association or other entity or Person or division thereof or (C) effect or commence any liquidation, dissolution, scheme of arrangement, merger, consolidation, amalgamation, restructuring, recapitalization, reorganization, public offering or similar transaction (other than the Transactions);

•        other than the sale or dissolution of Subsidiaries of Aptorum, as requested by DiamiR in writing, sell, assign, transfer, convey, lease, license, grant other rights under, abandon, allow to lapse or expire, fail to maintain, subject to or grant any Lien (other than Permitted Liens) on, or otherwise dispose of, any material assets, rights or properties (including material Intellectual Property), and other than (i) the sale or license of goods and services to customers in the ordinary course of business, (ii) the sale or other disposition of inventory, tangible assets or equipment deemed by the Aptorum in its reasonable business judgment to be obsolete or otherwise warranted in the ordinary course of business, (iii) grants of licenses of Intellectual Property in the ordinary course of business, (iv) as already contracted by any Aptorum “Group Company” (as defined in the merger agreement), (v) disclosure of any confidential information of any Aptorum Group Company to any Person pursuant to valid and enforceable agreements to protect confidentiality, or (vi) transactions within Aptorum Group Companies;

•        authorize, make or make any commitment with respect to, any capital expenditure, other than any capital expenditure (or series of related capital expenditures) in the ordinary course of business;

•        make any loans, advances in, any other Person (including to any of its officers, directors, agents or consultants), make any change in its existing borrowing or lending arrangements for or on behalf of such Persons, or enter into any “keep well” or similar agreement to maintain the financial condition of any other Person;

•        make, change or revoke any material Tax election; change or revoke any material accounting method with respect to Taxes resulting in a material amount of additional Tax or filing of any amended Tax Return; settle or compromise any material Tax claim or Tax liability; file any Tax Return in a manner materially inconsistent with past practice; or surrender any right to claim a material refund of Taxes; or knowingly take any action or knowingly fail to take any action, which action or failure to act would reasonably be expected to prevent, impair, or impede the Merger from qualifying for the Intended Tax Treatment, in each case except in the ordinary course of business consistent with its past practice;

•        enter into, renew or amend, in any material aspect, the terms of any transaction or Contract with a Related Party of Aptorum without the Company’s prior written consent;

•        settle any pending or threatened Action;

•        incur, assume, guarantee or otherwise become liable for (whether directly, contingently or otherwise) or modify the terms of any Indebtedness, other than (x) ordinary course trade payables, (y) between Aptorum and any of its wholly owned Subsidiaries or between any of such wholly owned Subsidiaries or (z) in connection with borrowings, extensions of credit and other financial accommodations under the Aptorum’s and its Subsidiaries’ existing credit facilities, notes and other existing Indebtedness as of the date of this Agreement and, in each case, any refinancings thereof;

•        issue, offer, deliver, grant, sell, transfer, pledge or dispose of, or place any Lien on, or authorize or propose to issue, offer, deliver, grant, sell, transfer, pledge or dispose of, or place any Lien on, any equity securities or any options, warrants or other rights to purchase or obtain any equity securities, in each case other than the creation of any Lien on the Aptorum’s equity securities by any third party that is not a Aptorum Group Company;

•        engage in any transaction, activities or business, or enter into any Contract or arrangement, other than transactions, activities, business, Contracts or arrangements (A) in connection with or incident or related to its continuing corporate existence, (B) contemplated by, or incident or related to, the merger agreement, any other transaction agreement, the performance of covenants or agreements hereunder or thereunder or the consummation of the Transactions or (C) those that are administrative or ministerial, in each case, which are immaterial in nature;

•        change any accounting principles, policies, procedures or methods (including changes affecting the reported consolidated assets, liabilities or results of operations) other than as required by applicable accounting standards or applicable Law;

•        other than in the ordinary course of business consistent with past practice, amend, modify, consent to the termination of, or waive any material rights under, any material Aptorum Contract;

•        fail to make in a timely manner any filings or registrations with the SEC required under the Securities Act or the Exchange Act or the rules and regulations promulgated thereunder;

•        engage in the conduct of any new line of business;

•        enter into any Contract with any broker, finder, investment banker or other Person under which such Person is or will be entitled to any brokerage fee, finders’ fee or other commission in connection with the Transactions; or

•        enter into any Contract that would conflict with the requirement to continue to operate its business in the ordinary course.

Governance of the Combined Company Following the Merger

Headquarters

Aptorum and DiamiR have agreed that the Combined Company will be headquartered at DiamiR’s current corporate office in Princeton, New Jersey.

Charters and Bylaws

Subject to approval of the Charter Proposal, prior to the Closing, the Aptorum Delaware Charter will be amended and restated to be in the form of the Proposed Charter and Aptorum Delaware will cause the Proposed Charter to be filed with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL and other applicable law of the State of Delaware. For more information on the Proposed Charter and the Charter Proposal, see the sections of this proxy statement/prospectus titled “The Domestication Proposal (Proposal 2),” and “Description Of Share Capital — Aptorum Delaware.”

In addition, prior to the Closing, Aptorum Delaware will amend and restate its Bylaws to be in the form attached to the Merger Agreement as Exhibit B and attached as Annex A this proxy statement/prospectus (the “Proposed Bylaws”), to be effective as of the date of the Closing.

Board of Directors

Immediately following the Merger, the Combined Company Board will be composed of five (5) members, two (2) of whom have been designated by DiamiR Primary Stockholder Parties and three (3) of whom has been designated by Aptorum.

Effective as of the Effective Time, the Aptorum board of directors will appoint the following DiamiR designees: Kira Sheinerman, Ph.D., MBA. and Laura A. Philips, Ph. D., MBA., and the following Aptorum designee: Ian Huen, Justin Wu, and Douglas Arner to the board of directors of the Combined Company. Ian Huen is expected to be appointed as Chair of the Board of the Combined Company. Alidad Mireskandari, Ph.D., MBA will be appointed as a non-voting observer to the Board of the Combined Company. The current staggered structure of the Aptorum Board will adjust to a single class of directors for the Combined Company following the completion of the Merger.

The right to designate directors by Aptorum and DiamiR’s primary stockholder parties is only in connection with the closing of the Merger. Following the Merger, pursuant to the Combined Company’s Certificate of Incorporation and By-laws, the full Board will be able to fill vacancies to the Board by either the resignation or removal of current directors or by increasing the size of the Board. Additionally, other than the Board exercising its power set forth above, all replacements, new nominees and re-elections of current Board members will be recommended by the Nominating Committee of the Board of Directors and approved by the current Board of Directors for submission to the Combined Company’s stockholders to be voted upon at the Combined Company’s Annual or Special Meetings. Following the Merger, neither Aptorum nor the DiamiR primary stockholder will have any rights to designate any directors, nominees or replacement directors.

Executive Management

Immediately following the Merger, the executive management team of the Combined Company is expected to consist of members of the Aptorum and DiamiR executive management team prior to the Merger, including:

Name	Title
Ian Huen	Chief Executive Officer
Gary Anthony	Chief Financial Officer
Alidad Mireskandari	President, Chief Operating Officer

Regulatory Approvals

SEC and Other Filings

In connection with the Merger, the parties intend to make all required filings with the SEC, the Delaware Secretary of State and Nasdaq, as well as any required filings with foreign, state or local governmental authorities, as applicable.

Pursuant to the terms of the Merger Agreement, each of the parties agree to use its respective reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary, proper, or advisable under any applicable laws to consummate and make effective the Merger, including, but not limited to, the preparation and filings of all forms, registrations, notifications and notices required to be filed to consummate the Transaction, taking all actions reasonably necessary to obtain any consent, clearance, expiration or termination of a waiting period, authorization, order, non-objection or approval of, or any exemption by, any governmental authority required or advisable to be obtained or made by Aptorum, DiamiaR or any of their respective affiliates, and the execution and delivery of any additional instruments.

Conditions to Completion of the Merger

The obligations of the parties to consummate the Merger are subject to the satisfaction or (to the extent permitted by applicable law) waiver by each of the parties to the Merger Agreement of the following conditions at or prior to the Closing:

•        the approval of the Domestication Proposal and the completion of the Domestication;

•        the approval of the Nasdaq Stock Issuance Proposal;

•        the conversion of all outstanding convertible debt of Aptorum and of DiamiR;

•        the completion of review by Nasdaq of Aptorum’s listing of additional securities application for the shares to be issued in connection with the Merger, and the continuous listing of Aptorum’s shares on Nasdaq;

•        the declaration by the SEC of the effectiveness of a registration statement on Form S-4 registering the shares of Aptorum Delaware common stock issuable pursuant to the Merger Agreement;

•        the composition of the board of directors of the Combined Company is as agreed between DiamiR and Aptorum and the post-merger officers and directors shall have entered into employment agreements with Aptorum; and

•        Aptorum maintaining a certain amount of cash balance and working capital as required at closing; the execution and delivery by each counterparty to the Stockholders Agreement and

•        the lack of any order issued by any governmental authority of competent jurisdiction preventing the consummation of the Merger being in effect, and no applicable law having been enacted, entered, promulgated or enforced by any governmental authority or otherwise being in effect that prohibits or makes illegal the consummation of the Merger.

In addition, Aptorum’s obligation to complete the Merger is subject to the satisfaction or (to the extent permitted by applicable law) waiver by Aptorum at or prior to the closing of the following conditions:

•        the truth and accuracy of certain representations and warranties of DiamiR set forth in the Merger Agreement as of the date of the Merger Agreement and as of the closing (unless any such representation or warranty is made only as of a specific date, in which event such representation or warranty will be true, complete and correct as of such specific date), in each case, subject to certain specified materiality standards;

•        the performance in all material respects of all obligations required to be performed by DiamiR, and the compliance in all material respects of all agreements and covenants required to be complied with by DiamiR, in each case, under the Merger Agreement at or prior to the closing;

•        the receipt by Aptorum of a certificate signed on behalf of DiamiR by an executive officer of DiamiR to the effect that the conditions set forth in the two immediately preceding items have been satisfied; and

•        the absence of any event, circumstance, development, occurrence, change or effect since the date of the Merger Agreement that has had, or would, individually or in the aggregate, reasonably be expected to have, a material adverse effect on DiamiR.

In addition, DiamiR’s obligation to complete the Merger is subject to the satisfaction or (to the extent permitted by applicable law) waiver by DiamiR at or prior to the closing of the following conditions:

•        the truth and accuracy of certain representations and warranties of Aptorum set forth in the Merger Agreement as of the date of the Merger Agreement and as of the closing (unless any such representation or warranty is made only as of a specific date, in which event such representation or warranty will be true, complete and correct as of such specific date), in each case, subject to certain specified materiality standards;

•        the performance in all material respects of all obligations required to be performed by Aptorum, and the compliance in all material respects of all agreements and covenants required to be complied with by Aptorum under the Merger Agreement at or prior to the closing;

•        the receipt by DiamiR of a certificate signed on behalf of Aptorum by an executive officer of Aptorum to the effect that the conditions set forth in the two immediately preceding items have been satisfied; and

•        the absence of any event, circumstance, development, occurrence, change or effect since the date of the Merger Agreement that has had, or would, individually or in the aggregate, reasonably be expected to have, a material adverse effect on Aptorum.

Appraisal or Dissenters’ Rights

Holders of DiamiR common stock, excluding the DiamiR stockholders who voted in favor of the Merger, are entitled to appraisal rights under Delaware law. Aptorum shareholders do not have any dissenters’ or appraisal rights under Cayman Islands law in connection with the Merger or with respect to any of the matters to be voted on at the Special Meeting.

No Solicitation

During the Interim Period, DiamiR has agreed not to, and has agreed to cause its subsidiaries and its and their respective officers and directors not to, directly or indirectly, (i) initiate, solicit or encourage (including by way of providing confidential or non-public information) any inquiries, proposals or offers that constitute or would lead to any merger, business combination or other similar transaction involving DiamiR or its subsidiaries that precludes or is mutually exclusive with the Merger (an “Alternative Transaction Proposal”), (ii) engage or participate in any discussions, negotiations or transactions with any third party regarding any Alternative Transaction Proposal or that would lead to any such Alternative Transaction Proposal, or (iii) enter into any agreement or deliver any agreement or instrument (including a confidentiality agreement, letter of intent, term sheet, indication of interest, indicative proposal or other agreement or instrument) reflecting any Alternative Transaction Proposal. The Company agrees to promptly notify Aptorum if DiamiR or any of its subsidiaries and its and their respective officers and directors receives any offer or communication in respect of an Alternative Transaction Proposal, and will promptly communicate to Aptorum in reasonable detail the terms and substance thereof, and DiamiR shall, and shall cause its subsidiaries and its and their respective officers and directors to, cease any and all existing negotiations or discussions with any person or group of persons (other than Aptorum and its subsidiaries and its and their respective officers and directors) regarding an Alternative Transaction Proposal.

During the Interim Period, Aptorum has agreed not to, and has agreed to cause its subsidiaries and its and their respective officers and directors not to, and has agreed to use reasonable best efforts to cause its and its subsidiaries’ respective other representatives not to, directly or indirectly: (i) initiate, solicit or encourage (including by way of providing confidential or non-public information) any inquiries, proposals or offers that constitute or would lead to any merger, business combination or other similar transaction involving any Aptorum and its subsidiaries that precludes or is mutually exclusive with the Merger (an “Alternative ListCo Transaction Proposal”), (ii) engage or participate in any discussions, negotiations or transactions with any third party regarding any Alternative ListCo Transaction Proposal or that would lead to any such Alternative ListCo Transaction Proposal, or (iii) enter into any agreement or deliver any agreement or instrument (including a confidentiality agreement, letter of intent, term sheet, indication of interest, indicative proposal or other agreement or instrument) related to any Alternative ListCo Transaction Proposal. Aptorum agreed to promptly notify DiamiR if Aptorum or any of its subsidiaries and its and their respective officers and directors receives any offer or communication in respect of an Alternative ListCo Transaction Proposal, and will promptly communicate to DiamiR in reasonable detail the terms and substance thereof, and Aptorum shall, and shall cause its subsidiaries and its and their respective officers and directors to, cease any and all existing negotiations or discussions with any person or group of persons (other than DiamiR and its subsidiaries and its and their respective officers and directors) regarding an Alternative ListCo Transaction Proposal.

Termination of the Merger Agreement

The Merger Agreement may be terminated at any time prior to the closing, whether before or after receipt of the requisite shareholder approvals, under the following circumstances:

•        by mutual written agreement of Aptorum and DiamiR;

•        by written notice from DiamiR or Aptorum to the other, if there shall be in effect any (i) applicable laws or (ii) governmental order (other than, for the avoidance of doubt, a temporary restraining order), that (x) in the case of each of clauses (i) and (ii), permanently restrains, enjoins, makes illegal or otherwise prohibits the consummation of the Merger, and (y) in the case of clause (ii) such governmental order shall have become final and non-appealable;

•        by written notice from Aptorum to DiamiR, if DiamiR has breached or failed to perform any of its representations, warranties, or covenants or other agreements, which breach or failure to perform (i) would result in the failure of any of the closing conditions to be satisfied and (ii) is not capable of being cured by the Termination Date or, if capable of being cured by the Termination Date, is not cured by DiamiR before the 30th day following receipt of written notice from Aptorum of such breach or failure to perform, provided that Aptorum shall not have the right to terminate if it is then in material breach of any of its representations, warranties, covenants or other agreements;

•        by written notice from DiamiR, if Aptorum or Merger Sub has breached or failed to perform any of its representations, warranties, covenants or other agreements, which breach or failure to perform (i) would result in the failure of any closing conditions to be satisfied and (ii) is not capable of being cured by the Termination Date or, if capable of being cured by the Termination Date, is not cured by Aptorum or Merger Sub before the 30th day following receipt of written notice from DiamiR of such breach or failure to perform; provided that DiamiR shall not have the right to terminate if it is then in material breach of any of its representations, warranties, covenants or other agreements;

•        by written notice from Aptorum to DiamiR, if DiamiR fails to obtain its stockholders approval;

•        by written notice from DiamiR to Aptorum, if Aptorum fails to obtain the its shareholders approval upon vote taken thereon at a duly convened Special Meeting (or at a meeting of its shareholders following any adjournment or postponement thereof);

•        by written notice from Aptorum or DiamiR to the other, if the closing shall not have been consummated on or prior to the Termination Date;

For purposes of the Merger Agreement, “Termination Date” means March 31, 2026; provided that the Termination Date may be extended if expressly so agreed in writing by Aptorum and DiamiR.

In the event that, the Merger Agreement is terminated for reasons other than DiamiR’s breach or failure to perform, and that Aptorum has raised capital by issuance of its equity securities during the Interim Period, Aptorum agrees to pay in cash to DiamiR, a fee in the amount equal to the higher of (i) 70% of cash that Aptorum has as of the date of Termination, and (ii) $2,000,000 (the “Termination Fee”). In the event that the Merger Agreement is terminated and that Aptorum has not raised capital by issuance of its equity securities during the Interim Period, each party agrees to bear its own expenses incurred with the Merger and the related transactions.

Directors’ and Officers’ Indemnification and Insurance

Under the Merger Agreement, following the Closing, Aptorum shall indemnify and hold harmless, all of its past and present directors and officers (the “Indemnified Parties”) against any costs and expenses (including advancing attorneys’ fees and expenses prior to the final disposition of any actual or threatened claim, suit, proceeding or investigation to each Indemnified Party to the fullest extent permitted by applicable law and Aptorum’s governing documents; provided that such Indemnified Party agrees in advance to return any such funds to which a court of competent jurisdiction determines in a final, nonappealable judgment that such Indemnified Party is not ultimately entitled) judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, investigation, suit or proceeding in respect of matters existing or occurring at or prior to the Closing, whether asserted or claimed prior to, at or after the Closing.

Prior to the Closing, Aptorum shall obtain one or more non-cancelable run-off insurance policies for directors’ and officers’ liability which shall be renewed by DiamiR at DiamiR’s expenses following the Closing to provide insurance coverage for events, acts or omissions occurring on or prior to the Closing, including in connection with the Merger Agreement and the related transactions, for all persons who were directors or officers of DiamiR on or prior to the Closing Date (the “D&O Tail Policy”). DiamiR shall maintain the D&O Tail Policy in full force and effect after the Closing.

If Aptorum or its successors or assigns consolidates with or merges into any other Person and shall not be the continuing or surviving company or entity of such consolidation or merger or transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, Aptorum shall ensure, and cause its Subsidiaries to ensure, that proper provision shall be made so that the successors and assigns of Aptorum shall succeed to the indemnification obligations

Related Agreements

In connection with the Merger, the parties entered into several agreements, namely, a Management Services Agreement, an Intellectual Property License Agreement, a Voting & Support Agreement and a Stockholders Agreement, each of which are included as an Annex to this proxy statement/prospectus. While the entities themselves are parties to the agreements, certain individuals at DiamiR may have additional interests. Dr. Sheinerman is a managing director at H.C. Wainwright & Co., LLC (“Wainwright”), with which DiamiR has a financial advisory agreement pursuant to which Wainwright acts as exclusive financial advisor to DiamiR in connection with the Merger. Additionally, Dr. Kira Sheinerman owns less than one percent (1%) of Aptorum’s Class A ordinary shares and will be appointed to the Combined Company’s board of directors. Dr. Mireskandari and Mr. Anthony, DiamiR’s current Chief Executive

Officer and Chief Financial Officer, will also be appointed the Combined Company’s executive management, as Chief Operation Officer and Chief Financial Officer, respectively. As the parties continue to work towards satisfying the closing conditions for the Merger, they agreed to extend the original December 31, 2025 termination date of the Merger Agreement and other related agreements to March 31, 2026. The parties signed an amendment to the Management Services Agreement reflecting the extended term (the “Amendment”); the Amendment also increased the monthly Management Service Fee to $105,000 per month.

Management Services Agreement

At the time of the execution of the Merger Agreement, Aptorum Therapeutics, and DiamiR entered into a management services agreement pursuant to which Aptorum Therapeutics shall pay a monthly service fee of $87,500 to DiamiR and reimburse expenses to DiamiR in exchange for the officers and employees of DiamiR providing services to Aptorum Therapeutics to develop a diagnostic test for early detection and monitoring of progression of glioblastoma until the earlier of the closing of the Merger or March 31, 2026 in the following positions, subject to change as set forth in the agreement: Alidad Mireskandari, President or Chief Executive Officer; Gary Anthony, Comptroller or Chief Financial Officer; Gyanendra Kumar, V.P. of Assay Development; Kenny Ablordeppey, Director of Assay Development; Jacob Goldman, Data Scientist; and Sydney Finkelstein, Medical Director.

Intellectual Property License Agreement

At the time of the execution of the Merger Agreement, DiamiR, DiamiR LLC and Aptorum Tehrapeutics shall enter into that certain Limited Interim Patent and Know-How License Agreement (the “Intellectual Property License Agreement”) pursuant to which DiamiR and DiamiR LLC shall license on a non-exclusive basis their respective intellectual properties to the Company in exchange for upfront payment equal to $5,000, and monthly payments in the amount of $1,200 until the earlier of the closing of the Merger or March 31, 2026.

Voting and Support Agreement

Ian Huen, our Chairman and Chief Executive Officer, who beneficially owns 87.05% of the Company’s total voting power, signed a voting and support agreement simultaneously with the execution of the Merger Agreement, pursuant to which he agreed to vote in favor of the transactions contemplated in the Merger Agreement. Mr. Huen did not receive any compensation for entering into this agreement.

Stockholders Agreement

Upon closing of the Merger, Aptorum and stockholders of DiamiR will sign a stockholders agreement (“Stockholders Agreement”), which will be effective until the earlier of (i) twelve (12) months following the date thereof and (ii) the date on which the stockholders of DiamiR beneficially own, in the aggregate, a number of shares of common stock of the Combined Company equal to at least 25% of the then outstanding shares of the Combined Company (such beneficial ownership, the “DiamiR Stockholders Beneficial Ownership”; such period, the “Appointment Period”). The parties agree that, during the Appointment Period, they will take all necessary actions to cause the number of directors at the Board of the Combined Company to be fixed at five (5). In addition, Kira S. Sheinerman, the co-founder and a stockholder of DiamiR, and her affiliates (“DiamiR Primary Stockholder Parties”) will have the right to appoint two (2) designees (each designee, the “Primary Stockholder Designee”, collectively, the “Primary Stockholder Designees”) for nomination and election to the Board of Combined Company, and at least one (1) designee shall satisfy the independence requirements of Rule 5605(c)(2)(A) of the Nasdaq listing rules, provided that the DiamiR Stockholders Beneficial Ownership is not less than 36%, and the DiamiR Primary Stockholder Parties will have the right to appoint one (1) director nominee to the Board of Combined Company, provided that the DiamiR Stockholders Beneficial Ownership is no less than 25%.

For the election of directors of the Combined Company: (1) each stockholder of DiamiR will agree to vote all of its shares of the Combined Company in favor of each Primary Stockholder Designee; (2) with respect to the election of nominees who are not Primary Stockholder Designees, (a) until Aptorum’s 2027 annual stockholders meeting (the “2027 Meeting”), each stockholder of DiamiR will agree to vote all of its shares of the Combined Company in accordance with the recommendations of the nominating and governance committee of the Board of the Combined Company; and (b) beginning at the 2027 Meeting and at each annual meeting thereafter: (i) each stockholder of DiamiR may vote, in its sole discretion, all of its shares of the Combined Company in favor of one additional nominee who is not an Primary Stockholder Designee; provided that if the number of directors constituting the Board of the Combined Company is increased above five (5), then the number of additional nominees (i) shall automatically increase by such number of additional directors (each such additional nominee or nominees, as applicable, an “Primary Stockholder Nominee”); and (ii) with respect to any uncontested election of a nominee who is not a Primary Stockholder Designee or a Primary Stockholder Nominee, each Stockholder shall vote its shares of the Combined Company in the same manner as, and in the same proportion to, all shares voted by stockholders of the Combined Company, excluding the votes or actions of the stockholders of DiamiR with respect to its shares of the Combined Company. For all other proposals or resolutions to be voted on by the stockholders of the Combined Company, each stockholder of DiamiR may vote all of its shares of the Combined Company in its sole discretion.

In addition, DiamiR will appoint Alidad Mireskandari as a non-voting observer (the “Observer”) to the Board of Combined Company upon closing of the Merger until the earliest of (i) two (2) years from the date thereof, (ii) the Observer’s death, disability, retirement or resignation or (iii) such time as may be determined by a majority of the directors of Combined Company who are Primary Stockholder Designees.

Furthermore, so long as the DiamiR Stockholder Beneficial Ownership is no less than 25%, the Combined Company should obtain prior written approval from the DiamiR Primary Stockholder Parties for certain significant corporate actions, including but not limited to (i) voluntary dissolution, winding up or bankruptcy of the Combined Company or any significant subsidiary of it; (ii) issuance of common stock or securities convertible into the shares of common stock representing more than 10% of the outstanding shares of the Combined Company in a six-month period; (iii) any amendment to the governing documents of the Combined Company that will adversely affect the Primary Stockholder Designee, or the Combined Company’s ability to fulfill its obligations under the Stockholders Agreement; (iv) any acquisition, sale of assets, merger, amalgamation nor consolidation transactions; and (v) replacement of the Chief Executive Officer or Chief Financial Officer of the Combined Company.

If, at any time that the DiamiR Stockholder Beneficial Ownership is less than 25%, the Primary Stockholder Parties shall no longer have any right to designate any nominee for election to the Board of the Combined Company, or have the right to veto on the significant corporate actions as set forth in the Stockholders Agreement.

Wainwright Financial Advisory Agreement

On July 7, 2025, after the consideration, review, and approval of DiamiR’s Chief Executive Officer, DiamiR entered into a financial advisory agreement with H.C. Wainwright & Co., LLC (“Wainwright”), with Wainwright to act as exclusive financial advisor to DiamiR in connection with the merger with Aptorum. As compensation for its services, upon the consummation of the Merger, Wainwright will receive common stock purchase warrants to purchase up to a number of shares of common stock of the Combined Company equal to $500,000 divided by the closing price of the Combined Company’s common stock on the date of consummation of the Merger, which warrants shall have an exercise price of $0.01 per share and a term of exercise of five years. For illustrative purposes only, since the ultimate warrant will be based on the Combined Company’s closing price and will provide the right to receive shares of the Combined Company’s common stock, based on the closing price of Aptorum’s Class A ordinary shares on September 30, 2025, Wainwright would receive warrants to purchase up to 247,525 shares of the Combined Company’s common stock. In the event that DiamiR (or the Combined Company) consummates one or more financing transactions, with gross proceeds of at least $4,000,000 following the execution of the Merger Agreement through and including the consummation of the Merger and within 90 days thereafter, Wainwright shall receive a cash fee of $250,000, which cash fee shall be paid in lieu of a number of warrants equal to $250,000 as described in the immediately preceding sentence (and, if previously issued, a number of warrants equal to $250,000 shall be cancelled). In addition, Wainwright shall receive reimbursement of reasonable out-of-pocket expenses, including legal fees and expenses, incurred by Wainwright in connection with financial advisory agreement. As of January 21, 2026, Wainwright has incurred $0 in out-of-pocket expenses. Dr. Kira Sheinerman, the co-founder of DiamiR, is currently a managing director of Wainwright and shall be appointed to the Combined Company’s board of directors.

INFORMATION ABOUT APTORUM

We are a clinical stage biopharmaceutical company dedicated to the discovery, development and commercialization of therapeutic assets to treat diseases with unmet medical needs, particularly in oncology (including orphan oncology indications) and infectious diseases.

The Company now focuses all of its efforts on R&D and therefore no longer performs any therapeutic services. While the Company may commence therapeutic services in the future, as of December 31, 2024 and the date hereof, it only operates in one segment.

Our goal is to develop a broad range of novel and repurposed therapeutics and diagnostics technology across a wide range of disease/therapeutic areas. Key components of our strategy for achieving this goal include: (for details of our strategy, See “Business Overview — Our Strategy”)

•        Developing therapeutic and diagnostic innovations across a wide range of disease/therapeutic areas;

•        Selectively expanding our portfolio with potential products that may be able to attain orphan drug designation and/or satisfy current unmet medical needs;

•        Collaborating with leading academic institutions and CROs;

•        Expanding our in-house pharmaceutical development center;

•        Leveraging our management’s expertise, experience and commercial networks;

•        Obtaining and leveraging government grants to fund project development.

We have devoted a substantial portion of the proceeds from our offerings, to our Lead Projects. Our Lead Projects are ALS-4 and SACT-1. In March 2023, we announced that we completed the Pre-IND discussions with the US FDA on ALS-4. In March 2023, we also announced the completion of the End of Phase 1 (EOP1) meeting of SACT-1 with the US FDA. The FDA generally agreed with the chemistry-manufacturing-control (CMC) strategy and our proposed clinical development plan for SACT-1 Phase 1/2 trials. The timing and scope of advancing both ALS-4 Phase 2 clinical trials and SACT-1 Phase 1/2 trials will be contingent upon securing appropriate collaborative partnerships and adequate funding resources. The Company is actively seeking strategic collaborators who can provide both financial support and clinical expertise to advance these promising therapeutic programs.

During the second quarter of 2023, the Company made a decision to streamline its operations by terminating clinic services and suspending non-lead R&D projects. This measure is aimed at optimizing the allocation of our resources and focusing our efforts on advancing our lead projects, which hold the most promise for commercial success and beneficial impact. This decision aligns with our commitment to enhance shareholder value and effectively drive our core objectives forward in the competitive landscape.

Prior to March 2017, the Company had pursued passive healthcare related investments in early-stage companies primarily in the United States. However, we have since ceased pursuing further passive investment operations and intend to exit all such portfolio investments over an appropriate timeframe to focus resources on our current business.

Lead Projects

We are operating and managing the development of our drug candidates through various subsidiaries. Each candidate is being researched in a subsidiary with a medical/scientific area of focus related to the drug candidate in development. We refer to these as our “Project Companies” and their products or areas of focus as our Lead Projects (i.e., ALS-4 and SACT-1). The selection of a drug candidate is based on our estimate of the market potential for that candidate, the scientific expertise required to develop it, and our overall corporate strategy, including our ability to commit personnel and future investment to that candidate.

To pursue a number of our current projects, our Project Companies have entered into standard license agreements with various universities and licensing entities customized to the nature of each project. These license agreements largely contain the same terms, as is typically seen in license agreements for an early-stage life science invention; such terms include a worldwide license with licensed field comprising indications in the intended treatment areas, having upfront payments, certain royalty rates, sublicensing royalties, as well as provisions for payments upon occurrence of development and/or regulatory milestones. Under the license agreements, the Project Company must also adhere to certain diligence obligations (which may include specific diligence) and the types of activities or achievements that will satisfy those diligence obligations. Additionally, our Project Company may or may not be required to obtain prior consent from the licensor to sublicense the invention. The license terms of our Lead Projects are discussed in detail below. Although our subsidiary Acticule continues to license the patent for ALS-4 with Versitech (the licensing entity of HKU), neither we nor our subsidiary have any ongoing research or collaboration work with such entities. Accordingly, Versitech is the only active license agreement we have at this time.

Generally speaking, pharmaceutical development consists of preclinical and clinical phases. The preclinical phase can further sub-divided into the following stages:

•        Target Identification & Selection:    The target is the naturally existing cellular or modular structure that appears to have an important role in a particular disease pathway and will be targeted by the drug that will subsequently be developed. Target validation techniques for different disease areas can be very different but typically include from in vitro and in silico methods through to the use of whole animal models.

•        Lead Discovery:    Following “Target Identification & Selection,” compound screening assays are developed as part of the Lead Discovery. ‘Lead’ molecules can mean slightly different things to different researchers or companies, but in this document, we refer to Lead Discovery as the process of identifying one or more small molecules with the desired activity against the identified targets. Leads can be identified through one or more approaches, which can depend on the target and what, if any, previous knowledge exists.

•        Lead Optimization:    In this stage of the drug discovery process, the aim is to produce a preclinical drug candidate by maintaining the desired and favorable properties in the lead compounds, while repairing or reducing deficiencies in their structures. For example, to optimize the chemical structures to improve, among others, efficacy, reduce toxicity, improve metabolism, absorption and pharmacokinetic properties.

•        CTA-Enabling Studies:    Includes all the essential studies such as GLP toxicology studies, pharmacology and efficacy, pharmacokinetics, in vitro metabolism, CMC studies, and the data of which are used for CTA submission.

•        IND-Enabling Studies:    Includes all the essential studies such as GLP toxicology studies, pharmacology and efficacy, pharmacokinetics, in vitro metabolism, CMC studies, and the data of which are used for IND submission.

•        In vitro validation:    At this stage, the efficacy and safety of a drug candidate are assessed at cellular levels.

•        In vivo validation:    At this stage, the efficacy, safety and pharmacokinetic of a drug candidate are assessed in animal models.

•        IND Preparation and Submission:    Preparation of a package of documents for different sections such as CMC, clinical, nonclinical, etc. and getting them reviewed, approved and final checked and followed by submission to regulatory agencies.

Human clinical trials are typically conducted in three sequential phases that may overlap or be combined:

•        Phase 1.    Phase 1 includes the initial introduction of an investigational new drug into humans. These studies are closely monitored and may be conducted in patients but are usually conducted in healthy volunteer subjects. These studies are designed to determine the metabolic and pharmacologic actions of the drug in humans, the side effects associated with increasing doses, and, if possible, to gain early evidence on effectiveness. During Phase 1, sufficient information about the drug’s pharmacokinetics and pharmacological effects should be obtained to permit the design of well-controlled, scientifically valid, Phase 2 studies. Phase 1 studies also evaluate drug metabolism, structure-activity relationships, and the mechanism of action in humans. These studies also determine which investigational drugs are used as research tools to explore biological phenomena or disease processes. The total number of subjects included in Phase 1 studies varies with the drug, but is generally in the range of twenty to eighty.

•        Phase 2.    Phase 2 includes the early controlled clinical studies conducted to obtain some preliminary data on the effectiveness of the drug for a particular indication or indications in patients with the disease or condition. This phase of testing also helps determine the common short-term side effects and risks associated with the drug. Phase 2 studies are typically well-controlled, closely monitored, and conducted in a relatively small number of patients, usually involving several hundred people.

•        Phase 3.    Phase 3 studies are expanded controlled and uncontrolled trials. They are performed after preliminary evidence suggesting effectiveness of the drug has been obtained in Phase 2 and are intended to gather the additional information about effectiveness and safety that is needed to evaluate the overall benefit-risk relationship of the drug. Phase 3 studies are designed to provide an adequate basis for extrapolating the results to the general population and transmitting that information in the physician labeling. Phase 3 studies usually include several hundred to several thousand people. Even if we conclude that the product is safe, the applicable regulator, such as the FDA, may not accept our data; final safety and efficacy are determined by the FDA or an applicable foreign regulator as part of their approval process for the product.

There is also a Phase 1/2 for SACT-1. Phase 1 focuses on safety, dosage, and pharmacokinetics in a small group (20–80 subjects), while Phase 2 expands the research to assess preliminary efficacy and short-term risks in patients with neuroblastoma since SACT-1 is a repurposed drug which was invented to treat HIV/AIDS. A combined Phase 1/2 design accelerates development by transitioning from safety to efficacy evaluation within the same protocol. There is also Phase 2/3 trial, which combines elements of both Phase 2 and Phase 3 trials to streamline the development process. We do not currently expect to conduct a separate Phase 3 trial for ALS-4 following the completion of the Phase 2/3 trial.

Our non-therapeutics projects can be sub-divided into the following stages:

•        Development and Experimentation:    Early development work for proof-of-concept.

•        Product Optimization:    The practice of making changes or adjustments to a product to make it more desirable.

•        Clinical Validation:    Confirming the performance of a technology using clinical/patient samples.

•        Pre-commercialization preparation:    The logistics that need to be accomplished before commercialization.

•        Formulation:    Preparation of a marketed dosage form from active ingredients and excipients/additives.

•        Commercialization:    The process of introducing a new product or production method into commerce — making it available on the market.

ALS-4: Small molecule for the treatment of bacterial infections caused by Staphylococcus aureus including but not limited to Methicillin-resistant Staphylococcus aureus (“MRSA”)

Just as certain of viruses, such as human immunodeficiency7 virus (“HIV”) and influenza have developed resistance to drugs developed to treat them, certain bacteria such as Staphylococcus aureus, Mycobacterium tuberculosis and Pseudomonas aeruginosa have become “superbugs”, having developed resistance to many, if not all, of the existing drugs available to treat them, rendering those treatments ineffective in many instances. MRSA is one such bacterium, a gram-positive bacterium that is genetically different from other strains of Staphylococcus aureus. Staphylococcus aureus and MRSA can cause a variety of problems ranging from skin infections and sepsis to pneumonia and bloodstream infections. It is estimated that about one out of every three people (33%) carry Staphylococcus aureus in their nose, usually without any illness; about two in a hundred (2%) carry MRSA (source: https://www.cdc.gov/mrsa/tracking/index.html). Both adults and children may carry MRSA.

Most MRSA infections occur in people who have been in hospital or other health care settings, such as nursing homes and dialysis centers (source: https://www.mayoclinic.org/diseases-conditions/mrsa/symptoms-causes/syc-20375336), which is known as Healthcare-Associated MRSA (“HA-MRSA”). HA-MRSA infections are typically associated with invasive procedures or devices, such as surgeries, intravenous tubing or artificial joints. Another type of MRSA infection, known as Community-Associated MRSA (“CA-MRSA”), has occurred in wider community among healthy people. It often begins as a painful skin boil and spreads by skin-to-skin contact. About 85% of serious, invasive MRSA infections are healthcare associated infections (https://www.cdc.gov/media/pressrel/2007/r071016.htm). The incidence of CA-MRSA varies according to population and geographic location. In the U.S., more than 94,000 people develop serious MRSA infection and about 19,000 patients die asva result each year (https://www.cdc.gov/media/pressrel/2007/r071016.htm). According to the US Centers for Disease Control and Prevention (“CDC”), Staphylococcus aureus, including MRSA, caused about 11% of healthcare-associated infections in 2011 (source: http://www.healthcommunities.com/mrsa-infection/incidence.shtml). Each year in the U.S., around one out of every twenty-five hospitalized patients contracts at least one infection in the hospital (N Engl J Med. 2014, 27;370(13):1198-208). In the U.S., there were over 80,000 invasive MRSA infections and 11,285 related deaths in 2011 (source: https://edition.cnn.com/2013/06/28/us/mrsa-fast-facts/index.html). Indeed, severe MRSA infections most commonly occur during or soon after inpatient medical care. More than 290,000 hospitalized patients are infected with Staphylococcus aureus and of these staphylococcal infections, approximately 126,000 are related to MRSA (source: http://www.healthcommunities.com/mrsa-infection/incidence.shtml).

ALS-4 is a small drug molecule which appears to target the products produced by bacterial genes that facilitate the successful colonization and survival of the bacterium in the body or that cause damage to the body’s systems. These products of bacterial genes are referred to as “virulence expression.” Targeting bacterial virulence is an alternative approach to antimicrobial therapy that offers promising opportunities to overcome the emergence and increasing prevalence of antibiotic-resistant bacteria.

Professor Richard Kao from The University of Hong Kong (who is also the Founder and Principal Investigator of Acticule and Inventor of ALS-1, ALS-2, ALS-3 and ALS-4) initiated a high throughput approach for screening compounds which are active against virulence expression, which resulted in the discovery of ALS-1, ALS-2, ALS-3 and ALS-4.

ALS-4 targets an enzyme essential for Staphylococcus aureus (including MRSA) survival in vivo. This enzyme is involved in the production of Staphyloxanthin, a carotenoid pigment produced by Staphylococcus aureus including MRSA, and is responsible for the characteristic golden color. This pigment has proven to be an important factor in promoting bacterial invasion as well as rendering the bacteria resistant to attack from reactive oxygen species (ROS) and neutrophils. In other words, pigmented bacteria have increased resistance to the host’s immune defenses. ALS-4 may have particular value if it can be shown to be an effective therapy in situations where a Staphylococcus aureus infection is resistant to available antibiotics (i.e., where the pathogen is MRSA).

In a study by the inventor, Prof. Richard Kao, ALS-4 demonstrates potent activity against Staphylococcus aureus pigment formation in vitro, as indicated in Figure 1, with an IC50 (IC50 is defined as the concentration of a drug which inhibits half of the maximal response of a biochemical process. In this case, inhibition of the formation of the golden pigment is the response) equal to 20 nM.

Figure 1

Figure 1: In vitro pigment inhibition by compound ALS-4: Inhibition of staphyloxathin (the golden pigment in S. Aureus) in the presence of increasing concentrations of ALS-4

Efficacy of ALS-4 in a MRSA Wound Infection Mouse Model

A study conducted by a third-party contract research organization, assessed ALS-4’s effect in the healing of open wounds infected with MRSA in a mouse model. The study utilized 5 mice per treatment group to evaluate therapeutic efficacy. Compared with topical dosing of 2% Mupirocin and oral dosing of Linezolid at 100mg/kg twice a day, oral dosing of ALS-4 at 30mg/kg twice a day showed statistically significant improvement in wound healing. Specifically, at the end of the study on Day 7, ALS-4 exhibited 63.8% of wound closure compared with 48.4% for oral Linezolid and 43.2% for topical Mupirocin 2%. The results are further illustrated in the graph below. (Figure 2)

During the study period, body weight monitoring was conducted as a safety parameter. No significant adverse effects or safety concerns were observed in the ALS-4 treatment group. This study was designed as a proof-of-concept efficacy evaluation, with comprehensive toxicology assessments subsequently completed during the IND-enabling studies phase.

Figure 2

Percentage of wound closure (%)
80
60
40
20
0
*
*
*
Non-infection control
Mupirocin 2% Top, q12h, BID
Linezolid 100 mg/kg PO q12h, BID
ALS-4 30 mg/kg PO q12h, BID

____________

*        Unpaired student’s t-test, p<0.05

Figure 2: Result of study on ALS-4’s effect in the healing of open wounds infected with MRSA in a mouse model

Efficacy of ALS-4 in a Bacteraemia Mouse Model

In a further round of in vivo studies, conducted by a third-party contract research organization, in a non-lethal MRSA bacteraemia mouse model, the mice were orally administered with different doses of ALS-4 from 0.3 to 30mg/kg twice a day for 7 days, compared to those who received vancomycin only group (3mg/kg of vancomycin administered intravenously) and a no treatment control group.

At the conclusion of the study on Day 7, ALS-4 brought a statistically significant reduction in bacterial counts in major organs such as the kidneys, lungs, liver and spleen compared with the no drug control and vancomycin only groups (unpaired student’s t-test, p<0.05). This is in addition to the previous in vivo results announced in February 2020.

Body weight monitoring and histopathological evaluation of major organs were conducted as preliminary safety indicators. According to the histopathology evaluation conducted by the contract research organization, no significant differences in severity of lesions in lungs were observed in ALS-4 and vancomycin groups compared to vehicle group (p > 0.05 by unpaired Student’s t-test). Similarly, there was no statistical difference in severity of lesions between test articles and non-infected groups or between test articles and vehicle groups (p > 0.05 by unpaired Student’s t-test) in kidney assessments. These studies were designed to establish proof-of-concept and generate efficacy data, with comprehensive toxicology assessments subsequently completed during the IND-enabling studies phase.

ALS-4 demonstrated on a statistically significant basis better survival rates (56% vs 0% control group) in the lethal MRSA bacteraemia rat model (Figure 3a) and higher reduction of bacterial load (by 99.5% against the control group) in the non-lethal MRSA bacteraemia rat model (Figure 3b).

Figure 3a

100
50
0
Survival (%)
55.6%
P=0.013
0%
0
2
4
6
8
Time (d)
Vehicle (N=9)
ALS-4(10mg/kg)(N=9)

Figure 3a: Oral Formulation of ALS-4 in an MRSA Survival Study

Figure 3b

Figure 3b: Oral Formulation of ALS-4 in a Non-Lethal Bacteremia Model

CFU = Colony Forming Unit, a unit used to estimate the number of viable bacteria in a sample

A Clinical Trial Application (“CTA”) was submitted with the Public Health Agency of Canada (Health Canada) to conduct a Phase 1 clinical trial of ALS-4, an orally administered small molecule drug for the treatment of infections caused by Staphylococcus aureus including Methicillin-resistant Staphylococcus aureus (MRSA) in Q4 2020. ALS-4 received clearance from Health Canada regarding the CTA to initiate a Phase 1 clinical study in January 2021. In March 2021, we announced dosing the first human subject in its Phase 1 clinical trial evaluating ALS-4. In January 2022, we further announced the completion of our Phase I clinical trial for ALS-4. The first-in-human Phase 1 trial was a randomized, double-blinded, placebo-controlled, single and multiple ascending dose study designed to evaluate safety, tolerability, and pharmacokinetics of orally administered ALS-4 in healthy male and female adult volunteers. The single-ascending dose studies (SAD) and multiple-ascending dose studies (MAD) have been completed for a total of 72 healthy subjects and no subjects were dropped from the studies. There were no serious adverse events observed and no relevant clinical changes in respect of vital signs. In March 2023, we announced the completion of the Pre-IND discussions with the US FDA. The Pre-IND discussions focused on overall development plan in preparation for the IND application of ALS-4 targeting Acute Bacterial Skin and Skin Structure Infections (ABSSSI) initially.

With the positive feedback on the overall development strategy from the US FDA, we are proceeding towards the IND submission of ALS-4 seeking to initiate a Phase 2 clinical study to assess the efficacy of ALS-4 in patients. The timing and scope of advancing ALS-4 Phase 2 clinical trials will be contingent upon securing appropriate collaborative partnerships and adequate funding resources. The Company is actively seeking strategic collaborators who can provide both financial support and clinical expertise to advance these Phase 2 clinical trials.

Patent License

On October 18, 2017, the Company’s subsidiary, Acticule, entered into an exclusive license agreement with Versitech Limited, the licensing entity of HKU, for ALS-4. Subsequently on June 7, 2018, the parties entered into a first amendment to the exclusive license agreement, and on July 10, 2019, the parties entered into a second amendment to the license agreement.

On January 11, 2019, Acticule and Versitech Limited entered into a second license agreement for ALS-4, where Acticule exclusively licensed the intellectual property rights on certain HKU-owned improvements to the original licensed invention.

Under the exclusive license agreements, we were granted an exclusive, royalty-bearing, sublicensable licenses to develop, make, have made, use, sell, offer for sale and import products that are covered by the licensed patents (as described below). The territory of the licenses is worldwide and the field of the licenses is for treatment or prevention of bacterial infections caused by Staphylococcus aureus including MRSA and bacterial virulence.

We paid an upfront fee upon entering into the license agreements. We are required to pay less than 10% of the net sales of the licensed products sold by us or our affiliates as royalties, as well as a low teens percentage of sublicense royalties that we receive from our sublicensees, if any. In addition, we agreed to certain milestone payments: up to US$1 million upon achieving certain regulatory milestones, including submission of investigational new drug application, completion of phase 1, 2 and 3 clinical trials, submission of new drug application and grant of regulatory approval, as well as up to US$7.8 million upon achieving certain sales milestones, including first commercial sale and annual net sales equal to or exceeding US$100 million in one jurisdiction.

Pursuant to the license agreements, Acticule became the exclusive licensee of 2 pending U.S. non-provisional patent applications and 2 PCT applications (now expired). Prior to the expiration of the PCT applications, we filed national phase applications in member states of the EPO, in PRC and 12 other jurisdictions. The claimed inventions are described as: “Compounds Affecting Pigment Production and Methods for Treatment of Bacterial Diseases.”

Acticule has the right to grant sublicenses to third parties under the license agreements without prior approval from Versitech Limited and to assign the agreements to any successor to the business related to the licenses. In the event that Acticule makes an improvement to the licensed technologies, so long as the improvement does not incorporate any licensed patents, Acticule will be the owner to such improvement, subject to a non-exclusive royalty-free license being granted back to Versitech Limited for academic and research purposes only.

The exclusive license agreements shall be in effect until the expiration of all licensed patents (please refer to the patent expiration dates under “Intellectual Property”). Acticule may terminate the licenses at any time with 6-month written notice in advance. Either party may terminate the agreements upon a material breach by other party.

SACT-1: A Repurposed Drug for the Treatment of Neuroblastoma

Drug repurposing is a strategy for identifying new indications for approved or investigational drugs that are outside the scope of the original medical uses. It is often viewed as a lower-cost method for drug commercialization, as it is based on already-approved drugs (which has been proven to be safe for human use by the respective governing regulatory agency) and explores new target indications. (Ashburn, T. T. & Thor, K. B. Drug repositioning: identifying and developing new uses for existing drugs. Nat. Rev. Drug Discov. 3, 673 – 683, 2004).

One of the advantages of drug repurposing is a lower development risk due to safety and toxicity, as well as other properties related to water solubility, absorption, distribution and metabolism, as the safety and CMC profiles of approved, marketed drugs are usually well-established; such safety of the original drug and indication does not guarantee safety of the new indication. Due to the same reason, the development time is also shortened because there is no need to repeat the whole spectrum of the safety assessment. As a result, the drug repurposing approach appears to be attractive due to its superior risk management, smaller capital investment and quicker financial return. (Sudeep Pushpakom, et. al. Drug repurposing: progress, challenges and recommendations. Nat. Rev. Drug Discov. 18, 41-58, 2019)

The cost of bringing a repurposed drug is estimated to be around US$300 million, which is only one-tenth of the development cost for a new drug. (Nosengo, N. Can you teach old drugs new tricks? Nature. 534, 314-316, 2016).

In summary, drug repurposing may offer the following potential advantages:

•        Safety profiles:    The development risk for new indications can be substantially reduced by applying existing drugs that are approved or have been shown to be safe in large scale late-stage trials. While safety and efficacy determinations for any new indication are ultimately made by the FDA or alternative foreign regulators through their formal approval processes and are not guaranteed, existing safety data for existing drugs that have been approved may provide a foundation for regulatory submissions. Since safety accounts for approximately 30% of drug failures in clinical trials, this represents a potential advantage for repositioned drugs over new drugs. (The benefits of drug repositioning. (n.d.). Retrieved from https://www.ddw-online.com/the-benefits-of-drug-repositioning-1779-201104/)

•        Time-saving:    As repositioned drugs can rely on existing data, including efficacy and toxicity studies, the process is usually faster than de novo development. Developing a new chemical entity (NCE) can take 10 to 17 years, depending on indications. (Roin, B. N. Solving the Problem of New Uses, 2013). For a drug repositioning company, the development process from compound identification to launch can be around 3 to 8 years. (Walker, N. (2017, December 07). Accelerating Drug Development Through Repurposing, Repositioning and Rescue. Retrieved from https://www.pharmoutsourcing.com/Featured-Articles/345076-Accelerating-Drug-Development-Through-Repurposing-Repositioning-and-Rescue/)

•        Cost-saving:    Along with time-saving, money-saving is also a key benefit. The cost to relaunch a repositioned drug averages $8.4 million, whereas to relaunch a new formulation of an existing drug in its original indication costs an average $41.3 million. Given that the average cost of launching a new chemical entity (NCE) is more than $1.3 billion, successfully bringing a repositioned drug to market seems to cost approximately 160 times less than the current standard of NCE development. Even if this differential is off by a hundred times or more, from the purely financial perspective, repositioning is in a completely different league of investment needed to create a new drug product in the market. (https://www.ddw-online.com/the-benefits-of-drug-repositioning-1779-201104/)

•        Potential for out-licensing:    Pharmaceutical companies are said to be exploring new models to out-license some of their clinical drug candidates that may have been shelved for pure business reasons unrelated to safety or efficacy, even though they have met their endpoints and have proven themselves to be safe. If such drugs were to be repositioned, the pharmaceutical company may increase the attractiveness of these drugs and give itself more options to find interested buyers. (https://www.ddw-online.com/the-benefits-of-drug-repositioning-1779-201104/)

•        Lower failure rate:    According to BCC Research, approval rates for repurposed drugs are close to 30%, which is greater than the approval rate for new drug applications. (Front Oncol. 2017; 7: 273)

While drug repurposing presents potential advantages, several important limitations must be considered. There is no guarantee that existing clinical data will be sufficient for regulatory approval of new indications, and the FDA or alternative foreign regulators may require additional trials to demonstrate safety and efficacy for new uses to the satisfaction of regulatory authorities. Even if we conclude that new use is safe, the applicable regulator, such as the FDA, may not accept our data; final safety and efficacy are determined by the FDA or an applicable foreign regulator as part of their approval process for the product. In such cases, development timelines may be extended and costs may increase beyond initial projections, potentially diminishing the anticipated advantages of the repositioning approach. Additionally, there is currently a lack of systematic methodology for identifying optimal repositioning opportunities. While drug repurposing potentially offers certain advantages, it still involves substantial development and regulatory risks, and the potential benefits described above may not be realized in practice.

SACT-1 is the first repurposed drug candidate to be developed under the Smart-ACT® drug discovery platform. SACT-1 is one of the Company’s proprietary technologies. The approved drug, rilpivirine, which we refer to as the “Reference Drug,” was developed for the treatment of HIV/AIDS (human immunodeficiency virus/acquired immunodeficiency syndrome). It works by inhibiting HIV reverse transcriptase, an enzyme that HIV uses to convert its RNA into DNA, which is essential for the virus to replicate and integrate into the host cell’s genome. By using the Smart-ACT® Drug discovery platform, we repurposed the Reference Drug to treat neuroblastoma. Neuroblastoma is a rare form of cancer, and classified as an orphan disease, that forms in certain types of nerve tissue and most frequently in the adrenal glands as well as spine, chest, abdomen or neck, predominantly in children, especially for those aged 5 years and below. For the high-risk group, which is close to 20% (Annu Rev Med. 2015; 66: 49 – 63.) of total new patient population per year, the 5-year survival rate of this condition is around 40-50% as observed by the American Cancer Society (https://www.cancer.org/cancer/neuroblastoma/detection-diagnosis-staging/survival-rates.html). The current high drug treatment cost for high-risk patients can average USD200,000 per regimen (all 6cycles) (https://www.cadth.ca/sites/default/files/pcodr/Reviews2019/10154DinutuximabNeuroblastoma_fnEGR_NO REDACT-ABBREV_Post_26Mar2019_final.pdf). In addition, most pediatric patients often do not tolerate or survive the relevant chemotherapy stage which, subject to further clinical studies, may be positively addressed by the SACT-1 candidate due to the potential synergistic effects when applied with standard chemotherapy.

In our studies, SACT-1 has been shown to be effective against numerous neuroblastoma cell lines, of which 2 are MYCN-amplified cells, which represent the high-risk neuroblastoma patient group. In addition, by using a bliss score as a quantitative measure of the extent of drug interaction, Aptorum Group has seen a high and robust synergism between SACT-1 and traditional chemotherapy in vitro (Figure 4), indicating a potential efficacy enhancement/dose reduction of the chemotherapy.

Figure 4

Figure 4: synergism between SACT-1 and traditional chemotherapy in vitro

In addition, in our study, the maximum tolerable dose of SACT-1 in a rodent model was determined to be higher than 400mg/kg. Compared with the MTD of standard chemotherapy such as paclitaxel (20-30mg/kg) (Clin Cancer Res. 5(11):3632-8) and cisplatin (6mg/kg) (BMC Cancer 17: 684 (2017)). Based on our internal observations of pre-existing information from approved products, (subject to FDA’s approval and on a case-by-case basis, a 505(b)(2) Application can rely in part on existing information from approved products (such as the FDA’s previous findings on safety and efficacy) or products in literature (such as data available). However, typically speaking, the applicant is nonetheless required to carry out a Phase 1 bridging study to compare the Reference Drug and reference the established safety and efficacy information. At 150mg/day, the death rate was 0% in prior clinical studies of the Reference Drug. In addition, the pharmacokinetic profile of the approved product (i.e., Reference Drug) has also been reported (Table 2). Aptorum leverages SACT-1 safety data from third-party rilpivirine HIV/AIDS trials conducted by Janssen Pharmaceutica NV (no affiliation with Aptorum); Aptorum conducted its own neuroblastoma-specific preclinical studies.

Table 1: Safety Profiles of the Reference Drug in Human Clinical Trials. Table 1 is the data retrieved from rilpivirine Phase IIb study (NCT00110305) sponsored by Tibotec. All the adverse events can be found in the publication doi: 10.1097/QAD.0b013e32833032ed published in 2010 in AIDS.

Clinical Adverse Events and Resolution

Rilpivirine demonstrated a favorable safety profile across all doses (25 mg, 75 mg, and 150 mg), with most incidents being mild to moderate and resolving during the study:

Treatment-Related Incidences:    The most common grade 2 – 4 adverse events investigators determined to be at least possibly related to rilpivirine included nausea (3.6%), dizziness (1.1%), and abnormal dreams/nightmares (0.7%).

Symptom Resolution:    The majority of neurological and psychiatric adverse events were grade 1 or 2 in severity and did not require treatment discontinuation.

Skin Tolerability:    Rashes reported were primarily grade 1 or 2 and typically resolved with continued dosing, with a median resolution time of 17 days.

Laboratory Abnormalities and Recovery:    While grade 3 or 4 laboratory abnormalities (such as elevated liver enzymes or decreased hemoglobin) were observed in 26.8% of subjects, these were consistent with the drug class and often recovered during the trial. Specifically, hemoglobin levels returned to baseline or even increased by week 96.

Serious and Grade 4 Events:    The incidence of serious adverse events (SAEs) was low (12.2%), and only one grade 4 clinical event (a suicide attempt) was reported as at least possibly related to the medication.

Non-Relatedness of Study Deaths

To further demonstrate the safety of rilpivirine, it is noted that while two deaths occurred during the 96-week study, both cases were definitively determined by investigators to be unrelated to the study medication.

— The first death resulted from pneumonia, septic shock, and cardiopulmonary arrest.

— The second death was the result of a motor vehicle accident. Both fatalities occurred in the 75 mg dose group; notably, no deaths were reported in the 25 mg or 150 mg rilpivirine treatment groups.

Formulation Differentiation

Table 2 details the pharmacokinetic profile of SACT-1, APM’s proprietary oral suspension formulation. It is important to distinguish that while the historical Phase IIb study utilized oral tablets, SACT-1 is an oral suspension specifically optimized for the pediatric neuroblastoma population. APM is utilizing these established safety results to support the merits of the 505(b)(2) submission, showing that rilpivirine is a safe candidate for repurposing.

Table 2

Positive data from our latest internal in vivo studies show significant activity against neuroblastoma tumor reduction when treated with the compound SACT-1 in combination with standard of care (SOC) chemotherapy. We have developed a pediatric formulation (SACT-1) to better address the needs of neuroblastoma patients who are exclusively children younger than 5. In the Phase 1 study where SACT-1 was compared to Reference drug in healthy volunteers, no serious adverse events (SAEs) were reported. All reported adverse events were Grade 1 (“mild”) with an outcome of “resolved”. No subjects were discontinued from the study due to adverse events. The safety data of the Reference Drug and the Phase 1 data of SACT-1 will be included in the IND submission for the Phase 2 trials, when we are able to submit same.

The studies shown in the tables above represent publicly available safety data from third-party clinical trials conducted by Janssen Pharmaceutica NV or Tibotec, which is under Janssen’s umbrella (marketed as Edurant®). Aptorum is solely responsible for all in vitro and in vivo preclinical studies supporting SACT-1’s repurposing for neuroblastoma, but considers Janssen’s established safety profile for rilpivirine to support safe dose escalation for the reformulated product. Aptorum has also conducted pharmacokinetic studies of the SACT-1 reformulated suspension for pediatric patients in healthy volunteers, as detailed in Table 2.

Separately, we also screened SACT-1 for its in vitro activity against over 300 cancer cell lines and showed positive results in a number of cancer types including in particular colorectal cancer, leukemia and lymphoma, etc.

Similar to our previous findings against neuroblastoma cell lines, SACT-1 exhibits similar anti-tumor efficacy across one or more other major cancer types, including but not limited to colorectal cancer, leukemia and lymphoma cell lines. As a result, in addition to treating neuroblastoma, SACT-1 may have potential applications in the treatment of other cancers. Based on this discovery, we plan to carry out further in vivo studies to study the efficacy of SACT-1 over other types of cancers to maximize the potential of SACT-1. Based on the initial 22 day data of a recent study we conducted in a xenograft mouse model of neuroblastoma, SACT-1 was orally administered daily at 60mg/kg in combination of SOC chemotherapy brought a statistically significant tumor shrinkage (unpaired student’s t-test, p<0.01) from Day 15 to Day 22, compared to the control group which received SOC only. The combination reduced the tumor size by up to 54.2% in the first 22 days compared with the control (SOC only). SACT-1 appears to be effective in accelerating the effect of the SOC in early time points (from Day 1 – 7 vs control). This further supports our earlier in vitro observation that SACT-1 promotes tumor DNA damage and tumor cell death.

Figure 5

SOC VS SOC plus SACT-1
300
250
200
150
100
50
0
Tumor Volume (mm³)
0
5
10
15
20
Treatment day (Day)
SOC
SOC + SACT-1
**
**
**

Figure 5: 22 days data of in vivo studies in a xenograft mouse model of neuroblastoma

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**      Unpaired student’s t-test, p<0.01, n=8 (based on initial 22 days period)

In September 2021, we announced that we received clearance from the US FDA regarding the IND application to initiate clinical trials of SACT-1. In January 2022, we further announced that the completion of our Phase I clinical trial for assessing relative bioavailability and food effect of SACT-1. SACT-1’s Phase 1 clinical trial is an Open-label Randomized, Single Cross Over Bioavailability and Food Effect Study of SACT-1 in healthy adult volunteers. In additions, the US FDA has granted Orphan Drug Designation to SACT-1 in January 2022. In March 2023, we further announced the completion of the End of Phase 1 (EOP1) meeting with the US FDA on SACT-1. The EOP1 meeting was focused on gaining alignment with the US FDA regarding the clinical and regulatory pathway for SACT-1 for the treatment of neuroblastoma in pediatric patients aged 2-18. The FDA generally agreed with the chemistry-manufacturing-control (CMC) strategy and our proposed clinical development plan for Phase 1/2 trials.

Patent License

In January 2022, the US Patent and Trademark Office granted the first patent regarding Aptorum’s SACT-1 (through Aptorum’s subsidiary) repurposed drug for the treatment of various cancers including but not limited to neuroblastoma (US Patent 11,166,952 B2). Another US patent (US Patent 11,571,422) was granted in February 2023, and altogether the SACT-1 patent portfolio has Nine (9) active national phase patent applications all over the world.

____________

3        https://www.ke.hku.hk/story/innovation/the-magic-of-chinese-yam-for-treatment-of-menopausal-syndrome; see also, Scientific Reports, 5-10179.

4        https://www.everydayhealth.com/menopause/osteoporosis-and-menopause.aspx

Statistical Significance

The term statistical significance is to define the probability that a measured difference between two groups (e.g. two treatment groups, treatment versus control groups) is the result of a real difference in the tested variations and not the result of chance. It means that the result of a test does not appear randomly or by chance, but because of a specific change that is tested, so it can be attributed to a specific cause.

The confidence level indicates to what percentage the test results will not commit a type 1 error, the false positive. A false positive occurs when a change in the result is due to randomness (or other noise) and not the change in variations. At a 95% confidence level (p = 0.05), there is a 5% chance that the test results are due to a type 1 error. 95% has become the standard and usually be the minimum confidence level for the tests. To make the test more stringent, a 99% confidence level (p = 0.01) is also commonly employed, which means that there is a 1% chance that the test results are due to a type 1 error.

In other words, a p value represents the confidence level. For example, if the p-value for a test is < 0.05, it means that there is less than 5% chance the difference between two groups is due to random error or by chance. If the p-value is < 0.01, it means that there is less than 1% chance the difference between two groups is due to random error or by chance.

We employed statistical testing to compare different treatment groups in animal studies simply for proof of concept and to aid internal decision making for further development. We do not intend to use this standard for any regulatory submission. The US FDA or other regulatory agencies may not necessarily employ the same statistical standard to assess the efficacy in clinical trials, the results of which would be submitted for regulatory approval. Although a p-value of 0.05 has become the standard, the US FDA or other regulatory agencies may also individualize their efficacy standard for different clinical programs based on the indications, the purpose of a clinical trial, among others.

FDA Application Status

As of the date hereof, we received CTA and IND approvals for ALS-4 and SACT-1 from Health Canada and US FDA to initiate human clinical trial. We have not submitted other applications for IND to the FDA or other regulatory agencies.

Competition

Our industry is highly competitive and subject to rapid and significant change. While we believe that our development and commercialization experience, scientific knowledge and industry relationships provide us with competitive advantages, we face competition from pharmaceutical and biotechnology companies, including specialty pharmaceutical companies, and generic drug companies, academic institutions, government agencies and research institutions.

There are a number of large pharmaceutical and biotechnology companies that currently market and sell drugs or are pursuing the development of drugs for the diagnosis and treatment of diseases for which we are developing products or technology. Moreover, a number of additional drugs are currently in clinical trials and may become competitors if and when they receive regulatory approval.

Many of our competitors have longer operating histories, better name recognition, stronger management capabilities, better supplier relationships, a larger technical staff and sales force and greater financial, technical or marketing resources than we do. Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated among a smaller number of our competitors. Our commercial opportunity could be reduced or eliminated if our competitors develop or market products or other novel therapies that are more effective, safer or less costly than our current drug candidates, or any future drug candidates we may develop, or obtain regulatory approval for their products more rapidly than we may obtain approval for our current drug candidates or any such future drug candidates. Our success will be based in part on our ability to identify, develop and manage a portfolio of drug candidates that are safer and more effective than competing products.

Inflation

Inflation affects us by generally increasing our cost of labor and research and development costs, the way it does to all labor and research costs. However, we do not anticipate that inflation will materially affect our business in the foreseeable future.

Seasonality

We believe our operation and sales do not experience seasonality.

Employees

As of the date hereof, we have we have 2 full-time employees, one of whom is the Chief Executive Officer and the other who is engaged in general and administrative functions and who is located in Asia. We have also engaged and may continue to engage 5 independent contracted consultants and advisors to assist us with our operations. None of our employees are represented by a labor union or covered by a collective bargaining agreement. We have never experienced any employment related work stoppages, and we consider our relations with our employees to be good.

Intellectual Property

The technologies underlying our various research and development projects are the subject of various patents and patent applications claiming, in certain instances, composition of matter and, in other instances, methods of use. Prosecution, maintenance and enforcement of these patents, as well as those on any future protectable technologies we may acquire, are and will continue to be an important part of our strategy to develop and commercialize novel medicines, as described in more detail below. Through entering into license agreements with their owners, we have obtained exclusive rights to these patents, applications and related know-how in the U.S. and certain other countries to develop, manufacture and commercialize the products using or incorporating the protected inventions that are described in this proxy statement/prospectus and that are expected to contribute significant value to our business. The technologies protected by these patents may also for the basis for the development of other products.

In addition to licensed intellectual property, our in-house science team has been actively developing our own proprietary intellectual property. Thus far, the only patents or non-provisional patent applications that have been filed in the Company’s own name for the Lead Projects, is for SACT-1; patents and applications for ALS-4 are licensed. We have, however, filed a number of provisional applications to establish earlier filing dates for certain of our other ongoing research, the specifics of which are currently proprietary and confidential.

The U.S. patent system permits the filing of provisional and non-provisional patent applications (i.e., a regular patent application). A non-provisional patent application is examined by the USPTO, and can mature into a patent once the USPTO determines that the claimed invention meets the standards for patentability. On the other hand, a provisional patent application is not examined for patentability, and automatically expires 12 months after its filing date. As a result, a provisional patent application cannot mature into a patent.

Provisional applications are often used, among other things, to establish an earlier filing date for a subsequent non-provisional patent application. The term of individual patents depends upon the legal term of the patents in the countries in which they are obtained.

The effective filing date of a non-provisional patent application is used by the USPTO to determine what information is prior art when it considers the patentability of a claimed invention. If certain requirements are satisfied, a non-provisional patent application can claim the benefit of the filing date of an earlier filed provisional patent application. As a result, the filing date accorded by the provisional patent application may supersede information that otherwise could preclude the patentability of an invention.

A provisional patent application is not eligible to become an issued patent unless, among other things, we file a non-provisional patent application within 12 months of the filing date of the provisional patent application. If we do not timely file a non-provisional patent application claiming priority to said provisional application, we may lose our priority date with respect to our provisional patent applications. Further, if any (self or by others) publication of the invention is made after such priority date, and if we do not file a non-provisional application claiming priority to said provisional application, our invention may become unpatentable.

Moreover, we cannot predict whether such future patent applications will result in the issuance of patents that effectively protect any of our product candidates or will effectively prevent others from commercializing competitive products.

We do not expect to incur material expenses in the prosecution of the provisional applications or other licensed patent applications. We expect to fund the patent costs from our cash and restricted cash.

The value of our drug products will depend significantly on our ability to obtain and maintain patent and other proprietary protection for those products, preserve the confidentiality of our trade secrets and operate without infringing the valid and enforceable patents and proprietary rights of other parties.

As of the date hereof, we are the patentee of a number of provisional and non-provisional patent applications, both on our proprietarily developed projects and improvement to our in-licensed projects.

The following table sets forth a list of our patent rights as of the date hereof related to our Lead Projects; SACT-1 is a proprietary technology not subject to any license agreement:.

Project Company/Project name	Ownership Type	Licensor(s)	Licensee	Licensed/IP Rights	Patent Expiration Dates
Acticule/ALS-4

Exclusive Patent License Agreement, dated October 18, 2017

First Amendment to Exclusive License Agreement, dated June 7, 2018

Second Amendment to Exclusive License Agreement dated July 10, 2019

Exclusive Patent License Agreement dated January 11, 2019

		Versitech Limited	Acticule Life Sciences Limited	Exclusive licensee: 2 pending U.S. applications (16/867,540 and 17/006,985), 2 pending applications in Canada

The licensed IP rights include granted patents in the U.S. and pending patent applications in the U.S., and Canada.

The U.S. patents will expire in 2038; any other patent based on the pending application, if granted, will have a 20-year patent term from 2018.

SACT-1	Self-owned Patent	N/A	N/A	U.S. Patent No. 11,166,952 & U.S. Patent No. 11,571,422	Both patents expire on November 27, 2040.

Because of the extensive time required for clinical development and regulatory review of a drug we may develop, it is possible that, before any of our drug candidates can be commercialized, any related patent may expire or remain in force for only a short period following commercialization, thereby reducing any advantage of any such patent. If appropriate, the Company may seek to extend the period during which it has exclusive rights to a product by pursuing patent term extensions and marketing exclusivity periods that are available from the regulatory authorities of certain countries (including the United States) and the EPO.

Even though the Company has certain patent rights, the ability to obtain and maintain protection of biotechnology and pharmaceutical products and processes such as those we intend to develop and commercialize involves complex legal and factual questions. No consistent policy regarding the breadth of claims allowed in such patents has emerged to date in the U.S. The scope of patent protection outside the United States is even more uncertain. Changes in the patent laws or in interpretations of patent laws in the United States and other countries have diminished (and may further diminish) our ability to protect our inventions and enforce our IP rights and, more generally, could affect the value of IP.

While we have already secured rights to a number of issued patents directed to our drug candidates, we cannot predict the breadth of claims that may issue from the pending patent applications and provisional patents that we have licensed or that we have filed. Substantial scientific and commercial research has been conducted for many years in the areas in which we have focused our development efforts, which has resulted in other parties having a number of issued patents, provisional patents and pending patent applications relating to such areas. The patent examiner in any particular jurisdiction may take the view that prior issued patents and prior publications render our patent claims “obvious” and therefore unpatentable or require us to reduce the scope of the claims for which we are seeking patent protection.

In addition, patent applications in the United States and elsewhere generally are not available to the public until at least 18 months from the priority date, and the publication of discoveries in the scientific or patent literature frequently occurs substantially later than the date on which the underlying discoveries were made. Therefore, patent applications relating to drugs similar to our drug candidates may have already been filed, which (if they result in issued patents) could restrict or prohibit our ability to commercialize our drug candidates.

The biotechnology and pharmaceutical industries are characterized by extensive litigation regarding patents and other IP rights. Our ability to prevent competition for our drug candidates and technologies will depend on our success in obtaining patents containing substantial and enforceable claims for those candidates and enforcing those claims once granted. With respect to any applications which have not yet resulted in issued patents, there can be no assurance that meaningful claims will be obtained. Even issued patents may be challenged or invalidated. If others have prepared and filed patent applications in the United States that also claim technology to which we have filed patent applications or otherwise wish to challenge our patents, we may have to participate in interferences, post-grant reviews, inter parties reviews, derivation or other proceedings in the USPTO and other patent offices to determine issues such as priority of claimed invention or validity of such patent applications as well as our own patent applications and issued patents. Patents may also be circumvented, and our competitors may be able to independently develop and commercialize similar drugs or mimic our technology, business model or strategy without infringing our patents. The rights granted under any issued patents may not provide us with proprietary protection or competitive advantages against competitors with similar technology.

We may rely, in some limited circumstances, on unpatented trade secrets and know-how to protect aspects of our technology. However, it is challenging to monitor and prevent the disclosure of trade secrets. We seek to protect our proprietary trade secrets and know-how, in part, by entering into confidentiality agreements with consultants, scientific advisors and contractors and invention assignment agreements with our employees. We also seek to preserve the integrity and confidentiality of our data and trade secrets by maintaining physical security of our premises and physical and electronic security of our information technology systems. While we have confidence in these individuals, organizations and systems, agreements or security measures may be breached, giving our competitors knowledge of our trade secrets and know-how, and we may not have adequate remedies for any such breach, in which case our business could be adversely affected. Our trade secrets will not prevent our competitors from independently discovering or developing the same know-how. Although our agreements with our consultants, contractors or collaborators require them to provide us only original work product and prohibit them from incorporating or using IP owned by others in their work for us, if they breach these obligations, disputes may arise as to the rights in any know-how or inventions that arise from their work.

Our commercial success will also depend in part on not infringing the proprietary rights of other parties. Although we seek to review the patent landscape relevant to our technologies on an ongoing basis, we may become aware of a new patent which has been issued to others with claims covering or related to aspects of one of our drug candidate. The issuance of such a patent could require us to alter our development plans for that candidate, redesign the candidate, obtain a license from the patent holder or cease development. Our inability to obtain a license to proprietary rights that we may require to develop or commercialize any of our drug candidates would have a material adverse impact on us.

Trademarks

As of the date hereof, we own trademark registrations covering the trade names and logos of Aptorum and our subsidiaries, including but not limited to “APTORUM”, “APTORUM THERAPEUTICS,” “VIDENS LIFE SCIENCES,” “ACTICULE LIFE SCIENCES,” “NATIVUS LIFE SCIENCES,” “NativusWell,” “TALEM” in jurisdictions Hong Kong, EU and the United Kingdom and PRC. Furthermore, we are in the process of applying for registration of trademarks in jurisdictions including the U.S., EU, the United Kingdom, Australia and PRC.

We also own certain unregistered trademark rights.

All other trade names, trademarks and service marks of other companies appearing in this proxy statement/prospectus are the property of their respective holders. Solely for convenience, the trademarks and trade names in this proxy statement/prospectus are referred to without the® and™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. We do not intend our use or display of other companies’ trademarks and trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

Facilities

We have an operating lease for laboratory in Hong Kong, with 2,021 square feet lab space under a lease that commenced in March 2020, renewed in March 2023 and expires in March 2026. The monthly rent ranges from $6,348 to $9,068. Payments under operating leases are expensed on a straight-line basis over the periods of the respective leases, and the terms of the leases do not contain contingent rent and renewal or purchase options.

We believe our current facilities are sufficient to meet our needs.

Legal Proceedings

The Company is party to a lawsuit initially filed on notice on September 3, 2024, by Karen Cheung (“Plaintiff”) in the Supreme Court of the State of New York, County of New York (“State Court Action”) (Index No. 654541/2024), which sought relief arising from (i) violations of the federal Racketeer Influenced and Corrupt Organizations Act (“RICO”), 18 § U.S.C. 1961(c), (ii)conspiracy to violate RICO, 18 U.S.C. § 1961(d), (iii) fraud, (iii) breach of fiduciary duty, (iv) negligent misrepresentation, (v) unjust enrichment, (vi) civil conspiracy and (vii) violations of the federal Securities Act of 1933, 15 § U.S.C. 77a et. seq. On December 27, 2024, the Company filed a Notice of Removal in the U.S. District Court for the Southern District of New York (Case No.1:24-cv-09969-VSB-OTW) removing the State Court Action to federal court. On December 30, 2024, the Company filed a demand for service of the complaint on the Company. Plaintiff filed and served her Complaint on the Company on February 24, 2025, alleging claims for (i) violations of RICO 18 U.S.C. § 1962(c), (ii) conspiracy to violate RICO 18 U.S.C. § 1962(d), (iii) fraud; (iv) aiding and abetting breach of fiduciary duty, (v) unjust enrichment, and (vi) civil conspiracy. Following a motion, Plaintiff was granted leave to amend her Complaint and filed a First Amended Complaint on June 2, 2025. The parties entered into a briefing schedule on the Company’s anticipated motion to dismiss (“Motion to Dismiss”), and the Company filed its opening brief on the Motion to Dismiss on July 18, 2025. Plaintiff filed her opposition to the Motion to Dismiss on September 5, 2025, and the Company’s reply in support of the Motion to Dismiss was due on October 6, 2025. The Company continues to believe that Plaintiff’s claims have no merit. As such, the Company will continue to vigorously defend against Plaintiff’s claims. At this time, it is too early to estimate the costs and expenses of defending the lawsuit, but we do not deem this to be material to our business and operations.

Regulations

Government authorities in the United States at the federal, state and local level and in other countries extensively regulate, among other things, the research and clinical development, testing, manufacture, quality control, approval, labeling, packaging, storage, record-keeping, promotion, advertising, distribution, post-approval monitoring and reporting, marketing, pricing, export and import of drug products (“Regulated Products”), such as those we are developing. Generally, before a new Regulated Product can be marketed, considerable data demonstrating its quality, safety and efficacy must be obtained, organized to address the requirements of and in the format specific to each regulatory authority, submitted for review and approved by the regulatory authority. This process is very lengthy and expensive, and success is uncertain.

Regulated Products are also subject to other federal, state and local statutes and regulations in the United States and other countries, as applicable. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources. Failure to comply with the applicable regulatory requirements at any time during the product development process, approval process or after approval, may subject an applicant to administrative or judicial sanctions. These sanctions could include, among other actions, the regulatory authority’s refusal to approve pending applications, withdrawal of an approval, clinical holds, untitled or warning letters, voluntary product recalls or withdrawals from the market, product seizures, total or partial suspension of production or distribution, injunctions, disbarment, fines, refusals of government contracts, restitution, disgorgement, or civil or criminal penalties. Any such administrative or judicial enforcement action could have a material adverse effect on us.

As part of the Company’s principal place of business is in Hong Kong, the Company is subject to various Hong Kong laws and regulation covering its business activities there, described in further detail below. Also, the Company anticipates that, if it obtains marketing approval for any of its drug candidates, it intends to focus its marketing and sales efforts primarily in three regions: the United States, Canada, Europe and PRC. The regulatory framework for each of these regions is described below.

U.S. Drug Development Process

The process of obtaining regulatory approvals and maintaining compliance with appropriate federal, state and local statutes and regulations requires the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process, or after approval, may subject an applicant to administrative or judicial sanctions or lead to voluntary product recalls. Administrative or judicial sanctions could include the FDA’s refusal to approve pending applications, withdrawal of an approval, a clinical hold, untitled or warning letters, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement or civil or criminal penalties. The process required by the FDA before a drug may be marketed in the United States generally involves the following:

•        completion of non-clinical laboratory tests, preclinical studies according to cGLP and manufacturing of clinical supplies according to cGMP;

•        submission to the FDA of an IND, which must become effective before human clinical trials may begin;

•        approval by an independent IRB, at each clinical site before each trial may be initiated;

•        performance of adequate and well-controlled human clinical trials according to cGCP, to establish the safety and efficacy of the proposed product for its intended use;

•        preparation and submission to the FDA of an NDA, for a drug;

•        satisfactory completion of an FDA advisory committee review, if applicable;

•        satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the product, or components thereof, are produced to assess compliance with cGMP; and

•        payment of user fees and the FDA review and approval of the NDA.

The testing and approval process requires substantial time, effort and financial resources and we cannot be certain that any approvals for our drug candidates, or any future drug candidates we may develop, will be granted on a timely basis, if at all.

Once a drug candidate is identified for development, it enters the non-clinical testing stage. Non-clinical tests include laboratory evaluations of product chemistry, toxicity, formulation and stability, as well as preclinical studies. An IND sponsor must submit the results of the non-clinical tests, together with manufacturing information, analytical data and any available clinical data or literature, to the FDA as part of the IND prior to commencing any testing in humans. An IND sponsor must also include a protocol detailing, among other things, the objectives of the clinical trial, dosing procedures, subject selection and exclusion criteria, the parameters to be used in monitoring safety, and the effectiveness criteria to be evaluated if the initial clinical trial lends itself to an efficacy evaluation. Some non-clinical testing may continue even after the IND is submitted. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA raises concerns or questions related to a proposed clinical trial and places the trial on a clinical hold within that 30-day time period. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. Clinical holds also may be imposed by the FDA at any time before or during clinical trials due to safety concerns or non-compliance, and may be imposed on all products within a certain class of products. The FDA also can impose partial clinical holds, for example, prohibiting the initiation of clinical trials for certain duration or for certain doses.

All clinical trials must be conducted under the supervision of one or more qualified investigators in accordance with cGCP regulations. These regulations include the requirement that all research subjects provide informed consent in writing before their participation in any clinical trial. Further, an IRB representing each institution participating in a clinical trial must review and approve the plan for any clinical trial before it commences at that institution, and the IRB must conduct continuing review and reapprove the study at least annually. An IRB is responsible for protecting the rights of clinical trial subjects and considers, among other things, whether the risks to individuals participating in the clinical trial are minimized and are reasonable in relation to anticipated benefits. The IRB also approves the information regarding the clinical trial and the consent form that must be provided to each clinical trial subject or his or her legal representative and must monitor the clinical trial until completed. Each new clinical protocol and any amendments to the protocol must be submitted to the FDA for review, and to the IRBs for approval. Protocol detail, among other things, includes the objectives of the clinical trial, testing procedures, sublease selection and exclusion criteria, and the parameters to be used to monitor subject safety.

Human clinical trials are typically conducted in three sequential phases that may overlap or be combined:

•        Phase 1.    Phase 1 includes the initial introduction of an investigational new drug into humans. These studies are closely monitored and may be conducted in patients, but are usually conducted in healthy volunteer subjects. These studies are designed to determine the metabolic and pharmacologic actions of the drug in humans, the side effects associated with increasing doses, and, if possible, to gain early evidence on effectiveness. During Phase 1, sufficient information about the drug’s pharmacokinetics and pharmacological effects should be obtained to permit the design of well-controlled, scientifically valid, Phase 2 studies. Phase 1 studies also evaluate drug metabolism, structure-activity relationships, and the mechanism of action in humans. These studies also determine which investigational drugs are used as research tools to explore biological phenomena or disease processes. The total number of subjects included in Phase 1 studies varies with the drug, but is generally in the range of twenty to eighty.

•        Phase 2.    Phase 2 includes the early controlled clinical studies conducted to obtain some preliminary data on the effectiveness of the drug for a particular indication or indications in patients with the disease or condition. This phase of testing also helps determine the common short-term side effects and risks associated with the drug. Phase 2 studies are typically well-controlled, closely monitored, and conducted in a relatively small number of patients, usually involving several hundred people.

•        Phase 3.    Phase 3 studies are expanded controlled and uncontrolled trials. They are performed after preliminary evidence suggesting effectiveness of the drug has been obtained in Phase 2, and are intended to gather the additional information about effectiveness and safety that is needed to evaluate the overall benefit-risk relationship of the drug. Phase 3 studies are designed to provide an adequate basis for extrapolating the results to the general population and transmitting that information in the physician labeling. Phase 3 studies usually include several hundred to several thousand people.

Progress reports detailing the results of the clinical trials must be submitted at least annually to the FDA and safety reports must be submitted to the FDA and clinical investigators within 15 calendar days for serious and unexpected suspected adverse events, any clinically important increase in the rate of a serious suspected adverse reaction over that listed in the protocol or investigator’s brochure, or any findings from other studies or animal or in vitro testing that suggest a significant risk in humans exposed to the drug candidate. Additionally, a sponsor must notify the FDA of any unexpected fatal or life-threatening suspected adverse reaction no later than 7 calendar days after the sponsor’s receipt of the information. There is no assurance that Phase 1, Phase 2 and Phase 3 testing can be completed successfully within any specified period, or at all. The FDA or the sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research subjects or patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the product has been associated with unexpected serious harm to subjects.

Concurrent with clinical trials, companies usually complete additional preclinical studies and must also develop additional information about the chemistry and physical characteristics of the product and finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product drug and, among other things, the manufacturer must develop methods for testing the identity, strength, quality and purity of the final product. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the product drug does not undergo unacceptable deterioration over its shelf life.

The results of product development, non-clinical studies and clinical trials, together with other detailed information regarding the manufacturing process, analytical tests conducted on the product, proposed labeling and other relevant information, are submitted to the FDA as part of an NDA requesting approval to market the new drug. The FDA reviews all NDAs submitted within 60 days of submission to ensure that they are sufficiently complete for substantive review before it accepts them for filing. If the submission is accepted for filing, the FDA begins an in-depth substantive review.

The approval process is lengthy and difficult and the FDA may refuse to approve an NDA if the applicable regulatory criteria are not satisfied or may require additional clinical data or other data and information. Even if such data and information are submitted, the FDA may ultimately decide that the NDA does not satisfy the criteria for approval. Data obtained from clinical trials are not always conclusive, and the FDA may interpret data differently than we interpret the same data. The FDA will issue a complete response letter if the agency decides not to approve the NDA in its present form. The complete response letter usually describes all of the specific deficiencies that the FDA identified in the NDA that must be satisfactorily addressed before it can be approved. The deficiencies identified may be minor, for example, requiring labeling changes, or major, for example, requiring additional clinical trials. Additionally, the complete response letter may include recommended actions that the applicant might take to place the application in a condition for approval. If a complete response letter is issued, the applicant may either resubmit the NDA, addressing all of the deficiencies identified in the letter, or withdraw the application or request an opportunity for a hearing.

If after such review a product receives regulatory approval, the approval may be significantly limited to specific diseases and dosages or the indications for use may otherwise be limited, which could restrict the commercial value of the product. Further, the FDA may require that certain contraindications, warnings or precautions be included in the product labeling. Any products for which we receive the FDA approval would be subject to continuing regulation by the FDA, including, among other things, record-keeping requirements, reporting of adverse experiences with the product, providing the FDA with updated safety and efficacy information, product sampling and distribution requirements, complying with certain electronic records and signature requirements and complying with the FDA promotion and advertising requirements. In addition, the FDA may require post-approval studies, including Phase 4 clinical trials, to further assess a product’s safety and effectiveness after NDA approval and may require testing and surveillance programs to monitor the safety of approved products that have been commercialized. The FDA also may conclude that an NDA may only be approved with a Risk Evaluation and Mitigation Strategy designed to mitigate risks through, for example, a medication guide, physician communication plan, or other elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools.

Post-Approval Requirements

Any products for which we receive the FDA approval are subject to continuing regulation by the FDA, including, among other things, record-keeping requirements, reporting of adverse experiences with the product, providing the FDA with updated safety and efficacy information, product sampling and distribution requirements, complying with certain electronic records and signature requirements and complying with the FDA promotion and advertising requirements. The FDA strictly regulates labeling, advertising, promotion and other types of information on products that are placed on the market. Products may be promoted only for the approved indications and in accordance with the provisions of the approved label. Further, manufacturers must continue to comply with cGMP requirements, which are extensive and require considerable time, resources and ongoing investment to ensure compliance. In addition, changes to the manufacturing process generally require prior the FDA approval before being implemented and other types of changes to the approved product, such as adding new indications and additional labeling claims, are also subject to further the FDA review and approval.

The FDA may withdraw a product approval if compliance with regulatory requirements is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product may result in restrictions on the product’s marketing or even complete withdrawal of the product from the market. Further, the failure to maintain compliance with regulatory requirements may result in administrative or judicial actions, such as fines, untitled or warning letters, holds on clinical trials, product seizures, product detention or refusal to permit the import or export of products, refusal to approve pending applications or supplements, restrictions on marketing or manufacturing, injunctions or consent decrees, or civil or criminal penalties, or may lead to voluntary product recalls.

Patent Term Restoration and Marketing Exclusivity

Because drug approval can take an extended period of time, there may be limited remaining life for the patents covering the approved drug, meaning that the company has limited time to use the patents to protect the sponsor’s exclusive rights to make, use and sell that drug. In such a case, U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, commonly referred to as the

Hatch-Waxman Act. The Hatch-Waxman Act permits a patent restoration term of up to five years as compensation for patent term lost during product development and the FDA regulatory review process. However, patent term restoration cannot extend the remaining term of a patent beyond a total of 14 years from the product’s approval date.

In addition, the FDCA provides a five-year period of non-patent marketing exclusivity within the United States to the first applicant to gain approval of an NDA for a new chemical entity. A drug is a new chemical entity if the FDA has not previously approved any other new drug containing the same active moiety, which is the molecule or ion responsible for the action of the drug substance. During the exclusivity period, the FDA may not accept for review an abbreviated new drug application (“ANDA”) or a 505(b)(2) Application submitted by another company for another version of such drug where the applicant does not own or have a legal right of reference to all the data required for approval.

In the future, if appropriate, we intend to apply for restorations of patent term and/or marketing exclusivity for some of our products; however, there can be no assurance that any such extension or exclusivity will be granted to us.

Disclosure of Clinical Trial Information

Sponsors of clinical trials of the FDA-regulated products, including drugs are required to register and disclose certain clinical trial information, which is publicly available at www.clinicaltrials.gov. Information related to the product, patient population, phase of investigation, study sites and investigators, and other aspects of the clinical trial is then made public as part of the registration. Sponsors are also obligated to disclose the results of their clinical trials after completion. Disclosure of the results of these trials can be delayed until the new product or new indication being studied has been approved. Competitors may use this publicly available information to gain knowledge regarding the progress of development programs.

Pharmaceutical Coverage, Pricing and Reimbursement

Much of the revenue generated by new Regulated Products depends on the willingness of third-party payors to reimburse the price of the product. Significant uncertainty exists as to the coverage and reimbursement status of any products for which we may obtain regulatory approval. In the United States, sales of any products for which we may receive regulatory approval for commercial sale will depend in part on the availability of coverage and reimbursement from third-party payors. Third-party payors include government authorities, managed care providers, private health insurers and other organizations. The process for determining whether a payor will provide coverage for a product may be separate from the process for setting the reimbursement rate that the payor will pay for the product. Third-party payors may limit coverage to specific products on an approved list, or formulary, which is not required to include all of the FDA-approved products for a particular indication. Moreover, a payor’s decision to provide coverage for a product does not imply that an adequate reimbursement rate will be approved. Adequate third-party reimbursement may not be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in product development.

Third-party payors are increasingly challenging the price and examining the medical necessity and cost-effectiveness of medical products and services, in addition to their safety and efficacy. To obtain coverage and reimbursement for any product that might be approved for sale, we may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of any products, in addition to the costs required to obtain regulatory approvals. Our product candidates may not be considered medically necessary or cost-effective. If third-party payors do not consider a product to be cost-effective compared to other available therapies, they may not cover the product after approval as a benefit under their plans or, if they do, the level of payment may not be sufficient to allow a company to sell its products at a profit.

The U.S. government and state legislatures have shown significant interest in implementing cost containment programs to limit the growth of government-paid health care costs, including price controls, restrictions on reimbursement and requirements for substitution of generic products for branded prescription drugs. Adoption of government controls and measures, and tightening of restrictive policies in jurisdictions with existing controls and measures, could limit payments for pharmaceuticals.

Even if favorable coverage and reimbursement status is attained for one or more products for which we receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future. Unfavorable coverage or reimbursement policies regarding any of the Company’s products would have a material adverse impact on the value of that product.

Other Healthcare Laws and Compliance Requirements

If we obtain regulatory approval of our products, we may be subject to various federal and state laws targeting fraud and abuse in the healthcare industry. These laws may impact, among other things, our proposed sales, marketing and education programs. In addition, we may be subject to patient privacy regulation by both the federal government and the states in which we conduct our business.

Patient Protection and the Affordable Care Act

The Affordable Care Act, enacted in March 2010, includes measures that have or will significantly change the way health care is financed in the United States by both governmental and private insurers. Among the provisions of the Affordable Care Act of greatest importance to the pharmaceutical industry are the following:

•        The Medicaid Drug Rebate Program requires pharmaceutical manufacturers to enter into and have in effect a national rebate agreement with the Secretary of the Department of Health and Human Services as a condition for states to receive federal matching funds for the manufacturer’s outpatient drugs furnished to Medicaid patients. The Affordable Care Act increased pharmaceutical manufacturers’ rebate liability on most branded prescription drugs from 15.1% of the average manufacturer price to 23.1% of the average manufacturer price, added a new rebate calculation for line extensions of solid oral dosage forms of branded products, and modified the statutory definition of average manufacturer price. The Affordable Care Act also expanded the universe of Medicaid utilization subject to drug rebates by requiring pharmaceutical manufacturers to pay rebates on Medicaid managed care utilization and expanding the population potentially eligible for Medicaid drug benefits.

•        In order for a pharmaceutical product to receive federal reimbursement under the Medicare Part B and Medicaid programs or to be sold directly to U.S. government agencies, the manufacturer must extend discounts to entities eligible to participate in the 340B drug pricing program. The Affordable Care Act expanded the types of entities eligible to receive discounted 340B pricing.

The Affordable Care Act imposed a requirement on manufacturers of branded drugs to provide a 50% discount off the negotiated price of branded drugs dispensed to Medicare Part D patients in the coverage gap (i.e., the “donut hole”).

•        The Affordable Care Act imposed an annual, non-deductible fee on any entity that manufactures or imports certain branded prescription drugs, apportioned among these entities according to their market share in certain government healthcare programs, although this fee does not apply to sales of certain products approved exclusively for orphan indications.

In addition to these provisions, the Affordable Care Act established a number of bodies whose work may have a future impact on the market for certain pharmaceutical products. These include the Patient-Centered Outcomes Research Institute, established to oversee, identify priorities in, and conduct comparative clinical effectiveness research, the Independent Payment Advisory Board, which has authority to recommend certain changes to the Medicare program to reduce expenditures by the program, and the Center for Medicare and Medicaid Innovation within the Centers for Medicare and Medicaid Services, to test innovative payment and service delivery models to lower Medicare and Medicaid spending.

These and other laws may result in additional reductions in healthcare funding, which could have a material adverse effect on customers for our product candidates, if we gain approval for any of them. Although we cannot predict the full effect on our business of the implementation of existing legislation or the enactment of additional legislation pursuant to healthcare and other legislative reform, we believe that legislation or regulations that would reduce reimbursement for, or restrict coverage of, our products could adversely affect how much or under what circumstances healthcare providers will use our product candidates if we gain approval for any of them.

Canadian Regulation

In Canada, our pharmaceutical product candidates and our research and development activities are primarily regulated by the Food and Drugs Act and the rules and regulations thereunder, which are enforced by Health Canada. Health Canada regulates, among other things, the research, development, testing, manufacture, packaging, storage, recordkeeping, labeling, advertising, promotion, distribution, post-approval monitoring, marketing and import and export of pharmaceutical products. Drug approval laws require licensing of manufacturing facilities, carefully controlled research and testing of products, government review and approval of experimental results prior to giving approval to sell drug products. Regulators also typically require that rigorous and specific standards such as Good Manufacturing Practices (GMP), Good Laboratory Practices, or GLP, and Good Clinical Practices, or GCP, are followed in the manufacture, testing and clinical development, respectively, of any drug product. The processes for obtaining regulatory approvals in Canada, along with subsequent compliance with applicable statutes and regulations, require the expenditure of substantial time and financial resources.

The principal steps required for drug approval in Canada is as follows:

Preclinical Toxicology Studies

Non-clinical studies are conducted in vitro and in animals to evaluate pharmacokinetics, metabolism and possible toxic effects to provide evidence of the safety of the drug candidate prior to its administration to humans in clinical studies and throughout development. Such studies are conducted in accordance with applicable laws and GLP.

Initiation of Human Testing

In Canada, the process of conducting clinical trials with a new drug cannot begin until we have received a NOL (No objection Letter) from Health Canada, typically within 30 days (during Covid the 30 days extended to 45 days) of a CTA submission. Similar regulations apply in Canada to a CTA as to an IND in the United States. Once approved, two key factors influencing the rate of progression of clinical trials are the rate at which patients can be enrolled to participate in the research program and whether effective treatments are currently available for the disease that the drug is intended to treat. Patient enrollment is largely dependent upon the incidence and severity of the disease, the treatments available and the potential side effects of the drug to be tested and any restrictions for enrollment that may be imposed by regulatory agencies.

Clinical Trials

Similar regulations apply in Canada regarding clinical trials as in the United States. In Canada, Research Ethics Boards, or REBs, instead of IRBs, are used to review and approve clinical trial plans. Clinical trials involve the administration of an investigational new drug to human subjects under the supervision of qualified investigators in accordance with current Good Clinical Practices, or cGCP, requirements, which include review and approval by REBs. Clinical trials are conducted under protocols detailing, among other things, the objectives of the trial, the trial procedures, the parameters to be used in monitoring safety and the efficacy criteria to be evaluated and a statistical analysis plan. Human clinical trials are typically conducted in three sequential phases, as discussed above in similar context to government regulation in the United States.

The manufacture of investigational drugs for the conduct of human clinical trials is subject to current Good Manufacturing Practice, or cGMP, requirements. Investigational drugs and active pharmaceutical ingredients imported into Canada are also subject to regulation by Health Canada relating to their labeling and distribution. Post authorization requirements include reporting of serious adverse events and clinical trial site inspection program. Phase 1, Phase 2 and Phase 3 clinical trials are subject to a clinical trial application (CTA) for each phase of study. Furthermore, in Canada, Health Canada or the sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research subjects are being exposed to an unacceptable health risk. Similarly, an REB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the REB’s requirements or if the drug has been associated with unexpected serious harm to subjects. Additionally, some clinical trials are overseen by an independent group of qualified experts organized by the clinical trial sponsor, known as a data safety monitoring board or committee. This group regularly reviews accumulated data and advises the study sponsor regarding the continuing safety of trial subjects, potential trial subjects and the continuing validity and scientific merit of the clinical trial. We may also suspend or terminate a clinical trial based on evolving business objectives or competitive climate.

New Drug Submission (NDS)

Upon successful completion of Phase 3 clinical trials, in Canada the company sponsoring a new drug then assembles all the preclinical and clinical data and other testing relating to the product’s pharmacology, chemistry, manufacture, and controls, and submits it to Health Canada as part of a New Drug Submission, or NDS. The NDS is then reviewed by Health Canada for approval to market the drug.

As part of the approval process, an additional application for a Drug Establishment License (DEL) 90 days prior the NDS submission to Health Canada to initiate review and inspection of the facility or the facilities at which the drug is manufactured are compliant with GMP requirements. Health Canada will not approve the product unless compliance with cGMP — a quality system regulating manufacturing — is satisfactory and the NDS contains data that provide substantial evidence that the drug is safe and effective in the indication studied. In addition, before approving an NDS, Health Canada will typically inspect one or more clinical sites to assure compliance with GCP.

The testing and approval process for an NDS requires substantial time, effort and financial resources, and may take several years to complete. Data obtained from preclinical and clinical testing are not always conclusive and may be susceptible to varying interpretations, which could delay, limit or prevent regulatory approval. Health Canada may not grant approval of an NDS on a timely basis, or at all. In Canada, NDSs are subject to user fees and these fees are typically increased annually to reflect inflation.

Even if Health Canada approves a product candidate, the relevant authority may limit the approved indications for use of the product candidate, require that contraindications, warnings or precautions be included in the product labeling, including a black box warning, require that post-approval studies, including Phase 4 clinical trials, be conducted to further assess a drug’s safety after approval, require testing and surveillance programs to monitor the product after commercialization, or impose other conditions, including distribution restrictions or other risk management mechanisms.

Health Canada may prevent or limit further marketing of a product based on the results of post-marketing studies or surveillance programs. After approval, some types of changes to the approved product, such as adding new indications, manufacturing changes, and additional labeling claims, are subject to further testing requirements, notification, and regulatory authority review and approval. Further, should new safety information arise, additional testing, product labeling or regulatory notification may be required.

European Union Regulation

Regulation in the European Union

The process governing approval of medicinal products in the EU generally follows the same lines as in the United States. It entails satisfactory completion of pharmaceutical development, non-clinical studies and adequate and well-controlled clinical trials to establish the safety and efficacy of the medicinal product for each proposed indication. It also requires the submission to relevant competent authorities for clinical trials authorization and to the European Medicines Authority, or EMA, for a marketing authorization application, or MAA, and granting of a marketing authorization by these authorities before the product can be marketed and sold in the EU.

Clinical Trial Approval

Pursuant to the currently applicable Clinical Trials Directive 2001/20/EC and the Directive 2005/28/EC on cGCP, a system for the approval of clinical trials in the EU (the equivalent of the IND process in the United States) has been implemented through national legislation of the EU member states. Under this system, an applicant must obtain approval from the competent national authority of an EU member state in which the clinical trial is to be conducted or in multiple EU member states if the clinical trial is to be conducted in a number of EU member states. Furthermore, the applicant may only start a clinical trial at a specific study site after the independent ethics committee has issued a favorable opinion. The clinical trial application, or CTA, must be accompanied by an investigational medicinal product dossier with supporting information prescribed by Directive 2001/20/EC and Directive 2005/28/EC and corresponding national laws of the EU member states and further detailed in applicable guidance documents.

In April 2014, the EU adopted a new Clinical Trials Regulation (EU) No 536/2014, which is set to replace the current Clinical Trials Directive 2001/20/EC. It is expected that the new Clinical Trials Regulation will apply in 2019. It will overhaul the current system of approvals for clinical trials in the EU. Specifically, the new regulation, which will be directly applicable in all EU member states, aims at simplifying and streamlining the approval of clinical trials in the EU. For instance, the new Clinical Trials Regulation provides for a streamlined application procedure using a single entry point and strictly defined deadlines for the assessment of clinical trial applications.

Marketing Authorization

To obtain a marketing authorization for a product under the EU regulatory system (the equivalent of the NDA process in the United States), an applicant must submit an MAA, either under a centralized procedure administered by the EMA or one of the procedures administered by competent authorities in EU member states (decentralized procedure, national procedure, or mutual recognition procedure). A marketing authorization may be granted only to an applicant established in the EU. Regulation (EC) No. 1901/2006 provides that prior to obtaining a marketing authorization in the EU, an applicant must demonstrate compliance with all measures included in an EMA-approved Pediatric Investigation Plan, or PIP, covering all subsets of the pediatric population, unless the EMA has granted a product-specific waiver, class waiver, or a deferral for one or more of the measures included in the PIP.

The centralized procedure provides for the grant of a single marketing authorization by the European Commission that is valid for all EU member states. Pursuant to Regulation (EC) No. 726/2004, the centralized procedure is compulsory for specific products, including for medicines produced by certain biotechnological processes, products designated as orphan medicinal products, advanced therapy products and products with a new active substance indicated for the treatment of certain diseases, including products for the treatment of cancer. For products with a new active substance indicated for the treatment of other diseases and products that are highly innovative or for which a centralized process is in the interest of patients, the centralized procedure may be optional.

Under the centralized procedure, the Committee for Medicinal Products for Human Use, or the CHMP, established by the EMA is responsible for conducting the assessment of a product to define its risk/benefit profile. Under the centralized procedure, the maximum timeframe for the evaluation of an MAA is 210 days, excluding clock stops when additional information or written or oral explanation is to be provided by the applicant in response to questions of the CHMP. Accelerated evaluation may be granted by the CHMP in exceptional cases, when a medicinal product is of major interest from the point of view of public health and, in particular, from the viewpoint of therapeutic innovation.

If the CHMP accepts such a request, the time limit of 210 days will be reduced to 150 days, but it is possible that the CHMP may revert to the standard time limit for the centralized procedure if it determines that it is no longer appropriate to conduct an accelerated assessment.

Periods of Authorization and Renewals

A marketing authorization is valid for five years, in principle, and it may be renewed after five years on the basis of a reevaluation of the risk benefit balance by the EMA or by the competent authority of the authorizing Member State. To that end, the marketing authorization holder must provide the EMA or the competent authority with a consolidated version of the file in respect of quality, safety and efficacy, including all variations introduced since the marketing authorization was granted, at least six months before the marketing authorization ceases to be valid. Once renewed, the marketing authorization is valid for an unlimited period, unless the European Commission or the competent authority decides, on justified grounds relating to pharmacovigilance, to proceed with one additional five-year renewal period. Any authorization that is not followed by the placement of the drug on the EU market (in the case of the centralized procedure) or on the market of the authorizing Member State within three years after authorization ceases to be valid.

Regulatory Requirements after Marketing Authorization

Following approval, the holder of the marketing authorization is required to comply with a range of requirements applicable to the manufacturing, marketing, promotion and sale of the medicinal product. These include compliance with the EU’s stringent pharmacovigilance or safety reporting rules, pursuant to which post-authorization studies and additional monitoring obligations can be imposed. In addition, the manufacturing of authorized products, for which a separate manufacturer’s license is mandatory, must also be conducted in strict compliance with the EMA’s cGMP requirements and comparable requirements of other regulatory bodies in the EU, which mandate the methods, facilities and controls used in manufacturing, processing and packing of drugs to assure their safety and identity. Finally, the marketing and promotion of authorized products, including industry-sponsored continuing medical education and advertising directed toward the prescribers of drugs and/or the general public, are strictly regulated in the EU under Directive 2001/83EC, as amended.

Orphan Drug Designation and Exclusivity

Regulation (EC) No. 141/2000 and Regulation (EC) No. 847/2000 provide that a product can be designated as an orphan drug by the European Commission if its sponsor can establish: that the product is intended for the diagnosis, prevention or treatment of (1) a life-threatening or chronically debilitating condition affecting not more than five in ten thousand persons in the EU when the application is made, or (2) a life-threatening, seriously debilitating or serious and chronic condition in the EU and that without incentives it is unlikely that the marketing of the drug in the EU would generate sufficient return to justify the necessary investment. For either of these conditions, the applicant must demonstrate that there exists no satisfactory method of diagnosis, prevention, or treatment of the condition in question that has been authorized in the EU or, if such method exists, the drug has to be of significant benefit compared to products available for the condition.

An orphan drug designation provides a number of benefits, including fee reductions, regulatory assistance and the possibility to apply for a centralized EU marketing authorization. Marketing authorization for an orphan drug leads to a ten-year period of market exclusivity. During this market exclusivity period, neither the EMA nor the European Commission or the EU member states can accept an application or grant a marketing authorization for a “similar medicinal product.” A “similar medicinal product” is defined as a medicinal product containing a similar active substance or substances as contained in an authorized orphan medicinal product, and which is intended for the same therapeutic indication. The market exclusivity period for the authorized therapeutic indication may, however, be reduced to six years if, at the end of the fifth year, it is established that the product no longer meets the criteria for orphan drug designation because, for example, the product is sufficiently profitable not to justify market exclusivity.

PRC Regulation

Although, as noted elsewhere in this proxy statement/prospectus that we do not currently have operations in the PRC, as also noted, the PRC government may intervene or influence our operations in Hong Kong at any time and with no advance notice. Therefore, we include below a brief summary of material regulations that may impact our business or operations, including if we seek IP approval in the PRC. As of the date hereof, we do have an exclusive license of certain PRC patents directed to certain drug candidates.

Permission Required from the PRC Authorities

As of the date hereof, we are not required to obtain approvals from the PRC authorities to operate our business or list on the U.S. exchanges and offer or continue to offer securities; specifically, we are currently not required to obtain any permission or approval from the CSRC, the CAC or any other PRC governmental authority to operate our business or to list our securities on a U.S. securities exchange or issue securities to foreign investors. We do not believe that the laws and regulations of mainland China have any material impact on our business, financial condition or results of operations and we are not subject to the PRC government’s direct influence or discretion over the manner in which we conduct our business activities outside of the mainland China, however that can change without any advance notice to us, which could adversely impact our business and operations.

Nevertheless, we are aware that recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in mainland China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over mainland Chinese companies listed overseas using a VIE structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Since these statements and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain what potential impact such modified or new laws and regulations will have on Aptorum Group’s daily business operations, its ability to accept foreign investments and the listing of Aptorum Class A ordinary shares on a U.S. or other foreign exchange. If there is significant change to current political arrangements between mainland China and Hong Kong, the PRC government intervenes or influences operations of companies operated in Hong Kong like us, or exerts more control through change of laws and regulations over offerings conducted overseas and/or foreign investment in issuers like us, it may result in a material change in our operations and/or the value of the securities we are registering for sale or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of Aptorum Class A ordinary shares to significantly decline or become worthless. (Please see the risk factor section, “Risks Related to our Corporate Structure” and “Risks Related to Doing Business in Hong Kong” for more information).

Hong Kong Regulation

The operations of laboratory in Hong Kong are subject to certain general laws and regulations.

Waste Disposal Ordinance

The Waste Disposal Ordinance (Chapter 354 of the Laws of Hong Kong) (“WDO”) and the Waste Disposal (Clinical Waste) (General) Regulation (Chapter 354O of the Laws of Hong Kong) (the “WDR”) provide for, among others, the control and regulation of the production, storage, collection and disposal of clinical waste.

Under the WDO, clinical waste means waste consisting of any substance, matter or thing generated in connection with:

•        a dental, medical, nursing or veterinary practice;

•        any other practice, or establishment (howsoever described), that provides medical care and services for the sick, injured, infirm or those who require medical treatment;

•        dental, medical, nursing, veterinary, pathological or pharmaceutical research; or

•        a dental, medical, veterinary or pathological laboratory practice,

and which consists wholly or partly of any of the materials specified in one or more of the groups listed below:

•        used or contaminated sharps;

•        laboratory waste;

•        human and animal tissues;

•        infectious materials;

•        dressings; and

•        such other wastes as specified by the Director of the Environmental Protection Department (“EPD”) of Hong Kong.

Given the research works in our R&D Center may produce used or contaminated sharps such as syringes and needles as well as dressings, we are subject to WDO, WDR and the Code of Practice.

Rest of the World Regulation

For other countries in the world, the requirements governing the conduct of clinical trials, medical product licensing, pricing and reimbursement vary from country to country. In all cases if clinical trials are required, they must be conducted in accordance with cGCP requirements and the applicable regulatory requirements and the ethical principles having their origin in the Declaration of Helsinki.

If we fail to comply with applicable foreign regulatory requirements, we may be subject to, among other things, fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.

Property, plants and equipment

We have several operating leases for offices, laboratories and clinic. Our offices are located in London, New York and Hong Kong.

See “Facilities” above.

History and Development of the Company

Aptorum was incorporated under the laws of the Cayman Islands on September 13, 2010. As of the date hereof, our authorized share capital is $100,000,000.00 divided into 9,999,996,000,000 Aptorum Class A ordinary shares with a nominal or par value of $0.00001 each and 4,000,000 Aptorum Class B ordinary shares with a nominal or par value of $0.00001 each.

The Company now focuses all of its efforts on R&D and therefore no longer performs any therapeutic services. While the Company may commence therapeutic services in the future, as of December 31, 2024 and the date hereof, it only operates in one segment.

Aptorum is not a Chinese operating company. Aptorum is a Cayman Islands holding company with operations conducted through our subsidiaries and the variable interest entity (VIE). We have determined that we have one VIE: Libra, according to the U.S. GAAP. In accordance with ASC 810, we concluded that we are not the primary beneficiary of Libra and therefore we do not consolidate its financial statements into ours. Previously, we determined that we were the primary beneficiary of another VIE, Mios Pharmaceuticals Limited; however, Mios was dissolved in 31 October 2024 and therefore we no longer maintain any ownership over such entity. Our corporate structure is based on the equity ownership and control we have over our subsidiaries. Our corporate structure was not set up to be used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies. Foreign investment can be made directly into the VIE, however, your investments into Aptorum are made into the Cayman Islands holding company, not the VIE, and you may never own any equity into the VIE or any other subsidiary.

APTUS CAPITAL LIMITED, which has since been renamed to AENEAS CAPITAL LIMITED, was always under the direct ownership of Jurchen and not under the ownership chain of Aptorum Group. However, Aptus Asia Financial Holdings Limited (“AAFH”), which has since been renamed to Aeneas Group Limited, was transferred out of the Aptorum Group on November 10, 2017, to be held directly by Jurchen Investment Corporation and that subsequently, APTUS CAPITAL LIMITED was then transferred to be under AAFH.

On May 4, 2017, Mr. Huen transferred all of the ordinary shares in the Company he owned (in the amount of 2,230,760) to Jurchen, a company incorporated in the British Virgin Islands and wholly owned by Mr. Huen. On October 13, 2017, as part of the Conversions (as defined below) the ordinary shares held by Jurchen were redesignated as 223,076 Class A ordinary shares and 2,007,684 Class B ordinary shares.

On February 21 and March 1, 2017, the Company’s board of directors and shareholders resolved to restructure the Company from an investment fund with management shares and non-voting participating redeemable preference shares to a holding company with operating subsidiaries, respectively (the “Restructuring Plan”).

According to the Restructuring Plan, the 256,571.12 then issued participating shares with par value of $0.01 (“Participating Shares”) were redeemed and 4,743,418.88 unissued Participating Shares were cancelled; following such redemption and cancellation, we no longer have any Participating Shares authorized or issued. Additionally, the Company authorized a class of securities consisting of 10,000,000 ordinary shares, par value $10.00 per share and issued 2,565,711 ordinary shares to our original investors.

During the period March 1, 2017, through October 13, 2017, an aggregate of 220,703 ordinary shares were issued at a price of approximately $39 per share in a private placement we described as a “Series A” offering. Each investor of the Series A offering, in addition to a subscription agreement, signed a shareholder agreement, which set forth the basic governance terms of the Company, as well as our capital structure. The shareholders agreement was terminated in October 2017.

On October 13, 2017, ordinary resolutions were passed at an extraordinary general meeting of the Company approving (the “Conversions”): (i) converting 7,213,587 of authorized but unissued ordinary shares into 5,457,362 authorized but unissued Class A ordinary shares, par value of $10.00 per share and 1,756,225 authorized but unissued Class B ordinary shares, par value of $10.00 per share, respectively; (ii) converting 2,493,085 ordinary shares held by three shareholders into an aggregate of 249,309 Class A ordinary shares and 2,243,776 Class B ordinary shares; and (iii) converting 293,330 ordinary shares held by 24 shareholders into an aggregate 293,330 Class A ordinary shares. Following these issuances, we had 27 shareholders of record.

On October 19, 2017, we changed our name from APTUS Holdings Limited to our current name, Aptorum Group Limited.

On March 23, 2018, Jurchen transferred 44,615 Class A ordinary shares and 401,537 Class B ordinary shares to CGY Investments Limited, a company incorporated in Hong Kong and which we deem Mr. Darren Lui jointly controls and/or of which he has substantial influence on the disposition rights and voting rights of such shares. Following this transfer, Jurchen owns approximately 33% and 72% of Aptorum Class A ordinary shares and Class B ordinary shares, respectively.

On December 17, 2018, the Company consummated its IPO of 76,142 Class A ordinary shares. The shares were sold at a price of $158 per share, generating gross proceeds to the Company of approximately $12,030,420.

On May 26, 2021, the Company entered into a private placement shares purchase agreement with Jurchen, issuing 138,793 Class A ordinary shares, par value $10 per share, at $28.82 per share, representing a 10% premium to the last closing price of the Company’s Class A ordinary shares on the NASDAQ stock exchange on that date. The Company received aggregate gross proceeds of $4,000,000 from the purchase of these shares. Following the purchase, Mr. Huen’s total shareholding represented 55.52% of the total issued share capital of the Company.

On January 23, 2023, the Company effectuated a ten-for-one share consolidation of its authorized share capital, such that every 10 Class A ordinary shares, par value of US$1.00 per share, in the authorized share capital of the Company (including issued and unissued share capital) were consolidated into 1 Class A ordinary share, par value of US$10.00 per share, and that every 10 Class B ordinary shares, par value of US$1.00 per share in the authorized share capital of the Company (including issued and unissued share capital) were consolidated into 1 Class B ordinary share, par value of US$10.00 per share (the “Share Consolidation” or “Reverse Split”).

On February 21, 2023, the shareholders of the Company approved a merger of the Company with Aptorum Group Cayman Limited, a wholly owned subsidiary of the Company, whereby the Company was the surviving company, on the terms of the plan of merger that includes the change in par value in the authorized shares of the Company from $10 to $0.00001. In addition, among other things, the shareholders approved to increase the voting rights of the Class B ordinary shares from 10 votes per share to 100 votes per share, and to increase the number of Class A ordinary shares authorized to 9,999,996,000,000 shares, par value $0.00001 each. These corporate actions were effective as of February 21, 2023.

In June 2023, we entered into securities purchase agreements to sell $3,000,000 unsecured convertible notes to 4 investors (the “June 23 Notes”). All the June 23 Notes have been converted into an aggregate of 1,000,000 Class A ordinary shares, par value $0.00001 per share.

In September 2023, we entered into a securities purchase agreement to sell a $3,000,000 unsecured convertible note (“Sep 23 Note”) to Jurchen Investment Corporation, our largest shareholder. The Sep 23 Note is convertible into Aptorum Class A ordinary shares and have a maturity date that is 24 months from the issuance date, although upon such date the investor has the right to extend the term of the Note for twelve (12) months or more or such term subject to mutual consent. The Sep 23 Note has an interest rate of 6% per annum and a conversion price of $2.42 per share. The Sep 23 Note is secured by a first priority lien and security interest on certain shares that we own (“Collateral”). Upon our disposal of all or a portion of the Collateral, the investor has the right, to request that we prepay the then-remaining outstanding balance of the Sep 23 Note, in part or in full and we can make that payment in cash or in shares. On September 11, 2025, the parties agreed to extend the term of the Sep 2023 Note for an additional 12 months; the parties also agreed to amend the terms of the Sep 2023 Note such that Jurchen, at is sole discretion, shall be permitted to convert the Sep 2023 Note upon three days written notice.

On March 27, 2023, Aptorum entered into a non-binding Letter of Intent and Term Sheet to acquire (“2023 LOI”) 100% of URF Holding Group Limited and its underlying businesses (collectively “U Group”). However, the potential acquisition of the U Group did not occur. On March 1, 2024, we entered into an Agreement and Plan of Merger with YOOV Group Holding Limited, a company organized under the laws of British Virgin Islands (“YOOV”), pursuant to which YOOV was to become one of our wholly owned subsidiaries. However, on October 25, 2024, the parties to the Agreement and Plan of Merger entered into a termination agreement (the “Termination Agreement”), pursuant to which the parties agreed to terminate the Agreement and Plan of Merger on the date thereof, and such agreement became null and void and of no further force or effect. As further explained above, these transactions were terminated due to then-current market conditions, which neither party felts was ideal for the related transaction.

On April 8, 2024, CGY Investments Limited and DSF Investment Holdings Limited voluntarily converted 401,537 Class B ordinary shares and 45,305 Class B ordinary shares, respectively into Class A ordinary shares on a one-for-one basis. Upon conversion, 1,796,934 Class B ordinary shares were issued and outstanding, CGY Investments Limited owned 533,575 Class A ordinary shares and did not own any Class B ordinary share; and DSF Investment Holdings Limited owned 45,305 Class A ordinary shares and did not own any Class B ordinary share.

On January 2, 2025, the Company entered into a certain securities purchase agreement with certain non-affiliated institutional investors pursuant to which the Company sold 1,535,000 Class A ordinary shares of the Company, par value $0.00001 per share at a per share price of $2.00 in a registered direct offering, for gross proceeds of $3,070,000.

On October 10, 2025, the company entered into definitive agreements for the purchase and sale of 1,000,000 Class A ordinary shares at a purchase price of $2.00 per share in a registered direct offering, for gross proceeds of $2,000,000; the offering closed on October 14, 2025.

Over the past three years, we have invested approximately $0.2 million towards our principal capital expenditures, which include laboratory equipment, leasehold improvements, and other equipment.

The following diagram illustrates our corporate structure as of the date of this proxy statement/prospectus:

Aptorum Group Limited (Cayman Islands)
100%
Aptorum Therapeutics Limited (Cayman Islands)
100%
APTUS MANAGEMENT LIMITED (Hong Kong)
92%
Aptorum Medical Limited (Cayman Islands)
100%
Aptorum Group LLC (Nevada)
100%
APM Therapeutics Limited (Hong Kong)
100%
APM Health (Canada) Inc. (Canada)
100%
APM Innovations (Europe) Limited (Ireland)
100%
Aptorum Innovations Holding Limited (Cayman Islands)
75%
Aptorum Innovations Holding Pte. Ltd. (Singapore)
100%
Aptus Therapeutics (Hong Kong) Limited (Hong Kong)
100%
Aptorum UK Limited (United Kingdom)
100%
Aptorum International Limited (United Kingdom)
100%
Libra Sciences Limited (formerly known as "Aptorum Pharmaceutical Development Limited") (Cayman Islands)
100%
Mios Pharmaceuticals Limited (formerly known as "Smart Pharmaceutical Development Limited") (Cayman Islands)
100%
Videns Incorporation Limited (Cayman Islands)
90%
mTor (Hong Kong) Limited (Hong Kong)
100%
Nativus Life Sciences Limited (Cayman Islands)
100%
Scipio Life Sciences Limited (Cayman Islands)
100%
Claves Life Sciences Limited (Cayman Islands)
100%
Claves Life Sciences (Hong Kong) Limited (Hong Kong)
100%
Signate Life Sciences Limited (Cayman Islands)
100%
Signate Life Sciences (Hong Kong) Limited (Hong Kong)
80%
Acticule Life Sciences Limited (Cayman Islands)
80%
Lanither Life Sciences Limited (Cayman Islands)

Note 1:    Dr. Clark Cheng, a previous Executive Director of Aptorum Group, holds the remaining 10% shareholding of Aptorum Medical Limited.

Note 2:    Angen Funds Limited, a company designated by an investor of ALS series projects, holds the remaining 20% shareholding of Acticule Life Sciences Limited.

Note 3:    An investor of project VLS-2 holds the remaining 10% shareholding of mTor (Hong Kong) Limited.

Currently, we conduct the majority of our operations through the following subsidiaries: Aptorum Therapeutics Limited and Acticule Life Sciences Limited. All investments into our company are into the parent company, Aptorum Group Limited, a Cayman Islands exempted company with limited liability whose principal place of business is in Hong Kong; you may never hold direct equity interests in our subsidiaries or the VIEs.

In accordance with the provisions of Accounting Standards Codification (“ASC”) 810, Consolidation, we consolidate any VIE of which we are regarded as the primary beneficiary for accounting purposes. The typical condition for a controlling financial interest ownership is holding a majority of the voting interests of an entity; however, a controlling financial interest may also exist in entities, such as VIEs, through arrangements that do not involve controlling voting interests. We have determined that we have one VIE, namely, Libra, according to the U.S. GAAP. In accordance with ASC 810, we have considered Libra’s memorandum and article of association, and determined that we do not have such power over Libra’s research and development activities, which activities most significantly impact Libra’s economic performance. Accordingly, we determined that we are not regarded as the primary beneficiary of Libra for accounting purposes. Libra did not have any operations during the year ended December 31, 2024.

APTORUM’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of Company’s financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included herein.

This proxy statement/prospectus includes consolidated financial statements for the years ended December 31, 2024, 2023, and 2022. However, as permitted by Instruction 6 to Item 5 of Form 20-F, a discussion of the changes in our results of operations for the years ended December 31, 2022, and 2021 has been omitted, but may be found in “Item 5. Operating And Financial Review And Prospects” in our annual report on Form 20-F for the year ended December 31, 2022, filed with the SEC on April 28, 2023.

A. Operating Results

We are a clinical stage biopharmaceutical company dedicated to the discovery, development and commercialization of therapeutic assets to treat diseases with unmet medical needs, particularly in oncology (including orphan oncology indications) and infectious diseases.

Based on our evaluation of preliminary data and our consideration of a number of factors including substantial unmet needs, benefits over existing therapies, potential market size, competition in market, the Company decides how to prioritize its resources among projects. Overall, our rationale for selecting Lead Projects is not based on any mechanical formula or rigid selection criteria, but instead focused on a combination of the factors and individual attributes of the Lead Projects themselves.

Our goal is to develop a broad range of novel and repurposed therapeutics and diagnostics technology across a wide range of disease/therapeutic areas. Key components of our strategy for achieving this goal include:

•        Developing therapeutic and diagnostic innovations across a wide range of disease/therapeutic areas;

•        Selectively expanding our portfolio with potential products that may be able to attain orphan drug designation and/or satisfy current unmet medical needs;

•        Collaborating with leading academic institutions and CROs;

•        Expanding our in-house pharmaceutical development center;

•        Leveraging our management’s expertise, experience and commercial networks;

•        Obtaining and leveraging government grants to fund project development.

We have devoted a substantial portion of the proceeds from our offerings to our Lead Projects. Our Lead Projects are ALS-4 and SACT-1.

During the second quarter of 2023, the Company made a decision to streamline its operations by terminating clinic services and suspending non-lead R&D projects. The Company also ceased exploring potential synergies with Accelerate Technologies Pte Ltd., with whom it was working on the previously disclosed PathsDx Test. There is currently no material agreement or ongoing research associated with the PathsDx Test. The Company did not incur any research and development expenses for this program for the nine months ended September 30, 2025 and it is not material to the Company’s business operations. These measures are aimed at optimizing the allocation of its resources and focusing its efforts on advancing lead projects, which hold the most promise for commercial success and beneficial impact. This decision aligns with the Company’s commitment to enhance shareholder value and effectively drive its core objectives forward in the competitive landscape.

On March 1, 2024, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among Company, and YOOV Group Holding Limited, a BVI business company organized under the laws of British Virgin Islands (“YOOV”) to effect a merger among the parties (the “Merger”); the Company decided to pause the majority of its R&D activities to focus on the merger to ensure optimal allocation of resources and maximize shareholder value. On October 25, 2024, the Company and Yoov mutually agreed to terminate the Merger Agreement, and therefore the potential merger was abandoned. The Company will continue to explore other reverse takeover or business combination opportunities that are expected to be accretive to shareholder value.

The Company is party to a lawsuit initially filed on notice on September 3, 2024, by Karen Cheung (“Plaintiff”) in the Supreme Court of the State of New York, County of New York (“State Court Action”) (Index No. 654541/2024), which sought relief arising from (i) violations of the federal Racketeer Influenced and Corrupt Organizations Act (“RICO”), 18 § U.S.C. 1961(c), (ii)conspiracy to violate RICO, 18 U.S.C. § 1961(d), (iii) fraud, (iii) breach of fiduciary duty, (iv) negligent misrepresentation, (v) unjust enrichment, (vi) civil conspiracy and (vii) violations of the federal Securities Act of 1933, 15 § U.S.C. 77a et. seq. On December 27, 2024, the Company filed a Notice of Removal in the U.S. District Court for the Southern District of New York (Case No.1:24-cv-09969-VSB-OTW) removing the State Court Action to federal court. On December 30, 2024, the Company filed a demand for service of the complaint on the Company. Plaintiff filed and served her Complaint on the Company on February 24, 2025, alleging claims for (i) violations of RICO 18 U.S.C. § 1962(c), (ii) conspiracy to violate RICO 18 U.S.C. § 1962(d), (iii) fraud; (iv) aiding and abetting breach of fiduciary duty, (v) unjust enrichment, and (vi) civil conspiracy. Following a motion, Plaintiff was granted leave to amend her Complaint and filed a First Amended Complaint on June 2, 2025. The parties entered into a briefing schedule on the Company’s anticipated motion to dismiss (“Motion to Dismiss”), and the Company filed its opening brief on the Motion to Dismiss on July 18, 2025. Plaintiff filed her opposition to the Motion to Dismiss on September 5, 2025, and the Company’s reply in support of the Motion to Dismiss was due on October 6, 2025. The Company continues to believe that Plaintiff’s claims have no merit. As such, the Company will continue to vigorously defend against Plaintiff’s claims. At this time, it is too early to estimate the costs and expenses of defending the lawsuit.

Registered Direct Offerings

On October 10, 2025, the Company entered into certain securities purchase agreement (the “October Purchase Agreement”) with certain non-affiliated institutional investors (the “October Purchasers”) pursuant to which the Company agreed to sell (1) 1,000,000 Class A ordinary shares, and (2) in a concurrent private placement, restricted warrants to purchase an aggregate of up to 2,000,000 Ordinary Shares (the “Restricted Warrants”), for aggregate gross proceeds of approximately $2 million (the “October 2025 Offering”). The October 2025 Offering closed on October 14, 2025.

Each Restricted Warrant is exercisable immediately as of the date of issuance at an exercise price of $2.00 per Class A Ordinary Share and expires twenty-four months from the effective date of a registration statement registering for resale the Class A Ordinary Shares underlying the Restricted Warrants. The Restricted Warrants and the Class A Ordinary Shares issuable upon the exercise of the warrants are not being registered under the Securities Act and were offered pursuant to an exemption from the registration requirements of the Securities Act provided in Section 4(a)(2) of the Securities Act and/or Rule 506(b) of Regulation D.

The Company agreed in the October Purchase Agreement that it would not issue any Class A ordinary shares, or Ordinary Share Equivalents for thirty (30) calendar days following the closing of the October 2025 Offering, subject to certain exceptions.

Concurrently with the execution of the October Purchase Agreement, the officers and directors of the Company entered into lock-up agreements (the “October Lock-Up Agreement”) pursuant to which they have agreed, among other things, not to sell or dispose of any Class A ordinary shares which are or will be beneficially owned by them for thirty (30) days following the closing of the October 2025 Offering.

H.C. Wainwright & Co., LLC, acted as the exclusive placement agent (the “Placement Agent”), in connection with the October 2025 Offering. The Company agreed to pay the Placement Agent an aggregate fee equal to 7.0% of the gross proceeds raised in the October 2025 Offering. The Company will also pay the Placement Agent a management fee equal to 1.0% of the gross proceeds raised in the October 2025 Offering, $5,000 for non-accountable expenses, up to $50,000 for expenses of legal counsel and other out-of-pocket expenses and $10,000 for clearing fees all associated with the October 2025 Offering. The Company also issued the Placement Agent’s designees warrants (the “Placement Agent Warrants”) to purchase up to 60,000 Class A Ordinary Shares, at an exercise price equal to $2.50 per share. The Placement Agent Warrants are exercisable immediately upon issuance on October 10, 2025 and expire on the earlier of 24 months from the effective date of a registration statement or October 10, 2030. After deducting fees due to the Placement Agent and our estimated offering expenses, the net proceeds from the October 2025 Offering were US$1.716 million.

On January 2, 2025, the Company entered into a certain securities purchase agreement (the “Securities Purchase Agreement”) with certain non-affiliated institutional investors pursuant to which the Company sold 1,535,000 Class A ordinary shares of the Company at a per share price of $2.00 in a registered direct offering, for gross proceeds of $3,070,000.

Private Placement Offerings

Sales of convertible notes

On September 11, 2023, the Company entered into a Securities Purchase Agreement with Jurchen Investment Corporation, the largest shareholder of the Company, pursuant to which the Company sold a secured convertible note in the aggregate principal amount of $3,000,000 (the “Sep 2023 Notes”). The Sep 2023 Notes are convertible into the Company’s Class A ordinary shares and have a maturity date that is 24 months from the issuance date, although upon such date the investor has the right to extend the term of the Sep 2023 Note for twelve (12) months or more or such term subject to mutual consent. The Sep 2023 Notes have an interest rate of 6% per annum and a conversion price of $2.42 per share. The Company has the right to repay the principal amount of the Sep 2023 Notes, but in the case of such prepayment it must be paid in cash, unless otherwise agreed by both parties. The Sep 2023 Note is secured by a first priority lien and security interest on certain shares that the Company owns (“Collateral”). Upon the Company’s disposal of all or a portion of the Collateral, the investor has the right, to request that the Company prepay the then-remaining outstanding balance of the Sep 2023 Note, in part or in full and the Company can make that payment in cash or in shares. The principal outstanding amount as of the date hereof is $3,000,000. On September 11, 2025, the parties agreed to extend the term of the Sep 2023 Note for an additional 12 months; the parties also agreed to amend the terms of the Sep 2023 Note such that Jurchen, at is sole discretion, shall be permitted to convert the Sep 2023 Note upon three days written notice.

Merger with DiamiR Biosciences Corp.

On July 14, 2025, the Company and DiamiR Biosciences Corp., a Delaware corporation (“DiamiR”), entered into an Agreement and Plan of Merger on July 14, 2025, (the “Merger Agreement”), pursuant to which, among other matters, Aptorum will form a direct, wholly owned subsidiary in the state of Delaware (“Merger Sub”), which will merge with and into DiamiR, with DiamiR surviving as a wholly owned subsidiary of Aptorum, and the surviving corporation of the merger with the Merger Sub (the “Merger”). Aptorum following the Merger is referred to herein as the “Combined Company.”

Concurrently with the execution of the Merger Agreement, DiamiR and Aptorum Therapeutics Limited, a wholly owned subsidiary of the Company (“Aptorum Therapeutics”), entered into a management services agreement, pursuant to which, Aptorum Therapeutics shall pay a monthly service fee and reimburse expenses to DiamiR in exchange for the officers and employees of DiamiR providing services to Aptorum Therapeutics to develop a diagnostic test for early detection and monitoring of progression of glioblastoma until the earlier of the closing of the Merger or December 31, 2025. In addition, concurrently with the execution of the Merger Agreement, DiamiR, DiamiR LLC, a wholly owned subsidiary of DiamiR, the Company and Aptorum Therapeutics entered into an intellectual property license agreement (“Licensing Agreement”), pursuant to which DiamiR and DiamiR LLC shall license on a non-exclusive basis their respective intellectual properties to Aptorum Therapeutics in exchange for upfront and periodic payments and royalties until the earlier of the closing of the Merger or December 31, 2025. As the parties continue to work towards satisfying the closing conditions for the Merger, they agreed to extend the December 31, 2025 termination date of the Merger Agreement and other related agreements to March 31, 2026. The parties signed an amendment to the Management Services Agreement reflecting the extended term (the “Amendment”); the Amendment also increased the monthly Management Service Fee to $105,000 per month. Ian Huen, Aptorum’s Chairman and Chief Executive Officer, who beneficially owns approximately 87% of the Company’s total voting power, signed a voting and support agreement simultaneously with the execution of the Merger Agreement, pursuant to which he agreed to vote in favor of the transactions contemplated in the Merger Agreement. Upon closing, Aptorum and certain stockholders of DiamiR, who collectively own 84.9% of DiamiR’s outstanding shares, will sign a stockholders agreement (“Stockholders Agreement”), which will be effective so long as the stockholders of DiamiR beneficially own, in the aggregate, a number of shares of common stock of the Combined Company equal to at least 25% of the then outstanding shares of the Combined Company (such beneficial ownership, the “DiamiR Stockholders Beneficial Ownership”; such period, the “Appointment Period”). The parties agree that, during the Appointment Period, they will take all necessary actions to cause the number of directors at the Board of the Combined Company to be fixed at five (5). In addition, Kira S. Sheinerman, the co-founder and a stockholder of DiamiR, and her affiliates (“DiamiR Primary Stockholder Parties”) will have the right to appoint two (2) designees (each designee, the “Primary Stockholder Designee”, collectively, the “Primary Stockholder Designees”) for nomination and election to the Board of Combined Company, and at least one (1) designee shall satisfy the independence requirements of Rule 5605(c)(2)(A) of the Nasdaq listing rules, provided that the DiamiR Stockholders Beneficial Ownership is not less than 36%, and the DiamiR Primary Stockholder Parties will have the right to appoint one (1)

director nominee to the Board of Combined Company, provided that the DiamiR Stockholders Beneficial Ownership is no less than 25%. For the election of directors of the Combined Company: (1) each stockholder of DiamiR, who is a party to the Stockholders Agreement, will agree to vote all of its shares of the Combined Company in favor of each Primary Stockholder Designee; (2) with respect to the election of nominees who are not Primary Stockholder Designees, (a) until Aptorum’s 2027 annual stockholders meeting (the “2027 Meeting”), each stockholder of DiamiR will agree to vote all of its shares of the Combined Company in accordance with the recommendations of the nominating and governance committee of the Board of the Combined Company; and (b) beginning at the 2027 Meeting and at each annual meeting thereafter: (i) each stockholder of DiamiR, who is a party to the Stockholders Agreement, may vote, in its sole discretion, all of its shares of the Combined Company in favor of one additional nominee who is not an Primary Stockholder Designee; provided that if the number of directors constituting the Board of the Combined Company is increased above five (5), then the number of additional nominees (i) shall automatically increase by such number of additional directors (each such additional nominee or nominees, as applicable, an “Primary Stockholder Nominee”); and (ii) with respect to any uncontested election of a nominee who is not a Primary Stockholder Designee or a Primary Stockholder Nominee, each Stockholder shall vote its shares of the Combined Company in the same manner as, and in the same proportion to, all shares voted by stockholders of the Combined Company, excluding the votes or actions of the stockholders of DiamiR with respect to its shares of the Combined Company. For all other proposals or resolutions to be voted on by the stockholders of the Combined Company, each stockholder of DiamiR, who is a party to the Stockholders Agreement, may vote all of its shares of the Combined Company in its sole discretion. In addition, DiamiR will appoint Alidad Mireskandari as a non-voting observer (the “Observer”) to the Board of Combined Company upon closing of the DiamiR Merger until the earliest of (i) two (2) years from the date thereof, (ii) the Observer’s death, disability, retirement or resignation or (iii) such time as may be determined by a majority of the directors of Combined Company who are Primary Stockholder Designees. Furthermore, so long as the DiamiR Stockholder Beneficial Ownership is no less than 25%, the Combined Company should obtain prior written approval from the DiamiR Primary Stockholder Parties for certain significant corporate actions, including but not limited to (i) voluntary dissolution, winding up or bankruptcy of the Combined Company or any significant subsidiary of it; (ii) issuance of common stock or securities convertible into the shares of common stock representing more than 10% of the outstanding shares of the Combined Company in a six-month period; (iii) any amendment to the governing documents of the Combined Company that will adversely affect the Primary Stockholder Designee, or the Combined Company’s ability to fulfill its obligations under the Stockholders Agreement; (iv) any acquisition, sale of assets, merger, amalgamation nor consolidation transactions; and (v) replacement of the Chief Executive Officer or Chief Financial Officer of the Combined Company.

If, at any time that the DiamiR Stockholder Beneficial Ownership is less than 25%, the Primary Stockholder Parties shall no longer have any right to designate any nominee for election to the Board of the Combined Company, or have the right to veto on the significant corporate actions as set forth in the Stockholders Agreement.

Immediately prior to the closing of the Merger, Aptorum will transfer by way of continuation to and domesticate as a Delaware corporation (the “Domestication”; the Company immediately following the Domestication and prior to the closing of Merger, “Aptorum Delaware”). In connection with the Domestication, each then issued and outstanding Class A ordinary share of Aptorum will convert automatically, on a one-for-one basis, into a share of common stock of Aptorum Delaware, and each then issued and outstanding Class B ordinary share of Aptorum will convert automatically into a share of common stock of Aptorum Delaware and a share of non-voting and non-convertible Series A preferred stock of Aptorum Delaware.

At the effective time of the Merger (the “Effective Time”), each then-outstanding share of DiamiR’s common stock, other than dissenting shares, will be converted into a number of shares of Aptorum Delaware common stock equal to the Conversion Ratio described in more detail in the section titled “The Merger Agreement-Conversion Ratio” (the “Conversion Ratio”). Immediately following the closing of the Merger, stockholders of DiamiR and existing Aptorum shareholders will own approximately 70% and 30%, respectively, of the outstanding shares of the Combined Company.

The Merger Agreement contains customary representations and warranties of the parties thereto, as well as certain covenants governing the conduct of each parties respective business between the date of the Merger Agreement and the Closing or the earlier termination of the Merger Agreement. The Merger Agreement also includes customary closing conditions, including shareholder approval of certain matters related to the Merger and Aptorum maintaining a certain amount of cash balance and working capital.

The Merger Agreement contains customary representations and warranties and agreements and obligations, conditions to closing and termination provisions. The foregoing descriptions of terms and conditions of the Merger Agreement, Management Services Agreement, Intellectual Property License Agreement, voting and Support Agreement and Stockholders Agreement do not purport to be complete and are qualified in their entirety by the full text of the form of the such documents which are attached hereto as exhibits.

About DiamiR

DiamiR was incorporated in Delaware on June 16, 2014, and primarily operates through its wholly owned subsidiary, DiamiR, LLC, which was incorporated as a limited liability company in Delaware on September 17, 2009. DiamiR is a molecular diagnostics company focused on developing and commercializing minimally invasive tests for early detection and monitoring of neurodegenerative diseases, such as mild cognitive impairment and Alzheimer’s disease, rare neurodevelopmental diseases, such as Rett syndrome, other brain health disorders, and cancer. The proprietary platform technology developed at DiamiR and protected by over 50 issued patents is based on quantitative analysis of organ-enriched microRNAs detectable in blood plasma. In addition to blood-based microRNA panels, as part of its biopharma services DiamiR‘s CLIA/CAP-certified laboratory offers protein and genetic biomarker analyses for screening, patient stratification, disease and treatment monitoring.

Factors Affecting our Results of Operations

Research and Development Expenses

We believe our ability to successfully develop innovative drug candidates will be the primary factor affecting our long-term competitiveness, as well as our future growth and development. Creating high quality global first-in-class or best-in-class drug candidates requires significant investment of resources over a prolonged period of time. As a result of this commitment, our pipeline of drug candidates has been steadily advancing.

Our drug candidates are still in development, and we have incurred and will continue to incur significant research and development costs for pre-clinical studies and clinical trials. We expect that our research and development expenses may significantly increase in future periods in line with the advancement and expansion of the development of our drug candidates.

We have been able to fund the research and development expenses for our drug candidates through a range of sources, including the proceeds raised from our public offering and follow-on offerings on Nasdaq, private placement to other investors and line of credit facilities from shareholders, related parties and banks.

This diversified approach to funding allows us to not depend on any one method of funding for our research and development activities, thereby reducing the risk that sufficient financing will be unavailable as we continue to accelerate the development of our drug candidates.

Research and development expenses include:

•        employee and consultant compensation related expenses, including salaries, benefits and share based compensation expenses;

•        expenses incurred for payments to CROs, investigators and clinical trial sites that conduct our clinical studies;

•        the cost of acquiring IP rights which did not meet the criteria of capitalization under the U.S. GAAP;

•        cost associated with sponsored research programs with various universities and research institutions

•        facilities, depreciation, and other expenses, which include office leases and other overhead expenses; and

•        costs associated with patent applications.

Research and development expenses incurred totaled $38,185, $2.2 million, $5.2 million, and $9.2 million for the nine months ended September 30, 2025 and the years ended December 31, 2024, 2023 and 2022, respectively, representing approximately 3.8%, 55.7%, 46.6%, and 49.0% of our total operating expenses for the respective period.

RESULTS OF OPERATIONS

For the nine months ended September 30, 2025 and 2024

The following table summarizes our results of operations for the nine months ended September 30, 2025 and 2024.

	For the nine months ended September 30,
	2025	2024
	(Unaudited)	(Unaudited)
Operating expenses
Costs of healthcare services	—	—
Research and development expenses	(261,168)	(2,479,627)
General and administrative fees	(361,342)	(570,663)
Legal and professional fees	(656,865)	(443,521)
Other operating income (expenses)	286,978	(67,086)
Total operating expenses	(992,397)	(3,560,897)

Other (expenses) income
Sundry income	—	286,946
Loss on disposal of subsidiaries	—	(4,271)
Interest expense, net	(73,493)	(109,168)
Total other (expenses) income, net	(73,493)	173,507

Net loss	$(1,065,890)	$(3,387,390)
Less: net loss attributable to non-controlling interests	(10,115)	(39,484)

Net loss attributable to Aptorum Group Limited	$(1,055,775)	$(3,347,906)

Revenue and cost

There was no revenue and cost for both period due to reallocate resources towards the development of the Company’s leading projects.

Research and development expenses

Research and development expenses comprised of costs incurred related to research and development activities, including payroll expenses to our research and development staff, service fees to our consultants, advisory and contracted research organization, depreciation of laboratory equipment and amortization of licensed patents, sponsored research programs with various universities and research institutions and costs in acquiring IP rights which did not meet the criteria of capitalization under the U.S. GAAP. The following table sets forth a summary of our research and development expenses for the nine months ended September 30, 2025 and 2024. During the period ended 30 September 2025, we determined it was best to focus all of our attention and resources on completing the Merger and therefore paused the majority of our R&D activities during that time, and we determined that searching for other business combination opportunities could maximize shareholder value, and our R&D activities remain suspended.

	For the nine months ended September 30,
	2025	2024
	(Unaudited)	(Unaudited)
Research and Development Expenses:
Amortization and depreciation	$—	$376,913
Consultation	222,983	107,692
Milestones payment	—	60,659
Sponsored research	—	34,948
Contracted research organizations	—	166,972
Other R&D expenses	38,185	32,962
Impairment loss on long-lived assets	—	1,699,481
Total Research and Development Expenses	261,168	2,479,627

	For the nine months ended September 30,
	2025	2024
	(Unaudited)	(Unaudited)
R&D expenses by projects
ALS-4	$4,301	$1,879,257
SACT-1	33,884	161,539
PathsDx	—	153,957
Other projects	222,983	284,874
Total	$261,168	$2,479,627

General and administrative fees

The following table sets forth a summary of our general and administrative fees for the nine months ended September 30, 2025 and 2024. The decrease in general and administrative expenses was primarily attributable to the streamlining of our operations to focus on preparation for the Merger, which has since been abandoned.

	For the nine months ended September 30,
	2025	2024
	(Unaudited)	(Unaudited)
General and Administrative Fees:
Insurance	$161,436	$270,705
Rent and rates	94,665	106,039
Payroll expenses	19,057	88,962
Amortization and depreciation	—	3,480
Travelling expenses	1,365	205
Other expenses, net	84,819	101,272
Total General and Administrative Fees	361,342	570,663

Legal and professional fees

For the nine months ended September 30, 2025 and 2024, the legal and professional fees were $656,865 and $443,521, respectively. The increase in legal and professional fees was primarily attributed to the non-routine activities such as potential merger activity that were present in the same period last year. Such non-routine exercises in the current period have resulted in an increase in legal and professional fees.

Other operating income (expenses)

For the nine months ended September 30, 2025 other operating income of $286,978 mainly represent the exchange gain arising on change in foreign exchange rate.

Other (expenses) income

The following table sets forth a summary of other (expenses) income for the nine months ended September 30, 2025 and 2024.

	For the nine months ended September 30,
	2025	2024
	(Unaudited)	(Unaudited)
Other (expenses) income:
Interest expense, net	(73,493)	(109,168)
Loss on disposal of subsidiaries	—	(4,271)
Sundry income	—	286,946
Total other (expenses) income, net	(73,493)	173,507

Net loss attributable to Aptorum Group Limited

For the nine months ended September 30, 2025 and 2024, net loss attributable to Aptorum Group Limited (excluding net loss attributable to non-controlling interests) was $1,055,775 and $3,347,906, respectively.

LIQUIDITY AND CAPITAL RESOURCES

The Group reported a net loss of $1,065,890, deficit of 1,921,942 and net operating cash outflow of $1,300,827 for the nine months ended September 30, 2025. In addition, the Group had an accumulated deficit of $73,485,303 as of September 30, 2025. The Group’s operating results for future periods are subject to numerous uncertainties and it is uncertain if the Group will be able to reduce or eliminate its net losses for the foreseeable future. If management is not able to generate significant revenues from its product candidates currently in development, the Group may not be able to achieve profitability. Successful transition to attaining profitable operations is dependent upon achieving a level of revenues adequate to support the Company’s cost structure. In connection with the Company’s assessment of going concern considerations in accordance with Financial Accounting Standard Board’s Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” management has determined that these conditions raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that these financial statements are issued.

If the Group is unable to generate sufficient funds to finance the working capital requirements of the Group within the normal operating cycle of a twelve-month period from the date of these financial statements are issued, the Group may have to consider supplementing its available sources of funds through the following sources:

•        other available sources of financing from banks and other financial institutions or private lender; and

•        equity financing.

The Company can make no assurances that required financings will be available for the amounts needed, or on terms commercially acceptable to the Company, if at all. If one or all of these events does not occur or subsequent capital raises are insufficient to bridge financial and liquidity shortfall, there would likely be a material adverse effect on the Company and would materially adversely affect its ability to continue as a going concern.

The accompanying unaudited condensed consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Accordingly, the unaudited condensed consolidated financial statements have been prepared on a basis that assumes the Group will continue as a going concern and which contemplates the realization of assets and satisfaction of liabilities and commitments in the ordinary course of business.

CONTRACTUAL OBLIGATIONS

The following table sets forth our contractual obligations as of September 30, 2025.

	Payment Due by Period (Unaudited)
	Total	less than one year	One to three years	Three to five years
	US$	US$	US$	US$
Operating lease commitments	50,972	50,972	—	—
Debt obligations	3,374,500	3,374,500	—	—
Total	3,425,472	3,425,472	—	—

Operating lease commitments

We have an operating lease for laboratory. Operating lease commitments reflect our obligation to make payments under the operating lease.

Debt obligations

Debt obligations reflect outstanding principal and accrued interest payable to Jurchen Investment Corporation, the largest shareholder of the Company, pursuant to a convertible note arrangement. This instrument features a conversion option at a price of $2.42 per share into the Company’s Class A Ordinary Shares. It carries a two-year maturity from the date of issuance and bears an annual interest rate of 6%.

The Group can access up to a total $12 million under a line of credit offered by Aeneas Group Limited. The line of credit was originally mature on August 12, 2022. The Group and Aeneas Group Limited has mutually agreed to extend the line of credit arrangement further 3 years to August 12, 2025, and the respective credit line has been extended further to August 2026. The interest on the outstanding principal indebtedness is at the rate of 8% per annum. The Group may early repay, in whole or in part, the principal indebtedness and all interest accrued at any time prior to the maturity date without the prior written consent of the lender and without payment of any premium or penalty.

CONTINGENT PAYMENT OBLIGATIONS

As of September 30, 2025, we do not have any non-cancellable purchase commitments.

The Group has contingency payment obligations under each of the license agreements, such as milestone payments, royalties, research and development funding, if certain condition or milestone is met.

Milestone payments are to be made upon achievements of certain conditions, such as Investigational New Drugs (“IND”) filing or U.S. Food and Drug Administration (“FDA”) approval, first commercial sale of the licensed products, or other achievements. The aggregate amount of the milestone payments that we are required to pay up to different achievements of conditions and milestones for all the license agreements signed as of September 30, 2025 are as below:

Amount
(unaudited)
Drug molecules: up to the conditions and milestones of
From entering phase 1 to before first commercial sale	920,000
First commercial sale	800,000
Net sales amount more than certain threshold in a year	7,000,000
Subtotal	$8,720,000

For the nine months ended September 30, 2025 and 2024, the Group incurred $nil and $60,659 milestone payments respectively. For the nine months ended September 30, 2025 and 2024, the Group did not incur any royalties or research and development funding.

CONDENSED SUMMARY OF OUR CASH FLOWS

	Nine months ended September 30, 2025	Nine months ended September 30, 2024
	(Unaudited)	(Unaudited)
Net cash used in operating activities	$(1,300,827)	$(1,309,380)
Net cash provided by investing activities	—	58,621
Net cash provided by financing activities	2,699,200	—
Net increase (decrease) in cash and restricted cash	$1,398,373	$(1,250,759)

For the nine months ended September 30, 2025 and 2024

Operating activities

Net cash used in operating activities amounted to $1.3 million for both the nine months ended September 30, 2025 and 2024. The net cash used in operating activities declined due to the implementation of stringent budgetary control measures, as a result of the Company’s exclusive emphasis on the previously anticipated Merger.

Investing activities

Net cash provided by investing activities amounted to nil and $0.1 million for the nine months ended September 30, 2025 and 2024, respectively. The decrease in net cash provided by investing activities was due to the decrease in proceed from disposal of fixed assets.

Financing activities

Net cash provided by financing activities amounted to 2.7milliom and nil for the nine months ended September 30, 2025 and 2024, respectively. The increase in net cash inflow from financing activities is attributed to the placing of shares during the period.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth above is subject to adjustments that may be identified when audit work is performed on the Company’s year-end financial statements, which could result in significant differences from this unaudited financial information.

Results of Operations for the Years ended December 31, 2024, and 2023

During the second quarter of 2023, the Company decided to streamline its operations by terminating clinic services and suspending non-lead R&D projects. This measure is aimed at optimizing the allocation of our resources and focusing our efforts on advancing our lead projects, which hold the most promise for commercial success and beneficial impact. This decision aligns with our commitment to enhance shareholder value and effectively drive our core objectives forward in the competitive landscape.

The following table summarizes our results of operations for the years ended December 31, 2024, and 2023.

	Year Ended December 31, 2024	Year Ended December 31, 2023
Revenue
Healthcare services income	$—	$431,378

Operating expenses
Cost of healthcare services	—	(420,812)
Research and development expenses	(2,195,161)	(5,198,329)
General and administrative fees	(669,486)	(1,930,637)
Legal and professional fees	(803,285)	(2,538,161)
Other operating expenses	(272,609)	(1,067,690)
Total expenses	(3,940,541)	(11,155,629)
Other (expense) income, net
Loss on investments in marketable securities, net	—	(9,266)
Unrealized gain from fair value change of the long-term investments, net	—	6,431,088
Impairment loss of long-term investment	(1,000,000)	(77,200)
Interest expense, net	(146,924)	(121,145)
Gain on disposal of subsidiaries	703	—
Government subsidies	928,461	123,015
Sundry income	564	36,784
Total other (expense) income, net	(217,196)	6,383,276
Net loss	(4,157,737)	(4,340,975)

Revenue

Healthcare services income was $nil and $431,378 for the years ended December 31, 2024, and 2023, which related to the service income derived from clinic. The decline in healthcare services income was attributed to the strategic decision to suspend clinic services in the second quarter of 2023. This was done to reallocate resources towards the development of the Company’s leading projects.

Cost of healthcare services

Cost of healthcare services was $nil and $420,812 for the years ended December 31, 2024, and 2023, which related to the cost incurred by clinic. The decline in cost of healthcare services was attributed to the strategic decision to suspend clinic services in the second quarter of 2023.

Research and development expenses

The following table sets forth a summary of our research and development expenses for the years ended December 31, 2024, and 2023. In the fourth quarter of fiscal 2024 we determined that searching for other business combination opportunities could maximize shareholder value, and R&D focused on non-lead products remain suspended.

	Year Ended December 31, 2024	Year Ended December 31, 2023
Research and Development Expenses:
Contracted research organizations services	$166,972	$1,387,534
Sponsored research	39,972	17,149
Amortization and depreciation	251,567	1,071,455
Consultation	44,872	1,207,188
Loss on impairments of an intangible asset	128,128	519,497
Impairment of properties, plant and equipment	1,421,782	—
Payroll expenses	—	363,139
Other R&D expenses	141,868	632,367
Total Research and Development Expenses	$2,195,161	$5,198,329

General and administrative fees

The following table sets forth a summary of our general and administrative expenses for the years ended December 31, 2024, and 2023. The decrease in general and administrative fees was primarily attributable to the streamlining of our operations to focus on preparation for the Yoov Merger, which has since been abandoned.

	Year Ended December 31, 2024	Year Ended December 31, 2023
General and Administrative Fees:
Payroll expenses	$208,348	$893,437
Rent and rates	97,253	213,701
Travelling expenses	205	59,874
Amortization and depreciation	3,480	53,799
Insurance	335,616	474,746
Advertising and marketing expenses	—	48,982
Write-off of prepayment and other receivables	9,782	—
Other expenses	14,802	186,098
Total General and Administrative Fees	$669,486	$1,930,637

Legal and professional fees

For the years ended December 31, 2024, and 2023, the legal and professional fees were $803,285 and $2,538,161, respectively. The decrease in legal and professional fees was primarily attributed to the lack of non-routine activities that were present in the same period last year, such as the implementation of reverse stock split, and amendments to the memorandum and articles of association. The absence of such non-routine exercises in the current period has resulted in a decrease in legal and professional fees.

Other operating expenses

For the years ended December 31, 2024, and 2023, the other operating expenses was $272,609 and $1,067,690, respectively. The decrease in other operating expenses was primarily due to the decrease in impairment loss of long-lived assets since the majority of long-lived assets were impaired in prior year and no such large impairment in current year.

Other (expense) income, net

For the years ended December 31, 2024, and 2023, the other expense, net, was $217,196 and other income, net, was $6,383,276, respectively. The changes from other income in 2023 to other expense in 2024 was mainly due to there was a one-off unrealized gain from fair value change of the long-term investments, amounted to $6.4 million in prior year, which there are no such gain in current year.

Net loss attributable to the Company

For the years ended December 31, 2024, and 2023, net loss attributable to the Company (excluding net loss attributable to non-controlling interests) was $4,267,806 and $2,824,647, respectively.

Results of Operations for the Years ended December 31, 2023, and 2022

During the second quarter of 2023, the Company made a decision to streamline its operations by terminating clinic services and suspending non-lead R&D projects. This measure is aimed at optimizing the allocation of our resources and focusing our efforts on advancing our lead projects, which hold the most promise for commercial success and beneficial impact. This decision aligns with our commitment to enhance shareholder value and effectively drive our core objectives forward in the competitive landscape.

The following table summarizes our results of operations for the years ended December 31, 2023, and 2022.

	Year Ended December 31, 2023	Year Ended December 31, 2022
Revenue
Healthcare services income	$431,378	$1,295,889

Operating expenses
Cost of healthcare services	(420,812)	(1,215,824)
Research and development expenses	(5,198,329)	(9,219,595)
General and administrative fees	(1,930,637)	(5,220,405)
Legal and professional fees	(2,538,161)	(2,888,140)
Other operating expenses	(1,067,690)	(261,038)
Total expenses	(11,155,629)	(18,805,002)

Other income, net
Loss on investments in marketable securities, net	(9,266)	(134,134)
Unrealized gain from fair value change of the long-term investments, net	6,431,088	6,108,872
Impairment loss of long-term investment	(77,200)	(520,821)
Interest (expense) income, net	(121,145)	146,588
Government subsidies	123,015	335,499
Sundry income	36,784	48,007
Total other income, net	6,383,276	5,984,011
Net loss	(4,340,975)	(11,525,102)

Revenue

Healthcare services income was $431,378 and $1,295,889 for the years ended December 31, 2023, and 2022, which related to the service income derived from clinic. The decline in healthcare services income was attributed primarily to the decision to terminate clinic services in the second quarter of 2023. This was done to reallocate resources towards the development of the Company’s leading projects.

Cost of healthcare services

Cost of healthcare services was $420,812 and $1,215,824 for the years ended December 31, 2023, and 2022, which related to the cost incurred by clinic. The decline in cost of healthcare services was aligned with the decline in revenue when compared to last period.

Research and development expenses

The following table sets forth a summary of our research and development expenses for the years ended December 31, 2023, and 2022. As a consequence of exclusive emphasis on its lead projects and suspension of non-lead projects, there was a notable decrease in the utilization of external consultants and full impairment of patents related to these non-lead projects. Moreover, the payroll expenses for research and development staff decreased as a result of the reversal of deferred cash bonus payables to employees and consultants, and reduction of employees during current period. The reversal was due to the Group’s agreements with employees and consultants to discharge the Group’s obligation to settle their outstanding deferred cash bonus payables from previous years in exchange of fully vested ordinary shares.

	Year Ended December 31, 2023	Year Ended December 31, 2022
Research and Development Expenses:
Payroll expenses	$363,139	$1,305,363
Contracted research organizations services	1,387,534	1,709,927
Sponsored research	17,149	17,061
Amortization and depreciation	1,071,455	1,064,012
Consultation	1,207,188	4,423,963
Loss on disposal and impairments of an intangible asset	519,497	205,189
Other R&D expenses	632,367	494,080
Total Research and Development Expenses	$5,198,329	$9,219,595

General and administrative fees

The following table sets forth a summary of our general and administrative expenses for the years ended December 31, 2023, and 2022. The decrease in general and administrative fees was primary due to the reversal of deferred cash bonus payables to employees and reduction of employees during current period. The reversal was due to the Group’s agreements with employees to discharge the Group’s obligation to settle their outstanding deferred cash bonus payables from previous years in exchange of fully vested ordinary shares.

	Year Ended December 31, 2023	Year Ended December 31, 2022
General and Administrative Fees:
Payroll expenses	$893,437	$3,793,367
Rent and rates	213,701	265,558
Travelling expenses	59,874	158,357
Amortization and depreciation	53,799	143,498
Insurance	474,746	546,675
Advertising and marketing expenses	48,982	98,082
Other expenses	186,098	214,868
Total General and Administrative Fees	$1,930,637	$5,220,405

Legal and professional fees

For the years ended December 31, 2023, and 2022, the legal and professional fees were $2,538,161 and $2,888,140, respectively. The decrease in legal and professional fees was mainly due to less consulting services engaged during 2023 as a consequence of exclusive emphasis on its lead projects and suspension of non-lead projects.

Other operating expenses

For the years ended December 31, 2023, and 2022, the other operating expenses was $1,067,690 and $261,038, respectively. The increase in other operating expenses was primarily due to impairment losses of long-lived assets during current period, such as right-of-use assets, which resulted from the decision to terminate clinic services in the second quarter of 2023, and allowance of credit losses for amount due from related parties, which results from the decision to suspend non-lead projects owned by the related party.

Other income, net

For the years ended December 31, 2023, and 2022, the other income, net was $6,383,276 and $5,984,011, respectively. The increase in other income, net was mainly due to the increase in unrealized gain from fair value change of the long-term investments, net.

Net loss attributable to Aptorum Group Limited

For the years ended December 31, 2023, and 2022, net loss attributable to Aptorum Group Limited (excluding net loss attributable to non-controlling interests) was $2,824,647 and $9,799,560, respectively.

B. Liquidity and capital resources

The Group reported a net loss of $4,157,737 and net operating cash outflow of $1,189,734 for the year ended December 31, 2024. In addition, the Group had an accumulated deficit of $72,429,528 as of December 31, 2024. On January 2, 2025, the Group entered into a certain securities purchase agreement with certain non-affiliated institutional investors pursuant to which the Group sold 1,535,000 Class A ordinary shares of the Group, par value $0.00001 per share at a per share price of $2.00 in a registered direct offering, for gross proceeds of $3,070,000. The Group’s operating results for future periods are subject to numerous uncertainties and it is uncertain if the Group will be able to reduce or eliminate its net losses for the foreseeable future. If management is not able to generate significant revenues from its product candidates currently in development, the Group may not be able to achieve profitability. Successful transition to attaining profitable operations is dependent upon achieving a level of revenues adequate to support the Company’s cost structure. In connection with the Company’s assessment of going concern considerations in accordance with Financial Accounting Standard Board’s Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” management has determined that these conditions raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that these consolidated financial statements are issued.

If the Group is unable to generate sufficient funds to finance the working capital requirements of the Group within the normal operating cycle of a twelve-month period from the date of these consolidated financial statements are issued, the Group may have to consider supplementing its available sources of funds through the following sources:

•        other available sources of financing from banks and other financial institutions or private lender; and

•        equity financing.

The Company can make no assurances that required financings will be available for the amounts needed, or on terms commercially acceptable to the Company, if at all. If one or all of these events does not occur or subsequent capital raises are insufficient to bridge financial and liquidity shortfall, there would likely be a material adverse effect on the Company and would materially adversely affect its ability to continue as a going concern.

The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Accordingly, the consolidated financial statements have been prepared on a basis that assumes the Group will continue as a going concern and which contemplates the realization of assets and satisfaction of liabilities and commitments in the ordinary course of business.

Condensed Summary of Cash Flows for the Years Ended December 31, 2024, and 2023

	Year Ended December 31, 2024	Year Ended December 31, 2023
Net cash used in operating activities	$(1,189,734)	$(7,724,364)
Net cash provided by investing activities	58,621	624,767
Net cash provided by financing activities	—	4,092,068
Net decrease in cash and cash equivalents	(1,131,113)	(3,007,529)

Operating activities

Net cash used in operating activities amounted to $1.2 million and $7.7 million for the years ended December 31, 2024, and 2023. The net cash used in operating activities declined due to the implementation of stringent budgetary control measures, as a result of the Company’s exclusive emphasis on the previously anticipated Merger.

Investing activities

Net cash used in investing activities amounted to $0.1 million and $0.6 million for the years ended December 31, 2024, and 2023. The decrease in net cash provided by investing activities was due to the decrease in cash received from related parties for loan repayment by $0.6 million; the related parties are entities controlled by Ian Huen, Chief Executive Officer and executive director of the Company.

Financing activities

Net cash provided by financing activities amounted to $nil and $4.1 million for the year ended December 31, 2024, and 2023. The decrease in net cash inflow from financing activities is attributed to the absence of financing activities during the period, as the Company was solely focused on the previously anticipated Merger.

Condensed Summary of Cash Flows for the Years Ended December 31, 2023 and 2022

	Year Ended December 31, 2023	Year Ended December 31, 2022
Net cash used in operating activities	$(7,724,364)	$(12,318,965)
Net cash provided by investing activities	624,767	2,444,896
Net cash provided by financing activities	4,092,068	6,625,462
Net decrease in cash and cash equivalents and restricted cash	(3,007,529)	(3,248,607)

Operating activities

Net cash used in operating activities amounted to $7.7 million and $12.3 million for the years ended December 31, 2023, and 2022. The net cash used in operating activities declined due to the implementation of stringent budgetary control measures, as a result of the Company’s exclusive emphasis on its lead projects.

Investing activities

Net cash provided by investing activities amounted to $0.6 million and $2.4 million for the years ended December 31, 2023 and 2022. The decrease in net cash provided by investing activities was due to the decrease in net cash repayment from loan to related parties by $2.1 million, which was partially mitigated by a $0.2 million decrease in capital expenditures.

Financing activities

Net cash provided by financing activities amounted to $4.1 million and $6.6 million for the year ended December 31, 2023 and 2022. The decrease in net cash inflow from financing activities was primarily a result of the repayment of a bank loan in the amount of $3.0 million and decrease in loan from bank of $3.0 million, partially mitigated by a $2.0 million increase in loan from a related party, and a $1.6 million increase in proceeds from issuance of Class A ordinary shares.

CAPITAL EXPENDITURES

Our capital expenditures were $nil, $3,000 and $0.2 million for the years ended December 31, 2024, 2023 and 2022, respectively. These capital expenditures were incurred primarily for investments in facilities, leasehold improvements, equipment and technology.

COMMITMENTS

The following table sets forth our contractual obligations as of December 31, 2024.

	Payment Due by Period
	Total US$	less than one year US$	One to three years US$	Three to five years US$
Operating lease commitments	122,114	97,541	24,573	—
Debt obligations	3,360,000	3,360,000	—	—
Total	3,482,114	3,457,541	24,573	—

Operating lease commitments

We have an operating lease for laboratory as of December 31, 2024. Operating lease commitments reflect our obligation to make payments under these operating leases.

Debt obligations

Debt obligations reflect outstanding principal and accrued interest payable to Jurchen Investment Corporation, the largest shareholder of the Company, pursuant to a convertible note arrangement. This instrument features a conversion option at a price of $2.42 per share into the Company’s Class A ordinary shares. It carries a two-year maturity from the date of issuance and bears an annual interest rate of 6%.

The Group can access up to a total $12 million under a line of credit offered by Aeneas Group Limited. The line of credit was originally mature on August 12, 2022. The Group and Aeneas Group Limited has mutually agreed to extend the line of credit arrangement further 3 years to August 12, 2025. The interest on the outstanding principal indebtedness is at the rate of 8% per annum. The Group may early repay, in whole or in part, the principal indebtedness and all interest accrued at any time prior to the maturity date without the prior written consent of the lender and without payment of any premium or penalty.

CONTINGENT PAYMENT OBLIGATIONS

As of December 31, 2024, the Group does not have any non-cancellable purchase commitments.

The Group has contingency payment obligations under each of the license agreements, such as milestone payments, royalties, research and development funding, if certain condition or milestone is met.

Milestone payments are due upon achievements of specific conditions, such as Investigational New Drugs (“IND”) filing or U.S. Food and Drug Administration (“FDA”) approval, first commercial sale of the licensed products, or other achievements. The aggregate amounts of the contingent milestone payments that the Group is required to pay up to different achievements of conditions and milestones under all license agreements in effect as of December 31, 2024, are below:

Amount
Drug molecules: up to the conditions and milestones of
Preclinical to IND filing	$30,000
From entering phase 1 to before first commercial sale	2,120,000
First commercial sale	1,600,000
Net sales amount more than certain threshold in a year	14,000,000
Subtotal	$17,750,000

Diagnostics technology: up to the conditions and milestones of
Before FDA approval	$146,417
$17,896,417

For the years ended December 31, 2024, 2023 and 2022, the Group incurred $61,123, $50,000 and $nil milestone payments under license agreements, respectively. For the years ended December 31, 2024, 2023 and 2022, the Group did not incur any royalties or research and development funding, respectively.

C. Research and Development, Patents and Licenses, etc.

As of the date hereof, the Company has 2 exclusively licensed technologies in the area of infectious diseases, and diagnostics. In addition, the Company is actively developing 1 proprietary technology.

For the years ended December 31, 2024, 2023, and 2022, the Group incurred $2,195,161, $5,198,329, and $9,219,595, respectively, on research and development expenses.

D. Trend Information

Other than as disclosed elsewhere herein, we are not aware of any material recent trends in production, sales and inventory, the state of the order book and costs and selling prices since our last fiscal year. We are also unaware of any known trends, uncertainties, demands, commitments or events for the year ended December 31, 2024, that are reasonably likely to have a material adverse effect on our revenues, net income, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial conditions.

E. Critical Accounting Estimates

In preparing the consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes. However, uncertainty about these assumptions and estimates could result in outcomes that could require a material adjustment to the carrying amount of the assets or liabilities in the future.

We consider an accounting estimate to be critical if: (i) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. The management determines there are no critical accounting estimates.

APTORUM’S DIRECTORS, OFFICERS AND CORPORATE MANAGEMENT

Directors and Executive Officers

Below is a list of our directors, senior management and any employees upon whose work we are dependent as of the date hereof, and a brief account of the business experience of each of them. The business address for the directors and officers of Aptorum Group Limited is 17 Hanover Square, London, W1S 1BN, United Kingdom.

In August 2024, Mr. Martin Siu resigned from his position as Head of Finance of Aptorum Group due to personal reason. Mr. K.K. Wong (“Mr. Wong”) has replaced Mr. Siu as the Company’s Head of Finance since August 2024.

In October 2024, Dr. Mirko Scherer and Mr. Charles Bathurst resigned from their position as directors of Aptorum Group Limited’s Board of Directors, due to personal reasons. As a result of the resignations, Mr. Douglas Arner will assume Mr. Bathurst’s role as Chair of our Audit Committee.

Name	Age	Position
Executive Officers
Ian Huen	45	Founder, Chief Executive Officer and Executive Director
K.K. Wong	69	Head of Finance
Non-Management Directors
Justin Wu	55	Independent Non-Executive Director and Chair of Compensation Committee
Douglas Arner	55	Independent Non-Executive Director and Chair of Nominating and Corporate Governance Committee and Audit Committee

Executive Officers

MR. IAN HUEN, Founder, Chief Executive Officer and Executive Director

Mr. Ian Huen is the Founder, Chief Executive Officer and an Executive Director of Aptorum Group Limited. Mr. Huen previous served as Non-Executive Director of Aptorum Group from June 2022 to November 2023, and as Chief Executive Officer and Executive Director of Aptorum Group Limited from October 2017 to May 2022. He has extensive experience in global asset management and previously covered the U.S. healthcare sector as an equity research analyst at Janus Henderson Group plc (formerly known as Janus Capital). Mr. Huen was the financial advisor in the sale of Seng Heng Bank Limited (Macau) to Industrial and Commercial Bank of China in 2007 and was appointed as the vice president of the Board of General Meeting in Industrial and Commercial Bank of China (Macau) Capital Limited in March 2007 for a term of 12 years until March 2019.

As a trustee board member of the Dr. Stanley Ho Medical Development Foundation, Mr. Huen facilitates advisory, development funding, access to research resources across Asia and continues to establish relationships with leading academic institutions to propel innovations in healthcare.

Mr. Huen graduated from Princeton University with an A.B. degree in Economics in June 2001, earned a MA in Comparative and Public History from CUHK in June 2016. Mr. Huen is also a Chartered Financial Analyst (“CFA”).

MR. K.K WONG, Head of Finance

Mr. K.K. Wong is the Head of Finance of Aptorum Group Limited since August 2024. Mr. Wong has over twenty-eight years of banking experience specializing in credit, marketing, and management role in the Greater China region. Past roles that Mr. Wong has served includes being the General Manager at the Industrial & Commercial Bank of China (Macau) for 5 years, Deputy General Manager at Credit Agricole CIB Bank in Hong Kong for 5 years, and various senior roles in Hong Kong at BNP Paribas for over 16 years. Mr. Wong holds a degree in Master of Business Administration from Bangor University, United Kingdom, in cooperation with Alliance Manchester Business School, United Kingdom. He is an associate of LIBF, CGI and HKCGI and has also been awarded the CGP qualification. Additionally, Mr. Wong is a member of Institute of Certified Management Account (ICMA, Australia), Fellow of Institute of Financial accountants (FFA), Fellow of Institute of Public accountant, Australia (FIPA) and an International Affiliate Member of the Hong Kong Institute of Certified Public Accountants (HKICPA).

Non-Executive Directors

PROFESSOR JUSTIN WU

Professor Justin Wu is an Independent Non-Executive Director of Aptorum Group Limited. He also has been serving as the Chief Operating Officer of CUHK Medical Centre since August 2018. He served as the Associate Dean (Development) of the Faculty of Medicine at CUHK from July 2014 to June 2018 and the Associate Dean (Clinical) of the Faculty of Medicine at CUHK from December 2012 to July 2014, and has been serving a Professor in the Department of Medicine and Therapeutics since 2009, also the Director of the S. H. Ho Center for Digestive Health, a research center specializing in functional gastrointestinal diseases, reflux and motility disorders, and digestive endoscopy. Active in research publications and assessments, Professor Wu served as the International Associate Editor of American Journal of Gastroenterology (“AJG”), and Managing Editor of Journal of Gastroenterology and Hepatology (“JGH”). He is also the Secretary General of the Asian Neurogastroenterology and Motility Association (“ANMA”), and Secretary General of the Asia Pacific Association of Gastroenterology (“APAGE”).

Professor Wu has won a number of awards including the Emerging Leader in Gastroenterology Award by the JGH Foundation, and the Vice Chancellor’s Exemplary Teaching Award at CUHK. Aside from his expertise in gastroenterology, Professor Wu has an extensive interest in the development of Integrative Medicine in Hong Kong. He is the Founding Director of the Hong Kong Institute of Integrative Medicine, working closely with the School of Chinese Medicine to develop an integrative model at an international level. The institute aims at maximizing the strength of Western and Chinese medicine to provide a safe and effective integrative treatment to patients.

Professor Wu served as a consultant and an advisory board member for Takeda Pharmaceutical, AstraZeneca, Menarini, Reckitt Benckiser and Abbott Laboratory. He earned his Bachelor of Medicine and Bachelor of Surgery Degree (1993), and his Doctor of Medicine Degree (2000) from CUHK. Additionally, he attained Fellowships of the Royal College of Physicians of Edinburgh and London in 2007 and 2012 respectively, Fellowship of the Hong Kong College of Physicians in 2002, Fellowship of the Hong Kong Academy of Medicine in 2002, and has been an American Gastroenterological Association Fellow since 2012.

PROFESSOR DOUGLAS ARNER

Professor Douglas W. Arner is an Independent Non-Executive Director of Aptorum Group Limited. Douglas is the Kerry Holdings Professor in Law and Director and co-founder of the Asian Institute of International Financial Law at the University of Hong Kong, as well as Faculty Director and co-founder of the LLM in Compliance and Regulation, LLM in Corporate and Financial Law, and Law, Innovation, Technology and Entrepreneurship (LITE) Programmes. He served as Head of the HKU Department of Law from 2011 to 2014 and as Co-Director of the Duke University-HKU Asia-America Institute in Transnational Law from 2005 to 2016. Douglas has published eighteen books and more than 200 articles, chapters and reports on international financial law and regulation, most recently Reconceptualising Global Finance and its Regulation (Cambridge 2016) (with Ross Buckley and Emilios Avgouleas) and The RegTech Book (Wiley 2019 (Janos Barberis and Ross Buckley). His recent papers are available on SSRN at https://papers.ssrn.com/sol3/cf_dev/AbsByAuth.cfm?per_id=524849, where he is among the top 75 authors in the world by total downloads. Professor Arner led the development of Introduction to FinTech — launched with edX in May 2018 and now with over 80,000 learners spanning the world — and the foundation of the edx-HKU Online Professional Certificate in FinTech. He is a Senior Visiting Fellow of Melbourne Law School, University of Melbourne, a non-executive director of NASDAQ and Euronext listed Aptorum Group and an Advisory Board Member of the Centre for Finance, Technology and Entrepreneurship (CFTE). Professor Arner was an inaugural member of the Hong Kong Financial Services Development Council (2013-2019) and has served as a consultant with, among others, the World Bank, Asian Development Bank, APEC, Alliance for Financial Inclusion, and European Bank for Reconstruction and Development. He has lectured, co-organized conferences and seminars and been involved with financial sector reform projects around the world. Professor Arner has been a visiting professor or fellow at Duke, Harvard, the Hong Kong Institute for Monetary Research, IDC Herzliya, McGill, Melbourne, National University of Singapore, University of New South Wales, Shanghai University of Finance and Economics, and Zurich, among others. Professor Arner is the Senior Regulatory & Strategic Advisor of Aeneas Group, a multi-disciplinary financial services institution with technology-driven growth initiatives.

He holds a BA from Drury College (where he studied literature, economics and political science) in 1992, a JD (cum laude) from Southern Methodist University in 1995, an LLM (with distinction) in banking and finance law from the University of London (Queen Mary College) in 1996, and a Ph.D. from the University of London in 2005.

Corporate Governance

As long as our officers and directors, either individually or in the aggregate, own at least 50% of the voting power of our Company, we will be a “controlled company” as defined under NASDAQ Marketplace Rules (specifically, as defined in Rule 5615(c)). We have no current intention to rely on the controlled company exemptions afforded to a controlled company under the NASDAQ Marketplace Rules.

Composition of Our Board of Directors

Our Board of Directors currently consists of three members, all of whom were elected pursuant to our current Memorandum and Articles. Our nominating and corporate governance committee and board of directors will consider a broad range of factors relating to the qualifications and background of nominees, which may include diversity and is not limited to race, gender or national origin. We have no formal policy regarding board diversity. Our nominating and corporate governance committee’s and board of directors’ priority in selecting board members is identification of persons who will further the interests of our shareholders through his or her established record of professional accomplishment, the ability to contribute positively to the collaborative culture among board members, knowledge of our business, understanding of the competitive landscape and professional and personal experiences and expertise relevant to our growth strategy.

There is no Cayman Islands law requirement that a director must hold office for a certain term and stand for re-election unless the resolutions appointing the director impose a term on the appointment. The Memorandum and Articles provide that we have a staggered board of directors consisting of three classes of directors, with directors serving staggered three-year terms. Our Board of Directors is divided into three classes of directors. At each annual general meeting of shareholders, one class of directors will be elected for a three-year term to succeed the class whose terms are then expiring, to serve from the time of election and qualification until the third annual meeting following their election or until their earlier death, resignation or removal, starting with the Annual General Meeting of Shareholders to be held in December 2023.

The Company’s Board has initially designated the three classes to contain the directors set forth below. Shareholders will only elect the Class II directors at the Company’s next Annual General Meeting; the Class III and I directors shall not be required to stand for re-election until the years specified below.

Name & Class	Positions	Expiration of Director Term/Re-Election Year
Class III
Ian Huen	Chief Executive Officer & Executive Director	2027
Class II
Not applicable
Class I
Justin Wu	Independent Non-Executive Director	2026
Douglas Arner	Independent Non-Executive Director	2026

We do not have any age limit requirements relating to our director’s term of office.

Our Memorandum and Articles also provide that our directors may be removed by the directors or ordinary resolution of the shareholders, and that any vacancy on our Board of Directors, including a vacancy resulting from an enlargement of our Board of Directors (which shall not exceed any maximum number stated therein), may be filled by ordinary resolution or by vote of a majority of our directors then in office.

Director Independence

Our Board of Directors has determined that Justin Wu and Douglas Arnerare independent, as determined in accordance with the rules of the Nasdaq Capital Market. In making such independence determination, our Board of Directors considered the relationships that each such non-employee director has with us and all other facts and circumstances that the board of directors deemed relevant in determining their independence, including the beneficial ownership of our share capital by each non-employee director and the transactions involving them described in the section titled “Transactions with Related Persons.” We believe that the composition and functioning of our Board of Directors and each of our committees comply with all applicable requirements of the Nasdaq Capital Market and the rules and regulations of the SEC. There are no family relationships among any of our directors or executive officers.

Board’s Role in Risk Oversight

Our Board of Directors oversees the management of risks inherent in the operation of our business and the implementation of our business strategies. Our Board of Directors performs this oversight role by using several different levels of review. In connection with its reviews of our operations and corporate functions, our Board of Directors addresses the primary risks associated with those operations and corporate functions. In addition, our Board of Directors reviews the risks associated with our business strategies periodically throughout the year as part of its consideration of undertaking any such business strategies.

Each of our board committees also oversees the management of our risk that falls within the committee’s areas of responsibility. In performing this function, each committee has full access to management, as well as the ability to engage advisors. Our Chief Accounting Officer reports to the audit committee and is responsible for identifying, evaluating and implementing risk management controls and methodologies to address any identified risks. In connection with its risk management role, our audit committee meets privately with representatives from our independent registered public accounting firm and our Chief Accounting Officer. The audit committee oversees the operation of our risk management program, including the identification of the primary risks associated with our business and periodic updates to such risks, and reports to our Board of Directors regarding these activities.

Board Committees

Our Board of Directors has established an audit committee, a compensation committee and a nominating and corporate governance committee, each of which operates pursuant to a separate charter adopted by our Board of Directors. The composition and functioning of all of our committees will comply with all applicable requirements of the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the Nasdaq Capital Market and SEC rules and regulations. Our Board of Directors may establish other committees from time to time.

Audit Committee

Douglas Arner (chair) and Justin Wu currently serve on the audit committee. Our Board of Directors has determined that each member of the audit committee is “independent” for audit committee purposes as that term is defined in the rules of the SEC and the applicable rules of the Nasdaq Capital Market. The audit committee’s responsibilities include:

•        selecting and appointing our independent registered public accounting firm, and approving the audit and permitted non-audit services to be provided by our independent registered public accounting firm;

•        evaluating the performance and independence of our independent registered public accounting firm;

•        monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements or accounting matters;

•        reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures;

•        establishing procedures for the receipt, retention and treatment of accounting-related complaints and concerns;

•        reviewing and discussing with the independent registered public accounting firm the results of our year-end audit, and recommending to our Board of Directors, based upon such review and discussions, whether our financial statements shall be included in our Annual Report on Form 20-F;

•        reviewing all related party transactions for potential conflict of interest situations and approving all such transactions; and

•        reviewing the type and presentation of information to be included in our earnings press releases, as well as financial information and earnings guidance provided by us to analysts and rating agencies.

Audit Committee Financial Expert

We have one financial expert as of the date of this proxy statement/prospectus. Our Board of Directors has determined that Mr. Douglas Arner, Chair of our audit committee, qualifies as an “audit committee financial expert” as defined in the SEC rules and satisfies the financial sophistication requirements of The Nasdaq Capital Market. Mr. Arner is “independent” as that term is defined in the rules of the SEC and the applicable rules of the Nasdaq Capital Market.

Compensation Committee

Douglas Arner and Justin Wu (chair) currently serve on the compensation committee. Our Board of Directors has determined that each member of the compensation committee is “independent” as that term is defined in the applicable rules of the Nasdaq Capital Market. The compensation committee’s responsibilities include:

•        reviewing the goals and objectives of our executive compensation plans, as well as our executive compensation plans in light of such goals and objectives;

•        evaluating the performance of our executive officers in light of the goals and objectives of our executive compensation plans and recommending to our Board of Directors with respect to the compensation of our executive officers;

•        reviewing the goals and objectives of our general compensation plans and other employee benefit plans as well as our general compensation plans and other employee benefit plans in light of such goals and objectives;

•        retaining and approving the compensation of any compensation advisors;

•        reviewing all equity-compensation plans to be submitted for shareholder approval under the NASDAQ listing rules, and reviewing and approving all equity-compensation plans that are exempt from such shareholder approval requirement;

•        evaluating the appropriate level of compensation for board and board committee service by non-employee directors; and

•        reviewing and approving description of executive compensation included in our Annual Report on Form 20-F.

Nominating and Corporate Governance Committee

Douglas Arner (chair) and Justin Wu currently serve on the nominating and corporate governance committee, which is chaired by Professor Arner. Our Board of Directors has determined that each member of the nominating and corporate governance committee is “independent” as that term is defined in the applicable rules of the Nasdaq Capital Market. The nominating and corporate governance committee’s responsibilities include:

•        assisting our Board of Directors in identifying prospective director nominees and recommending nominees for election by the shareholders or appointment by our Board of Directors;

•        advising the board of directors periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to our Board of Directors on all matters of corporate governance and on any corrective action to be taken;

•        overseeing the evaluation of our Board of Directors; and

•        recommending members for each board committee of our Board of Directors.

Scientific Advisory Board

We restructured the Scientific Assessment Committee into a Scientific Advisory Board. The Scientific Advisory Board shall help the Company sharpen its focus on innovation and technological advancements and address critical scientific challenges in our research and development; it will provide overall advise on the scientific development of the company. As of the date of this proxy statement/prospectus, we have 29 members on this board.

In light of the Company’s focus on developing treatment for infectious diseases, we have established a second scientific advisory board, i.e., the Infectious Diseases Scientific Advisory Board in April 2020. As of the date hereof, the Infectious Diseases Scientific Advisory Board has 4 members.

Code of Business Conduct and Ethics

Our board has adopted a code of business conduct and ethics that applies to our directors, officers and employees. A copy of this code is available on our website: www.aptorumgroup.com. We intend to disclose on our website or in a current report on Form 6-K, any amendments to the Code of Business Conduct and Ethics and any waivers of the Code of Business Conduct and Ethics that apply to our principal executive officer, principal financial officer, principal accounting officer, controller, or persons performing similar functions.

Duties of Directors

Under Cayman Islands law, our directors have a duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. (See “Description of Share Capital — Differences in Corporate Law”) In fulfilling their duty of care to us, our directors must ensure compliance with our Memorandum and Articles. We have the right to seek damages if a duty owed by our directors is breached.

The functions and powers of our Board of Directors include, among others:

•        appointing officers and determining the term of office of the officers;

•        authorizing the payment of donations to religious, charitable, public or other bodies, clubs, funds or associations as deemed advisable;

•        exercising the borrowing powers of the company and mortgaging the property of the company;

•        executing checks, promissory notes and other negotiable instruments on behalf of the company; and

•        maintaining or registering a register of mortgages, charges or other encumbrances of the company.

Interested Transactions

So long as it does not adversely affect such person’s performance of duties or responsibilities to the Company and so long as it is not in direct competition with the Company and the Company’s business, no director or officer shall be disqualified by his office from contracting and/or dealing with the Company as vendor, purchaser or otherwise; nor shall any such contract or any contract or arrangement entered into by or on behalf of the Company in which any director or officer shall be in any way interested be or be liable to be avoided; nor shall any director or officer so contracting or being so interested be liable to account to the Company for any profit realized by any such contract or arrangement by reason of such director or officer holding that office or the fiduciary relationship thereby established. However, any such transaction that would reasonably be likely to affect a director status as an “Independent Director,” or that would constitute a “related party transaction” pursuant to the laws or rules promulgated by the SEC or the stock exchange on which our shares are then listed, shall require the review and approval of the Audit Committee. The nature of the director’s interest must be disclosed by him at the meeting of the directors at which the contract or arrangement is considered if his interest then exists, or in any other case, at the first meeting of the directors after the acquisition of his interest. A director, having disclosed his interest as aforesaid, shall not be counted in the quorum and shall refrain from voting as a director in respect of any contract or arrangement in which he is as interested as aforesaid.

A director must promptly disclose the interest to all other directors after becoming aware of the fact that he or she is interested in a transaction we have entered into or are to enter into. A general notice or disclosure to the board or otherwise contained in the minutes of a meeting or a written resolution of the board or any committee of the board that a director is a shareholder, director, officer or trustee of any specified firm or company and is to be regarded as interested in any transaction with such firm or company will be sufficient disclosure, and, after such general notice, it will not be necessary to give special notice relating to any particular transaction.

Qualification

The shareholding qualification for directors may be fixed by the Company in general meeting, and unless and until so fixed no qualification shall be required.

APTORUM’S EXECUTIVE COMPENSATION

The following table sets forth all cash compensation paid by us, as well as certain other compensation paid or accrued, in fiscal 2024 to each of the following named executive officers. The total amount was $0.1 million in 2024. This amount does not include business travel, relocation, professional and business association dues, and expenses reimbursed to such persons, and other benefits commonly reimbursed or paid by companies in our industry.

In accordance with mutual agreements reached with the board of directors, Mr. Ian Huen has agreed to forgo their monthly remuneration effective July 1, 2023 until further notice. Before the suspension of remuneration, Mr. Ian Huen had a monthly remuneration of $27,333.

In August 2024, Mr. Martin Siu resigned from his position as Head of Finance of Aptorum Group due to personal reason. Mr. K.K. Wong (“Mr. Wong”) has replaced Mr. Siu as the Company’s Head of Finance since August 2024. As of this time, Mr. Wong does not receive any remuneration, and it is subject to change based on subsequent discussions between the Company and Mr. Wong.

In October 2024, Dr. Mirko Scherer and Mr. Charles Bathurst resigned from their position as directors of Aptorum Group Limited’s Board of Directors, due to personal reasons. As a result of the resignations, Mr. Douglas Arner assumed Mr. Bathurst’s role as Chair of our Audit Committee.

The base salary of all directors and senior officer remains unchanged in 2024 and for the current fiscal year, thus far.

Name and Principal Position	Fiscal Year	Salary ($)(1)	Bonus ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Ian Huen(2) (Chief Executive Officer)	2024	—	—	—	—	—	—	—
K.K. Wong(3) (Head of Finance)	2024	—	—	—	—	—	—	—
Martin Siu(4) (former Head of Finance)	2024	62,820	—	—	—	—	—	62,820

____________

(1)      The Appointment Letters provide salaries in HKD; for purposes of this table, we used a conversion ratio of HKD7.80 to USD1.00 to determine the salary in USD.

(2)      Mr. Huen is the founder of Aptorum Group, and was re-appointed as Chief Executive Officer and Executive Officer in November 2023. He was previously appointed as non-executive director from June 2022 to November 2023, and appointed as the Chief Executive Officer and Executive Director from October 2017 to May 2022.

(3)      Mr. Wong was appointed as Head of Finance of Aptorum Group from August 2024.

(4)      Mr. Siu served as the Head of Finance from July 2022 to August 2024.

Compensation of Non-executive Directors

The following table sets forth information for the fiscal year ended December 31, 2024, regarding the compensation of our non-executive directors who at December 31, 2024, were not also named executive officers.

In accordance with mutual agreements reached with the board of directors, Mr. Charles Bathurst, Dr. Mirko Scherer, Professor Justin Wu and Professor Douglas Arner have consented to suspend their monthly remuneration from September 1, 2023 until further notice.

In October 2024, Dr. Mirko Scherer and Mr. Charles Bathurst resigned from their position as directors of Aptorum Group Limited’s Board of Directors, due to personal reasons.

Name	Fees Earned or Paid in Cash ($)		Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Non-qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Justin Wu(1)	—		—	—	—	—	—	—
Douglas Arner(2)	—		—	—	—	—	—	—
Charles Bathurst(3)	15,835	(4)	—	—	—	—	—	15,835
Mirko Scherer(5)	10,558		—	—	—	—	—	10,558

____________

(1)      Professor Wu was appointed as one of our directors as of October 2017 and is entitled to receive $31,673 annually for his combined services as a director and a committee member effective from January 1, 2022.

(2)      Professor Arner’s appointment as one of our directors became effective as of April 1, 2018, and is entitled to receive $31,673 annually for his combined services as a director and a committee member effective from January 1, 2022.

(3)      Mr. Bathurst was appointed as one of our directors as of October 2017 and is entitled to receive $50,676 annually for his combined services as a director and a committee member effective from January 1, 2022. In October 2024, Mr. Bathurst resigned from his position as director of Aptorum Group Limited’s Board of Directors and received GBP12,668 as his final compensation.

(4)      Mr. Bathurst’s appointment Letter provides his salary in GBP. For purposes of this table, we used a conversion ratio of GBP0.8 to USD1.00 to determine his salary in USD; however, the ultimate amount paid is based on the actual rate as of the relevant pay day at the end of each month.

(5)      Dr. Scherer was appointed as one of our directors as of October 2017 and is entitled to receive $31,673 annually for his services as a director effective from January 1, 2022. In October 2024, Dr. Scherer resigned from his position as director of Aptorum Group Limited’s Board of Directors and received $10,558 as his final compensation.

2017 Share Option Plan

On October 13, 2017, we adopted the 2017 Share Option Plan (the “Option Plan”) and on November 5, 2021, we amended the Option Plan. Under the Option Plan, up to an aggregate of 550,000 Class A ordinary shares (subject to subsequent adjustments described more fully below) may be issued pursuant to awards under the Option Plan. Subsequent adjustments include that on each January 1, starting with January 1, 2020, an additional number of shares equal to the lesser of (A) 2% of the outstanding number of Class A ordinary shares (on a fully diluted basis) on the immediate preceding December 31, and (B) such lower number of Class A ordinary shares as may be determined by the board of directors, subject in all cases to adjustments as provided in Section 10 of the Option Plan. Awards will be made pursuant to agreements and may be subject to vesting and other restrictions as determined by the board of directors.

We adopted the Option Plan to provide additional incentives to selected directors, officers, employees and consultants, and enable our Company to obtain and retain the services of these individuals. The Option Plan will enable us to grant options, restricted shares or other awards to our directors, employees and consultants. Awards will be made pursuant to agreements and may be subject to vesting and other restrictions as determined by the board of directors.

21,853 options were granted on March 15, 2019 to directors, employees, external consultants and advisors of the Group. One-half of each option grant vests on January 1, 2020 and expires on December 31, 2030, and the other half vests on January 1, 2021 and expires on December 31, 2031. The exercise price is $129.1 per share, which was based on the closing price of the shares traded on the NASDAQ stock exchange on the trading day preceding the grant date.

53,694 options were granted on March 16, 2020 to directors, employees, external consultants and advisors of the Group. One-half of each option grant vests on January 1, 2021 and expires on December 31, 2031 and the other half vests on January 1, 2022, and expires on December 31, 2032. The exercise price is $29.9 per share, which was based on the average closing price of the shares traded on the NASDAQ stock exchange for the five trading days immediately preceding the grant date.

14,896 options were granted on June 1, 2020 to directors and employees of the Group. Nearly one-half of each option grant vests on December 1, 2020 and expires on November 30, 2030 and the remaining vests on January 1, 2021 and expires on December 31, 2031. The exercise price is US$31.1 per share, which was based on the average closing price of the shares traded on the NASDAQ stock exchange for the five trading days immediately preceding the grant date.

2,748 options were granted on August 10, 2020 to Dr. Weiss, which will be vested on August 10, 2021 and expires on August 9, 2032. The exercise price is $36.4 per share, which was based on the average closing price of the shares traded on the NASDAQ stock exchange for the five trading days immediately preceding the grant date.

75,235 options were granted on March 11, 2021 to directors, employees, external consultants and advisors of the Group with an exercise price of $27.6 per share, which was based on the average closing price of the shares traded on the NASDAQ stock exchange for the five trading days immediately preceding the grant date. 36,796 options vest on January 1, 2022, and expire on December 31, 2032; 36,808 options vest on January 1, 2023 and expire on December 31, 2033; 906 options vest on June 8, 2021 and expire on June 7, 2032; and 725 options vest on July 14, 2021 and expire on July 13, 2032.

153,146 options were granted on March 8, 2022, to directors, employees, external consultants and advisors of the Group with an exercise price of $13.4 per share, which was based on the average closing price of the shares traded on the NASDAQ stock exchange for the five trading days immediately preceding the grant date. 74,881 options vest on January 1, 2023, and expire on December 31, 2033; 74,906 options vest on January 1, 2024, and expire on December 31, 2034; 1,866 options vest on June 8, 2022, and expire on June 7, 2033; and 1,493 options vest on July 14, 2022, and expire on July 13, 2033.

On March 31, 2023, we entered into exchange agreements and cancelled 177,667 existing vested and unvested share options held by related parties option holders and cancelled our obligations for deferred cash bonus payables of $3.1 million by granting of 403,820 share options (“New Options”) with 6 months vesting period. The New Options’ exercise price was $2.68 per share, which was based on the last closing price of the shares traded on the NASDAQ stock exchange on the grant date. All options fully vested on October 1, 2023, and expires on September 30, 2033. On March 31, 2023, we entered into supplemental agreements with the same related parties option holders to provide additional cash compensation to cover the exercise price of the New Options. On March 31, 2023, we entered into exchange agreements and cancelled 70,428 existing vested and unvested share options held by non-related parties option holders and cancelled our obligations for deferred cash bonus payables of $1.6 million by issuance of 70,430 fully vested Aptorum Class A ordinary shares. We accounted for this exchange for both related parties and non-related parties share option holders as a modification to share based compensation which required the remeasurement of existing share options value at the time of the modification. The total incremental cost as a result of the modification was $0.7 million.

In line with Nasdaq requirements, we have established a clawback policy which, subject to limited exceptions, requires that any incentive compensation (including both cash and equity compensation) paid to any current or former executive officer on or after October 2, 2023, is subject to recoupment if (i) the incentive compensation was calculated based on financial statements that were required to be restated due to material noncompliance with financial reporting requirements, without regard to any fault or misconduct; and (ii) that noncompliance resulted in overpayment of the incentive compensation within the three fiscal years preceding the date the restatement. A copy of our clawback policy has been filed as Exhibit 97.1.

APTORUM’S PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our Ordinary Shares as of the date of this proxy statement/prospectus.

•        each of our directors and executive officers who beneficially own our Ordinary Shares; and

•        each person known to us to own beneficially more than 5.0% of our Ordinary Shares.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Ordinary Shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person is based on 5,346,823 Aptorum Class A ordinary shares and 1,796,934 Aptorum Class B ordinary shares outstanding as of the date of this proxy statement/prospectus.

Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of 5% or more of our Ordinary Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Ordinary Shares beneficially owned by a person listed below and the percentage ownership of such person, Ordinary Shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of the date of this proxy statement/prospectus are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all Ordinary Shares shown as beneficially owned by them. As of the date of the prospectus, we have 3 shareholders of record holding beneficial ownership of 5% or more, none of which are located in the United States.

Unless otherwise indicated, the business address of each of the individuals is 17 Hanover Square, London, W1S 1BN, United Kingdom.

Name and Address of Beneficial Owner	Class A Ordinary Shares Beneficially Owned	Class B Ordinary Shares Beneficially Owned	Percentage of Total Class A and Class B Ordinary Shares(1)	Percentage of Total Voting Power(2)
Ian Huen(3)	507,967	1,606,147	48.71%	87.05%
K.K. Wong	*	—	*	*
Justin Wu	*	—	*	*
Douglas Arner	*	—	*	*
All directors and executive officers as a group (4 persons)	549,863	1,606,147	30.18%	87.19%

5% Beneficial Owner
Jurchen Investment Corporation(3)	370,308	1,606,147	39.46%	87.05%
CGY Investments Limited(4)	533,575	—	7.47%	0.29%

____________

*        Less than 1% of total outstanding Ordinary Shares on an as converted basis.

(1)      For each person and group included in this column, percentage ownership is calculated by dividing the number of Aptorum Class A ordinary shares and Aptorum Class B ordinary shares beneficially owned by such person or group, including shares that such person or group has the right to acquire within 60 days after the date of this proxy statement/prospectus, by the sum of Aptorum Class A ordinary shares and Aptorum Class B ordinary shares, and the number of Aptorum Class A ordinary shares that such person or group has the right to acquire beneficial ownership within 60 days after the date of this proxy statement/prospectus. Following the IPO, each Aptorum Class B ordinary share can be converted at any time on a one-for-one basis into Aptorum Class A ordinary shares at the discretion of the holder.

(2)      For each person and group included in this column, percentage of total voting power represents voting power based on both Aptorum Class A ordinary shares and Aptorum Class B ordinary shares beneficially owned by such person or group with respect to all of our outstanding Aptorum Class A ordinary shares and Aptorum Class B ordinary shares as one single class. Holders of Aptorum Class A ordinary shares are entitled to one vote per share and holders of Aptorum Class B ordinary shares are entitled to one hundred votes per share on all matters subject to a shareholders’ vote.

(3)      Includes 370,308 Aptorum Class A ordinary shares owned by Jurchen, warrants held by Jurchen to purchase 54,054 Aptorum Class A ordinary shares, 137,659 Aptorum Class A ordinary shares owned by Mr. Huen, and 1,606,147 Aptorum Class B ordinary shares owned by Jurchen. Jurchen Investment Corporation, is a company wholly owned by Mr. Huen. Mr. Huen maintains sole voting control over the shares held by Jurchen, the principal office address of which is at 17th Floor, Guangdong Investment Tower, 148 Connaught Road Central, Hong Kong.

(4)      CGY Investments Limited is 50% held by Seng Fun Yee, 25% held by Mandy Lui and 25% held by Adrian Lui (all of whom are related to our former Chief Executive Officer, Mr. Darren Lui). Mr. Lui controls and/or has substantial influence on the disposition and voting rights of the shares held by his spouse, but no such control over the shares held by his sister or brother. Includes 533,575 Aptorum Class A ordinary shares held by CGY Investments Limited. The address for CGY is Unit A, 3/F, Cheong Sun Tower, 116-118 Wing Lok Street, Sheung Wan, Hong Kong.

APTORUM’S CERTAIN RELATED PARTY TRANSACTIONS

The following discussion is a brief summary of certain material arrangements, agreements and transactions Company has with related parties since January 1, 2022, other than the compensation and shareholding arrangements that are described in “Management” and “Principal Shareholders.” We also engage in other transactions with related parties that we do not perceive as material.

Lines of Credit

On August 13, 2019 (the “Effective Date”), Aptorum Therapeutics Limited (“ATL”), one of our wholly owned subsidiaries, entered into two separate Promissory Notes and Line of Credit Agreements (the “Agreements”) with Aeneas Group Limited and Jurchen Investment Corporation (“Jurchen”). The Aeneas Group Limited Agreement and Jurchen Agreement provide ATL with a line of credit up to twelve million dollars ($12,000,000) and three million dollars ($3,000,000), respectively (collectively, the “Line of Credit”), representing the maximum aggregate amount of the advances of funds from the Line of Credit that may be outstanding at any time under the Line of Credit (the “Principal Indebtedness”). ATL may draw down from the Line of Credit at any time through the day immediately preceding the third anniversary of the Effective Date (the “Maturity Date”). As of the date hereof, the maturity date of the promissory note with Jurchen has expired; the maturity of Aeneas Group Limited Agreement is extended for additional three years and was matured on August 12, 2024. Interest is payable on the outstanding Principal Indebtedness at the rate of eight percent (8%) per annum, payable semi-annually in arrears on February 12 and August 12 in each year. ATL may pre-pay in whole or in part, the Principal Indebtedness of the Line of Credit, and all interest accrued at any time prior to the Maturity Date, without penalty. Under the Agreements, in addition to certain standard covenants, we are also not permitted, without the prior written consent of Aeneas Group and Jurchen to (i) liquidate, dissolve or wind-up our business and affairs; (ii) effect any merger or consolidation transaction; (iii) sell, lease, transfer, license or otherwise dispose, in a single transaction or series of related transactions, all or substantially all of our assets; or (iv) consent to any of the foregoing. The Agreements are subject to standard events of default, which if not cured within the agreed upon cure period, permits Aeneas Group Limited or Jurchen, as applicable, to declare the outstanding Principal Indebtedness immediately due and payable, to exercise any other remedy provided for in the Agreements or any other right available to Aeneas Group Limited or Jurchen as provided at law or in equity. Jurchen and Aeanas Group Limited also maintain the right to set-off during the term of the Agreements. As of the date hereof, the Company has not drawn down from the Line of Credit. As of the date hereof, the undrawn line of credit facility is $12 million.

On January 13, 2022, the Group entered a line of credit facility with Libra to provide up to a total $1 million in line of credit debt financing for its daily operation The line of credit is originally matured on January 12, 2023, and is extended for additional 3 years. The interest on the outstanding principal indebtedness is at the rate of 10% per annum. As of the date hereof, $0.5 million is outstanding from Libra Sciences Limited. For the nine months ended September 30, 2025 and the year ended December 31, 2023 and December 31, 2024, the Group has assessed that the amounts due from Libra Science Limited and its subsidiary are potentially unrecoverable, an allowance for credit loss amounting to $nil, $0.5 million and $1,184 has been recognized for the nine months ended September 30, 2025, the year ended December 31, 2023 and December 31, 2024. Libra Science Limited’s current operating and financial position is dismal and it continues to suffer losses and is in a net liability position; therefore, management determined the amounts due from them are unrecoverable and provided a credit loss allowance for such amounts.

Sales and Purchases of Securities

Private Placement Offering

Sales of convertible notes

On September 11, 2023, the Group entered into a securities purchase agreement with Jurchen Investment Corporation, the largest shareholder of the Company, pursuant to which the Group sold a secured convertible note in the aggregate principal amount of $3,000,000 (the “Sep 2023 Notes”). The Sep 2023 Notes are convertible into the Aptorum Class A ordinary shares and have a maturity date that is 24 months from the issuance date, although upon such date the investor has the right to extend the term of the Sep 2023 Note for twelve (12) months or more or such term subject to mutual consent. The Sep 2023 Notes have an interest rate of 6% per annum and a conversion price of $2.42 per share. The Company has the right to repay the principal amount of the Sep 2023 Notes, but in the case of such prepayment it must be paid in cash, unless otherwise agreed by both parties. The Sep 2023

Note is secured by a first priority lien and security interest on certain shares that the Group owns (“Collateral”). Upon the Group’s disposal of all or a portion of the Collateral, the investor has the right, to request that the Group prepay the then-remaining outstanding balance of the Sep 2023 Note, in part or in full and the Group can make that payment in cash or in shares. The principal outstanding amount as of the date hereof is $3,000,000. On September 11, 2025, the parties agreed to extend the term of the Sep 2023 Note for an additional 12 months; the parties also agreed to amend the terms of the Sep 2023 Note such that Jurchen, at is sole discretion, shall be permitted to convert the Sep 2023 Note upon three days written notice.

Employment Agreements

We entered into Appointment Letters with each of our executive officers. The terms of the Appointment Letters for each of our executive officers are consistent with each other, except with regard to the individual’s compensation, term of employment and duties and responsibilities, the latter of which coincides with the standard functions normally associated with the given position. In addition to setting forth the individual compensation and such, the appointment letters contain the following material terms:

We may terminate employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. We may also terminate an executive officer’s employment without cause upon three-month advance written notice. In such case of termination by us, we will provide severance payments to the executive officer as expressly required by applicable law of the jurisdiction where the executive officer is based. The executive officer may resign at any time with three-month advance written notice.

Each executive officer has agreed to hold, both during and after the termination or expiration of his or her Appointment Letter, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our clients or prospective clients, or the confidential or proprietary information of any third-party received by us and for which we have confidential obligations.

In addition, each executive officer has agreed to be bound by non-solicitation and non-compete restrictions during the term of his or her employment and typically for one year following the last date of employment. Specifically, each executive officer has agreed not to (i) solicit or entice away from the Company, any person, firm, company or organization that is or shall have been at any time within 12 months prior to termination of employee a customer, client, identified prospective customer or client of the Company or in the habit of dealing with the Company; (ii) employ, solicit or entice away from the Company any person who is or shall have been on the date of or within 12 months prior to termination of employment an employee of the Company; or (iii) assume employment with or provide services to, or otherwise engage in income generating activities with any of our competitors, or engage, whether as principal, partner, licensor or otherwise, any of our competitors, without our express consent.

Some of our Appointment Letters also provide for the executive officer to participate in our mandatory provident fund, which is similar to a pension fund.

Effective on November 27, 2023, we re-appointed Mr. Huen as Chief Executive Officer and Executive Director whereas all other previous employment terms and conditions remain unchanged. Under the previous appointment letter, we paid Mr. Huen approximately USD27,308 per month. The appointment letter can be earlier terminated by either party with two-months’ written notice.

Effective on August 8, 2024, we appointed Mr. Wong as our Head of Finance. Under the appointment letter, the appointment carry no remuneration but is subject to change based on subsequent discussion between Mr. Wong and the Company. The appointment letter can be earlier terminated by either party with one-month’ written notice.

INFORMATION ABOUT DIAMIR

Unless otherwise stated, all references to “DiamiR,” and similar designations in this section refer to DiamiR Biosciences Corp, a Delaware corporation, and its wholly-owned subsidiary DiamiR, LLC a private Delaware limited liability company.

Overview

DiamiR Biosciences Corp. (“DiamiR”) is a molecular diagnostic company focused on developing minimally invasive tests for early detection and monitoring of Mild Cognitive Impairment, Alzheimer’s, Parkinson’s, other neurodegenerative diseases, and cancer. The proprietary technology developed at DiamiR is based on quantitative analysis of circulating organ-enriched microRNAs in plasma. Short-term objectives of DiamiR include the development of Lab-Developed tests (LDTs) under CLIA guidelines based on the identified miRNA expression signatures. The tests will be used for screening, patient stratification, as well as disease and treatment monitoring.

DiamiR was incorporated in Delaware on June 16, 2014, and primarily operates through its wholly-owned subsidiary, DiamiR, LLC, which was incorporated as a limited liability company in Delaware on September 17, 2009. In October 2014, DiamiR entered into a Share Exchange Agreement with DiamiR, LLC, pursuant to which DiamiR acquired 100% of the issued and outstanding units of DiamiR, LLC in exchange for 4,282,000 shares (100%) of DiamiR’s common stock (the “Share Exchange”), and DiamiR, LLC became a wholly-owned subsidiary of DiamiR. The Share Exchange was recognized as a combination of entities under common control as both DiamiR, LLC and DiamiR have been controlled before and after the transaction by the same shareholders.

In July 2025, the Company entered into a definitive merger agreement with Aptorum Group Limited, a publicly traded Cayman Islands company (“Aptorum”). Pursuant to the merger agreement, if completed, shareholders of the Company would receive shares of the surviving company’s common stock in a share exchange. Under the merger agreement, the Company’s outstanding convertible notes are expected to be converted to shares of the surviving company’s common stock. Concurrent with the execution of the merger agreement, the companies entered into a management service agreement and a license agreement through earlier of the closing of the merger or March 31, 2026, under which the Company will provide certain development services to Aptorum. In addition to the requirement of obtaining Aptorum shareholder approval, the closing of the merger is subject to the satisfaction or waiver of each of the other closing conditions set forth in the merger agreement and therefore, it is possible that the merger may not occur.

DiamiR has incurred net losses in each year since its inception, including net losses of $743,235 and $614,405 for the years ended May 31, 2025 and 2024, and $409,955 in the six months ended November 30, 2025. At November 30, 2025, DiamiR had an accumulated deficit of $6,232,526, primarily due to operating expenses. DiamiR has devoted most of its financial resources to conducting studies on analysis of circulating organ-enriched miRNA biomarkers and building its patent portfolio. DiamiR has not completed development of any product candidate and has therefore not generated any revenues from product sales. Because of the numerous risks and uncertainties associated with the development of DiamiR’s LDTs, DiamiR is unable to accurately predict the timing or amount of increased expenses or when, or if, DiamiR will be able to achieve or maintain profitability. DiamiR expects to incur increased expenses as it conducts its clinical studies. DiamiR also expects an increase in its expenses associated with creating additional infrastructure (including hiring additional personnel) to develop and launch CogniMIR® and support operations. As a result, DiamiR expects to continue to incur net losses and negative cash flows for the foreseeable future. These net losses and negative cash flows have had, and will continue to have, an adverse effect on DiamiR’s stockholders’ equity and working capital.

To date, DiamiR has financed its operations through grant funding, including SBIR grants of approximately $9.7 million, an Alzheimer’s Drug Discovery Foundation (ADDF) Award of $492,000, the sale of DiamiR equity securities to its founders in the total aggregate amount of $350,000 and borrowings from its founders in the total aggregate amount of $1,075,000. In addition, while DiamiR has not earned revenue from its planned primary operations, DiamiR has received fees for performing specified clinical and other testing services from commercial entities from time to time. DiamiR has not, however, received such fees since March 2022. The amount of DiamiR’s future net losses will depend, in part, on the rate of future growth of its expenses and DiamiR’s ability to generate revenues. If DiamiR is unable to develop and commercialize CogniMIR® or any other product candidates that it may seek to develop, either alone or with collaborators, or if revenues from any product candidate that receives marketing approval are insufficient, DiamiR will not achieve profitability. Even if DiamiR does achieve profitability, DiamiR may not be able to sustain or increase profitability.

Since inception, DiamiR has raised over $9.7 million in grant funding from government agencies and disease foundations. On October 1, 2020, DiamiR announced that it received two grants from the National Institutes of Health (NIH) in the total amount of approximately $3.86 million. The National Institute on Aging (NIA) awarded DiamiR approximately $3.36 million in a Commercialization Readiness Pilot (CRP) grant as part of its Small Business Innovation Research (SBIR) program. The award builds upon earlier studies conducted by DiamiR in collaboration with leading academic centers and continues to support development of CogniMIR®, DiamiR’s lead diagnostic product candidate for early detection and monitoring of mild cognitive impairment and AD. The second award of $498,572 was granted to DiamiR by the National Institute for Neurological Disorders and Stroke (NINDS) for a project entitled “Circulating Organ-enriched microRNAs as biomarkers of Rett Syndrome.” As of August 31, 2025, funding available under these grants has been exhausted.

The accompanying consolidated financial statements have been prepared assuming that DiamiR will continue as a going concern, which contemplates, among other things, the realization of assets and satisfaction of liabilities in the normal course of business. The consolidated financial statements do not include any adjustments that might be necessary if DiamiR is unable to continue as a going concern.

Recent Events

In August 2025, DiamiR received a Clinical Laboratory Evaluation Program (CLEP) Test Approval for its APOE Genotyping test from the New York State Department of Health (NYSDOH). The approval allows DiamiR to offer its APOE Genotyping molecular testing in blood, buccal swab, saliva, and tissue, through its CLIA certified, CAP accredited clinical laboratory by licensed healthcare providers in New York State and nationwide.

In May 2025, DiamiR entered into a fee-for-service agreement to perform exploratory blood biomarker testing for a life sciences company developing therapeutic agent for AD. DiamiR was compensated based on the number of samples tested and paid on achieving certain milestones related to the completion of analytical work on a percentage of samples in the study. The study was pre-clinical/research in nature and was not part of an FDA submission.

In May 2025, DiamiR successfully renewed its CT State and CLIA licenses after an inspection of its New Haven CT laboratory by State inspectors. These 2 licenses will expire on June 15, 2026 and April 13, 2027, respectively.

In April 2025, DiamiR began offering its microRNA biomarker testing services and updated its website to advertise this service to prospective biopharma customers. DiamiR’s biomarker testing services are fee for service laboratory testing and are considered to be R&D work. As such, these tests do not fall under LDT regulations specified by the FDA for commercial tests that are used for patient care and treatment decisions.

In April 2025, DiamiR successfully passed its CAP inspection and its accreditation was renewed for an additional 2 years until April 13, 2027.

In April 2025 and June 2025, DiamiR amended the convertible note with Kira Sheinerman, one of its founders and the Executive Director, such that the founder loaned DiamiR additional $100,000 and $150,000, respectively.

In September 2025, DiamiR issued a 10% convertible note due December 31, 2026 to an investor for loan proceeds of $100,000.

Cyber Attack

In September 2025, DiamiR discovered a cyber-attack in which unauthorized persons gained access to DiamiR email service accounts and attempted to influence senders to initiate or misdirect electronic funds transfers. DiamiR believes the basis of the attack was targeted phishing. DiamiR believes it detected the fraudulent activity quickly and several such attempts were denied. However, DiamiR experienced financial losses from one successful attempt, which amounted to less than $25,000, net of recoveries.

DiamiR believes that its internal operating systems, its stored data and its other online services were not affected. Due to the nature and scope of the event, DiamiR expects no substantial direct or indirect impact from related regulatory actions or litigation or from disruptions to operations, business relationships or overall company reputation.

DiamiR’s investigation of the event, and its immediate response, consisting primarily of reinforcement of practices and installation of additional software and services, was substantially concluded in September 2025. However, future related attacks and discovery of related impacts may continue. If DiamiR learns more about the source of the attack and its implications, it will disclose such details in future amendments to this proxy statement/prospectus. DiamiR believes phishing is a significant prevalent and evolving cyberthreat and expects to continually enhance its systems, policies and practices to prevent, detect and mitigate similar future events.

Financial Operations Overview

Revenue

In 2010, DiamiR began the process of developing CogniMIR®. To date, DiamiR has primarily earned revenue from grants and have not generated any product revenue other than revenues from research testing services for third parties and other revenue generated for performing laboratory services DiamiR previously provided to Interpace Biosciences, Inc. (“Interpace”). DiamiR’s ability to generate product revenue, which it does not expect to occur until at least second half 2025, if ever, will depend heavily on DiamiR’s ability to comply with regulatory requirements for, and to commercialize successfully, CogniMIR® and other tests in development.

Total Operating Expense

Total operating costs and expenses consisted primarily of analyzing samples and clinical data associated with revenues from research testing services performed, patent costs and general and administrative costs.

Results of Operations

Six Months Ended November 30, 2025 and November 30, 2024

	For the Six-Months Ended		Change
	November 30, 2025	November 30, 2024
Statement of Operations Data:
Service revenue	$130,355	$—	$130,355
Grant revenue	—	442,820	(442,820)
Total revenue	130,355	442,820	(312,465)
Cost of service revenue	93,016	—	93,016
Research and development	197,029	401,208	(204,179)
General and administrative	776,292	274,404	501,888
Total operating costs and expenses	1,066,337	675,612	390,725
Loss from operations	(935,982)	(232,792)	(703,190)

Other income (expense)
Other income	408,638	—	408,638
Interest expense	(57,157)	(38,839)	(18,318)
Total other expense	351,481	(38,839)	390,320

Net loss before income taxes	(584,501)	(271,631)	(312,870)
Income (benefit) expense	(174,546)	10,901	(185,447)
Net loss	$(409,955)	$(282,532)	$(127,423)

Revenue

In the six months ended November 30, 2025, DiamiR recorded $130,355 of service revenue under an agreement to perform exploratory blood biomarker testing for a life sciences company developing therapeutic agent for AD. DiamiR was compensated based on the number of samples tested and paid on achieving certain milestones related to the completion of analytical work on a percentage of samples in the study.

Grant revenue was $0 for the six months ended November 30, 2025 compared to $442,820 for the six months ended November 30, 2024. Since inception, DiamiR has earned a substantial portion of its revenue from grants from government agencies and disease foundations. In the six months ended November 30, 2024, Diamir recorded $442,820 of revenue from the National Institutes of Health (NIH) for DiamiR’s CogniMIR® product candidate. Diamir depleted available grant funding in January 2025. As of November 30, 2025, DiamiR has no remaining funds available under its grants.

Cost of service revenue

Cost of service revenue represents costs related to Diamir’s blood biomarker testing and includes the cost of consumables and employee compensation.

Research and Development Expenses

Research and Development expense was $197,029 for the six months ended November 30, 2025, compared to $401,208 for the six months ended November 30, 2024. The decrease reflects lower personnel costs from salary reductions and reduced other direct expenses for our CogniMIR® product candidate corresponding to the decrease in available grant funding. In addition, in the current-year period a greater portion of fixed employee compensation represented cost of services and general and administrative expenses.

General and Administrative Expenses

General and Administrative expense was $776,292 for the six months ended November 30, 2025 compared to $274,404 for the six months ended November 30, 2024, primarily reflecting approximately $444,000 of professional and consulting fees related to financing and merger activities and an increase in the portion of CEO compensation allocable to general and administrative activities, partially offset by decreases in other expenses. In the six months ended November 30, 2024, similar professional and consulting fees associated with Diamir’s planned initial public offering of stock had been deferred to future periods.

Other income

Other income reflects income from Diamir’s management services agreement signed in July 2025 with Aptorum Group Limited for certain research and administrative activities performed prior to any closing of the companies’ definitive merger agreement.

Interest Expense

Interest expense primarily relates to interest accrued and the amortization of discounts on loans obtained from founders. Interest expense was $57,157 for the six months ended November 30, 2025 compared to $38,839 for the six months ended November 30, 2024. The increase reflects additional loans received from the founders in the intervening periods and increase discount amortization.

Income Taxes

In its fiscal years ended May 31, 2023, May 31, 2024 and May 31, 2025, Diamir’s income tax expense reflected a provision for uncertain tax positions related to research and development expenses. On July 4, 2025, H.R.1, the One Big Beautiful Bill Act (“OBBBA”) was enacted in the United States, eliminating the requirement under Internal Revenue Code Section 174 to capitalize and amortize U.S.-based research and experimental expenditures. In the six months ended November 30, 2025 DiamiR reversed its previously-accumulated provisions.

The unaudited financial information set forth above is subject to adjustments that may be identified when audit work is performed on the Company’s year-end financial statements, which could result in significant differences from this unaudited financial information.

Years Ended May 31, 2025 and 2024

	For the Years Ended May 31,		Change
	2025	2024
Statement of Operations Data:
Grant revenue	$531,729	$1,319,531	$(787,802)
Other revenue	100,000	—	100,000
Total revenue	631,729	1,319,531	(687,802)

Operating costs and expenses
Research and development	650,591	1,156,860	(506,269)
General and administrative	624,388	614,074	10,314
Total operating costs and expenses	1,274,979	1,770,934	(495,955)
Loss from operations	(643,250)	(451,403)	(191,847)

Other expense
Interest expense	82,046	48,599	33,447
Total other expense	82,046	48,599	33,447

Net loss before income taxes	(725,296)	(500,002)	(225,294)
Income taxes	17,939	114,403	(96,464)
Net loss	$(743,235)	$(614,405)	$(128,830)

Revenue

Grant revenue was $531,729 for the year ended May 31, 2025 compared to $1,319,531 for the year ended May 31, 2024. The decrease was due to lower reimbursable direct labor, consulting and other development expenses for DiamiR’s CogniMIR® product candidate corresponding to the depletion of available grant funding in January 2025. As of May 31, 2025, DiamiR has no remaining funds under its grants and grant revenues will decrease significantly or cease in future periods.

Other revenue in the year ended May 31, 2025 consists of nonrecurring fees from a non-customer under a material transfer agreement.

Research and Development Expenses

DiamiR expenses the cost of research and development as incurred. Research and development expenses comprise costs incurred in performing research and development activities, including salaries and benefits, stock-based compensation, contracted services, and other external costs. Personnel costs include the majority of compensation paid to DiamiR’s Chief Executive Officer, representing his participation in research and development activities.

Research and Development expense was $650,591 for the year ended May 31, 2025, compared to $1,156,860 for the year ended May 31, 2024. The decrease reflects a decrease of approximately $214,000 in salaries and benefits from employee salary reductions, a decrease of approximately $159,000 in stock based compensation expense, and decrease in other direct expenses for our CogniMIR® product candidate, corresponding to the decrease in available grant funding. Decreased stock-based compensation primarily reflects greater vesting of options to DiamiR’s Chief Executive Officer in the year ended May 31, 2024.

General and Administrative Expenses

General and administrative expenses consist primarily of professional fees for legal, consulting, auditing, and tax services, patent costs and personnel costs, including stock based compensation. Other general and administrative expenses include facility and office expenses, conference fees and travel.

General and Administrative expense was $624,388 and $614,074 for the years ended May 31, 2025 and 2024, respectively. In the year ended May 31, 2025, DiamiR expensed approximately $151,000 of deferred offering costs, which was partially offset by decreased employee compensation and consulting fees in the period.

Interest Expense

Interest expense relates to interest accrued and the amortization of discounts on loans obtained from founders. Interest expense was $82,046 for the year ended May 31, 2025 compared to $48,599 for the year ended May 31, 2024, The increase reflects additional loans received from the founders during the periods.

Income Tax Expense

Income Tax expense was $17,939 and $114,403 for the years ended May 31, 2025 and 2024, respectively, and reflects a provision for uncertain tax positions related to research and development expenses. Lower income tax expense for the year ended May 31, 2025 reflects the impact of lower grant revenue in the period.

On July 4, 2025, H.R.1, the One Big Beautiful Bill Act (“OBBBA”) was enacted in the United States. The OBBB eliminates the requirement under Internal Revenue Code Section 174 to capitalize and amortize U.S.-based research and experimental expenditures over five years, making these expenditures fully deductible in the period incurred, among other provisions. The Company is currently evaluating the impact on its consolidated financial statements of the provisions of the OBBBA, which may result in a significant reduction of recorded income tax liabilities. The provisions were not effective as of May 31, 2025 and their effects, if any, are expected to be recorded in the Company’s consolidated financial statements for the year ending May 31, 2026.

Liquidity and Capital Resources

Sources of Liquidity

To date, DiamiR has generated minimal revenue from its planned principal operations. DiamiR has funded its operations to date primarily through grant funding, an equity investment from Alzheimer’s Drug Discovery Foundation, sales of its equity securities to DiamiR’s founders and borrowings from DiamiR’s founders.

SBIR Grants

Since DiamiR’s inception, it has raised over $9.7 million in grant funding from government agencies and disease foundations, including the following two grants. In October 2020, DiamiR received two grants from the National Institutes of Health (NIH) in the total amount of approximately $3.86 million. The National Institute on Aging (NIA) awarded DiamiR approximately $3.36 million in a Commercialization Readiness Pilot (CRP) grant as part of its Small Business Innovation Research (SBIR) program. The award supported development of CogniMIR®, DiamiR’s lead diagnostic product candidate for early detection and monitoring of mild cognitive impairment and AD. The second award of $0.5 million was granted to DiamiR by the National Institute for Neurological Disorders and Stroke (NINDS) for a project entitled “Circulating Organ-enriched microRNAs as biomarkers of Rett Syndrome.” As of May 31, 2025, DiamiR had received and applied all of its existing grant funding. DiamiR expects net cash used in operating activities may increase significantly in future periods as a result of unfunded research and development expenses.

Founders Equity

DiamiR was capitalized by its two founders with a cash contribution by one of its founders of $250,000 for 2,200,000 shares of common stock and a non-cash contribution by the other founder for 2,000,000 shares of common stock. The non-cash contribution consisted of all of the founders’ rights, title, and interest in any intellectual property, proprietary property or other property of a similar nature related to the business to be conducted by DiamiR involving methods of using small RNA from bodily fluids for diagnosis and monitoring of neurodegenerative diseases. Subsequent to founder’s initial investment, one of its founders made a cash contribution of $100,000 for 14,265 shares of common stock.

Founders Notes

In 2014, DiamiR issued convertible notes to two of DiamiR’s founders under which DiamiR borrowed an aggregate total of $425,000, which matured in July 2019. In July 2019, the notes were amended and the due dates for principal and accrued interest were extended to December 31, 2022. In March 2023, DiamiR cancelled the prior notes and entered into new notes with these same founders under which DiamiR borrowed an aggregate total of $492,016 (the “2023 Notes”); the 2023 Notes mature in December 31, 2026. The 2023 Notes have a 4% interest rate per annum, compounded monthly. The 2023 Notes are convertible, at the option of the holder, upon DiamiR’s next equity financing involving the Company’s sale of its equity securities to third party investors, including upon the closing of this Offering. Upon conversion, all unpaid principal and accrued unpaid interest on the 2023 Notes will be exchanged for DiamiR’s securities at the lowest per Share price for securities sold to third parties in the next equity financing.

Between March 2023 and June 2025, DiamiR amended and restated Kira Sheinerman’s note from time to time, to reflect additional loans during the period. Founder loans amounted to $200,000 and $300,000 in the years ended May 31, 2024 and 2025, respectively, and $150,000 in the six months ended November 30, 2025. As of November 30, 2025, the total amount outstanding under both founder notes was $1,122,313, including accrued interest.

There are no agreements with the founders with regard to any future financing.

Cash Flows

DiamiR’s net cash flow from operating, investing and financing activities for the six-month periods below were as follows:

	For the Six Months Ended
	November 30, 2025	November 30, 2024
Net cash (used in) provided by:
Operating activities	$(215,008)	$(145,861)
Investing Activities	(6,938)	—
Financing activities	250,000	200,000

Net increase in cash and cash equivalents	$28,054	$54,139

Operating Activities

Net cash used in operating activities for the six months ended November 30, 2025 primarily reflects $409,955 of net loss in the period, which included a non-cash adjustment to income taxes payable to reverse prior provisions for uncertain tax provisions. Net loss before income taxes of $584,501 was offset primarily by an increase in accounts payable and accrued expenses. In the six months ended November 30, 2025, DiamiR had no grant revenue following the exhaustion of prior grant funding, compared to $282,532 of grant revenue in the prior-year period.

Financing Activities

Net cash provided by financing activities was $250,000 for the six months ended November 30, 2025, representing $150,000 of proceeds from a founder loan and proceeds from a $100,000 convertible note issued to an investor. Proceeds from founder loans amounted to $200,000 in the six months ended November 30, 2024.

DiamiR’s net cash flow from operating, investing and financing activities for the annual periods below were as follows:

	For the Years Ended
	May 31, 2025	May 31, 2024
Net cash (used in) provided by:
Operating activities	$(313,440)	$(308,914)
Investing Activities	—	(1,278)
Financing activities	300,000	200,000
Net decrease in cash and cash equivalents	$(13,440)	$(110,192)

Operating Activities

Net cash used in operating activities for the year ended May 31, 2025 were comparable to the prior period as lower revenue was offset by lower costs. An increase in the Company’s net loss was offset by the collection of unbilled revenue and deferred revenue. The Company’s accounts payable and accrued expense balances increased in each year.

Financing Activities

Net cash provided by financing activities was $300,000 for the year ended May 31, 2025, representing proceeds from a founder loan. Proceeds from founder loans amounted to $200,000 in the year ended May 31, 2024.

Funding Requirements

DiamiR has not completed development of any of its product candidates. DiamiR expects to continue to incur operating losses in the foreseeable future. Subject to receiving additional financing, it anticipates that its expenses will increase substantially due to continued development of CogniMIR®,, increased development activities for pipeline projects and planned commercialization efforts.

DiamiR expects that its existing cash and cash equivalents, and anticipated interest income, will not enable it to complete its development of CogniMIR®. DiamiR’s forecast of the period of time through which its financial resources will be adequate to support its operations is a forward-looking statement and involves risks and uncertainties, and actual results could vary as a result of a number of factors, including the factors discussed in the section entitled “Risk Factors” and elsewhere in this proxy statement/prospectus. DiamiR has based this estimate on assumptions that may prove to be wrong, and it could utilize its available capital resources sooner than currently expected.

DiamiR’s future funding requirements, both near- and long-term, will depend on many factors, including, but not limited to:

•        the initiation, progress, timing, costs, and results of clinical validation for CogniMIR®

•        the terms and timing of any future collaboration, licensing, or other arrangements that DiamiR may establish;

•        the outcome, timing, and cost of meeting regulatory requirements;

•        the cost of obtaining, maintaining, defending, and enforcing intellectual property rights, including patent rights;

•        the effect of competing technological and market developments;

•        market acceptance of CogniMIR® if DiamiR meets regulatory requirements for its commercialization; and

•        the extent to which DiamiR acquires, licenses, or invests in businesses, products or technologies.

Until DiamiR can generate a sufficient amount of revenue from CogniMIR® and related services and products, if ever, DiamiR expects to finance future cash needs through public or private equity offerings, debt financings or grants. Additional funds may not be available when needed on terms that are acceptable to DiamiR, or at all. If adequate funds are not available, DiamiR may be required to delay, reduce the scope of or eliminate its commercialization efforts. To the extent that DiamiR raises additional funds by issuing shares of common stock, its shareholders may experience additional dilution, and debt financing, if available, may involve restrictive covenants. To the extent that DiamiR raises additional funds through collaborations and licensing arrangements, it may be necessary to relinquish some rights to its technologies or its product candidates or grant licenses on terms that may not be favorable to DiamiR. DiamiR may seek to access the public or private capital markets whenever conditions are favorable, even if DiamiR does not have an immediate need for additional capital at that time.

DiamiR does not expect CogniMIR® to be commercially available with reimbursement in place before fiscal 2027, if at all. DiamiR will need to raise substantial additional capital to complete the development and commercialization of CogniMIR®. Because successful development of CogniMIR® is uncertain, DiamiR is unable to estimate the actual funds required to complete research and development and commercialize CogniMIR®. DiamiR also will need to raise substantial additional capital to complete the development and commercialization of other products currently in development.

Going Concern

DiamiR has a limited operating history and incurred net losses of $743,235 and $614,405 for the years ended May 31, 2025 and 2024, respectively, and $409,955 in the six months ended November 30, 2025. DiamiR used net cash of $313,440 in the year ended May 31, 2025 and $215,008 in the six months ended November 30, 2025 for operating activities. The accompanying consolidated financial statements have been prepared assuming DiamiR will continue as a going concern, which contemplates, among other things, the realization of assets and satisfaction of liabilities in the normal course of business. These conditions raise substantial doubt about DiamiR’s ability to continue as a going concern within twelve months after the date of the consolidated financial statements.

Since the inception of DiamiR in December 2009, the operations of DiamiR has been funded primarily through grant funding, primarily received through the U.S. Department of Treasury and the National Institutes of Health (“NIH”), as well as capital contributions of the founders of DiamiR. Management believes this capital is insufficient to fund DiamiR’s operations for the next twelve months. Management does not anticipate that DiamiR’s existing working capital alone will be sufficient to fund its operations through the successful development and commercialization of products. As a result, DiamiR will need to raise additional capital to fund its operations and continue to conduct activities to support its product development and commercialization activities. Management may raise additional funds by way of a public or private offering or may be awarded additional grants.

Management cannot be certain that additional funding will be available on acceptable terms, or at all. To the extent that DiamiR raises additional funds by issuing equity securities, DiamiR’s shareholders may experience significant dilution. Any debt financing, if available, may involve restrictive covenants that impact DiamiR’s ability to conduct business. If DiamiR is not able to raise additional capital when required or on acceptable terms, DiamiR may have to (i) significantly delay, scale back or discontinue the development and/or commercialization of one or more product candidates; (ii) seek collaborators for product candidates at an earlier stage than otherwise would be desirable and on terms that are less favorable than might otherwise be available; or (iii) relinquish or otherwise dispose of rights to technologies, product candidates or products that DiamiR would otherwise seek to develop or commercialize.

The consolidated financial statements do not include any adjustments that might be necessary if DiamiR is unable to continue as a going concern.

Critical Accounting Policies and Significant Judgments and Estimates

DiamiR’s management’s discussion and analysis of financial condition and results of operations is based on its consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles, or GAAP. The preparation of DiamiR’s consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses and related disclosure of contingent assets and liabilities. On an ongoing basis, DiamiR evaluates our estimates based on historical experience, known trends and events and various other factors, which management believes to be reasonable under the circumstances, the results of which form the basis for judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The notes to our unaudited consolidated financial statements included herein and our audited consolidated financial statements included herein, contains a summary of DiamiR’s significant accounting policies. DiamiR considers the following accounting policies and estimates critical to the understanding of the results of its operations.

Founder Contributions

DiamiR was capitalized by its two founders with a cash contribution by one of its founders of $250,000 for 2,200,000 shares of common stock and a non-cash contribution by the other founder for 2,000,000 shares of common stock.

The founders subsequently made contributions to DiamiR in the form of uncompensated services and loans bearing interest at interest rates DiamiR believes to be below market value. DiamiR recorded disounts on the notes as additional paid-in capital.

Grants Received from Government Agencies

Research and development grants received from government institutions are recognized as revenue as related research obligations are performed, with qualified expenses classified as expenses. If grant funds are received in advance of performance, they are initially recognized as liabilities, to the extent they are refundable. As of November 30, 2025, Diamir has used all of its available grant funding.

Stock-based compensation

DiamiR maintains two stock option plans, under which shares are available for issuance of stock-based awards under terms established by the board of directors. Through May 31, 2025, awards under the plans generally consisted of options with exercise prices equal to fair market value, vesting and service conditions of 18 months to three years without market or performance conditions and ten-year lives. Options granted in the year ended May 31, 2023, for an aggregate of 246,000 shares are subject to vesting conditions related to research and financing milestones. As of May 31, 2025, no shares remain available for future grants under the 2014 Stock Option Plan, which expired in September 2024, and 600,000 shares remain available for future grant under the 2024 Stock Option Plan. The number of shares available under the 2024 Stock Option Plan will increase by 2% per year or such lower number of shares as may be determined by the Company’s board of directors.

Stock-based compensation for acquiring goods or providing services is recognized at fair value when the goods are obtained or over the service period. If the award contains performance conditions, the measurement date of the award is the earlier of the date at which a commitment for performance by the non-employee is reached or the date at which performance is reached. A performance commitment is reached when performance by the non-employee is probable because of sufficiently large disincentives for nonperformance.

The following is an analysis of the stock option activity under the Plans between May 31, 2024 and May 31, 2025.

	Number	Weighted Average Exercise Price	Weighted Average Remaining Life
Outstanding May 31, 2023	557,450	$6.04
Granted	153,000	0.01
Exercised	—	—
Expired or forfeited	(198,500)	4.95
Outstanding May 31, 2024	511,950	$4.66
Granted	—	—
Exercised	—	—
Expired or forfeited	—	—
Outstanding May 31, 2025	511,950	$4.66	5.5 years
Exercisable May 31, 2025	263,450	$4.96	4.0 years

The weighted average grant-date fair value of stock options granted during the year ended May 31, 2024 was $7.00, based on the following weighted average assumptions:

Expected term in years	10
Expected volatility	81%
Risk-free interest rate	4.1%
Expected dividend yield	0%

In October 2023, DiamiR modified the terms of certain of its outstanding stock options representing an aggregate of 140,000 shares. These modifications included a reduction in exercise prices from $7.01 per share to $0.01 per share and the addition of performance and vesting conditions, not currently considered probable of achievement, related to corporate transactions.

In the year ended May 31, 2025, stock-based compensation expense amounted to $24,312, which is included in research and development expenses. In the year ended May 31, 2024, stock-based compensation expense amounted to $194,846, of which $182,912 is included in research and development expenses and $11,934 is included in general and administrative expenses.. As of May 31, 2025, there is no unrecognized stock-based compensation expense related to options for which vesting is considered probable. As of May 31, 2025, unrecognized stock-based compensation expense related to options for which vesting is not considered probable was $1,093,712.

In the year ended May 31, 2023, DiamiR issued 132,000 restricted stock units, vesting upon a change in control or public listing of DiamiR’s common stock. In the year ended May 31, 2024, concurrent with the modification of stock options described above, DiamiR terminated outstanding restricted stock units representing 44,000 shares. Vesting of the units is not considered probable and no compensation expense has been recognized through the year ended May 31, 2025. The grant-date fair value and unrecognized compensation expense as of May 31, 2023 related to the restricted stock units amounts to $652,080.

DiamiR issued 88,000 RSUs and 154,000 stock options in the fiscal year ending May 31, 2023 to our Chief Executive Officer as compensation for services, subject to certain vesting conditions. No compensation expense related to these awards has been recognized through November 30, 2025, as the vesting conditions were not considered to be probable of achievement for accounting purposes.

As of November 30, 2025, unrecognized stock-based compensation expense related to awards for which vesting is not considered probable was $1,093,712. As of November 30, 2025, unrecognized stock-based compensation expense related to restricted stock units for which vesting is not considered probable was $652,080. This compensation expense will be recognized in future periods if DiamiR determines the vesting conditions have become probable.

There was no stock option activity in the six months ended November 30, 2025.

Fair Value of Stock

Due to the absence of an active market for our common stock, the fair value of DiamiR’s stock was determined by its board of directors, based on the definition of ‘fair value’ in the FASB ASC Topic 820, Fair Value Measurement and Disclosures, which states that “fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” In arriving at a conclusion, the board reviewed and analyzed information provided by management, including financial information, business plans, and cost data, and collected and analyzed firm values and transactional data from comparable companies in the biotech industry. DiamiR evaluated several valuation approaches including an income approach (discounted cash flows or discounted market multiples), market approach (price/earnings, price/revenue, price/EBITDA) and an asset approach (tangible book value, net asset value, intangible total replacement cost) and selected the asset approach, utilizing replacement cost, as the best alternative to estimate the value of DiamiR’s member units.

The asset approach considers the accumulated value of all of its tangible and intangible net assets. The valuation approach used under the asset approach was the asset accumulation method. Its tangible assets and liabilities were measured at their carrying values since our tangible assets were primarily comprised of cash, recently purchased equipment and accounts payable. Our intangible assets were valued using a replacement cost new method, which measures the total cost, in current prices, to develop a new intangible asset having the same functionality or utility as the intangible asset. The replacement cost new method considers the following cost components: direct costs, indirect costs, the intangible asset developer’s profit, and an opportunity cost or entrepreneurial incentive (e.g., a measure of lost income opportunity cost during the development period adequate to motivate the development process). For this purpose, our costs included personnel costs, using national averages of the costs for the services provided, that were otherwise expensed in our Statements of Operations. The constructed replacement cost was then evaluated for physical, functional, and economic obsolescence. The enterprise value was calculated as the sum of the net tangible assets and the replacement cost of intangible assets. The per unit value was calculated by dividing the enterprise value by the number of outstanding member units, with the resulting value discounted for restrictions on resale and lack of marketability of the member units.

There are significant judgments and estimates inherent in the determination of the valuation method selected and of the inputs to the valuation method used to value our stock. While the assumptions used represent management’s best estimates, these estimates involve inherent uncertainties and the application of management’s judgment. As a result, if revisions are made to the underlying assumptions and estimates, the costs DiamiR recognize when issuing stock-based compensation for acquiring goods or providing services could vary significantly from period to period.

Laboratory Acquisition and Intangible Assets

On April 15, 2021, pursuant to an Asset Purchase Agreement, DiamiR acquired certain laboratory assets, facilities and operations from Interpace, a provider of molecular diagnostic tests. The total purchase consideration consisted of 42,820 shares DiamiR common stock with an estimated fair value of $300,000. At acquisition, $197,761 of the purchase price was allocated to laboratory certifications and licenses.

Certifications and licenses represent the laboratory’s CLIA certification and its state operating licenses and intangible assets, which are transferable together with other related acquired assets and operations under certain conditions. DiamiR intends to use the certification and licenses to provide future proprietary and other testing services and have not identified any plans, regulatory restrictions, competition, significant maintenance costs or other factors that would limit their useful lives. Accordingly, DiamiR considers them to be indefinite-lived assets and do not amortize them. It will periodically evaluate the assets for impairment and may record charges, if and when an impairment is identified based on changes in the factors described above or on future economic or operating developments. The estimated useful lives of the property and equipment is three to seven years.

Income Taxes

DiamiR evaluates uncertain tax positions based on the facts and circumstances that exist at each reporting period. Subsequent changes in judgment based upon new information may lead to changes in recognition, derecognition, and measurement. Adjustment may result, for example, upon resolution of an issue with the taxing authorities or expiration of a statute of limitations barring an assessment for an issue. The Company recognizes a tax benefit from an uncertain tax position when it is more-likely-than-not that it will be sustained upon examination by tax authorities. As of May 31, 2025, DiamiR’s income tax liability of $176,002 reflected unrecognized tax benefits related to current deductions for certain funded research and development expenses subject to interpretations of applicable tax law, in excess of available net operating carryforwards.

On July 4, 2025, H.R.1, the One Big Beautiful Bill Act (“OBBBA”) was enacted in the United States. The OBBB eliminating the requirement under Internal Revenue Code Section 174 to capitalize and amortize U.S.-based research and experimental expenditures over five years, making these expenditures fully deductible in the period incurred, among other provisions. DiamiR adjusted its recorded tax liability for the provisions of the law in the period it was enacted. Accordingly income tax (benefit) expense in the six months ended November 30, 2025 reflects the reversal of prior-period provisions for such unrecognized tax benefits.

Recently Issued Accounting Pronouncements

In November 2024, the FASB issued Accounting Standards Update No. 2024-03, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Topic 220): Disaggregation of Income Statement Expenses (“ASU 2024-03”). ASU 2024-03 requires additional disclosure of certain amounts included in the expense captions presented on the condensed consolidated statement of operations as well as disclosures about selling expenses. The ASU is effective on a prospective basis, with the option for retrospective application, for annual periods beginning after December 15, 2026 and interim reporting periods beginning after December 15, 2027. DiamiR is currently evaluating the impact of ASU 2024-03 on its condensed consolidated financial statements and related disclosures.

There are no other recently issued accounting pronouncements that DiamiR believes might have a material impact on its financial position or results of operations.

DIAMIR BUSINESS

DiamiR conducts all of its operations through its wholly-owned operating subsidiary, DiamiR, LLC (“DiamiR, LLC”), which is a molecular diagnostic company initially focused on development and commercialization of innovative blood-based tests for minimally invasive risk assessment and monitoring of Mild Cognitive Impairment (MCI), Alzheimer’s disease (AD), Parkinson’s disease (PD), and other neurodegenerative diseases (NDs). The proprietary technology developed at DiamiR is based on quantitative analysis of circulating organ-enriched microRNAs (miRNAs) in plasma, a class of molecules distinct from proteins; thus, this approach tests a separate biological pathway than traditional blood protein markers interrogate. The technology also can be applied to disease areas beyond NDs, including, a rare neurological and developmental disorder Rett syndrome, cancer, and inflammatory disorders, where DiamiR’s work is at an early stage.

DiamiR’s business objectives include the development of lab-developed tests (LDTs) under Clinical Laboratory Improvement Amendments (CLIA) and FDA oversight guidelines primarily based on the identified miRNA signatures, and potentially the development of blood protein biomarkers for risk stratification of cognitively unimpaired individuals vs MCI vs AD patients. DiamiR believes the tests will be used to facilitate enrollment of better-defined patient groups into clinical trials that are less heterogeneous than current practice affords, as well as for disease and treatment monitoring and screening. DiamiR believes clinical tests for risk stratification are a valuable tool for personalized medicine, allowing healthcare providers to allocate resources efficiently and deliver targeted interventions to those who are most likely to benefit.

The first test in the DiamiR’s pipeline, CogniMIR®, will be used to detect and determine risk of MCI, a heterogeneous condition characteristic of many NDs. Initially, CogniMIR® could be used by clinicians and researchers to screen patients for clinical studies aiming to prevent or to intervene early in the development of neurodegeneration.

DiamiR aims to follow the development of CogniMIR® with the development and commercialization of tests for early, specific identification and monitoring of AD, PD, other NDs, Rett syndrome, cancer, and potentially other diseases.

DiamiR’s Structure

DiamiR was incorporated in Delaware on June 16, 2014 and is headquartered in Princeton, New Jersey. DiamiR operates through its wholly-owned operating subsidiary, DiamiR, LLC (the “Subsidiary”) that was incorporated as a limited liability company in Delaware on September 17, 2009.

On October 1, 2014, DiamiR entered into a Share Exchange Agreement with DiamiR, LLC, pursuant to which DiamiR acquired 100% of the issued and outstanding units of DiamiR, LLC in exchange for 4,282,000 shares (100%) of DiamiR’s common stock (the “Share Exchange”), and DiamiR, LLC became a wholly-owned subsidiary of DiamiR. The Share Exchange is recognized as a combination of entities under common control as both DiamiR, LLC and DiamiR has been controlled before and after the transaction by the same shareholders. As such, the financial statements and financial information contained in this filing for prior years has been retrospectively adjusted as if the Share Exchange had occurred at the beginning of the earliest period presented.

Below is the chart showing DiamiR’s corporate structure:

DiamiR’s Strategy

DiamiR’s objective is to improve care for patients with NDs and other diseases by developing and commercializing innovative cost-effective blood-based tests for early detection and monitoring of pathology. To achieve this objective, DiamiR’s strategy is to:

Identify and validate blood-based miRNA biomarker signatures of different pathologies.    DiamiR selects candidate biomarkers among organ-enriched miRNAs detectable in blood. DiamiR has assembled a proprietary database that incorporates publicly available and proprietary data on a large number of miRNAs; DiamiR keeps this database up-to-date as new information becomes available.

•        DiamiR uses a highly sensitive method for miRNA qualification, quantitative real-time polymerase chain reaction (“RT-qPCR”), to measure plasma levels of candidate miRNA biomarkers. Quantitative reverse transcription polymerase chain reaction, also called RT-qPCR, is used to detect and quantify levels of miRNA. Extracted miRNA is first transcribed into complementary DNA (cDNA). The cDNA is then used as the template for the quantitative PCR or real-time PCR reaction (qPCR). In qPCR, the amount of amplification product is measured in each PCR cycle using fluorescent probe: miRNAs are detected and quantified by a SYBR® Green-based dye. The reaction contains a miRNA-specific primer and a primer that recognizes the universal tag sequence. mRNAs are quantified by SYBR Green- based real-time PCR using target-specific primers designed to detect targeted miRNAs in DiamiR’s panel.

•        DiamiR currently employs “biomarker pair” approach to adjust for effects not related to the disease, typically by measuring a miRNA from the region of an organ where the disease processes are most profound and comparing it to a miRNA from a part of the organ that is thought to be relatively stable throughout the disease. Thus, DiamiR normalizes for differences in miRNA transport to the blood, stability of miRNA, our laboratory procedures, etc. DiamiR has developed a proprietary custom software and is currently developing a second-generation software to support its LDTs in development. In July 2023, DiamiR announced entering into a service agreement with JADBio — Gnosis DA S.A (“JADBio”), a leading machine learning and AI tools provider, to use their machine learning based platform for analysis of our data and generation of additional algorithms, which are owned by DiamiR.

•        DiamiR has completed several proof-of-principle studies and established the 24-miRNA panel of brain-enriched and inflammation-associated miRNAs detectable in plasma as promising biomarkers of neurodegeneration.

•        DiamiR plans on initiating a clinical validation study to demonstrate the diagnostic performance of its assay using large cohorts of well-characterized clinical samples to satisfy CLIA and CAP requirements.

Many of its plasma samples are stored in -80°C freezers located at DiamiR laboratory and will be available to DiamiR when its clinical validation work begins. These freezers have temperature control monitors and automated alarms capable of informing, including remotely, DiamiR lab personnel of any malfunctions and temperature drops. DiamiR has multiple freezers available to it and can move samples if any freezer goes offline. Plasma samples stored at -80°C remain stable and usable for years.

Offer well characterized protein biomarker tests.    Over the past 15 years, significant progress has been made in the development of blood protein markers as valid diagnostic markers for MCI and AD, and recently as surrogate markers for disease monitoring and therapeutic response measurements. These biomarkers play critical roles in AD pathology and as such are useful diagnostic targets:

APOE Genotype
APOE4
Amyloid
Aβ 42/40
Tau
p-tau 181;
p-tau 217;
p-tau-231
Vascular
VCAM-1;
ICAM-1
Growth Factors & Hormones
BDNF;
HSD-1
Omics
Transcriptomics;
Proteomics;
Metabolomics;
Lipidomics
Fluid Biomarker of Alzheimer's Disease
Genetics & Genomics
Mutations;
Genetic Hazard Scores
Inflammation
YKL-40;
sTREM2;
GFAP
Synaptic Plasticity
Neurogranin;
Synaptotagming;
SNAP-25
Neurodegeneration
NfL;
t-tau;
VILIP-1
Oxidative Stress
Isoprostanes;
Neuroprostanes;
U-p53

Alzheimer’s disease is characterized by the accumulation of extracellular amyloid β (Aβ) plaques, intraneuronal inclusions (neurofibrillary tangles) composed of truncated and phosphorylated forms of the microtubule-stabilizing protein tau, dystrophic neurites, loss of synapses and neurons, and a prominent gliosis that involves changes in the morphology and function of microglia and astrocytes. Currently, validated biomarkers exist for amyloid pathology (Aβ positron emission tomography [PET] and the ratio of Aβ42 over Aβ40 peptides) and Aβ in cerebrospinal fluid [CSF Aβ42/Aβ40]). Also, pTau-181 and pTau-217 proteins have been gaining attention as potential biomarkers of tau dysfunction/aggregation and amyloid pathology for differential diagnosis of AD and MCI. These protein targets are involved in biological pathways that are different, but potentially synergistic, with DiamiR’s miRNA testing platform.

DiamiR believes that offering biomarker testing will be critical in securing biopharma contract research work, while concurrently it has the potential to improve the clinical performance of DiamiR’s CogniMIR® test by combining miRNA with blood protein markers. Specifically, DiamiR would offer its panel of miRNA and protein biomarkers to help identify and select MCI and early dementia participants for clinical studies. DiamiR could potentially use its assay to monitor progression and drug response in the studies as well.

DiamiR’s understanding of the market indicates a strong demand for such testing services from drug development companies. Clinical research collaborations with industry offer near-term revenue opportunity for DiamiR. Biopharma Services can incorporate DiamiR’s classifiers and customized panels of miRNA and protein biomarkers that address different scientific questions depending on disease stage (e.g. preclinical, prodromal, and/or mild/moderate), drug target (e.g. associated with synaptic dysfunction, neuroinflammation, vascular component, etc.), target population (e.g. amyloid-positive/APOE carriers), and intended use (e.g. screening and/or monitoring in clinical trials). These customized projects offer the potential, when appropriate, for new joint IP to be generated and for companion diagnostic test development. Additionally, they will provide revenue to support the expansion in operational capacity of DiamiR.

Optimize blood collection methodology.    Currently, DiamiR uses plasma, separated from whole blood at the clinical site of collection, as DiamiR’s primary source of liquid biopsy material to extract miRNA from subjects and for clinical testing. While suitable for clinical trial support and biopharma services, this methodology can be further improved for physician offices setting to improve customer adoption and DiamiR is currently exploring options that would allow shipment of whole blood from collection sites to its lab, where DiamiR laboratory staff would spin down the plasma for use in CogniMIR® panel. DiamiR is testing a number of collection tubes, preservatives and extraction methods to identify the optimal collection and shipping conditions for the clinical commercial version of its test.

Classifier and algorithm development.    DiamiR is in the process of developing a second generation software to support its LDTs in development. DiamiR is expanding the capabilities of its current proprietary analytical software by adding Machine Learning and AI capabilities to it and training its classifier to optimize its performance.

DiamiR began this initiative in July 2023 through a service agreement with JADBio (jadbio.com), pursuant to which DiamiR purchased a nonexclusive, non-assignable, non-sublicensable, license to use its Automated Machine Learning (AutoML) Platform and Services (the “JB License”) for development of predictive models based on DiamiR microRNA panels and other factors for risk assessment in Alzheimer’s disease and Rett syndrome. Their AutoML tools allows for supervised learning, developing methods falling in the class of feature selection (a.k.a., variable selection or attribute selection), which in turn can be coupled with predictive modeling algorithms to identify (bio) signatures, defined as minimal-size subsets of molecular and other biological measurements that collectively lead to optimal predictions. Initially DiamiR’s focus will be on training and optimizing a miRNA panel and demographic risk factors, such as sex and age. Next, DiamiR will introduce protein biomarkers to the classifier, re-training it to identify additional risk of progression information. There are no guarantees that DiamiR’s AI/ML work will result in a working algorithm(s) or that the algorithms DiamiR develops will prove to be accurate. DiamiR relies on available statistical approaches and their derivatives for our data analysis needs. The tools currently available to DiamiR do not guarantee a positive outcome.

JADBio is a vendor, similar to other vendors with which DiamiR can work; any data DiamiR generate belongs to DiamiR. DiamiR’s contract with JADBio expired in 2024 and DiamiR chose not to renew it at this time.

Develop proprietary LDTs in DiamiR’s CLIA-certified laboratory. DiamiR hs the capacity to process between about 3500 – 5500 tests per year. DiamiR plans on introducing automation and robots into its lab operations to increase capacity, reduce turn-around-time (TAT), improve efficiency, drive lower COGS, and reduce overhead expenses. DiamiR closely monitors FDA and congressional action around LDT statutes and will adjust its strategy accordingly.

Drive early adoption of the tests based on establishing collaborations with leading academic centers and industrial partners to ensure strong support for the tests from Key Opinion Leaders (KOLs) at launch. DiamiR also aims to continue and to expand relationships with key associations, such as Alzheimer’s Association, Alzheimer’s Drug Discovery Foundation (ADDF), Gates Ventures, and International Rett Syndrome Foundation (IRSF). DiamiR has participated in, and plans on attending and presenting our work at key symposiums and conferences, such as Alzheimer’s Association International Conference (AAIC), Clinical Trials on Alzheimer’s Disease (CTAD), AD/PD Alzheimer’s & Parkinson’s Diseases Conference, Child Neurology Society (CNS) meeting and publish its work in high profile peer-reviewed journals.

Implement a robust commercial strategy aimed at securing coverage and contracting with Medicare and private payors. Publishing evidence of DiamiR’s tests’ validity and utility will drive its clinical work which in turn will power DiamiR’s reimbursement efforts.

Work closely with licensing and regulatory agencies to ensure that clinical validity and utility of the tests satisfy all necessary requirements and quality control standards. These include maintaining licenses with States department of Health, CLIA and College of American Pathology (CAP).

Build a pipeline/portfolio of early detection and risk assessment tests in Brain health and other indications, including tests for Rett syndrome, and gastrointestinal (GI) and pulmonary (lung) cancers.

In addition to DiamiR’s CogniMIR test for AD, it is developing a miRNA-based assay for monitoring of progression and severity of Rett Syndrome; a panel of blood protein biomarkers for MCI and AD; a blood-based miRNA test for Glioblastoma, an aggressive form of brain cancer; and miRNA panels for lung and GI malignancies.

The following table sets forth the current clinical status and next development steps for DiamiR’s current “lead products,” along with the date DiamiR currently believes it will complete such next step towards launching the tests in clinical practice setting.

Product/Indication	Status	Next Step	Estimated Completion Date of Next Step(1)
APOE Genotyping Test/AD(2)	Validated	Ready for commercial launch	Completed
CogniMIR®/MCI & AD	Test Optimization	Clinical Validation Study	2027
RETT Syndrome Test	Clinical Validation Study	Pre-Commercial Activities	2027
Blood Protein Biomarker Panel/MCI & AD(3)	Vendor/Platform Selection	Analytical Validation Study	2026
Glioblastoma Panel	Proof-of-Concept Study	Analytical Validation Study	2026
Pulmonary Cancer Panel	Proof-of-Concept Study Completed	Analytical Validation Study	TBD
GI Cancer Panel	Proof-of-Concept Study Completed	Analytical Validation Study	TBD

____________

(1)      This is DiamiR’s current estimated completion date for the tasks listed as “next steps” in the table above and is subject to the closing of the merger and the availability of future financing.

(2)      This is a commercial test available through multiple vendors that DiamiR has analytically validated in its lab under CLIA requirements, but the current plan is to launch it in conjunction with CogniMIR®, as either a standalone product or part of the CogniMIR® panel.

(3)      Multiple vendors offer commercial kits for a number of blood protein markets; once DiamiR chooses an appropriate kit/vendor, it will analytically validate those selected kits in its labs under CLIA regulations.

Typically, DiamiR’s diagnostic tests go through the standard set of steps outlined below to evaluate their potential as a marketed product, which we use to satisfy the CLIA and FDA’s clinical requirements. The data generated through these steps becomes part of the premarket submission and as explained below, the FDA implemented New Rules (as defined below), which include quality systems and reporting requirements, for which DiamiR will hire outside consultants and experts to help ensure that DiamiR is satisfying those requirements.

Step 1:

Proof-of-Concept Study. In this phase, potential target analytes are identified and a plan for their detection is developed. In DiamiR’s case, DiamiR focuses on miRNAs, and through literature searches and its own accumulated knowledge base identifies target miRNAs for a specific indication. Once the target list is finalized, DiamiR checks the feasibility of testing for the expression of the target miRNAs and use synthetic controls to develop a working assay.

Step 2:

Analytical Validation Study. In this step DiamiR’s goal is to determine key analytical validation metrics, as required by CLIA guidelines, for the pipeline product. Using synthetic controls and/or call lines and clinical samples DiamiR establishes:

•        Accuracy

•        Precision

•        Reproducibility; and

•        Reportable ranges for the assay.

DiamiR will also run the assay by multiple operators over different days to establish the test’s inter and intra-run reproducibility metrics.

Test optimization refers to finalizing the testing parameters and locking in the Standard Operating Procedures (SOPs) and finalizing algorithms used to analyze the raw data from DiamiR’s runs.

Step 3:

Clinical Validation Study. In this step, the tests’ performance characteristics will be determined using clinical samples with known outcomes. By comparing DiamiR’s test results with clinical outcomes, DiamiR determined the assays:

•        Clinical Accuracy

•        Area Under the Curve (AUC, a measure of difference between diseased and non-diseased samples)

•        Sensitivity (a measure of Test’s ability to designate an individual with disease as positive)

•        Specificity (a measure of Test’s ability to designate an individual who does not have a disease as negative)

•        Negative Predictive Value (NPV)

•        Positive Predictive Value (PPV)

A test with robust Clinical Validation results can be made commercially available.

Once a test has successfully completed all three steps noted above, it can be commercialized. However, a producer/manufacturer may decide not to move to commercialize the test until it receives sufficient reimbursement coverage.

Validating a test to ensure it is ready for launch requires clinical evidence and FDA clearance; commercializing a product requires reimbursement from CMS/Medicare and private insurance companies, as tests that are not reimbursed most likely will not gain uptake in the marketplace. To garner coverage and have a test deemed medically necessary, payors will typically require additional studies, including Clinical Utility studies aimed at demonstrating how a test changes patients’ treatment and/or physician behavior. For example, a test with high clinical utility may prevent unnecessary surgeries or help physicians choose the right therapeutic regimen for or recommend an important lifestyle change to a patient, when absent that test, a different treatment course, with worse results would be adopted.

While DiamiR plans on conducting Clinical Utility studies for its CogniMIR®, at this time DiamiR has no assurances that insurance companies will cover its tests and if they do, how much they will pay for DiamiR’s tests. While coverage and contracting discussions with insurance company typically take ~12 to 18 months, DiamiR cannot provide an estimated timeline, or guarantee of a positive outcome for these activities at this time due to the nature of the reimbursement process and rules regarding same.

The timing of estimated completion dates noted in the table above is based on DiamiR’s best estimate at this time, however, these dates are subject to change and potential delays based on changes in DiamiR’s priorities and on factors outside of DiamiR control, such as supply chain disruptions, clinical study results, and other factors discussed in the Risk Factors section are possible. DiamiR also has no control over the regulatory regime that currently governs or will govern the products in the future and therefore cannot estimate whether or not DiamiR will need to comply with any future regulations that could delay the commercialization of its products.

For all of DiamiR’s pipeline products DiamiR plans on utilizing the LDT path to market.

DiamiR previously published proof-of-concept data for the Pulmonary and GI panels (“Analysis of organ-enriched microRNAs in plasma as an approach to development of Universal Screening Test: feasibility study”, by Sheinerman KS et al. J Transl Med 11:304 2013, PMID: 24330742).

miRNAs are Powerful and Patient-Friendly Biomarkers

DiamiR is an active participant in the burgeoning field of microRNA (miRNA) biomarkers. miRNA biomarkers have already been used in clinical assays in the oncology, and evidence of their utility in brain health and Alzheimer’s space has been growing every year since 2010. According to data compiled from pubmed.gov in 1Q2023, 85 peer-reviewed papers published on the utility of miRNAs in Alzheimer’s disease in 2013 has increased to 310 by 2022. Evidence of the role of miRNAs in AD biology and their utility as diagnostic targets has been published by labs in both industry and academic settings. The graph below captures the number of peer-reviewed papers listed on pubmed.ncbi.nih.gov on the role of miRNAs in AD by year, increasing from 46 publications in 2012 to over 300 in 2022.

Number of Publications
350
300
250
200
150
100
50
0
2025
2024
2023
2022
2021
2020
2019
2018
2017
2016
2015
2014
2013
2012
2011
2010
2009
2008
2007

https://pubmed.ncbi.nlm.nih.gov/?term=alzhemiers+microRNA

Biology of miRNAs

miRNAs are a class of non-coding, approximately 22 nucleotide long, functional RNA molecules. They play important role in the regulation of gene expression by binding to complementary regions of messenger RNA transcripts, the type that encode proteins, to regulate their translation to proteins or their degradation (Huang, et al, J Physiol Biochem. 67, 129-39 (2011)). Frequently, one miRNA can target multiple messenger RNAs (mRNAs) and one mRNA can be regulated by multiple miRNAs targeting different regions of the 3’ UTR (untranslated region).

Once bound to an mRNA, miRNA can modulate protein production by affecting mRNA translation and stability, and thus have a significant impact on cell biology and disease pathology. (Griffiths-Jones et al., Nucleic Acids Res. 34, Database issue: D140 – D144 (2006); Bartel, Cell 136, 215-233 (2009); Kim, Mol Cells 19, 1 – 15 (2005); Ha, et al., Nat Rev Mol Cell Biol. 15, 509 – 524 (2014); Roberts, Mol Ther Nucleic Acids 3:e188 (2014); Vishnoi, et al., Methods Mol Biol. 2595, 1-12 (2023)).

Many miRNAs are specific to, or are over-expressed, in certain organs and tissues, including different brain regions (such as hippocampus, midbrain, frontal cortex, pituitary gland), and different cell types, such as neurons and glial cells (Landgraf, et al., Cell 129, 1401-1414 (2007); Liang, et al., BMC Genomics 8, 166 (2007); Lee, et al., RNA 14, 35-42 (2008); Sempere, et al., Genome Biol. 5, R13 (2004); Deo, et al., Dev. Dyn. 235, 2538 – 2548 (2006); Bak, et al., RNA 14, 432-444 (2008); He, et al., Neuron 73, 35 – 48 (2012)). Some miRNAs, including those that are cell-specific, are enriched in certain cellular compartments, particularly in axons, dendrites and synapses (Schratt, et al., Nature 439, 283-289 (2006); Lugli, et al., J. Neurochem. 106, 650-661 (2008); Pichardo-Casas, et al., Brain Res. 1436, 20-33 (2012)).

Expression and levels of miRNAs are regulated by various physiological and pathological signals. Changes in expression of some miRNAs were found in neurons of patients with Alzheimer’s Disease, Parkinson’s disease, and other neurodegenerative diseases (Saba, et al., PLoS One 3, e3652 (2008); Cogswell, et al., J. Alzheimers Dis. 14, 27-41 (2008); Schaefer, et al., Exp. Mol. Med. 42, 749-758 (2010); Lukiw, Neuroreport 18, 297-300 (2007); Hebert, et al., J Alzheimers Dis. 35, 335-348 (2013); Lau, et al., EMBO Mol Med. 5, 1613-1634 (2013)).

Cellular pathophysiology selectively affects miRNA secretion, thus making miRNAs potentially effective biomarkers of disease (Pigati, et al., PLoS One 5, e13515 (2010); Mori, et al., Cell Metab. 30, 656-673 (2019); Gelbert, et. al, Nat Rev Mol Cell Biol. 20, 21 – 37 (2019)). miRNAs can cross the blood-brain barrier and are stable in the bloodstream and other bodily fluids (Russo, et al., PLoS One. 7, e47786 (2012)). miRNAs appear in circulation in complexes with proteins, lipoproteins, and in microvesicles (Arroyo, et al., Proc Natl Acad Sci USA. 108, 5003-5008 (2011); Sun, et al., Clin. Chem. Lab. Med. 50, 2121-2126 (2012)).

In October 2024, the Nobel Assembly at Karolinska Institutet awarded the 2024 Nobel Prize in Physiology or Medicine jointly to Dr. Victor Ambros and Dr. Gary Ruvkun for the discovery of microRNA and its role in post-transcriptional gene regulation. The press release regarding this award stated that the recipients “groundbreaking discovery revealed a completely new principle of gene regulation that turned out to be essential for multicellular organisms, including humans. It is now known that the human genome codes for over one thousand microRNAs. Their surprising discovery revealed an entirely new dimension to gene regulation. MicroRNAs are proving to be fundamentally important for how organisms develop and function.” (The Nobel Prize in Physiology or Medicine 2024 — NobelPrize.org). Although Dr. Ambros and Dr. Ruvkun are not associated with DiamiR, their discovery laid the foundation for the diagnostic approach developed by DiamiR team.

In vitro analysis of miRNAs as potential biomarkers

Investigators typically use one of two methods to discover whether miRNAs correlate with a disease, and each method has its limitation: first, expression patterns of hundreds of miRNAs in a bodily fluid from patients with a pathology of interest and from control subjects are compared using RT-qPCR, miRNA array or next generation sequencing (NGS). NGS is a technology for DNA and RNA sequencing and variant/mutation detection. This technology combines the advantages of unique sequencing chemistries, different sequencing matrices, and bioinformatics technology. Such a combination allows a massive parallel sequencing of various lengths of DNA or RNA sequences or even whole genome within a relatively short period of time. NGS involves several major steps in sequencing: DNA fragmentation, library preparation, parallel sequencing, and bioinformatics analysis, and variant/mutation annotation and interpretation.

Second, analysis of disease-specific miRNAs is performed by comparing miRNAs isolated from pathologic and normal tissue, organ, or cells (MicroRNA profiling: approaches and considerations. Colin C. Pritchard et. al., Nature Reviews Genetics volume 13, pages 358 – 369 (2012)). Both approaches hold promise; however, because the identified biomarkers are not restricted to a particular organ or tissue, they are often not sufficiently sensitive and/or specific to be of practical use. (Advances in multiplexed techniques for the detection and quantification of microRNAs. Jet et. al., Chem. Soc. Rev., 2021, 50, 4141-416 &Direct detection and quantification of microRNAs. Hunt et. al. Anal Biochem. 2009 Apr 1; 387(1): 1 – 12).

Summary of Current Approaches to Analysis of miRNA in Plasma

In the table above, the main advantage of the first approach [miRNA Array/NGS], i.e. the ability to test hundreds of miRNAs and its disadvantages, namely lower sensitivity and higher variability as compared to RT-PCR are reported in the following references.

Williams Z, Ben-Dov IZ, Elias R, Mihailovic A, Brown M, Rosenwaks Z, Tuschl T. Comprehensive profiling of circulating microRNA via small RNA sequencing of cDNA libraries reveals biomarker potential and limitations. Proc Natl Acad Sci U S A. 110, 4255-4260 (2013). PMID: 23440203.

Lodes MJ, Caraballo M, Suciu D, Munro S, Kumar A, Anderson B. Detection of cancer with serum miRNAs on an oligonucleotide microarray. PLoS One. 4, e6229 (2009). PMID: 19597549.

Moldovan L, Batte KE, Trgovcich J, Wisler J, Marsh CB, Piper M. Methodological challenges in utilizing miRNAs as circulating biomarkers. J Cell Mol Med. 18, 371-390 (2014) PMID: 24533657.

The advantages and disadvantages of the second approach [Disease Specific Analysis] summarized in the table are reported in the following references:

Haider BA, Baras AS, McCall MN, Hertel JA, Cornish TC, Halushka MK. A Critical Evaluation of microRNA Biomarkers in Non-Neoplastic Disease. PLoS One. 9, e89565 (2014). PMID: 24586876.

Boeri, M., Verri, C., Conte, D., Roz, L., Modena, P., Facchinetti, F., Calabrò, E., Croce, C. M., Pastorino, U., and Sozzi, G. (2011). MicroRNA signatures in tissues and plasma predict development and prognosis of computed tomography detected lung cancer. Proc. Natl. Acad. Sci. USA 108, 3713-8. PMID: 21300873.

Cuk, K., Zucknick, M., Heil, J., Madhavan, D., Schott, S., Turchinovich, A., Arlt, D., Rath, M., Sohn, C., Benner, A., Junkermann, H., Schneeweiss, A., and Burwinkel, B. (2013). Circulating microRNAs in plasma as early detection markers for breast cancer. Int. J. Cancer 132, 1602-12. PMID: 22927033.

The third approach [Organ/cell specific analysis] has been developed by DiamiR; its advantages and disadvantages vs other approaches reflect the current opinion of the management based on its experience with technology to date and data reported in peer reviewed DiamiR’s publications listed elsewhere in this document.

Innovative technology developed by DiamiR addresses some of the limitations of these approaches. DiamiR hypothesizes that changes in plasma levels of circulating miRNAs known to be enriched in specific regions of the brain involved in a disease pathology are more likely to reflect associated pathologic processes than changes in levels of ubiquitous miRNAs or other brain-enriched miRNAs. DiamiR analyzed expression and secretion of neurite/synapse specific miRNAs, which could be affected by neurite/synapse dysfunction and destruction characteristic of early stages of neurodegeneration. Since these cellular neurodegenerative processes occur 10+ years prior to any manifestation of dementia and Alzheimer’s symptoms, a miRNA testing platform has the potential to identify at-risk subject years before symptoms arise.

To compensate for processes unrelated directly to a disease pathology, e.g. changes in blood-brain barrier permeability, DiamiR employed the “biomarker pair” approach normalizing levels of miRNAs enriched in neurons of affected brain areas by levels of other brain-enriched miRNAs expressed in brain areas or cell types not involved in early stages of disease pathology. DiamiR has also found that high correlation of plasma concentrations of miRNAs in a candidate biomarker miRNA pair is critical for achieving high sensitivity and specificity of the pair as a biomarker. This finding significantly improves the selection of optimal miRNA pairs. Advantages and disadvantages of “Organ/Cell Specific Analysis” developed by DiamiR vs. other approaches to identifying miRNA biomarkers are summarized in the table above.

In summary, miRNAs are powerful biomarkers, because:

•        Certain miRNAs are enriched in

•        specific organs in the body (e.g. brain)

•        organ regions or tissues in an organ (e.g. hippocampus)

•        cell types (e.g. neurons)

•        cellular compartments within a cell (e.g. neurites, synapses)

•        miRNAs appear in blood because they

•        are secreted/excreted into extracellular space in normal cellular processes

•        can cross the blood-brain barrier

•        are stable in circulation

•        Mature technologies are available for miRNA detection

•        miRNAs are reflective of the biology of the disease at the time of biological samples are collected

•        miRNAs are stable analytes and can be handled in the lab without degradation concerns

Thus, miRNAs from the brain can be interrogated using a routine blood sample.

Early, Specific Detection of MCI and AD

MCI and AD

Both the number of AD patients and the number of people at risk for developing AD are growing rapidly, especially in the developed countries, in part due to increased lifespan.

Early diagnosis and intervention are keys to developing more effective treatment, or potentially prevention, of AD. Alzheimer’s Association Report: 2025 Alzheimer’s Disease Facts and Figures (https://www.alz.org/media/documents/alzheimers-facts-and-figures.pdf) provides the following statistics:

•        An estimated 7.2 million Americans age 65 and older are living with Alzheimer’s in 2025. Seventy-four percent are age 75 or older.

•        About 1 in 9 people age 65 and older (11%) has Alzheimer’s.

•        Almost two-thirds of Americans with Alzheimer’s are women.

•        Older Black Americans are about twice as likely to have Alzheimer’s or other dementias as older Whites.

•        Older Hispanics are about one and one-half times as likely to have Alzheimer’s or other dementias as older Whites.

•        People younger than 65 can also develop Alzheimer’s dementia. Although prevalence studies are limited, researchers believe about 110 of every 100,000 people age 30 to 64 years, or about 200,000 Americans in total, have younger-onset dementia.

•        Someone in the US develops AD every 67 seconds and by 2050 one new case of AD is expected to develop every 33 seconds (~1M new cases per year);

•        Deaths due to Alzheimer’s disease between 2000 and 2019 have more than doubled, increasing 145%.

•        Among people aged 70, 61% of those with Alzheimer’s dementia are expected to die before age 80, compared with 30% of people without Alzheimer’s dementia.

•        This results in a significant cost burden to families, and payors such as Medicare and Medicaid:

•        In 2025, total payments for all individuals with Alzheimer’s disease or other dementias are estimated at $384 billion (not including unpaid caregiving).

•        Medicare and Medicaid are expected to cover $245 billion, or 64%, of the total health care and long-term care payments for people with Alzheimer’s disease or other dementias. Out-of-pocket spending is expected to be around $97B in 2025.

•        Total payments for health care, long-term care and hospice care for people with Alzheimer’s disease and other dementias are projected to increase to nearly $1 trillion in 2050.

The total lifetime cost of care for someone with dementia is estimated at $371,621.

The figure below, adapted from the Alzheimer’s Association Report presents percentage changes in selected causes of death between 2000 and 2022 (all ages). While the proportion of deaths from heart disease, stroke, breast and prostate cancer, and HIV decreased, the proportion of deaths from AD in the US increased by over 140%.

Percentage Changes in Selected Causes of Death (All Ages) in the US between 2000 and 2022

Percentage
160
140
120
100
80
60
40
20
0
-20
-40
-60
-80
142.4%
0.9%
7.4%
-1.1%
-1.4%
-65.9%
Cause of death
Breast cancer
Prostate cancer
Heart disease
Stroke
HIV
Alzheimer's disease

Over the past 20 years, several investigational drugs for AD failed in clinical development. These drugs were intended to affect different aspects of AD pathology. A fundamental challenge of AD is that at the point at which physicians can render a definitive diagnosis, the patient has already suffered massive neuronal loss leading to overt cognitive dysfunction. Thus, clinical trials that are conducted in patients with advanced disease at the time of their enrollment may be targeting subjects too late in the disease progression for any meaningful impact on disease by the drug being tested. However, recently a number of high-profile positive study results, have brought hope for treatment options for AD, including the TRAILBLAZER-ALZ 2 Phase 3 study done by Eli Lilly and Company (NYSE: LLY) in May 2023 ((https://investor.lilly.com/news-releases/news-release-details/lillysdonanemab-significantly-slowed-cognitive-and-functional) and the Phase 3 randomized study data for lecanemab done by Eiasi and Biogen in November 2022 (https://investors.biogen.com/news-releases/news-release-details/fda-grants-traditionalapproval- leqembir-lecanemab-irmb). On July 6, 2023, the FDA granted full approval for lecanemab, which was shown to moderately slow cognitive and functional decline in early-stage cases of the disease. On July 2024, Eli Lilly announced that the FDA has approved its anti-amyloid beta monoclonal antibody Kisunla (donanemab) for the treatment of patients with MCI and mild AD (https://investor.lilly.com/news-releases/news-release-details/lillys-kisunlatm-donanemab-azbt-approved-fda-treatment-early).

DiamiR believes that these approvals support DiamiR’s thesis that enrolling earlier stage MCI and/or mild dementia patients is an effective strategy for drug developers. In July 2023, CMS announced Medicare coverage for lecanemab priced at $26,500 per year. While DiamiR’s CogniMIR® test was not used in either of these studies, DiamiR believes that over time, blood-based tests for AD will play a role in identifying the “right patient for the right drug”, and that DiamiR’s test may, upon completion of additional studies, become a useful tool for this use.

Currently, few diagnostic tools are available for identifying these early-stage subjects, and those that are available maybe limited in their effectiveness. Historically, these tests have been based on imaging and cerebrospinal fluid analysis as well as more recently on the analysis or protein markers in the blood. DiamiR believes that its innovative platform technology may prove to have utility in identification of pre-symptomatic, MCI and early dementia patients, opening up a significant opportunity for DiamiR to develop a pharma services business to support clinical studies for Alzheimer’s therapies.

In May 2025, the FDA granted 510(k) clearance for the Fujirebio’s Lumipulse® G pTau 217/β-Amyloid 1-42 Plasma Ratio in-vitro diagnostic (IVD) test for the assessment of amyloid pathology in patients being evaluated for Alzheimer’s disease and other causes of cognitive decline. The test, intended for use in adult patients aged 50 years and older presenting at a specialized care setting with signs and symptoms of cognitive decline, is the first FDA cleared blood-based IVD test in the U.S. to aid to identify patients with amyloid pathology associated with AD.

Currently it is accepted that AD dementia is preceded by 10-20 years of the disease development, initially without clinical symptoms (pre-symptomatic AD), and then eventually manifested as MCI, followed by onset of dementia and clinical AD symptoms. Notably, detailed analyses of failed clinical trials suggest a therapeutic benefit in the sub-groups of patients with mild and moderate AD, a thesis validated by the lecanemab approval. Thus, there is a significant need for the development of new methods for early AD detection.

The urgent need to address AD epidemics has been recognized by the US Congress. “National Alzheimer’s Project Act” (NAPA) has been signed into law in 2011. As the result of the increased congressional funding, NIH spending on Alzheimer’s and related dementias research rose more than six-fold since 2015, reaching $3.87 billion requested for FY2024 ($321 million increase over previous year).

Current NIH budget proposal (nia.nih.gov/research/blog/2022/07/looking-forward-nihs-alzheimers-disease-and-related-dementias-fy-2024-bypass) describes prospective research opportunities organized in six broad categories, including: Diagnosis, Assessment, & Disease Monitoring: developing the next generation of biomarkers to enable detection and diagnosis even earlier than is now possible and to distinguish different forms of dementia from one another, as well as to leverage technologies that enable characterization of individual cells to advance dementia research.

Since cognitive testing cannot reliably identify patients in pre-symptomatic stages of AD, effective biomarkers are necessary for successful patient enrollment and treatment monitoring.

The pathology of AD is characterized by neuronal death in several specific regions of the brain, including the hippocampus and cortex. However, the neuronal loss is a relatively late event in the disease progression and is typically preceded by metabolic changes, including formation of beta-amyloid plaques and tau protein tangles, synaptic dysfunction, synaptic loss, neurite retraction, and the appearance of other abnormalities, such as axonal transport defects. Figure below (adapted from Jack et al. (2010) Lancet Neurol 9:119; Sperling et al. (2011) Alzheimers Dement., 7:280) depicts stages of AD progression from preclinical stage to dementia. To identify early stages of neurodegeneration, those preceding clinical manifestation, DiamiR focuses on detecting synaptic dysfunction/loss in hippocampus, a brain region affected early on during AD development.

Stages of Neurodegeneration

MCI, the first stage of symptomatic AD that can be diagnosed by the cognitive function analysis, is a condition that can also be indicative of other NDs. Not all MCI patients develop AD: (1) it is estimated that MCI patients convert to dementia at a rate of 10-15% annually; at the same time (2) some MCI patients stabilize (do not develop AD) or revert to normal status; (3) approximately 20% of those MCI patients who do convert to dementia, are diagnosed with vascular, Lewy body, Huntington, Parkinson, and other non-AD dementias; and finally (4) disease progression varies for AD patients from slow to intermediate to rapid.

New research consortiums such as the Alzheimer’s Disease Neuro-imaging Initiative (ADNI) in the US (http://www.adni-info.org/) and similar projects in other countries have contributed to significant progress in early detection of AD with high sensitivity and specificity by imaging techniques and analysis of protein biomarkers in cerebrospinal fluid. However, the high cost, around $3,000, and invasiveness of these methods make their application to primary screening of large populations impractical. Thus, there is a great need for an accurate and cost-effective blood-based test for early detection of AD. (Cost-effectiveness of using amyloid positron emission tomography in individuals with mild cognitive impairment. Lee et. al., Cost Effectiveness and Resource Allocation volume 19, Article number: 50 (2021)).

A recent article “The Financial Consequences of Undiagnosed Memory Disorders” published in May 2024 (Gresenz, et al., Federal Reserve Bank of New York Staff Reports, no. 1106; 2024)) examined the effects of pre-symptomatic and early symptomatic brain health conditions, such as neurodegenerative diseases, on credit outcomes using national credit and Medicare databases. The authors reported weaken credit scores and payment delinquency, particularly for mortgage and credit cards, “years prior to eventual diagnosis.” DiamiR believes these data on financial impact of neurodegenerative diseases, such as MCI and AD, on patients and their families further supports the importance of developing and making available minimally invasive biomarkers, such as CogniMIR® panel, for early detection, including at pre-symptomatic stages, for broader use.

COGNIMIR® PANEL OF miRNA BIOMARKERS for MCI and AD RISK ASSESSMENT

The table below presents the CogniMIR® panel of miRNA biomarkers in its current form. The miRNAs listed below are detectable in blood plasma and include miRNAs which are enriched in specific brain regions and present in synapses and those associated with inflammation. In 2023 DiamiR performed analytical validation of the technology, demonstrating that all CogniMIR® panel miRNAs can be reliably and consistently detected in plasma samples (Kunwar et al. (2023) Diagnostics 13:2170). In 2H 2023 DiamiR introduced machine learning with AI analytics into its laboratory to optimize the panel, and, if feasible, reduce the number of miRNAs in CogniMIR® to improve COGS and laboratory workflow without sacrificing performance.

Brain-enriched miRNAs detectable in blood plasma hold strong potential as peripheral biomarkers of AD and AD related dementias

The data generated by DiamiR over the last fourteen years provide strong support for the use of circulating brain-enriched and inflammation-associated miRNAs as biomarkers for detecting and assessing the course of neurodegenerative diseases at early, including preclinical, and later stages. Most notable findings include:

DIFFERENTIATION BETWEEN MCI AND AGE-MATCHED CONTROL

In studies conducted with plasma samples collected at Roskamp Institute, Sarasota, FL, miR-132 and miR-134 biomarker families detecting clinically diagnosed MCI with up to 0.95 accuracy (n=60) were identified. The data were replicated in an independent cohort of samples (n=100). Progression from a normal cognitive state to MCI was predicted with 0.84 accuracy 1 – 5 years prior to clinical diagnosis (n=19).

(Aging, 2012, 4:590; Aging, 2013, 5:925)

DIFFERENTIATION OF AD FROM OTHER NEURODEGENERATIVE DISEASES

In a study conducted with samples collected at the University of Pennsylvania, miRNA pairs and classifiers differentiated AD/PD/FTD/ALS from controls (n=250) with accuracies of 0.89/0.90/0.88/0.83 (AUCs: 0.96/0.96/0.94/0.93); and NDs from each other with accuracy/AUC ranging from 0.77/0.87 for AD vs. FTD to 0.93/0.98 for AD vs. ALS. The data indicated sex-related effects of some miRNA markers; the average increase in accuracy in distinguishing ND from control for all and male/female groups was .06.

(Alzheimer’s Research & Therapy, 2017, 9:89)

PREDICTION OF PROGRESSION IN SEX-STRATIFIED GROUPS

In a study conducted with plasma samples collected at Washington University, St Louis, MO, miRNA pairs differentiated asymptomatic study participants, with CDR 0 at the time of blood collection, who would progress to MCI (“progressors”, n=42, on average 6 years) from those who would remain cognitively normal (“non-progressors”, n=42) with an accuracy/AUC of 0.75/0.79. Both “progressor” and “non-progressor” groups included amyloid-positive and amyloid-negative participants as determined by CSF Aβ. Considering sex as a biological variable increased the accuracy/AUC to 0.85/0.88 (male) and 0.84/0.86 (female).

(10th Clinical Trials on Alzheimer’s Disease (CTAD), 2017, Boston, MA, poster presentation)

DEFINING CLINICALLY RELEVANT PATIENT GROUPS

The main objective of this study was to evaluate correlations and associations between the 24 miRNAs constituting CogniMIR® panel of miRNA biomarkers, and demographic and clinical factors known to be associated with AD, such as age, sex, amyloid status, APOE genotype, p-tau and neurofilament light (NfL), in 299 plasma samples collected during screening for the Anti-Amyloid Treatment in Asymptomatic Alzheimer’s (A4) prevention study.

DEFINING CLINICALLY RELEVANT PATIENT GROUPS

APOE4 vs APOE2/3, 3/3 in Aβ+ A4 study participants

1
0.75
0.5
0.25
0
Sensitivity
miR-99b-5p / miR-132-3p
miR-16-5p / miR-132-3p
miR-382-5p / miR-487b-3p
Combined
0
0.25
0.5
0.75
1 - Specificity
1
0.75
0.5
0.25
0
Sensitivity
miR-146a-5p / miR-16-5p
miR-146a-5p / miR-155-5p
miR-7-5p / miR-451a
Combined
0
0.25
0.5
0.75
1
1 - Specificity

MALE; AUC=0.88

FEMALE; AUC=0.86

This analysis showed statistically significant correlations of specific miRNA biomarker pairs with markers of AD, including in amyloid-positive and APOE4-carrier high-risk, clinically relevant group. The correlations are significantly improved by sex-stratification of study participants. miRNA pairs and SUVR correlation plots in amyloid positive/negative, APOE4 carriers/non-carriers, and male/female subgroups demonstrate strong correlations with r = 0.33 to 0.59; p = 0.034 to < 0.001. In amyloid positive/negative subgroup, APOE4 carriers are effectively separated from APOE4 non-carriers by select miRNA classifiers. Separation of APOE4 carriers from non-carriers is improved in subgroups stratified by sex. The best separation is observed within sex-stratified amyloid positive subgroup with AUC = 0.88 for males and AUC = 0.86 for females. Correlations between other measured parameters, including p-tau181 and NfL, have also been determined.

The results generated in this study indicate that levels of cell-free miRNA biomarker candidates have a strong potential to be used in combination with other AD markers and risk factors to better characterize preclinical AD patients.

(15th Clinical Trials on Alzheimer’s Disease (CTAD), 2022, San Francisco, CA, poster presentation)

CHARACTERIZING HETEROGENEOUS GROUPS OF PATIENTS WITH MCI, PRE-MCI, AND DEMENTIA

In this study, CogniMIR® miRNA biomarkers were analyzed in plasma samples of 200 study participants with the following clinical diagnoses at the time of blood draw: 76 cognitively unimpaired (CU), 85 MCI, and 39 AD. The plasma samples were collected at the Penn Alzheimer’s Disease Research Center (ADRC). Based on amyloid status (Aβ+/-), APOE genotype (APOE4 +/-), and sex, each sample was assigned to a specific subgroup. miRNA pairs and classifiers effectively differentiated defined subgroups. In line with DiamiR’s results in other studies, sex-stratified analysis yielded higher AUC values for females and males as compared to the combined group. The data supports the development of CogniMIR® miRNA biomarkers for better characterization of MCI/AD patients and understanding of AD-associated processes. Further, combining CogniMIR® miRNAs with other factors, such as amyloid and APOE, may enhance a biomarker algorithm.

Subgroups	One-pair AUC	Two-pairs AUC	Three-pairs AUC
CU Aβ- vs CU Aβ+	0.74	0.75	0.77
CU Aβ-/APOE4- vs CU Aβ+/APOE4+	0.77	0.83	0.85
CU Aβ- vs MCI Aβ+	0.72	0.77	0.79
CU Aβ- vs MCI Aβ+/APOE4+	0.74	0.78	0.83
CU Aβ-/APOE4- vs MCI (all)	0.63	0.70	0.72
CU Aβ-/APOE4- vs MCI Aβ+	0.73	0.76	0.79
CU Aβ-/APOE4- vs MCI Aβ+/APOE4+	0.74	0.77	0.82
CU Aβ-/APOE4- vs AD	0.84	0.86	0.87
CU Aβ-/APOE4- vs AD APOE4+	0.86	0.90	0.91

Separation of different subgroups using one pair, two pairs and three pairs of miRNAs. AUC: the area under the ROC curve.

(Alzheimer’s Association International Conference 2023, Amsterdam, Netherlands, poster presentation)

On June 19, 2024, DiamiR announced acceptance of its abstract titled “Classifier algorithms to characterize various stages of Alzheimer’s disease based on analysis of circulating brain-enriched and inflammation-associated microRNAs” for poster presentation at the 2024 International Alzheimer’s Association Conference (AAIC) on July 29, 2024 (https://www.prnewswire.com/news-releases/DiamiR-biosciences-announces-poster- presentation-at- 2024-alzheimers-association-international-conference-aaic-302176323.html). On July 29, 2024, on behalf of DiamiR, Dr. Kumar reported the comparative analysis of 24 microRNAs comprising CogniMIR® panel in 200 plasma samples with DiamiR’s Generation 1 and Generation 2 software algorithms towards distinguishing cognitively unimpaired, MCI and AD cohorts. The plasma samples for this study were provided by Penn Alzheimer’s Disease Research Center, University of Pennsylvania and the analysis was conducted at DiamiR laboratory between 2022 and 2024. This study builds upon results reported by DiamiR at the AAIC 20023 and described below (see Business section, Characterizing Heterogeneous Groups of Patients with MCI, pre-MCI, and Dementia). miRNA classifiers based on generation 2 algorithm differentiated between cognitively unimpaired, MCI and AD cohorts.

HEALTHY BRAIN AGING

Using plasma samples collected at the New York Blood Center from cognitively unimpaired individuals 26-35, 36-45, 46-55, 56-65 and 66-75 years old, DiamiR has analyzed the levels of CogniMIR® miRNA panel during healthy aging and found that sex-dependent changes in miRNA levels can reflect centrally regulated processes., including changes in hormone levels during menopause. Concentrations of certain miRNAs peaked at different ages, 46-55-year-old and 56-65-year-old groups, respectively. This study provides an important insight into biology of DiamiR’s brain-enriched miRNA biomarkers detectable in blood plasma.

(Aging, 2018 10:3017; Aging, 2018, 10:2557)

CIRCULATING ORGAN-ENRICHED miRNAs AS BIOMARKERS OF RETT SYNDROME

Rett syndrome (RTT) is a rare (1 in every 10,000-15,000 live-born female births) neurodevelopmental disorder caused by mutations in the MECP2 gene that is characterized by neurological regression, microcephaly, motor stereotypies, irregular breathing, and other physical defects. Although diagnostic MECP2 genetic testing is widely available for RTT, biomarkers of RTT, including minimally invasive, blood-based indicators of disease severity and progression, are lacking. DiamiR is validating a sensitive assay for RTT staging/prognosis and disease and treatment monitoring.

Following the pilot study conducted by DiamiR using four mouse models of the disease and human plasma samples, DiamiR has defined a panel of 44 miRNA biomarker candidates and conducted a study evaluating their effectiveness as RTT biomarkers using plasma samples of 163 study participants, including 81 RTT patients and 82 age-matched controls; all collected at the Montefiore Medical Center, Bronx, NY.

miRNA pairs/classifiers were shown to effectively differentiate between RTT patients and control of three age groups (best classifier AUC=0.94 for <5-yr-olds, AUC=0.91 for 6-15-yr-olds, AUC=0.77 for >16-yr-olds). Several miRNAs were also shown to present efficient biomarkers of secondary pathology: walking ability (AUC=0.82), hyperventilation/breathing problems (AUC=0.75), and epilepsy (AUC=0.89).

The data supports the development of assays based on the analysis of cell-free brain/other organ-enriched miRNAs detectable in blood plasma to facilitate better understanding of RTT-associated pathophysiological processes and development of therapeutics for RTT. (PLoS One, 2019; doi: 10.1371/journal.pone.0218623; Rett Syndrome Foundation Research Trust Conference, 2023, Boston MA, poster presentation)

Pilot DiamiR Study on miRNAs as Novel Translational Biomarkers of Rett Syndrome

Areas under the ROC curves (AUC) for select miRNA biomarker pairs

miRNA pairs	Mouse models study				Human RTT study		
	1	2	3	4	2-5 y.o.	6-15 y.o.	>15 y.o.
	n=19	n=18	n=13	n=20	n=17	n=24	n=14
miR-107 / miR-335-5p	0.96	0.99	0.93	0.80	0.72	0.84	
miR-107 / miR-132-3p	0.86	0.98	0.71	0.82	0.85	0.65	
miR-491-5p / miR-335-5p	0.96	0.98	0.79	0.78		0.81	
miR-491-5p / miR-132-3p	0.87	0.99		0.82	0.90	0.67	
miR-411-5p / miR-323-3p	0.77	0.84			0.88	0.71	
miR-16 / miR-323-3p	0.88	0.79	0.73	0.75			0.72
miR-16 / miR-335-5p	0.91	0.98	0.95	0.75			0.80
miR-16 / miR-411-5p	0.76		0.79				0.77
miR-132-3p / miR-335-5p	0.84	0.89	0.96				0.91

miRNA sequences are highly conserved across species

Mouse models:

1: male, *Mecp2*$^{tm1.1Jae}$ Null; 2: male, *Mecp2*$^{tm1.1Bird}$ Null; 3: female, *Mecp2*$^{tm1.1Jae}$ Het; 4: female, *Mecp2*$^{tm1.1Bird}$ Het

Differentiation of sub-groups of Rett study participants

Age
<5 yr old (Rett/Control: n=12/12)
miR-1-122-5p/miR-449a
miR-1-3p/miR-133a-3p
miR-30c-5p/miR-491-5p
Combined
Cut-off point
AUC=0.944
6-15 yr old (Rett/Control: n=35/33)
miR-432-5p/miR-449a
miR-335-5p/miR-200c-3p
miR-125b-5p/miR-483-3p
Combined
Cut-off point
AUC=0.909
16+ yr old (Rett/Control: n=30/34)
miR-133a-3p/miR-323a-3p
miR-133a-3p/miR-197-3p
miR-1-3p/miR-142-5p
Combined
Cut-off point
AUC=0.768
Co-pathologies
Epilepsy (Y/N: n=47/30)
miR-1-3p/miR-142-5p
miR-141-3p/miR-197-3p
miR-181a-5p/miR-197-3p
Combined
Cut-off point
AUC=0.889
Walking (Y/N: n=45/32)
miR-206/miR-409-3p
miR-122-5p/miR-323a-3p
miR-335-5p/miR-146a-5p
Combined
Cut-off point
AUC=0.816
Hyperventilation/ breathing problems (Y/N: n=50/27)
miR-132-3p/miR-409-3p
miR-132-3p/let-7b-5p
miR-125b-5p-5p/miR-16-5p
Combined
Cut-off point
AUC=0.746
Sensitivity
1 - Specificity

On June 19, 2024, DiamiR made an oral presentation at the 2024 Rett Syndrome Scientific Meeting titled “Circulating Organ-enriched microRNAs as Biomarkers of Rett Syndrome” (https://www.prnewswire.com/news-releases/DiamiR-announces-oral-presentation-on-recent-advances-of-its-
microrna-biomarker-platform-at-2024-international-rett-syndrome-foundation-scientific-meeting-302170263.
html?tc= eml_cleartime). On behalf of DiamiR, Dr. Sheinerman presented findings from a Rett microRNA biomarker study conducted between 2021 and 2024. Levels of 44 microRNAs were analyzed in plasma samples of 163 study participants, including 81 Rett syndrome patients and 82 age-matched individuals without Rett syndrome, of three age groups: younger than 5 years old, 5 to 15 years old, and older than 16 years old. The blood samples for the study were provided by the Tri-State Rett Syndrome Center, Montefiore Medical Center. In line with DiamiR’s previously described results (see Business section, Circulating Organ-enriched miRNAs as Biomarkers of Rett Syndrome), the microRNA panel effectively differentiated study participants with Rett syndrome.

To develop a marketable RTT diagnostic solution, DiamiR plans to offer both sequencing services (of the MECP2 gene) and its proprietary miRNA panel. DiamiR is currently evaluating 3rd party vendors to develop a custom NGS assay for Rett syndrome on a MiSeQ platform (Illumina).

BEYOND BRAIN HEALTH: UNIVERSAL SCREENING TEST

DiamiR believes its core miRNA technology is robust and applicable to early detection of disease pathology in different organs, not only in the brain, which enables a novel approach to screening whereby a battery of screening tests relying on organ-enriched miRNAs detect the presence of pathology in a given organ; where the detection of a pathology in an organ can result in more specific (and possibly expensive and or invasive) testing for a differential diagnosis of the disease.

In a proof-of-concept study, miRNA pairs comprised of select miRNAs enriched in the organs of the gastrointestinal (GI) and pulmonary systems effectively differentiated respective pathologies of the GI (esophageal, gastric or colon cancers (stages I and II), and Crohn’s disease) and lung (pneumonia, asthma, and non-small cell lung cancer (40% with stages I and II)) systems from age-matched controls and from each other with an overall accuracy of 90-96%.

The figure below summarizes the approach and principal findings:

(Journal of Translational Medicine, 2013, 11:304)

ANALYTICAL PLATFORM FOR PLASMA miRNA DETECTION

In 2023, DiamiR completed an analytical validation of plasma miRNA detection in DiamiR CLIA laboratory. The platform is based on Qiagen’s LNA qPCR technology.

In this study, published in a peer-reviewed publication and reported at several scientific meetings (below), DiamiR has demonstrated that the 24 miRNA biomarker candidates comprising CogniMIR® panel, as well as additional miRNAs showing promise as RTT biomarker candidates, can be reliably and consistently detected in human plasma samples with the methods implemented at DiamiR CLIA laboratory. While stem-loop-based TaqMan and locked nucleic acid (LNA)-based qPCR assays are shown to produce highly consistent results, Qiagen’s LNA-based qPCR technology is better suited for a CAP/CLIA-certified clinical laboratory.

(Diagnostics, 2023, 13:2170; Rett Syndrome Foundation Research Trust Conference, 2023, Boston MA, poster presentation; Alzheimer’s Association International Conference 2023, Amsterdam, Netherlands, poster presentation).

Publications and Presentations

During the last 12 years DiamiR has published a number of peer-reviewed papers describing its technology for identification of miRNA biomarker pairs (the contents of these publications are not part of, and are not incorporated by reference into, this proxy statement/prospectus):

1.      Analytical Validation of a Novel MicroRNA Panel for Risk Stratification of Cognitive Impairment. Arzu Kunwar, Kenny Kwabena Ablordeppey, Alidad Mireskandari, Kira Sheinerman, Michael Kiefer, Samuil Umansky and Gyanendra Kumar. Diagnostics 2023, 13, 2170. https://doi.org/10.3390/ diagnostics13132170

2.      Evaluation of long-term COVID-19. Michael C. Kiefer and Samuil R. Umansky. Aging (Albany NY), 13(12): 15691 – 15693 (2021)

3.      Brain-enriched microRNAs circulating in plasma as novel biomarkers for Rett syndrome. Kira Sheinerman, Aleksandra Djukic, Vladimir G. Tsivinsky, and Samuil R. Umansky. PLOS ONE 14(7): e0218623 (2019)

4.      Aging and aging-associated diseases: a microRNA-based endocrine regulation hypothesis. Samuil Umansky. Aging, Theory, 10(10): 2557-2569 (2018)

5.      Age- and sex-dependent changes in levels of circulating brain-enriched microRNAs during normal aging. Kira Sheinerman, Vladimir Tsivinsky, Aabhas Mathur, Debra Kessler, Beth Shaz and Samuil Umansky. Aging, Research, 10(10): 3017 – 3041 (2018)

6.      Circulating brain-enriched microRNAs as novel biomarkers for detection and differentiation of neurodegenerative diseases. Kira S. Sheinerman, Jon B. Toledo, Vladimir G. Tsivinsky, David Irwin, Murray Grossman, Daniel Weintraub, Howard I. Hurtig, Alice Chen-Plotkin, David A. Wolk, Leo F. McCluskey, Lauren B. Elman, John Q. Trojanowski and Samuil R. Umansky. Alzheimer’s Research & Therapy, 9:89 (2017)

7.      Universal screening test based on analysis of circulating organ-enriched microRNAs: a novel approach to diagnostic screening. Kira S. Sheinerman and Samuil Umansky. Expert Review of Molecular Diagnostics, 3:329 (2015)

8.      Analysis of organ-enriched microRNAs in plasma as an approach to development of Universal Screening Test: feasibility study. Kira S. Sheinerman, Vladimir G. Tsivinsky and Samuil R. Umansky. Journal of Translational Medicine, 11:304 (2013)

9.      Plasma microRNA biomarkers for detection of mild cognitive impairment: biomarker validation study. Kira S. Sheinerman, Vladimir G. Tsivinsky, Laila Abdullah, Fiona Crawford and Samuil R. Umansky. Aging, 5: 925-938 (2013)

10.    Circulating cell-free microRNA as biomarkers for screening, diagnosis, and monitoring of neurodegenerative diseases and other neurologic pathologies. Kira S. Sheinerman and Samuil R. Umansky. Frontiers in Cellular Neuroscience, 7: 00150 (2013)

11.    Early detection of neurodegenerative diseases: Circulating brain-enriched microRNA. Kira S. Sheinerman and Samuil R. Umansky (Editorial). Cell Cycle, 12: 1-2 (2013)

12.    Plasma microRNA biomarkers for detection of mild cognitive impairment. Kira S. Sheinerman, Vladimir G. Tsivinsky, Fiona Crawford, Michael J. Mullan, Laila Abdullah, and Samuil R. Umansky. Aging, 4: 590-607 (2012)

DiamiR’s data was also presented at numerous scientific and industry conferences, most recently:

Child Neurology Society, October 2023, Vancouver, Canada,

Rett Syndrome Foundation Research Trust Conference, September 2023, Boston MA,

Alzheimer’s Association International Conference 2023, Amsterdam, Netherlands,

15TH Clinical Trials on Alzheimer’s Disease (CTAD), San Francisco, CA,

Alzheimer’s Association International Conference 2022, San Diego, CA.

Grants and Awards

Since its inception, DiamiR has raised over $9.7 million grant funding from government agencies and disease foundations. On October 1, 2020, DiamiR announced that it received two grants from the National Institutes of Health (NIH) in the total amount of approximately $3.86 million. The National Institute on Aging (NIA) awarded DiamiR approximately $3.36 million in a Commercialization Readiness Pilot (CRP) grant as part of its Small Business Innovation Research (SBIR) program. The award builds upon earlier studies conducted by DiamiR in collaboration with leading academic centers and continues to support development of CogniMIR®, DiamiR’s lead diagnostic product candidate for early detection and monitoring of mild cognitive impairment and AD. The second award of $498,572 was granted to DiamiR by the National Institute for Neurological Disorders and Stroke (NINDS) for a project entitled “Circulating Organ-enriched microRNAs as biomarkers of Rett Syndrome.”

DiamiR has received non-dilutive funding to support its work. Below is a summary of DiamiR’s awards to date:

2011 QTDP (Qualifying therapeutic discovery project credit)	$156,600
2013 SBIR phase I AD/MCI*	$223,587
2014 MJ Fox foundation for Parkinson’s research	$112,587
2014 Rett syndrome research trust (RSRT)	$6,768
2015 Rett syndrome research trust (RSRT)	$26,815
2015 SBIR phase II AD/MCI*	$1,495,512
2016 SBIR phase I aging*	$224,610
2017 SBIR phase IIB*	$2,772,909
2019 SBIR Phase IIB – admin support*	$344,978
2019 ADDF award	$492,000
2020 SBIR CRP*	$3,359,115
2020 SBIR Phase I Rett*	$498,572

____________

*        indicates grants from the National Institutes of Health (NIH).

NIH/NIA SBIR CRP Grant Number 2R44AG044860-07 09/01/2020 – 04/30/2024

Title: Brain-enriched microRNAs detectable in plasma as biomarkers of Alzheimer’s disease

Analytical validation of CogniMIR® miRNA panel, and other studies supporting commercialization of the test within a CLIA/CAP laboratory.

NIH/NINDS SBIR Phase I Grant Number R43NS115212. 09/30/2020 – 03/30/2023

Title: Circulating organ-enriched microRNAs as biomarkers of Rett syndrome.

NIH/NIA SBIR Phase IIB Grant Number 2R44AG044860-04 03/01/2017 – 08/28/2020

Title: Brain-enriched microRNAs detectable in plasma as biomarkers of Alzheimer’s disease.

The main goal of this Phase IIB study is to establish reliable pre-analytical protocol and analytical workflow for detection of brain-enriched microRNAs in plasma of AD patients and control subjects.

NIH/NIA, Grant Number 3R44AG044860-06S1 (Admin. Suppl.) 09/01/2019 – 02/28/2020

Title: Brain-enriched microRNAs detectable in plasma as biomarkers of Alzheimer’s disease.

Alzheimer’s Drug Discovery Foundation. Ref #: 201809-2016425 11/11/2019 – 11/10/2020

Title: Circulating brain-enriched microRNAs as peripheral biomarkers of neurodegeneration.

The main goal of this project is to assess associations between circulating brain-enriched microRNAs and known AD markers in preclinical AD samples from A4 prevention study.

NIH/NIA SBIR Phase II Grant Number 2R44AG044860-02 02/15/2015 – 01/31/2017

Title: Early detection of Alzheimer’s (MCI stage): Analysis of plasma cell-free miRNA.

The goal of this Phase II study was to provide further validation for the MCI microRNA signature using plasma samples from well-characterized heterogeneous cohorts and to define microRNA biomarker signatures for predicting AD “progressors” and for differentiating AD from other neurodegenerative diseases.

NIH/NIA SBIR Phase I Grant Number 1R43AG053116-01 06/01/2016 – 11/30/2016

Title: Circulating organ-enriched microRNAs as biomarkers of aging

The goal of this study was to analyze brain-enriched microRNA signatures detectable in plasma in the context of normal aging; the study was conducted in collaboration with the New York Blood Center.

Rett Syndrome Research Trust (2014 and 2015 awards) 12/01/2014 – 04/30/2016

Title: Analysis of circulating brain-enriched microRNAs as biomarkers for Rett Syndrome.

The goal of this study was to assess brain-enriched microRNA biomarkers in plasma samples of Mecp2 deficient male and female mice and controls.

NIH/NIA SBIR Phase I Grant Number 1R43AG044860-01 07/01/2013 – 12/31/2013

Title: Early detection of Alzheimer’s disease at MCI stage by analysis of cell-free miRNA in plasma.

The goal of this study was to assess feasibility of detecting MCI patients who would progress to AD dementia and to identify microRNA biomarker candidates for differentiating Alzheimer’s disease from Parkinson’s disease.

The Michael J. Fox Foundation for Parkinson’s Research Grant Number 9477 2014

Title: Analysis of circulating brain-enriched microRNAs as biomarkers for Parkinson’s disease.

The goal of this study was to test microRNA biomarker candidates using plasma samples collected from Parkinson’s disease patients and age-matched controls from the BioFIND clinical study.

IRS-QTDP 2011

Title: Development of ADmiR, molecular test for early detection and monitoring of Alzheimer’s Disease.

Early studies towards identification of microRNA biomarker candidates for Alzheimer’s Disease.

Research & Development Strategy

DiamiR intends to conduct clinical development and launch CogniMIR® as a Laboratory Developed Test (LDT) using its CLIA-certified, CAP accredited laboratory based in New Haven CT.

According to the FDA’s guidance, “a laboratory developed test (LDT) is a type of in vitro diagnostic test that is designed, manufactured and used within a single laboratory. LDTs can be used to measure or detect a wide variety of analytes (substances such as proteins, chemical compounds like glucose or cholesterol, or DNA), in a sample taken from a human body. Some LDTs are relatively simple tests that measure single analytes, such as a test that measures the level of sodium. Other LDTs are complex and may measure or detect one or more analytes. For example, some tests can detect many DNA variations from a single blood sample, which can be used to help diagnose a genetic disease. Various levels of chemicals can be measured to help diagnose a patient’s state of health, such as levels of cholesterol or sodium. While the uses of an LDT are often the same as the uses of FDA-cleared or approved in vitro diagnostic tests, some labs may choose to offer their own test. For example, a hospital lab may run its own vitamin D assay, even though there is an FDA-cleared test for vitamin D currently on the market.”

While DiamiR’s plan is to validate the CogniMIR® miRNA panel in its lab, DiamiR is also studying the feasibility of offering protein biomarker testing, including but not limited to, pTau-181, pTau-217, Neurofilament Light (NfL), Aβ42/40 and TDP43 in it lab. There are a number of platform technologies (ELISA, Mass Spec, PCR) from various vendors that could be implemented in DiamiR’s lab. In 2023, DiamiR completed the analytical and clinical validation of its APOE Genotyping assay under CLIA guidelines. APOE4 is a known genetic risk factor for AD (https://www.nia.nih.gov/health/genetics-and-family-history/alzheimers-disease-genetics-fact-sheet). As part of DiamiR’s bi-annual CLIA lab inspection, the supporting data for its APOE test were reviewed in June 2024 and passed all requirements for its CLIA license. As a result, DiamiR’s CLIA license is now valid until June 2026.

The totality of DiamiR’s analytical validation work demonstrated the performance characteristics of the test method to ensure its accuracy, precision, Limit of Detection, and reliability under CLIA guidelines, before it is used for clinical diagnosis or research purposes.

APOE Genotyping test was validated and carried out at DiamiR’s lab by using the TaqMan assays for two SNP locations on the APOE gene, to detect the presence of either APOE alleles (E2/E2, E2/E3, E2/E4, E3/E3, E3/E4 and E4/E4) in the samples. A total of 10 pre-identified samples were utilized in this validation study to determine precision, lower limit of detection (LOD), and accuracy analysis of the APOE Genotyping test. Evaluation of precision was done by assessing the repeatability (within-run), and reproducibility (multiple runs within the lab) of the generated results. Two different results (raw Ct data and APOE Genotype calls) were analyzed for the test validation. Both results were found to be reproducible, repeatable, and accurate in all the experimental settings, which demonstrated that the DiamiR lab developed APOE Genotyping test is accurate in detecting APOE genotypes of a patient. This was further confirmed by a 100% accuracy measurement of the APOE Genotyping test carried out in the lab. Furthermore, DiamiR’s APOE Genotyping test is highly robust as reproducible and accurate APOE genotypes were obtained successfully in wide range of DNA concentrations (0.7ng-50ng). Based on the robustness, moving forward the lab could set a criterion for minimal gDNA requirement to be 0.7ng or 1ng for testing clinical samples. Based on these data, APOE Genotyping test is ready to be used in DiamiR lab for commercial purposes.

A recent paper published in Nature Medicine titled “APOE4 homozygosity represents a distinct genetic form of Alzheimer’s disease” (Nature Medicine, 2024, https://doi.org/10.1038/s41591-024-02931-w) demonstrated that APOE4 homozygotes, i.e. people who carry two copies of this Alzheimer’s risk gene, represent a genetic form of AD, suggesting the need for broader biomarker testing and “individualized prevention strategies” in clinical trials. A number of companies, for example Alzheon, NextCure, and Switch Therapeutics are pursuing APOE4 as a target for therapeutic intervention.

For pharma services contract work, DiamiR may use a 3rd party lab for protein biomarker testing. This would free up capacity in its lab for clinical validation work while generating near-term revenue for DiamiR. DiamiR has identified two potential partner labs for this work and are conducting its diligence on their capabilities.

Laboratory Information Management Systems

DiamiR’s future clinical services will be largely dependent on its internally developed Laboratory Information Management System or LIMS, which is its automated basis of managing operations and storing data and customer information. This LIMS was developed to meet its CLIA/CAP regulatory requirements and was reviewed as part of its most recent CLIA inspection in 2024, which DiamiR passed. Currently the LIM System is fully operational.

Clinical Research Collaborators

DiamiR currently has ongoing collaborations with: The Trustees of the University of Pennsylvania, Alzheimer’s Therapeutic Research Institute of University of Southern California, Brain Health Imaging Institute of Weill Cornell Medicine (BHII), and New York University School of Medicine. These institutions provide DiamiR with well-characterized plasma samples and associated demographic and clinical data for the analysis.

DiamiR previously collaborated with The Roskamp Institute Memory Center, Sarasota, FL; Washington University Alzheimer’s Disease Research Center; Center for Neurodegenerative Disease Research at University of Pennsylvania; Alzheimer’s Disease Cooperative Study (ADCS) Biomarker Core at University of California, San Diego (UCSD); Tri-State Rett Syndrome Center at Montefiore Medical Center, Albert Einstein College of Medicine; and New York Blood Center, Inc.

These organizations have provided, and may continue to provide, DiamiR with plasma samples, and accompanying clinical data as available, including disease status, patient demographics, neuroimaging data, CSF biomarkers analysis, cognitive assessment parameters, and accompanying diseases outcomes. DiamiR works, and will continue to work, closely with the researchers and physicians at the centers to ensure that the available clinical data is properly interpreted.

Intellectual Property

DiamiR relies on proprietary technologies and product branding. Its policy is to seek patent protection domestically and internationally and trademark registration for valuable assets, as appropriate, and maintain other aspects of its proprietary platform, processes, and know-how as trade secrets.

In February 2014 the United States Patent and Trademark Office (USPTO) issued U.S. Patent No. 8,648,017, entitled “Methods of using small RNA from bodily fluids for diagnosis and monitoring of neurodegenerative diseases.” The patent, which is set to expire in November 2030, claims the use of methods developed by DiamiR for early detection and diagnosis of neurodegenerative diseases (NDs).

In total, DiamiR has seven families of issued patents.

The table below contains the patent listing and country of issue for all of DiamiR’s 52 issued patents. DiamiR has an obligation to pay annual fees to keep these patents active in the different territories that have issued the patents.

Current DiamiR Patents Issued or Allowed

Ref #	Family Title-Troutman [Alternate Working Title]	Number of Patents Issued/ Allowed	Countries Where Issued/Allowed
DiamiR-001	METHODS OF USING SMALL RNA FROM BODILY FLUIDS FOR DIAGNOSIS AND MONITORING OF NEURODEGENERATIVE DISEASES **[Small RNA for Neuro-degenerative Diseases]**	**9**	Canada, Switzerland, Germany, Spain, France, UK, Ireland, Italy, US
DiamiR-002	miRNA-BASED UNIVERSAL SCREENING TEST **[miRNA Based Universal Screening]**	**17**	Australia, Canada, China, Switzerland (2), Germany (2), Spain, France (2), UK (2), Ireland, Italy, Japan, Russia, US (2)
DiamiR-003	METHODS OF USING miRNA FROM BODILY FLUIDS FOR EARLY DETECTION AND MONITORING OF MILD COGNITIVE IMPAIRMENT (MCI) AND ALZHEIMER'S DISEASE (AD) **[Using miRNA for detection of MCI and AD]**	**11**	Australia, China (2), Switzerland, Germany, France, UK, Ireland, Japan, US (2)
DiamiR-004	METHOD OF SELECTING BIOMARKER miRNA PAIRS FOR SCREENING, DIAGNOSTIC AND MONITORING TESTS **[Methods of Using miRNAs from Bodily Fluids for Detection and Monitoring of Parkinson's Disease]**	**11**	China, Switzerland, Germany, Spain, France, UK, Ireland, Italy, Japan, US
DiamiR-005	miRNA-BASED METHODS FOR DETECTING AND MONITORING AGING **[miRNA Based Methods for Aging]**	**1**	US
DiamiR-006	METHODS OF USING miRNAs FROM BODILY FLUIDS FOR DETECTION AND DIFFERENTIATION OF NEURODEGENERATIVE DISEASES **[Using miRNA for Detection of Neuro-degenerative Diseases ("FTD - ALS")]**	**2**	US
DiamiR-007	METHODS OF USING miRNA FROM BODILY FLUIDS FOR DIAGNOSIS AND MONITORING OF NEURODEVELOPMENTAL DISORDERS **[Using miRNA for Neuro-developmental Disorders]**	**1**	US
	Total	**52**

Intellectual Property

The following provides a general description of DiamiR’s patent portfolio and is not intended to represent an assessment of claim limitations or claim scope. Included in the portfolio are seven (7) patent families.

On February 11, 2014, the United States Patent and Trademark Office (“USPTO”) issued to DiamiR U.S. Patent No. 8,648,017, entitled “Methods of Using Small RNA from Bodily Fluids for Diagnosis and Monitoring of Neurodegenerative Diseases.” The patent, which is set to expire on November 4, 2030, claims the use of methods developed by DiamiR for detecting neurite destruction and synapse loss, associated with a neuronal pathology, prior to neuronal cell death as well as methods for monitoring changes in neurite destruction and synapse loss associated with development of a neuronal pathology and monitoring the effect of a treatment on neurite destruction and synapse loss in a subject suffering from a neuronal pathology. In addition, foreign counterparts to the U.S. patent have been granted in Canada, Switzerland, Germany, Spain, France, United Kingdom, Ireland and Italy.

On October 31, 2017, the USPTO issued to DiamiR U.S. Patent No.9,803,242, entitled “miRNA — Based Universal Screening Test (“UST”).” The patent, which is set to expire on December 26, 2032, claims the use of methods developed by DiamiR for selecting subjects for administering one or more disease-specific diagnostic tests to identify a specific pathology in the gastrointestinal (GI) system and/or the respiratory system and/or the nervous system (and further determine if such pathology is an inflammation or cancer). On November 12, 2019, the USPTO issued to DiamiR a second U.S. Patent No. 10,472,681 with related claims directed to selecting subjects for administering one or more disease-specific diagnostic tests to identify a specific pathology in lung or in a gastrointestinal (GI) organ, which is set to expire on April 18, 2032. In addition, foreign counterparts to the U.S. patents have been granted in Australia, Canada, China, Switzerland (2), Germany (2), Spain, France (2), United Kingdom (2), Ireland, Italy, and Japan.

On January 31, 2017, the USPTO issued to DiamiR U.S. Patent No.9,556,487, entitled “Methods of using miRNA from bodily fluids for early detection and monitoring of Mild Cognitive Impairment (“MCI”) and Alzheimer’s disease (“AD”). The patent, which is set to expire on February 19, 2033, claims a method developed by DiamiR of treating MCI or pre-MCI in a subject without clinical symptoms of dementia. On April 2, 2019, 2019, the USPTO issued to DiamiR a second U.S. Patent No. 10,246,747 which claims a method for identifying a compound useful for slowing the progression or treating Pre-MCI or MCI and a method for determining the effectiveness of a pre-MCI or MCI treatment in a subject, which is set to expire on April 18, 2032. In addition, foreign counterparts to the U.S. patents have been granted in Australia, China (2), Switzerland, Germany, France, United Kingdom, Ireland, and Japan.

On August 24, 2021, the USPTO issued to DiamiR U.S. Patent No. 11,098,362, entitled “Methods of using miRNAs from bodily fluids for detection and monitoring of Parkinson’s disease (PD)”. The patent, which is set to expire on November 17, 2034, claims a method developed by DiamiR for monitoring the effect of a treatment on development of PD and a method for identifying a compound useful for slowing down the progression or treating PD in a subject who had been previously diagnosed with PD. In addition, foreign counterparts to the U.S. patent have been granted in Canada, China, Switzerland, Germany, Spain, France, United Kingdom, Ireland, Italy and Japan.

On September 22, 2020, the USPTO issued to DiamiR U.S. Patent No. 10,781,487, entitled “MiRNA-Based Methods for Detecting and Monitoring Aging”. The patent, which is set to expire on July 24, 2038, claims a method developed by DiamiR for monitoring the rate of progression of brain aging in a subject and a method for monitoring the effect of a treatment on progression of brain aging.

On October 19, 2021, the USPTO issued to DiamiR U.S. Patent No. 11,149,313, entitled, “Methods of Using MiRNAs from Bodily Fluids for Detection and Differentiation of Neurodegenerative Diseases”. The patent, which is set to expire on April 9, 2037, claims a method developed by DiamiR for detecting a neurodegenerative disorder (ND) in a subject, wherein the ND is frontotemporal dementia (FTD) or amyotrophic lateral sclerosis (ALS) (and further differentiating between FTD or ALS and other neurodegenerative disorders) as well as a method for monitoring changes in development of FTD or ALS in a subject and a method for monitoring the effect of a therapeutic agent on development of FTD or ALS. In addition, a foreign counterpart has issued in the European Patent Organization; the validation is pending in France, Germany, Italy, Ireland, Spain, Switzerland and the UK.

On April 13, 2021, the USPTO issued to DiamiR U.S. Patent No. 10,975,436, entitled “Methods of Using miRNA from Bodily Fluids for Diagnosis and Monitoring of Neurodevelopmental Disorders”. The patent, which is set to expire on February 26, 2037, claims methods developed by DiamiR for detecting Rett Syndrome (RTT), monitoring changes in development of RTT, and treating RTT in a subject, or selecting subjects for enrollment in a clinical trial involving treatment of RTT, as well as methods for monitoring the effect of a treatment on development of RTT and methods for identifying a compound useful for slowing down the progressing or for treating RTT in a subject.

On June 27, 2024, DiamiR’s European Patent Application No. 17 771018.3 titled: “Methods of using miRNAs from bodily fluids for detection and differentiation of neurodegenerative diseases” was granted by the European Patent Office and the mention of grant was published in the European bulletin on July 24, 2024 and the European patent will be granted under number 3 433 381. The patent, which is set to expire in March 2037, claims the use of methods developed by DiamiR for early diagnosis of amyotrophic lateral sclerosis (ALS).

DiamiR’s team has developed a substantial know-how in extracting, detecting, and analyzing miRNAs. All statistical analyses are performed with the proprietary software developed by DiamiR, which is currently maintained as trade secret. Data analysis performed with DiamiR’s software will become an integral part of the tests developed by DiamiR.

DiamiR also plans on seeking trademark protection for commercially valuable products it develops. At the date of this proxy statement/prospectus U.S. Federal trademark registrations for the marks CogniMIR® and DiamiR® have been issued by the USPTO.

Market Size and Competition

US market opportunity for CogniMIR® in selection of early-stage patients for clinical trials — the following key market statistics are relevant for assessment of the overall size of this opportunity are compiled by the Alzheimer’s Association (alz.org):

WORLDWIDE PROJECTIONS OF ALZHEIMER'S PREVALENCE

FOR THE YEARS 2005-2050, BY STAGE OF DISEASE (IN MILLIONS)

2005
25.73 Million
2010
30.12 Million
2015
35.26 Million
2020
41.27 Million
2030
56.55 Million
2040
77.49 Million
2050
106.23 Million
Key
= 2 Million Early-Stage Cases of Alzheimer's
= 2 Million Late-Stage Cases of Alzheimer's *who require a high level of care equivalent to that of a nursing home*

**Adapted from "Forecasting the global burden of Alzheimer's disease." by Ron Brookmeyer, Elizabeth Johnson, Kathryn Ziegler-Graham, and H. Michael Arrighi 2007, Alzheimer's & Dementia, volume 3, p. 189. Copyright 2007 by The Alzheimer's Association.*

•        The population of Americans age 65 and older is projected to grow from 58 million in 2021 to 88 million by 2050.

•        The percentage of people with Alzheimer’s dementia increases with age: from 5.1% of people age 65 to 74 up to 33.4% of people age 85 and older have Alzheimer’s dementia.

•        Almost 2/3 of American with AD are women. Of the 6.7 million people age 65 and older with Alzheimer’s dementia in the United States, 4.1 million are women and 2.6 million are men. This represents 12% of women and 9% of men age 65 and older in the United States.

•        By 2025, the number of people age 65 and older with Alzheimer’s dementia is projected to reach 7.2 million — an 11% increase from the 6.7 million age 65 and older affected in 2023.

Number and Ages of People 65 or Older with Alzheimer's Dementia, 2025*

Total:
7.2 Million

65-74 years:
1.9 million (26.3%)

75-84 years:
2.8 million (39.0%)

85+ years:
2.5 million (34.8%)

•        The figures in the table above only reflect information pertaining to the United States.

•        By 2060, the number of people age 65 and older with Alzheimer’s dementia is projected to reach 13.8 million, barring the development of medical breakthroughs to prevent, slow or cure Alzheimer’s disease.

•        240+ clinical trials on MCI/AD are currently ongoing in the US; average number of patients: 220 per trial (source: clinicaltrials.gov);

•        The total number of patients screened per trial is at least the number of patients enrolled and frequently two to five times greater.

Broad screening of population in high-risk groups (e.g. for AD registries) presents a separate business opportunity for CogniMIR®.

By 2025, an estimated 7.2 million Americans will develop Alzheimer’s dementia. This number is expected to reach 13.8 million by 2060. Data suggest that annually about 500,000 cases are detected in the US. Based on the population statistics the number of new AD cases in Europe can be estimated at 830,000 per year and in Japan at 216,000 cases per year.

The potential worldwide market for AD diagnostic tests is driven not only by AD patients, but also by the millions of aging baby boomers (approaching age 65 as well as those in their 50s) considered as high risk for AD. The US population of 65+ year-olds is currently 58 million and is estimated to reach 88.5 million by 2050.

Studies from Harvard and Tufts Medical Center establish a high level of interest in early detection of AD and report that 66%–70% of respondents would like to be screened for AD even if no treatment is available [Harvard study: Alzheimer’s Research & Therapy 2013, 5:43; telephone survey of 2,678 respondents from the US, France, Germany, Poland, Spain; Tufts study: Health Econ 2012, 21:238; internet survey of 1,463 US respondents]. The Special Report titled “American Perspectives on Early Detection of Alzheimer’s Disease in the Era of Treatment” published by the Alzheimer’s Association in the first half of 2025 states: “Nearly 4 in 5 Americans surveyed would want to know if they had Alzheimer’s disease before having symptoms, or before those symptoms interfered with their activities” (https://www.alz.org/getmedia/3d226bf2-
0690-48d0-98ac-d790384f4ec2/alzheimers-facts-and-figures-special-report.pdf).

The survey also highlighted reasons for seeking an early stage AD diagnosis:

100%
80%
60%
40%
20%
0
83%
76%
68%
67%
58%
58%
55%
53%
48%
3%
It would allow for earlier treatment and care
It would allow me and my family to plan better for the future
It would encourage action to preserve existing cognitive function for as long as possible
It would help me understand what is happening
It would help me address potential safety issues ahead of time
It would encourage me and my family to seek support and education
It would help rule out other causes of memory problems or changes in behavior
It would allow for more time to assemble medical and caregiving teams
It would allow me to participate in clinical trials and other research on Alzheimer's disease
Other reasons

Initial focus

Since DiamiR’s 24-microRNA panel for risk assessment of Alzheimer’s disease, CogniMIR® is now analytically validated, DiamiR’s miRNA panel can be used to screen patients for MCI and AD clinical trials. In order to satisfy CLIA requirements, for analytical validation, DiamiR performed studies to demonstrate the assay’s performance characteristics, including:

•        Accuracy

•        Precision

•        Reportable range

•        Reference intervals/range

The results of this validation work were published in Journal Diagnostics, in July 2023: “Analytical Validation of a Novel MicroRNA Panel for Risk Stratification of Cognitive Impairment”. Kunwar et.al, Diagnostics 2023, 13, 2170. DiamiR believes its test can be launched as an LDT under current FDA guidelines. Should the FDA guidelines change in the future and require FDA approval of DiamiR’s CogniMIR® test, it will increase the time, costs, resources and risk of the test launch.

In this study, intra-run Ct correlation between the replicates obtained from two days for two operators was determined by creating a scatterplot and identifying the R2 value. For the intra-run analysis, each graph consisted of n = 192 Ct data points (4 samples × 24 miRNAs × 2 replicates). For each operator, the Cts from the first replicates were plotted against the Cts from the second replicates for Day 1 and Day 2. The R2 values were plotted against the Cts from the second replicates for Day 1 and Day 2. The R2 values between Replicate 1 and Replicate 2 on Day 1 and Day 2 for Operator 1 were 0.99 and 0.94. Similarly, the R2 values between Replicate 1 and Replicate 2 on Day 1 and Day 2 for operator 1 were .99 and .94, respectively. The R2 values between Replicate 1 and Replicate 2 on Day 1 and Day 2 for Operator 2 were both 0.95. The intra-run Ct correlation between the two replicates for the two operators on both days was R2 = 0.93 to 0.99.

According to clinicaltrials.gov, there are more than 250 MCI trials in Phase 1 and Phase 2, and more than 400+ PD trials currently ongoing. Analyses of recent trials indicate the need for a cost-efficient blood-based screening tool.

As of September 2023, 62 phase I and early phase I studies are listed as currently recruiting or are active on clinicaltrials.gov. An additional 94 trials are recruiting in phase 2. Although there is no guarantee, DiamiR believes that penetrating this market could result in near term revenues (within the next 12 months) for DiamiR and provide a significant growth opportunity for DiamiR.

High screen failure rates (estimated: 50% for mild to moderate Alzheimer’s trials and up to 80% for prodromal trials) result in lengthy recruitment and significantly increase the cost of trials. A Cleveland Clinic study concluded that the failure rate for AD drug development reached 99.6% in 2002-2012. Drug developers are focusing now on developing treatments that can have an impact on AD earlier in the pathology if the disease, and hence, diagnostic tools that could identify the disease early are needed to enable the development and use of such new treatments.

DiamiR’s plan for CogniMIR® is to be initially launched and performed in DiamiR’s CLIA lab facility with an expected capacity to perform at 3,500 to 5,000 tests per year. The test will be used as a stratification tool for patient inclusion/exclusion into AD and MCI trials, allowing DiamiR to act as a CRO to support such studies.

In parallel, DiamiR plans on launching the clinical version of its test, and plan for a validation study of CogniMIR® to commence in 2H 2025. This study will be designed to measure the test’s performance criteria including its Sensitivity, Specificity, and Negative and Positive Predictive Values. DiamiR’s ultimate goal is to make CogniMIR® a risk assessment tool that incorporates miRNAs, blood protein biomarkers and demographic datapoints to generate a risk score that allows physicians and patients make treatment decisions based on each patient’s unique biomarker profile.

DiamiR will work closely with KOLs to build a large database of clinical data. The database will include the data from both prospective studies conducted for clients and from archived samples already collected at academic research centers. DiamiR intends to publish the results of the analysis in peer-reviewed journals.

Competition

The table below summarizes types of biomarkers, which are currently used and are being developed within the industry for the detection of MCI and AD.

In Clinic	
Cognitive Assessment	MMSE, WAIS-III, ADAS-Cog, CDRS, etc. scores
Imaging (structural, functional, molecular)	MRI, CT, fMRI, PET
Cerebrospinal fluid (CSF)	$A\beta_{42/40,}$ tau, p-tau
Genetic	APOE4
In Clinical Trials / Research	
Blood-based	Protein biomarkers ($A\beta_{42/40,}$ NfL, p-tau217/181 etc.)
In Development	
Cognitive Assessment	computer-based, eye-movement tracking
Blood-based	peptides / proteins / autoantibodies
Blood-based	phospholipids
Blood-based	**cell-free microRNAs**

Based on the information available at the time of this proxy statement/prospectus, a number of companies are currently developing molecular assays for early detection of AD, including but not limited to: Fujirebio, Quanterix, C2N Diagnostics, ALZPath, Alamar Biosciences, Cognoptix, Eli Lilly, LabCorp, NanoSomiX, NeuroTrack, Esya Labs, Brain Spec, Cogni.Dx, Roche, and Quest Labs. A number of academic groups are also pursuing identification of AD biomarkers.

Quanterix (via its subsidiary Lucent Diagnostics), C2N Diagnostics, and Quest Labs have launched commercial LDTs for AD based on select protein biomarkers (Ab42/40, p-Tau217, and p-Tau181). In May 2025, the FDA granted 510(k) clearance for Fujirebio’s Lumipulse® G pTau 217/β-Amyloid 1-42 Plasma Ratio in-vitro diagnostic (IVD) test for the assessment of amyloid pathology in patients presenting with signs and symptoms of cognitive decline being evaluated for Alzheimer’s disease and other causes of cognitive decline.

DiamiR is not aware of any companies offering commercial miRNA-based tests for brain health at this time.

Advantages of DiamiR’s Technology

Key advantages of DiamiR’s technology include the following:

•        DiamiR’s novel proprietary approach allows detecting molecular signatures of brain health in blood;

•        Liquid biopsy, blood-based, tests are minimally invasive, are potentially less expensive than current tests that rely on neuroimaging technologies and analysis of biomarkers in cerebrospinal fluid, and are therefore suitable for primary screening;

•        The proof-of-concept data generated to date indicates DiamiR’s approach may allow detecting and differentiating pathologies with high degree of accuracy; and

•        DiamiR’s technology is complementary, and potentially synergistic, to other diagnostic platforms, such as imaging and/or blood protein biomarkers.

DiamiR’s tests are currently not commercially available. If the tests are successfully developed and launched, DiamiR believes that it will compete primarily on the basis of:

•        Clinical validation of DiamiR’s biomarker panels using samples from large heterogeneous cohorts from both retrospective and prospective clinical studies, including demonstration of correlation of DiamiR’s biomarkers with currently used biomarkers of AD and of the ability of DiamiR’s tests to specifically identify AD, and differentiate it from other NDs;

•        DiamiR’s ability to identify MCI, and predict whether a patient is likely to progress to AD or other NDs;

•        DiamiR’s ability to monitor disease progression and response to treatment;

•        Ease of use of DiamiR’s tests: they are minimally invasive, based on analysis of plasma;

•        Potential cost advantage of DiamiR’s tests compared to imaging and analysis of cerebrospinal fluid biomarkers;

•        DiamiR’s collaborations with high profile academic clinical centers; and

•        Value to customers (e.g. asymptomatic subjects in high-risk groups) promoting repeat testing (e.g. annual screening).

DiamiR believes that its success will depend on its ability to expeditiously:

•        Launch the tests in the US and expand in countries outside of the US;

•        Continue to innovate and maintain scientifically advanced technology;

•        Market and sell DiamiR’s tests, initially as a clinical research tool for pre-selection of patients for AD trials;

•        Expand DiamiR’s tests to provide information on other NDs;

•        Optimize DiamiR’s sample collection process;

•        Publish clinical studies in peer-reviewed journals;

•        Continue to validate DiamiR’s tests, especially with respect to treatment benefit;

•        Attract and retain skilled personnel;

•        Protect DiamiR’s products and technology with patents;

•        Assure the quality of DiamiR’s LDTs produced under FDA and CLIA guidelines;

•        Assure that the CLIA lab where tests are produced continue to maintain all appropriate licenses; and

•        Meet necessary regulatory requirements.

Payment and reimbursement

The principal groups that DiamiR expects to pay for its molecular testing services include:

•        Biopharmaceutical companies conducting clinical trials;

•        Clinical centers, including memory, brain health and geriatric centers that will pay negotiated rates for their clinicians’ test orders;

•        Commercial third-party payors, based on existing or novel Current Procedural Terminology (CPT) and/or PLA codes;

•        Government and private payors, with whom DiamiR plans to initiate a dialog and to submit relevant applications as soon as feasible; and

•        Patients and at-risk individuals who pay co-payments, deductibles and other amounts that DiamiR is unable to collect from their health insurers.

After this offering, DiamiR plans to expand its team with reimbursement and regulatory experts, and DiamiR will work diligently towards securing reimbursement based on current regulations. DiamiR plans on creating a clinical dossier compromised of peer-review publications on the following 4 key areas:

1.      Analytical Validation — The assay correctly and reproducibly tests for specific analytes/targets

2.      Clinical Validation — The assay’s target analytes rule-in or rule-out a disease

3.      Clinical utility — The test results in changes with physician behavior or patient treatment

4.      Cost-effectiveness and economic health benefits — The test saves the healthcare system money, either by reducing unnecessary treatment, improving outcomes or other measures.

A robust clinical dossier is a critical tool for successful reimbursement discussions with payors. DiamiR’s management team has experience with, and understands the process, and will focus its efforts to gain insurance coverage in a timely manner.

Accurate early diagnostics of AD will improve effectiveness of future cost of care for AD. The current cost of care for AD and AD related issues is estimated to be around $345B annually and is expected to reach $1Trillion by 2050.

Costs of Care by Payment Source for Americans Age 65 and Older with Alzheimer's or Other Dementias, 2025*

Total cost: $384 Billion (B)

- **Medicare** $174 B, 45%
- **Medicaid** $72 B, 19%
- **Out of pocket** $97 B, 25%
- **Other** $41 B, 11%

____________

*        https://www.alz.org/media/Documents/alzheimers-facts-and-figures.pdf

Strategies and products designed for early identification of AD are key to reducing the financial burden of AD to payors, caregivers, and families of those impacted by this disease. Thus, the use of CogniMIR® and DiamiR’s other future tests align with payors’ goals to improve the affordability and efficacy of diagnosis and treatment for AD.

Other supportive publications on cost effectiveness of early intervention include:

“Evaluation of the Cost-effectiveness of Drug Treatment for Alzheimer Disease in a Simulation Model That Includes Caregiver and Societal Factors.” Ito et. al. JAMA Netw Open. 2021 Oct; 4(10): e2129392. Published online 2021 Oct.22. doi: 10.1001/jamanetworkopen.2021.29392PMCID: PMC8536950. PMID: 34677596

“Assessing the Cost-effectiveness of a Hypothetical Disease-modifying Therapy With Limited Duration for the Treatment of Early Symptomatic Alzheimer Disease.” Boustani et. al., Clinical Therapeutics. Volume 44, Issue 11, November 2022, Pages 1449-1462. https://doi.org/10.1016/j.clinthera.2022.09.008

https://cevr.tuftsmedicalcenter.org/publications/valuing-alzheimer-disease-therapies-considering-costs-and-benefits-beyond-the-patient

“Early intervention in Alzheimer’s disease: a health economic study of the effects of diagnostic timing” Barnett et al. BMC Neurology 2014, 14:101].

Regulations

Clinical Laboratory Improvement Amendments of 1988 and State Regulation

In the United States, as a diagnostic service provider, DiamiR is required to hold certain federal and state licenses, certifications and permits to conduct its business. As to federal certifications, in 1988, Congress passed the Clinical Laboratory Improvement Amendments, or CLIA, establishing quality standards for all laboratory testing to ensure the accuracy, reliability and timeliness of patient test results regardless of where the test was performed. All DiamiR’s tests will be validated and performed at its laboratory, which is CLIA certified and additionally accredited by the College of American Pathologists, or CAP, a CLIA approved accrediting organization.

Under CLIA, a laboratory is any facility which performs laboratory testing on specimens derived from humans for the purpose of providing information for the diagnosis, prevention or treatment of disease, or the impairment of, or assessment of health. CLIA also requires that a laboratory holds a certificate applicable to the type of work performed and complies with certain standards. CLIA further regulates virtually all clinical laboratories by requiring they be certified by the federal government and comply with various operational, personnel, facilities administration, quality and proficiency requirements intended to ensure that their clinical laboratory testing services are accurate, reliable and timely. Laboratories must register and list their tests with CMS, the agency that oversees CLIA; are subject to survey and inspection every two years to assess compliance with program standards; and may be subject to additional unannounced inspections.

State Laboratory Testing — Several states require the licensure of out-of-state laboratories that accept specimens from those states. For example, New York State requires a laboratory to hold a permit, which is issued after an on-site inspection and approval of testing methodology, and has various requirements over and above CLIA. For development of DiamiR’s tests, DiamiR plans to partner with CLIA-certified laboratories that are also licensed in all or almost all states, including New York. All DiamiR’s tests will be developed as laboratory-developed tests (LDTs).

FDA

The United States Food and Drug Administration, or FDA, regulates the sale and distribution in interstate commerce of medical devices under the Federal Food, Drug, and Cosmetic Act, or the FDCA, including in vitro diagnostic devices (IVDs), reagents and instruments used to perform diagnostic testing. Devices must undergo premarket review by FDA prior to commercialization unless the device is of a type exempted from such review by statute, regulation, or pursuant to FDA’s exercise of enforcement discretion.

DiamiR cannot assure that CogniMIR® and its future products will not require in the future FDA approvals outside of current guidelines for LDTs, or, in such an event, that such approval or clearance would be forthcoming.

Regardless of the regulatory framework, DiamiR intends to conduct multiple clinical studies in support of the analytical and clinical validity claims of its diagnostic tests. These studies will continue after DiamiR’s tests are launched to accumulate additional data and further evaluate benefits for patients and to inform healthcare providers. The results of the clinical testing will be fully communicated to the medical and scientific communities.

DiamiR plans on launching its products under Lab Developed Test (LDT) path to market under CLIA in accordance with the current FDA guidelines.

For decades, the FDA considered a laboratory developed tests (LDTs) to be a test that is intended for clinical use and that is developed, validated, and performed within a single laboratory that is certified under the Clinical Laboratory Improvement Amendments of 1988 (CLIA) and meets the regulatory requirements under CLIA to perform high complexity testing. The FDA has historically asserted its authority to regulate LDTs as medical devices under the FDCA, but it has generally exercised enforcement discretion with regard to LDTs. This means that even though the FDA believes it can impose regulatory requirements on LDTs, such as requirements for premarket review, de novo classification, or clearance of LDTs, it has generally chosen not to enforce those requirements. The FDA has, on occasion, sent warning letters to laboratories offering LDTs that the agency believed were not eligible for enforcement discretion because of how they were developed, validated, performed, or marketed and consequent risks to the public.

On May 6, 2024, the FDA published the final rule on the regulation of LDTs (the “New Rule”). The New Rule followed more than a decade of efforts both by the FDA to clarify the regulatory status of LDTs and Congress to reform the regulatory framework of in vitro diagnostics (IVDs), including LDTs. The New Rule explicitly stated that IVDs offered as LDTs fall under the FDCA and the FDA would phase out its general enforcement discretion approach for most LDTs. The New Rule would phase-out enforcement discretion over a period of four years and require compliance with device registration and listing requirements, medical device reporting requirements, 510(k) clearance, denovo authorization or Premarket Approval and the requirements of the FDA’s Quality System Regulation.

However, on March 31, 2025, the U.S. District Court for the Eastern District of Texas vacated the FDA’s final rule that aimed to regulate laboratory-developed tests as medical devices under the Federal Food, Drug, and Cosmetic Act. The court ruled that the FDA lacked the statutory authority to classify LDTs — diagnostic tests developed and used within a single laboratory — as medical devices, emphasizing that LDTs are professional medical services, not tangible products subject to FDA regulation.

This decision halts the FDA’s plan to phase out its general enforcement discretion over LDTs, which would have introduced new compliance obligations over a four-year period. The court’s ruling underscores that oversight of LDTs falls under the CLIA, administered by the Centers for Medicare & Medicaid Services (CMS), not the FDA. The FDA had until May 30, 2025, to appeal the decision, but decided against filing an appeal in May 2025.

HIPAA and HITECH

Under the provisions of the Health Insurance Portability and Accountability Act, or HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, the United States Department of Health and Human Services issued regulations that establish uniform standards governing the conduct of certain electronic health care transactions and protecting the privacy and security of protected health information (PHI) used or disclosed by health care providers and other covered entities. Three principal regulations with which DiamiR is required to comply have been issued in final form under HIPAA: privacy regulations, security regulations, and standards for electronic transactions, which establish standards for common health care transactions.

The privacy regulations cover the use and disclosure of PHI by health care providers. They also set forth certain rights that an individual has with respect to his or her PHI maintained by a health care provider, including the right to access or amend certain records containing PHI or to request restrictions on the use or disclosure of PHI. The security regulations establish requirements for safeguarding the confidentiality, integrity, and availability of PHI that is electronically transmitted or electronically stored. The HITECH Act, among other things, established certain health information security breach notification requirements. A covered entity must notify any individual whose PHI is breached. The HIPAA privacy and security regulations establish a uniform federal “floor” and do not supersede state laws that are more stringent or provide individuals with greater rights with respect to the privacy or security of, and access to, their records containing PHI.

These laws contain significant fines and other penalties for wrongful use or disclosure of protected health information.

Federal, State and Foreign Fraud and Abuse Laws

In the United States, there are various fraud and abuse laws with which DiamiR must comply and DiamiR is potentially subject to regulation by various federal, state and local authorities. DiamiR also may be subject to foreign fraud and abuse laws.

In the United States, the federal Anti-Kickback Statute prohibits, among other things, knowingly and willfully offering, paying, soliciting or receiving remuneration to induce or in return for patient referrals for, or purchasing, leasing, ordering or arranging for the purchase, lease or order of, any health care item or service reimbursable under a governmental payor program.

Courts have stated that a financial arrangement may violate the Anti-Kickback Statute if any one purpose of the arrangement is to encourage patient referrals or other federal health care program business, regardless of whether there are other legitimate purposes for the arrangement. The definition of “remuneration” has been broadly interpreted to include anything of value, including gifts, discounts, credit arrangements, payments of cash, consulting fees, waivers of co-payments, ownership interests and providing anything at less than its fair market value. Penalties for federal anti-kickback violations are severe, and include imprisonment, criminal fines, civil money penalties, and exclusion from participation in federal health care programs. Many states also have anti-kickback statutes, some of which may apply to items or services reimbursed by any third-party payor, including commercial insurers.

Legislation defining two new federal crimes related to health care was recently enacted: health care fraud and false statements relating to health care matters. The health care fraud statute prohibits knowingly and willfully executing a scheme to defraud any health care benefit program, including private payors. A violation of this statute is a felony and may result in fines, imprisonment or exclusion from governmental payor programs such as the Medicare and Medicaid programs. The false statements statute prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for health care benefits, items or services. A violation of this statute is a felony and may result in fines, imprisonment or exclusion from governmental payor programs.

Finally, another development affecting the health care industry is the increased enforcement of the federal False Claims Act and, in particular, actions brought pursuant to the False Claims Act’s “whistleblower” or “qui tam” provisions. The False Claims Act imposes liability on any person or entity that, among other things, knowingly presents, or causes to be presented, a false or fraudulent claim for payment by a federal governmental payor program. The qui tam provisions of the False Claims Act allow a private individual to bring actions on behalf of the federal government alleging that the defendant has defrauded the federal government by submitting a false claim to the federal government and permit such individuals to share in any amounts paid by the entity to the government in fines or settlement. When an entity is determined to have violated the False Claims Act, it may be required to pay up to three times the actual damages sustained by the government, plus civil penalties ranging from $5,500 to $11,000 for each false claim.

In addition, various states have enacted false claim laws analogous to the federal False Claims Act, although many of these state laws apply where a claim is submitted to any third-party payor and not merely a governmental payor program.

In Europe various countries have adopted anti-bribery laws providing for severe consequences, in the form of criminal penalties and/or significant fines, for individuals and/or companies committing a bribery offence. Violations of these anti-bribery laws, or allegations of such violations, could have a negative impact on DiamiR’s business, results of operations and reputation.

Properties

DiamiR acquired a CLIA certified, CAP accredited laboratory space in New Haven CT in April 2021. DiamiR operates this lab with DiamiR employees and pays a monthly fee of $3,565 for its rent.

While DiamiR believes that its current laboratory is adequate to meet its near term objectives, DiamiR may need additional space for laboratory operations in the future, and may look to expand its current lab, or invest in a developing a larger facility as DiamiR’s needs evolve.

DIAMIR’S DIRECTORS, OFFICERS AND CORPORATE MANAGEMENT

Directors and Executive Officers

The table below lists DiamiR’s officers and directors.

Name	Age	Position
Alidad Mireskandari	57	Chief Executive Officer
Kira S. Sheinerman	55	Executive Director, Secretary and Treasurer
Gary Anthony	63	Chief Financial Officer

Alidad Mireskandari, Ph.D., MBA, Chief Executive Officer.    Dr. Mireskandari joined DiamiR in July 2022, and has over 12 years of life sciences industry experience with a focus on molecular diagnostic test development and commercialization, including regulatory and reimbursement expertise. Dr. Mireskandari most recently served as Chief Development Officer of Interpace Biosciences from 2013 to 2022, and prior to that as President & Chief Executive Officer of JS Genetics from 2009 to 2013. From 2000 to 2009, Dr. Mireskandari was a hedge fund manager in charge of Life Sciences trading portfolios of Nomura Securities, BNP Paribas and Raeburn Advisors. Prior to this experience, he was a consultant with PRTM’s life sciences industry group from 1998 to 2000 and a research fellow at National Institutes of Health’s National Cancer Institute from 1990 to 1996. Dr. Mireskandari holds his Ph.D. in Generics from George Washington University and his MBA from the University of Michigan Ross School of Business.

Kira S. Sheinerman, Ph.D., MBA, Treasurer and Secretary, Executive Director.    Kira Sheinerman joined DiamiR in September 2009, and is DiamiR’s Co-Founder and Executive Director. Dr. Sheinerman was also Executive Chairman of DiamiR, LLC prior to and after the Share Exchange. Since November 2015, Dr. Sheinerman has served as a Managing Director, Healthcare Investment Banking at H.C. Wainwright & Co., LLC, where she works on financial and strategic transactions for growth life sciences companies. Previously, she was a Managing Director of Healthcare Investment Banking at Burrill & Company from 2012 to 2013 and Rodman & Renshaw from 2005 to 2012. Prior to investment banking, Dr. Sheinerman worked at the Arcus group, a life sciences strategic consulting firm. From 2010 to 2021 she served as a board member of the Boyce Thompson Institute, an affiliate of Cornell University; from 2015 through 2018 she served as the co-chair of Alzheimer’s Association Business Consortium; and from 2020 to 2023 she served as the senior strategic consultant to Aptorum Group (NASDAQ: APM). In 2008-2009, Dr. Sheinerman chaired the Board Executive Committee of Xenomics (now Cardiff Oncology; NASDAQ: CRDF). Dr. Sheinerman received her Ph.D. in Biomedical Sciences from Mount Sinai School of Medicine for her work on molecular mechanisms of Alzheimer’s Disease. Dr. Sheinerman also holds an Honors MBA from the Zicklin School of Business, Baruch College/CUNY.

Gary Anthony, Chief Financial Officer.    Gary Anthony is an independent consultant providing management and support services to pre-IPO and smaller reporting public companies with respect to accounting, financial reporting, and internal controls. Since November 2022, Mr. Anthony has served the Company as a financial consultant and Acting Chief Financial Officer. Since 2022, Mr. Anthony has primarily provided interim controller and financial reporting services to various such companies in pharmaceutical, software, manufacturing, and service industries. From 2020 to 2022 he served as Controller of IPKeys Power Partners and from 2019 to 2020 Controller of Heat Biologics. Previously, he served as Chief Financial Officer of Algos Pharmaceutical Corporation and Axion International and principal accounting officer of Majesco Entertainment and Xenomics. Mr. Anthony earned his BS in Accounting from Monmouth College and initially served on the audit staff of Coopers & Lybrand.

Significant Employees

The following are employees who are not executive officers, but who are expected to make significant contributions to DiamiR’s business:

Gyanendra Kumar, Ph.D., VP, Assay Development.    Dr. Kumar joined DiamiR in April 2021, and is an accomplished research & development leader, with experience in leading CLIA facility operations. Dr. Kumar has 20+ years of experience in the development of technologies for molecular diagnostic and other applications. Prior to joining DiamiR, he was VP of Assay Development at Interpace Biosciences. From 2014 to 2021, he led the completion of product development, validation, and launch of two molecular diagnostic tests for thyroid malignancy based upon Next Generation Sequencing and microRNA profiling. From 1999 to 2009, Dr. Kumar led R&D efforts for the development of whole genome amplification (WGA) technologies at Molecular Staging and at GE Healthcare. Furthermore, he has expertise and record of establishing independent research programs related to “Expression Regulation and Functional Genomics”. Prior to joining biotechnology industry, Dr. Kumar was Associate Professor of Molecular Biology & Genetics (1988-1996) at Wayne State University School of Medicine, Detroit MI. He received his post-doc training in Molecular Biology and Genetics from Prof. David C. Ward at Yale University, and Ph.D. in Chemistry from Lucknow University, India.

Kenny K. Ablordeppey, MS, Laboratory Supervisor & Project Manager.    Mr. Ablordeppey joined DiamiR in April 2021. Prior to joining DiamiR, he was the Project Manager for Assay Development at Interpace Biosciences. From 2017 to 2021, he managed the completion of product development, validation, and launch of molecular diagnostic tests for thyroid malignancy. He has a M.S in Molecular and Cellular Biology and a B.S in Biochemistry and Molecular Biology from the University of Massachusetts, Amherst.

Scientific Advisory Board

The Scientific Advisory Board shall help the Company sharpen its focus on innovation and technological advancements and address critical scientific challenges in its research and development; it will provide overall advice on the scientific development of the company. As of the date of this proxy statement/prospectus, DiamiR has 4 members on this board.

Henry (Harv) M. Rinder, MD, MA, FACP, FASCP, Professor of Laboratory Medicine & Internal Medicine (Hematology), Yale School of Medicine & Yale-New Haven Hospital.    He received a BS degree from Yale and MD from UVM, where he also completed a post-sophomore pathology fellowship under John Craighead, Jack Clemmons, and Wash Winn. Harv trained in internal medicine and was chief medical resident at Maine Medical Center with Bob Hillman and Ken Ault, then returned to Yale School of Medicine for training in hematology and clinical pathology under the tutelage of Bernie Forget, Ed Benz, Brian Smith, and Peter Jatlow, coming on staff at Yale New Haven Hospital in 1992. Dr. Rinder is active in research on molecular mechanisms of inflammation, platelets, and hemostasis; he consults in hematology, teaches residents and fellows in pathology and hematology, and directs the hematology laboratory at Yale-New Haven Hospital. Harv is an active collaborator on multiple clinical and translational research, as well as industry/pharma, projects. Dr. Rinder is a volunteer for the ASCP, serving on committees tasked with education and professional development, and currently is President of the ASCP, serving the pathology and laboratory professional workforce.

Robert Rissman, Ph.D., Professor Physiology and Neuroscience and the W.M. Keck Endowed Professor in Medicine.    Dr. Rissman is the founding Director of the Neuroscience Translational Research Division and the ATRI Biomarker Laboratory and Biorepository. He is the Alzheimer’s Clinical Trials Consortium (ACTC) Biorepository Unit Lead. Dr. Rissman was a Founding Director of UCSD’s Alzheimer’s Disease Cooperative Study (ADCS) Biomarker Core, as well as Founding Director of the Biomarker Core for University of Southern California (USC) Alzheimer’s Therapeutic Research Institute (ATRI) in San Diego. He is also the Director of UCSD’s Shiley-Marcos Alzheimer’s Disease Research Center (ADRC) Neuropathology and Biomarker Cores and Brain Bank and the Alzheimer’s Clinical Trials Consortium (ACTC). Dr. Rissman received his Bachelor of Science degree at UC San Diego, his Ph.D. from Drexel University, and completed postdoctoral studies at UC Irvine and The Salk Institute for Biological Studies. He has been a contributing author to over one hundred and fifty publications in the field of neurosciences. Dr. Rissman’s current area of research is focused on novel biomarker discovery and experimental neuropathology in Alzheimer’s disease and related dementias (ADRD), Parkinson’s disease (PD), and preclinical animal models. The research conducted in his VA SD lab focuses on understanding how central corticotropin-releasing factor (CRF) neuromodulatory pathways interplay with peripheral stress signaling and contribute to neuronal vulnerability and AD neuropathology using in vivo pharmacology in transgenic animal models and human biospecimens.

Sydney Finkelstein MD, Dr. Finkelstein is a board-certified pathologist specializing in gastrointestinal pathology with extensive experience in molecular diagnostics. In addition to board certification in Anatomical Pathology, Dr. Finkelstein is board-certified in Neuropathology having performed his clinical training at the University of Toronto Teaching Hospitals which then was followed by a research fellowship at Hahnemann University, Philadelphia, PA. He directed neuropathology at Hahnemann University and then at Rhode Island hospital, Brown University, with clinical, research and teaching responsibilities in both institutional clinical neuroscience programs. He is the Adjunct Professor of Pathology, Drexel University on the faculty of Allegheny General Hospital, Pittsburgh, PA and is currently CSO of Interpace Biosciences. Dr. Finkelstein serves as DiamiR’s CLIA Medical Director.

Mikhail Denissenko, MD, Ph.D., Director, Program Management Hologic, Inc.    Mikhail Denissenko has over 20 years of experience in Diagnostics and Drug Discovery. Most recently he served as Director of Program Management at the Diagnostics Solutions division of Hologic, a medical technology company primarily focused on improving women’s health through early detection and treatment. At Hologic, Dr. Denisenko oversaw a portfolio of new product development projects encompassing molecular diagnostics of infectious diseases and cancer, including instrumentation. Previously, Dr. Denissenko led New Product Portfolio Management at Prometheus Labs, a Nestlé Health Science Company that employed both Dx and Rx approaches to improve human condition in gastrointestinal and liver diseases. Prior to Prometheus, Dr. Denissenko was a head of strategic innovation, technology assessment, and product development for Molecular and Cellular Essentials business platform at Thermo Fisher Scientific; was on Drug Discovery management team in the Pharmaceuticals division at Sequenom; and led an R&D group involved in the development and production of commercial bioreagents at BD Biosciences. During his career in the life sciences industry, Dr. Denissenko had advanced Product Lifecycle Management beyond being a mere toolset and established it as a key business approach, thus facilitating innovation and driving product development. Dr. Denissenko is also a founder of two biotech startup companies and an author of over 40 peer-reviewed publications, including a seminal Science paper (>1,960 citations), and several book chapters.

Kevin Krenitsky, MD.    From 2015-2016, Kevin Krenitsky served as President of OpGen (NASDAQ:OPGN) and oversaw the rollout of the company’s Acuitas® MDRO family of Gene Tests and the development of Acuitas Lighthouse™ MDRO Management System. Dr. Krenitsky has more than 15 years of experience leading and managing global diagnostic and biotechnology operations, including as Chief Commercial Officer & SVP of International Strategy and previously Chief Operating Officer of Foundation Medicine (NASDAQ: FMI). Prior to Foundation Medicine, he served as President of Enzo Clinical Labs, a wholly owned subsidiary of Enzo Biochem (NYSE:ENZ), where he instituted a comprehensive strategic and operational plan that led to the launch of numerous FDA-approved esoteric tests, as well as several new laboratory developed tests. Dr. Krenitsky served as Chief Executive Officer at both BioServe Biotechnologies, a global biotechnology company specializing in processing genetic diagnostic tests, and Parkway Clinical Laboratories, a clinical diagnostic lab providing comprehensive routine and esoteric testing. He also held various senior-level positions within Genomics Collaborative, Inc. (a SeraCare Life Sciences Company), a full-scale clinical and genomics research company, and is a former Board member of the New York State Clinical Lab Association and BioServe. Dr. Krenitsky received a B.S. in business management from the University of Scranton and an M.D. from Jefferson Medical College (now the Sidney Kimmel Medical College) in Philadelphia.

Cybersecurity

Cybersecurity Risk Management and Strategy

We recognize the importance of assessing, identifying, and managing material risks associated with cybersecurity threats, as such term is defined in Item 106(a) of Regulation S-K. These risks include, among other things: operational risks, intellectual property theft, fraud, extortion, harm to employees or customers and violation of data privacy or security laws.

Identifying and assessing cybersecurity risk is integrated into our overall risk management systems and processes. Cybersecurity risks related to our business, technical operations, privacy and compliance issues are identified and addressed through a multi-faceted approach including third party assessments, IT security, governance, risk and compliance reviews. To defend, detect and respond to cybersecurity incidents, we, among other things: conduct proactive privacy and cybersecurity reviews of systems and applications, perform penetration testing using external third-party tools and techniques to test security controls, operate a bug bounty program to encourage proactive vulnerability reporting, conduct employee training, monitor emerging laws and regulations related to data protection and information security (including our consumer products) and implement appropriate changes.

We are working on implementing incident response and breach management processes which have four overarching and interconnected stages: 1) preparation for a cybersecurity incident, 2) detection and analysis of a security incident, 3) containment, eradication and recovery, and 4) post-incident analysis. Such incident responses are overseen by our current management.

Security events and data incidents are evaluated, ranked by severity and prioritized for response and remediation. Incidents are evaluated to determine materiality as well as operational and business impact, and reviewed for privacy impact.

We describe whether and how risks from identified cybersecurity threats, including as a result of any previous cybersecurity incidents, have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations, or financial condition, under the heading “Our information technology systems or data, or those of our service providers or customers or users could be subject to cyber-attacks or other security incidents, which could result in data breaches, intellectual property theft, claims, litigation, regulatory investigations, significant liability, reputational damage and other adverse consequences” included as part of our risk factor disclosures found elsewhere in this proxy statement/prospectus.

DIAMIR’S EXECUTIVE COMPENSATION

Summary Compensation Table

The following summary compensation table sets forth all compensation awarded to, earned by, or paid to the DiamiR named executive officer during the years ended May 31, 2025 and 2024 in all capacities for the accounts of the executive, including the CEO, CFO and CSO:

Name and principal position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)		Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Alidad Mireskandari	2025	157,670	—	—	—		—	—		157,670
CEO	2024	215,000	—	—	—		—	—		215,000

Fred Knechtel	2025	—	—	—	—		—	—	—	—
CFO	2024	—	—	—	—	(3)	—	—	—	—

Samuil Umansky	2025	65,770	—	—	—		—	—	—	65,770
CSO	2024	128,625	—	—	—		—	—	—	128,625

____________

(1)      Represents the value of 220,000 options issued to Mr. Mireskandari in 2023 based on the probable outcome of performance conditions. The value of the awards based on achieving the highest level of performance conditions was $1,359,160.

(2)      Represents the value of 88,000 restricted stock awards granted to Mr. Mireskandari in 2022 based on the probable outcome of performance conditions. The value of the awards based on achieving the highest level of performance conditions was $652,080. Mr. Mireskandari has an additional 8,000 options, which he received prior to 2022 for previous consulting work he did for the Company.

(3)      Represents the value of 13,000 options issued to Mr. Knechtel and 88,000 options modified in 2023 based on the probable outcome of performance conditions. The value of the options issued and the incremental value of the options modified based on achieving the highest level of performance conditions was $187,500 in the aggregate.

2014 Stock Option Plan

On October 1, 2014, DiamiR’s Board of Directors approved and adopted the 2014 Stock Option Plan (the “2014 Plan”).

The Plan provided for the grant of stock options to its employees, officers, directors and consultants, and is administered by the Board of Directors, provided that the Board may delegate such administration to a committee consisting of no fewer than two independent members of the Board of Directors. As of the date of this proxy statement/prospectus, there are 511,950 options or other grants outstanding under the Plan. No further shares may be granted under the 2014 Plan.

Outstanding Equity Awards at Fiscal Year End

The following table summarizes outstanding unexercised options, unvested stocks and equity incentive plan awards held by each of DiamiR’s named executive officers, as of May 31, 2025:

Outstanding Equity Awards at May 31, 2025

Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Prices ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Share or Units of Stock That Have Not Vested ($)(1)	Equity Incentive Plan Awards: Number of Usernamed Shares, Units or Other Rights That Have Not Been Issued (#)	Equity Incentive Plan Awards: Markey or Payout Value of Unearned Shares, Units or Other Rights That Have Not Been Issued ($)
Alidad Mireskandari	74,000	154,000	154,000	$7.01	July 8, 2032	88,000	616,880	—	—
Fred Knechtel	—	94,500	—	$0.01	August 31, 2033	—	—	—	—
Samuil Umansky	—	—	—	—	—	—	—	—	—

____________

(1)      Based on the estimated grant-date fair value of $7.01 for year ended May 31, 2025.

2024 Stock Option Plan

On May 31, 2024, DiamiR’s Board of Directors approved and adopted the 2024 Stock Option Plan (the “2024 Plan”), The 2024 Plan is effective as of May 31, 2024 and is intended to replace the 2014 plan, which expired on September 30, 2024.

The Plan provides for the grant of stock options to DiamiR’s employees, officers, directors and consultants, and is administered by the Board of Directors, provided that the Board may delegate such administration to a committee consisting of no fewer than two independent members of the Board of Directors. The Plan provides for a total of 600,000 shares of common stock to be reserved for issuance. Proportionate adjustments will be made to the number of shares of common stock subject to the 2024 Plan in the event of any change in its capitalization affecting its common stock, such as a stock split, reverse stock split, recapitalization, or combination of the authorized, issued and outstanding shares of common stock. Shares of common stock subject to option grants that are terminated or forfeited will again be available for issuance under the 2024 Plan. As of the date of this proxy statement/prospectus, there are no options or other grants outstanding under the 2024 Plan, except that the Company entered into employment agreements with executives and compensation arrangements with prospective Board members that provide for options for an aggregate of 360,000 shares in the event the Company completes an initial public offering of its stock.

Compensation of Directors

Dr. Sheinerman is DiamiR’s sole director. DiamiR currently does not have a policy to pay its director for serving on its board or fees for attending scheduled and special meetings of its board of directors.

DIAMIR’S PRINCIPAL STOCKHOLDERS

The following table sets forth certain information regarding the beneficial ownership of our common stock.

The information below indicates:

•        each person who is known by us to be the beneficial owner of more than five percent (5%) of our issued and outstanding shares of common stock;

•        each of our directors, executive officers and nominees to become directors; and

•        all directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and is calculated based on 4,440,891 shares of common stock outstanding and 0 shares of preferred stock outstanding as of September 30, 2025.

Except as otherwise indicated, each person and each group shown in the table has sole voting and investment power with respect to the shares of common stock. For purposes of the table below, in accordance with Rule 13d-3 under the Exchange Act, a person is deemed to be the beneficial owner, for purposes of any shares of common stock, over which he or she has or shares, directly or indirectly, voting or investment power, or of which he or she has the right to acquire beneficial ownership at any time within 60 days after September 30, 2025. As used herein, “voting power” is the power to vote or direct the voting of shares and “investment power” includes the power to dispose or direct the disposition of shares.

The address for the officers and directors is 116 Village Boulevard, Suite 200, Princeton, NJ 08540.

	Shares of common stock beneficially owned
Name of Beneficial Owner	Number		%
Alidad Mireskandari	74,000	(1)	1.6%
Kira S. Sheinerman(2)	1,992,221		44.2%
Samuil Umansky(2)	1,777,956		39.4%
Gary Anthony(3)	—		—
All executive officers and directors as a group (4 persons)	3,836,177		85.1%

____________

*        less than 1%.

(1)      Represents Mr. Mireskandari’s option to purchase common stock that can be vested and exercised within the next 60 days.

(2)      Kira Sheinerman is the daughter of Samuil Umansky.

(3)      Since November 2023, Mr. Anthony has been serving us a financial consultant and immediately following the consummation of this offering, he will step into the role of Chief Financial Officer.

DIAMIR’S CERTAIN RELATED PARTY TRANSACTIONS

On March 15, 2023, DiamiR issued 2 convertible promissory notes to Samuil R. Umansky and Kira Sheinerman in the approximate amount of $86,826 and $405,189, respectively. Both notes carry an interest of 4% per annum and are due on December 31, 2026. These notes can be converted into the securities of the Company issued in the next equity financing the Company conducts following issuance of the notes and at the lowest price paid for such securities in such financing. Between March 2023 and August 2024, DiamiR amended and restated

Kira Sheinerman’s note from time to time, to reflect additional loans during the period. As of February 28, 2025, the total amount outstanding under both founder notes is $844,789, including accrued interest and net of recorded discounts. In April 2025 and June 2025, DiamiR amended the convertible note with Kira Sheinerman, one of its founders and the Executive Director, such that the founder loaned us additional $100,000 and $150,000, respectively.

On March 30, 2023, DiamiR entered into an insider stock purchase agreement with Kira Sheinerman, pursuant to which it issued her 14,265 shares of its common stock for $100,000.

On July 7, 2025, after the consideration, review, and approval of DiamiR’s Chief Executive Officer, DiamiR entered into a financial advisory agreement with H.C. Wainwright & Co., LLC (“Wainwright”), with Wainwright to act as exclusive financial advisor to DiamiR in connection with the merger with Aptorum. As compensation for its services, upon the consummation of the Merger, Wainwright will receive common stock purchase warrants to purchase up to a number of shares of common stock of the Combined Company equal to $500,000 divided by the closing price of the Combined Company’s common stock on the date of consummation of the Merger, which warrants shall have an exercise price of $0.01 per share and a term of exercise of five years. In the event that DiamiR (or the Combined Company) consummates one or more financing transactions, with gross proceeds of at least $4,000,000 following the execution of the Merger Agreement through and including the consummation of the Merger and within 90 days thereafter, Wainwright shall receive a cash fee of $250,000, which cash fee shall be paid in lieu of a number of warrants equal to $250,000 as described in the immediately preceding sentence (and, if previously issued, a number of warrants equal to $250,000 shall be cancelled). In addition, Wainwright shall receive reimbursement of reasonable out-of-pocket expenses, including legal fees and expenses, incurred by Wainwright in connection with financial advisory agreement. Dr. Kira Sheinerman, the co-founder of DiamiR, is currently a managing director of Wainwright.

BOARD OF DIRECTORS AND MANAGEMENT OF THE COMBINED COMPANY AFTER CONSUMMATION OF THE MERGER

Executive Officers and Directors

Immediately following the Merger, the Combined Company Board will be composed of five (5) members, two (2) of whom have been designated by DiamiR Primary Stockholder Parties and three (3) of whom has been designated by Aptorum and agreed to by DiamiR.

Effective as of the Effective Time, the Aptorum board of directors will appoint the following DiamiR designees: Kira Sheinerman, Ph.D., MBA. and Laura A. Philips, and the following Aptorum designee: Ian Huen, Justin Wu, and Douglas Arner to the board of directors of the Combined Company. Ian Huen is expected to be appointed as Chair of the board of directors of the Combined Company. Alidad Mireskandari, Ph.D., MBA will be appointed as a non-voting observer to the Board of the Combined Company. The current staggered structure of the Aptorum Board will adjust to a single class of directors for the Combined Company following the completion of the Merger.

The right to designate directors by Aptorum and DiamiR’s primary stockholder parties is only in connection with the closing of the Merger. Following the Merger, pursuant to the Combined Company’s Certificate of Incorporation and By-laws, the full Board will be able to fill vacancies to the Board by either the resignation or removal of current directors or by increasing the size of the Board. Additionally, other than the Board exercising its power set forth above, all replacements, new nominees and re-elections of current Board members will be recommended by the Nominating Committee of the Board of Directors and approved by the current Board of Directors for submission to the Combined Company’s stockholders to be voted upon at the Combined Company’s Annual or Special Meetings. Following the Merger, neither Aptorum nor the DiamiR primary stockholder will have any rights to designate any directors, nominees or replacement directors.

Immediately following the Merger, the executive management team of the Combined Company is expected to consist of members of the Aptorum and DiamiR executive management team prior to the Merger, including:

Name	Title
Ian Huen	Chief Executive Officer
Gary Anthony	Chief Financial Officer
Alidad Mireskandari	President, Chief Operation Officer, and Observer

The following table sets forth the name, age as of July 1, 2025 and position of each of the individuals who are expected to serve as executives and directors of the Combined Company following completion of the Merger:

Name	Age	Position
Ian Huen	45	Chief Executive Officer and Chairman
Gary Anthony	64	Chief Financial Officer
Alidad Mireskandari	57	President, Chief Operation Officer and Observer
Kira S. Sheinerman	55	Executive Director, Secretary and Treasurer
Justin Wu	55	Independent Non-Executive Director
Douglas Arner	55	Independent Non-Executive Director
Laura A. Philips*	68	Independent Non-Executive Director

____________

*        This individual has indicated her consent to occupy such position upon closing of the Merger and is considered one of the Primary Stockholder Designees.

Ian Huen, Chief Executive Officer and Chairman.    Mr. Ian Huen is the Founder, Chief Executive Officer and an Executive Director of Aptorum Group Limited. Mr. Huen previous served as Non-Executive Director of Aptorum Group from June 2022 to November 2023, and as Chief Executive Officer and Executive Director of Aptorum Group Limited from October 2017 to May 2022. He has extensive experience in global asset management and previously covered the U.S. healthcare sector as an equity research analyst at Janus Henderson Group plc (formerly known as Janus Capital). Mr. Huen was the financial advisor in the sale of Seng Heng Bank Limited (Macau) to Industrial and Commercial Bank of China in 2007 and was appointed as the vice president of the Board of General Meeting in Industrial and Commercial Bank of China (Macau) Capital Limited in March 2007 for a term of 12 years until March 2019. As a trustee board member of the Dr. Stanley Ho Medical Development Foundation, Mr. Huen facilitates advisory, development funding, access to research resources across Asia and continues to establish relationships with leading academic institutions to propel innovations in healthcare. Mr. Huen graduated from Princeton University with an A.B. degree in Economics in June 2001, earned a MA in Comparative and Public History from CUHK in June 2016. Mr. Huen is also a Chartered Financial Analyst (“CFA”).

Alidad Mireskandari, Ph.D., MBA, Chief Operation Officer and President.    Dr. Mireskandari joined DiamiR in July 2022, and has over 12 years of life sciences industry experience with a focus on molecular diagnostic test development and commercialization, including regulatory and reimbursement expertise. Dr. Mireskandari most recently served as Chief Development Officer of Interpace Biosciences from 2013 to 2022, and prior to that as President & Chief Executive Officer of JS Genetics from 2009 to 2013. From 2000 to 2009, Dr. Mireskandari was a hedge fund manager in charge of Life Sciences trading portfolios of Nomura Securities, BNP Paribas and Raeburn Advisors. Prior to this experience, he was a consultant with PRTM’s life sciences industry group from 1998 to 2000 and a research fellow at National Institutes of Health’s National Cancer Institute from 1990 to 1996. Dr. Mireskandari holds his Ph.D. in Genetics from George Washington University and his MBA from the University of Michigan Ross School of Business.

Kira S. Sheinerman, Ph.D., MBA, Treasurer and Secretary, Executive Director.    Kira Sheinerman joined DiamiR in September 2009, and is DiamiR’s Co-Founder and Executive Director. Dr. Sheinerman was also Executive Chairman of DiamiR, LLC prior to and after the Share Exchange. Since November 2015, Dr. Sheinerman has served as a Managing Director, Healthcare Investment Banking at H.C. Wainwright & Co., LLC, where she works on financial and strategic transactions for growth life sciences companies. Previously, she was a Managing Director of Healthcare Investment Banking at Burrill & Company from 2012 to 2013 and Rodman & Renshaw from 2005 to 2012. Prior to investment banking, Dr. Sheinerman worked at the Arcus group, a life sciences strategic consulting firm. From 2010 to 2021 she served as a board member of the Boyce Thompson Institute, an affiliate of Cornell University; from 2015 through 2018 she served as the founding co-chair of Alzheimer’s Association Business Consortium; and from 2020 to 2023 she served as the senior strategic consultant to Aptorum Group (NASDAQ: APM). In 2008-2009, Dr. Sheinerman chaired the Board Executive Committee of Xenomics (now Cardiff Oncology; NASDAQ: CRDF). Dr. Sheinerman received her Ph.D. in Biomedical Sciences from Mount Sinai School of Medicine for her work on molecular mechanisms of Alzheimer’s Disease. Dr. Sheinerman also holds an Honors MBA from the Zicklin School of Business, Baruch College/CUNY.

Gary Anthony, Chief Financial Officer.    Gary Anthony is an independent consultant providing management and support services to pre-IPO and smaller reporting public companies with respect to accounting, financial reporting, and internal controls. Since November 2022, Mr. Anthony has served the Company as a financial consultant and Acting Chief Financial Officer. Since 2022, Mr. Anthony has primarily provided interim controller and financial reporting services to various such companies in pharmaceutical, software, manufacturing, and service industries. From 2020 to 2022 he served as Controller of IPKeys Power Partners and from 2019 to 2020 Controller of Heat Biologics. Previously, he served as Chief Financial Officer of Algos Pharmaceutical Corporation and Axion International and principal accounting officer of Majesco Entertainment and Xenomics. Mr. Anthony earned his BS in Accounting from Monmouth College and initially served on the audit staff of Coopers & Lybrand.

Professor Justin Wu, Independent Director.    Professor Justin Wu is an Independent Non-Executive Director of Aptorum Group Limited. He also has been serving as the Chief Operating Officer of CUHK Medical Centre since August 2018. He served as the Associate Dean (Development) of the Faculty of Medicine at CUHK from July 2014 to June 2018 and the Associate Dean (Clinical) of the Faculty of Medicine at CUHK from December 2012 to July 2014, and has been serving a Professor in the Department of Medicine and Therapeutics since 2009, also the Director of the S. H. Ho Center for Digestive Health, a research center specializing in functional gastrointestinal diseases, reflux and motility disorders, and digestive endoscopy. Active in research publications and assessments, Professor Wu served as the International Associate Editor of American Journal of Gastroenterology (“AJG”), and Managing Editor of Journal of Gastroenterology and Hepatology (“JGH”). He is also the Secretary General of the Asian Neurogastroenterology and Motility Association (“ANMA”), and Secretary General of the Asia Pacific Association of Gastroenterology (“APAGE”).

Professor Wu has won a number of awards including the Emerging Leader in Gastroenterology Award by the JGH Foundation, and the Vice Chancellor’s Exemplary Teaching Award at CUHK. Aside from his expertise in gastroenterology, Professor Wu has an extensive interest in the development of Integrative Medicine in Hong Kong. He is the Founding Director of the Hong Kong Institute of Integrative Medicine, working closely with the School of Chinese Medicine to develop an integrative model at an international level. The institute aims at maximizing the strength of Western and Chinese medicine to provide a safe and effective integrative treatment to patients.

Professor Wu served as a consultant and an advisory board member for Takeda Pharmaceutical, AstraZeneca, Menarini, Reckitt Benckiser and Abbott Laboratory. He earned his Bachelor of Medicine and Bachelor of Surgery Degree (1993), and his Doctor of Medicine Degree (2000) from CUHK. Additionally, he attained Fellowships of the Royal College of Physicians of Edinburgh and London in 2007 and 2012 respectively, Fellowship of the Hong Kong College of Physicians in 2002, Fellowship of the Hong Kong Academy of Medicine in 2002, and has been an American Gastroenterological Association Fellow since 2012.

PROFESSOR DOUGLAS ARNER, Independent Director.     Professor Douglas W. Arner is an Independent Non-Executive Director of Aptorum Group Limited. Douglas is the Kerry Holdings Professor in Law and Director and co-founder of the Asian Institute of International Financial Law at the University of Hong Kong, as well as Faculty Director and co-founder of the LLM in Compliance and Regulation, LLM in Corporate and Financial Law, and Law, Innovation, Technology and Entrepreneurship (LITE) Programmes. He served as Head of the HKU Department of Law from 2011 to 2014 and as Co-Director of the Duke University-HKU Asia-America Institute in Transnational Law from 2005 to 2016. Douglas has published eighteen books and more than 200 articles, chapters and reports on international financial law and regulation, most recently Reconceptualising Global Finance and its Regulation (Cambridge 2016) (with Ross Buckley and Emilios Avgouleas) and The RegTech Book (Wiley 2019 (Janos Barberis and Ross Buckley). His recent papers are available on SSRN at https://papers.ssrn.com/sol3/cf_dev/AbsByAuth.cfm?per_id=524849, where he is among the top 75 authors in the world by total downloads. Professor Arner led the development of Introduction to FinTech — launched with edX in May 2018 and now with over 80,000 learners spanning the world — and the foundation of the edx-HKU Online Professional Certificate in FinTech. He is a Senior Visiting Fellow of Melbourne Law School, University of Melbourne, a non-executive director of NASDAQ and Euronext listed Aptorum Group and an Advisory Board Member of the Centre for Finance, Technology and Entrepreneurship (CFTE). Professor Arner was an inaugural member of the Hong Kong Financial Services Development Council (2013-2019) and has served as a consultant with, among others, the World Bank, Asian Development Bank, APEC, Alliance for Financial Inclusion, and European Bank for Reconstruction and Development. He has lectured, co-organized conferences and seminars and been involved with financial sector reform projects around the world. Professor Arner has been a visiting professor or fellow at Duke, Harvard, the Hong Kong Institute for Monetary Research, IDC Herzliya, McGill, Melbourne, National University of Singapore, University of New South Wales, Shanghai University of Finance and Economics, and Zurich, among others. Professor Arner is the Senior Regulatory & Strategic Advisor of Aeneas Group, a multi-disciplinary financial services institution with technology-driven growth initiatives.

He holds a BA from Drury College (where he studied literature, economics and political science) in 1992, a JD (cum laude) from Southern Methodist University in 1995, an LLM (with distinction) in banking and finance law from the University of London (Queen Mary College) in 1996, and a Ph.D. from the University of London in 2005.

LAURA A. PHILIPS, Independent Director.    Dr. Philips is the co-founder, President and Chief Executive Officer of Spheryx, Inc. a technology company developing holographic microscopic techniques for a broad range of applications in areas including the pharmaceutical industry, semiconductor manufacturing, cosmetics, consumer products, quality assurance and process control. She serves on the board of The POGIL Project, a non-profit organization with an innovative approach to STEM education backed by NSF and used in over 1000 colleges and universities across the country; and recently completed her term on the board of the Guttmacher Institute, a research institute focused on women’s health. Prior to co-founding Spheryx in 2014, Dr. Philips served on the Board of Directors of WellGen, Inc. starting in 2009, and was appointed Chief Executive Officer in May 2012. From 2007-2016 she served on the Board of Directors of Delcath Systems (NASDAQ:DCTH) a biotech company developing and commercializing chemosaturation treatments for cancer. From 2010-2011 Dr. Philips served on the board of directors of China Yongxin Phamaceuticals (OTCBB:CYXN) a leading retailer, wholesaler and distributor of pharmaceuticals and health and beauty products in Northeastern China. From 2003-2006 Dr. Philips was COO/Chief Financial Officer at NexGenix Pharmaceuticals. She held a variety of executive positions at Corning, Incorporated, from 1997-2002. Dr. Philips served in the Clinton Administration both as a Fellow in the White House Office of Science and Technology Policy and as a Presidential Appointee in the position of Senior Policy Advisor to Sec. Ronald Brown in the Dept. of Commerce. Dr. Philips was on the Faculty of Cornell University in the Dept. of Chemistry from 1987-1993. She was an NIH Post-Doctoral Fellow at the University of Chicago, holds a PhD in Chemistry from the University of California, Berkeley and an MBA from Cornell University. Dr. Philips provides the board with significant expertise in growth of early stage companies, development and launch of devices, including for biomedical applications, as well as a strong history of service on board committees.

Cybersecurity Governance

Cybersecurity will be an important part of our risk management processes and an area of focus for our Board and management. The Audit Committee will be responsible for the oversight of risks from cybersecurity threats. Members of the Audit Committee will receive updates on a quarterly basis from senior management, regarding matters of cybersecurity. This includes existing and new cybersecurity risks, status on how management is addressing and/or mitigating those risks, cybersecurity and data privacy incidents (if any) and status on key information security initiatives. Our Board members will also engage in ad hoc conversations with management on cybersecurity-related news events and discuss any updates to our cybersecurity risk management and strategy programs.

PRO FORMA
PRINCIPAL STOCKHOLDERS OF THE COMBINED COMPANY

The following table provides information anticipated as of the Merger Closing, regarding beneficial ownership of 5% or more of Aptorum Delaware’s common stock by: (i) each person known to Aptorum Delaware who beneficially owns more than five percent of Aptorum Delaware’s common stock; (ii) each of the expected officers and directors of the Combined Company. The following table assumes [    ] shares of Aptorum Delaware Common Stock will be issued in the Merger.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules include shares of common stock issuable pursuant to the exercise of stock options that are either immediately exercisable or exercisable within 60 days after September 30, 2025. These shares are deemed to be outstanding and beneficially owned by the person holding those options for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. The shares in the tables does not, however, constitute an admission that the named stockholder is a direct or indirect beneficial owner of those shares.

Unless otherwise indicated, the address for each beneficial owner is [    ].

NAME OF BENEFICIAL OWNER	NUMBER OF SHARES BENEFICIALLY OWNED	PERCENTAGE OF SHARES OUTSTANDING BENEFICIALLY OWNED
Directors and Executive Officers:
Ian Huen, Chief Executive Officer & Director
Gary Anthony, Chief Financial Officer
Alidad Mireskandari, President & COO
Kira Sheinerman, Director
Laura A. Philips, Director**
Justin Wu, Director
Douglas Arner, Director
All executive officers and directors as a group (7 persons)
5% or Greater Stockholders

____________

*        Less than 1%.

**      This individual has indicated her consent to occupy such position upon closing of the Merger and is considered one of the Primary Stockholder Designees.

DESCRIPTION OF SHARE CAPITAL — APTORUM DELAWARE

The following description of the material terms of Aptorum Delaware’s Capital stock is not complete and is qualified in its entirety by reference to the complete text of the Proposed Charter and the Proposed Bylaws, in each case that will be in effect as of the Closing. This description is subject to the detailed provisions of and is qualified by reference to, the Proposed Charter and the Proposed Bylaws, which are attached to this proxy statement/prospectus as Annex C.

Authorized Capital Stock

The total number of shares of capital stock which the Aptorum Delaware shall have authority to issue is [    ] shares. This authorized capital stock consists of (i) [    ] shares of common stock, $0.0001 par value per share, comprised of: (i) [    ] shares of Aptorum Delaware common stock and (ii) [    ] shares of Aptorum Delaware preferred stock, $0.0001 par value per share (the “Preferred Stock”).

Following the Closing, we expect there will be approximately [    ] shares of Aptorum Delaware common stock outstanding and 1,796,941 shares of Aptorum Delaware’s Series A preferred stock outstanding.

Common Stock

Aptorum Delaware shall have one class of authorized common stock: common stock. The shares of Aptorum Delaware common stock to be issued pursuant to the Mergers will be duly authorized, validly issued, fully paid and non-assessable.

Prior to the Closing, application will be made to list the Aptorum Delaware common stock on Nasdaq under the trading symbol “NIKI.”

Voting Rights

Except as required by applicable law, each holder of Aptorum Delaware common stock shall be entitled to one vote per share on any matter submitted to the stockholders of Aptorum Delaware for a vote or approval.

The Proposed Charter will not provide for cumulative voting, unless required by applicable law.

Dividend Rights

The holders of each series of Aptorum Delaware Common Stock will be entitled to receive, on a per share basis, the same form and amount of dividends and other distributions of cash, property and shares of stock of Aptorum Delaware as may be declared from time to time by Aptorum Delaware Board with respect to shares of any other series of Common Stock out of legally available assets or funds, in each case subject to the rights, powers and preferences applicable to any series of Preferred Stock that Aptorum Delaware may designate and issue in the future.

Liquidation

In the event of the liquidation, dissolution or winding up of Aptorum Delaware, the holders of each series of Aptorum Delaware Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders, if any, remaining after the payment of all debts and liabilities, subject to any preferential rights of any outstanding shares of Preferred Stock.

Rights and Preferences

Holders of each series of Aptorum Delaware Common Stock will have no preemptive, conversion (except as noted above) or subscription rights and there are no redemption or sinking fund provisions applicable to the Aptorum Delaware common stock.

Preferred Stock

The Proposed Charter will permit Aptorum Delaware Board, without further action by the stockholders, to issue up to [    ] shares of Preferred Stock in one or more series of preferred stock with such designations, powers, preferences, special rights, qualifications, limitations and restrictions as Aptorum Delaware Board may determine from time to time (the “Blank Check Preferred”). The powers, preferences and relative, participating, optional and other rights of each series of Preferred Stock and the qualifications, limitations and restrictions thereof, if any, may differ from those of any and all other series outstanding. Issuance of preferred stock by Aptorum Delaware Board may result in such shares having dividend and/or liquidation preferences senior to the rights of the holders of Aptorum Delaware Common Stock and could dilute the voting rights of the holders of Aptorum Delaware Common Stock and the likelihood that such holders will receive dividend payments and payments upon a liquidation.

Series A Preferred Stock

At the Effective Time, Aptorum Delaware will designate 1,810,000 shares the Blank Check Preferred stock as Series A preferred stock. Each share of Series A preferred stock will have a par value of $0.0001 per share. The holders of Series A preferred stock do not have any voting rights. Shares of Series A preferred stock are not convertible.

The Series A preferred stock is not redeemable. Upon the completion of a distribution pursuant to a sale or other disposition of all or substantially all of the company’s assets, certain mergers, consolidations and transfers of securities, and any liquidation, dissolution or winding up of the Combined Company, the holders of Series A preferred stock are entitled to receive a distribution of any proceeds based on the 70/30 allocation with the holders of Common Stock, as used in the Merger (as adjusted for any stock splits, stock dividends, combinations, recapitalizations or the like with respect to the Series A preferred stock), plus declared but unpaid dividends on such share.

This summary of the Series A preferred stock is not complete, and you are encouraged to read the Certificate of Designation of the relative rights and preferences of the Series A preferred stock carefully and in its entirety.

COMPARISON OF CORPORATE GOVERNANCE AND SHAREHOLDER RIGHTS

If the Merger is completed, DiamiR stockholders will receive shares of Aptorum Delaware common stock, pursuant to the terms of the Merger Agreement.

Aptorum Delaware and DiamiR are both incorporated under the laws of the State of Delaware. The rights of Aptorum shareholders and DiamiR stockholders are generally governed by the DGCL. Upon completion of the Merger, DiamiR stockholders will become Aptorum shareholders, and their rights will be governed by the DGCL, the Aptorum Delaware Bylaws and the Aptorum Delaware Charter.

The material differences between the current rights of DiamiR stockholders under the DiamiR Charter and DiamiR Bylaws and their rights as Aptorum shareholders, after the Merger, under the Combined Company Charter and the Combined Company Bylaws, both as will be in effect immediately following the completion of the Merger, are summarized below. The summary below does not purport to be complete and is subject to, and qualified in its entirety by reference to, the DGCL and the governing corporate instruments that are subject to amendment in accordance with their terms. You should carefully read this entire document and the other referenced documents, including the governing corporate instruments, for a more complete understanding of the differences between being a stockholder of Aptorum or DiamiR before the Merger and being a Combined Company stockholder following the completion of the Merger. For more information on how to obtain these documents, see the section titled “Where You Can Find More Information”.

Combined Company	DiamiR
Organizational Documents

The rights of Combined Company stockholders will be governed by the Proposed Charter, the Proposed Bylaws and the DGCL. Rights of certain holders of Combined Company stockholders will be governed by the Stockholders Agreement.

The rights of DiamiR stockholders are governed by the DiamiR Charter, DiamiR Bylaws and the DGCL. Rights of certain holders of DiamiR Common Stock are governed by the Stockholders’ Agreement.
Authorized Capital Stock

The Proposed Charter provides that the total number of authorized shares of all classes of capital stock will be [    ] shares of common stock, $0.0001 par value per share, comprised of: (i) [    ] shares of Aptorum Delaware common stock and (ii) [    ] shares of preferred stock, $0.0001 par value per share (the “Preferred Stock”), consisting of 1,810,000 shares of Series A preferred stock.

The DiamiR Charter provides that the total number of authorized shares of all classes of capital stock is 1,110,000,000 shares, each with a par value of $0.0001 per share, consisting of (i) 1,000,000,000 shares of DiamiR Class A Common Stock, (ii) 100,000,000 shares of DiamiR Class B Common Stock and (iii) 10,000,000 shares of preferred stock.

Upon the Closing, we expect there will be approximately [ ] shares of Aptorum Delaware common stock outstanding and 1,796,934 shares of Series A preferred stock outstanding.
Preferred Stock

The Combined Company Board will be authorized, without further action of Combined Company stockholders, to issue up to [    ] shares of preferred stock in one or more series with such designations, powers, preferences, special rights, qualifications, limitations and restrictions as it may determine from time to time. At the Effective Time, the Certificate of the Relative Rights and Preferences of the Series A preferred stock shall become effective, thereby creating a class of 1,796,934 shares of Series A preferred stock.

The DiamiR Board is authorized, without further action of DiamiR stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series with such variations in relative rights, preferences and limitations as it may determine from time to time.

Combined Company	DiamiR
Voting Rights

The Proposed Charter provides that, except as required by applicable law, each share of Aptorum Delaware common stock shall entitle the holder to one (1) vote per share on any matter submitted to the stockholders of the Combined Company for a vote or approval.

The Series A preferred stock shall does not have any voting rights.

The DiamiR Charter provides that, except as required by applicable law, each share of DiamiR Class A Common Stock shall entitle the holder to one (1) vote per share and each share of DiamiR Class B Common Stock shall entitle the holder to ten-thousand (10,000) votes per share, in each case, on any matter submitted to the stockholders of DiamiR for a vote or approval.

Except where required by applicable law and subject to the Stockholders’ Agreement, holders of shares of DiamiR Class A Common Stock and DiamiR Class B Common Stock shall vote together as a single class on all matters submitted to DiamiR stockholders.

Number and Qualification of Directors

The number of Combined Company directors is to be determined from time to time by resolution of the Combined Company Board. Upon the Closing, the Combined Company Board is expected to consist of five members. Subject to any rights applicable to any then-outstanding shares of preferred stock, any vacancies or newly created directorships resulting from an increase in the authorized number of directors may be filled only by a majority of the remaining directors in office unless the Combined Company Board determines that such vacancies will be filled by stockholders. No decrease in the authorized number of directors shall remove or shorten the term of any incumbent director.

The number of DiamiR directors is to be determined from time to time by resolution of the DiamiR Board. The DiamiR Board currently consists of four members. Any vacancies or newly created directorships resulting from an increase in the authorized number of directors may be filled by a majority of the directors in office. No reduction in the authorized number of directors shall remove or shorten the term of any incumbent director.

Structure of Board of Directors; Term of Directors; Election of Directors

The Combined Company Board will consists of five (5) members, two (2) of whom have been designated by DiamiR Primary Stockholder Parties and three (3) of whom has been designated by Aptorum and agreed to by DiamiR. The directors in each class will serve for a three-year term. The Stockholders Agreement also provides for certain director nominees and votes.

The term of office of the first class will expire at the first annual meeting of stockholders, the term of office of the second class will expire at the second annual meeting of stockholders and the term of office of the third class will expire at the third annual meeting of stockholders. Only one class of directors will be elected at each annual meeting of stockholders, with the other classes continuing for the remainder of their respective three-year terms.

The directors of DiamiR will be elected to the DiamiR Board at the annual meeting of stockholders. The Stockholders’ Agreement provides that, for so long as he owns any shares of DiamiR Class B Common Stock, the DiamiR Class B Investor Designee shall have the right to serve as a director.

DiamiR’s bylaws provide that each director shall hold office until their successor is elected and qualified or until their death, earlier resignation, removal or disqualification.

Removal of Directors
The Proposed Charter will provide for the removal of directors only for cause by the affirmative vote of a majority of the voting power of the Combined Company capital stock.

Except as may be provided in the Stockholders’ Agreement, in accordance with the DGCL, directors may be removed at any time, with or without cause, only by the affirmative vote of a majority of voting power of all of the shares of DiamiR capital stock.

Combined Company	DiamiR
Vacancies on the Board

Subject to any rights applicable to any then outstanding shares of preferred stock, any vacancies or newly created directorships resulting from an increase in the authorized number of directors may be filled only by a majority of the remaining directors in office, even if less than a quorum, unless the Combined Company Board determines that such vacancies will be filled by stockholders.

Any vacancies or newly created directorships resulting from an increase in the authorized number of directors may be filled by a majority of the directors in office.
Stockholder Action by Written Consent
The Proposed Charter will provide that action may be taken by Combined Company stockholders by written consent.

Except as otherwise provided by the Stockholders’ Agreement, any action required or permitted to be taken at any annual or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote if a consent, in writing, setting forth the action so taken is signed by the holders of a majority of the voting power of the outstanding stock and delivered to DiamiR in accordance with Section 228 of the DGCL.

Quorum

The Proposed Bylaws will provide that, except where otherwise provided by law or the Proposed Charter, the holders of a majority in voting power of the issued and outstanding capital stock of the Combined Company entitled to vote (whether in person, by remote communication or represented by proxy) shall constitute a quorum at all meetings of stockholders, whether annual or special. Where a separate vote by a class or series is required, a majority of the voting power of the outstanding shares of such class or series present in person or represented by proxy will constitute a quorum with respect to that matter.

If quorum is not present or represented at any meeting of stockholders, either the person presiding over the meeting or a majority in voting power of the stockholders, present in person or by remote communication or represented by proxy, shall have power to recess the meeting or adjourn the meeting in accordance with the bylaws until a quorum is present or represented.

Except where otherwise provided by law or the DiamiR Charter, the holders of a majority in voting power of the capital stock of DiamiR entitled to vote at the meeting (whether in person, by remote communication or represented by proxy) shall constitute a quorum at all meetings of stockholders, whether annual or special. Where a separate vote by a class or series is required, a majority of the voting power of the outstanding shares of such class or series present in person or represented by proxy will constitute a quorum with respect to that matter.

If quorum is not present or represented at any meeting of stockholders, either the chairperson of the meeting or the holders of a majority in voting power of the shares of DiamiR capital stock then entitled to vote at the meeting, present in person or by remote communication or represented by proxy, shall have power to adjourn the meeting in accordance with the bylaws until a quorum is present or represented.

Special Meeting of Stockholders

The Proposed Charter will provide that special meetings of the stockholders of the Combined Company may be called only by or at the direction of the Combined Company Board, its chairperson or executive chairman, chief executive officer, president or upon the written request by stockholders holding a majority of the outstanding shares entitled to vote.

The DiamiR Charter provides that special meetings of the stockholders of DiamiR may be called at any time only by the DiamiR Board.

Combined Company	DiamiR
Notice Requirements for Stockholder Nominations and Other Proposals

To be properly brought before an annual meeting, business must be (i) specified in a notice of meeting given by or at the direction of the Combined Company Board, (ii) if not specified in a notice of meeting, otherwise brought before the meeting by the Combined Company Board, the Executive Chairperson or Chairperson or (iii) otherwise properly brought before the meeting by a stockholder present in person who was a stockholder of record at the time of giving of notice provided for in the Proposed Bylaws, who is entitled to vote at the meeting and who complies with the notice procedures set forth in such bylaws.

Nominations of persons for election to the Combined Company Board may be made at an annual meeting or at a special meeting of stockholders at which directors are to be elected only (i) by or at the direction of the Combined Company Board or (ii) by a stockholder present in person who was a stockholder of record at the time of giving of notice provided for in the Proposed Bylaws, who is entitled to vote at the meeting and who complies with the notice procedures set forth in such bylaws.

Neither the DiamiR Charter nor the DiamiR Bylaws contain advance notice requirements for stockholder proposals.
Amendment of Certificate of Incorporation

The Proposed Charter will provide that it generally may be amended by the holders of a majority of the voting power of the Combined Company capital stock; provided, however, that certain provisions of the Proposed Charter related to the number of authorized shares of Combined Company capital stock, the designations and rights of the Combined Company capital stock, the management of the business and the conduct of the affairs of the Combined Company, stockholder meetings, liabilities of directors and officers of the Combined Company, indemnification of directors and officers of the Combined Company, restrictions on any business combination with any interested stockholder, business opportunities of certain stockholders of the Combined Company, forum selection and amendments may only be amended by the affirmative vote of the holders of at least 66⅔% of the voting power of the Combined Company capital stock, voting together in a single class.

The DiamiR Charter provides that DiamiR reserves the right to, at any time and from time to time, amend, alter, change or repeal any provision contained in the DiamiR Charter in the manner prescribed by the DGCL and all rights conferred upon stockholders therein are granted subject to this reservation.

Amendment of Bylaws

The Proposed Bylaws may be altered, amended or repealed and new bylaws may be adopted, by the Combined Company Board or with the affirmative vote of the holders of at least 66⅔% of the voting power of the Combined Company capital stock.

The DiamiR Charter provides that the DiamiR Board has the power, without the assent or vote of DiamiR stockholders, to make, alter, amend, change, add to or repeal the DiamiR Bylaws.

Combined Company	DiamiR
Limitation on Director and Officer Liability

The Proposed Charter will include a provision that eliminates the personal liability of directors and officers for monetary damages for any breach of fiduciary duty as a director or officer, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions will be to eliminate the rights of the Combined Company and its stockholders, through

The DiamiR Charter includes a provision that eliminates the personal liability of directors and officers for monetary damages for any breach of fiduciary duty as a director or officer, except for liability (i) for any breach of such director’s or officer’s duty of loyalty to DiamiR or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, for any transaction from which the director or officer derived an improper personal benefit or (iv) of an officer in any action by or in the right of DiamiR.

Indemnification

The Proposed Charter will provide that the Combined Company must generally indemnify and advance expenses to, its directors and officers to the fullest extent authorized by the DGCL. The Combined Company is also expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for its directors, officers and certain employees for some liabilities. It is also expected that the Combined Company will enter into indemnification agreements with its directors, which agreements will require it to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to the Combined Company and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.

The DiamiR Charter provides that it shall generally, to the full extent permitted by Sections 102 and 145 of the DGCL and subject to certain exceptions, indemnify all persons whom it may indemnify pursuant thereto. The DiamiR Bylaws provide that it shall indemnify and hold harmless, to the fullest extent permitted by the DGCL, any person who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (for purposes of this paragraph, a “proceeding”) by reason of the fact that he or she or a person for whom he or she is the legal representative, is or was a director or officer of DiamiR or, while serving as a director or officer of the DiamiR, is or was serving at the request of DiamiR as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or non-profit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees, judgments, fines ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred by such person in connection with any such proceeding.

DiamiR is also expressly authorized to carry insurance for its current and former directors, officers, employees or agents and certain others, for some liabilities.
Conversion Rights
Neither the Aptorum Delaware common stock nor the Series A preferred stock will have any conversion rights.

Any share of DiamiR Class B Common Stock shall automatically, without further action by the holder thereof, convert into a share of DiamiR Class A Common Stock upon the transfer of such share to any person or entity, other than limited permitted transferees. Each share of DiamiR Class B Common Stock so converted shall be retired by DiamiR and shall not be available for reissuance.

Combined Company	DiamiR
Exclusive Forum

The Proposed Charter will provide that, unless the Combined Company consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, in the event that the Chancery Court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) will be the sole and exclusive forum for: (i) any derivative action, suit or proceeding brought on behalf of the Combined Company; (ii) any action, suit or proceeding asserting a claim of breach of a fiduciary duty owed by any of director, officer or stockholder of the Combined Company to the Combined Company or to its stockholders; (iii) any action, suit or proceeding arising pursuant to the DGCL, the Proposed Charter or the Proposed Bylaws of the Combined Company (as any of the foregoing may be amended from time to time); (iv) any action, suit or proceeding as to which the DGCL confers jurisdiction on the Chancery Court; or (v) any action, suit or proceeding asserting a claim governed by the internal affairs doctrine. The exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. The Proposed Charter will also provide that the federal district courts of the United States of America will be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.

In the case of a Foreign Action, a stockholder shall be deemed to have consented to the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce the applicable provisions of the Proposed Charter and Proposed Bylaws and having service of process made upon such stockholder in any such action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder.

The DiamiR Charter provides that, unless DiamiR consents in writing to the selection of an alternative forum, the state courts located within the State of Delaware (or, if no such state court has jurisdiction, the federal district court for the District of Delaware) will be the sole and exclusive forum for: (i) any derivative action or proceeding brought on behalf of DiamiR, (ii) any action asserting a claim of breach of a duty (including fiduciary duty) owed by any current or former director or officer or other employee or stockholder to DiamiR or its stockholders, (iii) any action asserting a claim against DiamiR or any director or officer or other employee arising out of or relating to any provision of the DGCL or the DiamiR Charter or DiamiR Bylaws, (iv) any action to interpret, apply, enforce or determine the validity of the DiamiR Charter or DiamiR Bylaws or (v) any action asserting a claim governed by the internal affairs doctrine. This provision shall not apply to suits brought to enforce any liability or duty created by the Securities Act, Exchange Act or any other claim for which the federal courts of the United States have exclusive jurisdiction.

The DiamiR Charter also provides that the federal district courts of the United States of America will be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, Exchange Act or any other claim for which the federal courts of the United States have exclusive jurisdiction.

Combined Company	DiamiR
Corporate Opportunities

The Proposed Charter will provide that the Combined Company will renounce any interest or expectancy in or in being offered an opportunity to participate in, any business opportunity of the Class B Stockholder Group. The Combined Company will not renounce any interest in any corporate opportunity offered to any director or officer if such opportunity is expressly offered to such person in writing solely in his or her capacity as a director or officer of the Combined Company.

The Proposed Charter will provide that the Class B Stockholder Group will have no duty to refrain from (i) engaging in a corporate opportunity in the same or similar lines of business in which the Combined Company or its affiliates engage or propose to engage in or (ii) otherwise competing with the Combined Company or its affiliates. In the event that the Class B Stockholder Group acquires knowledge of a potential transaction or other business opportunity that may be a corporate opportunity, such person will have no duty to communicate or offer such transaction or business opportunity to the Combined Company or its affiliates and they may take any such opportunity for themselves or offer it to another person or entity unless such knowledge was acquired solely in such person’s capacity as a director or officer of the Combined Company.

Under Delaware Law, a contract or a transaction between a business corporation and a director or an entity in which a director has a financial or other interest is not void or voidable solely for that reason or solely because the director is present at or participates in the meeting of the board of directors that authorizes the contract or transaction or solely because the director’s vote is counted for that purpose, if: (i) the material facts as to the director’s relationship or interest and as to the contract or transaction are disclosed or known to the board of directors and the board of directors in good faith authorizes the contract or transaction by the affirmative vote of a majority of the disinterested directors, even though less than a quorum; (ii) the material facts as to the director’s relationship or interest and as to the contract or transaction are disclosed or known to the stockholders entitled to vote thereon and the contract or transaction is specifically approved in good faith by vote of the stockholders; or (iii) the contract or transaction is fair as to the corporation as of the time it is authorized, approved or ratified by the board of directors or the stockholders.

U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE DOMESTICATION & MERGER

General

The following is a brief summary of the material U.S. federal income tax consequences of (i) the Domestication and (ii) the DiamiR Merger to the U.S. This discussion is based upon laws and relevant interpretations thereof in effect as of the date of this proxy statement/prospectus, all of which are subject to change.

The brief discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply to a beneficial owner of Company shares that is for U.S. federal income tax purposes:

•        an individual citizen or resident of the United States;

•        a corporation (or other entity treated as a corporation) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia;

•        an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•        a trust if (i) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or (ii) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a beneficial owner of Company shares is not described as a U.S. Holder and is not an entity treated as a partnership or other pass-through entity for U.S. federal income tax purposes, such owner will be considered a “Non-U.S. Holder.” The material U.S. federal income tax consequences applicable specifically to Non-U.S. Holders are described below under the heading “Non-U.S. Holders.”

This brief summary is based upon existing provisions of the Internal Revenue Code of 1986, as amended, or the “Code,” Treasury regulations promulgated thereunder, published revenue rulings and procedures of the U.S. Internal Revenue Service, or the “IRS,” and judicial decisions, all as currently in effect. These authorities are subject to change or differing interpretations, possibly on a retroactive basis.

This brief discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular holder based on such holder’s individual circumstances. In particular, this discussion considers only holders that own Company shares, or who will own and hold Company shares as a result of owning the corresponding DiamiR shares, as capital assets within the meaning of Section 1221 of the Code. This discussion does not address the alternative minimum tax or the U.S. federal income tax consequences to holders that are subject to special rules, including:

•        financial institutions or financial services entities;

•        broker-dealers;

•        persons that are subject to the mark-to-market accounting rules under Section 475 of the Code;

•        tax-exempt entities;

•        governments or agencies or instrumentalities thereof;

•        insurance companies;

•        regulated investment companies;

•        real estate investment trusts;

•        certain expatriates or former long-term residents of the United States;

•        Non-U.S. Holders (except as specifically provided below);

•        persons that actually or constructively own five percent (5%) or more of Company shares or voting securities (except as specifically provided below);

•        persons that acquired Company shares pursuant to an exercise of employee options, in connection with employee incentive plans or otherwise as compensation;

•        persons that hold Company shares as part of a straddle, constructive sale, hedging, redemption or other integrated transaction;

•        persons whose functional currency is not the U.S. dollar;

•        controlled foreign corporations; or

•        passive foreign investment companies.

This brief discussion does not address any aspect of U.S. federal non-income tax laws, such as gift or estate tax laws, state, local or non-U.S. tax laws or, except as discussed herein, any tax reporting obligations of a holder of DiamiR shares. Additionally, this discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold Company shares. If a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of Company shares, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. This discussion also assumes that any distribution made (or deemed made) on Company shares and any consideration received (or deemed received) by a holder in consideration for the sale or other disposition of Company shares will be in U.S. dollars. In addition, this discussion assumes that a holder who owns rights in DiamiR shares will own a sufficient number of rights such that upon conversion of such rights, the holder will acquire only full ordinary Company shares and, thus, will not forfeit any rights or have a right to acquire a fractional share after such conversion.

Neither the Company nor DiamiR will seek, a ruling from the IRS as to any U.S. federal income tax consequence described herein. The IRS may disagree with the description herein, and its determination may be upheld by a court. Moreover, there can be no assurance that future legislation, regulations, administrative rulings or court decisions will not adversely affect the accuracy of the statements in this discussion.

BECAUSE OF THE COMPLEXITY OF THE TAX LAWS AND BECAUSE THE TAX CONSEQUENCES TO ANY PARTICULAR HOLDER IN CONNECTION WITH OR FOLLOWING THE DOMESTICATION AND DIAMIR MERGER MAY BE AFFECTED BY MATTERS NOT DISCUSSED HEREIN, EACH HOLDER IS URGED TO CONSULT WITH HIS OR ITS OWN TAX ADVISOR WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES TO SUCH HOLDER OF THE FOREGOING TRANSACTION, AND THE OWNERSHIP AND DISPOSITION OF SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL, AND NON-U.S. TAX LAWS, AS WELL AS U.S. FEDERAL TAX LAWS AND ANY APPLICABLE TAX TREATIES.

TAX CONSEQUENCES TO U.S. HOLDERS

Tax Consequences of the Domestication to U.S. Holders of Aptorum Shares

The following discussion under this subsection, “Tax Consequences of the Domestication to U.S. Holders of Aptorum Shares” constitutes the opinion of HTFL, counsel to Aptorum, as to the material U.S. federal income tax consequences of the Domestication to U.S. Holders of Company shares, subject to the limitations, exceptions, beliefs, assumptions, and qualifications described in such opinion and herein.

As discussed below, it is the opinion of our counsel that, while the issue is not entirely free from doubt, the Domestication will qualify as a “reorganization” within the meaning of Code section 368(a)(1)(F); therefore (subject to the Section 367(b) rules and the Passive Foreign Investment Company (“PFIC”) rules (both discussed below)) U.S. Holders will not recognize gain or loss on the exchange of their Company shares for Purchaser Common Stock.

Code section 354 provides: “No gain or loss shall be recognized if stock or securities in a corporation a party to a reorganization are, in pursuance of the plan of reorganization, exchanged solely for stock or securities in such corporation or in another corporation a party to the reorganization.” Under Code section 368(a)(1), a “reorganization” includes “(F) a mere change in identity, form, or place of organization of one corporation, however effected.” Under Code section 368(b), a “party to a reorganization” includes “(1) a corporation resulting from a reorganization, and (2) both corporations, in the case of a reorganization resulting from the acquisition by one corporation of stock or properties of another.” Accordingly, the Domestication, as a change in the place of organization of Company, constitutes a reorganization under Section 368(a)(1)(F) to which Company is a party, provided that the transaction otherwise qualifies under Section 368 and the regulations promulgated under Section 368.

Treasury Regulation Section (“Reg Sec.”) 1.368-2(m) provides that six requirements must be satisfied in order for a reorganization to qualify as a reorganization under Section 368(a)(1)(F). These requirements are intended to assure that, at least immediately after the reorganization, the only parties involved in the transaction are the resulting corporation and the former corporation and its shareholders, and that the only assets and liabilities, and tax attributes, transferred by the former corporation and received by the resulting corporation are those of the former corporation (and that the former corporation is wound up). The Domestication intends to meets all of these requirements.

Treasury Regulations also require, as a general rule, that in order to qualify as a reorganization under Section 368(a)(1), a transaction must meet a “continuity of interest” test (under which a substantial portion of the resulting corporation’s stock is owned by shareholders of the former corporation) and a “continuity of business enterprise” test (under which the resulting corporation carries on the historic business of the former corporation or uses a significant part of its assets in a new business). If the Domestication is viewed, under a step-transaction analysis, as part of a larger transaction that includes the DiamiR Merger, then it does not meet either of these tests. However, Reg. Sec. 1.368-2(m)(2) provides: “A continuity of the business enterprise and a continuity of interest are not required for a potential F reorganization to qualify as a reorganization under section 368(a)(1)(F).” Moreover, the Regulations strongly imply that, in determining whether a qualified F reorganization has occurred, it is permissible to examine only the transactions constituting the reorganization itself, not events that happen after (or before) the reorganization. See Treasury Decision (T.D.) 9739, Sep. 21, 2015: “The Final Regulations adopt the [previously expressed rule] that related events preceding or following the Potential F Reorganization that constitutes a Mere Change generally would not cause that Potential F Reorganization to fail to qualify as an F reorganization.”

Reg. Sec. 1.368-2(m) is a complex regulation and, as it was only adopted in 2015, there are few IRS revenue rulings or private letter rulings, or court decisions, illustrating how it is applied to specific fact patterns. None of the examples provided in the regulation itself describe a series of transactions like those involved in this offering. Nonetheless, while the application of the Treasury regulations to a transaction such as the Domestication is not entirely free from doubt, it is the opinion of our counsel that the Domestication will qualify as a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code and that (subject to the Section 367(b) rules and the PFIC rules discussed below) U.S. Holders of Company shares will not recognize gain or loss on the exchange of those shares for Purchaser stock. U.S. Holders should be aware that Company has not requested and does not intend to request a ruling from the IRS with respect to the U.S. federal income tax treatment of the Domestication. There can be no assurance that the IRS will not take a contrary position to our counsel’s opinion or that a court will not agree with a contrary position of the IRS.

Subject to the discussions of the Section 367 rules and the PFIC rules, below, it is therefore the opinion of our counsel that the consequences of the Domestication exchange are as follows:

A U.S. Holder of Company shares will not recognize a gain or loss on the exchange of his Company shares for Purchaser stock.

The U.S. Holder’s tax basis in his Purchaser stock will be the same as his adjusted basis in his Company shares.

Following the exchange, the U.S. Holder’s holding period in his Purchaser stock will include the period of time that he held his Company shares.

U.S. Holders should note that if the Domestication is a qualified reorganization under Section 368(a)(1)(F), then, since a U.S. Holder retains his basis in his Company shares as his basis in his stock, the U.S. Holder will realize a gain in an amount equal to the excess (if any) of the fair market value of the assets received by him in the DiamiR Merger over his carryover basis in his Company stock.

Effect of Section 367 on the Domestication for U.S. Holders of Company Shares

Code section 367(b) applies to certain non-recognition transactions involving foreign corporations, including a domestication of a foreign corporation in a transaction that qualifies as a Section 368(a)(1) reorganization. When it applies, Section 367(b) imposes income tax on certain U.S. persons in connection with transactions that would otherwise be tax-free. Section 367(b) will apply to certain U.S. Holders who exchange Company shares for Purchaser Common Stock as part of the Domestication.

“U.S. Shareholders” of Company

A U.S. Holder who on the day of the Domestication beneficially owns (directly, indirectly, or constructively) (i) ten percent (10%) or more of the total combined voting power of all classes of Company shares entitled to vote or (ii) ten percent (10%) or more of the total value of shares of all classes of Company shares (referred to herein as a “U.S. Shareholder”) must include in income as a dividend the “all earnings and profits amount” attributable to his shares he directly owns, within the meaning of Treasury Regulation Section 1.367(b)-2(d). Complex attribution rules apply in determining whether a U.S. Holder owns 10% or more of the total combined voting power of all classes of Company shares entitled to vote or 10% or more of the total value of shares of all classes of Company shares for U.S. federal income tax purposes, and any U.S. Holder who owns Company shares is urged to consult his own tax advisor with respect to these attribution rules.

A U.S. Shareholder’s all earnings and profits amount with respect to his Company shares is the net positive earnings and profits of the corporation (as determined under Treasury Regulation Section 1.367(b)-2(d)(2)) attributable to the Company shares (as determined under Treasury Regulation Section 1.367(b)-2(d)(3)) but without regard to any gain that would be realized on a sale or exchange of the Company shares.

Accordingly, under Treasury Regulation Section 1.367(b)-3(b)(3), a U.S. Shareholder will be required to include in income as a deemed dividend the all earnings and profits amount attributable to his Company shares as a result of the Domestication. Any such U.S. Shareholder that is a corporation may, under certain circumstances, effectively be exempt from taxation on a portion or all of the deemed dividend pursuant to Section 245A of the Code. However, Company does not expect that its cumulative earnings and profits will be greater than zero through the date of the Domestication (moreover, cumulative earnings and profits will be reduced by the amount of any distribution that is made and that is taxable as a dividend, as discussed below under “Tax Consequences of the Disposition”). If Company’s cumulative earnings and profits through the date of Domestication are not greater than zero, then a U.S. Shareholder generally would not be required to include in gross income an all earnings and profits amount with respect to his Company shares.

However, it is possible that the amount of Company’s earnings and profits could be greater than expected through the date of the Domestication or could be adjusted as a result of an IRS examination. The determination of Company’s earnings and profits is complex and may be impacted by numerous factors, and it is possible that one or more of such factors may cause Company to have positive earnings and profits through the date of the Domestication. As a result, depending upon the period in which such a U.S. Shareholder held his Company shares, he could be required to include his share of Company’s all earnings and profits amount in income as a deemed dividend under Treasury Regulation Section 1.367(b)-3(b)(3) as a result of the Domestication. See below, under “Effect of PFIC Rules on the Domestication” for a discussion of whether amounts included in income under Code Section 367(b) should be reduced by amounts required to be taken into account by a U.S. Holder under the proposed Treasury Regulations under Code Section 1291(f).

B. U.S. Holders Who Own Less Than 10 Percent of Company

A U.S. Holder who on the day of the Domestication beneficially owns (directly, indirectly, or constructively) Company shares with a fair market value of $50,000 or more but less than (i) ten percent (10%) of the total combined voting power of all classes of Company shares entitled to vote and (ii) ten percent (10%) of the total value of shares of all classes of Company shares must either recognize gain with respect to the Domestication or, in the alternative, elect to recognize his share of the “all earnings and profits” amount as described below.

Unless a U.S. Holder makes the “all earnings and profits election” as described below, he generally must recognize gain (but not loss) with respect to Aptorum common stock received in exchange for his DiamiR shares pursuant to the Domestication. Any such gain would be equal to the excess of the fair market value of the Company stock received over the U.S. Holder’s adjusted tax basis in the Company shares surrendered in exchange. Subject to the PFIC rules discussed below, such gain would be capital gain, and would be long-term capital gain if the U.S. Holder had held the Company shares for longer than one year.

In lieu of recognizing any gain as described in the preceding paragraph, a U.S. Holder may elect to include in income the all earnings and profits amount attributable to his Company shares under Section 367(b). However, there are strict conditions for making this election. This election must comply with applicable Treasury regulations and generally must include, among other things: (i) a statement that the Domestication is a Section 367(b) exchange; (ii) a complete description of the Domestication, (iii) a description of any stock, securities or other consideration transferred or received in the Domestication, (iv) a statement describing the amounts required to be taken into account for U.S. federal income tax purposes, (v) a statement that the U.S. Holder is making the election that includes (A) a copy of the information that the U.S. Holder received from Company establishing and substantiating the U.S. Holder’s all earnings and profits amount with respect to the U.S. Holder’s Company shares, and (B) a representation that the U.S. Holder has notified Company (or Purchaser) that the U.S. Holder is making the election, and (vi) certain other information required to be furnished with the U.S. Holder’s tax return or otherwise furnished pursuant to the Code or Treasury regulations. See Reg. Sec 1.367(b)-1(c). In addition, the election must be attached by the U.S. Holder to his timely filed U.S. federal income tax return for the year of the Domestication, and the U.S. Holder must send notice to Company (or Purchaser) of the election no later than the date such tax return is filed. Company cannot assure its U.S. Holders that it will provide the information required for them to make this election and, if it is unable to do so, the election will not be available to a U.S. Holder and he will then be required to recognize gain on the Domestication as described above.

As noted above, Company does not expect that its cumulative earnings and profits will be greater than zero through the date of the Domestication (and its cumulative earnings and profits will be reduced in any event by any portion of a distribution that is treated as a dividend) and it will endeavor to provide its shareholders with information establishing the absence of cumulative earnings and profits. U.S. Holders are strongly urged to consult with their own tax advisors regarding whether to make this election and if the election is determined to be advisable, the appropriate filing requirements with respect to this election.

See the discussion below, “Effect of the PFIC Rules on the Domestication” for an explanation of when amounts taken into account under Code section 367(b) should be reduced by amounts required to be taken into account under proposed Treasury regulations addressing the PFIC rules.

A U.S. Holder (who is not a U.S. Shareholder) that beneficially owns (directly, indirectly, or constructively) Company shares with a fair market value of less than $50,000 would not be required to recognize any gain or loss or include any part of the all earnings and profits amount in income under Section 367(b) of the Code in connection with the Domestication.

Effect of the PFIC Rules on the Domestication

Aptorum’s status as a PFIC.

If Aptorum would be a Passive Foreign Investment Company (“PFIC”) with respect to a U.S. Holder if for any taxable year in which the U.S. Holder held Aptorum shares (i) at least 75% of Aptorum’s gross income for the taxable year was passive income, or (ii) at least 50% of the value, determined on the basis of a quarterly average, of Aptorum’s assets was attributable to assets that produced, or were held for the production of, passive income.

Passive income generally includes dividends, interest, rents, certain royalties and gains from the disposition of passive assets. Once a foreign corporation is classified as a PFIC for any taxable year during which a U.S. holder owns stock in the foreign corporation, the foreign corporation generally remains thereafter classified as a PFIC with respect to that U.S. holder.

If Aptorum is treated as owning its VIE (and therefore the VIE’s subsidiaries) for purposes of U.S. federal income tax laws, then in determining its PFIC status it could take into account all of the income and assets of the subsidiaries of its VIE and, based on Aptorum’s financial statements, Aptorum would not be considered a PFIC.

Through another wholly-owned subsidiary, Aptorum receives the economic benefits of the VIE’s and its subsidiaries’ business operations through the ownership of the VIE’s stock.

There is no authority as to whether that constitutes ownership of the VIE by Aptorum for purposes of U.S. federal income tax law. While its equity ownership seems to give Aptorum an ownership interest in the VIE as a practical matter, there is no assurance that the IRS or a U.S. court would determine that an ownership interest in fact exists. Accordingly, there can be no assurance that Aptorum will not be treated as a PFIC.

Effect of the PFIC rules on the Domestication

Even if the Domestication qualifies as a “reorganization” within the meaning of Code section 368(a)(1)(F), the Domestication may be a taxable event to U.S. Holders of Aptorum shares under the PFIC rules to the extent that Section 1291(f) of the Code applies.

Code section 1291(f) requires that, to the extent provided in Treasury regulations, a U.S. person that disposes of stock of a PFIC must recognize gain, in the manner described below, notwithstanding any other provision of the Code (including the nonrecognition provisions of Section 354). No final Treasury regulations are in effect under Section 1291(f); however, the IRS has published proposed regulations, described below, that (according to the regulations as proposed) if adopted would be retroactive to the date of their publication. If final regulations under Code section 1291(f) were adopted as proposed, the PFIC rules would apply to a U.S. Holder of Aptorum shares if Aptorum has been a PFIC with respect to the U.S. Holder at any time that the U.S Holder has owned his Aptorum shares.

The proposed Treasury regulations were promulgated in 1992. If finalized in their present form, and if Aptorum were determined to be a PFIC with respect to any U.S. Holder, the Proposed Regulations would require taxable gain recognition from the Domestication for a U.S. Holder who had not made a certain election (described below) with respect to his Aptorum shares. Any such gain would be taxed as follows: the amount of the gain would be (i) allocated ratably to each day that the U.S. Holder has held shares of Aptorum’s shares and (ii) taxed as ordinary income that was earned in each of the years to which it was allocated. The rate of tax on such income would be the highest rate of tax in effect for the category of U.S. Holder during each such year. The tax imposed on income allocated to any prior taxable year would also be subject to an interest charge that would accrue from the taxable year to which the income was allocated until the date that the tax due under the PFIC rules was paid. However, any gain required to be taken into account under the Section 1291(f) regulations would be reduced by the amount of any distributions pursuant to the Disposition that were also taxed under the PFIC rules.

The Proposed Regulations also provide rules intended to coordinate the PFIC rules with the rules of Code section 367(b), discussed above under “Effect of Section 367 on the Domestication for U.S. Holders of Aptorum Shares”. Under these coordinating rules, if the gain recognition rule of the Proposed Regulations applied to a disposition of PFIC stock that was also subject to the rules of Section 367(b) — because the foreign corporation had an all earnings and profit amount — the gain realized on the transfer would first be taxable under Section 1291(f) and any gain not taxable under Section 1291(f) would then be taxable as provided under Section 367(b).

As with distributions pursuant to the Disposition, The foregoing tax effects of PFIC status on the Domestication would be different if any U.S. Holder has, during his ownership of Aptorum shares, made an election (a so-called “mark-to-market” election) to include in income for each of the years that he has owned his Aptorum shares an amount of income representing the increase in the value of his shares during the year. Any U.S. Holder who has made such an election should consult with his own tax advisor about the tax ramifications of having done so.

Aptorum intends to take the position that it is not and has never been a PFIC with respect to any U.S. Holder but cannot provide any assurances that its position will be upheld. The PFIC rules are complex and are affected by various factors in addition to those described above. Accordingly, U.S. holders of Aptorum shares are urged to consult their own tax advisors concerning the application of the PFIC rules to their shares.

ALL U.S. HOLDERS ARE STRONGLY URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE DOMESTICATION AND ITS APPLICATION TO THEM.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Acquisition

On July 14, 2025, Aptorum Group Limited (the “Company”), entered into a Merger Agreement with DiamiR Biosciences Corp. encompassing a license agreement, management agreement and merger agreement for the purchase and sale of DiamiR Biosciences Corp. (“DiamiR”, the “Target”). Pursuant to the merger agreement, if completed, the Company would acquire all of the issued and outstanding capital stock of DiamiR, a private company incorporated in Delaware, United States, from DiamiR’s shareholders through the issuance of shares of the Company’s common stock with an estimated fair value of $21.1 million (the “Acquisition”). The Company considers completion of the merger agreement to be probable.

Offering

On October 10, 2025, the Company entered into a certain securities purchase agreement (the “Purchase Agreement”) with certain non-affiliated institutional investors (the “October 2025 Purchasers”) pursuant to which the Company agreed to sell (1) 1,000,000 Class A ordinary shares (the “Ordinary Shares”), and (2) in a concurrent private placement, restricted warrants to purchase an aggregate of up to 2,000,000 Ordinary Shares (the “Investor Warrants”), for aggregate gross proceeds of approximately $2 million (the “(the “October 2025 Offering”). The Company currently intends to use the net proceeds from the October 2025 Offering for working capital and general corporate use. Additionally, some of the proceeds from the October 2025 Offering will be used to fund expenses expected to be incurred in connection with the Merger and for general working capital of the two companies pending the anticipated closing of the Merger, which is subject to several closing conditions. The October 2025 Offering closed on October 14, 2025.

Each Investor Warrant is exercisable immediately as of the date of issuance at an exercise price of $2.00 per Ordinary Share and expires twenty-four months from the effective date of a registration statement registering for resale the Ordinary Shares underlying the Investor Warrants.

H.C. Wainwright & Co., LLC, acted as the exclusive placement agent (the “Placement Agent”), in connection with the October 2025 Offering. The Company agreed to pay the Placement Agent an aggregate cash fee equal to 7.0% of the gross proceeds raised in the October 2025 Offering. The Company will also pay the Placement Agent a cash management fee equal to 1.0% of the gross proceeds raised in the October 2025 Offering, $5,000 for non-accountable expenses, up to $50,000 for expenses of legal counsel and other out-of-pocket expenses and $10,000 for clearing fees all associated with the October 2025 Offering. The Company also issued the Placement Agent’s designees warrants (the “Placement Agent Warrants”) to purchase up to 60,000 Class A Ordinary Shares, at an exercise price equal to $2.50 per share. The Placement Agent Warrants are exercisable immediately upon issuance on October 10, 2025 and expire on the earlier of 24 months from the effective date of a registration statement or October 10, 2030.

After deducting fees due to the Placement Agent and offering expenses, the net proceeds from the October 2025 Offering were approximately $1.716 million.

Basis of Presentation

The accompanying unaudited pro forma condensed combined statement of financial position as of September 30, 2025 gives effect to the Acquisition as if it had been consummated on September 30, 2025; and the accompanying unaudited pro forma condensed combined statements of operations for the year ended December 31, 2024 and the nine months ended September 30, 2025 gives effect to the Acquisition as if it had been consummated on January 1, 2024.

The following unaudited pro forma condensed combined balance sheet as of September 30, 2025, combines the historical consolidated balance sheet of Aptorum as of September 30, 2025 with the historical balance sheet of DiamiR as of August 31, 2025 giving further effect to the pro forma adjustments described in Note (i) to the “Notes To The Unaudited Pro Forma Consolidated Combined Financial Information” included in this proxy statement/prospectus, as if they had been consummated as of September 30, 2025.

The following unaudited pro forma consolidated combined statements of operations for the year ended December 31, 2024 combine the historical consolidated statement of operations of Aptorum for the year ended December 31, 2024 and the historical statements of operations of DiamiR for the twelve months ended February 28, 2025 (consisting of the first nine months of its fiscal year ending May 31, 2025 and the last three months of its fiscal year ended May 31, 2024), giving effect to the pro forma adjustments described in Note (i) to the “Notes To The Unaudited Pro Forma Consolidated Combined Financial Information” included in this proxy statement/prospectus, as if they had been consummated on January 1, 2024, the beginning of the earliest period presented. The unaudited pro forma consolidated combined statements of operations for the nine months ended September 30, 2025 combine the historical consolidated statement of operations of Aptorum for the nine months ended September 30, 2025 and the historical statements of operations of DiamiR for the nine months ended August 31, 2025. DiamiR’s revenue and net loss for the three months ended February 28, 2025, amounting to $188,909 and $211,183, respectively, are included in the pro forma consolidated combined statements of operations for both the year ended December 31, 2024 and the nine months ended August 31, 2025.

The unaudited pro forma consolidated combined financial statements have been derived from and should be read in connection with:

•        the accompanying notes to the unaudited pro forma consolidated combined financial statements;

•        the historical audited consolidated financial statements of Aptorum as of and for the year ended December 31, 2024 and the related notes included in this proxy statement/prospectus;

•        the historical unaudited financial statements of Aptorum as of and for the nine months ended September 30, 2025 and the related notes included in this proxy statement/prospectus;

•        the historical audited financial statements of DiamiR as of and for the year ended May 31, 2025 and the related notes included this proxy statement/prospectus;

•        the historical unaudited financial statements of DiamiR as of and for the three months ended August 31, 2025 and the related notes included this registration statement;

•        the sections entitled “Aptorum Management’s Discussion and Analysis of Financial Condition and Results of Operations of Aptorum,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of DiamiR,” and other financial information relating to Aptorum and DiamiR.

The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” Release No. 33-10786 replaces the existing pro forma adjustment criteria with simplified requirements to depict the accounting for the transaction (“Transaction Accounting Adjustments”) and present the reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur (“Management’s Adjustments”). These pro forma adjustments were presented in separate columns after the presentation of the combined historical information of the Company and its subsidiaries and the Target Company and its subsidiaries. The Company has elected not to present Management’s Adjustments and will only be presenting Transaction Accounting Adjustments in the unaudited pro forma condensed combined financial information. The unaudited pro forma condensed combined financial information does not reflect future events that may occur after the Acquisition. The unaudited pro forma condensed combined financial information is provided for informational purposes only and is not necessarily indicative of a true picture of the financial position and the results of operations of the combined companies following the completion of the Acquisition. The pro forma adjustments are subject to material change and are based upon currently available information and certain assumptions that the Company believes are reasonable.

There were no significant accounting policy differences or other items which required adjustment in the accompanying unaudited pro forma condensed combined financial statements.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF FINANCIAL POSITION
AS OF SEPTEMBER 30, 2025
(In U.S. dollars except share and per share data)

	Aptorum 9/30/2025	DiamiR 8/31/2025	Offering Transaction accounting adjustments	Notes	Conversion of notes payable (c)	Acquisition Transaction accounting adjustments	Notes	Pro Forma Combined
Cash and equivalents	$2,272,611	$28,313	$1,715,999	(a)(b)	$—	$(300,000)	(e)	$3,716,923
Accounts receivable	—	100,613	—		—	(88,700)	(j)	11,913
Other current assets	207,294	7,963	—		—	—		215,257
Total current assets	2,479,905	136,889	1,715,999		—	(388,700)		3,944,093
Long-term investments, net	15,098,846	—	—		—	—		15,098,846
Other assets	—	76,049	—		—	—		76,049
Goodwill and intangible assets	—	197,761	—		—	21,350,112	(d)	21,547,873
Total Assets	$17,578,751	$410,699	$1,715,999		$—	$20,961,412		$40,666,861

Amounts due to related parties	$79,395	$—	$—		$—	$—		$79,395
Accounts payable and accrued expenses	911,480	597,096	—		—	(177,400)	(j)	1,331,176
Operating lease; liabilities	50,972	38,126	—		—	—		89,098
Convertible notes to a related party	3,374,500	—	—		(3,374,500)	—		—
Warrant liabilities	—	—	1,297,312	(a)(b)	—	—		1,297,312
Total current liabilities	4,416,347	635,222	1,297,312		(3,374,500)	(177,400)		2,796,981
Income taxes payable	—	—	—		—	—		—
Other liabilities	—	13,131	—		—	—		13,131
Convertible notes to a related party		1,122,313	—		(1,122,313)	—		—
Total Liabilities	4,416,347	1,770,666	1,297,312		(4,496,813)	(177,400)		2,810,112

Preferred Stock ($0.00001 par value, 1,796,934 shares authorized, 0 shares issued and outstanding as of September 30, 2025; 1,796,934 issued and outstanding pro forma)	—	—	—		—	18	(f)	18
Common Stock ($0.00001 par value, [ ] shares authorized, 0 shares issued and outstanding as of September 30, 2025; 29,453,447 shares issued and outstanding pro forma) (g)	—	—	—		—	292	(d)(f)	292
Class A Ordinary Shares ($0.00001 par value, 9,999,996,000,000 shares authorized, 5,346,823 shares issued and outstanding as of September 30, 2025; 0 shares issued and outstanding pro forma)	52	—	10	(a)	13	(75)	(d)	—
Aptorum Class B ordinary shares ($0.00001 par value; 4,000,000 shares authorized, 1,796,934 shares issued and outstanding as of September 30, 2025; 0 shares issued and outstanding pro forma)	18	—	—		—	(18)	(f)	—
Common stock, $0.001 par value; 100,000,000 shares authorized; 4,440,891 issued and outstanding at August 31, 2025	—	4,441	—		—	(4,441)	(d)	—
Additional paid-in capital	96,174,010	4,741,863	621,105	(a)(b)	4,496,800	15,748,065	(d)(e)(f)	121,781,843
Accumulated other comprehensive income	(158,805)	—	—		—	—		(158,805)
Accumulated deficit	(73,485,303)	(6,106,271)	(202,428)	(b)	—	5,394,971	(d)(e)(j)	(74,399,031)
Total equity attributable to the shareholders of Aptorum Group Limited	22,529,972	(1,359,967)	418,687		4,496,813	21,138,812		47,224,317
Non-controlling interests	(9,367,568)	—	—		—	—		(9,367,568)
Total Equity	13,162,404	(1,359,967)	418,687		4,496,813	21,138,812		37,856,749
Total Liabilities and Equity	$17,578,751	$410,699	$1,715,999		$—	$20,961,412		$40,666,861

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2025

(In U.S. dollars except share and per share data)

	Aptorum 9/30/2025	DiamiR 8/31/2025	Offering Transaction accounting adjustments	Notes	Conversion of notes payable (c)	Acquisition Transaction accounting adjustments	Notes	Pro Forma Combined
Revenue	$—	$288,787	$—		$—	$—		$288,787

Operating costs and expenses
Cost of service revenue	—	(81,452)	—		—	—		(81,452)
Research and development expenses	(261,168)	(332,878)	—		—	—		(594,046)
General and administrative fees	(731,229)	(859,614)	—		—	231,042	(j)	(1,359,801)
Total operating expenses	(992,397)	(1,273,944)	—		—	231,042		(2,035,299)

Other income	—	142,342	—		—	(142,342)	(j)	—
Interest (expense) income, net	(73,493)	(70,552)	—		—	205,552	(h)	61,507
Total other (expense) income, net	(73,493)	71,790	—		—	63,210		(61,507)
Net loss before income taxes	(1,065,890)	(913,367)	—		—	294,252		(1,685,005)
Income tax benefit	—	168,964	—		—	—		168,964
Net loss	(1,065,890)	(744,403)	—		—	294,252		(1,516,041)
Net loss attributable to non-controlling interests	(10,115)	—	—		—	—		(10,115)
Net loss attributable to Aptorum Group Limited	$(1,055,775)	$(744,403)	$—		$—	$294,252		$(1,505,926)

Net loss per share attributable to Aptorum Group Limited
– Basic(1)	$(0.15)	$(0.17)						$(0.05)
– Diluted(1)	$(0.15)	$(0.17)						$(0.05)
Weighted-average shares outstanding
– Basic(1)	7,132,512	4,440,891					(i)	29,925,145
– Diluted(1)	7,132,512	4,440,891					(i)	29,925,145

Net loss	$(1,065,890)	$(744,403)	$—		$—	$294,252		$(1,516,041)

Other comprehensive loss
Other comprehensive loss	(247,967)	—	—		—	—		(247,967)

Comprehensive loss	(1,313,857)	(744,403)	—		—	294,252		(1,764,008)
Comprehensive loss attributable to non-controlling interests	(10,115)	—	—		—	—		(10,115)
Comprehensive loss attributable to the shareholders of Aptorum Group Limited	$(1,303,742)	$(744,403)	$—		$—	$294,252		$(1,753,893)

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2024
(In U.S. dollars except share and per share data)

	Aptorum 12/31/2024	DiamiR 2/28/2025	Offering Transaction accounting adjustments	Notes	Conversion of notes payable (c)	Acquisition Transaction accounting adjustments	Notes	Pro Forma Combined
Revenue	$—	$960,817	$—		$—	$—		$960,817

Operating expenses
Research and development expenses	(2,195,161)	(831,600)	—		—	—		(3,026,761)
General and administrative fees	(1,745,380)	(660,917)	(202,428)	(b)	—	(800,000)	(e)	(3,408,725)
Total operating expenses	(3,940,541)	(1,492,517)	(202,428)		—	(800,000)		(6,435,486)

Other (expense) income, net
Impairment loss of long-term investment	(1,000,000)	—	—		—	—		(1,000,000)
Interest (expense) income, net	(146,924)	(74,576)	—		—	254,577	(h)	33,077
Gain on disposal of subsidiaries	703	—	—		—	—		703
Government subsidies	928,461	—	—		—	—		928,461
Sundry income	564	—	—		—	—		564
Total other (expense) income, net	(217,196)	(74,576)	—		—	254,577		(37,195)
Net loss before income taxes	(4,157,737)	(606,276)	(202,428)		—	(545,423)		(5,511,864)
Income taxes	—	(46,166)	—		—	—		(46,166)
Net loss	(4,157,737)	(652,442)	(202,428)		—	(545,423)		(5,558,030)
Net income attributable to non-controlling interests	(110,069)	—	—		—	—		(110,069)
Net loss attributable to Aptorum Group Limited	$(4,267,806)	$(652,442)	$(202,428)		$—	$(545,423)		$(5,668,099)

Net loss per share attributable to Aptorum Group Limited
– Basic(1)	$(0.78)	$(0.15)						$(0.19)
– Diluted(1)	$(0.78)	$(0.15)						$(0.19)
Weighted-average shares outstanding
– Basic(1)	5,453,103	4,440,891					(i)	29,925,145
– Diluted(1)	5,453,103	4,440,891					(i)	29,925,145

Net loss	$(4,157,737)	$(652,442)	$(202,428)		$—	$(545,423)		$(5,558,030)

Other comprehensive income
Exchange differences on translation of foreign operations	99,785	—	—		—	—		99,785
Other comprehensive income	99,785	—	—		—	—		99,785

Comprehensive loss	(4,057,952)	(652,442)	(202,428)		—	(545,423)		(5,458,245)
Comprehensive income attributable to non-controlling interests	(110,069)	—	—		—	—		(110,069)
Comprehensive loss attributable to the shareholders of Aptorum Group Limited	$(4,168,021)	$(652,442)	$(202,428)		$—	$(545,423)		$(5,568,314)

APTORUM

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Description of Transaction and Basis of Presentation

The unaudited pro forma condensed combined financial statements should be read in conjunction with the historical consolidated financial statements of DiamiR and the Company included herein.

The unaudited pro forma condensed consolidated statement of financial position reflects the Acquisition as if the Acquisition had been consummated on September 30, 2025; and the unaudited pro forma condensed combined statements of operations reflects the Acquisition as if it had been consummated on January 1, 2024.

The unaudited pro forma condensed consolidated statement of financial position reflects the October 2025 Offering as if the Offering had been consummated on September 30, 2025; and the unaudited pro forma condensed combined statements of operations reflects the Offering as if it had been consummated on January 1, 2024.

Transaction Accounting Adjustments

The following transaction accounting adjustments are included in the unaudited pro forma condensed combined financial statements:

(a)     Gives pro forma effect to the issuance of 1,000,000 Class A ordinary shares and 2,000,000 Investor Warrants in October 2025 for gross proceeds of $2,000,000. The Company determined that the Investor Warrants are classified as warrant liabilities and, accordingly, allocated the proceeds between the Investor Warrants, which had an estimated fair value of $1,260,000, with the balance of $740,000 allocated to the Class A ordinary shares.

(b)     The Company recognized the issuance costs attributable to the October 2025 issuance of shares, which included cash costs of $284,001 and non-cash costs associated with the fair value of the Placement Agent Warrants of $37,312 which are classified as warrant liabilities, by allocating to the Class A ordinary shares and Investor Warrants. Issuance costs allocated to the Class A ordinary shares of $118,885 were recognized as a reduction of additional paid-in capital and issuance costs allocated to the Investor Warrants of $202,428 were recognized as expense and included in general and administrative fees during the year ended December 31, 2024.

(c)     Convertible notes due to shareholders in the amount of $4,482,313 are to be converted into 1,338,223 shares of common stock in connection with the consummation of the Acquisition.

(d)    The Acquisition is considered a business combination and is accounted for using the acquisition method in accordance with ASC 805, “Business Combinations” as the directors of the Company believe that the Target acquired constitutes a business in accordance with ASC 805. The Acquisition will enable the Group to further its business strategies.

Upon completion of the Acquisition, Aptorum would hold 100% of the Target Company’s equity interest and obtain control over the Target Company. Accordingly, the Target Company would become a subsidiary of the Company.

For the purpose of preparing the unaudited pro forma condensed combined financial information, the directors of the Company had assumed that with the exception of intangible assets (details set out below), the pro forma fair value of the identifiable assets and liabilities of the Target Group as at September 30, 2025 are substantially the same as their respective carrying amounts as at September 30, 2025.

The Group has applied the acquisition method in accordance with ASC 805 to account for the Acquisition as if the Acquisition had been completed on September 30, 2025 and the calculation of pro forma goodwill is as follows:

US$ (’000)
Fair value of total consideration (note i)	$21,112
Less:
Net assets of the Target Group as at September 30, 2025	238
Pro forma acquired intangible assets and goodwill (note ii)	$21,350

____________

Note i:     The fair value of total consideration represents the number of shares of Aptorum expected to be issued in the share exchange based on aggregate fair value of Aptorum common stock at $1.06 per share, representing the closing Aptorum share price on December 31, 2025.

Note ii:   The pro forma fair value adjustments to intangible assets mainly arise from the recognition, on a pro forma basis, of in-process research and development of Target. The pro forma fair values of the intangible assets are based on estimation by the directors of the Company and the assistance of an independent qualified professional valuation advisor using primarily a cost approach.

The consideration paid for the Acquisition effectively included amounts in relation to the benefit of expected revenue growth, future market development and the assembled workforce of Target. These benefits are not recognized separately from goodwill because they do not meet the recognition criteria for identifiable intangible assets.

Should there be any adverse changes to the business of the Target, including but not limited to, any subsequent adverse changes in the operation, or decline in share price, impairment may be required to be recognized against provisional goodwill in accordance with ASC 350-20-35 and the Company’s accounting policies. The Company’s directors confirmed that they will adopt consistent approach to assess impairment of goodwill in subsequent reporting periods in accordance with the requirements of ASC 350-20-35 and will disclose in the Group’s annual report the basis and assumptions adopted by the Company’s directors in the impairment assessment in accordance with the disclosure requirements in ASC 350-20-35.

The pro forma fair values of the identifiable assets and liabilities and goodwill, if any, in relation to the Acquisition are subject to material change upon the completion of a definitive merger agreement and re-determination of the accounting acquirer and purchase price allocation as of the date any closing, which may be substantially different from their estimated amounts used in the preparation of this unaudited pro forma financial information.

Amounts allocated to patents are generally subject to amortization over the lives of the patents, as definite-live intangible assets.

Amounts allocated to in-process research and development are subject periodic impairment, including upon the abandonment of programs. Amounts allocated to goodwill are subject to periodic impairment, including upon Company market price declines.

Each Aptorum Class A Ordinary share is exchanged for one share of common stock of the combined company. Each Aptorum Class B Ordinary Share is exchanged for one share of common stock of the combined company and one share of preferred stock.

DiamiR’s historical stockholder equity balances are eliminated.

(e)     The adjustment represents the estimated transaction costs of the Acquisition, including legal and professional fees directly attributable to the Acquisition and settled in cash, as well as warrants to be issued to Wainwright upon consummation of the Merger that have a fair value of approximately $500,000 and are currently presumed to be classified within stockholders’ equity.

(f)     Reflects the automatic conversion in connection with the Domestication of 1,796,934 Aptorum Class B Ordinary Shares into 1,796,934 shares of common stock of Aptorum Delaware and 1,796,934 shares of Series A preferred stock of Aptorum Delaware.

(g)    Pro forma shares of common stock outstanding include:

Aptorum Class A Ordinary Shares at September 30, 2025 that are to be converted into common stock	5,346,823
Conversion of Aptorum Class B Ordinary Shares into common stock	1,796,934
Conversion of note payable into common stock	1,338,223
Exercise of warrants	54,054
Issuance of Class A Ordinary Shares in October 2025 Offering that are to be converted into common stock	1,000,000
Issuance of common stock to DiamiR shareholders in merger	19,917,413
Pro Forma Common Stock Outstanding at September 30, 2025	29,453,447

Other than the above adjustments, no adjustments have been made to reflect any results of operations or other transactions entered into subsequent to September 30, 2025. Unless otherwise stated, the adjustments above do not have a recurring effect.

(h)    Represents interest expense related to convertible notes to be converted into shares of common stock of Aptorum Delaware.

(i)     Weighted average shares outstanding on a pro forma basis includes:

Aptorum Class A Ordinary Shares at September 30, 2025	5,346,823
Conversion of Aptorum Class B Ordinary Shares into common stock	1,796,934
Conversion of note payable into common stock	1,338,223
Exercise of warrants	54,054
Issuance of Class A Ordinary Shares in October 2025 Offering that are to be converted into common stock	1,000,000
Shares issued to DiamiR shareholders in merger	19,917,413
Warrants issuable for nominal consideration to Wainwright	471,698
Weighted Average Shares Outstanding – Basic and Diluted	29,925,145

(j)     To eliminate transactions between Aptorum and DiamiR associated with the Management Services Agreement.

EXPERTS

The consolidated balance sheets of Aptorum Group Limited as of December 31, 2024 and 2023, the related consolidated statements of operations and comprehensive loss, changes in equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes, included herein have been so incorporated in reliance on the report of Marcum Asia CPAs LLP, an independent registered public accounting firm, (which contains an explanatory paragraph relating to the Company’s ability to continue as a going concern as described in Note 2 to the financial statements) appearing in Aptorum’s annual report on Form 20-F for the years then ended, included herein, given on the authority of such firm as experts in accounting and auditing.

The consolidated balance sheet of DiamiR Biosciences Corp. as of May 31, 2025, and the related consolidated statements of operations, changes in stockholders’ deficit and cash flows for the year ended May 31, 2025, included herein, which is referred to and made a part of this proxy statement/prospectus, have been audited by CBIZ CPAs P.C., independent registered public accounting firm, as set forth in their report appearing elsewhere herein, which contains an explanatory paragraph relating to substantial doubt about the ability of DiamiR Biosciences Corp. to continue as a going concern as described in Note 2 to the financial statements, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated balance sheet of DiamiR Biosciences Corp. as of May 31, 2024, and the related consolidated statements of operations, changes in stockholders’ deficit and cash flows for the year ended May 31, 2024, included herein, which is referred to and made a part of this proxy statement/prospectus, have been audited by Marcum LLP, independent registered public accounting firm, as set forth in their report appearing elsewhere herein, which contains an explanatory paragraph relating to substantial doubt about the ability of DiamiR Biosciences Corp. to continue as a going concern as described in Note 2 to the financial statements, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

ENFORCEABILITY OF CIVIL LIABILITIES

Our Company is an exempted company incorporated with limited liability under the laws of the Cayman Islands. We are incorporated in the Cayman Islands because of certain benefits associated with being a Cayman Islands company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands has a less developed body of securities laws as compared to the United States and provides less protection for investors. In addition, investor may not have standing to sue Cayman Islands companies before the U.S. federal courts.

All of our current operations are conducted outside of the United States and all of our current assets are located outside of the United States, with the majority of our operations located in Hong Kong. All of the directors and executive officers of our Company and the auditors of our Company reside outside the United States and substantially all of their assets are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon us or any such persons, or to enforce in the United States any judgment obtained in the U.S. courts against us or any of such persons, including judgments based upon the civil liability provisions of the U.S. securities laws or any U.S. state or territory.

We have appointed [    ], [address], as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

Cayman Islands

There is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of the U.S. courts obtained against us or our Directors or Executive Officers that are predicated upon the civil liability provisions of the U.S. securities laws or any U.S. state; or (ii) entertain original actions brought in the Cayman Islands against us or our Directors or Executive Officers that are predicated upon the U.S. securities laws or the securities laws of any U.S. state.

Although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), the courts of the Cayman Islands typically recognize as a valid judgment, a final and conclusive judgment in personam obtained in the federal or state courts of the United States against the Company under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) or, in certain circumstances, an in personam judgment for non-monetary relief, and would give a judgment based thereon provided that (a) such courts had proper jurisdiction over the parties subject to such judgment; (b) such courts did not contravene the rules of natural justice of the Cayman Islands; (c) such judgment was not obtained by fraud; (d) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands; (e) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands; and (f) there is due compliance with the correct procedures under the laws of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from United States courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

Hong Kong

We do not believe there is currently an arrangement providing for the reciprocal enforcement of judgements between Hong Kong and the United States, as such judgments of United States courts will not be directly enforced in Hong Kong. However, under common law, a foreign judgment (including one from federal or state court in the United States) obtained against the Company may generally be treated by the courts of Hong Kong as a cause of action in itself and sued upon as a debt between the parties. In a common law action for enforcement of a foreign judgment, the judgment creditor has to prove that (a) the judgment is in personam; (b) the judgment is in the nature of a monetary award; (c) the judgment is final and conclusive on the merits and has not been stayed or satisfied in full; and (d) the judgement is from a court of competent jurisdiction. The defenses available to the defendant in a common law action for enforcement of a foreign judgment include breach of natural justice, fraud and contrary to public policy of Hong Kong. In order to enforce the foreign judgement at common law, fresh proceedings must be initiated in Hong Kong, which involves issuing a Writ of Summons and Statement of Claim attaching the foreign judgment as proof of the debt.

There is uncertainty as to whether the courts of Hong Kong would: (i) recognize or enforce judgments of United States courts obtained against us or our Directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or (ii) entertain original actions brought in Hong Kong against us or our Directors or officers predicated upon the securities laws of the United States or any state in the United States. Our Board is comprised of three directors, all executive directors are located in Hong Kong. The directors are Justin Wu, Douglas Arner and Ian Huen.

A judgment of a court in the United States predicated upon U.S. federal or state securities laws may be enforced in Hong Kong at common law by bringing an action in a Hong Kong court on that judgment for the amount due thereunder, and then seeking summary judgment on the strength of the foreign judgment, provided that the foreign judgment, among other things, is: (i) for a debt or a definite sum of money (not being taxes or similar charges to a foreign government taxing authority or a fine or other penalty); and (ii) final and conclusive on the merits of the claim, but not otherwise. Such a judgment may not, in any event, be so enforced in Hong Kong if (a) it was obtained by fraud; (b) the proceedings in which the judgment was obtained were opposed to natural justice; (c) its enforcement or recognition would be contrary to the public policy of Hong Kong; (d) the court of the United States was not jurisdictionally competent; or (e) the judgment was in conflict with a prior Hong Kong judgment.

Hong Kong has no arrangement for the reciprocal enforcement of judgments with the United States. As a result, there is uncertainty as to the enforceability in Hong Kong, in original actions or in actions for enforcement, of judgments of United States courts of civil liabilities predicated solely upon the federal securities laws of the United States or the securities laws of any State or territory within the United States.

PRC

PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between PRC and the country where the judgment is made or on principles of reciprocity between jurisdictions. PRC does not have any treaties or other form of reciprocity with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. Therefore, we believe there is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or in the Cayman Islands.

Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on PRC law against a company in Mainland China for disputes if they can establish sufficient nexus to the PRC for a PRC court to have jurisdiction, and meet other procedural requirements, including, among others, the plaintiff must have a direct interest in the case, and there must be a concrete claim, a factual basis and a cause for the suit. It will be, however, difficult for U.S. shareholders to originate actions against the issuer in the PRC in accordance with PRC laws, as the issuer is a company incorporated under the laws of the Cayman Islands and it will be difficult for U.S. shareholders, by virtue only of holding the ordinary shares, to establish a connection to the PRC for a PRC court to have jurisdiction as required under the PRC Civil Procedures Law.

There is uncertainty as to whether the courts of PRC would (i) recognize or enforce judgments of United States courts obtained against the company or their directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or (ii) entertain original actions brought in PRC predicated upon the securities laws of the United States or any state in the United States.

LEGAL MATTERS

Hunter Taubman Fischer & Li LLC will pass upon the validity of Aptorum Delaware common stock offered by this proxy statement/prospectus.

WHERE YOU CAN FIND MORE INFORMATION

Aptorum is subject to the informational requirements of the Exchange Act and in accordance therewith, files annual, quarterly and current reports, proxy statements and other information with the SEC electronically, and the SEC maintains a website that contains Aptorum’s filings as well as reports, proxy and information statements, and other information issuers file electronically with the SEC at www.sec.gov.

Aptorum also makes available free of charge on or through its website at https://ir.Aptorum.com/sec-filings, its Annual Reports on 20-F, Current Reports on Form 6-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after Aptorum electronically files such material with or otherwise furnishes it to the SEC. The website addresses for the SEC and Aptorum are inactive textual references and except as specifically incorporated by reference into this proxy statement/prospectus, information on those websites is not part of this proxy statement/prospectus.

Aptorum has filed with the SEC a registration statement on Form S-4, of which this proxy statement/prospectus is a part, under the Securities Act to register the shares of Aptorum common stock to be issued to DiamiR stockholders in the Merger. The registration statement, including the attached annexes, exhibits and schedules, contains additional relevant information about Aptorum and Aptorum common stock. This proxy statement/prospectus does not contain all of the information set forth in the registration statement because certain parts of the registration statement are omitted in accordance with the rules and regulations of the SEC.

Aptorum has supplied all the information contained in or incorporated by reference into this proxy statement/prospectus relating to Aptorum, and DiamiR has supplied all information contained in this proxy statement/prospectus relating to DiamiR.

You can obtain any of the documents incorporated by reference into this proxy statement/prospectus from Aptorum or from the SEC through the SEC’s website at www.sec.gov. Documents incorporated by reference are available from Aptorum without charge, excluding any exhibits to those documents, unless the exhibit is specifically incorporated by reference as an exhibit into this proxy statement/prospectus. If you would like to request documents from Aptorum or DiamiR, please send a request in writing or by telephone to either Aptorum or DiamiR at the following addresses:

Ian Huen	Alidad Mireskandari
Chief Executive Officer	Chief Executive Officer
Aptorum Group Limited	DiamiR Biosciences Corp.
Telephone:	Telephone:
Email:	Email:

OTHER MATTERS

Submission of Future Shareholder Proposals

Pursuant to Rule 14a-8 under the Exchange Act (“Rule 14a-8”), a Aptorum shareholder who intends to present a proposal at Aptorum’s next annual meeting of shareholders (the “Aptorum 2026 Annual Meeting”) and who wishes the proposal to be included in the proxy statement and form of proxy for that meeting must submit the proposal in writing no later than January 16, 2026, after which date such shareholder proposal will be considered untimely. Such proposal must be submitted on or before the close of business with attention to Aptorum at 17 Hanover Square, London W1S 1BN, United Kingdom Attention: Ian Huen.

Aptorum shareholders wishing to nominate a director or submit proposals to be presented directly at the Aptorum 2026 Annual Meeting instead of by inclusion in the proxy statement for the Aptorum 2026 Annual Meeting must follow the submission criteria and deadlines set forth in the Aptorum Bylaws concerning shareholder nominations and proposals. Aptorum shareholder nominations for director and other proposals that are not to be included in such materials must be received by Aptorum’s corporate secretary in writing at its corporate offices, as listed above, no earlier than February 16, 2026 and no later than the close of business on March 18, 2026; provided, however, that if such meeting is held more than 30 days before or more than 30 days after the anniversary of the Annual Meeting, notice by the shareholder to be timely must be received no earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made. Any such Aptorum shareholder proposals or nominations for director must also satisfy the requirements set forth in the Aptorum Bylaws. To be eligible for inclusion in Aptorum’s proxy materials, Aptorum shareholder proposals must also comply with the requirements of Rule 14a-8. Shareholders are also advised to review the Aptorum memorandum and articles of association, which contain additional advance notice requirements, including requirements with respect to advance notice of shareholder proposals and director nominations. A proxy granted by a Aptorum shareholder will give discretionary authority to the proxies to vote on any matters introduced pursuant to the above advance notice provisions in the Aptorum Bylaws, subject to applicable rules of the SEC.

Communications with Directors

The Aptorum board of directors welcomes communication from the Aptorum shareholders. Aptorum shareholders and other interested parties who wish to communicate with a member or members of the Aptorum board of directors or a committee thereof may do so by addressing correspondence to the Aptorum board of directors member, members or committee at Aptorum Group Limited, 17 Hanover Square, London W1S 1BN, United Kingdom Attention: Ian Huen. Aptorum’s corporate secretary will review and forward correspondence to the appropriate person or persons.

All communications received as set forth in the preceding paragraph will be opened by Aptorum’s corporate secretary for the sole purpose of determining whether the contents represent a message to the Aptorum board of directors. Any contents that are not in the nature of advertising, promotions of a product or service or patently offensive material will be forwarded promptly to the addressee(s). In the case of communications to the Aptorum board of directors or any group or committee of directors, Aptorum’s corporate secretary will make sufficient copies of the contents to send to each director who is a member of the group or committee to whom the communication is addressed. If the amount of correspondence received through the foregoing process becomes excessive, the Aptorum board of directors may consider approving a process for review, organization and screening of the correspondence by Aptorum’s corporate secretary or another appropriate person.

Householding of Proxy Statement/Prospectus

The SEC has adopted rules that permit companies and intermediaries (e.g., brokers) to satisfy the delivery requirements for proxy materials with respect to two or more shareholders sharing the same address by delivering a single set of the proxy materials addressed to those shareholders. This process, which is commonly referred to as “householding,” potentially means extra convenience for shareholders and cost savings for companies.

In connection with the Special Meeting, a number of brokers with account holders who are Aptorum shareholders will be “householding” Aptorum’s proxy materials. A single set of proxy materials will be delivered to multiple shareholders sharing an address unless contrary instructions have been received from the affected shareholders. Once a shareholder has received notice from his or her broker that the broker will be “householding” communications to such shareholder’s address, “householding” will continue until the shareholder is notified otherwise or until the shareholder revokes his or her consent. If, at any time, a shareholder no longer wishes to participate in “householding” and would prefer to receive a separate set of proxy materials, such shareholder should notify his or her broker or Aptorum. Direct the written request to Aptorum Group Limited, 17 Hanover Square, London W1S 1BN, United Kingdom Attention: Ian Huen. Shareholders who currently receive multiple copies of the proxy materials at their addresses and would like to request “householding” of their communications should contact their brokers.

INDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Aptorum Group Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Aptorum Group Limited (the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of operations and comprehensive loss, changes in equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph — Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 2, the Company has a significant working capital deficiency, has incurred significant losses and needs to raise additional funds to meet its obligations and sustain its operations. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ Marcum Asia CPAs llp

Marcum Asia CPAs llp

We have served as the Company’s auditor since 2017.

New York, NY
April 30, 2025

NEW YORK OFFICE • 7 Penn Plaza • Suite 830 • New York, New York • 10001

Phone 646.442.4845 • Fax 646.349.5200 • www.marcumasia.com

APTORUM GROUP LIMITED
CONSOLIDATED BALANCE SHEETS

December 31, 2024 and 2023

(Stated in U.S. Dollars, except for number of shares)

	December 31, 2024	December 31, 2023
ASSETS
Current assets:
Cash and cash equivalents	$874,238	$2,005,351
Accounts receivable	—	47,709
Amounts due from related parties, net	—	961
Other receivables and prepayments	85,316	422,071
Total current assets	959,554	2,476,092
Property and equipment, net	—	1,663,926
Operating lease right-of-use assets, net	—	182,057
Long-term investments, net	15,098,846	16,098,846
Intangible assets, net	—	147,347
Long-term deposits	71,823	71,823
Total Assets	$16,130,223	$20,640,091

LIABILITIES AND EQUITY

LIABILITIES
Current liabilities:
Amounts due to related parties	$79,644	$79,180
Accounts payable and accrued expenses	918,611	1,894,341
Operating lease liabilities, current	102,225	125,232
Convertible notes to a related party	3,238,500	—
Total current liabilities	4,338,980	2,098,753
Operating lease liabilities, non-current	14,182	99,485
Convertible notes to a related party	—	3,058,500
Total Liabilities	$4,353,162	$5,256,738

Commitments and contingencies		—

EQUITY
Class A Ordinary Shares ($0.00001 par value, 9,999,996,000,000 shares authorized, 3,811,823 shares issued and outstanding as of December 31, 2024; 2,937,921 shares issued and outstanding as of December 31, 2023)	$37	$31
Class B Ordinary Shares ($0.00001 par value; 4,000,000 shares authorized, 1,796,934 shares issued and outstanding as of December 31, 2024; 2,243,776 shares issued and outstanding as of December 31, 2023)	18	22
Additional paid-in capital	93,474,825	93,018,528
Accumulated other comprehensive income (loss)	89,162	(10,623)
Accumulated deficit	(72,429,528)	(68,161,722)
Total equity attributable to the shareholders of Aptorum Group Limited	21,134,514	24,846,236
Non-controlling interests	(9,357,453)	(9,462,883)
Total equity	11,777,061	15,383,353
Total Liabilities and Equity	$16,130,223	$20,640,091

See accompanying notes to the consolidated financial statements.

APTORUM GROUP LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

For Years Ended December 31, 2024, 2023 and 2022

(Stated in U.S. Dollars, except for number of shares)

	Year Ended December 31, 2024	Year Ended December 31, 2023	Year Ended December 31, 2022
Revenue
Healthcare services income	$—	$431,378	$1,295,889

Operating expenses
Cost of healthcare services	—	(420,812)	(1,215,824)
Research and development expenses	(2,195,161)	(5,198,329)	(9,219,595)
General and administrative fees	(669,486)	(1,930,637)	(5,220,405)
Legal and professional fees	(803,285)	(2,538,161)	(2,888,140)
Other operating expenses	(272,609)	(1,067,690)	(261,038)
Total operating expenses	(3,940,541)	(11,155,629)	(18,805,002)

Other (expense) income, net
Loss on investments in marketable securities, net	—	(9,266)	(134,134)
Unrealized gain from fair value change of the long-term investments, net	—	6,431,088	6,108,872
Impairment loss of long-term investment	(1,000,000)	(77,200)	(520,821)
Interest (expense) income, net	(146,924)	(121,145)	146,588
Gain on disposal of subsidiaries	703	—	—
Government subsidies	928,461	123,015	335,499
Sundry income	564	36,784	48,007
Total other (expense) income, net	(217,196)	6,383,276	5,984,011

Net loss	(4,157,737)	(4,340,975)	(11,525,102)
Net (loss) income attributable to non-controlling interests	(110,069)	1,516,328	1,725,542
Net loss attributable to Aptorum Group Limited	$(4,267,806)	$(2,824,647)	$(9,799,560)

Net loss per share attributable to Aptorum Group Limited
– Basic(1)	$(0.78)	$(0.62)	$(2.75)
– Diluted(1)	$(0.78)	$(0.62)	$(2.75)

Weighted-average shares outstanding
– Basic(1)	5,453,103	4,521,133	3,569,484
– Diluted(1)	5,453,103	4,521,133	3,569,484

Net loss	$(4,157,737)	$(4,340,975)	$(11,525,102)

Other comprehensive income (loss)
Exchange differences on translation of foreign operations	99,785	(44,430)	35,826
Other comprehensive income (loss)	99,785	(44,430)	35,826

Comprehensive loss	(4,057,952)	(4,385,405)	(11,489,276)
Comprehensive (income) loss attributable to non-controlling interests	(110,069)	1,516,328	1,725,542
Comprehensive loss attributable to the shareholders of Aptorum Group Limited	(4,168,021)	(2,869,077)	(9,763,734)

____________

(1)      All per share amounts and shares outstanding for all periods have been retroactively restated to reflect APTORUM GROUP LIMITED’s 1 for 10 reverse stock split, which was effective on January 23, 2023.

See accompanying notes to the consolidated financial statements.

APTORUM GROUP LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For Years Ended December 31, 2024, 2023 and 2022

(Stated in U.S. Dollars, except for number of shares)

	Class A Ordinary Shares		Class B Ordinary Shares		Additional Paid-in Capital Amount	Accumulated deficit Amount	Accumulated Other Comprehensive (loss) income Amount	Non- Controlling Interests Amount	Total Amount
	Shares(1)	Amount	Shares(1)	Amount
Balance, January 1, 2022	1,320,241	$13,202,408	2,243,776	$22,437,754	$43,506,717	$(55,537,515)	$(2,019)	$(6,101,223)	$17,506,122
Issuance of shares to non-controlling interest	—	—	—	—	52,024	—	—	(52,024)	—
Share-based compensation	—	—	—	—	1,646,999	—	—	—	1,646,999
Exercise of options	6,712	67,120	—	—	102,340	—	—	—	169,460
Exchange difference on translation of foreign operation	—	—	—	—	—	—	35,826	—	35,826
Net loss	—	—	—	—	—	(9,799,560)	—	(1,725,542)	(11,525,102)

Balance, December 31, 2022	1,326,953	$13,269,528	2,243,776	$22,437,754	$45,308,080	$(65,337,075)	$33,807	$(7,878,789)	$7,833,305
Adjustment for change of par value	—	(13,269,514)	—	(22,437,732)	35,707,246	—	—	—	—
Issuance of shares to non-controlling interest	—	—	—	—	67,766	—	—	(67,766)	—
Issuance of shares in exchange of share options and settlement of liabilities	70,430	1	—	—	3,078,195	—	—	—	3,078,196
Issuance of shares for share-based compensation	65,770	1	—	—	176,263	—	—	—	176,264
Issuance of shares	215,959	2	—	—	1,575,560	—	—	—	1,575,562
Share-based compensation	—	—	—	—	1,088,925	—	—	—	1,088,925
Conversion of convertible notes	1,250,000	13	—	—	5,999,987	—	—	—	6,000,000
Exercise of share options	791	—	—	—	16,506	—	—	—	16,506
Rounding up for reverse stock split	8,018	—	—	—	—	—	—	—	—
Exchange difference on translation of foreign operation	—	—	—	—	—	—	(44,430)	—	(44,430)
Net loss	—	—	—	—	—	(2,824,647)	—	(1,516,328)	(4,340,975)

Balance, December 31, 2023	2,937,921	31	2,243,776	22	93,018,528	(68,161,722)	(10,623)	(9,462,883)	15,383,353
Conversion of Class B Ordinary Shares to Class A Ordinary Shares	446,842	4	(446,842)	(4)	—	—	—	—	—
Exercise of options	427,060	2	—	—	451,658	—	—	—	451,660
Exchange difference on translation of foreign operation	—	—	—	—	—	—	99,785	—	99,785
Disposal of NCI					4,639			(4,639)	—
Net loss	—	—	—	—	—	(4,267,806)	—	110,069	(4,157,737)
Balance, December 31, 2024	3,811,823	37	1,796,934	18	93,474,825	(72,429,528)	89,162	(9,357,453)	11,777,061

____________

(1)      All per share amounts and shares outstanding for all periods have been retroactively restated to reflect APTORUM GROUP LIMITED’s 1 for 10 reverse stock split, which was effective on January 23, 2023.

See accompanying notes to the consolidated financial statements.

APTORUM GROUP LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
For Years Ended December 31, 2024, 2023 and 2022
(Stated in U.S. Dollars)

	Year Ended December 31, 2024	Year Ended December 31, 2023	Year Ended December 31, 2022
Cash flows from operating activities
Net loss	$(4,157,737)	$(4,340,975)	$(11,525,102)
Adjustments to reconcile net loss to net cash used in operating activities
Amortization and depreciation	255,046	1,125,254	1,207,510
Share-based compensation	—	1,265,189	1,646,999
Loss on investments in marketable securities, net	—	9,266	134,134
Unrealized gain from fair value change of the long-term investments, net	—	(6,431,088)	(6,108,872)
Impairment loss of long-term investment	1,000,000	77,200	520,821
(Gain) loss on disposal of long-lived assets	(58,621)	110,852	205,189
Impairment loss on long-lived assets	1,699,481	750,381	—
Allowance for credit loss of due from a related party	—	521,007	—
Write-off of prepayment and other receivables	45,677	62,369	—
Write-off of accounts receivable	6,280	—	—
Write-down of inventories	—	13,206	—
Gain on disposal of subsidiaries	(703)	—	—
Amortization of right-of-use assets	50,520	252,345	349,031
Interest income	—	—	(235,560)
Interest expense and accretion of convertible debts	180,000	45,266	87,537
Accretion of finance lease obligation	—	—	1,435
Reversal of deferred cash bonus	—	(1,646,228)	—

Changes in operating assets and liabilities
Accounts receivable	41,349	126,717	(95,704)
Inventories	—	14,516	8,053
Other receivables and prepayments	291,078	227,457	(29,856)
Long-term deposits	—	29,106	19,328
Amounts due from related parties	961	63,050	(46,349)
Amounts due to related parties	464	(8,524)	(6,805)
Accounts payable and accrued expenses	(422,705)	398,635	1,918,751
Operating lease liabilities	(120,824)	(389,365)	(369,505)
Net cash used in operating activities	(1,189,734)	(7,724,364)	(12,318,965)

Cash flows from investing activities
Purchases of property and equipment	—	(3,015)	(186,916)
Proceeds from disposal of property and equipment	58,621	15,385	—
Disposal of subsidiaries, net of cash disposed		—	—
Proceeds from sales of investment securities	—	93,215	—
Loan to a related party	—	(92,459)	(330,341)
Repayment of loan and interest from a related party	—	611,641	2,962,153
Net cash provided by investing activities	58,621	624,767	2,444,896
Cash flows from financing activities
Loan from related parties	—	2,500,000	500,000
Proceeds from issuance of subsidiaries shares	—	—	5,360

APTORUM GROUP LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)
For Years Ended December 31, 2024, 2023 and 2022
(Stated in U.S. Dollars)

	Year Ended December 31, 2024	Year Ended December 31, 2023	Year Ended December 31, 2022
Proceeds from issuance of Class A Ordinary Shares and warrants	—	1,575,562	—
Exercise of share options	—	16,506	169,460
Loan from a bank	—	—	3,000,000
Repayment of bank loan	—	(3,000,000)	—
Proceeds from issuance of convertible notes	—	3,000,000	3,000,000
Payment of finance lease obligations	—	—	(49,358)
Net cash provided by financing activities	—	4,092,068	6,625,462

Net decrease in cash and cash equivalents and restricted cash	(1,131,113)	(3,007,529)	(3,248,607)
Cash and cash equivalents and restricted cash – Beginning of year	2,005,351	5,012,880	8,261,487
Cash and cash equivalents and restricted cash – End of year	$874,238	$2,005,351	$5,012,880

Supplemental disclosures of cash flow information
Interest paid	$—	$94,108	$64,744
Income taxes paid	$—	$—	$—

Non-cash operating, investing and financing activities
Right-of-use assets obtained in exchange for new operating lease liabilities	$—	$338,525	$549,596
Convertible notes converted to Class A Ordinary Shares	$—	$6,000,000	$—
Settlement of deferred cash bonus by issuance of share options	$451,660	$3,078,196	$—

Reconciliation of cash and restricted cash
Cash and cash equivalents	$874,238	$2,005,351	$1,882,545
Restricted cash	—	—	3,130,335
Total cash and cash equivalents and restricted cash shown in the consolidated statements of cash flows	$874,238	$2,005,351	$5,012,880

See accompanying notes to the consolidated financial statements.

APTORUM GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Stated in U.S. Dollars)

1. ORGANIZATION

The consolidated financial statements include the financial statements of Aptorum Group Limited (the “Company”) and its subsidiaries. The Company and its subsidiaries are hereinafter collectively referred to as the “Group”.

The Company, formerly known as APTUS Holdings Limited and STRIKER ASIA OPPORTUNITIES FUND CORPORATION, is a company incorporated on September 13, 2010 under the laws of the Cayman Islands with limited liability.

The Company researches and develops life science and biopharmaceutical products within its wholly-owned subsidiary, Aptorum Therapeutics Limited, formerly known as APTUS Therapeutics Limited (“Aptorum Therapeutics”) and its indirect subsidiary companies.

Below summarizes the list of the major subsidiaries consolidated as of December 31, 2024:

Name	Incorporation date	Ownership	Place of incorporation	Principle activities
Aptorum Therapeutics Limited (“ATL”)	June 30, 2016	100%	Cayman Islands	Research and development of life science and biopharmaceutical products
APTUS MANAGEMENT LIMITED	May 16, 2017	100%	Hong Kong	Provision of management services to its holding company and fellow subsidiaries
Paths Innovations Limited	April 15, 2019	100%	Cayman Islands	Investment holding company
Paths Diagnostics Pte. Limited	June 5, 2019	75%	Singapore	Research and development of life science and biopharmaceutical products
Acticule Life Sciences Limited	June 30, 2017	80%	Cayman Islands	Research and development of life science and biopharmaceutical products

2. GOING CONCERN

The Group reported a net loss of $4,157,737 and net operating cash outflow of $1,189,734 for the year ended December 31, 2024. In addition, the Group had an accumulated deficit of $72,429,528 as of December 31, 2024. On January 2, 2025, the Group entered into a certain securities purchase agreement with certain non-affiliated institutional investors pursuant to which the Group sold 1,535,000 Class A Ordinary Shares of the Group, par value $0.00001 per share at a per share price of $2.00 in a registered direct offering, for gross proceeds of $3,070,000. The Group’s operating results for future periods are subject to numerous uncertainties and it is uncertain if the Group will be able to reduce or eliminate its net losses for the foreseeable future. If management is not able to generate significant revenues from its product candidates currently in development, the Group may not be able to achieve profitability. Successful transition to attaining profitable operations is dependent upon achieving a level of revenues adequate to support the Company’s cost structure. In connection with the Company’s assessment of going concern considerations in accordance with Financial Accounting Standard Board’s Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” management has determined that these conditions raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that these consolidated financial statements are issued.

If the Group is unable to generate sufficient funds to finance the working capital requirements of the Group within the normal operating cycle of a twelve-month period from the date of these consolidated financial statements are issued, the Group may have to consider supplementing its available sources of funds through the following sources:

•        other available sources of financing from banks and other financial institutions or private lender; and

•        equity financing.

APTORUM GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Stated in U.S. Dollars)

2. GOING CONCERN (cont.)

The Company can make no assurances that required financings will be available for the amounts needed, or on terms commercially acceptable to the Company, if at all. If one or all of these events does not occur or subsequent capital raises are insufficient to bridge financial and liquidity shortfall, there would likely be a material adverse effect on the Company and would materially adversely affect its ability to continue as a going concern.

The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Accordingly, the consolidated financial statements have been prepared on a basis that assumes the Group will continue as a going concern and which contemplates the realization of assets and satisfaction of liabilities and commitments in the ordinary course of business.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of presentation and consolidation

The consolidated financial statements of the Group are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the United Stated Securities and Exchange Commission (the “SEC”), and include the accounts of the Company, its direct and indirect wholly and majority owned subsidiaries. In accordance with the provisions of Accounting Standards Codification (“ASC”) 810, Consolidation, the Group also consolidate any variable interest entity (“VIE”) of which the Company is the primary beneficiary. The typical condition for a controlling financial interest ownership is holding a majority of the voting interests of an entity; however, a controlling financial interest may also exist in entities, such as VIEs, through arrangements that do not involve controlling voting interests. ASC 810 requires a variable interest holder to consolidate a VIE if that party has the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance and the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. The Group does not consolidate a VIE in which the Company has a majority ownership interest when we are not considered the primary beneficiary. The Company has determined that the Company is the primary beneficiary of the VIE (see Note 13, Variable Interest Entity). The Company evaluate its relationships with the VIE on an ongoing basis to determine whether it becomes the primary beneficiary. All material intercompany balances and transactions have been eliminated in preparation of the consolidated financial statements.

Non-controlling interests

Non-controlling interests are recognized to reflect the portion of the equity of majority-owned subsidiaries which are not attributable, directly or indirectly, to the controlling shareholder. Non-controlling interests are classified as a separate line item in the equity section of the Group’s consolidated balance sheets and have been separately disclosed in the Group’s consolidated statements of operations and comprehensive loss and consolidated statements of equity to distinguish the interests from that of the Group.

Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements as well as income and expenses during the reporting period. Actual results could differ from those estimates. There is no significant accounting estimate.

Foreign currency translation and transaction

USD is the reporting currency. The functional currency of subsidiaries in the Cayman Islands, Seychelles, Samoa and the United States are USD, the functional currency of subsidiaries in Hong Kong is Hong Kong Dollars (“HKD”), the functional currency of a subsidiary in Singapore is Singapore Dollars (“SGD”) and the functional currency of a

APTORUM GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Stated in U.S. Dollars)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

subsidiary in the United Kingdom is Great British Pound (“GBP”). An entity’s functional currency is the currency of the primary economic environment in which it operates, normally that is the currency of the environment in which it primarily generates and expends cash. The management considered various indicators, such as cash flows, market expenses, financing and inter-company transactions and arrangements in determining the Group’s functional currency.

In the consolidated financial statements, the financial information of the Company and its subsidiaries, which use HKD, SGD and GBP as their functional currency, has been translated into USD. Assets and liabilities are translated from each subsidiary’s functional currency at the exchange rates on the balance sheet dates, equity amounts are translated at historical exchange rates, and revenues, expenses, gains, and losses are translated using the average exchange rates for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income or loss in the consolidated statements of operations and comprehensive income or loss.

Cash and cash equivalents

Cash and cash equivalents consists of cash on hand, bank deposits and time deposits with an original maturity of three months or less at the date of purchase.

Accounts receivable and amounts due from related parties

Accounts receivable and amounts due from related parties are stated at the original amount less an allowance for credit losses, if any, based on a review of all outstanding amounts at period end. An allowance is estimated in accordance with ASC Topic 326, Credit Losses and records the allowance for credit losses as an offset to accounts receivable or amounts due from related parties, and the expected credit losses charged to the allowance is included in other operating expenses in the consolidated statements of operations and comprehensive loss. In determining expected credit losses, the Group considers the historical level of credit losses, current economic trends, and reasonable and supportable forecasts that affect the collectability of the future cash flows. As of December 31, 2024 and 2023, $522,191 and $521,007 allowance for credit losses were made.

Inventories

Inventories are stated at lower of cost and net realizable value. Cost is determined using the weighted average method.

Where there is evidence that the utility of inventories, in their disposal in the ordinary course of business, will be less than cost, whether due to physical deterioration, obsolescence, changes in price levels, or other causes, the inventories are written down to net realizable value. During the years ended December 31, 2024, 2023 and 2022, the write-down of inventories were $nil, $13,206 and $nil respectively.

Long-term investments, net

The Group’s long-term investments consist of equity method investment in common stocks and non-marketable investments in non-redeemable preferred shares of privately-held companies that are not required to be consolidated under the variable interest or voting models. Long-term investments are classified as non-current assets on the consolidated balance sheets as those investments do not have stated contractual maturity dates.

Non-marketable investments

The non-marketable equity securities not accounted for under the equity method are measured at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer. Adjustments are determined primarily based on a market approach as of the transaction date. The Group also makes a qualitative assessment of whether the investment is impaired at each reporting

APTORUM GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Stated in U.S. Dollars)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

date. If a qualitative assessment indicates that the investment is impaired, the Group has to estimate the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, the Group recognizes an impairment loss in earnings equal to the difference between the carrying value and fair value.

Equity method investment — Fair value option

The Group elects the fair value option for an investment that would otherwise be accounted for using the equity method of accounting. Such election is irrevocable and is applied on an investment by investment basis at initial recognition. The fair value of such investments is based on quoted prices in an active market, if any, or recent orderly transactions for identical or similar investment of the same issuer. Changes in the fair value of these equity method investments are recognized in other income (expenses), net in the consolidated statements of operations and comprehensive loss.

Fair value measurement

Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact its business, and it considers assumptions that market participants would use when pricing the asset or liability.

As a basis for considering such assumptions, a three-tier fair value hierarchy prioritizes the inputs utilized in measuring fair value as follows:

•        Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

•        Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

•        Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The hierarchy requires the Group to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The Group has estimated the fair value amounts of its financial instruments using the available market information and valuation methodologies considered to be appropriate and has determined that the carrying value of the Group’s cash, other receivables and prepayments, amounts due from/to related parties, accounts payable and accrued expenses, and convertible notes to a related party as of December 31, 2024 and 2023 approximate fair value due to the short-term nature of these assets and liabilities.

Property and equipment, net

Property and equipment, net, is stated at cost less accumulated depreciation and impairment losses. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its existing use. Maintenance, repairs and betterments, including replacement of minor items, are charged to expense; major additions to physical properties are capitalized.

APTORUM GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Stated in U.S. Dollars)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Assets under construction are stated at cost less impairment losses. Cost comprises of cost of laboratory equipment delivered but not ready to be used, together with interest expense capitalized during the period of construction or installation and testing. Capitalization of these costs ceases and the asset concerned is transferred to the appropriate fixed assets category when substantially all the activities necessary to prepare the asset for its intended use are completed.

Depreciation of property and equipment is provided using the straight-line method over their estimated useful lives:
Computer equipment	3 years
Furniture, fixture, and office and medical equipment	5 years
Leasehold improvements	Shorter of the remaining lease terms or 5 years
Laboratory equipment	5 years
Motor vehicle	5 years

Upon sale or disposal, the applicable amounts of asset cost and accumulated depreciation are removed from the accounts and the net amount less proceeds from disposal is charged or credited to operating expenses.

Intangible assets, net

Finite-lived intangible assets are carried at cost less accumulated amortization and impairment if any. The finite intangible assets are amortized over their estimated useful life, which is the period over which the assets are expected to contribute directly or indirectly to the future cash flows of the Group.

The Group’s intangible assets mainly consist of computer software and is amortized over its useful life. The estimated useful life is generally 5 years. The Group will reassess the remaining useful life on annual basis.

Impairment of long-lived assets

The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group compares the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss, which is the excess of carrying amount over the fair value of the assets, using the expected future discounted cash flows.

Convertible notes

The Group evaluates and accounts for conversion options embedded in convertible notes in accordance with ASC 815 “Derivatives and Hedging Activities”.

Applicable GAAP requires companies to bifurcate conversion options from their host instruments and account for them as derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under other GAAP with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument.

APTORUM GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Stated in U.S. Dollars)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Group accounts for the convertible notes as a single unit of account, unless the conversion feature requires bifurcation and recognition as derivatives. Additionally, the Group uses the if-converted method for all convertible instruments in the diluted earnings per share calculation and include the effect of potential share settlement for instruments that may be settled in cash or shares.

Operating leases

At the inception of a contract, the Group determines if the arrangement is, or contains, a lease. Operating lease liabilities are recognized at lease commencement based on the present value of lease payments over the lease term. Operating lease right-of-use assets are initially measured at cost, which comprises the initial amount of the lease liability adjusted for lease payments made at or before the lease commencement date, plus any initial direct costs incurred and less any lease incentives received. As the rate implicit in the lease cannot be readily determined, the Group uses incremental borrowing rate at the lease commencement date in determining the imputed interest and present value of lease payments. The incremental borrowing rate is determined based on the rate of interest that the Group would have to pay to borrow an amount equal to the lease payments on a collateralized basis over a similar term in a similar economic environment. The lease term for all of the Group’s leases includes the non-cancellable period of the lease plus any additional periods covered by either a Group’s option to extend (or not to terminate) the lease that the Group is reasonably certain to exercise, or an option to extend (or not to terminate) the lease controlled by the lessor. For operating leases, the Group recognizes a single lease cost on a straight-line basis over the remaining lease term.

The Group has elected not to recognize right-of-use assets or lease liabilities for leases with an initial term of 12 months or less and the Group recognizes lease expense for these leases on a straight-line basis over the lease terms.

Warrants

In connection of the issuance of Class A Ordinary Shares, the Company may issue warrants to purchase Class A Ordinary Shares. Warrants classified as equity are initially recorded at fair value and subsequent changes in fair value are not recognized.

Revenue recognition

Revenues are derived from healthcare services rendered to patients for healthcare consultation and medical treatment. Revenue is reported at the amount that reflects the consideration to which the Group expects to be entitled in exchange for providing healthcare services.

The Group recognizes revenue as its performance obligations are completed. Healthcare services are treated as a single performance obligation satisfied at a point in time because the performance obligations are generally satisfied over a period of less than one day.

Cost of healthcare services

Cost of healthcare services rendered represents cost in relation to the medical services provided including the compensation of the physicians, cost of pharmaceutical supplies and medicine and write-down of inventories.

Research and development expenses

Research and development costs are expensed as incurred. Research and development expenses are comprised of costs incurred in performing research and development activities, including amortization of the patent license, depreciation of laboratory equipment, costs of engaging external consultants, advisors and contracted research organization to conduct preclinical development activities and trials, payroll expenses to research and development staff, sponsored research expenses to universities and research institutions, and impairment of patent license and laboratory equipment.

APTORUM GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Stated in U.S. Dollars)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Government Subsidies

The Company’s subsidiaries received government subsidies from certain local governments. The Company’s government subsidies consisted of specific subsidies that are subsidies from the local government for a specific purpose, such as subsidies for research and development. The Company recorded specific subsidies as other income which is included in the consolidated statements of income upon receipt as further performance by the Company is not required. The government subsidies were approximately $0.9 million, $0.1 million and $0.3 million for the years ended December 31, 2024, 2023 and 2022, respectively.

Share-based compensation

The Group uses the fair value method of accounting for the share options granted to directors, employees, external consultants and advisors to measure the cost services received in exchange for the share based awards. The fair value of share option awards with only service condition is estimated on the grant or offering date using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model requires inputs such as the risk-free interest rate, expected term and expected volatility. These inputs are subjective and generally require significant judgment. The resulting cost is recognized over the period during which a director, employee, external consultant or advisor is required to provide service in exchange for the awards, usually the vesting period, which is generally from 9.5 months to 21.5 months. Share-based compensation expense is recognized on a graded vesting basis, net of actual forfeitures in the period.

Share-based compensation expense is recorded in cost of healthcare services, research and development expenses, general and administrative fees and legal and professional fees in the consolidated statements of operations and comprehensive loss.

In accordance with ASC 718, modifications to stock-based awards are accounted for as exchanges of the original awards for new awards. The incremental fair value, which is the difference between the fair value of the modified award and the original award immediately before modification, is measured at the modification date. This incremental fair value is recognized immediately as compensation cost for vested awards. For unvested awards, the incremental compensation cost, along with any remaining unrecognized compensation cost of the original award, is recognized over the remaining requisite vesting period.

Income taxes

The Group accounts for income taxes under the asset and liability method. Under this method, deferred income taxes are determined based on differences between the financial carrying amounts of existing assets and liabilities and their tax bases. Income taxes are provided for in accordance with the laws of the relevant taxing authorities.

A valuation allowance is provided for deferred tax assets if it is more likely than not that these items will either expire before the Group is able to realize their benefits, or that future deductibility is uncertain. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

Uncertain tax positions

The Group accounts for uncertainty in income taxes using a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. Interest and penalties related to uncertain tax positions are recognized and recorded as necessary in the provision for income taxes. The Group recognizes interest on non-payment of income taxes and penalties associated with tax positions when a tax position does not meet more likely than not thresholds be sustained under examination. The tax returns of the Group’s Hong Kong subsidiaries are subject

APTORUM GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Stated in U.S. Dollars)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

to examination by the relevant tax authorities. According to the Hong Kong Inland Revenue Department, the statute of limitation is six years if any company chargeable with tax has not been assessed or has been assessed at less than the proper amount, the statute of limitation is extended to ten years if the underpayment of taxes is due to fraud or willful evasion. According to United Kingdom, Singapore, the United States, Canada and Ireland tax rule, trading losses are available to be carried forward indefinitely. The Group did not have any material interest or penalties associated with tax positions for the years ended December 31, 2024, 2023 and 2022, and did not have any significant unrecognized uncertain tax positions as of December 31, 2024 and 2023. The Group does not believe that its assessment regarding unrecognized tax benefits will materially change over the next twelve months.

Comprehensive income or loss

Certain changes in assets and liabilities are reported as separate components of the equity section of the consolidated balance sheets, such items, along with net income or loss, are components of comprehensive income or loss. The components of other comprehensive income or loss consist of exchange differences on translation of foreign operations.

Net income or loss per share

Basic net income or loss per share is computed by dividing net income or loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Diluted net income or loss per share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. Potential dilutive securities are excluded from the calculation of diluted loss per share in loss periods as their effect would be anti-dilutive.

Segment reporting

The Group uses the management approach to determine operating segment. The management approach considers the internal organization and reporting used by the Group’s chief operating decision maker (‘‘CODM’’) for making decisions, allocation of resource and assessing performance.

The Group operates and manages its business as a single operating and reportable segment. The Group’s CODM has been identified as the Chief Executive Officer who reviews the consolidated net income (loss) when making decisions about allocating resources and assessing performance of the Group. Significant segment expenses are the same as these presented under the operating costs and expenses in the consolidated statements of operations, and the difference between net revenue less the significant segment expenses and consolidated net income are the other segment items. The CODM reviews and utilizes these financial metrics together with non-financial metrics to make operation decisions, such as the determination of the fee rate at which the Company charges for its services and the allocation of budget between operating costs and expense.

The Group’s long-lived assets are substantially all located in Hong Kong and substantially all of the Group’s revenues are derived from within Hong Kong. Therefore, no geographical segments are presented.

Concentration of credit risk

Financial assets which potentially subject the Group to concentrations of credit risk consist principally of bank deposits and balances.

The Group takes on exposure to credit risk on cash balances majority held with HSBC for the purposes of payments of Group expenses. The risk of default is considered minimal as the Group considers HSBC is well established with high credit rating.

APTORUM GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Stated in U.S. Dollars)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Recently adopted accounting pronouncements

In November 2023, the FASB issued ASU No. 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures”, which amends and enhances the disclosure requirements for reportable segments. All disclosure requirements under this standard will also be required for public entities with a single reportable segment. This new standard became effective for fiscal years beginning after December 15, 2023 and for interim periods within fiscal years beginning after December 15, 2024. The Group adopted this standard in the year ended December 31, 2024, which did not have a material impact on the consolidated financial statements and related disclosures.

Recently issued accounting standards which have not yet been adopted

In December 2023, the FASB issued Accounting Standards Update (ASU) 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which enhances the transparency and decision usefulness of income tax disclosures. The amendments address more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. The ASU also includes certain other amendments to improve the effectiveness of income tax disclosures. The amendments in this ASU are effective for public business entities for annual periods beginning after December 15, 2024 on a prospective basis. Early adoption is permitted. The Group is still evaluating the effect of the adoption of this guidance.

ASU No. 2024-03, Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”), was issued in November 2024, which requires disclosure in the notes to the financial statements, of disaggregated information about certain costs and expenses that are included in expense line items on the face of the income statement. The requirements of ASU 2024-03 are effective for fiscal years beginning after December 15, 2026 and interim periods within fiscal years beginning after December 15, 2027 with early adoption permitted. The Company is currently evaluating the impact, if any, that the adoption of this standard will have on its Consolidated Financial Statements and disclosures.

The Group does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material impact on the consolidated financial statements.

4. REVENUE

During the second quarter of 2023, the Group made a decision to streamline its operations by terminating clinic services and suspending non-lead R&D projects. No revenue was generated for the year ended December 31, 2024.

For the years ended December 31, 2023 and 2022, all revenue came from provision of healthcare services in Hong Kong.

5. LONG-TERM INVESTMENT AND FAIR VALUE MEASUREMENT

As of December 31, 2024, the Group’s long-term investment consists of non-marketable investments with carrying value of $15,098,846 and equity method investment at fair value option with carrying value of $nil.

As of December 31, 2023, the Group’s long-term investment consists of non-marketable investments with carrying value of $16,098,846 and equity method investment at fair value option with carrying value of $nil.

Non-marketable investments

The Group’s non-marketable investments are investments in privately held companies without readily determinable fair values. The carrying value of the non-marketable investments are adjusted based on price changes from observable transactions of identical or similar securities of the same issuer (referred to as the measurement alternative) or for impairment if the carrying amount of the non-marketable investments may not be fully recoverable. Any changes in carrying value are recorded within other income (expenses), net in the consolidated statements of operations and comprehensive loss.

APTORUM GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Stated in U.S. Dollars)

5. LONG-TERM INVESTMENT AND FAIR VALUE MEASUREMENT (cont.)

The following is a summary of annual upward or downwards adjustments and impairment recorded in other income (expenses), net, and included as adjustments to the carrying value of non-marketable investments held as of December 31, 2024, 2023 and 2022 based on the observable price in an orderly transaction for the same or similar security of the same issuers:

	Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022
Upward adjustments	$—	$6,431,088	$6,108,872
Downward adjustments	—	—	—
Impairment	(1,000,000)	—	(520,821)
Total unrealized (loss) gain from fair value change of non-marketable investments, net	$(1,000,000)	$6,431,088	$5,588,051

The Group holds 622,600 preferred stock of Alzheon, Inc. (“Alzheon”) with initial cost of $2.6 million. Pursuant to ASC 321-10-35-2, as the investment in Alzheon lacks readily determinable fair values, the Group elects to account for this investment using the measurement alternative. For the year ended December 31, 2024, 2023 and 2022, re-measurement gain amounted to $nil, $6,431,088 and $6,108,872, have been made to the investment in Alzheon according to the most recent transaction price which were deemed as observable price changes in orderly transactions for the identical or similar investment of the same issuer. The carrying value of the investment with Alzheon was $15,098,846 and $ 16,098,846 as of December 31, 2024 and 2023, respectively.

The Group recorded $1 million and $0.5 million impairment for two investments the year ended December 31, 2024 and 2022 since the Group considered the investees’ ability to continue as a going concern and the investment is not recoverable. The carrying value of these two investments was $nil and $1,000,000 as of December 31, 2024 and 2023, respectively

The Group did not sell any non-marketable investments or recorded any realized gains or losses for the non-marketable investments measured at fair value on a non-recurring basis during the years ended December 31, 2024, 2023 and 2022.

The following table summarizes the total carrying value of the non-marketable investments held as of December 31, 2024 and 2023 including cumulative unrealized upward and downward adjustments and impairment made to the initial cost basis of the investments:

	December 31, 2024	December 31, 2023
Initial cost basis	$4,079,707	$4,079,707
Upward adjustments	12,539,960	12,539,960
Downward adjustments	—	—
Impairment	(1,520,821)	(520,821)
Total carrying value at the end of the year	$15,098,846	$16,098,846

The Group did not transfer any non-marketable investments into marketable securities for the years ended December 31, 2024 and 2023.

For the years ended December 31, 2024 and 2023, one of the non-marketable investments with initial cost of $2.6 million and had $15.1 million carrying value was pledged for a convertible note issued to a related party (Note 15).

Equity method investment, fair value option

In December 2021, one of the Group’s subsidiaries, Libra Sciences Limited (“Libra”, formerly known as Aptorum Pharmaceutical Development Limited), issued Class A and Class B ordinary shares to various parties in exchange of licenses or cash. Each Class A share of Libra is entitled to 1 vote while each Class B share of Libra is

APTORUM GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Stated in U.S. Dollars)

5. LONG-TERM INVESTMENT AND FAIR VALUE MEASUREMENT (cont.)

entitled to 10 votes. Upon the share issuance, the Group was holding 97.27% economic interest and 31.51% voting power in Libra. The Group lost the controlling interest in Libra because it was transferred to a third party, and therefore deconsolidated Libra. However, the Group still owns 97.27% economic interest and 31.51% voting power, which is deemed as having significant influence over Libra. As a result, the Group’s investment in Libra is subject to the equity method of accounting. The Group assessed that the fair value option can better reflect the true value of Libra. Pursuant to ASC 825 — Financial Instruments (“ASC 825”), the Group elected to apply the fair value option for its investments in Libra and will remeasure its investments in Libra at fair value every reporting period. For the year ended December 31, 2023, the Group has determined that the carrying value of the investment is not recoverable and this condition is determined to be other-than-temporary. Consequently, an impairment for the investment of nil and $77,200 has been recognized as of December 31, 2024 and 2023.

The Company’s involvement with Libra includes equity ownership as mentioned in above and also amounts due from Libra as disclosed in note 12. The primary risks associated with this involvement include potential financial losses due to Libra’s operational performance or inability to generate sufficient cash flows. The Company’s maximum exposure to loss resulting from its involvement with Libra is nil for the year ended December 31, 2024 and $961 for the year ended December 31, 2023 which was the amount due from Libra.

Assets Measured at Fair Value on a Recurring Basis

The assets and liabilities carried at fair value measured on a recurring basis as of December 31, 2024 and 2023 were $nil and $nil respectively.

For the year ended December 31, 2024, there was no movement in Level 3 assets measured and recorded at fair value on a recurring basis. The following is a reconciliation of Level 3 assets measured and recorded at fair value on a recurring basis during the years ended December 31, 2023.

Common Stock
Balance at January 1, 2023	$77,200
Impairment	(77,200)
Balance at December 31, 2023	$—

For the year ended December 31, 2023, an impairment loss relating to an equity method investment amounted to $77,200, was recorded in other expenses, net, as the Group considered that the carrying amount of the equity method investment may not be recoverable, and this condition is determined to be other-than-temporary.

6. OTHER RECEIVABLES AND PREPAYMENTS

Other receivables and prepayments as of December 31, 2024 and 2023 consisted of:

	December 31, 2024	December 31, 2023
Prepaid research and development expenses	$—	$185,633
Prepaid insurance	17,794	33,815
Prepaid service fee	50,538	46,303
Rental deposits	4,206	102,109
Prepaid rental expenses	—	15,683
Other receivables	4,545	22,275
Other deposits	8,233	16,253
	$85,316	$422,071

For the year ended December 31, 2024 and 2023, the Group considered certain other receivables and prepayments were not recoverable and recorded write-off of other receivables and prepayments of $45,677 and $62,369, respectively.

APTORUM GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Stated in U.S. Dollars)

7. PROPERTY AND EQUIPMENT, NET

Property and equipment as of December 31, 2024 and 2023 consisted of:

	December 31, 2024	December 31, 2023
Computer equipment	$69,291	$81,138
Furniture, fixture, and office and medical equipment	32,435	150,292
Leasehold improvements	108,187	543,975
Laboratory equipment	4,335,722	4,336,764
Motor vehicle	239,093	239,093
	4,784,728	5,351,262
Less: accumulated depreciation and impairment	4,784,728	3,687,336
Property and equipment, net	$—	$1,663,926

Depreciation expenses for property, plant and equipment amounted to $235,827, $1,041,234 and $1,092,957 for the years ended December 31, 2024, 2023 and 2022, respectively.

For the year ended December 31, 2024, an impairment loss relating to laboratory equipment, computer equipment, and furniture, fixture, and office equipment amounted to $1,421,782 and $5,520 were recorded in research and development expenses and other operating expenses, respectively, as the Group considered that the carrying amount of these property and equipment may not be recoverable. For the year ended December 31, 2023, an impairment loss relating to the office and medical equipment, and computer equipment related to the Hong Kong healthcare services amounted to $28,128, was recorded in other operating expenses, as the Group considered that, with the termination of the healthcare services, the carrying amount of these property and equipment are not recoverable and are fully impaired. For the years ended December 31, 2022, no impairment loss was recorded.

For the year ended December 31, 2024, the Group recorded $58,621 gain on disposal of medical equipment in other operation expenses. For the year ended December 31, 2023, the Group recorded $79,822 of loss on disposal of laboratory equipment, and furniture, fixture, and office and medical equipment in other operating expenses. For the year ended December 31, 2022, no gain or loss on disposal was recorded.

8. INTANGIBLE ASSETS, NET

	December 31, 2024	December 31, 2023
Gross carrying amount
Prepaid patented licenses	$200,000	$728,205
Computer software	223,858	223,858
	423,858	952,063
Less: accumulated amortization and impairment
Prepaid patented licenses	200,000	728,205
Computer software	223,858	76,511
	423,858	804,716
Intangible assets, net
Prepaid patented licenses	—	—
Computer software	—	147,347
Intangible assets, net	$—	$147,347

As of December 31, 2022, the Group has capitalized eight of the exclusive licenses, which includes seven patented technologies. Pursuant to the license agreements, the Group paid upfront payments and became the exclusive licensee to prosecute certain patents developed or licensed under the applicable agreements.

APTORUM GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Stated in U.S. Dollars)

8. INTANGIBLE ASSETS, NET (cont.)

For the year ended December 31, 2023, the Group terminated two of the licenses. For the year ended December 31, 2024, the Group terminated four of the licenses. The Group is in the process of terminating another license. The Group considered that the carrying amount of these intangible assets are not recoverable and are fully impaired. As a result, the Group recorded $519,496 impairment loss on intangible assets in research and development expenses for the year ended December 31, 2023. Besides, an impairment loss related to the computer software for Hong Kong healthcare services amounted to $128,128 was recorded in research and development expenses, and $1,841 was recorded in other operating expenses for the year ended December 31, 2024 and 2023, respectively.

For the year ended December 31, 2022, a loss on disposal of $205,189 related to a patented license was recognized in research and development expenses.

Prepaid patented licenses and computer software are finite-lived intangible assets which are amortized over their estimated useful life. Amortization expenses for finite-lived intangible assets amounted to $19,219, $84,020 and $114,553 for the years ended December 31, 2024, 2023 and 2022, respectively.

The Group does not expect any amortization expense related to its finite-lived intangible assets for the next five years and thereafter to be as follows as of December 31, 2024.

9. LONG-TERM DEPOSITS

Long-term deposits as of December 31, 2024 and 2023 consisted of:

	December 31, 2024	December 31, 2023
Rental deposits	$71,823	$71,823
	$71,823	$71,823

10. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses as of December 31, 2024 and 2023 consisted of:

	December 31, 2024	December 31, 2023
Deferred bonus and salaries payable	$—	$451,660
Research and development expenses payable	778,205	1,162,155
Professional fees payable	127,031	175,324
Cost of healthcare services payable	—	61,826
Insurance expenses payable	—	27,463
Others	13,375	15,913
	$918,611	$1,894,341

On March 31, 2023, the Group entered into exchange agreements and cancelled 177,667 existing vested and unvested share options held by related parties option holders and cancelled its obligations for deferred cash bonus payables of $3.1 million by granting 403,820 share options with 6 months vesting period (see Note 17). The settlement of obligations of $3.1 million deferred cash bonus payables was deemed as capital contribution from related parties and was credited to additional paid-in capital.

On March 31, 2023, the Group entered into exchange agreements and cancelled 70,428 existing vested and unvested share options held by non-related parties option holders and cancelled its obligations for deferred cash bonus payables of $1.6 million by issuance of 70,430 fully vested Class A Ordinary Shares (see Note 16). The reversal of deferred cash bonus payables for $1.0 million and $0.6 million was credited to research and development expenses and general and administrative fees, respectively.

APTORUM GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Stated in U.S. Dollars)

11. INCOME TAXES

The Company and its subsidiaries file tax returns separately.

Income taxes

Cayman Islands:    under the current laws of the Cayman Islands, the Company and its subsidiaries in the Cayman Islands are not subject to taxes on their income and capital gains.

Hong Kong:    in accordance with the relevant tax laws and regulations of Hong Kong, a company registered in Hong Kong is subject to income taxes within Hong Kong at the applicable tax rate on taxable income. In March 2018, the Hong Kong Government introduced a two-tiered profit tax rate regime by enacting the Inland Revenue (Amendment) (No.3) Ordinance 2018 (the “Ordinance”). Under the two-tiered profits tax rate regime, the first $2 million of assessable profits of qualifying corporations is taxed at 8.25% and the remaining assessable profits at 16.5%. The Ordinance is effective from the year of assessment 2018-2019. According to the policy, if no election has been made, the whole of the taxpaying entity’s assessable profits will be chargeable to Profits Tax at the rate of 16.5% or 15%, as applicable. Because the preferential tax treatment is not elected by the Group, all the subsidiaries registered in Hong Kong are subject to income tax at a rate of 16.5%. The subsidiaries registered in Hong Kong did not have assessable profits that were derived Hong Kong during the years ended December 31, 2024, 2023 and 2022. Therefore, no Hong Kong profit tax has been provided for in the periods presented. Our returns for 2018 and subsequent tax years remain subject to examination by Hong Kong Inland Revenue Department.

United Kingdom:    in accordance with the relevant tax laws and regulations of United Kingdom, a company registered in the United Kingdom is subject to income taxes within United Kingdom at the applicable tax rate on taxable income. All the United Kingdom subsidiaries that are not entitled to any tax holiday were subject to income tax at a rate of 19%. The subsidiary in United Kingdom did not have assessable profits that were derived from United Kingdom during the years ended December 31, 2024, 2023 and 2022. Therefore, no United Kingdom profit tax has been provided for in the periods presented. Our returns for 2020 and subsequent tax years remain subject to examination by the UK tax authority.

Singapore:    in accordance with the relevant tax laws and regulations of Singapore, a company registered in the Singapore is subject to income taxes within Singapore at the applicable tax rate on taxable income. All the Singapore subsidiaries that are not entitled to any tax holiday were subject to income tax at a rate of 17%. The subsidiary in Singapore did not have assessable profits that were derived from Singapore during the years ended December 31, 2024, 2023 and 2022. Therefore, no Singapore profit tax has been provided for in the periods presented. Our returns for 2020 and subsequent tax years remain subject to examination by the Singapore tax authority.

United States (Nevada):    in accordance with the relevant tax laws and regulations of the United States, a company registered in the United States is subject to income taxes within the United States at the applicable tax rate on taxable income. All the United States subsidiaries in Nevada that are not entitled to any tax holiday were subject to income tax at a rate of 21%. The subsidiary in the United States did not have assessable profits that were derived from the United States during the years ended December 31, 2024, 2023 and 2022. Therefore, no United States profit tax has been provided for in the periods presented. Our returns for 2021 and subsequent tax years remain subject to examination by Internal Revenue Service.

The components of the provision for Income taxes expenses are:

	Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022
Current	$—	$—	$—
Deferred	—	—	—
Total income taxes expense	$—	$—	—

APTORUM GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Stated in U.S. Dollars)

11. INCOME TAXES (cont.)

The reconciliation of income taxes expenses computed at the Hong Kong statutory tax rate applicable to income tax expense is as follows:

	Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022
Net loss before tax	$(4,157,737)	$(4,340,975)	$(11,525,102)
Provision for income tax benefit at Hong Kong statutory income tax rate (16.5%)	(686,027)	(716,261)	(1,901,642)
Impact of different tax rates in other jurisdictions	(10,814)	(16,272)	(263,787)
Non-taxable income	(5,477)	(1,071,774)	(907,495)
Non-deductible expenses	195	98,704	—
Change in valuation allowance	702,123	1,705,603	3,072,924
Effective income tax expense	$—	$—	$—

Deferred tax asset, net

Deferred tax assets and deferred tax liabilities reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purpose and the tax bases used for income tax purpose. The following represents the tax effect of each major type of temporary difference.

	December 31, 2024	December 31, 2023
Deferred tax asset:
Tax loss carry forward	$15,107,318	$16,956,748
Share-based payment expenses	—	229,126
Depreciation and amortization	128,896	128,866
Impairment loss on assets	537,830	92,416
Total Deferred tax asset	15,774,044	17,407,156
Valuation allowance	(15,774,044)	(17,407,156)
Deferred tax asset, net of valuation allowance	$—	$—

As of December 31, 2024 and 2023, the Group had net operating loss carry-forwards of $91,436,307 and $102,367,435, respectively, including its Hong Kong, Singapore, the United States, and the United Kingdom operations, which are available to reduce future taxable income and have an unlimited carryover period. For the year ended December 31, 2024, there was no tax loss carried forward expired, while tax loss brought forward of $13,854,614 was cancelled due to the disposal of various subsidiaries.

Valuation allowance was provided against deferred tax assets in entities where it was determined, it was more likely than not that the benefits of the deferred tax assets will not be realized. The Group had deferred tax assets which consisted of tax loss carry forward, which can be carried forward to offset future taxable income. The Group maintains a full valuation allowance on its net deferred tax assets. The management determines it is more likely than not that all of its deferred tax assets will not be utilized.

Changes in valuation allowance are as follows:

	Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022
Balance as of January 1	$17,407,156	$15,705,088	$12,632,164
Additions	702,123	1,705,603	3,072,924
Disposal	(2,335,235)	(3,535)	—
Balance as of December 31	$15,774,044	$17,407,156	$15,705,088

APTORUM GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Stated in U.S. Dollars)

12. RELATED PARTY BALANCES AND TRANSACTIONS

The following is a list of a director and related parties to which the Group has transactions with:

(a)     Ian Huen, the Chief Executive Officer and Executive Director of the Group since November 2023. He was a Non-executive Director from June 2022 to November 2023. Before June 2022, he was the Chief Executive Officer and Executive Director;

(b)     Jurchen Investment Corporation, the holding company and an entity controlled by Ian Huen;

(c)     CGY Investment Limited, an entity owns more than 10% voting interest of the Group before April 2024;

(d)    Aeneas Group Limited, an entity controlled by Ian Huen;

(e)     Aenco Technologies Ltd, an entity being 34.56% effectively owned by Ian Huen;

(f)     Aeneas Management Limited, an entity controlled by Ian Huen;

(g)    Talem Medical Group Limited, an entity which Clark Cheng was a director;

(h)    Libra Sciences Limited, an entity which was originally a wholly owned subsidiary of ATL. Since December 30, 2021, Libra has been turned into a related party to the Group due to the voting power owned by ATL is decreased to below 50% but more than 20%. (Note 13)

(i)     ACC Medical Limited, an entity controlled by Clark Cheng, a former Executive Director of the Group before November 30, 2023

(j)     Clark Cheng, a former Executive Director of the Group before November 30, 2023. After his resignation on November 30, 2023, he was no longer a related party of the Group.

(k)    Darren Lui, a former Executive Director of the Group before November 27, 2023. After his resignation on November 27, 2023, he was no longer a related party of the Group.

Amounts due from related parties, net

Amounts due from related parties consisted of the following as of December 31, 2024 and 2023:

	December 31, 2024	December 31, 2023
Current
Aeneas Management Limited	$—	$961
Libra Sciences Limited (Note b)	522,192	521,007
Allowance for credit loss	(522,192)	(521,007)
Total	$—	$961

Amounts due to related parties

Amounts due to related parties consisted of the following as of December 31, 2024 and 2023:

	December 31, 2024	December 31, 2023
Current
Aeneas Group Limited (Note a)	$79,180	$79,180
Ian Huen	464	—
	$79,644	$79,180

APTORUM GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Stated in U.S. Dollars)

12. RELATED PARTY BALANCES AND TRANSACTIONS (cont.)

	December 31, 2024	December 31, 2023
Convertible notes to a related party – Current
Jurchen Investment Corporation (Note 15)	$3,238,500	$—

Convertible notes to a related party – Non-current
Jurchen Investment Corporation (Note 15)	$—	$3,058,500

Related party transactions

Related party transactions consisted of the following for the years ended December 31, 2024, 2023 and 2022:

	Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022
Loan from related parties (Note a)
– Aeneas Group Limited	$—	$2,500,000	$500,000

Issuance of Convertible Note to related parties (Note 15)
– Jurchen Investment Corporation	$—	$3,000,000	$—
– Aenco Technologies Ltd	$—	$—	$3,000,000

Settlement of loan from a related party through issuance of Convertible Note (Note 15)
– Aeneas Group Limited	$—	$3,000,000	$—

Interest expenses (Note a and Note 15)
– Aeneas Group Limited	$—	$71,123	$8,110
– Jurchen Investment Corporation	$180,000	$58,500	$—
– Aenco Technologies Ltd	$—	$(13,234)	$13,234

Loan to related parties (Note b)
– Libra Sciences Limited	$—	$92,459	$330,341

Loan repayment and interest received from a related party (Note b)
– Talem Medical Group Limited	$—	$611,641	$2,962,153

Interest income (Note b)
– Talem Medical Group Limited	$—	$4,637	$164,600
– Libra Sciences Limited	$—	$8,963	$14,232

Consultant, secondment, management and administrative services fees (Note c)
– CGY Investments Limited	$—	$153,640	$268,102
– ACC Medical Limited	$—	$138,768	$209,626

Administrative management services (Note d)
– Libra Sciences Limited	$—	$9,615	$38,462

Healthcare services income
– Aeneas Management Limited	$—	$961	$1,282

APTORUM GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Stated in U.S. Dollars)

12. RELATED PARTY BALANCES AND TRANSACTIONS (cont.)

Note a:    On August 13, 2019, Aptorum Therapeutics Limited (“ATL”), a wholly owned subsidiary of the Company, entered into financing arrangements with Aeneas Group Limited, a related party, and Jurchen Investment Corporation, the ultimate parent of the Group, allowing ATL to access up to a total $15 million in line of credit debt financing. Both line of credits have originally matured on August 12, 2022. ATL and Aeneas Group Limited has mutually agreed to extend the line of credit arrangement further 3 years to August 12, 2025. The interest on the outstanding principal indebtedness is at the rate of 8% per annum. ATL may early repay, in whole or in part, the principal indebtedness and all interest accrued at any time prior to the maturity date without the prior written consent of the lender and without payment of any premium or penalty. As of the issuance date of this consolidated financial statements, the undrawn line of credit facility is $12 million.

Note b:    On November 17, 2021, ATL entered into a loan agreement with Talem Medical Group Limited (the “Borrower”). According to the loan agreement, ATL granted a loan of up to AUD4,700,000 for the Borrower for general working capital purposes of the Borrower and its subsidiaries. The loan is interest-bearing at a rate of 10% per annum and secured by the entire issued shares of Talem Medical Group (Australia) Pty Limited held by the Borrower. The loan is initially matured 6 months from the date of the first drawdown. The maturity date was extended for 6 months to the first extended maturity date, and further extended for another 6 months to the second extended maturity date. As of the date of the issuance of this consolidated financial statements, there is no outstanding balance from the Borrower following a repayment in February 2023.

On January 13, 2022, ATL entered a line of credit facility with Libra Sciences Limited to provide up to a total $1 million line of credit for its daily operation. The line of credit is originally matured on January 12, 2023, and is extended for additional 3 years. The interest on the outstanding principal indebtedness is at the rate of 10% per annum. ATL and Libra Science Limited mutually agreed to terminate the line of credit agreement effect as of March 31, 2023. All existing liabilities arising from the line of credit agreement shall remain enforceable and repayable on demand by ATL. As of the issuance date of this consolidated financial statements, $0.5 million is outstanding from Libra Sciences Limited. For the year ended December 31, 2024 and 2023, the Group has assessed that the amounts due from Libra Science Limited and its subsidiary are potentially unrecoverable, and an allowance for credit loss amounting to $1,184 and $521,007 has been recognized, respectively.

Note c:    CGY Investment Limited provided certain consultancy, advisory and management services to the Group on potential investment projects related to healthcare or R&D platforms. CGY Investment Limited is initially entitled to receive HK $104,000 (approximately $13,333) per calendar month plus reimbursement; such monthly service fee is adjusted to HK$171,200 (approximately US$21,949) with effect from March 1, 2022. In August 2023, CGY Investment Limited has agreed to suspended its monthly services fee from August 1, 2023. In November 2023, CGY Investment Limited and the Group reached a mutual agreement to terminate their contractual relationship.

ACC Medical Limited provided certain consultancy, advisory, and management services to the Group on clinic operations and other related projects for clinics’ business development. ACC Medical Limited is initially entitled to receive HK $101,542 (approximately $13,018) per calendar month plus reimbursement; such monthly service fee is adjusted to HK$143,200 (approximately US$18,359 per month) effective from March 1, 2022. During the year ended December 31, 2023 and 2022, ACC Medical Limited also received $28,615 and $23,275 one-off compensation respectively. The agreement was terminated on June 30, 2023.

Note d:    On January 1, 2022, Aptus Management Limited (“AML”), a wholly owned subsidiary of the Company, entered into an administrative management services agreement with Libra Sciences Limited. According to the agreement, AML will provide documentation and administrative services, include but are not limited to human resources and payroll administration, general secretarial and administrative support, and accounting and financial reporting services. AML is entitled to receive a fixed amount of services fees of HKD 25,000 (approximately $3,205) per calendar month with the original expiry date on December 31, 2023. AML and Libra Sciences Limited mutually agreed to terminate the administrative management service agreement effect as of March 31, 2023.

APTORUM GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Stated in U.S. Dollars)

12. RELATED PARTY BALANCES AND TRANSACTIONS (cont.)

Note e:    In accordance with mutual agreements reached with the board of directors, Mr. Clark Cheng and Mr. Ian Huen agreed to forgo their monthly remuneration effective July 1, 2023 until further notice. Moreover, Mr. Darren Lui consented to suspend his monthly remuneration from August 1, 2023 until further notice. Additionally, all independent non-executive directors consented to suspend their monthly remuneration from September 1, 2023 until further notice. Before the suspension of remuneration, Mr. Ian Huen, Mr. Clark Cheng, and Mr. Darren Lui had a monthly remuneration of $27,333, $6,410 and $6,667, respectively.

13. VARIABLE INTEREST ENTITY

The Company consolidates VIEs in which the Group has a variable interest and is determined to be the primary beneficiary. This determination is based on whether the Group has a variable interest (or combination of variable interests) that provides the Company with (a) the power to direct the activities that most significantly impact the VIE’s economic performance and (b) the obligation to absorb losses or right to receive benefits that could be potentially significant to the VIE. The Group continually reassesses whether it is the primary beneficiary of a VIE throughout the entire period the Group is involved with the VIE.

On December 30, 2021, three of the Group’s subsidiaries, Libra Sciences Limited (“Libra”, formerly known as Aptorum Pharmaceutical Development Limited), Mios Pharmaceuticals Limited (“Mios”) and Scipio Life Sciences Limited (“Scipio”), issued Class A and Class B ordinary shares to various parties; for each such entity, each Class A ordinary share is entitled to 1 vote and 1 share of economic benefit of the respective company, while each Class B ordinary share is entitled to 10 votes and 0.001 share of economic benefit of the respective company. Following such share issuances, the Group lost its majority voting rights in each of these three companies and only holds 48.33%, 48.39% and 48.36% economic interest in Libra, Mios and Scipio, respectively. However, the Group still holds a majority of each of these three company’s outstanding Class A ordinary shares and therefore will absorb/receive portions of these subsidiaries’ expected losses or residual returns. In addition, none of these three companies have sufficient equity to sustain its own activities, and they have two classes of ordinary shares which have different rights, benefits and obligations. We determined that all these three companies are variable interest entities (“VIE”). On December 31, 2021, Libra, Mios and Scipio further issued Class A ordinary shares to the Group in exchange of certain projects licenses. Upon these share issuances, the Group was holding 97.27% economic interest and 31.51% voting power in Libra, 97.93% economic interest and 36.17% voting power in Mios, and 97.93% economic interest and 35.06% voting power in Scipio, respectively.

We have considered each of these entity’s Memorandum and Article of Association and their respective board of directors (the sole director of each of Mios and Scipio is an executive director of the Group), and determined that we have the power to manage and make decisions that affect Mios and Scipio’s research and development activities, which activities most significantly impact Mios and Scipio’s economic performance. However, we do not have such power over Libra’s research and development activities, which activities most significantly impact Libra’s economic performance. Accordingly, we determined that we are the primary beneficiary of Mios and Scipio, but not the primary beneficiary of Libra.

In November 2024, the Group acquired 10,000 Class A Ordinary Shares and 5,850,000 Class B Ordinary Shares of Scipio, achieving control over the entity. As a result of this acquisition, Scipio is no longer classified as a VIE under the Group and it became a subsidiary under the Group.

In October 2024, Mios was dissolved and ceased operation and it was deemed disposed by the Group.

APTORUM GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Stated in U.S. Dollars)

13. VARIABLE INTEREST ENTITY (cont.)

The following tables summarize the aggregate carrying value of VIEs’ assets and liabilities in the consolidated balance sheets that are consolidated:

	Assets	Liabilities	Net Assets
December 31, 2024
Total	$—	$—	$—
December 31, 2023
Total	$24,352	$3,558	$20,794

As of December 31, 2024 and 2023, the aggregate carrying value of assets and liabilities in the Group’s consolidated balance sheets that relate to the VIE in which the Group holds a variable interest but is not the primary beneficiary were $nil and $nil respectively.

The Group’s maximum exposure to loss from its involvement with unconsolidated VIE represents the estimated loss that would be incurred if the VIE is liquidated, so that the fair value of the equity investment in VIE is zero and the amounts due from the VIE have to be fully impaired.

14. LEASE

As of December 31, 2024, the Group has a long-term operating lease for laboratories with remaining term expiring in 2026 and a remaining lease term of 1.2 years. Weighted average discount rates used in the calculation of the operating lease liability is 8%. The discount rates reflect the estimated incremental borrowing rate, which includes an assessment of the credit rating to determine the rate that the Group would have to pay to borrow, on a collateralized basis for a similar term, an amount equal to the lease payments in a similar economic environment.

	For the year ended December 31, 2024	For the year ended December 31, 2023
Lease cost
Finance lease cost:
Depreciation	$—	$—
Interest on lease liabilities	—	—
Operating lease cost	50,520	252,345
Short-term lease cost	3,374	65,221
Variable lease cost	—	—
Sublease income	—	—
Total lease cost	$53,894	$317,566

Other information
Cash paid for amounts included in the measurement of lease liabilities
Operating cash flows from operating leases	$120,824	$389,365
Financing cash flows from finance leases	—	—
Right-of-use assets obtained in exchange for new operating lease liabilities	—	338,525
Weighted-average remaining lease term – finance leases	—	—
Weighted-average remaining lease term – operating leases	1.2 years	1.9 years
Weighted-average discount rate – finance leases	—%	—%
Weighted-average discount rate – operating leases	8.0%	8.0%

APTORUM GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Stated in U.S. Dollars)

14. LEASE (cont.)

For the year ended December 31, 2024, an impairment loss of $144,051 on right-of-use assets was recognized in other operating expenses as the Group considered that the carrying amount of a right-of-use asset related to a lease of laboratory may not be recoverable.

For the year ended December 31, 2023, an impairment loss of $200,916 on right-of-use assets was recognized in other operating expenses as the Group considered that the carrying amount of a right-of-use asset related to a lease of clinic may not be recoverable. Additionally, the Group early terminated a lease agreement for a right-of-use asset relating to an office, which resulted in a recognized loss on early termination of the right-of-use asset totaling $31,030 in other operating expenses.

For the years ended December 31, 2022, the Group did not recognize any impairment losses and loss on disposal of right-of-use assets.

The maturity analysis of operating leases liabilities as of December 31, 2024 is as follows:

December 31, 2024
Remaining periods ending December 31,
2025	$97,541
2026	24,573
Total future undiscounted cash flow	122,114
Less: Discount on operating lease liabilities	(5,707)
Present value of operating lease liabilities	116,407
Less: Current portion of operating lease liabilities	(102,225)
Non-current portion of operating lease liabilities	$14,182

15. CONVERTIBLE NOTE

On December 9, 2022, the Group entered into a securities purchase agreement with Aenco Technologies Limited (“Aenco”). Pursuant to the securities purchase agreement, Aenco is purchasing a convertible note in the original principal amount of $3,000,000 (the “Dec 2022 Note”). The Dec 2022 Note is unsecured, convertible into the Company’s restricted Class A Ordinary Shares at Aencco’s option. The Dec 2022 Notes have a maturity date of 12 months subject to the Aenco’s extension, a bullet interest rate of 7% per annum, and a conversion price of $12.00 per Class A Ordinary share. The Company shall have an obligation to repay the principal amount and interest of the Dec 2022 Note on the maturity date in cash or in unregistered Class A Ordinary Shares or a combination of such at the Company’s discretion. In April 2023, Aenco transferred the whole Dec 2022 Note to two external investors, and the two external investors fully converted the Dec 2022 Note into 250,000 Class A Ordinary Shares.

On June 28, 2023, the Group entered into a securities purchase agreement with 4 investors. Pursuant to the securities purchase agreement, the investors are purchasing a convertible note in the original principal amount of $3,000,000 (the “June 2023 Note”). The whole proceeds from the June 2023 Note was used to settle a related party loan. The June 2023 Note is unsecured, convertible into the Company’s restricted Class A Ordinary Shares at the Note holders’ option. The June 2023 Notes have a maturity date of 12 months subject to the investors extension, a bullet interest rate of 7% per annum, and a conversion price of $3.00 per Class A Ordinary share. The Company shall have an obligation to repay the principal amount and interest of the June 2023 Note on the maturity date in cash or in unregistered Class A Ordinary Shares or a combination of such at the Company’s discretion. Immediately following the issuance of June 2023 Note, the June 2023 Note was fully converted into 1,000,000 Class A Ordinary Shares.

On September 11, 2023, the Group entered into a securities purchase agreement with Jurchen Investment Corporation, the largest shareholder of the Company, pursuant to which the Group sold a secured convertible note in the aggregate principal amount of $3,000,000 (the “Sep 2023 Notes”). The Sep 2023 Notes are convertible into the Company’s Class A Ordinary Shares and have a maturity date that is 24 months from the issuance date, although upon

APTORUM GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Stated in U.S. Dollars)

15. CONVERTIBLE NOTE (cont.)

such date the investor has the right to extend the term of the Sep 2023 Note for twelve (12) months or more or such term subject to mutual consent. The Sep 2023 Notes have an interest rate of 6% per annum and a conversion price of $2.42 per share. The Company has the right to repay the principal amount of the Sep 2023 Notes, but in the case of such prepayment it must be paid in cash, unless otherwise agreed by both parties. The Sep 2023 Note is secured by a first priority lien and security interest on certain preferred shares that the Group owns (“Collateral”) (Note 5). Upon the Group’s disposal of all or a portion of the Collateral, the investor has the right, to request that the Group prepay the then-remaining outstanding balance of the Sep 2023 Note, in part or in full and the Group can make that payment in cash or in shares.

16. ORDINARY SHARES

On March 26, 2021, the Company entered into an at-the-market offering agreement (the “Sales Agreement”), with H.C. Wainwright & Co., LLC, acting as its sales agent (the “Sales Agent”), relating to the sale of its Class A Ordinary Shares (such offering, the “ATM Offering”, or “At The Market Offering”). In accordance with the terms of the Sales Agreement, the Company may offer and sell shares of its Class A Ordinary Shares having an aggregate offering price of up to $15,000,000 from time to time through the Sales Agent under such prospectus supplement and the accompanying prospectus. For the year ended December 31, 2023, the Company has issued 215,959 Class A Ordinary Shares at average issuance price of $7.53 per share pursuant to the ATM Offering with gross proceeds of $1.6 million, less transaction costs of $50,183.

On January 23, 2023, the Company effectuate a 10 for 1 share consolidation of its authorized share capital, such that every 10 Class A Ordinary Shares, par value of US$1.00 per share, in the authorized share capital of the Company (including issued and unissued share capital) were consolidated into 1 Class A Ordinary Share, par value of US$10.00 per share, and that every 10 Class B Ordinary Shares, par value of US$1.00 per share in the authorized share capital of the Company (including issued and unissued share capital) were consolidated into 1 Class B Ordinary Share, par value of US$10.00 per share. As a consequence of the reverse stock split, fractional shares were rounded up to the next whole share, resulting in the creation of an additional 8,018 Class A Ordinary Shares.

On February 21, 2023, the Company was merged with Aptorum Group Cayman Limited, a newly established wholly owned subsidiary of the Company, whereby the Company is the surviving company on the terms of the plan of merger. According to the plan of merger, the par value of its Class A and Class B Ordinary Shares are changed from USD10 to USD0.00001.

On March 31, 2023, the Group issued 70,430 Class A Ordinary Shares to a majority of the share option holders. This issuance served as an exchange for their share options and facilitated the reversal of deferred cash bonus payables owed to these holders (See Note 10).

On March 31, 2023, the Group also issued 65,770 fully vested Class A Ordinary Shares to certain employees and external consultants. The grant date fair value of each of the shares was $2.68 based on grant date quoted market price.

For the years ended December 31, 2024, 2023 and 2022, the Group issued 427,060, 791 and 6,712 Class A Ordinary Shares to share option holders as a result of exercise of options, respectively.

For the year ended December 31, 2024, the Group issued 446,842 Class A Ordinary Shares to Class B Ordinary Shares holders upon conversion.

For the year ended December 31, 2023, the Group issued 1,250,000 Class A Ordinary Shares to convertible note holders upon conversion (See Note 15).

Holders of Class A Ordinary Shares and Class B Ordinary Shares have the same rights except for the following: (i) each Class A Ordinary Share is entitled to one vote while each Class B Ordinary Share is entitled to ten votes; and (ii) each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time while Class A Ordinary Shares are not convertible under any circumstances.

APTORUM GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Stated in U.S. Dollars)

17. SHARE BASED COMPENSATION

Share option plan

On October 13, 2017, the Group adopted the 2017 Share Option Plan (the “Option Plan”) and on November 5, 2021, the Group amended the Option Plan. A total of 550,000 Class A Ordinary Shares (subject to subsequent adjustments described more fully below) may be issued pursuant to awards under the Option Plan. Subsequent adjustments include that on each January 1, starting with January 1, 2020, an additional number of shares equal to the lesser of (i) 2% of the outstanding number of Class A Ordinary Shares (on a fully diluted basis) on the immediate preceding December 31, and (ii) such lower number of Class A Ordinary Shares as may be determined by the board of directors, subject in all cases to adjustments as provided in Section 10 of the Option Plan. Awards will be made pursuant to agreements and may be subject to vesting and other restrictions as determined by the board of directors.

153,146 options were granted on March 8, 2022 to directors, employees, external consultants and advisors of the Group with an exercise price of $13.4 per share, which was based on the average closing price of the shares traded on the NASDAQ stock exchange for the five trading days immediately preceding the grant date. 74,881 options vest on January 1, 2023 and expire on December 31, 2033; 74,906 options vest on January 1, 2024 and expire on December 31, 2034; 1,866 options vest on June 8, 2022 and expire on June 7, 2033; and 1,493 options vest on July 14, 2022 and expire on July 13, 2033.

On March 31, 2023, the Group entered into exchange agreements and cancelled 177,667 existing vested and unvested share options held by related parties option holders and cancelled the Group’s obligations for deferred cash bonus payables of $3.1 million by granting of 403,820 share options (“New Options”) with 6 months vesting period. The New Options’ exercise price was $2.68 per share, which was based on the last closing price of the shares traded on the NASDAQ stock exchange on the grant date. All options fully vested on October 1, 2023 and expires on September 30, 2033. On March 31, 2023, the Group entered into supplemental agreements with the same related parties option holders to provide additional cash compensation to cover the exercise price of the New Options. On March 31, 2023, the Group entered into exchange agreements and cancelled 70,428 existing vested and unvested share options held by non-related parties option holders and cancelled the Group’s obligations for deferred cash bonus payables of $1.6 million by issuance of 70,430 fully vested Class A Ordinary Shares. The Group accounted for this exchange for both related parties and non-related parties share option holders as a modification to share based compensation which required the remeasurement of existing share options value at the time of the modification. The total incremental cost as a result of the modification was $0.7 million.

A summary of the option activity for the years ended December 31, 2024, 2023 and 2022 and changes during the period is presented below:

	Number of share options	Weighted average exercise price $	Remaining contractual term in years	Aggregate Intrinsic value
Outstanding, January 1, 2024	427,060	3.59	9.28
Exercised	(427,060)	1.49		1,436,963
Outstanding, December 31, 2024	—	—	—	—
Exercisable, December 31, 2024	—	—	—	—

APTORUM GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Stated in U.S. Dollars)

17. SHARE BASED COMPENSATION (cont.)

	Number of share options	Weighted average exercise price $	Remaining contractual term in years	Aggregate Intrinsic value
Outstanding, January 1, 2023	272,126	21.54	10.83
Granted	403,820	2.68
Exercised	(791)	20.90		—
Modified	(248,095)	21.74
Exercisable, December 31, 2023	420,157	3.43	9.42	—
	Number of share options(1)	Weighted average exercise price $	Remaining contractual term in years	Aggregate Intrinsic value
Outstanding, January 1, 2022	127,404	31.91	11.01
Granted	153,146	13.40	12.30
Exercised	(6,721)	25.25		—
Forfeited	(1,268)	28.11
Cancelled	(435)	116.71
Outstanding, December 31, 2022	272,126	21.54	10.83	—
Exercisable, December 31, 2022	89,300	32.71	9.64	—

____________

(1)      All per share amounts and shares outstanding for all periods have been retroactively restated to reflect APTORUM GROUP LIMITED’s 1 for 10 reverse stock split, which was effective on January 23, 2023.

The weighted-average grant date fair value of share option grants during the years ended December 31, 2023 and 2022 was $2.68 and $10.02, respectively. The maximum contractual term for share option was 12.8 years.

The fair value of each stock option award is estimated on the date of grant using the Black-Scholes option pricing model under the following assumptions.

	Granted in 2023	Granted in 2022
Expected volatility	170.10%	89.55%
Risk-free interest rate	3.48%	1.86%
Expected term from grant date (in years)	5.25	5.63 – 6.41
Dividend rate	—	—
Dilution factor	1	1
Fair value	$2.68	$9.74 – $10.16

In connection with the grant of share options to employees and non-employees, the Group recorded share-based compensation charges of $697,446 and $391,479, respectively, for the year ended December 31, 2023, and $1,123,122 and $523,877, respectively, for the year ended December 31, 2022. For the year ended December 31, 2024, there were no charges related to share-based compensation.

APTORUM GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Stated in U.S. Dollars)

18. NON-CONTROLLING INTEREST

On February 25, 2022, Aptorum Medical Limited issued 119 shares to Clark Cheng in according to the appointment agreement, decreasing the equity interest of the Company from 92% to 91%. On February 1, 2023, Aptorum Medical Limited further issued 122 shares to Clark Cheng in according to the appointment agreement, decreasing the equity interest of the Company from 91% to 90%. As a result, a total deficit of $67,766 and $52,024, were reclassified from additional paid-in capital to non-controlling interests within the Group’s consolidated financial statements for the years ended December 31, 2023 and 2022, respectively.

In November 2024, the Group acquired 10,000 Class A Ordinary Shares and 5,850,000 Class B Ordinary Shares of Scipio, achieving control over the entity. As a result of this acquisition, Scipio is no longer classified as a VIE under the Group and it became a subsidiary under the Group.

19. NET LOSS PER SHARE

The following table sets forth the computation of basic and diluted loss per share:

	Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022
Numerator:
Net loss attributable to Aptorum Group Limited	$(4,267,806)	$(2,824,647)	$(9,799,560)
Denominator:
Weighted average shares outstanding(1)
– Basic(1)	5,453,103	4,521,133	3,569,484
– Diluted(1)	5,453,103	4,521,133	3,569,484

Net loss per share attributable to Aptorum Group Limited(1)
– Basic(1)	$(0.78)	$(0.62)	$(2.75)
– Diluted(1)	$(0.78)	$(0.62)	$(2.75)

____________

(1)      All per share amounts and shares outstanding for all periods have been retroactively restated to reflect APTORUM GROUP LIMITED’s 1 for 10 reverse stock split, which was effective on January 23, 2023.

For the years ended December 31, 2024, 2023 and 2022, the total number of share options, warrants and convertible notes excluded from the calculation of diluted earnings per share due to their anti-dilutive nature, are 1,392,277, 1,293,723 and 54,054, respectively.

20. COMMITMENTS AND CONTINGENCIES

Contingent Payment Obligations

As of December 31, 2024, the Group does not have any non-cancellable purchase commitments.

The Group has contingency payment obligations under each of the license agreements, such as milestone payments, royalties, research and development funding, if certain condition or milestone is met.

APTORUM GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Stated in U.S. Dollars)

20. COMMITMENTS AND CONTINGENCIES (cont.)

Milestone payments are due upon achievements of specific conditions, such as Investigational New Drugs (“IND”) filing or U.S. Food and Drug Administration (“FDA”) approval, first commercial sale of the licensed products, or other achievements. The aggregate amounts of the contingent milestone payments that the Group is required to pay up to different achievements of conditions and milestones under all license agreements in effect as of December 31, 2024 are below:

Amount
Drug molecules: up to the conditions and milestones of
Preclinical to IND filing	$30,000
From entering phase 1 to before first commercial sale	2,120,000
First commercial sale	1,600,000
Net sales amount more than certain threshold in a year	14,000,000
Subtotal	$17,750,000

Diagnostics technology: up to the conditions and milestones of
Before FDA approval	$146,417
$17,896,417

For the years ended December 31, 2024, 2023 and 2022, the Group incurred $61,123, $50,000 and $nil milestone payments under license agreements, respectively. For the years ended December 31, 2024, 2023 and 2022, the Group did not incur any royalties or research and development funding, respectively.

Legal proceedings

On December 16, 2024, the Group received a letter from Carey Olsen with a Summons with Notice dated September 3, 2024, taken out by Karen Cheung (a/k/a Wing TSZ Cheung) as plaintiff against, among others, the Group as defendant in the Supreme Court of the State of New York County of New York, in relation to an action to recover financial losses sustained by the plaintiff (the “Case”). The Case is at the very early stages of litigation and although we intend to defend the lawsuit, there can be no assurance regarding the ultimate outcome of this case.

From time to time, the Group may be subject to certain legal proceedings, claims and disputes that arise in the ordinary course of business. Although the outcomes of these legal proceedings cannot be predicted, the Group does not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of income or liquidity.

21. SUBSEQUENT EVENTS

The Group evaluates all events and transactions that occur after December 31, 2024, other than the event disclosed below and elsewhere in these consolidated financial statements, there is no other subsequent event occurred that would require recognition or disclosure in the Group’s consolidated financial statements.

On January 2, 2025, the Company entered into a certain securities purchase agreement (the “Securities Purchase Agreement”) with certain non-affiliated institutional investors (the “Purchasers”) pursuant to which the Company sold 1,535,000 Class A ordinary shares of the Company (the “Shares”), par value $0.00001 per share (the “Ordinary Shares”) at a per share price of $2.00 in a registered direct offering, for gross proceeds of $3,070,000 (the “Offering”). The Securities Purchase Agreement was fully executed on January 3, 2025.

APTORUM GROUP LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
September 30, 2025 and December 31, 2024
(Stated in U.S. Dollars)

	September 30, 2025	December 31, 2024
ASSETS
Current assets:
Cash	$2,272,611	$874,238
Other receivables and prepayments	207,294	85,316
Total current assets	2,479,905	959,554
Long-term investments	15,098,846	15,098,846
Long-term deposits	—	71,823
Total Assets	$17,578,751	$16,130,223

LIABILITIES AND EQUITY

LIABILITIES
Current liabilities:
Amounts due to related parties	$79,395	$79,644
Accounts payable and accrued expenses	911,480	918,611
Operating lease liabilities, current	50,972	102,225
Convertible notes to a related party	3,374,500	3,238,500
Total current liabilities	4,416,347	4,338,980
Operating lease liabilities, non-current	—	14,182
Total Liabilities	$4,416,347	$4,353,162

Commitments and contingencies (Note 18)	—	—

EQUITY
Class A Ordinary Shares ($0.00001 par value, 9,999,996,000,000 shares authorized, 5,346,823 shares issued and outstanding as of September 30, 2025; 3,811,823 shares issued and outstanding as of December 31, 2024)	$52	$37
Class B Ordinary Shares ($0.00001 par value; 4,000,000 shares authorized, 1,796,934 shares issued and outstanding as of September 30, 2025 and December 31, 2024)	18	18
Additional paid-in capital	96,174,010	93,474,825
Accumulated other comprehensive (income) loss	(158,805)	89,162
Accumulated deficit	(73,485,303)	(72,429,528)
Total equity attributable to the shareholders of Aptorum Group Limited	22,529,972	21,134,514
Non-controlling interests	(9,367,568)	(9,357,453)
Total equity	13,162,404	11,777,061
Total Liabilities and Equity	$17,578,751	$16,130,223

See accompanying notes to the unaudited condensed consolidated financial statements.

APTORUM GROUP LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
For the nine months ended September 30, 2025 and 2024
(Stated in U.S. Dollars)

	For the nine months ended September 30,
	2025	2024
Operating expenses
Research and development expenses	(261,168)	(2,479,627)
General and administrative fees	(361,342)	(570,663)
Legal and professional fees	(656,865)	(443,521)
Other operating income (expenses)	286,978	(67,086)
Total operating expenses	(992,397)	(3,560,897)

Other (expenses) income
Interest expense, net	(73,493)	(109,168)
Sundry income	—	286,946
Loss on disposal of subsidiaries	—	(4,271)
Total other (expenses) income, net	(73,493)	173,507

Net loss	$(1,065,890)	$(3,387,390)
Less: net loss attributable to non-controlling interests	(10,115)	(39,484)

Net loss attributable to Aptorum Group Limited	$(1,055,775)	$(3,347,906)

Net loss per share – basic and diluted	$(0.15)	$(0.62)
Weighted-average shares outstanding – basic and diluted	7,132,512	5,400,840

Net loss	$(1,065,890)	$(3,387,390)
Other comprehensive (loss) gain
Exchange differences on translation of foreign operations	(247,967)	66,269
Other comprehensive (loss) gain	(247,967)	66,269
Comprehensive loss	(1,313,857)	(3,321,121)
Less: comprehensive loss attributable to non-controlling interests	(10,115)	(39,484)
Comprehensive loss attributable to the shareholders of Aptorum Group Limited	(1,303,742)	(3,281,637)

See accompanying notes to the unaudited condensed consolidated financial statements.

APTORUM GROUP LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the nine months ended September 30, 2025 and 2024
(Stated in U.S. Dollars)

	Class A Ordinary Shares		Class B Ordinary Shares		Additional Paid-in Capital Amount	Accumulated deficit Amount	Accumulated other comprehensive (loss) income Amount	Non- controlling interests Amount	Total Amount
	Shares	Amount	Shares	Amount
Balance, January 1, 2025	3,811,823	$37	1,796,934	$18	$93,474,825	$(72,429,528)	$89,162	$(9,357,453)	$11,777,061
Placing of Class A Ordinary Shares	1,535,000	15	—	—	2,699,185	—	—	—	2,699,200
Net loss	—	—	—	—	—	(1,055,775)	—	(10,115)	(1,065,890)
Exchange difference on translation of foreign operations	—	—	—	—	—	—	(247,967)	—	(247,967)
Balance, September 30, 2025	5,346,823	$52	1,796,934	$18	$96,174,010	$(73,485,303)	$(158,805)	$(9,367,568)	$13,162,404

Balance, January 1, 2024	2,937,921	$31	2,243,776	$22	$93,018,528	$(68,161,722)	$(10,623)	$(9,462,883)	$15,383,353
Conversion of Class B Ordinary Shares to Class A Ordinary Shares	446,842	4	(446,842)	(4)	—	—	—	—	—
Net loss	—	—	—	—	—	(3,347,906)	—	(39,484)	(3,387,390)
Exercise of share options	427,060	2	—	—	451,658	—	—	—	451,660
Exchange difference on translation of foreign operations	—	—	—	—	—	—	66,269	—	66,269
Balance, September 30, 2024	3,811,823	$37	1,796,934	$18	$93,470,186	$(71,509,628)	$55,646	$(9,502,367)	$12,513,892

See accompanying notes to the unaudited condensed consolidated financial statements.

APTORUM GROUP LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the nine months ended September 30, 2025 and 2024
(Stated in U.S. Dollars)

	For the nine months ended September 30,
	2025	2024
Cash flows from operating activities
Net cash used in operating activities	(1,300,827)	(1,309,380)

Cash flows from investing activities
Net cash provided by investing activities	—	58,621

Cash flows from financing activities
Proceeds from issuance of Class A Ordinary Shares	3,070,000	—
Payment of offering cost	(370,800)
Net cash provided by financing activities	2,699,200	—

Net increase (decrease) in cash	1,398,373	(1,250,759)
Cash – Beginning of period	874,238	2,005,351
Cash – End of period	$2,272,611	$754,592
Supplemental disclosures of cash flow information
Interest paid	$—	$—
Income taxes paid	$—	$—
Non-cash operating, investing and financing activities
Settlement of deferred cash bonus by issuance of share options or shares	$—	451,660

See accompanying notes to the unaudited condensed consolidated financial statements.

APTORUM GROUP LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Stated in U.S. Dollars)

1. ORGANIZATION

The unaudited condensed consolidated financial statements include the financial statements of Aptorum Group Limited (the “Company”) and its subsidiaries of which the Company is the primary beneficiary (collectively the “Group”).

The Company, formerly known as APTUS Holdings Limited and STRIKER ASIA OPPORTUNITIES FUND CORPORATION, is a company incorporated on September 13, 2010 under the laws of the Cayman Islands with limited liability.

The Company researches and develops life science and biopharmaceutical products within its wholly-owned subsidiary, Aptorum Therapeutics Limited, formerly known as APTUS Therapeutics Limited (“Aptorum Therapeutics”) and its indirect subsidiary companies (collectively, “Aptorum Therapeutics Group”).

On July 14, 2025 the Group and DiamiR Biosciences Corp. (“DiamiR”), have entered into a definitive agreement for an all-stock merger transaction, in which DiamiR will retain its name and become a wholly-owned subsidiary of Aptorum Group upon consummation of the merger. The combined company expects to remain listed on the Nasdaq Stock Market following the closing of the merger. Under the terms of the merger agreement and subject to stockholder approval, the Company will re-domicile to the state of Delaware prior to the closing of the merger (“Domestication”), and following the Domestication, acquire all of the outstanding capital stock of DiamiR in exchange for a number of shares of its common stock which will represent approximately 70% of the outstanding common stock of the Group, with the current equity holders of the Group retaining 30% of the common stock immediately following the consummation of the merger. The merger agreement has been approved by the boards of directors of both companies, and is subject to stockholder approval of both companies and other customary closing conditions. The proposed merger is expected to close before 2027.

Concurrently with the execution of the Merger Agreement, DiamiR and Aptorum Therapeutics, entered into a management services agreement, pursuant to which, Aptorum Therapeutics shall pay a monthly service fee and reimburse expenses to DiamiR in exchange for the officers and employees of DiamiR providing services to Aptorum Therapeutics to develop a diagnostic test for early detection and monitoring of progression of glioblastoma until the earlier of the closing of the Merger or December 31, 2025, and the respective agreement is further extended to March 31, 2026 on December 2, 2025. In addition, concurrently with the execution of the Merger Agreement, DiamiR, DiamiR LLC, a wholly owned subsidiary of DiamiR, the Company and Aptorum Therapeutics entered into an intellectual property license agreement (“Licensing Agreement”), pursuant to which DiamiR and DiamiR LLC shall license on a non-exclusive basis their respective intellectual properties to Aptorum Therapeutics in exchange for upfront and periodic payments and royalties until the earlier of the closing of the Merger or December 31, 2025, the respective agreement have further extended to March 31, 2026. Ian Huen, the Group’s Chairman and CEO, who beneficially owns approximately 87% of the Group’s total voting power, signed a voting and support agreement simultaneously with the execution of the Merger Agreement, pursuant to which he agreed to vote in favor of the transactions contemplated in the Merger Agreement.

2. GOING CONCERN

The Group reported a net loss of $1,055,775, working capital deficit of 1,936,442 and net operating cash outflow of $1,300,827 for the nine months ended September 30, 2025. In addition, the Group had an accumulated deficit of $73,485,303 as of September 30, 2025. The Group’s operating results for future periods are subject to numerous uncertainties and it is uncertain if the Group will be able to reduce or eliminate its net losses for the foreseeable future. If management is not able to generate significant revenues from its product candidates currently in development, the Group may not be able to achieve profitability. Successful transition to attaining profitable operations is dependent upon achieving a level of revenues adequate to support the Company’s cost structure. In connection with the Company’s assessment of going concern considerations in accordance with Financial Accounting Standard Board’s Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” management has determined that these conditions raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that these financial statements are issued.

APTORUM GROUP LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Stated in U.S. Dollars)

2. GOING CONCERN (cont.)

If the Group is unable to generate sufficient funds to finance the working capital requirements of the Group within the normal operating cycle of a twelve-month period from the date of these financial statements are issued, the Group may have to consider supplementing its available sources of funds through the following sources:

•        other available sources of financing from banks and other financial institutions or private lender; and

•        equity financing.

The Company can make no assurances that required financings will be available for the amounts needed, or on terms commercially acceptable to the Company, if at all. If one or all of these events does not occur or subsequent capital raises are insufficient to bridge financial and liquidity shortfall, there would likely be a material adverse effect on the Company and would materially adversely affect its ability to continue as a going concern.

The accompanying unaudited condensed consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Accordingly, the unaudited condensed consolidated financial statements have been prepared on a basis that assumes the Group will continue as a going concern and which contemplates the realization of assets and satisfaction of liabilities and commitments in the ordinary course of business.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of presentation and consolidation

The unaudited condensed consolidated financial statements of the Group are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information, and with the rules and regulations of the United States Securities and Exchange Commission (the “SEC”). Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. Unaudited interim results are not necessarily indicative of the results for the full fiscal year. The accompanying unaudited condensed consolidated financial statements should be read in conjunction with audited consolidated financial statements and accompanying notes in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024. The unaudited condensed consolidated financial statements include the accounts of the Company, its direct and indirect wholly and majority owned subsidiaries. In accordance with the provisions of Accounting Standards Codification (“ASC”) 810, Consolidation, the Group also consolidate any variable interest entity (“VIE”) of which the Company is the primary beneficiary. The Group do not consolidate a VIE in which the Company has a majority ownership interest when the Company is not considered the primary beneficiary. The Company has determined that the Company is not the primary beneficiary of one of the VIE (see Note 12, Variable Interest Entity). The Company evaluates its relationships with the VIE on an ongoing basis to determine whether it becomes the primary beneficiary. All material intercompany balances and transactions have been eliminated in preparation of the consolidated financial statements.

Use of estimates

The preparation of the unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as income and expenses during the reporting period. Significant accounting estimates reflected in the Group’s unaudited condensed consolidated financial statements include fair value of long-term investments, fair value measurement for share options, impairment of long-lived assets, allowance for credit losses and valuation allowance for deferred tax assets. Actual results could differ from those estimates. There is no significant accounting estimate.

Impairment of long-lived assets

The Group prepares a qualitative assessment, and if necessary, a quantitative assessment, in determining whether long-lived assets may be impaired. The factors considered in the qualitative assessment include macroeconomic conditions, industry and market conditions and overall financial performance of the Group, among other factors. Under

APTORUM GROUP LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Stated in U.S. Dollars)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

a quantitative assessment, the Group compares the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss, which is the excess of carrying amount over the fair value of the assets, using the expected future discounted cash flows.

Long-term investments

The Group’s long-term investments consist of equity method investment in common stocks and non-marketable investments in non-redeemable preferred shares of privately-held companies that are not required to be consolidated under the variable interest or voting models. Long-term investments are classified as non-current assets on the unaudited condensed consolidated balance sheets as those investments do not have stated contractual maturity dates.

Non-marketable investments

The non-marketable equity securities not accounted for under the equity method are measured at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer. Adjustments are determined primarily based on a market approach as of the transaction date. The Group also makes a qualitative assessment of whether the investment is impaired at each reporting date. If a qualitative assessment indicates that the investment is impaired, the Group has to estimate the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, the Group recognizes an impairment loss in earnings equal to the difference between the carrying value and fair value.

Equity method investment — Fair value option

The Group elects the fair value option for an investment that would otherwise be accounted for using the equity method of accounting. Such election is irrevocable and is applied on an investment by investment basis at initial recognition. The fair value of such investments is based on quoted prices in an active market, if any, or recent orderly transactions for identical or similar investment of the same issuer. Changes in the fair value of these equity method investments are recognized in other (expenses) income, net in the unaudited condensed consolidated statement of operations and comprehensive loss.

Segment reporting

The Group uses the management approach to determine operating segment. The management approach considers the internal organization and reporting used by the Group’s chief operating decision maker (‘‘CODM’’) for making decisions, allocation of resource and assessing performance.

The Group operates and manages its business as a single operating and reportable segment. The Group’s CODM has been identified as the Chief Executive Officer who reviews the consolidated net loss when making decisions about allocating resources and assessing performance of the Group. Significant segment expenses are the same as these presented under the operating costs and expenses in the consolidated statements of operations, and the difference between net revenue less the significant segment expenses and consolidated net income are the other segment items. The CODM reviews and utilizes these financial metrics together with non-financial metrics to make operation decisions, such as the determination of the fee rate at which the Company charges for its services and the allocation of budget between operating costs and expense.

The Group’s long-lived assets are substantially all located in Hong Kong and substantially all of the Group’s revenues are derived from within Hong Kong. Therefore, no geographical segments are presented.

Operating leases

At the inception of a contract, the Group determines if the arrangement is, or contains, a lease. Operating lease liabilities are recognized at lease commencement based on the present value of lease payments over the lease term. Operating lease right-of-use assets are initially measured at cost, which comprises the initial amount of the lease liability adjusted for lease payments made at or before the lease commencement date, plus any initial direct costs

APTORUM GROUP LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Stated in U.S. Dollars)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

incurred and less any lease incentives received. As the rate implicit in the lease cannot be readily determined, the Group uses incremental borrowing rate at the lease commencement date in determining the imputed interest and present value of lease payments. The incremental borrowing rate is determined based on the rate of interest that the Group would have to pay to borrow an amount equal to the lease payments on a collateralized basis over a similar term in a similar economic environment. The lease term for all of the Group’s leases includes the non-cancellable period of the lease plus any additional periods covered by either a Group’s option to extend (or not to terminate) the lease that the Group is reasonably certain to exercise, or an option to extend (or not to terminate) the lease controlled by the lessor. For operating leases, the Group recognizes a single lease cost on a straight-line basis over the remaining lease term.

The Group has elected not to recognize right-of-use assets or lease liabilities for leases with an initial term of 12 months or less and the Group recognizes lease expense for these leases on a straight-line basis over the lease terms.

Recently issued accounting standards which have not yet been adopted

In December 2023, the FASB issued Accounting Standards Update (ASU) 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which enhances the transparency and decision usefulness of income tax disclosures. The amendments address more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. The ASU also includes certain other amendments to improve the effectiveness of income tax disclosures. The amendments in this ASU are effective for public business entities for annual periods beginning after December 15, 2024 on a prospective basis. The Group is still evaluating the effect of the adoption of this guidance.

In November 2024, the FASB issued Accounting Standards Update No. 2024-03, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”), and in January 2025, the FASB issued Accounting Standards Update No. 2025-01, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date (“ASU 2025-01”). ASU 2024-03 requires additional disclosure of the nature of expenses included in the income statement as well as disclosures about specific types of expenses included in the expense captions presented in the income statement. ASU 2024-03, as clarified by ASU 2025-01, is effective for the Company’s annual reporting for the fiscal year ended March 31, 2028 and for interim period reporting beginning in the fiscal year ended March 31, 2029 on a prospective basis. Both early adoption and retrospective application are permitted. The Company is currently evaluating the impact that the adoption of these standards will have on its consolidated financial statements and disclosures.

The Group does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material impact on the consolidated financial statements.

4. LONG-TERM INVESTMENT AND FAIR VALUE MEASUREMENT

As of September 30, 2025 and December 31, 2024, the Group’s long-term investment consists of non-marketable investments with carrying value of $15,098,846 and equity method investment at fair value option with carrying value of $nil.

Non-marketable investments

The Group’s non-marketable investments are investments in privately held companies without readily determinable fair values. The carrying value of the non-marketable investments are adjusted based on price changes from observable transactions of identical or similar securities of the same issuer (referred to as the measurement alternative) or for impairment if the carrying amount of the non-marketable investments may not be fully recoverable. Any changes in carrying value are recorded within other (expenses) income, net in the unaudited condensed consolidated statements of operations and comprehensive loss.

During the nine months ended September 30, 2025 and 2024, there were no movement in annual upward or downwards adjustments and impairment recorded in other (expenses) income, net, and included as adjustments to the carrying value of non-marketable investments held as of September 30, 2025 and 2024 based on the observable price in an orderly transaction for the same or similar security of the same issuers.

APTORUM GROUP LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Stated in U.S. Dollars)

4. LONG-TERM INVESTMENT AND FAIR VALUE MEASUREMENT (cont.)

During the nine months ended September 30, 2025 and 2024, the Group did not sell any non-marketable investments or recorded any realized gains or losses for the non-marketable investments measured at fair value on a non-recurring basis.

The following table summarizes the total carrying value of the non-marketable investments held as of September 30, 2025 and December 31, 2024 including cumulative unrealized upward and downward adjustments and impairment made to the initial cost basis of the investments:

	September 30, 2025	December 31, 2024
	(Unaudited)
Initial cost basis	$4,079,707	$4,079,707
Upward adjustments	12,539,960	12,539,960
Downward adjustments and impairment	(1,520,821)	(1,520,821)
Total carrying value at the end of the period	$15,098,846	$15,098,846

The Group holds 622,600 preferred stock of Alzheon, Inc. (“Alzheon”) with initial cost of $2.6 million. Pursuant to ASC 321-10-35-2, as the investment in Alzheon lacks readily determinable fair values, the Group elects to account for this investment using the measurement alternative. As of September 30, 2025 and December 31, 2024, re-measurement gain amounted to $12,539,960 have been made to the investment in Alzheon according to the most recent transaction price which were deemed as observable price changes in orderly transactions for the identical or similar investment of the same issuer. The carrying value of the investment with Alzheon was $15,098,846 as of September 30, 2025 and December 31, 2024.

The Group totally recorded $1,520,821 impairment for two investments as of September 30, 2025 and December 31, 2024 since the Group considered the investees’ ability to continue as a going concern and the investment is not recoverable. The carrying value of these two investments was $nil as of September 30, 2025 and December 31, 2024, respectively.

The Group did not transfer any non-marketable investments into marketable securities during the nine months ended September 30, 2025 and 2024.

For the nine months ended September 30, 2025 and year ended December 31, 2024, one of the non-marketable investments with initial cost of $2.6 million and had a carrying value of $15.1 million was pledged for a convertible note issued to a related party (Note 15).

Equity method investment, fair value option

In December 2021, one of the Group’s subsidiaries, Libra Sciences Limited (“Libra”, formerly known as Aptorum Pharmaceutical Development Limited), issued Class A and Class B ordinary shares to various parties in exchange of licenses or cash. Each Class A share of Libra is entitled to 1 vote while each Class B share of Libra is entitled to 10 votes. Upon the share issuance, the Group was holding 97.27% economic interest and 31.51% voting power in Libra. The Group lost the controlling interest in Libra because it was transferred to a third party, and therefore deconsolidated Libra. However, the Group still owns 97.27% economic interest and 31.51% voting power, which is deemed as having significant influence over Libra. As a result, the Group’s investment in Libra is subject to the equity method of accounting. The Group assessed that the fair value option can better reflect the true value of Libra. Pursuant to ASC 825 — Financial Instruments (“ASC 825”), the Group elected to apply the fair value option for its investments in Libra and will remeasure its investments in Libra at fair value every reporting period. For the year ended December 31, 2023, the Group has determined that the carrying value of the investment is not recoverable and this condition is determined to be other-than-temporary. Consequently, an impairment for the investment of $77,200 has been recognized as of September 30, 2025 and December 31, 2024.

APTORUM GROUP LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Stated in U.S. Dollars)

4. LONG-TERM INVESTMENT AND FAIR VALUE MEASUREMENT (cont.)

The Company’s involvement with Libra includes equity ownership as mentioned in above and also amounts due from Libra as disclosed in note 12. The primary risks associated with this involvement include potential financial losses due to Libra’s operational performance or inability to generate sufficient cash flows. The Company’s maximum exposure to loss resulting from its involvement with Libra is nil for the year ended December 31, 2024 and $961 for the year ended December 31, 2023 which was the amount due from Libra.

Assets Measured at Fair Value on a Recurring Basis

The assets and liabilities carried at fair value measured on a recurring basis as of September 30, 2025 and December 31, 2024 were $nil and $nil respectively.

During the nine months ended September 30, 2025 and 2024, there were no movement in Level 3 assets measured and recorded at fair value on a recurring basis.

5. OTHER RECEIVABLES AND PREPAYMENTS

Other receivables and prepayments as of September 30, 2025 and December 31, 2024 consisted of:

	September 30, 2025	December 31, 2024
	(Unaudited)
Prepaid insurance	46,922	17,794
Prepaid service fee	55,052	50,538
Rental deposits	74,208	4,206
Other receivables	8,754	4,545
Others	22,358	8,233
	$207,294	$85,316

6. PROPERTY AND EQUIPMENT, NET

Property and equipment as of September 30, 2025 and December 31, 2024 consisted of:

	September 30, 2025	December 31, 2024
	(Unaudited)
Computer equipment	$69,291	$69,291
Furniture, fixture, and office and medical equipment	32,435	32,435
Leasehold improvements	108,187	108,187
Laboratory equipment	4,335,722	4,335,722
Motor vehicle under finance leases	239,093	239,093
	4,784,728	4,784,728
Less: accumulated depreciation and impairment	4,784,728	4,784,728
Property and equipment, net	$—	$—

Depreciation expenses for property and equipment amounted to nil and $235,827 for the nine months ended September 30, 2025 and 2024, respectively.

During the nine months ended September 30, 2024, an impairment loss relating to laboratory equipment, computer equipment, and furniture, fixture, and office equipment amounted to $1,421,782 and $5,520 were recorded in research and development expenses and other operating expenses, respectively, as the Group considered that the carrying amount of these property and equipment may not be recoverable.

During the nine months ended September 30, 2025 and 2024, gain on disposal of fixed assets of $nil and $58,621, respectively, were recorded in other operating expenses.

APTORUM GROUP LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Stated in U.S. Dollars)

7. INTANGIBLE ASSETS, NET

Amortization expenses for intangible assets amounted to nil and $19,219 for the nine months ended September 30, 2025 and 2024, respectively.

During the nine months ended September 30, 2024, an impairment loss amounted to $128,128 was recognized in research and development expenses as the Group considered that the carrying amount of an intangible asset related to a patented license for a lead project may not be recoverable.

8. LONG-TERM DEPOSITS

Long-term deposits as of September 30, 2025 and December 31, 2024 consisted of:

	September 30, 2025	December 31, 2024
	(Unaudited)
Rental deposits	$—	$71,823

9. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses as of September 30, 2025 and December 31, 2024 consisted of:

	September 30, 2025	December 31, 2024
	(Unaudited)
Research and development expenses payable	$858,965	$778,205
Professional fees payable	40,019	127,031
Others	12,496	13,375
	$911,480	$918,611

10. INCOME TAXES

The Company and its subsidiaries file tax returns separately.

Income taxes

Cayman Islands: under the current laws of the Cayman Islands, the Company and its subsidiaries in the Cayman Islands are not subject to taxes on their income and capital gains.

Hong Kong:    in accordance with the relevant tax laws and regulations of Hong Kong, a company registered in Hong Kong is subject to income taxes within Hong Kong at the applicable tax rate on taxable income. All the Hong Kong subsidiaries that are not entitled to any tax holiday were subject to income tax at a rate of 16.5%. The subsidiaries of the Group in Hong Kong did not have assessable profits that were derived Hong Kong during the nine months ended September 30, 2025 and 2024. Therefore, no Hong Kong profit tax has been provided for in the periods presented.

United Kingdom:    in accordance with the relevant tax laws and regulations of United Kingdom, a company registered in the United Kingdom is subject to income taxes within the United Kingdom at the applicable tax rate on taxable income. All the United Kingdom subsidiaries that are not entitled to any tax holiday were subject to income tax at a rate of 19%. The subsidiary of the Group in the United Kingdom did not have assessable profits that were derived from the United Kingdom during the nine months ended September 30, 2025 and 2024. Therefore, no United Kingdom profit tax has been provided for in the periods presented.

Singapore:    in accordance with the relevant tax laws and regulations of Singapore, a company registered in the Singapore is subject to income taxes within Singapore at the applicable tax rate on taxable income. All the Singapore subsidiaries that are not entitled to any tax holiday were subject to income tax at a rate of 17%. The subsidiary in Singapore did not have assessable profits that were derived from Singapore during the nine months ended September 30, 2025 and 2024. Therefore, no Singapore profit tax has been provided for in the periods presented.

APTORUM GROUP LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in U.S. Dollars)

10. INCOME TAXES (cont.)

United States (Nevada):    in accordance with the relevant tax laws and regulations of the United States, a company registered in the United States is subject to income taxes within the United States at the applicable tax rate on taxable income. All the United States subsidiaries in Nevada that are not entitled to any tax holiday were subject to income tax at a rate of 21%. The subsidiary in the United States did not have assessable profits that were derived from the United States during the nine months ended September 30, 2025 and 2024. Therefore, no United States profit tax has been provided for in the periods presented.

On a semi-annually basis, the Group evaluates the realizability of deferred tax assets by jurisdiction and assesses the need for a valuation allowance. In assessing the realizability of deferred tax assets, the Group considers historical profitability, evaluation of scheduled reversals of deferred tax liabilities, projected future taxable income and tax-planning strategies. Valuation allowances have been provided on deferred tax assets where, based on all available evidence, it was considered more likely than not that some portion or all of the recorded deferred tax assets will not be realized in future periods. After consideration of all positive and negative evidence, the Group believes that as of September 30, 2025, it is more likely than not the deferred tax assets will not be realized.

11. RELATED PARTY BALANCES AND TRANSACTIONS

The following is a list of a director and related parties to which the Group has transactions with:

(a)     Ian Huen, the Chief Executive Officer and Executive Director of the Group since November 2023. He was a Non-executive Director from September 2022 to November 2023. Before September 2022, he was the Chief Executive Officer and Executive Director;

(b)    Aeneas Group Limited, an entity controlled by Ian Huen;

(c)     Jurchen Investment Corporation, the holding company and an entity controlled by Ian Huen;

(d)    Libra Sciences Limited, an entity which was originally a wholly owned subsidiary of Aptorum Therapeutics Limited (“ATL”). Since December 30, 2021, Libra has been turned into a related party to the Group due to the voting power owned by ATL is decreased to below 50% but more than 20%; (Note 12).

Amounts due from related party

Amounts due from related party consisted of the following as of September 30, 2025 and December 31, 2024:

	September 30, 2025	December 31, 2024
	(Unaudited)
Current
Libra Sciences Limited (Note b)	$519,002	$522,192
Allowance for credit loss	(519,002)	(522,192)
Total	$—	$—

Amounts due to related parties

Amounts due to related parties consisted of the following as of September 30, 2025 and December 31, 2024:

	September 30, 2025	December 31, 2024
	(Unaudited)
Current
Aeneas Group Limited (Note a)	$79,180	$79,180
Ian Huen	215	464
	$79,395	$79,644

APTORUM GROUP LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Stated in U.S. Dollars)

11. RELATED PARTY BALANCES AND TRANSACTIONS (cont.)

	September 30, 2025	December 31, 2024
	(Unaudited)
Convertible notes to a related party — Current
Jurchen Investment Corporation (Note 15)	$3,374,500	$3,238,500

Related party transactions

Related party transactions consisted of the following for the nine months ended September 30, 2025 and 2024:

	For the nine months ended September 30,
	2025	2024
	(Unaudited)	(Unaudited)
Interest expenses (Note 15)
– Jurchen Investment Corporation	$136,000	136,000

Note a:    On August 13, 2019, Aptorum Therapeutics Limited (“ATL”), a wholly owned subsidiary of the Company, entered into financing arrangements with Aeneas Group Limited, a related party, and Jurchen Investment Corporation, the ultimate parent of the Group, allowing ATL to access up to a total $15 million in line of credit debt financing. Both line of credits have originally matured on August 12, 2022. ATL and Aeneas Group Limited has mutually agreed to extend the line of credit arrangement further 3 years to August 12, 2024. The interest on the outstanding principal indebtedness is at the rate of 8% per annum. ATL may early repay, in whole or in part, the principal indebtedness and all interest accrued at any time prior to the maturity date without the prior written consent of the lender and without payment of any premium or penalty. As of the date of this unaudited condensed consolidated financial statements, the undrawn line of credit facility is $12 million.

Note b:    On January 13, 2022, ATL entered a line of credit facility with Libra Sciences Limited to provide up to a total $1 million line of credit for its daily operation. The line of credit is originally matured on January 12, 2023, and is extended for additional 3 years. The interest on the outstanding principal indebtedness is at the rate of 10% per annum. ATL and Libra Science Limited mutually agreed to terminate the line of credit agreement effect as of March 31, 2023. All existing liabilities arising from the line of credit agreement shall remain enforceable and repayable on demand by ATL. As of the issuance date of this unaudited condensed consolidated financial statements, $0.5 million is outstanding from Libra Sciences Limited. For the nine months ended September 30, 2025 and year ended December 31, 2024, the Group has assessed that the amounts due from Libra Science Limited and its subsidiary are potentially unrecoverable. Accordingly, as at period ended 30 September 2025 an allowance for credit loss amounting to $0.5 million has been recognized.

12. VARIABLE INTEREST ENTITY

The Company consolidates VIEs in which the Group has a variable interest and is determined to be the primary beneficiary. This determination is based on whether the Group has a variable interest (or combination of variable interests) that provides the Company with (a) the power to direct the activities that most significantly impact the VIE’s economic performance and (b) the obligation to absorb losses or right to receive benefits that could be potentially significant to the VIE. The Group continually reassesses whether it is the primary beneficiary of a VIE throughout the entire period the Group is involved with the VIE.

On December 30, 2021, three of the Group’s subsidiaries, Libra Sciences Limited (“Libra”, formerly known as Aptorum Pharmaceutical Development Limited), Mios Pharmaceuticals Limited (“Mios”) and Scipio Life Sciences Limited (“Scipio”), issued Class A and Class B ordinary shares to various parties; for each such entity, each Class A ordinary share is entitled to 1 vote and 1 share of economic benefit of the respective company, while each Class B ordinary share is entitled to 10 votes and 0.001 share of economic benefit of the respective company. Following such share issuances, the Group lost its majority voting rights in each of these three companies and only holds 48.33%,

APTORUM GROUP LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Stated in U.S. Dollars)

12. VARIABLE INTEREST ENTITY (cont.)

48.39% and 48.36% economic interest in Libra, Mios and Scipio, respectively. However, the Company still holds a majority of each of these three company’s outstanding Class A ordinary shares and therefore will absorb/receive portions of these subsidiaries’ expected losses or residual returns. In addition, none of these three companies have sufficient equity to sustain its own activities, and they have two classes of ordinary shares which have different rights, benefits and obligations. The Company determined that all these three companies are variable interest entities (“VIE”). On December 31, 2021, Libra, Mios and Scipio further issued Class A ordinary shares to a wholly owned subsidiary of the Company in exchange of certain projects licenses. Upon these share issuances, the Company, through a wholly owned subsidiary, was holding 97.27% economic interest and 31.51% voting power in Libra, 97.93% economic interest and 36.17% voting power in Mios, and 97.93% economic interest and 35.06% voting power in Scipio, respectively.

The Company has considered each of these entity’s Memorandum and Article of Association and their respective board of directors (the sole director of each of Mios and Scipio is an executive director of the Group), and determined that The Company has the power to manage and make decisions that affect Mios and Scipio’s research and development activities, which activities most significantly impact Mios and Scipio’s economic performance. However, the Company does not have such power over Libra’s research and development activities, which activities most significantly impact Libra’s economic performance. Accordingly, the Company determined that it is the primary beneficiary of Mios and Scipio, but not the primary beneficiary of Libra.

In November 2024, the Group acquired 10,000 Class A Ordinary Shares and 5,850,000 Class B Ordinary Shares of Scipio, achieving control over the entity. As a result of this acquisition, Scipio is no longer classified as a VIE under the Group and it became a subsidiary under the Group.

In October 2024, Mios was dissolved and ceased operation and it was deemed disposed by the Group.

As at period ended September 30, 2025 and December 31, 2024, the asset and liability of the consolidated VIE is both zero.

The Group’s maximum exposure to loss from its involvement with unconsolidated VIE represents the estimated loss that would be incurred if the VIE is liquidated, so that the fair value of the equity investment in VIE is zero and the amounts due from the VIE have to be fully impaired.

13. LEASE

As of September 30, 2025, the Group has a non-short-term operating lease for laboratory with remaining term expiring in 2026 and a remaining lease term of 0.5 years. Weighted average discount rates used in the calculation of the operating lease liability is 8%. The discount rates reflect the estimated incremental borrowing rate, which includes an assessment of the credit rating to determine the rate that the Group would have to pay to borrow, on a collateralized basis for a similar term, an amount equal to the lease payments in a similar economic environment.

	For the nine months ended September 30,
	2025	2024
	(Unaudited)	(Unaudited)
Lease cost
Operating lease cost	—	45,167
Short-term lease cost	—	2,062
Total lease cost	$—	$47,229
Other information
Cash paid for amounts included in the measurement of lease liabilities
Operating cash flows from operating leases	$59,122	$120,022
Weighted-average remaining lease term – operating leases	0.5 years	1.5 years
Weighted-average discount rate – operating leases	8.0%	8.0%

APTORUM GROUP LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Stated in U.S. Dollars)

13. LEASE (cont.)

During the nine months ended September 30, 2025 and 2024, an impairment loss of nil and $144,051, respectively, on right-of-use assets was recognized in other operating expenses as the Group considered that the carrying amount of a right-of-use asset related to leases of laboratory and clinic may not be recoverable.

The maturity analysis of operating leases liabilities as of September 30, 2025 is as follows:

September 30, 2025
(Unaudited)
Remaining periods ending December 31,
2025	27,206
2026	24,573
Total future undiscounted cash flow	51,779
Less: Discount on operating lease liabilities	(807)
Present value of operating lease liabilities	50,972

14. ORDINARY SHARES

For the nine months ended September 30, 2024, the Group issued 446,842 Class A Ordinary Shares to Class B Ordinary Shares holders upon conversion.

On January 2, 2025, the Company entered into a certain securities purchase agreement (the “Securities Purchase Agreement”) with certain non-affiliated institutional investors (the “Purchasers”) pursuant to which the Company sold 1,535,000 Class A ordinary shares of the Company (the “Shares”), par value $0.00001 per share (the “Ordinary Shares”) at a per share price of $2.00 in a registered direct offering, for gross proceeds of $3,070,000 (the “Offering”). and the net proceeds after deducting the related expense is $2,699,200 The Securities Purchase Agreement was fully executed on January 3, 2025.

Holders of Class A Ordinary Shares and Class B Ordinary Shares have the same rights except for the following: (i) each Class A Ordinary Share is entitled to one vote while each Class B Ordinary Share is entitled to ten votes; and (ii) each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time while Class A Ordinary Shares are not convertible under any circumstances.

15. CONVERTIBLE NOTE

On September 11, 2023, the Group entered into a securities purchase agreement with Jurchen Investment Corporation, the largest shareholder of the Company, pursuant to which the Group sold a secured convertible note in the aggregate principal amount of $3,000,000 (the “Sep 2023 Notes”). The Sep 2023 Notes are convertible into the Company’s Class A Ordinary Shares and have a maturity date that is 24 months from the issuance date, although upon such date the investor has the right to extend the term of the Sep 2023 Note for twelve (12) months or more or such term subject to mutual consent. On September 11, 2025, the Group entered into an extension agreement with Jurchen Investment Corporation to extend the Sep 2023 Notes further for 12 months. The Sep 2023 Notes have an interest rate of 6% per annum and a conversion price of $2.42 per share. The Company has the right to repay the principal amount of the Sep 2023 Notes, but in the case of such prepayment it must be paid in cash, unless otherwise agreed by both parties. The Sep 2023 Note is secured by a first priority lien and security interest on certain preferred shares that the Group owns (“Collateral”) (Note 4). Upon the Group’s disposal of all or a portion of the Collateral, the investor has the right, to request that the Group prepay the then-remaining outstanding balance of the Sep 2023 Note, in part or in full and the Group can make that payment in cash or in shares.

APTORUM GROUP LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Stated in U.S. Dollars)

16. SHARE BASED COMPENSATION

Share option plan

A summary of the option activity as of September 30, 2025 and 2024 and changes during the period is presented below:

	Number of share options	Weighted average exercise price $	Remaining contractual term in years	Aggregate Intrinsic value $
Outstanding, January 1, 2025	—	—	—
Outstanding, September 30, 2025	—	—	—	—
Exercisable, September 30, 2025	—	—	—	—
Vested, September 30, 2025	—	—	—	—

Outstanding, January 1, 2024	427,060	3.59	9.28	—

Exercised	(427,060)	1.49	—	1,436,963
Outstanding, September 30, 2024	—	—	—	—
Exercisable, September 30, 2024	—	—	—	—

The fair value of each stock option award is estimated on the date of grant using the Black-Scholes option pricing model under the following assumptions.

17. NET LOSS PER SHARE

The following table sets forth the computation of basic and diluted loss per share:

	For the nine months ended September 30,
	2025	2024
	(Unaudited)	(Unaudited)
Numerator:
Net loss attributable to Aptorum Group Limited	$(1,055,775)	$(3,347,906)
Denominator:
Basic and diluted weighted average shares outstanding	7,132,512	5,400,840

Basic and diluted loss per share	$(0.15)	$(0.62)

Basic loss per share is computed by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Diluted loss per share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. Potential dilutive securities are excluded from the calculation of diluted loss per share in loss periods as their effect would be anti-dilutive. For the nine months ended September 30, 2025 and 2024, the total number of share options, warrants and convertible notes excluded from the calculation of diluted earnings per share due to their anti-dilutive nature, are both 1,392,277.

18. COMMITMENTS AND CONTINGENCIES

Contingent payment obligation

As of September 30, 2025, the Group does not have any non-cancellable purchase commitments.

The Group has contingency payment obligations under each of the license agreements, such as milestone payments, royalties, research and development funding, if certain condition or milestone is met.

APTORUM GROUP LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Stated in U.S. Dollars)

18. COMMITMENTS AND CONTINGENCIES (cont.)

Milestone payments are to be made upon achievements of certain conditions, such as Investigational New Drugs (“IND”) filing or U.S. Food and Drug Administration (“FDA”) approval, first commercial sale of the licensed products, or other achievements. The aggregate amount of the milestone payments that the Group is required to pay up to different achievements of conditions and milestones for all the license agreements signed as of September 30, 2025 are as below:

Amount
(unaudited)
Drug molecules: up to the conditions and milestones of
From entering phase 1 to before first commercial sale	920,000
First commercial sale	800,000
Net sales amount more than certain threshold in a year	7,000,000
Subtotal	$8,720,000

For the nine months ended September 30, 2025 and 2024, the Group incurred $nil and $60,659 milestone payments respectively. For the nine months ended September 30, 2025 and 2024, the Group did not incur any royalties or research and development funding.

Legal proceedings

The Group is party to a lawsuit initially filed on notice on September 3, 2024, by Karen Cheung (“Plaintiff”) in the Supreme Court of the State of New York, County of New York (“State Court Action”) (Index No. 654541/2024), which sought relief arising from (i) violations of the federal Racketeer Influenced and Corrupt Organizations Act (“RICO”), 18 § U.S.C. 1961(c), (ii)conspiracy to violate RICO, 18 U.S.C. § 1961(d), (iii) fraud, (iii) breach of fiduciary duty, (iv) negligent misrepresentation, (v) unjust enrichment, (vi) civil conspiracy and (vii) violations of the federal Securities Act of 1933, 15 § U.S.C. 77a et. seq. On December 27, 2024, the Group filed a Notice of Removal in the U.S. District Court for the Southern District of New York (Case No.1:24-cv-09969-VSB-OTW) removing the State Court Action to federal court. On December 30, 2024, the Group filed a demand for service of the complaint on the Group. Plaintiff filed and served her Complaint on the Group on February 24, 2025, alleging claims for (i) violations of RICO 18 U.S.C. § 1962(c), (ii) conspiracy to violate RICO 18 U.S.C. § 1962(d), (iii) fraud; (iv) aiding and abetting breach of fiduciary duty, (v) unjust enrichment, and (vi) civil conspiracy. Following a motion, Plaintiff was granted leave to amend her Complaint and filed a First Amended Complaint on September 2, 2025. The parties entered into a briefing schedule on the Group’s anticipated motion to dismiss (“Motion to Dismiss”), and the Group filed its opening brief on the Motion to Dismiss on July 18, 2025. Plaintiff filed her opposition to the Motion to Dismiss on September 5, 2025, and the Company’s reply in support of the Motion to Dismiss is due on October 6, 2025. The Group continues to believe that Plaintiff’s claims have no merit. As such, the Group will continue to vigorously defend against Plaintiff’s claims. At this time, it is too early to estimate the costs and expenses of defending the lawsuit.

From time to time, the Group may be subject to certain legal proceedings, claims and disputes that arise in the ordinary course of business. Although the outcomes of these legal proceedings cannot be predicted, the Group does not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of income or liquidity.

19. SUBSEQUENT EVENTS

The Group has evaluated subsequent events through the date of issuance of the unaudited condensed consolidated financial statements. Except for the events disclosed elsewhere in the unaudited condensed financial statements and the following events with material financial impact on the Group’s unaudited condensed consolidated financial statement, no other subsequent event is identified that would have required adjustment or disclosure in the unaudited condensed consolidated financial statements.

On October 14, 2025, the Company completed a 1,000,000 Class A ordinary shares at a purchase price of $2.00 per share in a registered direct offering. The net proceeds to the Company from the offering were $1.716 million after deducting placement agent fees and other offering expenses payable by the Company. The Company also issued the Placement Agent’s designees warrants (the “Placement Agent Warrants”) to purchase up to 60,000 Class A Ordinary Shares, at an exercise price equal to $2.50 per share. The Placement Agent Warrants are exercisable immediately upon issuance on October 10, 2025 and expire on the earlier of 24 months from the effective date of a registration statement or October 10, 2030.

DIAMIR BIOSCIENCES CORP.
CONDENSED CONSOLIDATED BALANCE SHEETS

	November 30 2025	May 31 2025
	(Unaudited)	(Audited)
ASSETS
Current assets
Cash and cash equivalents	$84,890	$56,836
Accounts receivable	131,091	—
Prepaid expenses and other current assets	5,704	46,649
Total current assets	221,685	103,485

Property and equipment, net	17,195	20,029
Right of use asset, net	44,424	63,349
Intangible assets	197,761	197,761
Total assets	$481,065	$384,624

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities
Accounts payable and accrued expenses	$673,396	$231,858
Lease liability, current	38,442	41,383
Deferred revenue	—	43,982
Total current liabilities	711,838	317,223

Convertible notes payable	1,252,125	957,662
Lease liability, noncurrent	3,324	22,698
Income taxes payable	—	176,002
Total liabilities	1,967,287	1,473,585

Commitments and contingencies (Note 10)

Stockholders’ deficit
Preferred stock, $0.001 par value; 10,000,000 shares authorized; none issued or outstanding		—
Common stock, $0.001 par value; 100,000,000 shares authorized; 4,440,891 and 4,440,891 issued and outstanding at November 30, 2025 and May 31, 2025, respectively	4,441	4,441
Additional paid in capital	4,741,863	4,729,169
Accumulated deficit	(6,232,526)	(5,822,571)
Total stockholders’ deficit	(1,486,222)	(1,088,961)
Total liabilities and stockholders’ deficit	$481,065	$384,624

See accompanying notes to consolidated financial statements

DIAMIR BIOSCIENCES CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

	For the Six Months Ended November 30,
	2025	2024
Service revenue	$130,355	$—
Grant revenue	—	442,820
Total revenue	$130,355	$442,820

Operating costs and expenses
Cost of service revenue	93,016	—
Research and development	197,029	401,208
General and administrative	776,292	274,404
Total operating costs and expenses	1,066,337	675,612
Loss from operations	(935,982)	(232,792)

Other income/(expense)
Other income	408,638	—
Interest expense	(57,157)	(38,839)
Total other income/(expense)	351,481	(38,839)

Net loss before income taxes	(584,501)	(271,631)
Income tax (benefit) expense	(174,546)	10,901
Net loss	$(409,955)	$(282,532)

Net loss per common share, basic and diluted	$(0.09)	$(0.06)

Weighted average number of common shares outstanding
Basic and diluted	4,440,891	4,440,891

See accompanying notes to consolidated financial statements

DIAMIR BIOSCIENCES CORP.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT
(Unaudited)

	Common Stock		Additional Paid in Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount
Balance as of May 31, 2024	4,440,891	$4,441	$4,670,165	$(5,079,336)	$(404,730)
Stock compensation expense			20,418		20,418
Discount on note payable to founder			24,970		24,970
Net loss				(282,532)	(282,532)
Balance as of November 30, 2024	4,440,891	$4,441	$4,715,553	$(5,361,868)	$(641,874)
	Common Stock		Additional Paid in Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount
Balance as of May 31, 2025	4,440,891	$4,441	$4,729,169	$(5,822,571)	$(1,088,961)
Discount on note payable to founder			12,694		12,694
Net loss				(409,955)	(409,955)
Balance as of November 30, 2025	4,440,891	$4,441	$4,741,863	$(6,232,526)	$(1,486,222)

See accompanying notes to consolidated financial statements

DIAMIR BIOSCIENCES CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	For the Six Months Ended November 30,
	2025	2024
Cash flows from operating activities:
Net loss	$(409,955)	$(282,532)
Reconciliation of net loss to net cash used in operating activities:
Depreciation expense	9,772	10,155
Stock compensation	—	20,418
Noncash lease expense	18,925	18,378
Operating lease liabilities	(22,315)	(18,204)
Amortization of note discount	31,550	19,349
Increase (decrease) in cash resulting from changes in operating assets and liabilities
Accounts receivable	(131,091)	85,086
Prepaid expenses	40,945	(36,514)
Accounts payable and accrued expenses	441,538	12,941
Accrued interest	25,607	15,617
Deferred revenue	(43,982)	—
Income taxes payable	(176,002)	9,445
Net cash used in operating activities	(215,008)	(145,861)

Cash flows from investing activities:
Purchases of fixed assets	(6,938)	—
Net cash used in investing activities	(6,938)	—

Cash flows from financing activities:
Proceeds from notes payable	250,000	200,000
Net cash provided by financing activities	250,000	200,000

Net (decrease) increase in cash	28,054	54,139
Cash and cash equivalents at beginning of the year	56,836	70,276
Cash and cash equivalents at end of the period	$84,890	$124,415

Non-cash investing and financing activities:
Discounts on note payable to founder	$12,694	$24,970

Supplemental disclosure of cash flow information:
Cash paid for interest	$—	$—
Cash paid for taxes	$—	$—

See accompanying notes to consolidated financial statements

DIAMIR BIOSCIENCES CORP.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND PRINCIPAL ACTIVITIES

DiamiR Biosciences Corp. (“DiamiR” or the “Company”) is a molecular diagnostic company focused on developing noninvasive tests for early detection and monitoring of Mild Cognitive Impairment, Alzheimer’s, Parkinson’s, other neurodegenerative diseases, and cancer. The proprietary technology developed at the Company is based on quantitative analysis of circulating organ-enriched microRNAs in plasma. Short-term objectives of the Company include the development of Lab-Developed tests (LDTs) under CLIA guidelines based on the identified miRNA signatures. The tests will be used for screening, patient stratification, as well as disease and treatment monitoring. The Company’s patent portfolio includes United States patents, issued between 2014 and 2024 and set to expire between 2030 and 2038, and certain foreign counterparts, in seven patent families.

The Company was incorporated in 2014 and also operates through its wholly-owned subsidiary, DiamiR, LLC, which was incorporated as a limited liability company in Delaware in 2009. In 2014, the Company entered into a Share Exchange Agreement with DiamiR, LLC, pursuant to which the Company acquired 100% of the issued and outstanding units of DiamiR, LLC in a combination of entities under common control.

In July 2025, the Company entered into a definitive merger agreement with Aptorum Group Limited, a publicly traded Cayman Islands company (“Aptorum”). Pursuant to the merger agreement, if completed, shareholders of the Company would receive shares of the acquirer’s common stock in a share exchange. Accounting for the merger, if consummated, is not complete. Under the merger agreement, the Company’s outstanding convertible notes are expected to be converted to shares of common stock. Concurrent with the execution of the merger agreement, the companies entered into a management service agreement and a license agreement through the earlier of the closing of the merger or December 31, 2025 under which the Company will provide certain development services. In December 2025, the management service agreement and license agreement were extended through the earlier of the closing of the merger or March 31, 2026.

NOTE 2 — BASIS OF PRESENTATION

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by GAAP in the United States for complete financial statements and should be read in conjunction with the annual financial statements.

The Company currently operates in one business segment focusing on the development and commercialization of methods for the early detection and monitoring of neurodegenerative diseases. The Company is not organized by market and is managed and operated as one business. A single management team reports to the chief operating decision maker, the Chief Executive Officer, who comprehensively manages the entire business. The Company does not currently operate any separate lines of business or separate business entities.

Going Concern

The Company has a limited operating history and has incurred a net loss of $743,235 and $614,405 for the years ended May 31, 2025 and 2024, respectively, and $409,955 in the six months ended November 30,2025. The Company used net cash $313,440 in the year ended May 31, 2025 and $215,008 in the six months ended November 30, 2025 for operating activities.

Since the inception of the Company, the operations of the Company have been funded primarily through capital contributions and loans of its founders as well as grant funding, primarily received through the U.S. Department of Treasury and the National Institutes of Health (“NIH”). Management believes this capital is insufficient to fund the Company’s operations for the next twelve months. Management does not anticipate that the Company’s existing working capital alone will be sufficient to fund its operations through the successful development and commercialization of products. As a result, the Company will need to raise additional capital to fund its operations and continue to conduct activities to support its product development and commercialization activities. Management may raise additional funds by way of a public or private offering or may be awarded additional grants

DIAMIR BIOSCIENCES CORP.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — BASIS OF PRESENTATION (cont.)

Management cannot be certain that additional funding will be available on acceptable terms, or at all. To the extent that the Company raises additional funds by issuing equity securities, the Company’s shareholders may experience significant dilution. Any debt financing, if available, may involve restrictive covenants that impact the Company’s ability to conduct business. If the Company is not able to raise additional capital when required or on acceptable terms, the Company may have to (i) significantly delay, scale back or discontinue the development and/or commercialization of one or more product candidates; (ii) seek collaborators for product candidates at an earlier stage than otherwise would be desirable and on terms that are less favorable than might otherwise be available; or (iii) relinquish or otherwise dispose of rights to technologies, product candidates or products that the Company would otherwise seek to develop or commercialize.

These conditions raise substantial doubt about the Company’s ability to continue as a going concern within twelve months after the date these consolidated financial statements are available to be issued. The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates, among other things, the realization of assets and satisfaction of liabilities in the normal course of business. The consolidated financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of these consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and disclosed in the accompanying notes. Actual results may differ from those estimates and such differences may be material to the consolidated financial statements.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of DiamiR Biosciences Corp. and its wholly-owned subsidiary, DiamiR, LLC (collectively referred to as the “Company”). There are no material intercompany transactions.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with a maturity of six months or less when purchased to be cash equivalents. The Company had no cash equivalents as of November 30, 2025 and May 31, 2025.

Related Parties

Parties are considered related to the Company if the parties that, directly or indirectly, through one or more intermediaries, control, are controlled by, or are under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management and other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. The Company discloses all related party transactions. All transactions are recorded at fair value of the goods or services exchanged. See note 8, Convertible Notes Payable.

Research and Development Expenses

The Company expenses the cost of research and development as incurred. Research and development expenses comprise costs incurred in performing research and development activities, including clinical study costs, contracted services, and other external costs. Nonrefundable advance payments for goods and services that will be used in future

DIAMIR BIOSCIENCES CORP.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

research and development activities are expensed when the activity is performed or when the goods have been received, rather than when payment is made, in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 730, Research and Development.

Equipment

Equipment is carried at cost and depreciated on a straight-line basis over the estimated useful lives of the assets. The cost of repairs and maintenance is expensed as incurred; major replacements and improvements are capitalized. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any resulting gains or losses are included in income in the year of disposition. The Company examines the possibility of decreases in the value of fixed assets when events or changes in circumstances reflect the fact that their recorded value may not be recoverable.

Accounting for Income Taxes

The Company recognizes deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred tax liabilities and assets are determined based on the difference between the financial statement basis and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The Company estimates the degree to which tax assets and credit carryforwards will result in a benefit based on expected profitability by tax jurisdiction. A valuation allowance for such tax assets and loss carryforwards is provided when it is determined to be more likely than not that the benefit of such deferred tax asset will not be realized in future periods. Tax benefits of operating loss carryforwards are evaluated on an ongoing basis, including a review of historical and projected future operating results, the eligible carryforward period, and other circumstances. If it becomes more likely than not that a tax asset will be used, the related valuation allowance on such assets would be reduced.

Fair Value of Financial Instruments

ASC 820, Fair Value Measurement and Disclosures, requires all entities to disclose the fair value of financial instruments, both assets and liabilities for which it is practicable to estimate fair value, and defines fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. As of November 30, 2025 and May 31, 2025, the recorded values of cash, accounts receivable, accounts payable and accrued expenses, and convertible note payable to founder approximate the fair values due to the short-term nature of the instruments. See note 8, Convertible Notes Payable.

The Company determines the fair value of financial and non-financial assets using the highest-level inputs available in the fair value hierarchy, which establishes six levels of inputs that may be used to measure fair value as follows:

Level 1:	Inputs that reflect unadjusted quoted prices in active markets that are accessible for identical assets or liabilities;
Level 2:	Inputs include quoted prices for similar assets and liabilities in active or inactive markets or that are observable for the asset or liability either directly or indirectly; and
Level 3:	Unobservable inputs that are supported by little or no market activity.

Since inception, the Company has made certain fair value estimates that are not recurring, generally related to share values and expected volatility, compensation expense and interest expense. Such estimates involve management’s review of available information of comparable companies and are therefore, generally unobservable Level 3 inputs.

DIAMIR BIOSCIENCES CORP.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Concentrations of Credit Risk

Cash, cash equivalents and accounts receivable potentially subject the Company to concentration of credit risk. Cash and cash equivalents are held at U.S. FDIC-insured financial institutions and the amounts on deposit are sometimes above the FDIC insured limits of up to $250,000 per account.

Intangible Assets

The Company records acquired intangible assets based on fair value on the date of acquisition. Finite-lived intangible assets are recorded at cost and amortized on a straight-line basis over the estimated lives of the assets. Indefinite-lived intangible assets are not subject to amortization.

Impairment of Long-lived Assets

The Company assesses impairment of asset groups, including intangible assets, when events or changes in circumstances indicate that their carrying amount may not be recoverable. Long-lived assets consist of property and equipment, net, right of use assets and other intangible assets, net. Circumstances which could trigger a review include, but are not limited to: (i) changes in Company plans; (ii) competition; (iii) significant adverse changes in the business climate or legal or regulatory factors; (iv) or, expectations that the asset will more likely than not be sold or disposed of significantly before the end of its estimated useful life. If the estimated future undiscounted cash flows, excluding interest charges, from the use of an asset are less than its carrying value, a write-down would be recorded to reduce the related asset to its estimated fair value. The Company recorded no impairment charges in the six months ended November 30, 2025 and November 30, 2024.

Patent Costs

The Company has no experience or historical data to support a probable future economic benefit for the arising patent application, filing and prosecution costs. Therefore, patent costs were expensed as incurred. Should the Company experience a legal cost to defend the patent in the future, that cost would be capitalized only when it is part of the cost of retaining and obtaining the future economic benefit of the patent. Costs related to an unsuccessful outcome would be expensed.

Revenue

Grant revenue — Government assistance

The Company’s primary source of revenue has been grant revenue from non-customers. The Company applies the provisions of ASC Topic 958, Not-For-Profit Entities, applicable to contributions received and recognizes grant revenue as qualified expenses are incurred. In the years ended May 31, 2025 and 2024, all grant revenue was received from the National Institutes of Health (“NIH”). As of May 31, 2025, the Company has used all funding available under the grants.

Under these NIH grants, the Company received funds monthly on a cost-reimbursement basis for agreed-upon direct and indirect costs for specific research and development activities, together with a specified fee. Allowable direct costs included personnel costs, fees for laboratory and other contract services and supplies, among others.

The Company was responsible for performing research and development activities but was not required to achieve any specified identified results. Accordingly, these grants did not contain general payback provisions. However, the Company’s performance, costs and compliance are subject to periodic review and audit and the Company may be required to repay funds already received in the event of noncompliance. Grant-years ending after May 31, 2024 remained subject to review as of November 30, 2025.

DIAMIR BIOSCIENCES CORP.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Revenue from customers

The Company recognizes service revenue from customers in accordance with FASB Topic 606, Revenue from Contracts with Customers (“ASC 606”). Under ASC 606, the Company recognizes revenue when (or as) customers obtain control of promised goods or services, in an amount that reflects the consideration which is expected to be received in exchange for those goods or services. The Company recognizes revenue following the five-step model prescribed under ASC 606: (i) identify contract(s) with a customer; (ii) identify the performance obligation(s) in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligation(s) in the contract; and (v) recognize revenues when (or as) the Company satisfies a performance obligation. The Company applies the provisions of ASC 606 to an arrangement when a substantive contract exists and collectability is probable.

The Company’s deferred revenue represents amounts invoiced in excess of revenue earned and relates to fees for the Company’s laboratory testing services. The deferred revenue is expected to be recognized as revenue within a year, as samples are tested in accordance with customer specifications. There is no variable consideration. Customer acquisition costs are not significant.

Contract assets and deferred revenues related to contracts with customers consist of the following as of November 30, 2025 and May 31, 2025:

	Contract assets			Contract liabilities Deferred revenue
	Contract costs	Unbilled revenue	Total
May 31, 2024	$—	$—	$—	$—
Net change due to billings	—	—	—	43,982
Revenue recognized	—	—	—	—
May 31, 2025	—	—	—	43,982
Net change due to billings	—	86,373	86,373	—
Revenue recognized	—	86,373	86,373	43,982
November 30, 2025	$—	$—	$—	$—

Other income

In the six months ended November 30, 2025, the Company’s other revenue consists of fees received under a management services agreement with Aptorum Group Ltd. (“Aptorum”). In July 2025, the Company entered into a definitive merger agreement with Aptorum. Concurrent with the execution of the merger agreement, the companies entered into a management services agreement under which the Company will provide certain development and management services through earlier of a closing of the merger or December 31, 2025. The services to be provided by the Company under the agreement are employee services that do not vary significantly in nature on a periodic basis and the Company recognizes income in equal monthly amounts. As of November 30, 2025, $88,700 of management services revenue is included in accounts receivable.

Accounting for Derivative Financial Instruments

The Company evaluates stock options, stock warrants or other contracts to determine if those contracts or embedded components of those contracts qualify as derivatives to be separately accounted for under the relevant sections of ASC Topic 815-40, Derivative Instruments and Hedging: Contracts in Entity’s Own Equity (“ASC Topic 815-40”) and ASC Topic 470, Debt. The result of this accounting treatment could be that the fair value of a financial instrument is classified as a derivative instrument and is marked-to-market at each balance sheet date and recorded as a liability. Financial instruments that are initially classified as equity that become subject to reclassification under ASC Topic 815-40 are reclassified to a liability account at the fair value of the instrument on the reclassification date. The Company has no financial instruments meeting the criteria for derivative accounting as of November 30, 2025 and May 31, 2025.

DIAMIR BIOSCIENCES CORP.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Stock Based Compensation

The Company accounts for share-based compensation arrangements with employees and non-employees using a fair value method which requires the recognition of compensation expense for costs related to all share-based payments including share options. The fair value method requires the Company to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model. The Company uses the Black-Scholes option-pricing model to estimate the fair value of options granted that are expensed on a straight-line basis over the requisite service period, which is generally the vesting period. The Company accounts for forfeitures as they occur.

Leases

The Company accounts for its operating leases under ASC 842, Leases. Accordingly, the Company determines whether a contract is, or contains, a lease at inception. Right-of-use assets represent the Company’s right to use an underlying asset during the lease term, and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Right-of-use assets and lease liabilities are recognized at lease commencement based upon the estimated present value of unpaid lease payments over the lease term. The Company uses its incremental borrowing rate based on the information available at lease commencement in determining the present value of unpaid lease payments.

Convertible Notes Payable

Debt issuance costs and discounts (premiums) related to notes payable are reported as direct deductions (increases) to the outstanding debt and amortized over the term of the debt using the effective interest method as an addition (reduction) to interest expense.

Segment Information

FASB ASC 280, Segment Reporting (“ASC 280”), establishes standards for reporting information about operating segments. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. The Company performs research and development activities of its own and for others substantially in one location using resources common to internal research activities and revenue-producing services, which have been limited to date. Accordingly, the Company’s chief operating decision maker (“CODM”), the Executive Chairman, manages the Company’s business activities as a single operating and reportable segment at the consolidated level using cash flow and EBITDA measures to allocate resources and assess performance. Further, the CODM reviews and utilizes functional expenses (personnel, other research and development, and general and administrative) at the consolidated level to manage the Company’s operations. Other segment items included in consolidated net income are depreciation and amortization, stock based compensation, interest expense and the provision for income taxes.

Recently Issued Accounting Pronouncements

In November 2024, the FASB issued Accounting Standards Update No. 2024-03, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Topic 220): Disaggregation of Income Statement Expenses (“ASU 2024-03”). ASU 2024-03 requires additional disclosure of certain amounts included in the expense captions presented on the condensed consolidated statement of operations as well as disclosures about selling expenses. The ASU is effective on a prospective basis, with the option for retrospective application, for annual periods beginning after December 15, 2026 and interim reporting periods beginning after December 15, 2027. Early adoption is permitted for annual financial statements that have not yet been issued. The Company is currently evaluating the impact of ASU 2024-03 on its condensed consolidated financial statements and related disclosures.

There are no other recently issued accounting pronouncements that the Company believes might have a material impact on its financial position or results of operations.

DIAMIR BIOSCIENCES CORP.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 — ACCOUNTS RECEIVABLE

Accounts receivable consists of the following:

	November 30, 2025	May 31, 2025
Contracts with customers	$42,391	$—
Management services revenue from Aptorum	88,700	—
Total	$131,091	$—

NOTE 5 — PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	November 30, 2025	May 31, 2025
Advances to suppliers	$—	$45,252
Other	5,704	1,397
Total	$5,704	$46,649

NOTE 6 — INTANGIBLE ASSETS

In the Company’s fiscal year ended May 31, 2021, the Company acquired laboratory assets and operations, including the laboratory’s CLIA certification and its state operating licenses from a provider of molecular diagnostic tests. The Company allocated $197,761 of the total purchase price to the certification and licenses, which it considers indefinite-lived intangible assets.

NOTE 7 — ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consist of the following:

	November 30, 2025	May 31, 2025
Outside services	$643,784	$220,411
Employee compensation	19,248	5,884
Other	10,364	5,563
Total	$673,396	$231,858

NOTE 8 — CONVERTIBLE NOTES PAYABLE

Convertible notes payable consist of the following:

	November 30, 2025	May 31, 2025
Executive director	$1,060,565	$872,245
Former Chief Scientific Officer	89,782	85,417
Investor	101,778	—
Total	$1,252,125	$957,662

In the six months ended November 30, 2025, the Company amended its outstanding convertible note (“Founder Note”) to one founder to reflect additional borrowings of $150,000 during the period. Other terms and conditions of the Founder Note were not affected. The notes call for interest at 4% per annum. The Company estimates that the nominal interest rate on the Founder Note was less than rates that may be obtained from third parties and recorded a discount of $12,694 on the additional borrowing at an estimated effective rate of 9.5%, as an addition to paid-in

DIAMIR BIOSCIENCES CORP.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 — CONVERTIBLE NOTES PAYABLE (cont.)

capital. The Company has recorded previous discounts on its founder notes, calculated at an estimated effective rates between 9.5% and 10%, as additions to paid-in capital. Unamortized discounts presented as a deduction from the face amount of the Notes amounted to $77,475 and $96,332 as of November 30, 2025 and May 31, 2025, respectively.

In the six months ended November 30, 2025, the Company issued a convertible note (“Investor Note”) to an investor reflecting borrowings of $100,000 during the period. No payments of principal or interest on the Investor Note are required prior to maturity on December 31, 2026. The notes call for interest at 10% per annum and are convertible at a conversion price of $1.80 per share of Aptorum common stock stock upon completion of the merger with Aptorum, or upon the Company’s next equity financing involving the Company’s sale of its equity securities to third party investors at a conversion price based on the financing. Upon any conversion, all unpaid principal and accrued unpaid interest on the Investor Note will be exchanged for the Company’s securities at the lowest per unit price for securities sold to third parties in the next equity financing.

With respect to all of the Company’s convertible notes, no payments of principal or interest are required prior to maturity on December 31, 2026 and are convertible upon the Company’s next equity financing involving the Company’s sale of its equity securities to third party investors. Upon any conversion related to an equity financing, all unpaid principal and accrued unpaid interest on the Notes will be exchanged for the Company’s securities at the lowest per unit price for securities sold to third parties in the next equity financing.

In addition, the notes are due upon demand at the option of the holder when there is a liquidation event, which shall include:

(i)     The closing of the sale, lease, transfer or other disposition of all or substantially all of the assets of Company or the grant of any exclusive license to any material portion of the Company’s intellectual property;

(ii)    The consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold, directly or indirectly, at least fifty percent (50%) of the voting power of the capital stock of the Company or the surviving or acquiring entity);

(iii)   The closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company’s securities), of the Company’s securities if, after such closing, such person or group of affiliated persons would hold, directly or indirectly, fifty percent (50%) or more of the outstanding voting stock of the Company (or the surviving or acquiring entity);

(iv)   An initial public offering of securities by Company or one of its subsidiaries; or

(v)    A liquidation, dissolution or winding up of the Company.

Interest expense

Interest expense consists of the following in the six months ended November 30:

	2025	2024
Interest on notes	$25,607	$19,490
Amortization of discount	31,550	19,349
Total	$57,157	$38,839

DIAMIR BIOSCIENCES CORP.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 — COMMITMENTS AND CONTINGENCIES

Legal

The Company is not involved in any legal matters arising in the normal course of business. While incapable of estimation, in the opinion of the management, the individual regulatory and legal matters in which it might involve in the future are not expected to have a material adverse effect on the Company’s financial position, results of operations, or cash flows.

Advisory Fees

In the three months ended August 31, 2025, the Company entered into a financial advisory agreement with H.C. Wainwright & Co., LLC (“Wainwright”), with Wainwright to act as exclusive financial advisor to the company in connection with the merger with Aptorum. As compensation for its services, upon the consummation of the Merger, Wainwright will receive common stock purchase warrants to purchase up to a number of shares of common stock of the combined company equal to $500,000 divided by the closing price of the combined company’s common stock on the date of consummation of the Merger, which warrants shall have an exercise price of $0.01 per share and a term of exercise of five years. In the event that the company (or the combined company) consummates one or more financing transactions, with gross proceeds of at least $4,000,000 following the execution of the Merger Agreement through and including the consummation of the Merger and within 90 days thereafter, Wainwright shall receive a cash fee of $250,000, which cash fee shall be paid in lieu of a number of warrants equal to $250,000. The Executive Director and co-founder of the company, is currently a managing director of Wainwright.

NOTE 10 — STOCKHOLDERS’ EQUITY

Stock-Based Compensation

The Company maintains stock option plans, under which shares are available for issuance of stock-based awards under terms established by the board of directors. Through November 30, 2025, awards under the plans generally consisted of stock options with exercise prices equal to the estimated fair market value of the Company’s common stock, vesting and service conditions of 18 months to three years without market or performance conditions and ten-year lives, and to restricted stock units with performance conditions. As of May 31, 2025, 600,000 shares remain available for future grant under the 2024 Stock Option Plan.

In the six months ended November 30, 2025, stock-based compensation expense amounted to $0. In the six months ended November 30, 2024, stock-based compensation expense amounted to $20,418, which is included in research and development expenses. As of November 30, 2025, unrecognized stock-based compensation expense related to options for which vesting is considered probable was $0.

As of November 30, 2025, unrecognized stock-based compensation expense related to options for which vesting is not considered probable was $1,093,712. As of November 30, 2025, the grant-date fair value and unrecognized compensation expense related to restricted stock units for which vesting is not considered probable was $652,080.

Founder Contribution

In six months ended November 30, 2025 and 2024, its founders made contributions to the Company in the form of a loans with interest rates below market. The Company recorded a discounts on the loans of $12,694 and $24,970 in the six months ended November 30, 2025 and 2024, respectively, as additional paid-in capital.

Warrant

In the six months ended November 30, 2024, the holder agreed to exchange 29,336 warrants to purchase shares of our common stock exercisable at a price of $5.87 per share, for 29,336 shares of our Common Stock in the event of a public offering of securities by the Company prior to January 1, 2025. The warrant expired in the year ended May 31, 2025, in accordance with its terms.

DIAMIR BIOSCIENCES CORP.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 — INCOME TAXES

As of November 30, 2025 and May 31, 2025, the Company’s net deferred tax assets consisted primarily of research and development expenses and stock compensation A valuation allowance has been provided against its net deferred tax assets as, based on all available evidence, it is considered more likely than not that the deferred tax assets will not be realized in future periods.

Uncertain tax positions are evaluated based on the facts and circumstances that exist at each reporting period. Subsequent changes in judgment based upon new information may lead to changes in recognition, derecognition, and measurement. Adjustment may result, for example, upon resolution of an issue with the taxing authorities or expiration of a statute of limitations barring an assessment for an issue. The Company recognizes a tax benefit from an uncertain tax position when it is more-likely-than-not that it will be sustained upon examination by tax authorities.

Income tax expense in the six months ended November 30, 2024 reflects increases in unrecognized tax benefits related to current deductions for certain funded research and development expenses subject to interpretations of applicable tax law, in excess of available net operating carryforwards. Income tax expense in the six months ended November 30, 2025 reflects the reversal of prior-period provisions for such unrecognized tax benefits. On July 4, 2025, H.R.1, the One Big Beautiful Bill Act (“OBBBA”) was enacted in the United States. The OBBB eliminates the requirement under Internal Revenue Code Section 174 to capitalize and amortize U.S.-based research and experimental expenditures over five years, making these expenditures fully deductible in the period incurred, among other provisions.

NOTE 12 — LOSS PER SHARE

The following common stock equivalents have been excluded from the calculation of loss per share because their effects would be antidilutive in the six months ended November 30:

	2025	2024
Stock options	441,750	511,950
Restricted stock	88,000	88,000
Warrants	—	29,336

Additional shares are issuable under the Company’s convertible notes, the amount of which is dependent on future events.

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of

DiamiR Biosciences Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of DiamiR Biosciences Corp. (the “Company”) as of May 31, 2025, the related consolidated statements of operations, stockholders’ deficit and cash flows for the year ended May 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of May 31, 2025, and the results of its operations and its cash flows for the year ended May 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph — Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 2, the Company has a significant working capital deficiency, has incurred significant losses and needs to raise additional funds to meet its obligations and sustain its operations. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

The financial statements of the Company as of and for the year ended May 31, 2024, were audited by Marcum LLP, whose report dated July 16, 2024, except for Note 15, Subsequent Events, as to which the date is August 1, 2024, expressed an unmodified opinion on those statements and included an explanatory paragraph as to the Company’s ability to continue as a going concern.

/s/ CBIZ CPAs P.C.

CBIZ CPAs P.C.

We have served as the Company’s auditor since 2023 (such date takes into account the acquisition of the attest business of Marcum llp by CBIZ CPAs P.C. effective November 1, 2024).

New York, NY
October 6, 2025

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of

DiamiR Biosciences Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of DiamiR Biosciences Corp. (the “Company”) as of May 31, 2024, the related consolidated statements of operations, changes in stockholders’ deficit and cash flows for the year ended May 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of May 31, 2024, and the results of its operations and its cash flows for the year ended May 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph — Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 2, the Company has incurred significant losses and needs to raise additional funds to meet its obligations and sustain its operations. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Marcum  LLP

Marcum LLP

We have served as the Company’s auditor from 2023 to 2025.

New York, NY

July 16, 2024, except for Note 15, Subsequent Events, as to which the date is August 1, 2024

DIAMIR BIOSCIENCES CORP.

CONSOLIDATED BALANCE SHEETS

	May 31,
	2025	2024
ASSETS
Current assets
Cash and cash equivalents	$56,836	$70,276
Accounts receivable	—	89,281
Prepaid expenses and other current assets	46,649	120,139
Total current assets	103,485	279,696

Property and equipment, net	20,029	40,857
Right of use asset, net	63,349	61,519
Intangible assets	197,761	197,761
Total assets	$384,624	$579,833

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities
Accounts payable and accrued expenses	$231,858	$148,648
Lease liability, current	41,383	40,178
Deferred revenue	43,982	—
Total current liabilities	317,223	188,826

Convertible notes payable to founder	957,662	614,182
Lease liability, noncurrent	22,698	22,036
Income taxes payable	176,002	159,519
Total liabilities	1,473,585	984,563

Commitments and contingencies (Note 9)	—	—

Stockholders’ deficit
Preferred stock, $0.001 par value; 10,000,000 shares authorized; none issued or outstanding	—	—
Common stock, $0.001 par value; 100,000,000 shares authorized; 4,440,891 issued and outstanding at May 31, 2025 and 2024	4,441	4,441
Additional paid in capital	4,729,169	4,670,165
Accumulated deficit	(5,822,571)	(5,079,336)
Total stockholders’ deficit	(1,088,961)	(404,730)
Total liabilities and stockholders’ deficit	$384,624	$579,833

See accompanying notes to consolidated financial statements

DIAMIR BIOSCIENCES CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Years Ended May 31,
	2025	2024
Grant revenue	$531,729	$1,319,531
Other revenue	100,000
Total revenue	631,729	1,319,531

Operating costs and expenses
Research and development	650,591	1,156,860
General and administrative	624,388	614,074
Total operating costs and expenses	1,274,979	1,770,934
Loss from operations	(643,250)	(451,403)

Other expense
Interest expense	82,046	48,599
Total other expense	82,046	48,599

Net loss before income taxes	(725,296)	(500,002)
Income taxes	17,939	114,403
Net loss	$(743,235)	$(614,405)

Net loss per common share, basic and diluted	$(0.17)	$(0.14)

Weighted average number of common shares outstanding
Basic and diluted	4,440,891	4,440,891

See accompanying notes to consolidated financial statements

DIAMIR BIOSCIENCES CORP.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT

	Common Stock		Additional Paid in Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount
Balance as of May 31, 2023	4,440,891	$4,441	$4,440,256	$(4,464,931)	$(20,234)
Stock compensation expense			194,846		194,846
Discount on note payable to founder			35,063		35,063
Net loss	—	—	—	(614,405)	(614,405)
Balance as of May 31, 2024	4,440,891	$4,441	$4,670,165	$(5,079,336)	$(404,730)
Stock compensation expense			24,312		24,312
Discount on note payable to founder			34,692		34,692
Net loss	—	—	—	(743,235)	(743,235)
Balance as of May 31, 2025	4,440,891	$4,441	$4,729,169	$(5,822,571)	$(1,088,961)

See accompanying notes to consolidated financial statements

DIAMIR BIOSCIENCES CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended May 31,
	2025	2024
Cash flows from operating activities:
Net loss	$(743,235)	$(614,405)
Reconciliation of net loss to net cash used in operating activities:
Depreciation expense	20,828	20,052
Stock compensation	24,312	194,846
Deferred offering costs expensed	150,526	—
Noncash lease expense	(1,830)	(8,450)
Operating lease liabilities	1,867	7,115
Amortization of note discount	43,538	25,367
Increase (decrease) in cash resulting from changes in operating assets and liabilities
Accounts receivable	89,281	(89,281)
Prepaid expenses	(77,036)	(89,334)
Accounts payable and accrued expenses	83,210	108,997
Accrued interest	34,634	23,232
Deferred revenue	43,982	—
Income taxes payable	16,483	112,947
Net cash used in provided by operating activities	(313,440)	(308,914)

Cash flows from investing activities:
Purchases of fixed assets	—	(1,278)
Net cash used in investing activities	—	(1,278)

Cash flows from financing activities:
Proceeds from notes payable to founder	300,000	200,000
Net cash provided by financing activities	300,000	200,000

Net decrease in cash	(13,440)	(110,192)
Cash and cash equivalents at beginning of the year	70,276	180,468
Cash and cash equivalents at end of the year	$56,836	$70,276

Non-cash investing and financing activities:
Discounts on note payable to founder	$34,692	$35,063

Supplemental disclosure of cash flow information:
Cash paid for interest	$—	$—
Cash paid for taxes	$1,456	$1,456

See accompanying notes to consolidated financial statements

DIAMIR BIOSCIENCES CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND PRINCIPAL ACTIVITIES

DiamiR Biosciences Corp. (“DiamiR” or the “Company”) is a molecular diagnostic company focused on developing noninvasive tests for early detection and monitoring of Mild Cognitive Impairment, Alzheimer’s, Parkinson’s, other neurodegenerative diseases, and cancer. The proprietary technology developed at the Company is based on quantitative analysis of circulating organ-enriched microRNAs in plasma. Short-term objectives of the Company include the development of Lab-Developed tests (LDTs) under CLIA guidelines based on the identified miRNA signatures. The tests will be used for screening, patient stratification, as well as disease and treatment monitoring. The Company’s patent portfolio includes United States patents, issued between 2014 and 2024 and set to expire between 2030 and 2038, and certain foreign counterparts, in seven patent families.

The Company was incorporated in 2014 and also operates through its wholly-owned subsidiary, DiamiR, LLC, which was incorporated as a limited liability company in Delaware in 2009. In 2014, the Company entered into a Share Exchange Agreement with DiamiR, LLC, pursuant to which the Company acquired 100% of the issued and outstanding units of DiamiR, LLC in a combination of entities under common control.

NOTE 2 — BASIS OF PRESENTATION

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and include all adjustments necessary for the fair presentation of the Company’s financial position for the periods presented.

The Company currently operates in one business segment focusing on the development and commercialization of methods for the early detection and monitoring of neurodegenerative diseases. The Company is not organized by market and is managed and operated as one business. A single management team reports to the chief operating decision maker, the Chief Executive Officer, who comprehensively manages the entire business. The Company does not currently operate any separate lines of business or separate business entities.

Going Concern

The Company has a limited operating history and has incurred a net loss of $743,235 and $614,405 for the years ended May 31, 2025 and 2024, respectively, and had net cash used in operating activities of $313,440 for the year ended May 31, 2025.

Since the inception of the Company, the operations of the Company have been funded primarily through capital contributions and loans of its founders as well as grant funding, primarily received through the U.S. Department of Treasury and the National Institutes of Health (“NIH”). Management believes this capital is insufficient to fund the Company’s operations for the next twelve months. Management does not anticipate that the Company’s existing working capital alone will be sufficient to fund its operations through the successful development and commercialization of products. As a result, the Company will need to raise additional capital to fund its operations and continue to conduct activities to support its product development and commercialization activities. Management may raise additional funds by way of a public or private offering or may be awarded additional grants

Management cannot be certain that additional funding will be available on acceptable terms, or at all. To the extent that the Company raises additional funds by issuing equity securities, the Company’s shareholders may experience significant dilution. Any debt financing, if available, may involve restrictive covenants that impact the Company’s ability to conduct business. If the Company is not able to raise additional capital when required or on acceptable terms, the Company may have to (i) significantly delay, scale back or discontinue the development and/or commercialization of one or more product candidates; (ii) seek collaborators for product candidates at an earlier stage than otherwise would be desirable and on terms that are less favorable than might otherwise be available; or (iii) relinquish or otherwise dispose of rights to technologies, product candidates or products that the Company would otherwise seek to develop or commercialize.

DIAMIR BIOSCIENCES CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — BASIS OF PRESENTATION (cont.)

These conditions raise substantial doubt about the Company’s ability to continue as a going concern within twelve months after the date these consolidated financial statements are available to be issued. The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates, among other things, the realization of assets and satisfaction of liabilities in the normal course of business. The consolidated financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of these consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and disclosed in the accompanying notes. Actual results may differ from those estimates and such differences may be material to the consolidated financial statements.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of DiamiR Biosciences Corp. and its wholly-owned subsidiary, DiamiR, LLC (collectively referred to as the “Company”). There are no material intercompany transactions.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with a maturity of three months or less when purchased to be cash equivalents. The Company had no cash equivalents as of May 31, 2025 and May 31, 2024.

Related Parties

Parties are considered related to the Company if the parties that, directly or indirectly, through one or more intermediaries, control, are controlled by, or are under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management and other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. The Company discloses all related party transactions. All transactions are recorded at fair value of the goods or services exchanged. See note 8, Convertible Notes Payable — Founders.

Research and Development Expenses

The Company expenses the cost of research and development as incurred. Research and development expenses comprise costs incurred in performing research and development activities, including clinical study costs, contracted services, and other external costs. Nonrefundable advance payments for goods and services that will be used in future research and development activities are expensed when the activity is performed or when the goods have been received, rather than when payment is made, in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 730, Research and Development.

Property and Equipment

Equipment is carried at cost and depreciated on a straight-line basis over the estimated useful lives of the assets. The cost of repairs and maintenance is expensed as incurred; major replacements and improvements are capitalized. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any

DIAMIR BIOSCIENCES CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

resulting gains or losses are included in income in the year of disposition. The Company examines the possibility of decreases in the value of fixed assets when events or changes in circumstances reflect the fact that their recorded value may not be recoverable.

Accounting for Income Taxes

The Company recognizes deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred tax liabilities and assets are determined based on the difference between the financial statement basis and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The Company estimates the degree to which tax assets and credit carryforwards will result in a benefit based on expected profitability by tax jurisdiction. A valuation allowance for such tax assets and loss carryforwards is provided when it is determined to be more likely than not that the benefit of such deferred tax asset will not be realized in future periods. Tax benefits of operating loss carryforwards are evaluated on an ongoing basis, including a review of historical and projected future operating results, the eligible carryforward period, and other circumstances. If it becomes more likely than not that a tax asset will be used, the related valuation allowance on such assets would be reduced.

Fair Value of Financial Instruments

ASC 820, Fair Value Measurement and Disclosures, requires all entities to disclose the fair value of financial instruments, both assets and liabilities for which it is practicable to estimate fair value, and defines fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. As of May 31, 2025 and 2024, the recorded values of cash, accounts receivable, accounts payable and accrued expenses, and convertible note payable to founder approximate the fair values due to the short-term nature of the instruments. See note 8, Convertible Notes Payable — Founder.

The Company determines the fair value of financial and non-financial assets using the highest level inputs available in the fair value hierarchy, which establishes three levels of inputs that may be used to measure fair value as follows:
Level 1:	Inputs that reflect unadjusted quoted prices in active markets that are accessible for identical assets or liabilities;
Level 2:	Inputs include quoted prices for similar assets and liabilities in active or inactive markets or that are observable for the asset or liability either directly or indirectly; and
Level 3:	Unobservable inputs that are supported by little or no market activity.

Since inception, the Company has made certain fair value estimates that are not recurring, generally related to share values and expected volatility, compensation expense and interest expense. Such estimates involve management’s review of available information of comparable companies and are therefore, generally nonobservable Level 3 inputs.

Concentrations of Credit Risk

Cash, cash equivalents and accounts receivable potentially subject the Company to concentration of credit risk. Cash and cash equivalents are held at U.S. FDIC-insured financial institutions and the amounts on deposit are sometimes above the FDIC insured limits of up to $250,000 per account.

Intangible Assets

The Company records acquired intangible assets based on fair value on the date of acquisition. Finite-lived intangible assets are recorded at cost and amortized on a straight-line basis over the estimated lives of the assets. Indefinite-lived intangible assets are not subject to amortization.

DIAMIR BIOSCIENCES CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Impairment of Long-lived Assets

The Company assesses impairment of asset groups, including intangible assets, when events or changes in circumstances indicate that their carrying amount may not be recoverable. Long-lived assets consist of property and equipment, net, right of use assets and other intangible assets, net. Circumstances which could trigger a review include, but are not limited to: (i) changes in Company plans; (ii) competition; (iii) significant adverse changes in the business climate or legal or regulatory factors; (iv) or, expectations that the asset will more likely than not be sold or disposed of significantly before the end of its estimated useful life. If the estimated future undiscounted cash flows, excluding interest charges, from the use of an asset are less than its carrying value, a write-down would be recorded to reduce the related asset to its estimated fair value. The Company recorded no impairment charges in the years ended May 31, 2025 and 2024.

Patent Costs

The Company has no experience or historical data to support a probable future economic benefit for the arising patent application, filing and prosecution costs. Therefore, patent costs were expensed as a general and administrative expense as incurred. Should the Company experience a legal cost to defend the patent in the future, that cost would be capitalized only when it is part of the cost of retaining and obtaining the future economic benefit of the patent. Costs related to an unsuccessful outcome would be expensed.

Revenue

Grant revenue

The Company’s primary source of revenue has been grant revenue from non-customers. The Company applies the provisions of ASC Topic 958, Not-For-Profit Entities, applicable to contributions received and recognizes grant revenue as qualified expenses are incurred. In the years ended May 31, 2025 and 2024, all grant revenue was received from the National Institutes of Health (“NIH”). As of May 31, 2025, the Company has used all funding available under the grants.

Under these NIH grants, the Company received funds monthly on a cost-reimbursement basis for agreed-upon direct and indirect costs for specific research and development activities, together with a specified fee. Allowable direct costs included personnel costs, fees for laboratory and other contract services and supplies, among others.

The Company was responsible for performing research and development activities but ws not required to achieve any specified identified results. Accordingly, these grants did not contain general payback provisions. However, the Company’s performance, costs and compliance are subject to periodic review and audit and the Company may be required to repay funds already received in the event of noncompliance. Grant-years ending after May 31, 2024 remained subject to review as of May 31, 2025.

As of May 31, 2025 and 2024, respectively, the Company had $0 and $89,281 of unbilled revenue related to grants, representing grant costs incurred, which were reimbursed in future periods

Revenue from customers

The Company recognizes revenue from customers in accordance with FASB Topic 606, Revenue from Contracts with Customers (“ASC 606”). Under ASC 606, the Company recognizes revenue when (or as) customers obtain control of promised goods or services, in an amount that reflects the consideration which is expected to be received in exchange for those goods or services. The Company recognizes revenue following the five-step model prescribed under ASC 606: (i) identify contract(s) with a customer; (ii) identify the performance obligation(s) in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligation(s) in the contract; and (v) recognize revenues when (or as) the Company satisfies a performance obligation. The Company applies the provisions of ASC 606 to an arrangement when a substantive contract exists and collectability is probable.

DIAMIR BIOSCIENCES CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Company’s deferred revenue represents amounts invoiced in excess of revenue earned and relates to fees for the Company’s laboratory testing services. The deferred revenue is expected to be recognized as revenue within a year, as samples are tested in accordance with customer specifications. There is no variable consideration. Customer acquisition costs are not significant.

Contract assets and deferred revenues related to contracts with customers consist of the following as of May 31, 2025 and May 31, 2024:
	Contract assets		Contract liability
	Contract costs	Unbilled revenue	Total	Deferred revenue
May 31, 2023	$—	$—	$—	$—
Net change due to billings	—	—	—	—
Revenue recognized	—	—	—	—
May 31, 2024	—	—	—	—
Net change due to billings	—	—	—	43,982
Revenue recognized	—	—	—	—
May 31, 2025	$—	$—	$—	$43,982

Other revenue

In the year ended May 31, 2025, the Company’s other revenue consists of nonrecurring fees earned under a material transfer agreement with a non-customer. The Company recognized other revenue upon shipment of the subject materials.

Accounting for Derivative Financial Instruments

The Company evaluates stock options, stock warrants or other contracts to determine if those contracts or embedded components of those contracts qualify as derivatives to be separately accounted for under the relevant sections of ASC Topic 815-40, Derivative Instruments and Hedging: Contracts in Entity’s Own Equity (“ASC Topic 815-40”) and ASC Topic 470, Debt. The result of this accounting treatment could be that the fair value of a financial instrument is classified as a derivative instrument and is marked-to-market at each balance sheet date and recorded as a liability. Financial instruments that are initially classified as equity that become subject to reclassification under ASC Topic 815-40 are reclassified to a liability account at the fair value of the instrument on the reclassification date. The Company has no financial instruments meeting the criteria for derivative accounting as of May 31, 2025 and 2024.

Stock Based Compensation

The Company accounts for share-based compensation arrangements with employees and non-employees using a fair value method which requires the recognition of compensation expense for costs related to all share-based payments including share options. The fair value method requires the Company to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model. The Company uses the Black-Scholes option-pricing model to estimate the fair value of options granted that are expensed on a straight-line basis over the requisite service period, which is generally the vesting period. The Company accounts for forfeitures as they occur.

Leases

The Company accounts for its operating leases under ASC 842, Leases. Accordingly, the Company determines whether a contract is, or contains, a lease at inception. Right-of-use assets represent the Company’s right to use an underlying asset during the lease term, and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Right-of-use assets and lease liabilities are recognized at lease commencement based upon the

DIAMIR BIOSCIENCES CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

estimated present value of unpaid lease payments over the lease term. The Company uses an estimated incremental borrowing rate based on the information available at lease commencement in determining the present value of unpaid lease payments.

Convertible Notes Payable

Debt issuance costs and discounts (premiums) related to notes payable are reported as direct deductions (increases) to the outstanding debt and amortized over the term of the debt using the effective interest method as an addition (reduction) to interest expense.

In August 2020, the FASB issued ASU No. 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40) — “Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity”, which simplifies the accounting for convertible instruments by removing major separation models currently required. Consequently, more convertible debt instruments will be reported as a single liability instrument with no separate accounting for embedded conversion features. ASU 2020-06 removes certain settlement conditions that are required for equity contracts to qualify for the derivative scope exception, which will permit more equity contracts to qualify for it. The standard also simplifies the diluted net income per share calculation in certain areas. The amendments in this update were effective for public entities that are smaller reporting companies, as defined by the Securities and Exchange Commission (“SEC”), for the fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. The Company adopted the pronouncement early on a fully retrospective basis prior to the year ended May 31, 2024 and has not recognized calculated beneficial conversion features in its notes payable.

Segment Information

FASB ASC 280, Segment Reporting (“ASC 280”), establishes standards for reporting information about operating segments. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. The Company performs research and development activities of its own and for others substantially in one location using resources common to internal research activities and revenue-producing services, which have been limited to date. Accordingly, the Company’s chief operating decision maker (“CODM”), the Executive Chairman, manages the Company’s business activities as a single operating and reportable segment at the consolidated level using cash flow and EBITDA measures to allocate resources and assess performance. Further, the CODM reviews and utilizes functional expenses (personnel, other research and development, and general and administrative) at the consolidated level to manage the Company’s operations. Other segment items included in consolidated net income are depreciation and amortization, stock based compensation, interest expense and the provision for income taxes.

Recently Issued Accounting Pronouncements

In November 2024, the FASB issued Accounting Standards Update No. 2024-03, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Topic 220): Disaggregation of Income Statement Expenses (“ASU 2024-03”). ASU 2024-03 requires additional disclosure of certain amounts included in the expense captions presented on the condensed consolidated statement of operations as well as disclosures about selling expenses. The ASU is effective on a prospective basis, with the option for retrospective application, for annual periods beginning after December 15, 2026 and interim reporting periods beginning after December 15, 2027. Early adoption is permitted for annual financial statements that have not yet been issued. The Company is currently evaluating the impact of ASU 2024-03 on its condensed consolidated financial statements and related disclosures.

There are no other recently issued accounting pronouncements that the Company believes might have a material impact on its financial position or results of operations.

DIAMIR BIOSCIENCES CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 — PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	May 31, 2025	May 31, 2024
Deferred costs of equity financing	$—	$114,000
Advances to suppliers	45,252	—
Other	1,397	6,139
Total	$46,649	$120,139

NOTE 5 — INTANGIBLE ASSETS

In the Company’s fiscal year ended May 31, 2021, the Company acquired laboratory assets and operations, including the laboratory’s CLIA certification and its state operating licenses from a provider of molecular diagnostic tests. The Company allocated $197,761 of the total purchase price to the certification and licenses, which it considers indefinite-lived intangible assets.

NOTE 6 — PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consists of the following:

	Estimated Life	May 31, 2025	May 31, 2024
Laboratory equipment	5 years	$88,388	$88,388
Furniture	7 years	11,780	11,780
Computer equipment	3 years	5,176	5,176
Total property and equipment		105,344	105,344
Accumulated depreciation		(85,315)	(64,487)
Property and equipment, net		$20,029	$40,857

Depreciation expense was $20,828 and $20,052 for the years ended May 31, 2025 and 2024, respectively.

NOTE 7 — ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consist of the following:

	May 31, 2025	May 31, 2024
Outside services	$220,411	$123,065
Employee compensation	5,884	12,285
Other	5,563	13,298
Total	$231,858	$148,648

NOTE 8 — CONVERTIBLE NOTES PAYABLE

Founders

Convertible notes payable consist of the following:

	May 31, 2025	May 31, 2024
Executive director	$872,245	$536,861
Former Chief Scientific Officer	85,417	77,321
Total	$957,662	$614,182

DIAMIR BIOSCIENCES CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 — CONVERTIBLE NOTES PAYABLE (cont.)

In the year ended May 31, 2024, the Company amended its outstanding convertible note (“Note”) to its executive director to reflect additional borrowings of $200,000 during the year and interest accrued to the date of the amended note. In the year ended May 31, 2025, the Company amended its outstanding convertible note (“Note”) to its executive director to reflect additional borrowings of $300,000 during the year and interest accrued to the date of the amended note. The Company estimates that the nominal interest rate on the Note is less than rates that may be obtained from third parties. The Company recorded discounts of $35,063 on the additional borrowing at an estimated effective rate of 10%, as an addition to paid-in capital. Other terms and conditions of the Note were not affected. The notes are payable in full on December 31, 2026.

No payments of principal or interest on the notes are required prior to maturity. The notes call for interest at 4% per annum, compounded monthly and are convertible, at the option of the holder, upon the Company’s next equity financing involving the Company’s sale of its equity securities to third party investors. Upon any conversion, all unpaid principal and accrued unpaid interest on the Notes will be exchanged for the Company’s securities at the lowest per unit price for securities sold to third parties in the next equity financing.

In addition, the Notes are due upon demand at the option of the holder when there is a liquidation event, which shall include:

(i)     The closing of the sale, lease, transfer or other disposition of all or substantially all of the assets of Company or the grant of any exclusive license to any material portion of the Company’s intellectual property;

(ii)    The consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold, directly or indirectly, at least fifty percent (50%) of the voting power of the capital stock of the Company or the surviving or acquiring entity);

(iii)   The closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company’s securities), of the Company’s securities if, after such closing, such person or group of affiliated persons would hold, directly or indirectly, fifty percent (50%) or more of the outstanding voting stock of the Company (or the surviving or acquiring entity);

(iv)   An initial public offering of securities by Company or one of its subsidiaries; or

(v)    A liquidation, dissolution or winding up of the Company.

The Company estimates that the nominal interest rate on the Notes is less than rates that may be obtained from third parties. The Company has recorded discounts on the Notes, calculated at an estimated effective rate of 10%, as an addition to paid-in capital. Unamortized discounts presented as a deduction from the face amount of the Notes amounted to $96,332 and $105,178 as of May 31, 2025 and 2024, respectively.

See Note 16 “Subsequent Events” regarding the Company’s definitive merger agreement.

Interest expense

Interest expense consists of the following in the years ended May 31:

	2025	2024
Interest on notes	$38,508	$23,232
Amortization of discount	43,538	25,367
Total	$82,046	$48,599

DIAMIR BIOSCIENCES CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 — LEASES

As of May 31, 2023, the Company had a lease for laboratory space with a term of one year and a one-year Company renewal option. The Company renewed the lease on a one-year basis in each of the years ended May 31, 2024 and 2025. The Company considers exercise of its renewal options to be probable. Accordingly, it has recorded right of use assets and lease liabilities related to the lease.

The lease agreement does not provide an implicit borrowing rate; therefore, an internal incremental borrowing rate is determined based on information available at lease commencement date for purposes of determining the present value of lease payments and recording lease liabilities. In determining this rate, the Company estimated the rate of interest it would pay on collateralized loans with similar payment terms, in a similar economic environment, by reference to comparable lessee companies.

Supplemental cash flow information and non-cash activity related to leases include the following in the years ended May 31:

	2025	2024
Cash paid on operating lease liabilities	$42,052	$40,827
Right of use assets acquired under operating leases	$39,083	$37,319

Lease terms and assumed discount rates are as follows:

	May 31, 2025	May 31, 2024
Average lease term	1.6 years	1.6 years
Discount rate	10%	10%

Minimum lease payments under leases with terms greater than one year are as follows:

Year	Amount
Year ending May 31, 2026	$43,313
Year ending May 31, 2027	25,703
Total	69,016
Less imputed interest	(4,935)
Lease liability	$64,081

The Company also leases office space on a monthly basis. Total lease costs were $40,103 and $47,493 in the years ended May 31, 2025 and 2024, respectively

NOTE 10 — COMMITMENTS AND CONTINGENCIES

Legal

The Company is not involved in any legal matters arising in the normal course of business. While incapable of estimation, in the opinion of the management, the individual regulatory and legal matters in which it might involve in the future are not expected to have a material adverse effect on the Company’s financial position, results of operations, or cash flows.

NOTE 11 — STOCKHOLDERS’ EQUITY

The Company was capitalized by its two founders with a cash contribution by one of its founders of $250,000 for 2,200,000 shares of common stock and a non-cash contribution by the other founder for 2,000,000 shares of common stock. The non-cash contribution consisted of all of the founders’ rights, title, and interest in any intellectual property, proprietary property or other property of a similar nature related to the business to be conducted by the Company involving methods of using small RNA from bodily fluids for diagnosis and monitoring of neurodegenerative diseases.

DIAMIR BIOSCIENCES CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 — STOCKHOLDERS’ EQUITY (cont.)

Founder Contributions

In the years ended May 31, 2025 and 2024, its founders also made contributions to the Company in the form of below market interest rates on loans and in the form of uncompensated services. the Company recorded discounts on founder notes payable of $34,692 and $35,063 respectively, as additional paid-in capital.

Warrant

Concurrent with the issuance of a note payable settled prior to the year ended May 31, 2024, the Company issued a warrant for 29,336 shares of the Company’s common stock at an exercise price of $5.87 per share. The warrant expired in the year ended May 31, 2025, in accordance with its terms.

Stock Option Plans

The Company maintains stock option plans, under which shares are available for issuance of stock-based awards under terms established by the board of directors. Through May 31, 2025, awards under the plans generally consisted of options with exercise prices equal to fair market value, vesting and service conditions of 18 months to three years without market or performance conditions and ten-year lives. Options granted in the year ended May 31, 2024 for an aggregate of 246,000 shares are subject to vesting conditions related to research and financing milestones. As of May 31, 2025, 600,000 shares remain available for future grant under the 2024 Stock Option Plan. The number of shares available under the 2024 Stock Option Plan will increase by 2% per year or such lower number of shares as may be determined by the Company’s board of directors.

The following is an analysis of the stock option activity under the Plans:

	Number	Weighted Average Exercise Price	Weighted Average Remaining Life
Outstanding May 31, 2023	557,450	$6.04
Granted	153,000	0.01
Exercised	—	—
Expired or forfeited	(198,500)	4.95
Outstanding May 31, 2024	511,950	$4.66
Granted	—	—
Exercised	—	—
Expired or forfeited	—	—
Outstanding May 31, 2025	511,950	$4.66	5.5 years
Exercisable May 31, 2025	263,450	$4.96	4.0 years

The weighted average grant-date fair value of stock options granted during the years ended May 31, 2024 was $7.00, based on the following weighted average assumptions:

2024
Expected term in years	10
Expected volatility	81%
Risk-free interest rate	4.1%
Expected dividend yield	0%

DIAMIR BIOSCIENCES CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 — STOCKHOLDERS’ EQUITY (cont.)

In the year ended May 31, 2024, the Company modified the terms of certain of its outstanding stock options representing an aggregate of 140,000 shares. These modifications included a reduction in exercise prices from $7.01 per share to $0.01 per share and the addition of performance and vesting conditions, not currently considered probable of achievement, related to corporate transactions.

In the year ended May 31, 2025, stock-based compensation expense amounted to $24,312, which is included in research and development expenses. In the year ended May 31, 2024, stock-based compensation expense amounted to $194,846, of which $182,912 is included in research and development expenses and $11,934 is included in general and administrative expenses. As of May 31, 2025, unrecognized stock-based compensation expense related to options for which vesting is considered probable was $0. As of May 31, 2025, unrecognized stock-based compensation expense related to options for which vesting is not considered probable was $1,093,712.

In the year ended May 31, 2023, the Company issued 132,000 restricted stock units, vesting upon a change in control or public listing of the Company’s common stock. In the year ended May 31, 2024, concurrent with the modification of stock options described above, the Company terminated outstanding restricted stock units representing 44,000 shares. Vesting of the units is not considered probable and no compensation expense has been recognized through the year ended May 31, 2025. The grant-date fair value and unrecognized compensation expense as of May 31, 2025 related to the restricted stock units amounts to $652,080.

NOTE 12 — INCOME TAXES

For the years ended May 31, 2025 and 2024, the provision for income taxes consisted of the following:

	2025	2024
Current:
Federal	$16,483	$112,947
State	1,456	1,456
Total current	17,939	114,403
Deferred:
Federal	—	—
State	—	—
Total deferred	—	—
Total	$17,939	$114,403

For the years ended May 31, 2025 and 2024, a reconciliation of the Company’s effective tax rate to the statutory U.S. Federal rate is as follows:

	2025	2024
Income taxes at Federal statutory rate	21.0%	21.0%
Discounts and interest on notes	(2.4)%	(2.1)%
Financing costs	(4.3)%	—%
State taxes	—%	(4.2)%
Other	(2.3)%	(1.2)%
Change in valuation allowance	(14.3)%	(36.3)%
Income tax provision	(2.3)%	(22.9)%

DIAMIR BIOSCIENCES CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 — INCOME TAXES (cont.)

The Company’s deferred tax assets and liabilities consist of the following at May 31, 2025 and 2024:

	May 31, 2025	May 31, 2024
Deferred tax assets:
Tax benefit of net operating loss carry-forward (NOL)	$351,453	$247,637
FIN48 reduction in NOL	(269,420)	(219,793)
Stock compensation	351,136	346,030
Research and development expenses	422,170	372,544
Other	1,152	2,432
Total deferred tax assets:	856,490	748,850
Deferred tax liabilities	(8,152)	(4,583)
Net deferred tax assets:	848,338	744,267
Valuation allowance for deferred tax assets	(848,338)	(744,267)
Deferred tax assets, net of valuation allowance	$—	$—

As of May 31, 2025 and 2024, the Company had federal net operating loss (“NOL”) carryforwards available to reduce future taxable income of approximately $1,541,000 and $1,047,000, respectively. As of May 31, 2025 and 2024, the Company had state NOL carryforwards of approximately $392,000 and $392,000, respectively. Federal NOLs of approximately $165,000 will begin to expire in 2025 and remaining Federal NOLs have an indefinite expiration period and can be utilized to offset up to 80% of future taxable income. State loss carryforwards expire between 2036 and 2044.

When realization of the deferred tax asset is more likely than not to occur, the benefit related to the deductible temporary differences attributable to operations is recognized as a reduction of income tax expense. Valuation allowances are provided against deferred tax assets when, based on all available evidence, it is considered more likely than not that some portion or all of the recorded deferred tax assets will not be realized in future periods. The Company’s valuation allowance increased by $104,071 and $181,606 in the years ended May 31, 2025 and 2024, respectively.

Uncertain tax positions are evaluated based on the facts and circumstances that exist at each reporting period. Subsequent changes in judgment based upon new information may lead to changes in recognition, derecognition, and measurement. Adjustment may result, for example, upon resolution of an issue with the taxing authorities or expiration of a statute of limitations barring an assessment for an issue. The Company recognizes a tax benefit from an uncertain tax position when it is more-likely-than-not that it will be sustained upon examination by tax authorities.

Unrecognized tax benefits, May 31, 2023	$217,239
Gross increases – tax positions in current period	155,305
Unrecognized tax benefits, May 31, 2024	372,544
Gross increases – tax positions in current period	49,626
Unrecognized tax benefits, May 31, 2025	$422,170

The gross increase in unrecognized tax benefits in the years ended May 31, 2024 and 2025 relate to expected current deductions for certain funded research and development expenses subject to interpretations of applicable tax law, in excess of available net operating carryforwards. Future changes in the unrecognized tax benefits would affect the Company’s effective tax rate. In the absence of changes in related rulings or regulations, the Company does not anticipate any such change over the next 12 months.

The Company’s policy is to recognize interest expense and penalties related to income tax matters in income tax expense. As of May 31, 2025 and 2024, accrued interest related to uncertain tax positions amounted to $20,483 and $4,000, respectively.

DIAMIR BIOSCIENCES CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 — INCOME TAXES (cont.)

The Company and its subsidiary are subject to U.S. federal and state income tax, and in the normal course of business, its income tax returns are subject to examination by the relevant taxing authorities. As of May 31, 2025, the 2017 to 2025 tax years remained subject to examination.

NOTE 13 — LOSS PER SHARE

The following common stock equivalents have been excluded from the calculation of loss per share because their effects would be antidilutive:

	2025	2024
Stock options	511,950	511,950
Restricted stock	88,000	88,000
Warrants	—	29,336

Additional shares are issuable under the Company’s convertible notes, the amount of which is dependent on future events.

NOTE 14 — DEFINED CONTRIBUTION PLAN

The Company maintains a 401K plan for the benefit of its employees. Company contributions amounted to $5,948 and $12,711 in the years ended May 31, 2025 and 2024, respectively.

NOTE 15 — SEGMENT INFORMATION

Segment revenue and expenses are as follows in the years ended May 31, 2025 and 2024.

	2025	2024
Revenue	$631,729	$1,319,531
Research and development
Salaries and benefits	449,344	692,875
Consultants and contractors	176,935	278,837
Stock based compensation	24,312	182,912
Other R&D	—	2,236
Total research and development	650,591	1,156,860
General and administrative
Salaries and benefits	105,761	117,883
Consultants and contractors	213,509	292,234
Stock based compensation	—	11,934
Patents	44,363	30,167
Depreciation	20,828	20,052
Offering costs	150,526	—
Rent and facilities	53,483	55,600
Other	35,918	86,204
Total general and administrative	624,388	614,074
Interest expense	82,046	48,599
Income taxes	17,939	114,403
Net loss	$(743,235)	$(614,405)

Other general and administrative expenses include software services, statutory and licensing fees, insurance and office expenses, among others.

DIAMIR BIOSCIENCES CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 — SUBSEQUENT EVENTS

In June 2025, DiamiR amended the convertible note with Kira Sheinerman, one of its founders and the Executive Director, such that the founder loaned us additional $150,000.

In July 2025, the Company entered into a definitive merger agreement with Aptorum Group Limited, a publicly traded Cayman Islands company. Pursuant to the merger agreement, if completed, shareholders of the Company would receive shares of the acquirer’s common stock in a share exchange. Accounting for the merger, if consummated, is not complete. Under the merger agreement, the Company’s outstanding convertible notes are expected to be converted to shares of common stock. Concurrent with the execution of the merger agreement, the companies entered into a management service agreement and a license agreement through earlier of the closing of the merger or December 31, 2025 under which the Company will provide certain development services.

On July 4, 2025, H.R.1, the One Big Beautiful Bill Act (“OBBBA”) was enacted in the United States. The OBBB eliminates the requirement under Internal Revenue Code Section 174 to capitalize and amortize U.S.-based research and experimental expenditures over five years, making these expenditures fully deductible in the period incurred, among other provisions. The Company is currently evaluating the impact on its consolidated financial statements of the provisions of the OBBBA, which may result in a significant reduction of recorded income tax liabilities. The provisions were not effective as of May 31, 2025 and their effects, if any, are expected to be recorded in the Company’s consolidated financial statements for the year ending May 31, 2026.

On July 7, 2025, DiamiR entered into a financial advisory agreement with H.C. Wainwright & Co., LLC (“Wainwright”), with Wainwright to act as exclusive financial advisor to DiamiR in connection with the merger with Aptorum. As compensation for its services, upon the consummation of the Merger, Wainwright will receive common stock purchase warrants to purchase up to a number of shares of common stock of the combined company equal to $500,000 divided by the closing price of the combined company’s common stock on the date of consummation of the Merger, which warrants shall have an exercise price of $0.01 per share and a term of exercise of five years. In the event that DiamiR (or the combined company) consummates one or more financing transactions, with gross proceeds of at least $4,000,000 following the execution of the Merger Agreement through and including the consummation of the Merger and within 90 days thereafter, Wainwright shall receive a cash fee of $250,000, which cash fee shall be paid in lieu of a number of warrants equal to $250,000. The Executive Director and co-founder of DiamiR, is currently a managing director of Wainwright.

The Company has evaluated subsequent events through October 6, 2025, the date these financial statements were available to be issued.

ANNEX A

Annex A-1

ANNEX B

Annex B-1

ANNEX C

Annex C-1

ANNEX D

Annex D-1

ANNEX E

Annex E-1

ANNEX F

Annex F-1

ANNEX G

Annex G-1

ANNEX H

Annex H-1

ANNEX I

Annex I-1

PART II

INFORMATION NOT REQUIRED IN PROXY STATEMENT/PROSPECTUS

Item 20. Indemnification of Directors and Officers

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Aptorum’s current amended and restated memorandum and articles permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty of such directors or officers. This standard of conduct is generally the same as permitted under the DGCL for a Delaware corporation.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, or the Securities Act, may be permitted to Aptorum’s directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission, or the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 21. Exhibits and Financial Statement Schedules

(a)    Exhibit Index

A list of exhibits filed with this registration statement on Form S-4 is set forth on the Exhibit Index and is incorporated herein by reference.

(b)    Financial Statements

The financial statements filed with this registration statement on Form S-4 are set forth on the Financial Statement Index and is incorporated herein by reference.

Item 22. Undertakings

The undersigned Registrant hereby undertakes:

(1)    To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)     To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)    To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)   To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2)    That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)    That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)    That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)     Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)    Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)   The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)   Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6)    That, prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the Registrant undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(7)    That every prospectus: (i) that is filed pursuant to the immediately preceding paragraph, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(8)    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrants of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(9)    The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(10)  The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

EXHIBIT INDEX

Exhibit No.	Description
2.1	DiamiR Share Exchange Agreement, dated October 1, 2014(26)
2.2	Merger Agreement by and between Aptorum and DiamiR(26)
3.1	Third Amended and Restated Articles of Association, as amended(21)
3.2	Registrant’s Specimen Certificate for Ordinary Shares(21)
3.3	Certificate of Incorporation of Combined Company (To be filed via amendments)
3.4	Bylaws of Combined Company (To be filed via amendments)
3.5	Articles of Incorporation of DiamiR Biosciences Corp., filed with the Secretary of State of Delaware on June 16, 2014(26)
3.6	By-laws of DiamiR Biosciences Corp., adopted on October 1, 2014(26)
4.2	Form of Underwriter’s Warrant+++
4.3	Description of Securities registered under Section 12 of the Exchange Act of 1934, as amended(21)
4.4	Form of Warrant+
4.5	Voting and Support Agreement by and between Aptorum, DiamiR, and Ian Huen(26)
4.6	Stockholders Agreement by and among Aptorum and stockholders of DiamiR(26)
4.7	Amended and Restated Future Advance Promissory Note, issued to Kira Sheinerman, as of October 10, 2023(26)
4.8	Future Advance Promissory Note, issued to Samuil Umansky, as of March 15, 2023(26)
4.9	Form of Restricted Warrant dated as of October 14, 2025(28)
5.1	Opinion of Hunter Taubman Fischer & Li LLC regarding validity of the shares being registered hereunder (To be filed via amendment)
10.1	Form of Underwriting Agreement+++
10.2	Appointment Letter between the Company and Ian Huen (Founder, Chief Executive Officer & Executive Director), dated September 25, 2017*
10.3	Appointment letter between the Company and Ian Huen (Non-Executive Director), dated May 27, 2022(21)
10.4	Appointment letter between the Company and Ian Huen (Executive Director), dated November 20, 2023(25)
10.5	Reserved.
10.6	Reserved.
10.7	Employment Agreement between the Company and Justin Wu (Independent Non-Executive Director), dated September 18, 2017*

Exhibit No.	Description
10.8	Employment Agreement between the Company and Douglas Arner (Independent Non-Executive Director), dated February 13, 2018*
10.9	2017 Share Option Plan, as amended(15)
10.10

Exclusive Patent License Agreement for ALS-4 dated October 18, 2017(3) (Portions of the exhibit were previously omitted in reliance on the confidential treatment provisions available pursuant to revised paragraph 4(a) of Instructions as to Exhibits of Form 20-F)

10.11	First Amendment to Exclusive License Agreement for ALS-4 dated June 7, 2018*
10.12

Second Amendment to Exclusive License Agreement for ALS-4 dated July 10, 2019(6) (Certain information from this exhibit has been excluded from this exhibit because it both (i) is not material and (ii) would likely cause competitive harm to the Registrant if publicly disclosed.)

10.13

Exclusive License Agreement for ALS-4 dated January 11, 2019(4) (Portions of the exhibit were previously omitted in reliance on the confidential treatment provisions available pursuant to revised paragraph 4(a) of Instructions as to Exhibits of Form 20-F)

10.14	Bond Repurchase Agreement dated April 24, 2019(1)
10.15	Form of Line of Credit Agreement(2)
10.16	Form of Promissory Note(2)
10.17	Form of Securities Purchase Agreement+
10.18	Placement Agency Agreement, dated February 25, 2020, between the Company and Alliance Global Partners(8)
10.19	Form of Securities Purchase Agreement(8)
10.20	Form of Warrant(8)
10.21	Form of Securities Purchase Agreement dates as of September 29, 2020, by and among the Company and the purchasers named therein(9)
10.22	Form of Warrant(9)
10.23	Form of Pre-Funded Warrant(9)
10.24	Form of Placement Agent Warrant(9)
10.25	Sales Agreement, dated March 26, 2021, between the Company and H.C. Wainwright & Co., LLC(10)
10.26	Share Subscription and Shareholders Agreement dated as of September 25, 2020(11,12)
10.27	Private Placement Shares Purchase Agreement with Jurchen Investment Corporation(14)
10.28	Form of Securities Purchase Agreement(18)
10.29	Non-binding Letter of Intent(20)
10.30	Securities Purchase Agreement and Form of convertible note dated September 11, 2023(22)
10.31	Securities Purchase Agreement dated June 28, 2023(23)
10.32	Securities Purchase Agreement dated January 2, 2025(24)
10.33	Management Services Agreement by and between DiamiR and Aptorum Therapeutics(26)
10.34	Limited Interim Patent and Know-How License Agreement by and among DiamiR, DiamiR LLC and Aptorum Therapeutics(26)
10.35	Form of Employment Agreement, by and between DiamiR Biosciences Corp and Alidad Mireskandari with a commencement date of July 14, 2025(26)
10.36	Small Business Innovation Research Program grant dated August 18, 2020(26)
10.37	Department of Health and Human Services grant dated April 27, 2021(26)
10.38	Department of Health and Human Services grant dated April 6, 2022(26)
10.39	Department of Health and Human Services grant dated December 4, 2020(26)
10.40	National Institute of Health grant dated August 12, 2021(26)
10.41	DiamiR Insider Stock Purchase Agreement dated March 30, 2023(26)
10.42	DiamiR 2014 Stock Option Plan, adopted on October 1, 2014(26)
10.43	DiamiR 2024 Stock Option Plan, adopted on May 31, 2024(26)
10.45	Form of Employment Agreement, by and between DiamiR Biosciences Corp and Gary Anthony dated as of August 1, 2025(26)
10.46	Amendment convertible note dated September 11, 2023(26)
10.47	Amendment to the Management Services Agreement dated as of December 2, 2025(27)
10.48	Form of Purchase Agreement dated October 10, 2025(28)
10.49	Form of Lock-Up Agreement dated October 10, 2025(28)

Exhibit No.	Description
21.1	List of Subsidiaries(21)
23.1	Consent of Marcum Asia CPAs LLP**
23.2	Consent of CBIZ CPAs P.C.**
23.3	Consent of Marcum LLP**
97.1	Policy for the Recovery of Erroneously Awarded Compensation(25)
99.1	Code of Business Ethics*
99.2	Consent of Director Nominee(26)
99.3	Consent of Director Nominee(26)
101.INS	Inline XBRL Instance Document**
101.SCH	Inline XBRL Taxonomy Extension Schema Document**
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document**
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document**
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document**
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document**
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101**
107	Filing Fee Table(26)

____________

***    Furnished herewith

**      Filed herewith

*        Incorporated by reference to our Registration Statement Filed on Form F-1 on September 5, 2018

+++   Incorporated by reference to our Registration Statement Filed on Form F-1 on November 15, 2018

++      Incorporated by reference to our Current Report on Form 6-K filed on April 1, 2019

+        Incorporated by reference to our Current Report on Form 6-K filed on February 26, 2020

(1)      Incorporated by reference to our Current Report on Form 6-K filed on April 24, 2019.

(2)      Incorporated by reference to our Current Report on Form 6-K filed on August 14, 2019.

(3)      Incorporated by reference to our Registration Statement Filed on Form F-1 on September 5, 2018; portions of the exhibit were previously omitted in reliance on the confidential treatment provisions available pursuant to revised paragraph 4(a) of Instructions as to Exhibits of Form 20-F.

(4)      Incorporated by reference to our annual report on Form 20-F filed on April 15, 2019; portions of the exhibit were previously omitted in reliance on the confidential treatment provisions available pursuant to revised paragraph 4(a) of Instructions as to Exhibits of Form 20-F.

(5)      Incorporated by reference to our Annual Report on Form 20-F filed on April 15, 2019.

(6)      Incorporated by reference to our Annual Report on Form 20-F filed on April 29, 2020. Certain information from this exhibit has been excluded from this exhibit because it both (i) is not material and (ii) would likely cause competitive harm to the Registrant if publicly disclosed.

(7)      Reserved.

(8)      Incorporated by reference to our Current Report on Form 6-K filed on February 26, 2020.

(9)      Incorporated by reference to our Current Report on Form 6-K filed on October 2, 2020.

(10)    Incorporated by reference to our Current Report on Form 6-K filed on March 26, 2021.

(11)    Reserved.

(12)    Incorporated by reference to our Annual Report on Form 20-F filed on April 19, 2021.

(13)    Incorporated by reference to our Current Report on Form 6-K filed on November 17, 2021.

(14)    Incorporated by reference to our Current Report on Form 6-K filed on May 26, 2021.

(15)    Incorporated by reference to our Current Report on Form 6-K filed on November 17, 2021.

(16)    Incorporated by reference to our Current Report on Form 6-K filed on July 11, 2022.

(17)    Reserved.

(18)    Incorporated by reference to our Current Report on Form 6-K filed on December 9, 2022.

(19)    Incorporated by reference to our Annual Report on Form 20-F/A filed on January 17, 2023.

(20)    Incorporated by reference to our Current Report on Form 6-K filed on March 27, 2023.

(21)    Incorporated by reference to our annual report on Form 20-F filed on April 28, 2023.

(22)    Incorporated by reference to our Current Report on Form 6-K filed on September 11, 2023.

(23)    Incorporated by reference to our Current Report on Form 6-K filed on June 30, 2023.

(24)    Incorporated by reference to our Current Report on Form 6-K filed on January 7, 2025.

(25)    Incorporated by reference to our Annual Report on Form 20-F filed on April 30, 2024.

(26)    Incorporated by reference to our Registration Statement Filed on Form S-4 on October 6, 2025.

(27)    Incorporated by reference to our Current Report on Form 6-K filed on December 5, 2025.

(28)    Incorporated by reference to our Current Report on Form 6-K filed on October 16, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-4 and has duly caused this proxy statement/prospectus to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on January 21, 2026.

Aptorum Group Limited
By:	/s/ Ian Huen
Name:	Ian Huen
Title:	Chief Executive Officer and the Chairman of the Board of Directors

Pursuant to the requirements of the Securities Act of 1933, as amended, this proxy statement/prospectus has been signed by the following persons in the capacities set forth below on January 21, 2026.

/s/ Ian Huen	Chief Executive Officer and Chairman of the Board of Directors
Name: Ian Huen	(principal executive officer)
/s/ K. K. Wong	Head of Finance
Name: K. K. Wong
/s/ Douglas Arner	Director
Name: Douglas Arner
/s/ Justin Wu	Director
Name: Justin Wu